UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

ADMINISTRATION’S PROPOSAL

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON NOVEMBER 17, 2020

São Paulo, October 5, 2020.

Dear Shareholders,

The Administration of Linx S.A. (“Linx” or “Company”) hereby submits to your appraisal this Administration’s Proposal (“Administration’s Proposal”) in relation to the matters contained in the agenda stated in the call notice to the Company’s Extraordinary General Meeting to be held at 2:00 p.m. of November 17, 2020, as proposed below (“EGM”).

Linx S.A.

TABLE OF CONTENTS

#	Document	Page
1	Agenda	[-]
2	Information on the proposal of combination of businesses with STNE	[-]
3	Information on the proposal of combination of businesses with TOTVS	[-]
4	Administration’s Proposal	[-]
5	Exhibit 1: Exhibit 20-A to CVM Ruling No. 481/09	[-]
6	Exhibit 2: Exhibit 20 to CVM Ruling No. 481/09	[-]
7	Exhibit 3: Protocol and Justification (including Appraisal Report)	[-]
8	Exhibit 4: Linx’s Financial Statements – 6.30.2019	[-]
9	Exhibit 5: STNE’s Financial Statements – 6.30.2019	[-]
10	Exhibit 6: Pro Forma Financial Information	[-]
11	Exhibit 7: Minutes of the Meeting of Linx’s Board of Directors of October 1, 2020, including its exhibits	[-]
12	Exhibit 8: Minutes of the Meeting and Opinion from Linx’s Fiscal Board of October 1, 2020	[-]
13	Exhibit 9: Minutes of the Meeting of Linx’s Audit Committee of October 1, 2020
14	Exhibit 10: Legal Opinions – Professors Arnoldo Wald, Nelson Eizirik and Fábio Ulhoa Coelho	[-]
15	Exhibit 11: STNE’s Bylaws

1.               ITEMS IN THE AGENDA

Pursuant to the call notice to be published pursuant to law, the EGM shall have the following agenda:

(1)       approval of the “Protocol and Justification of Merger of the Shares Issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE, and the merger of all shares issued by the Company by STNE Participações S.A., enrolled in the CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled in the CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”) (“Share Merger”), under the terms and conditions set forth in the Protocol and Justification;

(2)       approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Share Merger, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

(3)       approval of the waiver regarding the execution of a public offer for the acquisition of the shares issued by the Company as set forth in article 43 of the Bylaws, within the context of the corporate reorganization set forth in the Protocol and Justification;

(4)       observing the provisions of the Association Agreement and Other Covenants entered into with STNE on August 11, 2020, as amended on September 1, 2020 and on October 2, 2020, if any subject previously resolved on, related to the proposal of Share Merger involving STNE is not approved on the date that the EGM authorizes the continuity of the interactions with Totvs S.A., a publicly-held company, enrolled in the CNPJ/ME under No. 53.113.791/0001-22 (“Totvs”), if the validity of its business combination proposal is extended.

The resolution proposals described in items (1) to (3) of the agenda indicated above are interdependent juristic acts, and it is a premise that each resolution under this item will only be individually effective if the others are also effective. Thus, if the EGM rejects any of the subjects included in such items, or if corporate approvals are not obtained or if the conditions set forth in the Protocol and Justification are not met, the subjects that may be approved at the EGM in relation to said item will not produce any effect.

Considering the interdependency of the subjects object of the agenda, if the quorum for installation is not reached at first call as set forth in Article 135 of the Corporations Law, (i) the EGM will not be instated; and (ii) the administration of the Company will take the measures for the second call of the EGM, with the same agenda, observing the applicable terms.

Additional information

The matters in the EGM agenda are described in the EGM call notice, to be published pursuant to the Corporations Law. The EGM shall be held through virtual means, exclusively, through an electronic system to be informed in due time (in any case, up to thirty (30) days prior to the EGM), with the possibility of sending the Remote Voting Bulletin, as detailed in the EGM call notice and in the EGM Participation Manual disclosed on the date hereof.

Every piece of information and document set forth in CVM Ruling 481/09 (“ICVM 481”) related to matters to be resolved upon at the EGM, as well as the other information and documents relevant for the exercise of the voting rights by the shareholders at the EGM, shall be available to the shareholders at the Company’s headquarters and investors relations website (http://ri.linx.com.br/documentos-arquivados-na-cvm) and at the websites of the Securities Commission – CVM (“CVM”) (www.cvm.gov.br) and of B3 (www.b3.com.br).

The Company’s administration recommends that all materials and documents made available to the shareholders be carefully read, including the appraisal of the Company’s administration regarding the proposal publicly submitted by Totvs, which is included in the Minutes of the Meeting of the Company’s Board of Directors held on October 1, 2020 (Exhibit 7).

In case of doubts, please contact Linx’s Investor Relations Officer by e-mail (ri@linx.com.br) or phone (11) 2103-1531.

2.               INFORMATION ON THE PROPOSAL OF COMBINATION OF BUSINESSES WITH STNE

The Company’s administration informs that the matters described in items (1) to (3) of the agenda above are related to the proposal for combination of the Company’s and STNE’s businesses, object of the Association Agreement and Other Covenants (the “Association Agreement”) entered into by Linx, STNE, StoneCo and others, dated August 11, 2020 and amended on September 1, 2020 and on October 2, 2020 (the “STNE Transaction”). The general terms and conditions of the STNE Transaction were the object of Material Facts disclosed by the Company on August 11, 2020, September 1, 2020 and October 2, 2020 (“STNE Material Facts”). Furthermore, the agreements related to the STNE Transaction were made available in their entirety to the Company’s shareholders, in digital medium and at the headquarters.

As set forth in the Association Agreement, the parties agreed that the integration of STNE’s and Linx’s activities is to be implemented by means (i) of the Share Merger, with Linx’s shareholders being assigned class A and class B preferred shares issued by STNE, which must be redeemable; and (ii) of the redemption of the entirety of said new preferred shares issued by STNE, which must be redeemable (“Share Redemption”), upon the payment of a sum in cash and the delivery of class A shares of StoneCo traded at NASDAQ - Nasdaq Stock Market or BDR (Brazilian Depositary Receipt) Level I of StoneCo admitted to be traded at B3 (“BDR StoneCo”).

Upon the approval of the Share Merger, Linx’s shareholders shall be assigned one (1) class A preferred share, which must be redeemable, and one (1) class B preferred share, which must be redeemable, issued by STNE being assigned to each one (1) common share issued by Linx (“New STNE Shares”).

The New STNE Shares shall have the rights and benefits attributed thereto on the terms of STNE’s Bylaws, which is attached to this Administration Proposal as Exhibit 11. The New STNE Shares shall not have the right to vote, shall have priority in the capital reimbursement in case of liquidation, with no premium, and shall be automatically redeemed after the completion of the Share Merger, as stated below.

After Linx’s Share Merger has been consummated, Linx shall become a wholly-owned subsidiary of STNE and preserve its legal personality and its own equity, there being no legal succession.

Immediately after the implementation of the Share Merger, the Share Redemption shall occur as follows:

(a)       the holder of each STNE Class A preferred share shall receive, as compensation for the Share Redemption, thirty-one Reais and fifty-six centavos (BRL 31.56), adjusted pro rata die according to the CDI variation from the sixth (6th) month counted from August 11, 2020 onwards and up to the date of the actual payment; and

(b)       the holder of each STNE Class B preferred share shall receive, as compensation for the Share Redemption;

(1) the holders of American Depositary Shares (ADS) issued by Linx will receive zero point zero one two six seven seven four (0.0126774) Class A shares issued by StoneCo, traded at NASDAQ (“StoneCo Class A Shares”); or

(ii) the holders of shares issued by Linx will receive zero point zero one two six seven seven four (0.0126774) BDR StoneCo, with one (1) BDR StoneCo corresponding to one (1) StoneCo Class A Share.

Once redeemed, the New STNE Shares shall be canceled against capital reserve.

Based on the closing quotation for StoneCo Class A Shares in reais of September 29, 2020, the exchange ratio corresponds to an amount per Linx share of thirty-five reais and thirty-nine centavos (BRL 35.39), which is equivalent to 89.2% in cash and 10.8% in StoneCo Class A Shares (or BDR StoneCo).

In addition, STNE may, unilaterally and with no need to amend the Protocol and Justification, increase the total cash amount and/or the number of BDRs StoneCo or StoneCo Class A Shares, as the case may be, to be delivered in consideration for the redemption of New STNE Shares, and under no circumstances the amount in cash and/or the number of BDRs StoneCo or StoneCo Class A Shares will be decreased, observing the adjustments set forth in the Protocol and Justification.

The Company’s administration is of the opinion that the STNE Transaction is timely, as it seeks to create a solid company, holder of first-class and strategically located assets, able to provide its clients with its products and services in an efficient manner. The integration of activities of the companies involved shall enable the capture of synergy gains derived from the integration of the activities in the markets of form of payment and corporate activity management and automation software in Brazil, which shall result in significant benefits for the companies, their clients, employees and shareholders. The way that Linx’s software services and STNE’s payment solutions complement each other is an opportunity to generate value to the Parties and their clients, with an expanded offer of services and solutions, creating a company that is more creative and able to innovate and compete. STNE Transaction is expected to create important synergies for the evolution of digital trading in Brazil.

Pursuant to the Association Agreement, the parties have agreed that a compensation fine in the amount of four hundred and fifty-three million, seven hundred and fifty thousand Reais (BRL 453,750,000.00) (“Fine”) will be owed, in whole or in part, according to the events set forth below, observing the provisions set forth in Clause 8.1 of the Association Agreement:

(a)       the Company must pay the Fine to STNE in case of non-compliance, by Linx of the exclusivity obligations set forth in Chapter 7 of the Association Agreement, within the term of five (5) business days after the receipt of written notice in this regard sent by STNE, with the subsequent termination of the Association Agreement;

(b)       the approval or engagement by the Company or by its shareholders of a Competing Transaction, or the performance or acceptance of a Competing Transaction by the Company or by its shareholders, in any way, shall entail in the payment obligation of the Fine by the Company on behalf of STNE within five (5) business days as of such date, and the subsequent termination of the Association Agreement. For the purposes of the Association Agreement, “Competing Transaction” shall mean any agreement, arrangement or transaction with third parties that competes or has the effect of competing with the STNE Transaction or that may harm or prevent the closing of the STNE Transaction, or that has the same purpose or a similar purpose to the STNE Transaction, including any corporate reorganization involving the Company

(incorporation, share merger, capital reduction, spin-off or merger), public offer for the purchase of shares destined for the Linx shareholders or any transaction that relies on the waiver or exclusion of the share dispersion clause set forth in article 43 of the Company’s Bylaws;

(c)       in case of noncompliance by Linx, STNE, StoneCo or DLP Capital LLC and DLPPAR Participações S.A. (jointly, “DLP”) of their respective obligations undertaken in the Association Agreement that results in its termination, the defaulting company must pay the Fine to the non-defaulting company, within five (5) business days after the receipt of written notice in this regard sent by the non-defaulting company;

(d)       provided that the suspensive condition set forth in Clause 2.2(iii) of the Association Agreement is met, in the event that the Linx EGM is not held or lack of approval of any subject by the Linx EGM, which lack of approval prevents, stops or encumbers the consummation of the STNE Transaction, including, but not limited to, the lack of approval of the proposal to waive any obligation by STNE to carry out the public offer for acquisition of shares by Linx, under article 43 of Linx’s Bylaws, as a result of the acquisition of shares issued by Linx or the lack of approval of the proposal to waive STNE’s adhesion to B3’s Novo Mercado segment, Linx must pay a fine in the amount of one hundred and twelve million, five hundred thousand reais (BRL 112,500,000.00) to STNE within the term of five (5) business days after the date of the Linx EGM or after the date of the second or third call of the Linx EGM, if applicable. In this event, if a Competing Transaction that has been announced or presented to Linx or to its shareholders by the date of such Linx EGM, is accepted, approved or contracted by Linx or its shareholders during the period of twelve (12) months after the Linx EGM or after the date when the lack of performance of the Linx EGM is characterized, which resulted in the payment obligation of such Fine, Linx must pay the remaining amount of the Fine (in the amount of three hundred and forty-one million, two hundred and fifty thousand reais (BRL 341,250,000.00) for STNE within the term of five (5) business days after the approval, acceptance, contracting or consummation of the Competing Transaction, whichever occurs first; and

(e)       in the event that CADE’s Tribunal imposes restrictions as a condition for its approval, and the applicable parties are not able to comply with the restrictions or if CADE’s Tribunal rejects the STNE Transaction, STNE must pay the Fine to the Company, within five (5) business days as of the verification of such event.

Suspensive Conditions

The consummation and effectiveness of the Share Merger shall be subordinated to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification, reproduced below:

(a)       Suspensive Conditions of the Parties. The parties’ obligation to consummate the STNE Transaction is contingent upon the fulfillment of each one of the following suspensive conditions:

(i) No Impediment. No court or tribunal with jurisdiction (including an arbitral tribunal) shall have issued any order, warrant, provisional measure or edict, and no other governmental body shall have issued any order or law that is in force at the time and which produces the effect of rendering the acts illegal on the date of consummation of the STNE Transaction or also in any other way forbid the consummation thereof; and

(ii) CADE Approval. The STNE Transaction shall be approved by the Administrative Council for Economic Defense - CADE in a definitive manner (“CADE Approval”).

(b)       Linx Suspensive Conditions. The obligations of Linx and certain Linx shareholders, as set forth in the Association Agreement, to consummate the STNE Transaction is contingent upon the fulfillment or waiver (at Linx’s exclusive discretion) of each one of the following suspensive conditions:

(i) STNE’s Representations and Warranties. The representations and warranties made by STNE, by StoneCo and by DLP must be accurate and correct, under all material aspects, on the date hereof and until the Date of Consummation of the STNE Transaction (except for the cases where the very representations and warranties contain a reference to a previous date, when they must be accurate and correct, under all material aspects, on said date);

(ii) Commitments. STNE, StoneCo and DLP must have fulfilled all obligations and commitments and complied with all agreements that must be fulfilled or complied with by them prior to the Date of Consummation of the STNE Transaction, on the terms of the Association Agreement;

(iii) Meeting Approvals. The STNE General Meeting must approve, pursuant to the Corporations Law: (a) all of the documentation necessary for the Share Merger and the assignment of the New STNE Shares, including, without limitation, the Protocol and Justification; and (b) the Share Redemption.

(iv) Level 1 BDR StoneCo Program. The registration of the Level 1 BDR (Brazilian Depositary Receipt) of StoneCo, carried out before CVM, as well as all such BDR shall have been admitted for trading at B3.

(c)       STNE Suspensive Conditions. The obligation undertaken by STNE, StoneCo and DLP to consummate the STNE Transaction is contingent upon the fulfillment or waiver (at STNE’s exclusive discretion) of each one of the following suspensive conditions, in addition to the approval of the matters contained in the EGM agenda:

(i) Linx’s Representations and Warranties. The representations and warranties made by Linx and by the Linx Shareholders must be accurate and correct, under all material aspects, on the date hereof and until the Date of Consummation of the STNE Transaction (except for the cases where the very representations and warranties contain a reference to a previous date, when they must be accurate and correct, under all material aspects, on said date);

(ii) Commitments. Linx and the Linx Shareholders must have fulfilled all obligations and commitments and complied with all agreements that must be fulfilled or complied with by them prior to the Date of Consummation of the STNE Transaction, on the terms of the Association Agreement;

(iii) Third-Party Consent. Linx must (A) have obtained consent from third-parties in its agreements in force and there shall be no obligations involving amounts equal to or higher than fifty million reais (BRL 50,000,000.00), individually or in the aggregate, that may have their early maturity declared (or other penalties levied thereon) as a result of the Linx Share Merger (“Obligations Subject to

Early Maturity”); or (B) have settled all of its Obligations Subject to Early Maturity; or (C) have cash representing one hundred percent (100%) of the amount needed to settle all of its Obligations Subject to Early Maturity (including any penalties levied thereon);

(iv) No Material Adverse Change. From the date of the Association Agreement to the Date of Consummation of the STNE Transaction, Linx must not have suffered any Material Adverse Change (as defined in the Association Agreement).

StoneCo and STNE informed the Company that the Registration Statement on Form F-4 (“Form F-4”) filed by StoneCo within the Securities and Exchange Comission – SEC was declared effective by the SEC. As indicated in the Material Fact disclosed by the Company on August 14, 2020, the registration statement of StoneCo F-4 Form before the SEC was, jointly with the items indicated above, one of the suspensive conditions for closing of the STNE Transaction.

Right to Withdraw

As set forth in art. 252, paragraph 2, of Law No. 6,404/76, the shareholders that own, in an uninterrupted manner, from October 2, 2020 to the Date of Consummation of the STNE Transaction, shares issued by Linx will have their right to withdraw ensured, if they vote against the Linx’s Share Merger, refrain from voting or do not attend the relevant extraordinary general meeting, and state their intention to exercise their right to withdraw within thirty (30) days counted from the date of publication of the minutes of the extraordinary general meeting that approves Linx’s Share Merger. The amount to be paid as reimbursement for the amount of the shares shall be equivalent to the value of the net equity of Linx’s share on December 31, 2019, pursuant to Linx’s financial statements approved at the ordinary general meeting dated April 30, 2020, which corresponds to nine reais and forty-five centavos (BRL 9.45) per share, without prejudice to the right to draw up a special balance sheet. The payment of the share reimbursement amount shall depend on the consummation of the Share Merger, on the terms of article 230 of the Corporations Law.

Date of Consummation of the Share Merger

Pursuant to the Protocol and Justification, once the suspensive conditions referred to above have been implemented or waived, Linx or STNE may inform the other party of the implementation of the Suspensive Conditions and Linx and STNE shall publish a notice to the market stating, at least, the date on which it will be consummated, including the date when the shares and ADS issued by Linx shall cease to be traded at B3 and NYSE (“STNE Transaction Consummation Date”). On the business day immediately preceding the STNE Transaction Consummation Date, Linx and STNE shall inform the market of the base date and consequent definition of Linx’s shareholders that are to receive the shares issued by STNE.

Material Fact concerning the Consummation of the Share Merger

The STNE and the Company’s administrations shall disclose a joint Material Fact regarding the consummation of the Share Merger, informing: (i) the Date of Consummation of the Share Merger; and (ii) the cutoff date when the shareholders that own, at the end of the trading session, shares issued by Linx are to receive their Classes A and B preferred shares issued by STNE to replace the shares issued by Linx held thereby, according to the exchange ratio defined in the Protocol and Justification.

Non-Compete Agreements and Engagement of Senior Advisor

As previously disclosed to the market, (a) the founding shareholders administrating the Company have entered into non-competition and non-solicitation undertakings, with compensation, with STNE (“Non-Compete Agreements”); and (b) STNE has made a proposal to engage the Company’s current CEO to act as Senior Advisor at STNE or its subsidiaries (“Engagement Letter”); in both cases, provided that the STNE Transaction is concluded.

The Non-Compete Agreements, executed on August 11, 2020 and amended on September 1, 2020, were entered into by STNE, StoneCo and each of Nércio José Monteiro Fernandes, Alon Dayan and Alberto Menache (the “Incorporators”), which are the founding shareholders, members of the Board of Directors and, in the case of Mr. Alberto Menache, the Company’s CEO.

The Engagement Letter was entered into between STNE and Mr. Alberto Menache on August 11, 2020 and amended on September 1, 2020.

The Incorporators jointly hold shares representing 14.08% of the Company’s total corporate capital (base-date 30.9.2020), and their individual share is disclosed in the Company’s Reference Form.

Both the Non-Compete Agreements and the Engagement Letter were negotiated between independent parties, on an arm’s length basis, aligned with the market’s conditions, and do not entail any obligations to the Company.

Although Linx is not a party to these agreements, Linx engaged Pearl Meyer, a leading executive compensation consulting firm, to analyze the aggregate amounts payable under the Non-Compete Agreements and the Senior Advisor Letter as compared to comparable U.S. transactions in the software industry and among similarly sized U.S. software companies.  Pearl Meyer confirmed that, based upon their analysis, the aggregate amounts payable under the Non-Compete Agreements by STNE are within market levels when compared to acquired company compensation arrangements.  Pearl Meyer also concluded that the payments to Mr. Menache under the Non-Competition Agreement and the Senior Advisor Letter, amortized over the five year period, were within market levels of senior officer compensation among similarly sized U.S. software companies.

 In addition, Linx engaged an independent valuation expert to assess the fair market value of each of the non-competition agreements.  In each case, the valuation expert concluded that the fair market value assessed exceeded the valuation of the non-competition payments as calculated by Pearl Meyer.

Both the Non-Compete Agreements and the Engagement Letter were fully disclosed to the market by the Company. Such documents are available at the Company’s headquarters and investors relations website (http://ri.linx.com.br/documentos-arquivados-na-cvm) and at the websites of CVM (www.cvm.gov.br) and of B3

(www.b3.com.br). The administration also recommends the reading of the Company’s Material Facts of August 11, 2020 and September 1, 2020, and reiterates that such instruments are separated from the Associated Agreement.

Tax Treatment of the Share Merger

A. Investors Residing in Brazil

The earnings gained by the Company’s shareholders residing in Brazil, whether individuals, legal entities, investment funds or other entities, as a consequence of the STNE Transaction, may be subject to income tax and other taxes, according to the legal and regulatory rules applicable to each category of investors, and such investors must consult their advisors regarding the applicable taxation and be responsible for any collection of applicable taxes.

B. Non-Resident Investors

Regarding the non-resident Company’s shareholders, the withholding of the income tax related to the ascertained capital gain will occur, and it will be deducted from the cash portion of the Redemption in Shares, based on the rates below. The capital gain will correspond to the positive difference between: (i) the sum of the cash portion of the Redemption in Shares, as it may be adjusted, with the amount attributed to BDR StoneCo or, as the case may be, the StoneCo Class A Share, pursuant to the Protocol and Justification; and (ii) the cost of acquisition of each share of the Company.

For the non-resident investors that operate pursuant to CMN Resolution No. 4,373/14, the following rates will apply:

(i)       twenty-five percent (25%), in case of shareholders residing in a favored taxation country or dependency, pursuant to the law and the Brazilian Federal Revenue Office’s regulation in effect; or

(ii)       fifteen percent (15%) in the other cases.

For other non-resident investors:

(i)	Twenty-five per cent (25%) in case of a shareholder who is resident in a country or dependency with favored taxation, under the laws and regulations of the Brazilian Federal Revenue Office in force; or
(ii)	On the other cases in which item (i) above is not applicable, according to the following rates, set forth in article 21 of Law No. 8.981/1995, with wording given by Law No. 13,259/2016:

a.	Fifteen per cent (15%) on the portion of gain not exceeding five million reais (BRL 5,000,000.00);
b.	Seventeen point five per cent (17.5%) on the portion of gains exceeding five million reais (BRL 5,000,000.00) and not exceeding ten million reais (BRL 10,000,000.00);
c.	Twenty per cent (20%) on the portion of gains exceeding ten million reais (BRL 10,000,000.00) and not exceeding thirty million reais (BRL 30,000,000.00); and
d.	Twenty-two point five per cent (22.5%) on the portion of gains that exceeds thirty million reais (BRL 30,000,000.00).

The Company shall timely disclose information on the tax withholding method from non-resident investors, through a Notice to be made available on the investors’ relations website of the Company (ri.linx.com.br) and at the websites of CVM (www.cvm.com.br) and B3 (www.b3.com.br).

Main Terms of the Share Merger

In addition to the foregoing, the main terms of the Share Merger, as required by article 20-A of ICVM 481, are described in Exhibit 1 to this Administration’s Proposal.

3.               INFORMATION ON THE PROPOSAL OF COMBINATION OF BUSINESSES WITH TOTVS

Totvs S.A proposal for a business combination was submitted to the Company and disclosed to the market through the Material Fact of August 14, 2020 (“Totvs Proposal”).

According to item (4) of the agenda, if any of the subject matters of items (1) to (3) of the agenda, regarding the implementation of the STNE Transaction are not approved, subject to the terms of the Association Agreement , the shareholders shall have the opportunity to express themselves on the authorization to continue to interact with Totvs, in case its business combination proposal is in force by the date of the EGM.

The main aspects of Totvs Proposal, including its benefits, risks and appraisal of its terms and conditions are described in the Material Fact of August 14, 2020 and in the Meeting Minutes of the Board of Directors held on October 1, 2020, included in Exhibit 7 (“ Board of Directors’ Meetings of October 1, 2020”), which are available to the shareholders at the headquarters and on the investors’ relations website of the Company (http://ri.linx.com.br/documentos-arquivados-na-cvm) and at the websites of CVM (www.cvm.com.br) and B3 (www.b3.com.br).

The administration recommends the careful reading of all materials and documents made available to the shareholders, including the Company’s administration appraisal on the Totvs Proposal, publicly presented by Totvs, which is included in the Minutes of the Board of Directors Meeting held on October 1, 2020 (Exhibit 7)

If the Share Merger is approved, item (4) of the agenda shall be impaired, and the interactions with Totvs shall immediately cease.

4.               ADMINISTRATION’S PROPOSAL IN RELATION TO THE MEETING AGENDA

(1) Approval of the Protocol and Justification of Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE and of the merger of all shares issued by the Company by STNE Participações S.A., enrolled in the CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled in the CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”) (“Share Merger”) under the terms and conditions set forth in the Protocol and Justification;

As described in item 2 above, the Association Agreement provides for the implementation of STNE Transaction shall occur through the Merger of the Company’s Shares by STNE, followed by the Redemption of Shares.

Article 252 of the Corporations Law sets forth that the merger of all shares in the share capital into the equity of another Brazilian company, to convert it into a wholly-owned subsidiary, shall be subject to a resolution made at the general meetings of the two companies, upon a protocol and justification, to be entered into by and between the administration of companies involved, pursuant to articles 224 and 225 of the Corporations Law.

The Protocol and Justification, available in Exhibit 3 of this Administration Proposal (including, as attachment, the Company’s Appraisal Report for purposes of the Share Merger, prepared by company Apsis Consultoria e Avaliações Ltda.), was signed by the Company1s Administration on October 2, 2020, as authorized by the Board of Directors in the meeting held on October 1, 2020, under the Minutes of the Board of Directors’ Meeting held on October 1, 2020, included in Exhibit 7 hereto. The information and documents required by article 20-A of CMV Rule 481 are included in Exhibit 1 of this Administration Proposal.

Under CVM Rule 481 and CVM Rule 565/15: (the Company’s financial statements on the base-date of June 30, 2020 are available in Exhibit 4; (ii) the STNE audited financial statements in the same base-date, June 30, 2020, are available in Exhibit 5; and (iii) proforma financial statements are available in Exhibit 6.

Linx’s Board of Directors has created, on September 1, 2020, an Independent Committee, composed only of the independent members of the Board of Directors, which became responsible for the appraisal of the Totvs Proposal or other competitive offers to STNE Transaction, and (ii) several legal and financial advisor were hired, and they express themselves on many relevant aspects to ground the Board of Directors’ decision.

Based on the Independent Committee’s evaluation on the Totvs Proposal, on the material submitted by the financial advisors and on the opinions and reports presented by several jurists and law firms, the Board of directors, through its independent members, meet to review and compare the terms and conditions of STNE Transaction and Totvs Proposal and made a recommendation to the Company’s shareholders

As detailed in the Minutes of the Board of Directors’ Meeting held on October 1, 2020 (Exhibit 7), the comparison made between the Totvs Proposal and the STNE

Transaction has shown that the STNE Transaction is the one that best meet the Company’s interests as well as its shareholders’, capturing a significant amount, with the lower level on financial and legal uncertainty.

To ground the shareholders votes to be rendered on the EGM, the Independent Committee has requested an opinion form Professor Arnold Wald, and the Company has requested opinions from Professors Nelson Eizirik and Fábio Ulhoa Coelho, the copies of which are included in Exhibit 10 to this Administration Proposal.

In this regard, the Independent Committee composed only of the independent members, unanimously resolved to express itself as favor to the STNE Transaction and recommend its submission to the company’s shareholders, as well as express itself as favor to the approval of the subject matter related to the STNE Transaction included in the EGM agenda by the shareholders.

Directors Nércio José Monteiro Fernandes, Alberto Mecache and Alon Davan, taking into account the rights and obligations set forth in the Non-Compete Agreements and Contracting Letter, chose to not participate in the discussions and resolutions relates to the STNE Transaction, in order to reinforce the perception of fully impartiality of the resolutions taken by the Board of Directors, Notwithstanding, aware of such resolutions, they consider as appropriate to express themselves as in agreement.

The Company’s Fiscal Board, under Article 163, paragraph 3 of the Corporations Law, approved this Administration Proposal, considering that this document complies with the applicable legal requirements, as per the Minutes of the Meeting and relevant opinion available in Exhibit 8 hereof.

The Company’s Audit Committee, under the Bylaws, expressed itself as favor to the recommendation of Transaction STNE to the Company’s shareholders, as per the Minutes of the meeting available in Exhibit 9 of this Administration Proposal.

Thus, based on the clarifications contained in this document and on the terms of the Corporations Law, the approval of the Protocol and Justification in its entirety is proposed, with the consequent approval of the Share Merger, followed by the Redemption of Shares, under the terms and conditions stated in the Protocol and Justification, the effectiveness of which is hereby contingent upon the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification.

As set forth in articles 137 and 252, paragraph 2, of the Corporations Law, if the STNE Transaction is consummated, the Share Merger shall entail the right to withdraw of the holders of shares issued by Linx.

The right to withdraw shall be ensured to the shareholders that own, in an uninterrupted manner, from the date of the Protocol and Justification (October 2, 2020) to the Date of Consummation of the STNE Transaction, shares issued by Linx and which do not vote favorably to the Share Merger, refrain from voting or do not attend the EGM, and which state their intention to exercise their right to withdraw within thirty (30) days counted from the date of publication of the minutes of the EGM that approves the Share Merger. The information and documents required by article 20 of ICVM 481 are in Exhibit 2 to this Administration’s Proposal.

Pursuant to article 252, paragraph 2, of the Corporations Law, Linx’s administrators must be authorized by the EGM (i) to subscribed, on behalf of Linx’s shareholders, the new common shares to be issued by STNE as a result of Linx’s Share Merger, and (ii) to perform any and all additional acts that may be necessary to implement and formalize the Share Merger Protocol and Justification, including the Redemption of Shares. We propose the granting of this authorization, pursuant to law.

As described in chapter 2 this proposal, in the event not all matters are approved in the EGM in relation to the Share Merger proposal involving STNE, the Company must pay a break-up fee in the amount of one hundred and twelve million, five hundred thousand reais (BRL 12,500,000.00) to STNE within the term of five (5) business days after the date of the EGM or after the date of the second or third call of the EGM, if applicable.

The Protocol and Justification of the Share Merger is Exhibit 3 to this Administration’s Proposal. The information and documents required by article 20-A of ICVM 481 are in Exhibit 1 to this Administration’s Proposal.

(2)       approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Share Merger, as set forth by article 46, sole paragraph, of the Rules of the Novo Mercado of B3;

On the terms of article 46 of the B3 Novo Mercado Rules, the corporate reorganization involving a transfer of the shareholding base of a company listed in the Novo Mercado segment must entail the resulting company’s obligation to enter the Novo Mercado segment of B3 within one hundred and twenty (120) days after the date of the general meeting that resolves upon said reorganization.

The STNE Transaction, pursuant to the Association Agreement, is contingent upon a waiver of STNE’s possible obligation to enter the Novo Mercado segment of B3, as expressly permitted by the sole paragraph of article 46 of the Novo Mercado Rules.

Considering (i) that the STNE New Shares delivered to Linx’s Shareholders shall be promptly called for redemption, in accordance with the Share Redemption described above; (ii) that the STNE Transaction shall not occur in the absence of the waiver of any STNE obligation to enter into the B3 Novo Mercado segment; (iii) the administration recommendation for the approval of the Share Merger detailed in item (1) above; and (iv) the interdependency among item (1) to (3) of the agenda, we propose the waiver of STNE’s listing in the B3 Novo Mercado segment, as set forth in sole paragraph of article 46 of the B3 Novo Mercado rules. The Incorporators shall not vote on such matter due to the fact that they are administrators of the Company and, therefore, the shares held thereby does not qualify under the concept of “outstanding shares” for purposes of article 9 of the B3 Novo Mercado’s Rules.

As described in chapter 2 this proposal, in the event not all matters are approved in the EGM in relation to the Share Merger proposal involving STNE, the Company must pay the fine in the amount of one hundred and twelve million, five hundred thousand reais (BRL 12,500,000.00) to STNE within the term of five (5) business days after the date of the EGM or after the date of the second or third call of the EGM, if applicable.

(3)       approval of the waiver to carry out the public offer for acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the context of the corporate reorganization set forth in the Protocol and Justification:

Article 43 of the Bylaws sets forth the obligation of the acquirer of Linx’s shares representing 25% of its corporate capital, of public offer of acquisition of shares to the other shareholders of the Company pursuant to its terms.

The STNE Transaction, pursuant to the Association Agreement, is contingent upon a waiver of STNE’s possible obligation to hold a public offer of acquisition of Linx’s shares.

Considering (i) that the STNE Transaction shall not occur in the absence of said waiver; (ii) the administration recommendation for the approval of the Share Merger detailed in item (1) above; (iii) interdependency among items (1) and (3) of the agenda , we propose that the public offer of shares set forth in article 43 of the Bylaws be waived, in the scope of the proposal for corporate reorganization set forth in the Protocol and Justification.

As described in chapter 2 hereto, in the event not all subject matters at the EGM related to the Share Merger proposal involving STNE are approved, Company must pay a fine in the amount of one hundred and twelve million and five hundred thousand reais (BRL 112.500.000,00) to STNE within five (5) business days after the date of the EGM or after the EGM in its second or third call, if applicable.

(4)        observing the provisions of the Association Agreement and Other Covenants entered into with STNE on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, if any of the matters previously resolved upon, related to the Share Merger proposal involving STNE are not approved, to authorize the continuation of interaction with Totvs, if the validity of its business combination proposal is extended.

If the subject matters described above included in items (1), (2) and (3) of the agenda, related to the Share Merger proposal involving STNE are approved by the Shareholders at the EGM, this item (4) of the agenda shall be impaired, and thus will not subject to resolution at the EGM.

On the other hand (i) any of the subject matters previously resolved upon, related to the Share Merger proposal involving STNE are denied; and (ii) the validity of Totvs Proposal, previously set the expire on October 13, 2020 is extended, we propose the authorization, by the shareholders, of the continuation of interaction with Totvs regarding a possible business combination between the Company and Totvs.

The main aspects of Totvs Proposal, including its risks and review of its terms and conditions, are described in the Material Fact dated August 14, 2020 and in the Minutes of the Board of Directors’ Meeting held on October 1, 2020, available in Exhibit 7 to this Administration Proposal, which are also available to the shareholders at the Company’s headquarters and in the website for investors relations (http://ri.linx.com.br/documentos-arquivados-na-cvm) and at CVM and B3 websites (www.cvm.gov.br and www.b3.com.br, respectively).

As indicated above in this proposal, in the event not all matters regarding the Share Merger proposal involving STNE are approved, the Company must pay the Fine in the amount of one hundred and twelve million, five hundred thousand reais (BRL 112,500,000.00) to STNE. In this event, if one Competing Transaction, which has been announced or submitted to the Company or to its shareholders by the date of such EGM (as the case of Totvs Proposal), is accepted, approved or contracted by the

Company or its shareholders during the term of twelve (12) months after the EGM or after the date on which the non-performance of the EGM is characterized, which resulted in the payment obligation of such Fine, the Company must pay the remaining amount of the Fine (in the amount of three hundred and forty-one million, two hundred and fifty thousand reais (BRL 341,250,000.00)) to STNE within the term of five (5) business days after the approval, acceptance, contracting or consummation of the Competing Transaction, whichever occurs first.

* * *

Annex 1 to the Administration’s Proposal

EXHIBIT 20-A TO CVM RULING No. 481/09

In compliance with the provisions in article 20-A of CVM Ruling No. 481/09, the Company’s administration hereby provides the following information for the Company’s Extraordinary General Meeting to be held on November 17, 2020:

1.               Protocol and justification of the Share Merger, pursuant to articles 224 and 225 of Law No. 6,404, of 1976.

The Protocol and Justification of the Share Merger (“Protocol and Justification”) entered into between the administrations of the Company and of STNE Participações S.A. (“STNE”) can be found in Exhibit 4 to this Administration’s Proposal.

2.               Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving companies or resulting from the transaction, filed at the company's principal place of business or to which the company's controlling entity is a party.

The Company does not have a controlling entity.

3.               Description of the transaction, including:

a.	Terms and conditions.

As set forth in the Association Agreement and Other Covenants entered into by the Company, STNE, StoneCo Ltd. (“StoneCo”) and others, dated August 11, 2020 and amended on September 1 and October 2, 2020 (the “Association Agreement”), the signatory parties agreed that the integration of STNE’s and Linx’s activities (the “STNE Transaction”) will be implemented by means (i) a Share Merger, with Linx’s shareholders being assigned class A and class B preferred shares issued by STNE, which must be redeemable; and (ii) of the redemption of the entirety of said new preferred shares issued by STNE, which must be redeemable (“Share Redemption”), upon the payment of a sum in cash and the delivery of class A shares of StoneCo traded at NASDAQ - Nasdaq Stock Market or StoneCo BDR (Brazilian Depositary Receipt) Level I traded at B3 (“StoneCO BDR”).

Upon approval of the Share Merger, pursuant to the Protocol and Justification, Linx’s shareholders shall be assigned one (1) class A preferred share, which must be redeemable, and one (1) class B preferred share, which must be redeemable, to each one (1) common share issued by Linx (“New STNE Shares”).

The New STNE Shares shall have the rights and benefits attributed thereto on the terms of STNE’s Bylaws, which is attached as Annex 12 to the Administration Proposal. The New STNE Shares shall not have the right to vote, shall have priority in the capital reimbursement in case of liquidation, with no premium, and shall be automatically redeemed after the completion of the Share Merger, as stated below.

After the Linx Share Merger has been consummated, Linx will become a wholly-owned subsidiary of STNE and shall preserve its own legal personality and equity, without legal succession.

Immediately after the implementation of the Share Merger, the Share Redemption shall occur as follows:

(a)       the holder of each one (1) STNE Class A will receive, as compensation for the Share Redemption, thirty-one Reais and fifty-six centavos (BRL 31.56), adjusted pro rata die pursuant to CDI variation from the sixth (6th) month counted from August 11, 2020 onwards and until the date of effective payment; and

(b)       the holder each one (1) STNE Class B preferred share shall receive, as compensation for the Share Redemption:

(i the holders of American Depositary Shares (ADS) issued by Linx will receive 0.0126774 Class A shares issued by StoneCo, traded at NASDAQ (“Class A StoneCo Shares”); or

(ii) the holders of Linx issued shares will receive 0.0126774 StoneCo BDR, with each one (1) StoneCo BDR corresponding to one (1) StoneCo Class A share.

Once redeemed, the STNE New Shares shall be canceled against capital reserve.

Based on the closing quotation of Calls A StoneCo Shares in reais as of September 29, 2020, the exchange ratio corresponds to an amount per Linx share of BRL 35.39, equivalent to 89,2% in cash and 10,8% in Class A StoneCo Shares (or StoneCo BDRs).

The holders of American Depositary Shares (ADS) issued by Linx will receive Class A StoneCo Shares and the holders of Linx shares will receive StoneCo BDRs, in which case related to the Class B STNE preferred shares issued to such shareholder as a result of him being the holder of Linx’s ADS and Linx’s Shares.

Occasional fractions of StoneCo BDR or StoneCo Class A Share received in consideration of the Redemption of Shares will be grouped by STNE into whole numbers and, subsequently, traded in the spot market managed by B3 or at Nasdaq, as applicable, after consummation of the STNE Transaction, in the terms of a notice to the shareholders to be disclosed in due time. The amounts realized on such a trade will be disbursed net of fees to the former shareholders of Linx entitled to the respective fractions, proportionally to their equity stake in each traded share.

The exchange ratio, defined on September 1, 2020, took into consideration the following assumptions:

(a) there won’t be, until the Consummation Date of the STNE Transactions any declaration or payment of dividends or interest over capital by STNE or the Company;

(b) on this date there are no material facts pending disclosure to the market by the Company and/or by StoneCo;

(c) on September 1, 2020, Linx capital stock was represented by 189,408,960 common shares, being 175,282,969 outstanding shares and 14,125,991 Linx issued shares in treasury.

(d) the Company has Differed Stock Plans and agreements of Stock Option Plans (jointly “Linx Plans”) that if fully converted in Company’s shares would result, on September 1, 2020, on the issuance of 3,775,648 Company’s common shares; and

(e) on the Consummation Date of the STNE Transaction, the sum of the total outstanding shares with those potentially convertible based on the Linx Plans will result in 179,058,617 common shares, all nominative and with no par value.

Any alteration in the sum of the total outstanding shares and the total of potentially converted shares based on the Linx plans in non-compliance with the assumption of item “e” above, shall impact, equally and proportionately, the exchange ratio with the New STNE Shares resulting from the Merger of Shares, raising or lowering the total amount, per each Company share, of cash and StoneCo BDRs or Class A StoneCo Shares, as applicable, to be granted as a result of for the New STNE Shares Redemption.

Additionally, the exchange ratio will be adjusted in the amount of (i) any dividends, interest over capital and other proceeds declared and/or paid by the Company and/or by StoneCo from the execution date of the Protocol and Justification and until the Consumation Date of the STNE Transaction (including); and (ii) costs eventually incurred by the Company for the hiring of financial advisors within the scope of eventual competing transactions, be it to perform appraisals or to any other end. The eventual buy-back or new issuance of shares by STNE or StoneCo, be it in a context of mergers and acquisitions (M&A), capital stock raise, public offer, private offer, issuance of RSU (restricted shares units), incentive or stock programs destined to the executives or the exercise of stock options will not implicate any adjustments to the exchange ratio.

Still, STNE can, unilaterally and with no obligation to amend the Justification Protocol, raise the total amount of cash and/or the amount of StoneCo BDRs or Class A StoneCo Shares, as applicable, to be granted as compensation for the redemption of New STNE Shares without, in any event, incurring in a lowering of the cash installment and/or of the amount of StoneCo BDRs or StoneCO Class A Shares of the exchange ratio, observing the adjustments provided for in the Protocol and Justification.

The whole content of the Association Agreement, the Protocol and Justification and further documents related to the STNE Transaction are available to all shareholder at the Company’s headquarters and at its Investor Relations website (ri.linx.com.br) as well as in the CVM (http://www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

Suspensive Conditions

The consummation and the effectiveness of the Share Merger shall be subordinated to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification, reproduced below (“Suspensive Conditions”):

(a)       Suspensive Conditions of the Parties. The parties’ obligation to consummate the STNE Transaction is contingent upon the fulfillment of each one of the following suspensive conditions:

(i) No Impediment. No court or tribunal with jurisdiction (including an arbitral tribunal) shall have issued any order, warrant, provisional measure or edict, and no other governmental body shall have issued any order or law that is in force at the time and which produces the effect of rendering the acts illegal on the Consummation Date of the STNE Transaction or also in any other way forbid the consummation thereof; and

(ii) CADE Approval. The STNE Transaction shall be approved by the Administrative Council for Economic Defense - CADE in a definitive manner (“CADE Approval”).

(b)       Linx Suspensive Conditions. The obligations of Linx and certain Linx shareholders, as set forth in the Association Agreement, to consummate the STNE Transaction is contingent upon the fulfillment or waiver (at Linx’s exclusive discretion) of each one of the following suspensive conditions:

(i) STNE’s Representations and Warranties. The representations and warranties made by STNE, by StoneCo and by DLP must be accurate and correct, under all material aspects, on the date of the Protocol and Justification and until the Consummation Date of the STNE Transaction (except for the cases where the very representations and warranties contain a reference to a previous date, when they must be accurate and correct, under all material aspects, on said date);

(ii) Commitments. STNE, StoneCo and DLP must have fulfilled all obligations and commitments and complied with all agreements that must be fulfilled or complied with by them prior to the Consummation Date of the STNE Transaction, on the terms of the Association Agreement;

(iii) Meeting Approvals. The STNE General Meeting must approve, pursuant to the Corporations Law: (a) all of the documentation necessary for the Share Merger and the assignment of the New STNE Shares, including, without limitation, the Protocol and Justification; and (b) the Share Redemption;

(iv) StoneCo Level 1 BDR Program. The registry of a BDR (Brazilian Depositary Receipt) Level I of StoneCo, shall be performed before CVM, and the totality of the referred BDRs shall have been admitted to negotiation at B3.

(c)       STNE Suspensive Conditions. The obligation undertaken by STNE, StoneCo and DLP to consummate the STNE Transaction is contingent upon the fulfillment or waiver (at STNE’s exclusive discretion) of each one of the following suspensive conditions, in addition to the approval of the matters contained in the Meeting agenda:

(i) Linx’s Representations and Warranties. The representations and warranties made by Linx and by the Linx Shareholders must be accurate and correct, under all material aspects, on the date of the Protocol and Justification and until the Consummation Date of the STNE Transaction (except for the cases where the very representations and warranties contain a reference to a previous date, when they must be accurate and correct, under all material aspects, on said date);

(ii) Commitments. Linx and the Linx Shareholders must have fulfilled all obligations and commitments and complied with all agreements that must be fulfilled or complied with by them prior to the Consummation Date of the STNE Transaction, on the terms of the Association Agreement;

(iii) Third-Party Consent. Linx must (A) have obtained consent from third-parties in its agreements in force and there shall be no obligations involving amounts equal or superior to fifty million Reais (BRL 50,000,000.00), individually or in aggregate, that may have their early maturity declared (or other penalties levied thereon) as a result of the Linx Share Merger (“Obligations Subject to Early Maturity”); or (B) have settled all of its Obligations Subject to Early Maturity; or (C) have cash representing one hundred percent (100%) of the amount needed to settle all of its Obligations Subject to Early Maturity (including any penalties levied thereon); and

(iv) No Material Adverse Change. From the date of the Association Agreement to the Consummation Date of the STNE Transaction, Linx must not have suffered any Material Adverse Change (as defined in the Association Agreement).

Pursuant to a Notice to the Market disclosed by the Company, the registration statement of StoneCo within the F-4 Form has become effective on October 5, 2020.

Right to Withdraw

As set forth in article 252, paragraph 2 of the Corporations Law, the holders of Company’s shares, continuously from the date of the Protocol and Justification (October 2, 2020) and until the Consummation Date of the STNE Transaction, that do not favorably to the Share Merger, that abstain from voting or that fail to attend the relevant Meeting, and that state their intention to exercise their dissenter’s right within thirty (30) days counted from the date of publication of the minutes of the extraordinary general meeting that approves the Company’s merger of shares. The amount to be paid as reimbursement for the amount of the shares shall be equivalent to the value of the net equity of the Company’s share on 12.31.2019, pursuant to the Company’s financial statements of 12.31.2019 approved at the Ordinary General Meeting held on april 30, 2020, which corresponds to BRL 9.45 per share, without prejudice to the right to draw up a special balance sheet.

Date of Consummation of the Share Merger

Pursuant to the Protocol and Justification, once the Suspensive Conditions have been implemented or waived, Linx or STNE may inform the other company of the implementation of the Suspensive Conditions, and the Companies shall publish a notice to the market stating the date of consummation of the transaction, including the date when the shares and ADSs issued by Linx shall cease to be traded at B3 and NYSE (“STNE Transaction Consummation Date”). On the business day immediately preceding the STNE Transaction Consummation Date, the Companies shall inform the market of the base date and the consequent definition of Company’s shareholders that are to receive the shares issued by STNE.

b.	Indemnification obligations:

i.	The administrators of any of the companies involved.

The Association Agreement does not set forth a specific indemnification for the administrators of the companies involved.

ii.	In case the transaction is not materialized

Pursuant to the Association Agreement, as amended, the parties agreed that a compensatory fine of BRL 453,750,000.00 (“Fine”) shall be owed, in whole or in part, as set forth below, pursuant to clause 8.1 of the Association Agreement:

(a) the Company shall pay the Fine to STNE in case the Company fails to fulfill the exclusivity obligations set out in Chapter 7 of the Association Agreement, which must be paid within five (5) business days after the receipt of the written notice in this regard sent by STNE, with the consequent termination of the Association Agreement;

(b) the approval for the Company or its shareholders to enter into a Competing Transaction, as well as the performance or acceptance of a Competing Transaction by the Company or its shareholders, in any way, shall entail Linx’s obligation to pay the Fine to STNE, within five (5)

business days after said date, and the consequent termination of the Association Agreement. For the purposes of the Association Agreement, “Competing Operation” means any proposal related to any agreement, arrangement or transaction with third parties that are competitors or that has the effect to compete with the STNE Transaction or may hinder or make the STNE Transaction unfeasible, including any corporate reorganization involving the Company (merger, merger of shares, capital decrease, spin-off or merger), public offers for the acquisition of shares destined to the Company’ shareholders or any transaction that depends of the waiver or removal of the poison pill provided for in article 43 of the Company’s bylaws.

(c) In case of failure, by the Company, STNE, StoneCo or DLP Capital LLC and DLPPAR Participações S.A. (jointly, “DLP”), to fulfill their respective obligations undertaken in the Association Agreement, which results in the termination of the Association Agreement, the breaching company shall pay the Fine to the innocent company, within five (5) business days after receiving the written notice in this regard, sent by the innocent company;

(d) given that the condition precedent provided for in Clause 2.2(iii) of the Association Agreement is fulfilled, in the event the EGM is not held, or in the absence of approval of any matter by the EGM, which prevents, makes unfeasible or burdens the consummation of the STNE Transaction, including, without limitation, the failure to approve the proposal for dismissal of STNE’s possible obligation to make a public offer for the acquisition of Linx’s shares, pursuant to Article 43 of Linx’s bylaws, as a result of the acquisition of shares issued by Linx or the lack of approval of the proposal of dismissal of STNE’s adhesion to the Novo Mercado segment of B3, Linx shall pay a fine in the amount of BRL 112,500,000.00 to STNE within five (5) business days after the date when the EGM occurs or after the date of the EGM at second or third call, if applicable. In this event, if a Competing Transaction that has been announced or presented to Linx or its shareholders by the date of said EGM, is accepted, approved or contracted by Linx or its shareholders during the period of twelve (12) months after the EGM or after the date when the failure to hold the EGM has been characterized, which resulted in the obligation to pay said Fine, the Company shall pay to STNE the remainder of the Fine (in the amount of BRL 341,250,000.00), within five (5) business days after the approval, acceptance, contracting or consummation of the Competing Transaction, whichever occurs first; and

(e)if (a) CADE’s Tribunal imposes restrictions as a condition for its approval, and the applicable parties are unable to comply with the restriction or if CADE’s Tribunal denies the STNE Transaction, STNE shall pay the Fine to the Company , within five (5) business days after such case is verified.

c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the transaction.

A comparative table of the rights, advantages and restrictions of the shares issued by the Company and STNE is below:

-	Company	STNE (class A and B shares)
Right to dividends:	In line with the Corporations Law, the mandatory dividend set forth in the Company’s Bylaws is equivalent to a percentage no lower than 25% of the annual net profits, adjusted pursuant to article 202 of the Corporations Law. The holders of shares on the date when the dividend is declared shall be entitled to receive the dividends. On the terms of the Corporations Law, the annual dividend must be paid within 60 days after the declaration thereof, unless a resolution from the shareholders establishes another payment date that, in any case, must occur before the end of the fiscal year when the dividend has been declared. Upon a proposal from the Executive Office, approved by the Board of Directors, confirmed by the General Meeting, the Company may pay or credit interests to the shareholders, as interest on their equity, observing the applicable legislation.	The dividends will always be declared within a General Meeting and will be paid pursuant to its resolutions. Dividends not received or claimed will decay within three (3) years from the date they were put at the shareholder’s disposal and shall revert in favor of the Company. The Company may, through a resolution previously approved by any administrative body, draft intermediate, monthly, quarterly or semi-annually balance sheets and financial reports, being able to declare dividends against the profits accrued within such balance sheets, observing the provisions of article 204 of Corporations Law. The Company may still, by resolution of any administrative body: (i) declare intermediate dividends against accumulated profits or profit reserves existent in the last annual or semi-annual balance sheet; and (ii) compensate its shareholders through payment of interest over capital, pursuant to applicable law.
Voting rights:	Full.	No.
Convertibility	No.	No.
Rights to reimbursement of capital:	Yes. In the cases where the law gives the right to withdraw to a shareholder that dissents from a resolution made at a General Meeting, the reimbursement shall be at the equity value of its shares, in conformity with the Corporations Law. In case of liquidation of the Company, the shareholders shall receive the payments related to capital reimbursement, ratably to their interest in the Company’s share capital, after paying all of the Company’s obligations.	Yes. Class A preferred shares and Class B preferred shares will have priorities in reimbursements of capital, with no premium, considering that Class A shares hold priority over Class B shares.
Restrictions upon the circulation:	No.	No

Conditions for changes to the rights ensured by said securities:	Pursuant to the Corporations Law, the Company’s Bylaws and the resolutions adopted by its shareholders at General Meetings may not deprive their shareholders of the following rights: (i) the right to participate in the profit distribution; (ii) the right to participate, ratably to their interest in the share capital, in the distribution of any remaining assets, in case of liquidation; (iii) right of first refusal in the subscription of shares, debentures convertible into shares or subscription warrants, save in certain circumstances set forth int he Corporations Law; (iv) the right to inspect, in the manner set out in the Corporations Law, the management of the Company’s businesses; and (v) the right to withdraw, in the cases set forth in the Corporations Law.	Pursuant to the Corporations Law, the Company’s Bylaws and the resolutions adopted by its shareholders at General Meetings may not deprive their shareholders of the following rights: (i) the right to participate in the profit distribution; (ii) the right to participate, ratably to their interest in the share capital, in the distribution of any remaining assets, in case of liquidation; (iii) right of first refusal in the subscription of shares, debentures convertible into shares or subscription warrants, save in certain circumstances set forth int he Corporations Law; (iv) the right to inspect, in the manner set out in the Corporations Law, the management of the Company’s businesses; and (v) the right to withdraw, in the cases set forth in the Corporations Law.
Possibility of redemption:	No.	Yes. Each one (1) STNE Class A preferred share shall be redeemed upon the payment in cash, to its holder, of thirty-one Reais and fifty-six centavos (BRL 31.56), adjusted pro rata die based on the CDI variation from the sixth (6th) month counted from August 11, 2020 onwards. Each one (1) STNE Class B preferred share shall be redeemed upon the payment in cash, to its holder, of (i) 0.0126774 StoneCo Class A shares, traded at NASDAQ or 0.0126774 StoneCo BDRs
Other relevant characteristics:	The Company’s common shares are listed in the Novo Mercado segment of B3.	Not applicable

d.	Possible need for approval by debenture holders or other creditors.

The obtaining of prior consent from certain creditors of the Company within the Obligations Subject to Early Maturity (as defined above) is one of the necessary alternatives to fulfill a suspensive condition to carry out the STNE Transaction, under penalty of the contracted debts having their early maturity declared. As provided for in Clause 2.3(iii) of the Association Agreement, the Company’s Administration is already taking the necessary measures with the counterparties of said instruments to obtain the prior consents to carry out the STNE Transaction, in order to avoid the early maturity of the respective debts.

e.	In the event of a spin-off, the assets and liabilities that will form each part of the equity.

Not applicable.

f.	Surviving companies’ intention to obtain registration from a securities issuer.

With the consummation of the STNE Transaction, the shares issued by Linx shall cease to be traded at the Novo Mercado segment of B3 and Linx’s ADSs shall cease to be traded at the New York Stock Exchange (NYSE). STNE can eventually request the cancellation of Linx’s registry of publicly-held Company before CVM.

The he STNE Transaction will also involve the approval, at a general meeting, of the dismissal of STNE’s obligation to enter the Novo Mercado segment, as set forth in article 46, sole paragraph, of the Novo Mercado Rules of B3. The Linx Founding Shareholders will not vote on said matter since they are Company administrators and, thus, their shares do not fit into the concept of “outstanding shares” for the means provided for in article 9 of the Novo Mercado of B3 Regulation.

As set forth in item 3(a) above, a part of the payment of the Share Redemption shall be made upon the delivery of class A shares of StoneCo, traded at NASDAQ - Nasdaq Stock Market or Stone Co BDR traded at B3, as applicable.

The holders of American Depositary Shares (ADS) issued by Linx will receive Class A StoneCo Shares and the holders of Linx shares will receive StoneCo BDRs, in which case related to the Class B STNE preferred shares issued to such shareholder as a result of him being the holder of Linx’s ADS and Linx’s Shares.

4.       Plans for conducting the Company’s businesses, especially regarding specific corporate events intended to be promoted.

Except for the Share Redemption that shall occur immediately after the Share Merger, there is, on the date hereof, no decision or plans on the part of the administration related to specific corporate events intended to be promoted after the consummation of the Share Merger.

5.       Analysis of the following aspects of the transaction:

a.	Description of the main benefits expected, including (i) synergies; (ii) tax benefits, and (iii) strategic advantages:

The Company’s administration is of the opinion that the STNE Transaction is timely, as it seeks to create a solid company, holder of first-class and strategically located assets, able to provide its clients with its products and services in an efficient manner. Besides, the integration of Linx’s and STNE’s activities shall enable the capture of synergy gains derived from the integration of the activities in the markets of form of payment and corporate activity management and automation software in Brazil, which shall result in significant benefits for the Companies, their clients, employees and shareholders. The way that Linx’s software services and STNE’s payment solutions complement each other is an opportunity to generate value to the parties and their clients, with an expanded offer of services and solutions, creating a company that is better able to innovate and compete.

b.	Costs.

The Company’s administration estimates that the costs of implementation of the STNE Transaction will be in the range of, approximately, BRL 80,000,000.00, including costs with disclosure, auditors, evaluators, financial advisors, legal counsel and other professionals retained to assist in the STNE Transaction.

The administrations of STNE and StoneCo estimate that the costs of implementation of the STNE Transaction will be, to STNE and StoneCo jointly, in the range of, approximately, BRL 270 million, including costs with financing the transactions, distribution commissions related to StoneCo’s follow-on, disclosure, auditors, evaluators, financial advisors, legal counsel and other professionals retained to assist in the STNE Transaction.

c.	Risk factors.

The market value of StoneCo Class A Shares at the moment of consummation of the STNE Transaction may vary materially in relation to its price in the execution date of the Protocol and Justification. The change of the price of the shares may occur as a result of a variety of factors which are out of the involved company’s control, including changes in business, operations and projections, schedule and regulatory aspects, market and economic conditions in general as well as industry related aspects.

The success of the combination of businesses with STNE shall depend mostly on the involved companies’ ability to take advantage of growth opportunities and cost economies resulting from the combination of the businesses of Linx, STNE and StoneCo. There is no assurance, however that such opportunities and economies will be successful. If said goals are not successfully reached, the benefits expected with the STNE Transaction may not be seen in their entirety, or may take longer than expected to be identified.

Besides, there are risks as to the implementation of the STNE Transaction itself, given that it is subject to the verification of certain suspensive conditions which, ultimately, are out of the Companies’ control, for instance the CADE Approval. The characteristic uncertainty of transactions such as the STNE Transaction, such as its eventual non-consummation, may negatively affect the quotes of Linx’s Shares and ADSs, hindering Linx relation with its clients, partners and workers.

Both involved companies will face significant challenges in the consolidation of functions, integration of organizations, processes and operations in an organized and efficient way, so as in the personnel retention. The integration of the involved companies will be complex and will take time and the administrations of both companies will have to dedicate resources and substantial effort for its implementation.

For further information, we recommend reading sections 11.a and 11.b of this Annex (“Risk Factors – Risks Related to the Transaction” and “Risk Factors – Risks Related to the Combined Company After the Completion of the Transaction”), which were informed by STNE.

d.	In case of a related-party transaction, any alternatives that could have been used to achieve the same objectives, stating the reasons why these alternatives were dismissed.

Not applicable, since the STNE Transaction involves independent parties.

e.	Exchange ratio.

Upon approval of the Share Merger, pursuant to the Protocol and Justification, Linx’s shareholders shall be assigned one (1) class A preferred share, which must be redeemable, and one (1) class B preferred share, which must be redeemable, to each one (1) common share issued by Linx (“New STNE Shares”).

The New STNE Shares shall have the rights and benefits attributed thereto on the terms of STNE’s Bylaws, which is attached as Annex 12 to the Administration Proposal. The New STNE Shares shall not have the right to vote, shall have priority in the capital reimbursement in case of liquidation, with no premium, and shall be automatically redeemed after the completion of the Share Merger, as stated below.

After the Linx Share Merger has been consummated, Linx will become a wholly-owned subsidiary of STNE and shall preserve its own legal personality and equity, without legal succession.

Immediately after the implementation of the Share Merger, the Share Redemption shall occur as follows:

(a)       the holder of each one (1) STNE Class A will receive, as compensation for the Share Redemption, thirty-one Reais and fifty-six centavos (BRL 31.56), adjusted pro rata die pursuant to CDI variation from the sixth (6th) month counted from August 11, 2020 onwards and until the date of effective payment; and

(b)       the holder each one (1) STNE Class B preferred share shall receive, as compensation for the Share Redemption:

(i the holders of American Depositary Shares (ADS) issued by Linx will receive 0.0126774 Class A shares issued by StoneCo, traded at NASDAQ (“Class A StoneCo Shares”); or

(ii) the holders of Linx issued shares will receive 0.0126774 StoneCo BDR, with each one (1) StoneCo BDR corresponding to one (1) StoneCo Class A share.

Once redeemed, the STNE New Shares shall be canceled against capital reserve.

Based on the closing quotation of Calls A StoneCo Shares in reais as of September 29, 2020, the exchange ratio corresponds to an amount per Linx share of BRL 35.39, equivalent to 89,2% in cash and 10,8% in Class A StoneCo Shares (or StoneCo BDRs).

The holders of American Depositary Shares (ADS) issued by Linx will receive Class A StoneCo Shares and the holders of Linx shares will receive StoneCo BDRs, in which case related to the Class B STNE preferred shares issued to such shareholder as a result of him being the holder of Linx’s ADS and Linx’s Shares.

Occasional fractions of StoneCo BDR or StoneCo Class A Share received in consideration of the Redemption of Shares will be grouped by STNE into whole numbers and, subsequently, traded in the spot market managed by B3 or at Nasdaq, as applicable, after consummation of the STNE Transaction, in the terms of a notice to the shareholders to be disclosed in due time. The amounts realized on such a trade will be disbursed net of fees to the former shareholders of Linx entitled to the respective fractions, proportionally to their equity stake in each traded share.

The exchange ratio, defined on September 1, 2020, took into consideration the following assumptions:

(a) there won’t be, until the Consummation Date of the STNE Transactions any declaration or payment of dividends or interest over capital by STNE or the Company;

(b) on this date there are no material facts pending disclosure to the market by the Company and/or by StoneCo;

(c) on September 1, 2020, Linx capital stock was represented by 189,408,960 common shares, being 175,282,969 outstanding shares and 14,125,991 Linx issued shares in treasury.

(d) the Company has Differed Stock Plans and agreements of Stock Option Plans (jointly “Linx Plans”) that if fully converted in Company’s shares would result, on September 1, 2020, on the issuance of 3,775,648 Company’s common shares; and

(e) on the Consummation Date of the STNE Transaction, the sum of the total outstanding shares with those potentially convertible based on the Linx Plans will result in 179,058,617 common shares, all nominative and with no par value.

Any alteration in the sum of the total outstanding shares and the total of potentially converted shares based on the Linx plans in non-compliance with the assumption of item “e” above, shall impact, equally and proportionately, the exchange ratio with the New STNE Shares resulting from the Merger of Shares, raising or lowering the total amount, per each Company share, of cash and StoneCo BDRs or Class A StoneCo Shares, as applicable, to be granted as a result of for the New STNE Shares Redemption.

Additionally, the exchange ratio will be adjusted in the amount of (i) any dividends, interest over capital and other proceeds declared and/or paid by the Company and/or by StoneCo from the execution date of the Protocol and Justification and until the Consumation Date of the STNE Transaction (including); and (ii) costs eventually incurred by the Company for the hiring of financial advisors within the scope of eventual competing transactions, be it to perform appraisals or to any other end. The eventual buy-back or new issuance of shares by STNE or StoneCo, be it in a context of mergers and acquisitions (M&A), capital stock raise, public offer, private offer, issuance of RSU, incentive or stock programs destined to the executives or the exercise of stock options will not implicate any adjustments to the exchange ratio.

Still, STNE can, unilaterally and with no obligation to amend the Justification Protocol, raise the total amount of cash and/or the amount of StoneCo BDRs or Class A StoneCo Shares, as applicable, to be granted as compensation for the redemption of New STNE Shares without, in any event, incurring in a lowering of the cash installment and/or of the amount of StoneCo BDRs or StoneCO Class A Shares of the exchange ratio, observing the adjustments provided for in the Protocol and Justification.

f.	In transactions involving controlling companies, controlled companies or companies under common control:

i.	Share replacement ratio calculated in accordance with article 264 of Law No. 6,404/1976.
ii.	Detailed description of the trading process of the replacement ratio and other terms and conditions of the transaction:
iii.	If the transaction has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of interest in a controlling block:
•	Comparative analysis of the replacement ratio and of the price paid in the control acquisition.
•	Reasons to justify possible differences of evaluation in the different transactions
iv.	Justification of why the replacement ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, if the replacement ratio is not commutative, payment detail or equivalent measures adopted to ensure adequate compensation.

Not applicable, since the STNE Transaction involves independent parties.

6.       Copy of the minutes of all meetings of the board of directors, fiscal board and special committees in which the transaction was discussed, including any dissenting votes.

The minutes of the meetings of the Board of Directors (including the minutes of the Company’s Independent Committee Meeting), of the Fiscal Board, the Audit Committee in which the Share Merger was discussed and approved can be found in Exhibits 9, 10 and 11 to this Administration's Proposal.

The minutes of the Board of Directors Meeting contained in Annex 9 includes the remaining documents used by the Board of Directors.

7.       Copy of studies, presentations, reports, statements, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The Company does not have a controlling shareholder.

7.1.       Identification of possible conflicts of interest between financial institutions, companies and professionals who may have prepared the documents mentioned in item 7 and the companies involved in the transaction.

Not applicable.

8.       Bylaws projects or changes to the bylaws of the companies resulting from the transaction.

Exhibit 12 to this Administration's Proposal contains the STNE Bylaws, which will be altered as a result of the STNE Transaction, except to reflect changes to STNE’s capital stock as a result of the Share Redemption and/or for the implementation of the STNE Transaction. Linx’s Bylaws shall not be altered within the STNE Transaction.

9.       Financial statements used for the purposes of the transaction, in accordance with the specific rule.

Linx’s quarterly information (QI) of June 30, 2020 and STNE’s audited financial statements of June 30, 2020 can be found in Exhibits 6 and 7to this Administration's Proposal, respectively.

10.        Pro forma financial statements prepared for the purposes of the transaction, in accordance with the specific rule.

STNE’s pro forma financial statements, on the base date of June 30, 2020, accompanied by a reasonable assurance report issued by Ernst & Young Auditores Independentes S.A. can be found in Exhibit 8 to this Administration's Proposal.

11.       Document containing information on directly involved companies other than publicly-held companies.

See below the information applicable to this item 11, related to STNE, as provided by STNE:

a. Risk Factors, under the terms of items 4.1 and 4.24 of the reference form.

The Risk Factors below were provided by STNE. Expressions such as “our”, “ours” or such shall be interpreted as referring to STNE and its economic group, in which will be inserted from the Consummation Date of STNE Transaction.

Risks Related to Our Business and Industries in Which We Operate

If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants as rapidly as in the past, the use of our services could decline, reducing our revenues.

The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new merchants rapidly, we are continually involved in a number of projects to develop new services or compete with these new market entrants, including the development of mobile phone payment applications, e-commerce services, digital banking, ERP, digital wallet account and bank card, prepaid card offerings, credit offerings and other new offerings emerging in the electronic payments industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients. Furthermore, even though the market for alternative payment processing services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market.

In addition, the services we deliver are designed to process very complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue that arises with a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected.

Additionally, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services, including e-commerce and mobile payment processing services, that provide improved operating functionality and features to their existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our offerings.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We have in the past, and could in the future be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties, including commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit sensitive data. Given the rules established by the payment scheme settlors, such as Visa and Mastercard, and applicable regulations, we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of the end users of payment services (e.g., payers, receivers, cardholders, merchants, and those who may hold funds in their accounts) by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by the payment schemes, governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including payment scheme fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations or by the payment schemes. In addition, a significant cybersecurity breach of our systems or communications could result in payment schemes prohibiting us from processing transactions on their schemes or the loss of Central Bank authorization to operate as a payment institution (instituição de pagamento) in Brazil, which could materially impede our ability to conduct business. While we maintain insurance policies to address certain risks associated with cyber attacks, such insurance coverage may be insufficient to cover all losses or types of claims that may arise.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small- and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Substantial and increasingly intense competition, both within our industry and from other payments methods, may harm our business.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small and mid-sized merchant processing and servicing sector, which are the markets in which we are mainly focused, as well as servicing large merchants. Our growth will depend on a combination of the continued growth of electronic payments and our ability to increase our market share.

Our primary competitors include traditional merchant acquirers such as affiliates of financial institutions and well-established payment processing companies, including Cielo S.A., a company controlled by Banco Bradesco S.A. and Banco do Brasil S.A.; Redecard S.A., a subsidiary of Itaú Unibanco Holding SA; and Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet), a subsidiary of Banco Santander (Brasil) S.A. Our other competitors include other payment processing companies, such as PagSeguro Digital Ltd.; First Data Corporation; Global Payments – Serviços de Pagamentos S.A., a subsidiary of Global Payments Inc.; Banrisul Cartões S.A. (known as Vero), a subsidiary of Banrisul S.A.; Adyen B.V.; and SafraPay, a unit of Banco Safra S.A. We also face competition from non-traditional payment processors that have significant financial resources and develop different kinds of services. Additionally, we may also face competition from traditional and established financial institutions, such as credit lenders that have significant financial resources and Brazilian credit industry experience.

Our competitors that are affiliated with financial institutions may not incur the sponsorship costs we incur for registration with the payment schemes. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. In particular, we may need to reduce the fees we charge in order to maintain market share, as merchants may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Additionally, our ability to control our costs is limited because we are subject to fixed transaction costs related to payment schemes. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain commercial establishments and partners.

Our merchants expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing merchants and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

If we fail to manage our growth effectively, our business could be harmed.

In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

 We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

☐	loss of revenues; including subscription revenues owed from equipment rentals;

☐	loss of clients;

☐	loss of merchant and cardholder data;

☐	loss of licenses with Visa, Mastercard or other payment schemes;

☐	fines imposed by payment scheme associations and other issues relating to non-compliance with applicable payment scheme requirements;

☐	a failure to receive, or loss of, Central Bank authorizations to operate as a payment institution (instituição de pagamento) or as a payment scheme settlor (instituidor de arranjo de pagamento) in Brazil;

☐	fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court of any of our subsidiaries to whom licenses may be granted;

☐	fines or other penalties imposed by the recently created National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”);

☐	harm to our business or reputation resulting from negative publicity;

☐	exposure to fraud losses or other liabilities;

☐	additional operating and development costs; and/or

☐	diversion of technical and other resources.

In particular, we rely heavily on our subsidiary, Buy4 Processamento de Pagamentos S.A., or Buy4, to provide transaction authorization and settlement, computing, storage, processing and other related services. Any disruption of or interference with our use of Buy4 services could negatively affect our operations and seriously harm our business. Buy4 provides software and systems to process the authorization and settlement of credit card and debit card transactions, and provides other products and services to our merchant base. Buy4 has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by Buy4, or regular or prolonged interruptions in the services provided by Buy4, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation. To the extent Buy4 begins offering its services to other payment processors or others, the frequency of interruptions, delays or outages in service availability may increase. In addition, hosting costs will increase as our user base and user engagement grows. This could materially and adversely affect our business if our revenues do not increase faster than hosting costs.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly small and medium companies, consequently impacting our business.

Our business is focused on SMB merchants in Brazil that conduct commerce primarily through brick-and-mortar storefronts. Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile in February, March and April 2020, and the market volatility resulting from the COVID-19 pandemic has already caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.

The risk (or public perception of the risk) of a pandemic, such as the COVID-19 pandemic, or media coverage of infectious diseases caused customers to avoid our clients storefronts, and with respect to our clients’ businesses generally, caused temporary disruptions in our clients’ businesses and they cause long-term description or closures. For instance, the COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks.

Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV and in the revenue we generate from our clients. Furthermore, if our clients’ businesses continue to be adversely affected, default rates for clients using our credit solutions will likely rise.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our clients or other participants were affected by natural disasters, health epidemics or pandemics or other major events.

If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, along to our customers, our operating margins will decline.

We pay assessment, interchange and other fees set by the payment schemes for each transaction we process. From time to time, the payment schemes increase the assessment, interchange and other fees that they charge payment processors. Under our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (instituição de pagamento), a payment scheme settlor (instituidor de arranjo de pagamento) and a direct credit corporation (sociedade de crédito direto) in Brazil, our business is subject to Brazilian laws and regulations relating, respectively, to electronic payments, comprised of Brazilian Federal Law No. 12,865/13, and financial institutions, including Brazilian Federal Law No. 4,595/64, as well as their related rules and regulations.

If we fail to comply with the requirements of the Brazilian legal and regulatory framework, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii)

required to change our business practices or (iii) subjected to insolvency proceedings such as an intervention by the Central Bank, as well as the out-of-court liquidation of any of our subsidiaries to whom licenses may be granted. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

The working capital solutions that we offer merchants make up a significant portion of our activities. Law No. 12,865/13 prohibits payment institutions like us from performing activities that are restricted to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest” under Brazilian law, in which case the limits set by Decree No. 22,623, of April 7, 1933 (the Brazilian Usury Law) would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected.

As we grow our offering of credit services, we will need to comply with additional laws and regulations applicable to such services.

Following the expansion of our business to offer financial products such as loans directly to our clients, including by means of a direct credit corporation (sociedade de crédito direto), we operate in a highly regulated sector and are subject to extensive and continuous regulatory oversight by the Central Bank. We are required to have a number of additional compliance policies, procedures, regulatory and risk management requirements, as well as a more extensive interaction with the Central Bank. The additional demands associated with these policies and procedures may disrupt regular operations of our business by diverting the attention of some of our senior management team, may increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly, adversely affecting our ability to manage and grow our businesses or making it impractical to continue to offer financial products such as loans directly to our clients. Any of these effects could harm our business, financial condition and results of operations.

Furthermore, we are subject to the credit risk of our clients as they may default on loans and other financial products offered to them. Notwithstanding our adherence to the regulations of the Central Bank and industry standards with respect to the lending of funds to clients and certain steps to screen for merchant credit risk, a default on payment obligations by our clients could have a material adverse effect on our business.

We may not be able to effectively manage individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to institutional credit risk, principally from loans to our clients. Clients may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. A client’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but by a customer’s other payment obligations, and increasing leverage can result in a higher risk that customers will default or become delinquent in their obligations to us.

We rely principally on the client’s creditworthiness and their ability to generate receivables for repayment of the loan, and therefore have no other collateral embedded. Our ability to assess creditworthiness may be impaired if the criteria or models we use to manage our credit risk prove inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses; thus any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.

Rising delinquencies and rising rates of bankruptcy are often precursors of future write-offs and may require us to increase our reserve for loan losses. Although we regularly review our credit exposure to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk may be adversely affected by legal or regulatory changes, such as restrictions on collections or changes in bankruptcy laws. Increased credit risk, whether resulting from underestimating the credit losses inherent in our portfolio of loans, deteriorating economic conditions (particularly in Brazil), increases in the level of loan balances, changes in our mix of business or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations and financial condition.

We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow as our business matures.

We have began our operations in 2014. As a result of our limited operating history, we have limited financial data that can be used to evaluate our current business, and such data may not be indicative of future performance. In particular, we have experienced periods of high revenue growth since we began selling our products and services, and we do not expect to be able to maintain the same rate of revenue growth as our business matures. Estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may be materially lower than projected.

We have encountered, and expect to continue to encounter, risks and difficulties frequently experienced by growing companies, including challenges in financial forecasting accuracy, determining appropriate investments, developing new products and features, among others. Any evaluation of our business and prospects should be considered in light of our limited operating history, and the risks and uncertainties inherent in investing in early-stage companies.

We may face challenges in expanding into new geographic regions outside of Brazil.

We may expand into new geographic regions outside of Brazil, and we will face challenges associated with entering markets in which we have limited or no experience and in which we may not be well-known. Offering our services in new geographic regions requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of merchants, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets.

The development of our products and services globally exposes us to risks relating to staffing and managing cross-border operations, increased costs and difficulty protecting intellectual property and sensitive data, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements, including with respect to privacy and security, lack of acceptance of our products and services, challenges caused by distance, language, and cultural differences, exchange rate risk and political instability. Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business.

Commercial establishments attrition or a decline in our customer’s growth rate could cause our revenues to decline.

We experience attrition in merchant credit and debit card processing volume resulting from several factors, including business closures, transfers of commercial establishments’ accounts to our competitors and account closures that we initiate due to heightened credit risks relating to contract breaches by commercial establishments or a reduction in same-store sales. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher than expected attrition, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our growth to date has been partially driven by the growth of our clients’ businesses and the resulting growth in TPV. Should the rate of growth of our clients’ business slow or decline, this could have an adverse effect on volumes processed and therefore an adverse effect on our results of operations. Furthermore, should we not be successful in selling additional solutions to our active client base, we may fail to achieve our desired rate of growth.

We partially rely on card issuers or payment schemes to process our transactions. If we fail to comply with the applicable requirements of Visa, Mastercard or other payment schemes, those payment schemes could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, financial condition or results of operations.

We partially rely on card issuers or payment schemes to process our transactions, and must pay a fee for this service. From time to time, payment schemes such as Mastercard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. A significant source of our revenue comes from processing transactions through Visa, Mastercard and other payment schemes. The payment schemes routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our clients or associated participants. Furthermore, if we do not comply with the payment scheme requirements (e.g., their rules, bylaws and charter documentation), the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes. On occasion, we have received notices of non-compliance and fines, which have typically related to transactional or messaging requisites, as well as excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines from or pass through costs to our merchants or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard or other payment schemes, or any changes in the payment scheme rules that would impair our registration, could require us to stop providing payment services to Visa, Mastercard or other payment schemes, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The electronic payments industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates, particularly in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If cardholders make fewer transactions with their cards, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. Any of the foregoing risks would negatively impact our business, financial condition and results of operations.

We have business systems that do not have full redundancy.

While much of our processing infrastructure is located in multiple, redundant data centers, we have some core business systems that are located in only one facility and do not have redundancy. An adverse event, such as damage or interruption from natural disasters, power or telecommunications failures, cybersecurity breaches, criminal acts and similar events, with respect to such systems or the facilities in which they are located could impact our ability to conduct business and perform critical functions, which could negatively impact our financial condition and results of operations.

A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including credit, debit and prepaid cards. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our clients to do business or utilize such payment mechanisms, our business, financial condition and results of operations may be adversely affected.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our common shares.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry, and we have experienced significant change in recent years including certain acquisitions. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We offer payments, digital banking and credit services as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking and credit services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-merchants. We may incur significant costs with respect to monitoring third party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We incur chargeback and refund liability when our customers refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. Any increase in chargebacks and refunds not paid by our customers may adversely affect our business, financial condition or results of operations.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our customers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. In addition, our exposure to these potential losses from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided up front rather than in installments. We do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment schemes could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.

Fraud by merchants, clients using our credit or digital banking solutions or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Furthermore, we are also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degredation of our reputation. Failure to effectively manage risk and prevent fraud would increase our chargeback and credit liabilities, default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in chargebacks and credit liabilities, default rates on our credit solutions and potential fines under our digital banking solutions, among others, as well as any fines by regulators, could have a material adverse effect on our business, financial condition, and results of operations.

Increases in interest rates may harm our business.

Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our working capital solutions if our overall financing costs require us to increase the fee we charge for our working capital solutions. Either of these factors could cause our business activity levels to decrease. In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.

We are exposed to fluctuations in foreign currency exchange rates.

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. The strengthening of the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations.

Our services must integrate with a variety of operating systems, software, hardware, web browsers and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems, software, hardware, web browsers and networks. If we are unable to ensure that our services or hardware interoperate with such operating systems, software, hardware, web browsers and networks, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms and others, including card issuers, to process some of our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.

Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect, and enhance our brand would harm our business.

We have developed a well-regarded and widely known brand that has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will know and trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting, and enhancing our brand are critical to expanding our base of merchants, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; third party trademark infringement claims; employee misconduct; and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain a well-regarded and widely known brand, our business could be materially and adversely affected.

We have been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and materially deter people from adopting our services. Negative publicity about our company or our management, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during future periods.

If we are unable to maintain, promote, and grow our brand through effective marketing and communications strategies, our brand and business may be harmed.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our base of clients. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, and innovative products and services, which we may not do successfully. We may introduce, or make changes to, features, products, services, or terms of service that clients do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Globo, Google or Facebook. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new merchants would be materially harmed.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on the Company.

During the course of 2018, the Central Bank issued several regulations related to the Brazilian payments market, aiming to increase the use of electronic payments, increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include the following enacted Central Bank regulations: (i) Circular 3,886/18, which defines and classifies sub-acquirers and determines conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; (ii) Circular 3,887/18, which establishes that interchange fees on debit cards will be subject to a cap of up to 0.8% on debit transactions, and that debit card issuers must maintain a maximum average interchange fee of 0.5% on their total transaction volume, with each cap effective October 2018; and (iii) Circular 3,925/18, which, among other matters, determined that payment scheme settlors may establish obligations for the monitoring, by the acquirers, of the compliance by the PSP with the rules of the payment scheme.

Furthermore, CMN’s Resolution 4,707, Circulars 3,924, 3,926 and 3,928 and Circular-Letter 3,934 established additional requirements and procedures applicable to credit transactions with merchants guaranteed by card receivables. These recent regulations aim to promote transparency in credit transactions, a broader credit offer and a reduction in the banking spread. These rules have been issued as a model for transition to a more robust legal framework for transactions with credit card receivables in connection with Central Bank Public Hearing 68, issued in 2018. The implementation of the new rules will require operational and technological changes, which could be costly and time consuming. There can be no assurance that we will be able to comply with the regulations nor assure full compliance by the PSP that use our acquiring services as required by the regulation. There can be no assurance that there will be no impact to the working capital, banking or credit solutions we currently offer merchants. If we fail to comply with applicable requirements of the current or future Brazilian legal or regulatory framework, we could be required to (i) pay substantial fines (including fines per transaction) and disgorgement of our profits, or (ii) change our business practices. We could also be subject to private lawsuits. Any of these consequences could materially adversely affect our business and results of operations.

On June 27, 2019, a more robust legal framework for credit transactions guaranteed by card receivables was enacted underneath CMN’s Resolution No. 4,734 and Circular No. 3,952. As a result of these regulations, which will be effective on August 2020, credit transactions guaranteed by card receivables will be subject to registration and held publicly available. Additionally, the Brazilian Central Bank is developing an instant payments solution an alternative to debit transactions and analogous services that is expected to start operating by the end of 2020. Although certain details of such solution are still under discussion and pending regulation, such initiative may promote greater competition, which could result in a loss of existing clients, and greater difficulty in attracting new clients. Therefore, such developments may increase competition in the prepayment market, and could materially and adversely affect our business and results of operations.

At the end of 2019, the Brazilian Central Bank conducted public hearings aiming to promote competition and encourage the development of disruptive business models. Central Bank Public Hearing No. 72 discussed the possibility of setting up a regulatory “sandbox,” in which innovative products and solutions could be offered for a certain trial period in a controlled environment. Under the regulator’s supervision, certain regulatory requirements could be exempted for limited purpose during testing periods. Furthermore, Central Bank Public Hearing No. 74 discussed the registration and negotiation of invoices and Central Bank Public Hearing No. 75, is related to the automated teller machines’ market and their operation.

In addition, discussions with respect to creating an open banking framework in Brazil gained traction at the end of 2019, as a result of which the Central Bank enacted Public Hearing 73. The discussions have been preliminary, and have focused on the self-regulation governance structure and its implementation mechanisms. We expect that if Brazil moves to an open banking platform, we would need to comply with open banking-specific regulations, self-regulation and other data guidelines, such as stronger customer authentication regulations and the LGPD (as defined below), under which data can only be shared upon the explicit consent of the user.

In addition to such recently enacted regulations, there are legislative and regulatory initiatives currently being discussed by the Brazilian Congress, Central Bank and the broader payments industry which may modify the regulatory framework of the Brazilian payments and financial industries. The Central Bank issued a letter in response to a report issued by the Brazilian Congress regarding the payment cycle currently in place in the Brazilian payments market, which presents a technical study of the impact of changes to the Brazilian payment cycle and confirms the Central Bank’s decision to promote a gradual and planned shortening of the existing payment cycles. Should these discussions lead the Central Bank, as the competent authority over the market, to implement regulatory initiatives to reduce existing payment cycles, this could adversely affect prepayment services relating to credit card installment receivables that are commonly used by merchants in Brazil. Any reduction in payment cycles could significantly negatively impact our working capital solutions business, which could adversely affect our business, revenues and financial condition.

These discussions are in various phases of development, whether as part of legislative, regulatory or private initiatives in the industry and the overall impact of any such reform proposals is difficult to estimate. Any such changes in laws, regulations or market practices have the potential to alter the type or volume of the card-based transactions we process and our payment services and could adversely affect our business, revenues and financial condition.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

On August 14, 2018, the President of Brazil approved Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the LGPD, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Moreover, on July 8, 2019, Law No. 13,853, which amended certain provisions of the LGPD and created the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”) was enacted. The ANPD will be an administrative body, connected to the Cabinet of the Presidency, with technical autonomy, but no financial and budgetary autonomy. The ANPD is expected to have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities. The Law No. 13,853/19 also extended the original term of 18 months for companies to become compliant with the LGPD to 24 months from the date of publication of the law. The LGPD will become effective in August 2020 by which date all legal entities will be required to adapt their data processing activities to these new rules. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. On August 16, 2018, the Central Bank approved Circular 3,909, which establishes requirements for the engaging of data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy. In this regard, Circular 3,909 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in contracts regarding data processing, storage and cloud computing services. Circular 3,909 became effective on September 1, 2019. All payment institutions are required to adapt their activities and agreements to these new rules in accordance with the timeline for adequacy established by Circular 3,909, up to no later than December 31, 2021. Failure to comply with applicable requirements, may result on the imposition of restrictions on the contracting.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our merchants and their customers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their customers to reduce their use of our products and services and could materially and adversely affect our business.

Our business is subject to complex and evolving regulations and oversight related to our provision of payments services and other financial services.

The laws, rules, and regulations that govern our business include or may in the future include those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, anti-money laundering and terrorist financing, escheatment, and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the Central Bank and the National Monetary Council. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.

For example, although we do not engage in financial services activities in the United States, we maintain bank accounts in the United States for the international settlement agent for the payment scheme settlors, such as Visa and Mastercard. We are or may be subject to anti-money laundering and terrorist financing laws and regulations that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations governing the ability to maintain a bank account in the countries where we operate, including the United States, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts in our name.

We believe that our activities in the United States, including maintaining bank accounts in connection with payment flow settlements do not require a license from federal or state banking authorities to conduct financial services activities in the United States. If we are engaged in a banking or financial services business requiring a license, we could be subject to liability, or forced to cease doing such business, change our business practices, or become a regulated financial entity subject to compliance with applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.

Although we have a compliance program focused on applicable laws, rules, and regulations (which currently is principally focused on Brazilian law) and are continually investing in this program, we may still be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of licensure in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings and revenues, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS). Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/16’s constitutionality before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several Municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend Supplementary Law No. 157/16’s enforcement. A final decision on this matter is currently pending.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

Brazilian government has been studying a substantial tax reform in Brazil. It is not possible to precisely predict if and how potential changes may affect our business, but one or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary rights, including technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our proprietary rights. Any of these third parties could make a claim of infringement against us with respect to our proprietary rights. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

We rely upon third-party data center service providers to host certain aspects of our platform. Any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from third-party service providers to make certain products and services available on our platform. Our primary data centers are in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of open source software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services.

Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

In a dynamic industry like ours, the ability to attract, recruit, develop and retain qualified employees is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. For instance, our Stone Agents are highly trained and, accordingly, we may face challenges in recruiting and retaining such qualified personnel. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our centres.

The operation of our centres and other properties we occupy or may come to occupy are subject to certain license and certification requirements under applicable law, including operation and use licenses (alvará de licença de uso e funcionamento) from the municipalities in which we operate and certificates of inspection from applicable local fire departments. Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our hubs. We have not yet obtained licenses for the majority of our centres, and we cannot assure you that we will be able to obtain the licenses for which we have applied in a timely manner, as applicable. In addition, we cannot assure you that we will obtain such licenses in a timely manner for the opening of new hubs.

If we are unable to renew or obtain such licenses, we may be subject to certain penalties, which include the imposition of fines and the suspension or termination of our operations at the respective hub. The imposition of such penalties, or, in extreme scenarios, the sealing off of the premises by relevant public authorities pending compliance with all the requirements demanded by the municipalities and fire departments, may adversely affect our operations and our ability to generate revenues at the relevant location.

Our operating results are subject to seasonal fluctuations, which could result in variations in our quarterly profit.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance.

Potential clients may be reluctant to switch to a new vendor, which may adversely affect our growth.

Many potential clients worry about disadvantages associated with switching payment processing vendors, such as a loss of accustomed functionality, increased costs and business disruption. For potential clients, switching from one vendor of core processing or related software and services (or from an internally-developed system) to a new vendor is a significant undertaking. As a result, potential clients often resist changing vendors. We seek to overcome this resistance through strategies such as making investments to enhance the functionality of our software. However, there can be no assurance that our strategies for overcoming potential clients’ reluctance to change vendors will be successful, and this resistance may adversely affect our growth.

We are dependent on a single manufacturer for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business.

We currently are substantially dependent on PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., or PAX, to manufacture and assemble a substantial amount of our POS devices. We are constrained by its manufacturing capabilities and pricing, and may face production delays or escalating costs if it is unable to manufacture a sufficient quantity of product at an affordable cost. Further, we could face production delays if it becomes necessary to replace this existing substantial supplier with one or more alternative suppliers.

We may also be subject to product recalls or other quality-related actions if such devices, or other products supplied by us, are believed to cause injury or illness, or if such products are defective or fail to meet our quality control standards or standards established by applicable law. If our suppliers are unable or unwilling to recall products failing to meet applicable quality standards, we may be required to recall those products at substantial cost to us. Recalls and government, customer or consumer concerns about product safety could harm our reputation, brands and relationships with clients, lead to increased costs, loss of revenues (including revenues from equipment rentals and/or decreased transaction volumes), and/or loss of merchants, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and we do not have agreements with these suppliers. Some of the key components used to manufacture our POS devices, such as the chip and pin reader, come from limited sources of supply. Due to the reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, or loss of or damage to our products while they are in transit or storage, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, the inability of our manufacturers to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, and/or difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices, would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could damage our relationships with our clients, prevent us from acquiring new clients, and seriously harm our business.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in jurisdictions that have a high risk for corruption and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. For example, the Brazilian Central Bank recently enacted a new regulation on this matter, Circular No. 3,978, which will become effective on July 1, 2020, and provides new guidelines with a risk based approach for anti-money laundering policies, procedures and controls. We are evaluating the impact of such regulations to us, but we face risks related to our ability to comply with such new regulations, as we may not be able to comply fully with, or obtain appropriate exemptions from, such regulation. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.

We invest broadly in our business, and such investments are driven by our expectations of the future success of a product or services. Our products, such as our POS devices, often require investments with long lead times. In addition, we invest in new Stone Hubs based on our expectation of future demand for our services from the relevant location. An inability to correctly forecast the success of a particular product or services could harm our business. We must forecast inventory and capital needs and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our or our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.

Our indebtedness could adversely affect our financial flexibility and our competitive position.

Increases in the level of our debt increases the risk that we may be unable to generate enough cash to pay the debts due. Our indebtedness could have other important consequences and significantly impact our business. For example, it could:

☐	make it more difficult for us to satisfy our obligations;

☐	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

☐	require us to dedicate a substantial portion of our cash flow from operations to make payments to debtholders, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

☐	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

☐	limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

☐	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;

☐	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business plan or other general corporate purposes on reasonable terms or at all;

☐	reduce the amount of surplus funds distributable by our subsidiaries to us for use in our business, such as for the payment of debt and dividends to our shareholders; and

lead us to make additional investments in our subsidiaries if their cash flow from operations is insufficient for them to pay their debts.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facilities and debentures contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Item 5. Operating and Financial Review and Prospects.”

The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risks associated with less than full control rights of some of our subsidiaries and investors.

We own less than 100% of the equity interests or assets of some of our subsidiaries and do not hold controlling interests in some of the entities in which we have invested. As a result, we do not receive the full amount of any profit or cash flow from these non-wholly owned entities and those who hold a controlling interest may be able to take actions that bind us. We may be adversely affected by this lack of full control and we cannot provide assurance that management of our subsidiaries or other entities will possess the skills, qualifications or abilities necessary to profitably operate such businesses.

Risks Relating to Brazil and the Other Countries in Which We Operate

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political, regulatory, legal and economic conditions, could harm us and the price of our common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

☐	growth or downturn of the Brazilian economy;

☐	interest rates and monetary policies;

☐	exchange rates and currency fluctuations;

☐	inflation;

☐	liquidity of the domestic capital and lending markets;

☐	import and export controls;

☐	exchange controls and restrictions on remittances abroad;

☐	modifications to laws and regulations according to political, social and economic interests;

☐	fiscal policy and changes in tax laws;

☐	economic, political and social instability;

☐	labor and social security regulations;

☐	energy and water shortages and rationing; and

☐	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our common shares. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting our Results of Operations—Macroeconomic environment.”

Economic uncertainty and political instability in Brazil may harm us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance,

which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, our results of operations.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 4.3%, 3.7% and 2.9% in 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017 to 4.50% as of December 31, 2019, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). On February 5, 2020, the Monetary Policy Committee decided to cut the SELIC rate, or the Brazilian federal funds rate, to 4.25% and on March 18, 2020, down to 3.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy and us.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Throughout the past three decades, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are substantial reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure that such measures will not be taken by the Brazilian government in the future. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.030 per U.S.$1.00 on December 31, 2019, which reflected a 4.03% increase in the real against the U.S. dollar during 2018. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.8% in 2015 and 3.3% in 2016, followed by a growth of 1.3% in 2017 and a growth of 1.3% in 2018. In 2019, the Brazilian GDP grew by 1.1%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies operating in Brazil, such as our common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally left the European Union on January 31, 2020, at which point a transition period begun. The United Kingdom is expected to continue to follow certain European Union rules during the transition period; however, the ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during the transitional period or more permanently. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business.

Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted a law, which we refer to as the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet), setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the referred law. The administrative penalties imposed by the Brazilian Civil Rights Framework for the Internet include notification, fines (up to 10% of the revenues in Brazil of the relevant entity’s economic group in the preceding fiscal year) and suspension or prohibition from engaging in data processing activities. The Brazilian Civil Rights Framework for the Internet also determines joint and several liability between foreign parent companies and local Brazilian subsidiaries for the payment of fines that may be imposed for breach of its provisions. Administrative penalties may be applied cumulatively. Daily fines may be imposed in judicial proceedings, as a way to compel compliance with a Brazilian court order. If for any reason a company fails to comply with the court order, the fine can reach significant amounts. We may be subject to liability under these laws and regulations should we fail to adequately comply with the Brazilian Civil Rights Framework.

However little case law exists around the Brazilian Civil Rights Framework for the internet and existing jurisprudence has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our clients’ perception and use of our service.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies

may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta or TAC). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered.

To the extent these claims against us succeed, or further judicial or administrative claims are filed resulting in adverse outcomes for us, we may face reduced revenues due to refunds and the payment of fines for non-compliance and could negatively impact our results of operations.

Risks Relating to Tax Matters

The receipt of the Consideration pursuant to the STNE Transaction may be a taxable transaction for income tax purposes.

The Redemption of Shares according to the exchange ratio can be a taxable transaction for income tax purposes in the U.S or in Brazil. In general, a holder of Linx securities will recognize capital gain or loss for federal income tax purposes in the Unites States and/or Brazil

Risks Relating to the STNE Transaction

If we are unable to complete the STNE Transaction, in a timely manner or at all, our business and our stock price may be adversely affected.

Our and Linx’s obligations to consummate the STNE Transaction are subject to the satisfaction or waiver of the following customary conditions, including, among others: (i) obtaining the approval of the Linx shareholders in General Meeting, (ii) obtaining the approval of the CADE, (iii) the absence of any injunction or order prohibiting the consummation of the Transaction, (iv) registration statement on Form F-4 to effect the registration under the Securities Act of the StoneCo Class A Common Shares to be issued to Linx shareholders shall have become effective, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC, and (v) StoneCo’s BDRs shall be registered with the CVM. As many of those conditions are beyond out control, we cannot guarantee whether the conditions for the conclusion of the STNE Transaction will be fulfilled in a timely manner or at all fulfilled, which can affect when and if the STNE Transaction will occur.

In addition, there can be no assurance that prior to the Consummation Date of the Transaction another party does not bring a competing bid for Linx and such bid is accepted by the shareholders of Linx.

If the STNE Transaction is not completed and the Association Agreement is terminated, we may suffer other consequences that could adversely affect our business, results of operations and share price, including the following:

•	we have incurred and will continue to incur costs relating to the STNE Transaction (including significant payments to legal and financial advisory) and many of these costs are payable by us whether or not the STNE Transaction is completed;

•	matters relating to the STNE Transaction (including integration planning) may require substantial commitments of time and resources by our management team, which could otherwise have been devoted to our historical core businesses or other opportunities that may have been beneficial to us;

•	we may be subject to legal proceedings related to the STNE Transaction or the failure to complete it;
•	the failure to consummate the STNE Transaction may result in negative publicity and a negative impression of us in the investment community; and

•	any disruptions to our business resulting from the announcement and pendency of the STNE Transaction, including any adverse changes in our relationships with our customers, suppliers and employees, may continue or intensify in the event the Transaction is not consummated.

Uncertainty about the STNE Transaction may adversely affect our relationships with customers and employees, which could negatively affect our business, whether or not the STNE Transaction is completed.

The announcement of the STNE Transaction on August 11, 2020, whether or not completed, may cause uncertainties in our relationships with our clients which could impair our ability to or expand our historical growth. Furthermore, uncertainties about the STNE Transaction may cause our current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees which could affect our business.

The regulatory approval required in connection with the Transaction may not be obtained or may contain materially burdensome conditions.

Completion of the STNE Transaction is conditioned upon obtaining regulatory approval by the CADE, and we cannot provide assurance that this approval will be obtained. If any conditions or changes to the proposed structure of the Transaction are required to obtain this regulatory approval, they may have the effect of jeopardizing or delaying completion of the Transaction or reducing the anticipated benefits of the Transaction. If we agree to any material conditions in order to obtain approval by the CADE, the business and results of operations of the combined company may be adversely affected.

The Association Agreement subjects STNE and Linx to restrictions on their respective business activities prior to completion of the Transaction.

The Association Agreement subjects STNE and Linx to restrictions on their respective business activities and obligates each of Linx and STNE to conduct its operations in the ordinary course of business and/or in the best interest of its business in view of the market circumstances. Linx and STNE agree to refrain from committing acts that may materially affect their businesses or operations. Linx is additionally subject to an enumerated list of further restrictions, as set forth in greater detail in “The Transaction Documents—The Association Agreement.” These restrictions could prevent STNE and Linx from pursuing attractive business opportunities that arise prior to the completion of the Transaction and are outside the ordinary course of business, or otherwise have an adverse effect on STNE and Linx results of operations, cash flows and financial position.

Third parties may terminate or alter existing contracts or relationships with Linx or STNE as a result of the announcement, pendency or completion of the STNE Transaction.

Each of STNE and Linx has contracts with customers, employees, suppliers, vendors, landlords, lenders, and other business partners, and these contracts may require STNE or Linx, as applicable, to obtain consent from these other parties in connection with the Transaction. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Transaction, which in turn may result in STNE or Linx suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to their respective businesses. Further, parties with which STNE or Linx have business and operational relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with STNE or Linx, as applicable. Parties with whom STNE or Linx otherwise may have sought to establish business relationships may seek alternative relationships with third parties.

In addition, current and prospective employees may experience uncertainty about their roles following the Transactions and such uncertainty may have an effect on the corporate culture of STNE or Linx, respectively. There can be no assurance STNE or Linx will be able to attract and retain key talent, including senior leaders, to the same extent that each of STNE or Linx have previously been able to attract and retain employees. Any loss or distraction of STNE’s or Linx’s customers, employees, suppliers, vendors, landlords, lenders and other business partners, could have a material adverse effect on the business, financial condition, operating results and cash flows of STNE and Linx and could limit STNE’s and Linx’s ability to achieve the anticipated benefits of the Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transaction or the termination of the Association Agreement.

The STNE Transaction is subject to certain legal proceedings and may be subject to future legal proceedings, which could delay the STNE Transaction and prevent the STNE Transaction from being completed.

On August 17, 2020, a collective action lawsuit (ação civil pública) was filed by the Brazilian Institute of Corporate Activism and Governance - IBRASG against Linx and STNE, alleging that the Original Non-Compete Agreements (as defined herein) and the Original Executive Engagement Agreement (as defined herein) executed by the Linx Founding Shareholders were a form of control premium. The plaintiff has asked the court to, among other things, suspend the Linx Special Meeting and award other Linx shareholders tag-along rights to those of the Linx Founding Shareholders. The parties involved in the STNE Transaction believe that the claims asserted in this suit are without merit and intend to vigorously defend the STNE Transaction against them. We cannot predict the outcome of or estimate the possible loss or range of loss from this matter.

STNE and Linx may in the future be party to legal proceedings and claims related to the Transaction in addition to the claims described above. The current claims and any future legal challenges to the Transaction could result in an injunction, preventing or delaying the completion of the Transaction. The outcome of the current claims or any future lawsuits related to the Transaction are uncertain and such legal proceedings could prevent or delay the closing and/or result in substantial costs to STNE and/or Linx. Any such actions may create uncertainty relating to the Transaction and may result in substantial costs and divert management time and resources. Further, the defense or settlement of the current claims or any future lawsuits or claims, if unresolved at Closing, may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

The STNE Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company, following the merger of Linx’s shares, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of Linx. Furthermore, as a result of the Transaction we will record a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects including our inability to recognize the benefits anticipated by the Transaction.

In addition, upon the merger of Linx’s shares we will assume all of Linx’s liabilities, including unknown and contingent liabilities that Linx assumed in connection with their acquisitions, that we may have failed to identify. Furthermore, Linx has additional future obligations regarding certain of these acquisitions including outstanding earn-out obligations and put options requiring Linx to purchase additional shares in the target company, which we will assume upon consummation of the Transaction. If we are not able to completely assess the scope of these liabilities or if these liabilities are neither probable nor estimable at this time, our future financial results could be adversely affected by unanticipated reserves or charges, unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition.

STNE and Linx will incur significant transaction-related costs in connection with the STNE Transaction.

STNE and Linx have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transaction. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain STNE and Linx executives, filing fees, printing expenses and other related charges. Some of these costs are due regardless of whether the Transaction is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transaction and the integration of the two companies’ businesses. While both STNE and Linx have assumed that a certain level of expenses would be incurred in connection with the Transaction and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of such expenses.

There may also be additional unanticipated significant costs in connection with the Transaction that STNE and Linx may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits STNE and Linx expect STNE to achieve from the Transaction. Although STNE and Linx expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The value of Class A StoneCo Shares object of the exchange ratio may be affected by fluctuations in the real/U.S. dollar exchange rate.

Volatility in the real/U.S. dollar exchange and depreciation of the Brazilian real against the U.S. dollar may decrease the value of the Exchange Ration, affecting the price of StoneCo Class A Common Shares. As the exchange rate of the real and the U.S. dollar fluctuates, the implied value of this installment of the Exchange Ratio will fluctuate too.

Risks Relating to the Combined Company Following Completion of the Transaction

If the Transaction is consummated, the inclusion of Linx’s business as a wholly-owned subsidiary of ours will result in certain incremental risks to us, which risks are expected to be material and could have a material adverse effect on our future results of operations and financial condition. The addition of Linx’s business may also exacerbate existing risks to our business.

If the Transaction is consummated, Linx will operate its business as a wholly-owned subsidiary of ours. We have not historically engaged in a business similar to Linx and Linx’s business and structure will pose incremental risks to us, many of which may be material. These risks include, but are not limited to:

•	business operational risks, including macroeconomic changes, and the impact of such changes on the market for enterprise management software;

•	Linx’s substantial dependence on revenue generated from services related to its integrated enterprise management software, including monthly subscription fees;

•	risks related to the competitive nature of the software industry, which is characterized by changing technology, changing client and end-consumer needs, evolving industry standards and frequent introductions of new products and services;

•	risks related to Linx’s historical growth strategy, which has included acquisitions, and in particular, Linx’s inability to integrate an acquired business or technology as successfully as expected or to accurately identify and assess the magnitude of the liabilities assumed by Linx;

•	risks related to system failures, the non-authorized or incorrect use of third-party data used by and/or made available to Linx’s systems; and

•	risks associated with Linx’s failure to adequately protect personal data.

If the STNE Transaction is consummated, each of these risks could have material adverse effect on our results of operations and financial condition.

In addition, the consummation of the Transaction may heighten the potential adverse effects on our business, operating results, cash flows or financial condition, including, but not limited to:

•	risks related to the novel coronavirus (COVID-19) pandemic and its impact on our business, as well as to other natural and man-made disasters and catastrophes;

•	risks related to unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise;

•	risks related to our ability to manage growth effectively; and

•	risks related to changes in general, economic, market and political conditions, particularly in Brazil.

Certain of Linx’s outstanding indebtedness requires lender consents in order to complete the Transaction. If such consents are not obtained, this indebtedness could be accelerated, and we may not be able to refinance such indebtedness on favorable terms or at all following the Transaction.

The terms of certain of Linx’s indebtedness include covenants and/or events of default that will be breached or triggered (as applicable) upon a change of control of Linx, unless we obtain prior creditor consent. In particular, certain credit agreements entered into by and between Linx’s affiliate Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”) as debtor, Banco Nacional de Desenvolvimento Economico e Social (“BNDES”) as creditor, and Linx as guarantor provide that prior consent from BNDES must be obtained for certain corporate reorganizations, including but not limited to a merger of shares, involving either Linx or Linx Sistemas. Linx has already informed BNDES about the Transaction and is seeking to obtain the required consents. The total aggregate amount outstanding under such credit agreements as of June 30, 2020 was R$201,640,000.

If Linx does not obtain the requisite consents from holders of such indebtedness to the transfer of control of Linx to STNE as a result of the completion of the Transaction, a significant portion of Linx’s indebtedness could be accelerated by the holders of such debt upon completion of the Transaction. The resulting acceleration of Linx’s indebtedness could adversely affect STNE’s and Linx’s financial condition.

As a condition to Closing of the Transaction, Linx must obtain such consent from BNDES and certain other material consents.”

b. Description of the main changes in the risk factors in the previous year and expectations regarding the reduction or increase in the risk exposure because of the transaction, pursuant to item 5.4 of the reference form

Not applicable.

c. Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form

The Risk Factors below were provided by STNE. Expressions such as “our”, “ours” or such shall be interpreted as referring to STNE and its economic group, in which will be inserted from the Consummation Date of STNE Transaction.

We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. We have developed a strong client-centric culture that seeks to delight our clients rather than simply providing them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to control the client experience and ensure that interactions are provided by our people or our technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; white-glove, on-demand customer service; and client-centric culture, each of which is described below.

1. Advanced, End-to-End, Cloud-Based Technology Platform - We designed our cloud-based technology platform to (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omnichannel commerce; and (ii) overcome longstanding inefficiencies within the Brazilian payments market. Our platform enables us to develop, host and deploy our solutions very quickly. We also sell our solutions to integrated partners such as Payment Service Providers, or PSPs, which are firms that contract with a merchant to provide them with payment acceptance solutions, and marketplaces to empower merchants to conduct commerce more effectively in Brazil.

2. Differentiated Hyper-Local and Integrated Distribution - We developed our distribution model to proactively reach and serve our clients in a more effective manner. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small-and medium-sized businesses or SMBs, locally and efficiently, and to build stronger relationships with them. We also have a specialized in-house sales team that serves online merchants and digital service providers with dedicated expertise. We also work with integrated partners, such as ISVs, to embed our solutions into their offerings and enable their merchants to accept payments seamlessly and easily.

3. White-Glove, On-Demand Customer Service - We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our customer service approach combines (i) a Human Connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) Proximity, through our Green Angels team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) Technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant needs, sometimes before they are even aware of an issue.

4. Client-Centric Culture - We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing the Stone Business Model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience.

d. Description of the economic group, pursuant to item 15 of the reference form

Shareholder	CNPJ	Party to SHA	Controlling Shareholder	Last Alteration	Total of Shares	%
STNE Participações S.A.
DLP Capital LLC	14.933.482-0001-47	Not applicable	Yes	04.12.2019	1.803.427.331	99,99%
DLPPAR Participações S.A.	23.858.641/0001-87	Not applicable	No	05.11.2019	1	0,01%
DLP Capital LLC
StoneCo Ltd.	31.752.270/0001-82	Not applicable	Yes	16.07.2014	1	100%
DLPPAR Participações S.A.
StoneCo Ltd.	31.752.270/0001-82	Not applicable	Yes	03.10.2018	272.411 class A	94,66%
DLP Capital LLC	14.933.482-0001-47	Not applicable	No	17.10.2018	15.366 class A e 1 class B	5,34%

StoneCo Ltd. (em 18 de agosto de 2020)
HR Holdings LLC	N/A	Not applicable	Yes	21.05.2020	55.335.781 Class B	52.5%
Madrone Partners L.P.	N/A	Not applicable	No	31.12.2019	8,959,532 Class A e 20,379,744 Class B	20,2%
T. Rowe Price Funds	N/A	Not applicable	No	31.12.2019	32.838.829 Class A	3.1%
Capital Research Global Investors	N/A	Not applicable	No	28.02.2020	18.111.355 Class A	1.7%
Actis 4 PPC	N/A	Not applicable	No	31.12.2019	14.462.320 Class A	1.4%
Berkshire Hathaway Inc.	N/A	Not applicable	No	29.10.2018	14.166.748 Class A	1.3%

Structure chart of shareholders and economic group

ORGANOGRAMA STONECO

Investimento
Investimento
Participação brasileira no exterior
StoneCo Ltd.
94,66%
100%
100%
Buy4 Sub LLC
DLP Capital LLC
Vittapar LLC
99,99%*
100%
5,34%
Exterior
Brasil
99,99%*
99,99%*
STNE Part. em Tecnologia
0,01%**
DLPPar Participações
0,01%**
STNE Participações
0,01%**
Stone Pagamentos
100%
100%
100%
MNLT
Pagar.ME
Stone SCD
0,10%
100%
TAG
99,99%*
Buy4
53,27%
Cappta
25,00%
Collact
100%
MVarandas
58,10%
Linked Gourmet ***
99,70%
Mundipagg
67%
PDCA ***
99,90%
STN Benefícios
99,99%
Stone Franchising
99,99%*
Stone Logística ***
33,33%
VHSYS
25,00%
Alpha Logo
19,90%
Trinks
22,64%
Delivery Much
100%
Equals
43,83%
Vitta ****
51,56%
0,01%**
100%
100%
Vitta Serviços
AX Corretora

* Participação superior a 99,99%, desprezando-se os números após a segunda casa decimal depois da vírgula.
** Participação inferior a 0,01%.

Shareholder Agreements

There are no Shareholder Agreements within STNE.

Relevant changes in equity stakes of members of the control group and issuer’s administrators

Not applicable

Main Corporate Transactions

a. event

Not applicable.

b. main business conditions

Not applicable

c. entities involved

Not applicable

d. effects resulting from the transaction within the shareholders, specially over the controlling stake, holding more than 5% of the capital stock and the administrators of the issuer

Not applicable

e. corporate strucuture before and after the transaction

Not applicable

f. mechanisms used to guarantee equal tratment among shareholders

Not applicable

Other Relevant Information

Not applicable

e. Share capital description, pursuant to item 17.1 of the reference form

Date of Authorization or Approval	Capital Amount	Pay-in deadline	Amount of common shares	Amount of preferred shares	Total amount of Shares
Type of Capital	Issued Capital
02/10/2020	R$ 1.803.427.332,12	31.12.2021	450.856.833	0	450.856.833

Type of Capital	Subscribed Capital
02/10/2020	R$ 1.803.427.332,12	31.12.2021	450.856.833	0	450.856.833
Type of Capital	Paid in Capital
02/10/2020	1.574.515.000	31.12.2021	393.598.016	0	393.598.016

12.       Description of the capital and control structure after the transaction, pursuant to item 15 of the reference form.

15.1 / 15.2 - Shareholding position*

Before

Shareholder	Shareholder’s CPF/CNPJ	Common shares %	Total Shares %	Controlling shareholder	Party to shareholders’ agreement
Genesis AssetManagers	05.840.091/0001-97	5.345000	5.345000	No	No

Nércio José Monteiro Fernandes	022.256.918-27	5.688000	5.688000	No	Yes

Alberto Menache	172.636.238-89	4.616000	4.616000	No	Yes

Alon Dayan	014.642.468-90	3.616000	3.616000	No	Yes

Daniel Mayo	157.679.338-98	0.328000	0.328000	No	Yes

Others		57.880000	57.880000	No	No

GIC Private Limited	08.765.815/0001-73	9.980000	9.980000	No	No

Itaú Unibanco S.A.	60.701.190/0001-04	5.090000	5.090000	No	No

Others		0.000000	0.000000	No	No

Treasury Shares	-	7.457000	7.457000	No	No

Total	-	100.000000

After

Linx shall be STNE’s wholly-owned subsidiary.

15.3 - Capital distribution

Before the STNE Transaction:

Date of the last meeting / Date of the last amendment	August 31, 2020.
Number of shareholders who are individuals (Units)	18.019.
Number of shareholders that are legal entities (Units)	0
Number of institutional investors (Units)	617

Current status
Number of outstanding common shares	147.925.115
Number of outstanding preferred shares	0
Total	147.925.115

After the STNE Transaction:

Date of the last meeting / Date of the last amendment	17/11/2020
Number of shareholders who are individuals (Units	0
Number of shareholders that are legal entities (Units))	1
Number of institutional investors (Units)	0

Current status
Number of outstanding common shares	147.925.115*
Number of outstanding preferred shares	0
Total	147.925.115*

15.4 - Organizational chart of shareholders and economic group

ORGANOGRAMA STONECO

Investimento
Investimento
Participação brasileira no exterior
StoneCo Ltd.
94,66%
100%
100%
Buy4 Sub LLC
DLP Capital LLC
Vittapar LLC
99,99%*
100%
5,34%
Exterior
Brasil
99,99%*
99,99%*
STNE Part. em Tecnologia
DLPPar Participações
STNE Participações
Stone Pagamentos
0,01%**
0,01%**
0,01%**
100%
100%
100%
MNLT
Pagar.ME
Stone SCD
0,10%
100%
99,99%*
53,27%
25,00%
100%
58,10%
99,70%
67%
100%
99,90%
99,99%
99,99%*
33,33%
25,00%
19,90%
22,64%
100%
43,83%
TAG
Buy4
Cappta
Collact
MVarandas
Linked Gourmet ***
Mundipagg
PDCA ***
Linx
STN Benefícios
Stone Franchising
Stone Logística ***
VHSYS
Alpha Logo
Trinks
Delivery Much
Equals
Vitta ****
51,56%
0,01%**
100%
100%
Vitta Serviços
AX Corretora

stone

* Participação superior a 99,99%, desprezando-se os números após a segunda casa decimal depois da vírgula.
** Participação inferior a 0,01%.

15.5 - Shareholders’ Agreement filed at the issuer’s headquarters or to which the controlling shareholder is a party

Not applicable.

g. description of the clauses restricting or binding the voting rights of members of the board of directors or other inspection and control bodies

Not applicable to the Company.

h. others

Not applicable to the Company.

15.6 - Material changes in the equity interests held by the controlling group members and administrators of the issuer

If the Merger of Shares is approved, the Company will became a wholly-owned subsidiary of STNE.

15.7 - Main corporate transactions

a. event

Does not suffer alteration as a result of the STNE Transaction.

b. main business conditions

Does not suffer alteration as a result of the STNE Transaction.

c. companies involved

Does not suffer alteration as a result of the STNE Transaction.

d. effects of the transaction on the shareholding structure, especially on the ownership interest held by the controlling shareholder, shareholders with more than 5% of the capital stock, and administrators of the issuer

If the Merger of Shares is approved, the Company will became a wholly-owned subsidiary of STNE.

e. ownership structure before and after the transaction

If the Merger of Shares is approved, the Company will became a wholly-owned subsidiary of STNE.

f. mechanisms used to guarantee equal treatment among the shareholders

Not applicable.

15.8 - Other relevant information

Not applicable.

13. Number, class, species and type of the securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to those companies, as defined by the rules addressing the public offering for the acquisition of shares.

StoneCo is the holder, on the date hereof, indirectly, of 450,856,833 common registered shares, without par value, representing 100% of STNE’s share capital.

14.       Exposure of any of the companies involved in the transaction, or persons related thereto, as defined by the rules addressing the public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

15.       Report encompassing all transactions conducted in the past six (6) months by the persons stated below with securities issued by companies involved in the transaction:

In relation to the Company:

a.       Companies involved in the transaction

i.       Private purchase transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

ii.       Private sales transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iii.       Purchase transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iv.       Sales transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

Not applicable.

b.       Parties related to companies involved in the transaction

i.       Private purchase transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

ii.       Private sales transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iii.       Purchase transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iv.       Sales transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

Not applicable, except for the exercise of options and restricted shares, as well as sales of shares in the market by Company’s administrators, as reported in the form of disclosure of information on trades by administrators and related persons, referred to in article 11 of CVM Ruling No. 358/02.

	Board of Directors	Board of Officers	Fiscal Board	Audit Committee	Other
(1) average price	N/A	28,25453	N/A	N/A	N/A
(2) amount of shares involved	6.882	1.766.849	N/A	N/A	N/A
(3) security involved	ON	ON	ON	ON	ON
(4) percentile related to the class and species of the security	0,004%	0,933%	N/A	N/A	N/A
(5) other relevant conditions	N/A	N/A	N/A	N/A	N/A

In relation to STNE:

a.       Companies involved in the transaction

i.       Private purchase transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

ii.       Private sales transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iii.       Purchase transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iv.       Sales transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

Not applicable.

b.       Parties related to companies involved in the transaction

i.       Private purchase transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

ii.       Private sales transactions

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iii.       Purchase transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

iv.       Sales transactions in regulated markets

•       average price

•       number of shares involved

•       securities involved

•       percentage in relation to the class and type of security

•       other relevant conditions

Stone Pagamentos S.A.
(1) average price	R$ 35,2866833
(2) amount of shares involved	11.000.000
(3) security involved	ON
(4) percentile related to the class and species of the security	5,808%
(5) other relevant conditions	N/A

16.       Document by which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008.

Not applicable.

***

Annex 2 to the Administration’s Proposal

EXHIBIT 20 TO CVM RULING No. 481/09

RIGHT TO WITHDRAW

1.	Describe the event that has given or will give rise to the withdrawal and the legal grounds therefor.

As set forth in articles 252, paragraph 2, and 137, paragraph 1, of the Corporations Law, the right of withdrawal will be guaranteed to shareholders of the Company that do not vote in favor of the Share Merger, abstain from voting or do not attend the relevant Extraordinary General Meeting, provided that they expressly state their intention to exercise the right of withdrawal, within thirty (30) days from the date of publication of the minutes of the Extraordinary General Meeting that approves the Share Merger.

2.	State the shares and classes to which the withdrawal applies

The right to withdraw shall apply to all of the Company’s common shares.

3.	State the date of the first publication of the meeting call notice, as well as the date of communication of the material fact referring to the resolution that has given or will give rise to the withdrawal

The Material Fact was published in October 2, 2020, prior to the date of the first publication of the meeting call notice, which was disclosed in the Empresas.NET System on October 2, 2020, and that will be published in the Official Gazette of the State of São Paulo and in newspaper “Estado de São Paulo”, for the first time, on October 6, 2020.

4.	State the deadline for the exercise of the right to withdraw and the date that will be considered for purposes of determining the holders of shares that may exercise the right to withdraw.

the holders of Company’s shares, continuously from the date of the Protocol and

Justification (October 2, 2020) and until the Consummation Date of the STNE Transaction, that do not favorably to the Share Merger, that abstain from voting or that fail to attend the relevant Meeting, and that state their intention to exercise their dissenter’s right within thirty (30) days counted from the date of publication of the minutes of the extraordinary general meeting that approves the Company’s merger of shares.

5.	State the amount of reimbursement per share or, if it is not possible to establish it in advance, the administration’s estimate thereof

The amount to be paid as reimbursement for the amount of the shares shall be equivalent to the value of the net equity of the Company’s share on 12.31.2019, pursuant to the Company’s financial statements of 12.31.2019 approved at the Ordinary General Meeting held on april 30, 2020, which corresponds to BRL 9.45 per share, without prejudice to the right to draw up a special balance sheet.

6.	State the form of calculation of the reimbursement amount

The sum to be paid as reimbursement for the value of the shares shall be equivalent to the net equity of the Company’s share on December 31, 2019, pursuant to the Company’s financial statements of 12.31.2019, approved at the Ordinary General Meeting held on June 29, 2020.

7.	State whether the shareholders shall be entitled to request the drawing up of a special balance sheet

The shareholders shall be entitled to draw up a special balance sheet, on the terms of the applicable legislation.

8.	If the reimbursement amount is set by an appraisal, list the experts or specialized companies recommended by the administration

Not applicable.

9.	In case of merger, share merger or consolidation involving controlling and controlled companies, or companies under common control

a.	Calculate the share replacement ratios based on the net equity at market prices or another criterion accepted by CVM

b.	State whether the share replacement ratios set forth in the transaction protocol are less advantageous than the ones calculated pursuant to item 9(a) above

c.	State the amount of reimbursement calculated based on the net equity at market prices or another criterion accepted by CVM

Not applicable.

10.	State the equity value of each share, calculated pursuant to the last approved balance sheet

BRL 9,45 (base date 12.31.2019).

11.	State the quotation of each class or kind of share to which the right to withdrawal applies, in the markets where they are traded, identifying:

i. Minimum, average and maximum quotation of each year, over the last three (3) years

ii. Minimum, average and maximum quotation of each quarter, over the last two (2) years

iii. Minimum, average and maximum quotation of each month, over the last six (6) months

iv. Average quotation of the last ninety (90) days

	Minimum	Maximum	Average
Minimum, average and maximum quotation of each year, over the last 3 years
2017	16,05	22,60	18,54
2018	15,25	32,60	20,74
2019	26,00	38,77	32,43
2020 - 01/01 até 28/09	16,65	38,38	27,82
Minimum, average and maximum quotation of each quarter, over the last 2 years
1T2018	18,80	22,35	20,47
2T2018	17,05	22,36	20,02
3T2018	15,25	19,21	17,34
4T2018	16,19	32,60	25,42
1T2019	26,00	37,00	30,35
2T2019	29,85	38,77	33,85
3T2019	28,05	35,43	32,50
4T2019	29,97	35,63	32,94
1T2020	16,65	38,38	30,99
2T2020	16,78	25,34	21,11
Minimum, avarage and maxoimum quotation of each month, over the last 6 months
março	16,65	32,94	23,18

abril	16,78	24,90	21,69
maio	18,00	21,25	19,89
junho	18,55	25,34	21,72
julho	25,02	28,12	26,36
agosto	25,42	36,01	32,50
Average quotation of the last 90 and 120 days
6 meses 01/04/2020 - 28/09/2020	16,78	37,18	26,24
90 dias (01/07/2020 - 28/09/2020	31,11	37,18	25,02

EXECUTION VERSION

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY LINX S.A. INTO STNE PARTICIPAÇÕES S.A.

The directors of the below identified companies, as well as the respective companies identified hereinbelow:

(a)      LINX S.A., a publicly-held company, with its head office in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902, enrolled with CNPJ/ME under No. 06.948.969/0001-75, herein represented in accordance with its Bylaws (“Linx”); and

(b)     STNE PARTICIPAÇÕES S.A., a company enrolled with CNPJ/ME under No. 35.767.420/0001-82, with its head office in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, CEP 04547-006, herein represented in accordance with its Bylaws (“STNE” and, jointly with Linx, the “Parties”),

And still,

(c)      STONECO LTD., a company incorporated and validly existing under the laws of the Cayman Islands, registered with CNPJ/ME under No. 31.752.270 / 0001-82, with headquarters at Harbor Place, 4th floor, No. 103 Church St., PO Box 10240 KY1-1002, Georgetown, Cayman Islands, hereby represented in the form of its articles of incorporation (“StoneCo”); and

(d)     DLP CAPITAL LLC, a company incorporated and validly existing under the laws of Delaware, in the United States of America, registered with CNPJ / ME under number 14.933.482-0001-47, headquartered in Delaware, in the United States of America, in this act represented in the form of its articles of incorporation, and DLPPAR PARTICIPAÇÕES S.A., a corporation organized and existing under the laws of Brazil, registered with CNPJ / ME under number 23.858.641 / 0001-87, with headquarters at Rua Fidêncio Ramos, 308, cj. 91, CEP 04551-010, in the City of São Paulo, State of São Paulo, hereby represented in the form of its Bylaws (jointly, “DLP”);

Have decided, for the reasons and aiming at the purposes detailed below in conformity with Articles 224 and 225 of Law No. 6,404/76, to execute this protocol and justification (“Protocol and Justification”), the purpose of which is the merger of the shares issued by Linx into STNE, which will be submitted to their respective shareholders for approval, at extraordinary general meetings (in relation to each Party, respectively “General Meeting”), under the following terms and conditions:

1.         Description of the Transaction, Reasons or Purposes and Interest of the Companies

1.1.     The purpose hereof is to submit to the shareholders of the Companies a corporate reorganization (“Transaction”), detailed below, and which shall result (a) in the ownership, by STNE, of all the shares issued by Linx; and (b) on the receipt, by the Linx shareholders, for each common share issued by Linx owned by them as of such date, of mandatorily redeemable Class A and Class B preferred shares, all registered and without par value, issued by STNE, resulting in the issuance by STNE of new redeemable Class A and Class B preferred shares (“STNE New Shares”); and, as a subsequent and interdependent act (c) in the redemption of the totality of STNE New Shares (“Redemption of Shares”), upon payment of

EXECUTION VERSION

the amounts to their holders and delivery of the assets referred to in item 1.2 and following bellow.

1.2.  The Transaction will comprise the following stages, all interdependent and linked to each other, the consummation of which will be subject to the applicable corporate approvals and to the verification of the fulfillment of the conditions precedent referred to in item 2.1 below, it being certain that all said stages must be coordinated in order to occur as of the same date:

(a)  merger of all the shares issued by Linx into STNE, pursuant to Article 252 of Law No. 6,404/76 and CVM Normative Rule No. 565/15, for their economic value under the terms set forth in item 3, resulting in the issuance, by STNE, in favor of the Linx shareholders that are owners of the merged shares, of mandatorily redeemable Class A and Class B preferred shares issued by STNE, it being certain that for each common share issued by Linx  one (1) mandatorily redeemable Class A preferred share and one (1) mandatorily redeemable Class B preferred share issued by STNE will be delivered (subject to adjustments mentioned in item 1.2.4), as provided in item 3.1 (“Merger of Linx Shares”). After the Merger of Linx Shares has been consummated, Linx will keep its own legal personality and its own equity, there being no legal succession; and

(b)  as of the same date, as an act subsequent to and interdependent of the Merger of Linx Shares, the Redemption of Shares shall be completed upon payment, to the holder thereof, for the STNE New Shares (the “Exchange Ratio”), as follows:

(i)	each 1 (one) STNE Class A preferred share shall receive, in exchange for the Redemption of Shares, R$ 31,56 (thirty-one reais and fifty-six cents), updated pro rata die according to the CDI rate variation from the sixth month counted from August 11th, 2020 until the date of the actual payment; and

(ii)	each 1 (one) STNE Class B preferred share shall receive, in exchange for the Redemption of Shares, pursuant to Section 1.2.2. either (a) 0.0126774 (zero point zero one two six seven seven four) Class A share issued by StoneCo, traded on the Nasdaq Global Select Market (“Nasdaq”) (“StoneCo Class A Share”) or, (b) 0.0126774 (zero point zero one two six seven seven four) BDR (Brazilian Depositary Receipt) (“StoneCo BDR”), provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo Class A Share, pursuant to Section 1.2.2.

1.2.1.       Once redeemed, STNE preferred shares will be canceled against capital reserve. The procedures for the operationalization of the Redemption of Shares will be disclosed by STNE in due course.

1.2.2.      The holders of Linx’s American Depositary Shares (ADS) shall receive StoneCo Class A Shares and the holders of Linx Shares shall receive StoneCo BDRs, in each case in respect of the STNE Class B preferred shares issued to such holder with respect to such holder’s Linx ADSs and Linx Shares pursuant to Section 1.2(a).

EXECUTION VERSION

1.2.3.       Treatment of fractions. Any fractions of StoneCo BDR or StoneCo Class A Share in exchange for the Redemption of Shares shall be grouped by STNE in whole numbers to then be sold on the spot market managed by B3 S.A. - Brazil, Bolsa e Balcão (“B3”) or NASDAQ, as applicable, after the consummation of the Transaction, according to the terms of the notice to the shareholders to be disclosed in due course. The amounts earned on that sale will be made available net of fees to the former Linx Shareholders holders of the respective fractions, in proportion to their interest in each share sold.

1.2.4.  Exchange Ratio Assumptions. The Exchange Ratio, fixed on September 1st, 2020, has taken into consideration the following premises:

(i)  that no declaration, payment of dividends or interest on the own capital will be made by STNE or Linx until the Transaction Date;

(ii) that there are no relevant facts pending disclosure to the market by Linx and/or by StoneCo;

(iii) on September 1st, 2020, the capital stock of Linx was comprised of 189,408,960 (one hundred and eighty-nine million, four hundred and eight thousand, nine hundred and sixty) common shares, of which 175,282,969 (one hundred and seventy-five million, two hundred and eighty-two thousand, nine hundred and sixty-nine) were outstanding shares and 14,125,991 (fourteen million, one hundred and twenty-five thousand, nine hundred and ninety-one) were treasury shares;

(iv) Linx has agreements of Deferred Stock Plans and Stock Option Plans (jointly, “Linx Plans”) that, if totally converted into Linx’s shares, would result, on September 1st, 2020, in the issuance of 3,775,648 (three million, seven hundred and seventy-five thousand, six hundred and forty-eight) Linx’s common shares; and

(v) on the Transaction Consummation Date, the sum of the total amount of outstanding shares and of the total amount of shares convertible pursuant to the Linx Plans shall result in 179,058,617 (one hundred and seventy-nine, fifty-eight thousand, six hundred and seventeen) common shares, all of them registered and without par value.

1.2.5.     Adjustment to the Exchange Ratio. (A) Any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans, not in accordance with the provisions of item 1.2.4(v) above shall impact, equally and in the same proportion, the Exchange Ratio with the STNE New Shares as a result of the Merger of Linx Shares, increasing or reducing the total amount, by each Linx’s share, of cash and StoneCo BDRs or StoneCo Class A Shares, as the case may be, to be delivered in connection with the Redemption of New Shares STNE; (B) additionally, the Exchange Ratio will be adjusted in the amount of (i) any dividends, interest on the own capital and other income declared and/or paid by Linx and/or by StoneCo as from this date until and including the Transaction Consummation Date; and (ii) costs possibly incurred by Linx in hiring financial advisors, within the context of any competing transactions, whether to perform assessments or for any other purpose. Any possible

EXECUTION VERSION

repurchase or issuance of new shares by STNE or by StoneCo, whether in a context of mergers and acquisitions (M&A), capital increase, public offering, private offering, issue of RSU (restricted shares units), incentive or share programs aimed at its executive officers or the exercise of stock options will not imply any adjustment to the Exchange Ratio.

1.2.6.       Furthermore, STNE may, unilaterally and without the need to amend this Protocol, increase the total amount of cash and/or the amount of StoneCo BDRs or StoneCo Class A Shares, as the case may be, to be delivered in return for the Redemption of the New STNE Shares; provided that, in any event, the value of the cash portion and/or the amount of StoneCo BDRs or StoneCo Class A Shares of the Exchange Ratio will not decrease, subject to the adjustments provided for in this protocol.

1.2.7.  Tax Withholding. The amounts to be paid in consideration for the Redemption of STNE New Shares will be deducted, where applicable, from any taxes withheld at source that may be due.

1.2.8.  Sole Legal Business. Although the stages provided for in item 1.2 occur one subsequently to the other, all of them are part of one single legal business, it being assumed that each of the stages is not effective, individually, without the others also being effective and are implemented, as a whole. Accordingly, the Transaction cannot be partially approved by the General Meetings of the Companies or partially implemented.

1.2.9.       Treatment of Long-Term Stock-Based Compensation Instruments. Linx has the Linx Plans that, if totally converted into Linx’s shares, would result, on September 1st, 2020, in the issuance of 3,775,648 (three thousand, seven hundred and seventy five thousand, six hundred and forty eight) Linx’s common shares. STNE shall undertake all of Linx’s obligations established in the Linx Plans. The Linx Plans will not be accelerated, and STNE will deliver to the beneficiaries of the Linx Plans, in lieu of Linx’s Shares, a portion of Class A Shares StoneCo or StoneCo’s BDRs and another portion of cash, subject to the terms of the Base Exchange Ratio that may be applied on the date of the Merger of Shares. The obligation of STNE provided for in this Clause shall observe the terms and conditions of the grants made by Linx.

1.2.10.       In case any beneficiary of the Linx Plans is dismissed from Linx after the Merger of Shares (a) due to a reorganization resulting from the Transaction (e.g., redundancy or elimination of roles or practices), the exercise of the options provided in the agreements of the Linx Plans to those beneficiaries shall be accelerated and they will receive the whole benefit at the moment of the termination; (b) for any other reason, the provisions of the agreements executed between Linx and the respective beneficiaries will be observed.

1.3.  After the completion of the Transaction, the Companies will continue to engage in their activities, with Linx becoming a wholly owned subsidiary of STNE.

1.4.       As a result of the Transaction, the number of shares of STNE will be increased by the number of STNE New Shares, until the STNE New Shares are redeemed at the moment immediately after issuance.

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1.5.       Upon the consummation of the Transaction, the Linx Shares will no longer be traded on the “Novo Mercado” segment of B3 and the ADS of Linx will cease to be traded on the New York Stock Exchange (“NYSE”). STNE may come to request the cancellation of Linx’s registration as a publicly held company with the Brazilian Securities and Exchange Commission (“CVM”).

2.            Conditions Precedent for the Consummation of the Transaction

2.1.  In compliance with the provisions in item 2.2 below, the consummation of the Transaction will be, under the terms of Article 125 of the Civil Code, subject to the fulfillment of the conditions precedent provided for below (“Conditions Precedent”):

2.1.1.  Conditions Precedent of the Parties. The obligation of the Parties to consummate the Transaction is conditioned on the fulfillment of each of the following conditions precedent, provided for by the Association Agreement and Other Covenants, executed on August 11th, 2020, as amended (“Association Agreement”) ("Conditions Precedent of the Parties"):

(i)  Absence of Impediment. No competent court or tribunal (including an arbitral tribunal) shall have issued any order, writ, injunctive relief or decision, and no other governmental body shall have issued any order or law, which is then in force and has the effect of causing the acts as of the Transaction Consummation Date to be unlawful or otherwise prohibit the consummation thereof; and

(ii)  Approval by CADE. The Transaction must be definitively approved by the Administrative Council for Economic Defense - CADE (“CADE Approval”).

2.1.2.  Conditions Precedent of Linx. The obligation of Linx and of certain shareholders of Linx (“Linx Shareholders”), including as provided for by the Association Agreement, to consummate the Transaction is conditioned on the fulfillment or waiver (at Linx´ sole discretion) of each of the following conditions precedent ("Conditions Precedent of Linx"):

(i)	STNE Representations and Warranties. The representations and warranties made and provided by STNE, StoneCo and DLP in this Protocol and Justification and in the Association Agreement shall be faithful and true in all material aspects on this date and until the Transaction Consummation Date (except for the cases in which the representations and warranties contain a reference to a previous date, in which case they will be faithful and true in all material aspects as of such date);

(ii)	Commitments. STNE, StoneCo and DLP shall have fulfilled all obligations and met all the commitments and agreements that are required to be fulfilled or met by them previously to the Transaction Consummation Date, pursuant to the Association Agreement;

(iii)	GSM Approvals. The STNE General Meeting shall approve, under the terms of the Brazilian Corporation Law: (a) all the necessary documentation for the Merger of Linx Shares and the attribution of the STNE New Shares, including, but not limited to, this Protocol and Justification; and (b) the Redemption of Shares; and

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(iv)         StoneCo BDR Program Level I. The StoneCo BDR program, Level I, shall be registered with the CVM and the entirety of the StoneCo BDR must have been admitted to trading at B3.

2.1.3.  Conditions Precedent of STNE. The obligation undertaken by STNE, StoneCo and DLP, as set forth in the Association Agreement, to consummate the Transaction is conditioned on the fulfillment or waiver (at STNE´s sole discretion) of each of the following conditions precedent (“Conditions Precedent of STNE” and, together with the Conditions Precedent of Linx and the Conditions Precedent of the Parties, the "Conditions Precedent"):

(i)  Linx Representations and Warranties. The representations and warranties made and provided by Linx and by the Linx Shareholders in this Protocol and Justification and in the Association Agreement shall be faithful and true in all material aspects as of this date and until the Transaction Consummation Date (except for cases where the representations and warranties themselves contain a reference to a previous date, in which case they will be faithful and true in all relevant aspects as of such date);

(ii)  Commitments.  Linx and the Linx Shareholders shall have fulfilled all obligations and met all the commitments and agreements that are required to be fulfilled or met by them previously to the Transaction Consummation Date, as set forth in the Association Agreement;

(iii)  Third-Party Consent.  Linx shall have (i) obtained the third-party consents to their contracts in force and there will be no obligations in equal or higher amounts than R$ 50,000,000.00 (fifty million reais), individually or in the aggregate, that may be subject to early maturity (or other penalties) as a result of the Merger of Linx Shares (“Obligations Subject to Early Maturity”); or (ii) settled all of its Obligations Subject to Early Maturity; or (iii) cash representing 100% (one hundred percent) of the amount necessary to settle all your Obligations Subject to Early Maturity (including any penalties);

(iv)  GSM Approvals. The Linx General Meeting (“AGE Linx”) shall approve, under the terms of the Brazilian Corporation Law and the “Novo Mercado” Regulation of B3: (a) the waiver of any obligation by STNE to carry out the public offering for the acquisition of Linx shares, pursuant to Article 43 of Linx’s Bylaws, as a result of the acquisition of shares issued by Linx ; (b) the waiver of adhesion by STNE to the “Novo Mercado” segment of B3; and (c) all necessary documentation for the Merger of Linx Shares, including, but not limited to, this Protocol and Justification; and

(v)  Absence of Material Adverse Change. Since the date of this Protocol and Justification and until the Transaction Consummation Date, Linx shall not have undergone any Material Adverse Change. For the purposes of this Protocol and Justification, “Material Adverse Change” means any event, circumstance, effect, occurrence or situation in fact or any combination thereof, which, individually or jointly, affects or may reasonably be expected to adversely affect the businesses, operations, assets, properties, commercial or financial condition, or the results

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of Linx, in an amount equal to or greater than 20% (twenty percent) of the gross revenue earned by Linx in the fiscal year immediately preceding that in which the Material Adverse Change occurs; except to the extent that said change or adverse effect has been previously known to the Parties and/or results from (A) adverse economic or exchange effects on the industry in which Linx operates in Brazil; (B) regulatory or other changes that affect the industry in which Linx operates in general; (C) any changes in applicable law or accounting standards generally accepted in Brazil, including any tax reform; or (D) any effect that, if possible to be reversed before the Transaction Consummation Date, is reversed before the Transaction Consummation Date; and (E) effects arising from the new coronavirus pandemic.

2.2.  Once the Conditions Precedent have been implemented or waived, any of the Companies may notify the other Party about the implementation of the Conditions Precedent and the Companies will disclose a notice to the market indicating, the transaction consummation date, including the date on which the shares and ADS issued by Linx will no longer be traded in B3 and NYSE (“Transaction Consummation Date”). On the business day immediately preceding the Transaction Consummation Date, the Companies will inform the market of the base date and the consequent definition of the Linx shareholders who will receive the shares issued by STNE.

3.            Exchange Ratios, Base Date, Valuation, Capital Increase and Right of Withdrawal

3.1.  It is proposed that, as a result of the Merger of Linx Shares, new mandatorily redeemable Class A and Class B preferred shares are issued by STNE to the Linx shareholders, it being certain that for each common share issued by Linx 1 (one) mandatorily redeemable Class A preferred share, registered and without par value, and 1 (one) mandatorily redeemable Class B preferred share, registered and without par value, will be delivered by STNE (subject to the adjustments mentioned in items 1.2.5 and 1.2.6). Therefore, no fraction of shares will be considered in this step of the Transaction.

3.1.1.  STNE New Shares will have the rights and benefits attributed to them under the terms of the STNE Bylaws. The STNE New Shares will not have the right to vote, will have priority in the capital reimbursement in case of liquidation, without a premium, and will be automatically redeemed at the Transaction Consummation Date, without a special meeting being held for such purpose, under the terms of item 1 this Protocol and Justification.

3.1.2.  As provided for in Article 252, Paragraph 2 of Law No. 6,404/76, the right of withdrawal will be assured to the shareholders that are holders, uninterruptedly, from the present date until the Transaction Consummation Date, of shares issued by Linx that do not vote favorably to the Merger of Linx Shares, who abstain from voting or who do not attend the relevant extraordinary general meeting, and who expressly declare their intention to exercise the right of withdrawal, within 30 (thirty) days from the date of publication of the minutes of the extraordinary general meeting that approves the Merger of Linx Shares. The amount to be paid by way of reimbursement of the value of the shares will be equivalent to the equity value of the Linx Share as of December 31, 2019, according to the financial statements of Linx approved at the annual general shareholders' meeting dated April 30, 2020, which corresponds to R$ 9.45 (nine reais

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and forty-five cents) per share, without prejudice to the right to draw up a special balance sheet.

3.2. The base date for the Transaction will be June 30, 2020 ("Base Date").

3.3. The management of STNE, on behalf of STNE, hired Apsis Consultoria Empresarial Ltda. (“Appraiser”) to carry out the valuation and determine the market value of the shares issued by Linx to be merged into STNE (“Valuation Report”), which is attached to this Protocol and Justification in the form of Annex 3.3.

3.4. The Merger of Linx Shares will result in an increase to STNE 's shareholders' equity in an amount supported by the Valuation Report, part of which will, as defined by the general meeting, be allocated to the creation of a capital reserve and the balance will be allocated to its capital stock.

3.5. Pursuant to Article 227, Paragraph 1 of Law No. 6,404/76, the appointment of the Appraiser will be submitted for ratification by the STNE general shareholders' meeting that resolves on the Merger of Linx Shares.

3.6. The Appraiser represented (i) that there is no current or potential conflict or share of interest with the shareholders of the Parties, or, further, with regard to the Merger of Linx Shares; and (ii) each Party’s shareholders or directors have not directed, limited, hindered or performed any acts that have or may have prevented the access, use or knowledge of information, assets, documents or work methodologies that are material to quality of their conclusions. The Appraiser was selected for the work described herein considering the wide and renowned experience it has in preparing reports and assessments of this nature.

3.7. STNE bore all costs related to the hiring of the Appraiser for the preparation of the Valuation Report.

3.8. Linx’s management has retained financial advisors internationally recognized to assist the Boards of Directors in an informed decision-making process regarding the financial parameters of the Transaction. Such financial advisors did not indicate any impediment or conflict to carry out the work.

3.9. The pro forma financial information on the Base Date were prepared in accordance with Article 6th, § 3º and Article 7th of CVM Normative Rule No. 565 and submitted to reasonable assurance by an independent auditor registered with the CVM.

3.10       Justification. The Transaction is intended to result in the creation of a sound company, holding top-tier assets, strategically located, capable of efficiently supplying customers with its products and services. The integration of the Companies' activities will allow capture of synergy gains derived from the integration of activities in the means of payment and management and automation of business activities software markets in Brazil, which will result in significant benefits for the Companies, their customers, employees and shareholders. The complementarity between Linx's software services and STNE's payment solutions represent an opportunity to generate value for the Parties and their customers, with an expanded offer of services and solutions, creating a more innovative and capable company to innovate and

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compete. It is expected that the Transaction generates important synergies for the development of the digital commerce in Brazil.

4.            Corporate Approvals

4.1. The implementation of the Merger of Linx Shares and of the Redemption of Shares will depend on the performance of the following acts, all interdependent and with effects subject to the fulfillment of the Conditions Precedent, which must be coordinated in order to occur on the same date:

(a) The AGE Linx to, in that order, (i) approve the Transaction, pursuant to the Protocol and Justification, (ii) approve the waiver of the public offer for the acquisition of shares issued by Linx provided for in Article 43 of the Linx Bylaws within the scope of the Transaction; (iii) approve the waiver to STNE's adhesion to B3; without prejudice to the resolution on other matters included in the agenda provided for in the Call Notice approved at the Linx’s Board of Directors meeting held on October 1st, 2020; and

(b) STNE Extraordinary General Meeting to, in that order, (i) approve the Protocol and Justification; (ii) ratify the appointment of the Appraiser; (iii) approve the Valuation Report; (iv) approve the Merger of Linx Shares, with the consequent issuance of the STNE New Shares and amendment to its bylaws; and (v) approve the Redemption of Shares, with the consequent amendment to its bylaws.

4.1.1. The managements of the Companies shall convene the above referred extraordinary general meetings immediately after the signing of this instrument, so that the referred extraordinary general meetings are held in compliance with legal deadlines.

5.            Submission to Government Authorities; F-4 Form

5.1.       STNE shall lead the analysis process, having autonomy in relation to the definition of the best strategy before CADE, and should always consult Linx with reasonable advance, keeping it informed of all interactions with CADE. The Companies since now undertake to fully cooperate with each other throughout the entire process, providing all information and documents reasonably necessary in order to obtain CADE's approval as soon as possible.

5.2.       All costs and expenses involved in the process for obtaining approval by CADE shall be solely borne by STNE and/or any of its subsidiaries, except that each Party shall borne the costs related to their respective representation before CADE.

5.2.1.       If CADE imposes any restrictions as a condition for granting CADE's Approval, the Companies and their shareholders shall use their best efforts to meet such restrictions imposed by CADE, in order to implement the Merger of Linx Shares and the Redemption of Shares in terms substantially similar to those set forth in this Protocol and Justification.

5.2.2.       StoneCo states that it has already filed the preliminary version of its F-4 with the SEC and the SEC determined that it will not review StoneCo’s F-4, which shall therefore become effective shortly after it is finalized via an amendment thereto filed with the SEC, that shall include the terms of the Protocol and the call notice of the Linx GSM. STNE and StoneCo undertake to have the registration statement of StoneCo on the Form F-4 become effective

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within the shortest term possible, and in any event at least 31 (thirty one) days prior to the date of the General Shareholders’ Meetings of Linx and STNE referred to in Clauses 2.3 (v) and 2.2 (v), respectively, that shall be called to be held on November 17, 2020.

6.            Other Covenants

6.1.       Except as otherwise specified in this Protocol and Justification, if required by CADE or if necessary for the consummation of the Transaction, as of the present date and up to the Transaction Consummation Date, each of the Companies agrees to conduct its operations in the regular course of their respective businesses and/or carry them out in their best interest in face of market circumstances, and to refrain from performing acts that may materially affect their businesses or operations.

6.1.1.       Without prejudice to the provisions in item 6.1 above, Linx undertakes to, until the Transaction Consummation Date, not to perform nor to approve that its subsidiaries perform the acts below, except with the authorization of STNE;

(i) propose to the general shareholders’ meeting of Linx and/or its subsidiaries, any changes to its Bylaws (except if and only to the extent required by applicable law);

(ii) redeem, repurchase, issue or sell any shares issued by it, securities convertible into or substitutable for shares, options, warrants, purchase rights or any other form of acquisition right relating to the shares issued by it, except as a result of the Linx Plans, as the case may be;

(iii) propose to the general shareholders’ meeting of Linx the reduction of its capital or the redemption of its shares;

(iv) approve the acquisition (including by merger, incorporation, acquisition of shares or assets, or in any other way) any interest in assets or any business or person that involves an amount individually higher than R$ 50,000,000.00 (fifty million reais), as long as it does not undertake any debt for this purpose;

(v) approve the entry into alliances or joint venture agreements, or any type of similar relationship;

(vi) approve the execution of new compensation and benefit plans (or amend existing plans), as well as pay bonuses, commissions, incentives or any type of compensation for shares outside the regular course of business and which are not provided for, at the present date, in the existing compensation and benefit plans, except if so determined by applicable law;

(vii) directly or indirectly get involved in any transaction, or enter into any agreement with a director, officer or its related parties, which are not due to the regular course of their business;

(viii) promote any change in its accounting policies and practices, except if required by law or regulation applicable;

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(ix) lease or encumber (including the granting of any option on) any of its assets, except if due to the fulfillment of currently existing contracts and in the regular course of its business;

(x) except in relation to actions to be taken under existing contracts, assume any obligation or responsibility, enter into new relevant contracts, including: (a) contracts for the sale or disposal of its assets, with an amount higher than R$ 5,000,000.00 (five million reais); or (b) property lease contracts for the head office of Linx, with the exception of existing lease contracts;

(xi) mortgage or pledge any tangible or intangible asset, or offer them as collateral, except if so required due to guarantees relating to labor or tax proceedings in which Linx and/or its subsidiaries, as the case may be, are defendants and that involve total amounts not exceeding R$ 50,000,000.00 (fifty million reais);

(xii) take out any loan, issue debt securities, enter into any type of financing agreement or change the terms of existing financing agreements or debt instruments, except: (a) those entered into in the regular course of Linx's business and that in any case do not increase the indebtedness of Linx in more than R$ 200,000,000.00 (two hundred million reais); or (b) operations that aim to refinance its indebtedness, without the issuance of convertible or exchangeable securities for its shares;

(xiii) guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any person, except in relation to its subsidiaries;

(xiv) enter into, amend, modify or in any way alter the terms of the existing contracts entered into by Linx and/or its respective subsidiaries in order to speed up payments due under those contracts;

(xv) donate or freely assign any asset, right, or any form of asset, to their respective shareholders, directors, officers and/or any third party, except by those practices already agreed to and donation to Ten Yad;

(xvi) enter into any collective bargaining agreement or promote any relevant changes to the terms and conditions of the current employment contracts to which they are a party, except if in the regular course of their businesses;

(xvii) engage in different commercial activities, except in relation to those incidental necessary for the development of its activities, other than those relating to the Transaction contemplated by this Protocol and Justification;

(xviii) anticipate the vesting periods of the options, or permanence of the plan, granted under the Linx Plans;

(xix) approve (a) the hiring of new employees of coordination, managerial or higher hierarchical level or directors or officers of any level, outside the regular course of business; (b) the dismissal of employees outside the regular course of business; and (c) the implementation of any voluntary termination or dismissal program for employees;

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(xx) propose to the general shareholders’ meeting of Linx the approval of the cancellation of its registration as a publicly held company;

(xxi) enter into any contract or otherwise assume any obligation to any Related Party; and

(xxii) agree or undertake to perform any of the acts described above.

6.2. The Companies undertake to cooperate with the performance of all necessary acts by the other Parties to verify the fulfillment of the Conditions Precedent, and to approve the Transaction as soon as possible.

6.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the general shareholders' meetings that resolve on the Protocol and Justification, are reciprocally dependent legal businesses, with the premise that a business is not effective without the others also being effective.

6.4. STNE, in relation to itself, and Linx, in relation to itself, mutually represent and warrant the following:

(a)  STNE is a closely held corporation and Linx is a publicly held company, both duly organized and existing under the Laws of the Federative Republic of Brazil.

(b)  Except as provided herein, STNE and Linx have full capacity to enter into this Protocol and Justification, carry out all transactions provided for herein and comply with all obligations assumed herein, having taken all necessary actions to authorize its execution and the performance of the obligations set forth hereunder. To the best of their knowledge, on this date there is no impediment to the consummation of the Transaction and compliance with the obligations provided for in this Protocol and Justification, except if otherwise already regulated in this Protocol and Justification;

(c)  Subject to the approvals provided for in items 4 and 5, neither the execution and delivery of this Protocol and Justification by STNE and Linx, nor the compliance by the Companies of all and any of their obligations hereunder:

(i)  violate or conflict with any statute, agreement, law, license or permission, of any court or other governmental or regulatory authority to which they are subject; or

(ii)  to the best understanding of the respective Party, depend on consent, approval or authorization to notify to, or file or register with, any person, entity, court or governmental or regulatory authority, except for the approvals provided for in this Protocol and Justification;

(d)  Capital Stock:

(i)  The capital stock of STNE is, as of this date, R$ 1,803,427,332.12 (one billion, eight hundred and three million, four hundred and twenty-seven thousand, three hundred and thirty-two reais and twelve cents), represented exclusively by 1,803,427,332 (one billion, eight hundred and three million, four hundred and

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twenty-seven thousand, three hundred and thirty-two) common shares, registered and without par value, and all the shares issued by STNE currently existing having been validly issued, subscribed and partially paid up.

(ii)  The capital stock of Linx, as of this date, is represented exclusively by 189,408,960 (one hundred and eighty-nine million, four hundred and eight thousand, nine hundred and sixty) common, book-entry, registered shares with no par value, including treasury shares.

(e)  Their respective audited financial statements as of December 31, 2019 and, with respect to Linx, the latest Reference Form, as filed and made available on the website of the Securities and Exchange Commission, fairly reflect, at the date of their publication, in their material aspects, the best understanding of the management of Linx about its businesses, as required by the applicable law.

6.5. The Companies and their respective managements undertake to comply with all the terms provided for in this Protocol and Justification, their respective executive boards being authorized to take any and all actions necessary for the implementation of the Transaction.

7.              Miscellaneous

7.1. The applicable documentation will be available to the shareholders of the Companies at the respective registered offices as of the date of convening of the extraordinary general meetings of the companies, and/or, as the case may be, on the Linx Investor Relations website (http:// ri. Linx .com/) and on the websites of the Securities and Exchange Commission and of B3.

7.2. Regardless of the terms and obligations set forth in this Protocol and Justification, the Association Agreement remains in full force and effect, including (but not limited to) the provisions set forth in Clause 8 and 9. In case of termination of the Association Agreement, this Protocol and Justification shall be automatically terminated. In case of conflict between the Association Agreement and this Protocol and Justification, the provisions of the Association Agreement shall prevail.

7.3. Except as otherwise provided in this Protocol and Justification, the costs and expenses incurred with the Transaction shall be borne by the Party that incurs them, including the expenses related to the fees of its respective advisors, auditors, appraisers and lawyers.

7.4. This Protocol and Justification can only be changed by means of a written instrument signed by the Parties.

7.5. The eventual declaration by any court of nullity or the ineffectiveness of any of the covenants contained in this Protocol and Justification will not impair the validity and effectiveness of the others, which will be fully complied with, the Companies agreeing to make their best efforts in order to validly adjust themselves in order to obtain the same effects of the covenant that has been canceled or has become ineffective.

7.6. The absence or delay of any of the Companies in exercising any of their rights in this Protocol and Justification shall not be considered as a waiver or novation and shall not affect

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the subsequent exercise of such right. Any waiver will take effect only if it is specifically granted and in writing.

7.7. The assignment of any of the rights and obligations agreed in this Protocol and Justification is prohibited without the prior and express written consent of the Companies.

7.8. This Protocol and Justification executed in the presence of 2 witnesses is effective as an extrajudicial execution instrument in the form of the civil procedural law, for all legal purposes. The Companies since now recognize that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Civil Procedure Code; and (ii) is subject to specific performance in accordance with the applicable law.

7.9. The Parties recognize the truthfulness, authenticity, integrity, validity and effectiveness of this Protocol and Justification and its respective terms in electronic form and/or signed by the Parties by means of electronic certificates, pursuant to Article 10, paragraph 2nd, of the Provisional Measure (Medida Provisória) No. 2.220-2 of August 24, 2001, as well as the position of the respective electronic signatures by means of electronic signature platform used to prove authorship and integrity of documents in electronic form, producing all its effects with respect to the signatories. The Parties recognize that the electronic signature of this Protocol and Justification does not hinder or impair its enforceability and shall be considered, for all legal purposes, an extrajudicial enforcement instrument. Where an individual is the representative of more than one Party, as an attorney-in-fact or legal representative, the sole registration of his signature by digital certificate in this Protocol and Justification shall be considered valid representation of all Parties represented for all purposes of law. This Protocol and Justification shall be effective for all Parties from the date indicated therein, even if one or more Parties perform the electronic signature at a later date.

8.            Applicable Law and Settlement of Dispute

8.1. This Protocol and Justification will be governed and construed in accordance with Brazilian law.

8.2. Arbitration. Any and all disputes that may arise between the Parties as a result of this Protocol and Justification or related hereto will be definitively settled by arbitration, administered by the Market Arbitration Chamber instituted by B3 (“Market Arbitration Chamber”), in accordance with the Arbitration Rules of that institution that are in force at the time of the beginning of the arbitration. In the event that the Arbitration Rules of the Market Arbitration Chamber fail to provide for the provisions governing any situation, the Parties since now agree to apply, in addition, the Brazilian procedural laws provided for in Law No. 9,307/1996.

8.2.1. Arbitral Tribunal. The Arbitral Tribunal will consist of 3 (three) arbitrators (“Arbitral Tribunal”), to be appointed in accordance with the Arbitration Rules of the Market Arbitration Chamber. None of the arbitrators to be appointed will need to be part of the arbitration body of the Market Arbitration Chamber, as provided by Law No. 9,307/96.

8.2.2. The seat of the arbitration shall be the City of São Paulo, State of São Paulo, Brazil, where the arbitration award shall be rendered. The arbitration language will be Portuguese.

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8.2.3. The arbitrators must decide based on the applicable Brazilian law, and judgment by equity is prohibited.

8.2.4. Arbitral proceedings and any documents and information disclosed within the scope of the arbitration will be confidential.

8.2.5. Measures in the Judiciary. The arbitral award will be final and binding on the Parties and their successors, and the Parties waive any right of appeal. Each Party has the right to appeal to the Judiciary to (i) impose the installation of arbitration; (ii) obtain injunctions for the protection or maintenance of rights, prior to the beginning of the arbitration, if necessary, including to enforce any action that entails specific performance under the terms of §3 of Article 118 of the Brazilian Corporations Law, and no action should be considered as a waiver of arbitration as the only means of settlement of conflict chosen by the Parties; (iii) enforce any decision of the Arbitral Tribunal, including the arbitral award; (iv) the legal actions provided for in Law No. 9,307/1996, including the possible action to seek the annulment of the arbitral award when permitted by law; or (v) enforcement of this Protocol and Justification as an extrajudicial execution instrument. In the case of injunctions or specific performance measures submitted to the Judiciary in the cases provided for herein, the Arbitral Tribunal, when constituted, must assess them, being free to uphold or modify the decision issued by the Judiciary. For all judicial measures provided for herein, the Parties elect the District Court of the City of São Paulo, State of São Paulo, at the exception of any other, however privileged it may be, with the exception of the measures provided for in item (iii) above, which may be filed within any competent court.

8.2.6. Costs. Payment of arbitration fees will be made in accordance with the Arbitration Rules of the Market Arbitration Chamber, and liability for costs, including administration fees, arbitrators´, experts´ and technical assistants´ fees, as well as attorney´s fees, will be defined by the Arbitral Tribunal, in the arbitral award.

8.2.7. Arbitration Clause. The Parties hereby declare that they are bound by this arbitration clause and undertake to participate in any arbitration that may be proposed, which relates to this Protocol and Justification, as well as to comply with the arbitration award.

In witness whereof, the Companies' directors execute this Protocol and Justification in 5 (five) counterparts of equal content and form and for one single effect, together with the witnesses below.

São Paulo, October 2nd, 2020.

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[execution page of the Protocol and Justification of Merger of Shares Issued by Linx S.A. into STNE Participações S.A., entered into on October 2nd, 2020]

STNE PARTICIPAÇÕES S.A.

______________________________	______________________________
By: Thiago dos Santos Piau Title: Officer	By: Rafael Martins Pereira Title: Officer

LINX S.A.

______________________________	______________________________
By: Alberto Menache Title: Chief Executive Officer	By: Antonio Ramatis Fernandes Rodrigues Title: Vice Chief Executive Officer of Investor Relations

STONECO LTD.

______________________________	______________________________
By: Thiago dos Santos Piau Title: Chief Executive Officer	By: Rafael Martins Pereira Title: Chief Investor Relations Officer

DLP CAPITAL LLC

______________________________	______________________________
By: Thiago dos Santos Piau Title: Chief Executive Officer	By: Rafael Martins Pereira Title: Chief Investor Relations Officer

DLPPAR PARTICIPAÇÕES S.A.

______________________________	______________________________
By: Thiago dos Santos Piau Title: Chief Executive Officer	By: Rafael Martins Pereira Title: Officer

Witnesses:

1. ______________________________	2.______________________________
Name: ID: CPF/MF:	Name: ID: CPF/MF:

EXECUTION VERSION

ANNEX 3.3

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES
ISSUED BY LINX S.A. INTO STNE PARTICIPAÇÕES S.A.

Evaluation Report

LAUDO DE AVALIAÇÃO:	AP-00880/20-01	DATA-BASE:	31 de agosto de 2020

SOLICITANTE: **STNE PARTICIPAÇÕES S.A.**, doravante denominada **STNE**.

Sociedade anônima fechada com sede à Rua Gomes de Carvalho, nº 1.609, 5º andar, Vila Olímpia, Cidade e Estado de São Paulo, inscrita no CNPJ sob o nº 35.767.420/0001-82.

OBJETO: Totalidade das ações de **LINX S.A.**, doravante denominada **LINX3**.

Sociedade anônima aberta com sede à Avenida Doutora Ruth Cardoso, nº 7.221, Conjunto 701, Bloco A, Sala 01, Pinheiros, Cidade e Estado de São Paulo, inscrita no CNPJ sob o 06.948.969/0001-75.

OBJETIVO: Nos termos do artigo 252, parágrafo 1º, da Lei nº 6.404/76 (Lei das S.A.), determinar o valor de mercado de 179.058.617 ações de **LINX3**, para fins de incorporação de ações de **LINX3** por **STNE**.

Laudo de Avaliação AP-00880/20-01 1

ÍNDICE

1. INTRODUÇÃO ---------- 3
2. PRINCÍPIOS E RESSALVAS ---------- 4
3. LIMITAÇÕES DE RESPONSABILIDADE ---------- 5
4. METODOLOGIA DE AVALIAÇÃO ---------- 6
5. AVALIAÇÃO DO VALOR DE MERCADO DAS 179.058.617 AÇÕES DE LINX3 ---------- 7
6. CONCLUSÃO ---------- 9
7. RELAÇÃO DE ANEXOS ---------- 11

Laudo de Avaliação AP-00880/20-01 2

1. INTRODUÇÃO

Em 11 de agosto de 2020, foi divulgado por LINX3 fato relevante que expõe a intenção da transação para incorporação da totalidade de suas ações por STNE. Portanto, a APSIS CONSULTORIA E AVALIAÇÕES LTDA., doravante denominada APSIS, com sede à Rua do Passeio, nº 62, 6º andar, Centro, Cidade e Estado do Rio de Janeiro, inscrita no CNPJ sob nº 08.681.365/0001-30, foi nomeada por STNE para avaliar o valor de mercado de 179.058.617 ações de LINX3, de acordo com o artigo 252, parágrafo 1º, da Lei nº 6.404/76.

Na elaboração deste trabalho, foram utilizados dados e informações fornecidos por terceiros, na forma de documentos e entrevistas verbais com o cliente. As estimativas usadas nesse processo estão baseadas em documentos e informações recebidos, que incluem a quantidade de ações a serem incorporadas por STNE.

Os profissionais que participaram da realização deste trabalho estão listados no quadro abaixo.

- GIANCARLO NALDI FALKENSTEIN
  Projetos
  Contador (CRC/SP 317492/O-1)
- LUIZ PAULO CESAR SILVEIRA
  Vice-Presidente
  Engenheiro Mecânico e Contador (CREA/RJ 1989100165 e CRC/RJ 118263/P-0)

Laudo de Avaliação AP-00880/20-01 3

2. PRINCÍPIOS E RESSALVAS

O Relatório, objeto do trabalho enumerado, calculado e particularizado, obedece criteriosamente aos princípios fundamentais descritos a seguir, que são importantes e devem ser cuidadosamente lidos.

- Os consultores não têm interesse, direto ou indireto, nas companhias envolvidas ou na operação, bem como não há qualquer outra circunstância relevante que possa caracterizar conflito de interesses.
- Os honorários profissionais da APSIS não estão, de forma alguma, sujeitos às conclusões deste Relatório.
- No melhor conhecimento e crédito dos consultores, as análises, opiniões e conclusões expressas no presente Relatório são baseadas em dados, diligências, pesquisas e levantamentos verdadeiros e corretos.
- Assumem-se como corretas as informações recebidas de terceiros, sendo que as fontes delas estão contidas e citadas no referido Relatório.
- Para efeito de projeção, partimos do pressuposto da inexistência de ônus ou gravames de qualquer natureza, judicial ou extrajudicial, atingindo as empresas em questão, que não as listadas no presente Relatório.
- O Relatório apresenta todas as condições limitativas impostas pelas metodologias adotadas, quando houver, que possam afetar as análises, opiniões e conclusões contidas nele.
- O Relatório foi elaborado pela APSIS, e ninguém, a não ser os seus próprios consultores, preparou as análises e correspondentes conclusões.
- A APSIS assume total responsabilidade sobre a matéria de Avaliações, incluindo as implícitas, para o exercício de suas honrosas funções, precipuamente estabelecidas em leis, códigos ou regulamentos próprios.
- O presente Relatório atende a recomendações e critérios estabelecidos pela Associação Brasileira de Normas Técnicas (ABNT), *Uniform Standards of Professional Appraisal Practice* (USPAP) e *International Valuation Standards* (IVS).
- O controlador e os administradores das companhias envolvidas não direcionaram, limitaram, dificultaram ou praticaram quaisquer atos que tenham ou possam ter comprometido a disponibilidade, a utilização ou o conhecimento de informações, bens, documentos ou metodologias de trabalho relevantes para a qualidade das conclusões contidas neste Relatório.
- O processo interno de elaboração e aprovação deste documento envolveu as seguintes principais etapas: (i) análise da documentação fornecida pela administração; (ii) análise do mercado em que a companhia está inserida e de empresas comparáveis; (iii) discussão e elaboração da projeção financeira, definição da taxa de desconto e conclusão da avaliação; (iv) envio do laudo para revisão interna independente; (v) implementação de eventuais melhorias e alterações sugeridas e emissão de relatório final.

Laudo de Avaliação AP-00880/20-01 4

3. LIMITAÇÕES DE RESPONSABILIDADE

- Para elaboração deste Relatório, a APSIS utilizou e assumiu como verdadeiros e coerentes informações e dados históricos auditados por terceiros ou não auditados, fornecidos por escrito pela administração da empresa ou obtidos das fontes mencionadas, não tendo qualquer responsabilidade com relação à veracidade deles.
- O escopo desta avaliação não incluiu auditoria das demonstrações financeiras ou revisão dos trabalhos realizados por seus auditores. Sendo assim, a APSIS não está expressando opinião sobre as demonstrações financeiras da Solicitante.
- A APSIS não se responsabiliza por perdas ocasionais à Solicitante e a suas controladas, a seus sócios, diretores e credores ou a outras partes como consequência da utilização dos dados e informações fornecidos pela empresa e constantes neste Relatório.
- Este trabalho foi desenvolvido unicamente para o uso dos Solicitantes e seus sócios, visando-se ao objetivo já descrito.

Laudo de Avaliação AP-00880/20-01 5

4. METODOLOGIA DE AVALIAÇÃO

ABORDAGEM DE MERCADO - COTAÇÃO EM BOLSA

Essa metodologia visa avaliar uma empresa pela soma de todas as suas ações (excluídas as ações em tesouraria) a preços de mercado. Como o preço de uma ação é definido pelo valor presente do fluxo de dividendos futuros e pelo preço de venda ao final do período, a uma taxa de retorno exigida em um mercado financeiro ideal, essa abordagem indicaria o valor correto da companhia para os investidores.

Laudo de Avaliação AP-00880/20-01 6

5. AVALIAÇÃO DO VALOR DE MERCADO DAS 179.058.617 AÇÕES DE LINX3

Essa metodologia visa avaliar uma empresa pela soma de todas as suas ações a preços de mercado. Como o preço de uma ação é definido pelo valor presente do fluxo de dividendos futuros e pelo preço de venda ao final do período, a uma taxa de retorno exigida, sob a Hipótese do Mercado Eficiente, essa abordagem indicaria o valor correto da companhia para os investidores.

Os critérios escolhidos para definição do valor de mercado das 179.058.617 ações de LINX3 foram os seguintes:

- Cotação média ponderada ("WVAP") das ações em bolsa ou no mercado de balcão organizado durante os 12 (doze) meses imediatamente anteriores à data-base do Relatório;
- Cotação média ponderada ("WVAP") das ações em bolsa ou no mercado de balcão organizado durante os 06 (seis) meses imediatamente anteriores à data de publicação do fato relevante;
- Cotação média ponderada ("WVAP") das ações em bolsa ou no mercado de balcão organizado durante os 30 (trinta) dias imediatamente anteriores à data-base do Relatório;
- Cotação das ações em bolsa ou no mercado de balcão organizado na data-base do Relatório.

METODOLOGIA	PERÍODO	R$/AÇÃO
WVAP nos 12 meses imediatamente anteriores à data-base do Relatório	01/09/2019 a 31/08/2020	28,20
WVAP nos 6 meses imediatamente anteriores à data-base do Relatório	01/02/2020 a 31/08/2020	25,69
WVAP nos 30 dias imediatamente anteriores à data-base do Relatório	01/08/2020 a 31/08/2020	32,71
WVAP na data-base do Relatório	31/08/2020	35,58

Nos últimos 06 (meses) meses anteriores à data-base do Relatório, o mercado brasileiro foi bastante afetado pelos impactos econômicos da pandemia da Covid-19. Esse evento provocou grande volatilidade aos ativos negociados na BM&F Bovespa a partir de março de 2020, fazendo com que as ações de LINX3, previamente negociadas acima dos R$ 30,00, caíssem para R$ 17,00 na metade do mês. Por conta disso, acreditamos que o critério de cálculo mediante a média da cotação ponderada das ações em bolsa ou no mercado de balcão organizado, durante os 12 (doze) e 06 (seis) meses imediatamente anteriores à data-base do Relatório, não refletem o valor justo das ações de LINX3 e não devem compor a análise para valoração.

Laudo de Avaliação AP-00880/20-01 7

No gráfico a seguir, é possível observar a variação diária do preço de fechamento das ações de LINX3, bem como o volume transacionado na B3.

Cotação e volume transacionado em bolsa de LINX3
30.000.000
25.000.000
20.000.000
15.000.000
10.000.000
5.000.000
0
Volume transacionado (unidades)
45
40
35
30
25
20
15
10
5
0
Cotação de fechamento (R$)
30/08/2019
30/09/2019
31/10/2019
30/11/2019
31/12/2019
31/01/2020
29/02/2020
31/03/2020
30/04/2020
31/05/2020
30/06/2020
31/07/2020
31/08/2020
Volume Transacionado (unidades)
Cotação de Fechamento (R$)

Laudo de Avaliação AP-00880/20-01 8

6. CONCLUSÃO

À luz dos exames realizados na documentação anteriormente mencionada e tomando por base estudos da APSIS, concluíram os peritos que o valor de 179.058.617 ações de **LINX3**, para fins da incorporação de ações de **LINX3** por **STNE**, encontra-se definido entre **R$ 5.856.148.397,58** (cinco bilhões, oitocentos e cinquenta e seis milhões, cento e quarenta e oito mil, trezentos e noventa e sete reais e cinquenta e oito centavos) e **R$ 6.370.905.592,86** (seis milhões, trezentos e setenta milhões, novecentos e cinco mil, quinhentos e noventa e dois reais e oitenta seis centavos), em 31 de agosto de 2020, conforme tabela abaixo.

METODOLOGIA	PERÍODO	R$/AÇÃO
WVAP nos 12 meses imediatamente anteriores à data-base do Relatório	01/09/2019 a 31/08/2020	28,20
WVAP nos 6 meses imediatamente anteriores à data-base do Relatório	01/02/2020 a 31/08/2020	25,69
WVAP nos 30 dias imediatamente anteriores à data-base do Relatório	01/08/2020 a 31/08/2020	32,71
WVAP na data-base do Relatório	31/08/2020	35,58

QUANTIDADE DE AÇÕES APORTADAS	179.058.617
Valor total - Superior (R$)	6.370.905.592,86
Valora total - Inferior (R$)	5.856.148.397,58

Laudo de Avaliação AP-00880/20-01 9

O Laudo de Avaliação **AP-00880/20-01** foi elaborado sob a forma de Laudo Digital (documento eletrônico em *Portable Document Format* – PDF), com a certificação dos responsáveis técnicos, e impresso pela APSIS, sendo composto por 11 (onze) folhas digitadas de um lado e 02 (dois) anexos. A APSIS, CRC/RJ 005112/O-9, empresa especializada em avaliação de bens, abaixo representada legalmente pelos seus diretores, coloca-se à disposição para quaisquer esclarecimentos que, porventura, se façam necessários.

São Paulo, 24 de setembro de 2020.

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2020.09.24 13:55:59 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice-Presidente (CREA/RJ 1989100165 e CRC/RJ 118263/P-0)

Laudo de Avaliação AP-00880/20-01 10

7. RELAÇÃO DE ANEXOS

1. DOCUMENTAÇÃO DE SUPORTE

2. GLOSSÁRIO

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

Laudo de Avaliação AP-00880/20-01 11

Linx SA | Price History **11-Sep-2020 15:42**

LINX3.SA
Interval: Daily
History Period: 31-Aug-2018 - 31-Aug-2020
Currency Conversion: BRL

VAP: Total 903.233.700

Price	Volume	%Volume	Count	%Count
35.00 - 40.00	129.279.100	14,31%	61	12,35%
30.00 - 35.00	362.437.700	40,13%	207	41,90%
25.00 - 30.00	171.012.400	18,93%	106	21,46%
20.00 - 25.00	144.134.800	15,96%	62	12,55%
15.00 - 20.00	96.369.700	10,67%	58	11,74%

LINX3.SA History Daily 31-Aug-2018 - 31-Aug-2020

Exchange Date	Close	Adjusted Close	Net	%Chg	Open	Low	High	Volume	Turnover - BRL
31-ago-2020	35,58		-0,02	-0,06%	35,62	35,05	35,70	793.400	28.081,16
28-ago-2020	35,60		+0,04	+0,11%	35,56	35,26	35,80	1.342.900	47.782,88
27-ago-2020	35,56		+0,01	+0,03%	35,55	35,20	35,87	1.710.900	60.891,96
26-ago-2020	35,55		-0,01	-0,03%	35,56	35,24	35,85	1.484.100	52.732,92
25-ago-2020	35,56		+0,45	+1,28%	35,12	34,96	35,70	1.415.500	50.123,55
24-ago-2020	35,11		-0,69	-1,93%	35,69	34,96	35,96	2.079.000	73.506,98
21-ago-2020	35,80		+0,17	+0,48%	35,63	35,00	35,80	2.163.700	76.824,76
20-ago-2020	35,63		+0,24	+0,68%	33,91	33,40	35,63	2.672.500	93.524,89
19-ago-2020	35,39		-0,36	-1,01%	35,64	34,79	35,64	1.943.400	68.644,03
18-ago-2020	35,75		+0,31	+0,87%	35,49	34,66	35,96	3.485.000	123.380,99
17-ago-2020	35,44		-0,57	-1,58%	35,80	34,45	37,27	7.261.600	258.099,07
14-ago-2020	36,01		+4,03	+12,60%	34,51	34,31	36,19	13.931.800	490.930,40
13-ago-2020	31,98		-0,02	-0,06%	32,00	31,51	32,68	7.186.200	228.989,02
12-ago-2020	32,00		-2,40	-6,98%	32,44	32,00	33,60	24.471.200	792.689,27
11-ago-2020	34,40		+8,24	+31,50%	26,32	25,51	35,48	16.665.000	535.657,26
10-ago-2020	26,16		-0,70	-2,61%	27,53	25,21	27,53	3.443.700	89.166,74
07-ago-2020	26,86		+0,27	+1,02%	26,63	26,33	27,37	1.462.000	39.386,69
06-ago-2020	26,59		+0,38	+1,45%	26,21	26,18	26,99	2.066.600	54.949,83
05-ago-2020	26,21		+0,79	+3,11%	25,50	25,20	26,61	4.971.100	127.970,57
04-ago-2020	25,42		-0,38	-1,47%	25,81	24,84	25,81	3.285.800	82.973,03
03-ago-2020	25,80		-0,63	-2,38%	26,60	24,96	26,63	3.820.800	97.950,10
31-jul-2020	26,43		-0,97	-3,54%	28,20	26,12	28,20	2.715.100	72.547,05
30-jul-2020	27,40		-0,10	-0,36%	27,30	26,59	27,45	1.781.400	48.203,17
29-jul-2020	27,50		+0,20	+0,73%	27,39	27,06	27,85	1.247.400	34.267,61
28-jul-2020	27,30		+0,08	+0,29%	27,26	26,87	27,62	1.088.200	29.657,87
27-jul-2020	27,22		+0,09	+0,33%	27,28	27,12	27,84	1.472.000	40.280,10
24-jul-2020	27,13		+0,07	+0,26%	26,98	25,59	27,30	1.312.800	34.983,33
23-jul-2020	27,06		-0,44	-1,60%	27,62	27,02	28,27	2.028.200	55.949,01
22-jul-2020	27,50		-0,62	-2,20%	28,16	26,85	28,44	2.726.100	75.050,43
21-jul-2020	28,12		+1,56	+5,87%	26,89	26,57	28,35	3.834.300	106.353,07
20-jul-2020	26,56		+0,71	+2,75%	25,93	25,48	26,75	2.070.700	54.442,71
17-jul-2020	25,85		+0,65	+2,58%	25,30	25,04	25,95	2.249.100	57.701,24
16-jul-2020	25,20		+0,07	+0,28%	25,13	24,01	25,30	2.309.600	56.851,60
15-jul-2020	25,13		+0,06	+0,24%	25,70	24,71	25,92	2.556.500	64.468,13
14-jul-2020	25,07		-0,53	-2,07%	25,39	24,18	25,78	1.893.500	47.596,37
13-jul-2020	25,60		-1,09	-4,08%	26,81	25,60	26,89	1.969.900	51.551,87
10-jul-2020	26,69		-0,31	-1,15%	27,00	26,30	27,00	1.727.700	46.014,82
09-jul-2020	27,00		+0,80	+3,05%	26,45	26,05	27,05	1.285.600	34.357,00
08-jul-2020	26,20		+0,39	+1,51%	25,89	25,59	26,59	1.583.300	41.574,94
07-jul-2020	25,81		+0,01	+0,04%	25,60	25,10	25,99	1.318.500	33.750,43
06-jul-2020	25,80		+0,32	+1,26%	26,09	25,32	26,34	1.473.200	37.921,53
03-jul-2020	25,48		+0,46	+1,84%	25,06	24,81	25,83	1.205.900	30.758,39
02-jul-2020	25,02		-0,23	-0,91%	25,90	24,91	26,11	1.936.400	48.980,27
01-jul-2020	25,25		-0,09	-0,36%	25,52	24,60	25,97	2.186.000	54.769,06
30-jun-2020	25,34		+1,34	+5,58%	23,80	23,57	25,40	3.454.200	86.017,33
29-jun-2020	24,00		+0,03	+0,13%	24,23	23,22	24,25	1.434.200	33.984,46
26-jun-2020	23,97		-0,41	-1,68%	24,09	23,05	24,33	2.441.900	57.422,89
25-jun-2020	24,38		+1,38	+6,00%	23,06	22,56	24,49	3.699.800	87.779,42
24-jun-2020	23,00		+0,10	+0,44%	22,90	22,27	23,48	3.750.700	86.192,58
23-jun-2020	22,90		-0,07	-0,30%	24,00	22,61	24,14	4.171.900	96.671,97
22-jun-2020	22,97		+0,57	+2,54%	22,40	21,72	22,97	6.042.400	134.248,59
19-jun-2020	22,40		+1,75	+8,47%	21,00	20,71	22,40	5.300.900	115.866,31
18-jun-2020	20,65		+1,02	+5,20%	19,50	19,12	20,65	2.774.500	55.602,07
17-jun-2020	19,63		+1,08	+5,82%	18,67	18,62	20,26	2.941.300	57.480,83
16-jun-2020	18,55		-0,22	-1,17%	19,52	18,21	19,66	2.912.500	54.605,17

LINX3.SA History Daily 31-Aug-2018 - 31-Aug-2020

Exchange Date	Close	Adjusted Close	Net	%Chg	Open	Low	High	Volume	Turnover - BRL
15-jun-2020	18,77		-0,59	-3,05%	19,05	18,13	19,38	3.505.300	65.556,23
12-jun-2020	19,36		-1,16	-5,65%	19,80	19,32	20,19	4.672.800	91.708,82
10-jun-2020	20,52		-0,12	-0,58%	21,01	19,96	21,10	3.916.100	80.756,52
09-jun-2020	20,64		-0,16	-0,77%	19,01	19,01	21,31	3.953.600	81.784,25
08-jun-2020	20,80		+0,09	+0,43%	21,28	20,35	21,48	3.970.800	82.150,84
05-jun-2020	20,71		-0,89	-4,12%	21,91	20,63	22,45	3.841.400	80.859,23
04-jun-2020	21,60		-0,90	-4,00%	22,32	21,51	22,47	2.323.900	50.688,15
03-jun-2020	22,50		+0,79	+3,64%	22,11	22,11	23,27	1.613.400	36.651,66
02-jun-2020	21,71		+0,05	+0,23%	21,85	21,46	22,40	1.577.400	34.756,62
01-jun-2020	21,66		+1,16	+5,66%	20,50	20,26	21,87	1.708.700	36.273,73
29-mai-2020	20,50		-0,65	-3,07%	21,30	19,54	21,30	2.964.700	59.618,15
28-mai-2020	21,15		-0,10	-0,47%	20,88	20,88	21,68	931.000	19.815,01
27-mai-2020	21,25		+0,65	+3,16%	21,28	20,27	21,68	1.579.500	32.945,02
26-mai-2020	20,60		+0,49	+2,44%	20,50	20,30	21,68	2.086.700	43.651,44
25-mai-2020	20,11		+0,29	+1,46%	20,58	20,11	21,07	1.379.900	28.198,93
22-mai-2020	19,82		-0,91	-4,39%	20,15	19,41	20,49	1.161.100	23.022,12
21-mai-2020	20,73		+0,16	+0,78%	20,57	20,13	21,28	868.900	18.040,06
20-mai-2020	20,57		+0,36	+1,78%	20,31	20,22	21,26	664.600	13.713,29
19-mai-2020	20,21		-0,37	-1,80%	20,61	20,21	21,17	877.000	18.083,95
18-mai-2020	20,58		+0,85	+4,31%	20,25	19,67	20,79	1.444.700	29.126,46
15-mai-2020	19,73		+1,73	+9,61%	17,95	17,95	19,74	2.459.000	47.356,98
14-mai-2020	18,00		-0,01	-0,06%	17,75	17,20	18,16	1.446.700	25.825,64
13-mai-2020	18,01		-0,38	-2,07%	18,39	17,19	18,72	2.368.200	42.593,24
12-mai-2020	18,39		-0,51	-2,70%	18,80	18,15	19,06	3.092.200	57.251,76
11-mai-2020	18,90		-0,21	-1,10%	19,11	18,56	19,35	1.795.700	33.898,86
08-mai-2020	19,11		-0,24	-1,24%	19,51	19,07	20,12	1.506.600	29.286,78
07-mai-2020	19,35		-0,90	-4,44%	20,89	19,01	20,89	3.414.600	66.437,21
06-mai-2020	20,25		+0,31	+1,55%	20,02	19,30	20,58	1.574.700	31.376,01
05-mai-2020	19,94		-0,71	-3,44%	20,85	19,86	21,48	1.427.100	29.446,66
04-mai-2020	20,65		-0,95	-4,39%	21,00	19,97	21,76	2.391.700	49.757,83
30-abr-2020	21,60		-1,43	-6,22%	22,68	21,45	23,16	1.581.700	34.620,54
29-abr-2020	23,03		-0,11	-0,47%	23,66	23,00	24,20	1.093.000	25.877,21
28-abr-2020	23,14		+1,65	+7,69%	22,13	22,03	23,85	1.492.600	34.832,98
27-abr-2020	21,49		+1,31	+6,51%	20,43	20,43	22,39	3.053.500	66.527,84
24-abr-2020	20,17		-2,83	-12,28%	22,88	20,17	22,89	1.754.700	36.846,37
23-abr-2020	23,00		-0,48	-2,03%	23,70	22,40	23,79	1.557.600	36.075,32
22-abr-2020	23,48		-0,60	-2,48%	24,30	23,48	24,98	1.834.200	44.261,34
20-abr-2020	24,07		-0,70	-2,81%	24,22	23,76	24,81	1.698.600	41.592,16
17-abr-2020	24,77		+1,77	+7,70%	23,48	23,11	24,89	2.035.700	48.896,51
16-abr-2020	23,00		+0,26	+1,14%	23,05	22,32	23,55	2.692.700	62.078,59
15-abr-2020	22,74		-0,28	-1,21%	22,43	21,89	23,41	920.600	21.086,29
14-abr-2020	23,02		+0,51	+2,25%	22,86	22,70	23,73	1.071.200	24.961,27
13-abr-2020	22,51		+0,16	+0,71%	22,17	21,17	22,70	1.339.700	29.742,34
09-abr-2020	22,35		-0,20	-0,88%	22,78	21,79	23,22	1.274.300	28.470,17
08-abr-2020	22,55		+1,97	+9,57%	20,68	20,44	22,82	1.911.900	41.994,40
07-abr-2020	20,58		+2,17	+11,78%	19,63	19,63	20,70	3.534.700	72.129,43
06-abr-2020	18,41		+1,72	+10,31%	17,41	17,15	18,96	2.634.300	48.356,89
03-abr-2020	16,69		-0,82	-4,66%	17,46	15,72	17,46	2.052.600	33.435,65
02-abr-2020	17,51		+0,15	+0,86%	17,53	16,90	17,75	1.000.700	17.350,31
01-abr-2020	17,36		+0,80	+4,80%	16,32	15,55	17,36	2.732.600	45.496,66
31-mar-2020	16,56		-2,82	-14,53%	19,47	16,51	19,49	2.091.800	36.440,87
30-mar-2020	19,38		-0,52	-2,60%	20,03	19,11	20,89	1.507.900	29.560,44
27-mar-2020	19,90		-1,20	-5,70%	20,39	18,79	20,39	2.012.300	39.558,64
26-mar-2020	21,10		+0,41	+1,97%	20,72	20,72	22,85	1.206.600	26.101,60
25-mar-2020	20,69		+1,79	+9,47%	18,88	18,67	21,91	1.899.600	39.236,76
24-mar-2020	18,90		+0,10	+0,53%	19,90	18,55	20,89	3.544.000	68.393,84
23-mar-2020	18,80		-0,60	-3,08%	19,85	17,84	19,85	2.485.000	45.933,69
20-mar-2020	19,40		+1,68	+9,49%	18,88	17,83	22,33	2.938.600	58.701,88
19-mar-2020	17,72		+0,11	+0,62%	17,46	16,18	18,81	2.904.300	50.718,33
18-mar-2020	17,61		-4,73	-21,16%	20,99	16,91	22,13	2.452.800	45.603,81
17-mar-2020	22,33		+1,70	+8,24%	21,10	20,45	23,53	1.198.600	27.029,60
16-mar-2020	20,63		-3,14	-13,22%	19,87	19,87	21,88	1.316.700	27.520,42
13-mar-2020	23,78		+2,69	+12,74%	22,60	21,17	23,81	2.811.800	64.372,22
12-mar-2020	21,09		-4,71	-18,24%	22,94	20,79	23,74	3.700.300	82.661,80
11-mar-2020	25,80		-2,06	-7,39%	27,46	23,78	27,46	1.559.900	39.790,21
10-mar-2020	27,85		+1,99	+7,69%	27,13	26,64	28,95	1.676.000	46.112,82
09-mar-2020	25,87		-1,94	-6,98%	25,66	25,00	26,36	2.945.100	76.034,66
06-mar-2020	27,81		-0,58	-2,03%	26,86	26,39	28,14	2.898.500	80.498,77
05-mar-2020	28,38		-1,92	-6,34%	30,30	27,90	30,33	1.833.100	53.368,36
04-mar-2020	30,30		-0,27	-0,88%	31,12	29,84	31,51	1.962.500	59.877,00
03-mar-2020	30,57		-2,20	-6,71%	32,41	30,57	32,85	1.978.800	62.625,59
02-mar-2020	32,77		+1,55	+4,97%	31,23	30,42	32,77	1.859.500	59.471,99
28-fev-2020	31,22		+0,39	+1,26%	30,64	29,09	31,22	2.396.900	72.477,90

LINX3.SA History Daily 31-Aug-2018 - 31-Aug-2020

Exchange Date	Close	Adjusted Close	Net	%Chg	Open	Low	High	Volume	Turnover - BRL
27-fev-2020	30,83		-1,18	-3,70%	31,56	30,00	31,92	2.243.600	69.734,51
26-fev-2020	32,01		-2,11	-6,18%	32,83	31,29	32,83	1.485.900	47.689,97
21-fev-2020	34,12		0,00	0,00%	34,03	33,40	34,41	805.700	27.592,40
20-fev-2020	34,12		-0,46	-1,32%	34,67	33,68	34,72	1.059.500	36.350,99
19-fev-2020	34,58		-0,64	-1,81%	35,36	34,48	35,53	1.182.700	41.415,17
18-fev-2020	35,22		+0,77	+2,22%	33,83	33,72	35,30	1.865.100	64.706,94
17-fev-2020	34,45		-0,23	-0,66%	34,84	33,27	34,84	1.498.200	51.062,07
14-fev-2020	34,68		-1,23	-3,43%	35,92	34,45	35,92	1.532.200	53.443,07
13-fev-2020	35,91		+1,33	+3,86%	34,48	33,86	35,94	1.762.800	62.278,50
12-fev-2020	34,58		+0,82	+2,42%	33,80	33,56	34,74	733.600	25.224,80
11-fev-2020	33,76		+0,86	+2,60%	33,04	32,56	34,05	1.076.100	36.169,97
10-fev-2020	32,91		-1,17	-3,44%	33,83	32,68	34,32	1.235.300	41.245,82
07-fev-2020	34,08		-0,69	-1,97%	34,72	33,28	34,99	1.024.900	34.909,80
06-fev-2020	34,77		-0,20	-0,57%	35,11	34,71	35,94	834.700	29.496,51
05-fev-2020	34,97		-0,05	-0,14%	35,07	34,64	35,54	1.118.100	39.605,52
04-fev-2020	35,02		+0,50	+1,44%	35,29	34,65	35,64	1.016.700	35.820,62
03-fev-2020	34,52		+0,58	+1,70%	33,94	33,70	34,94	942.400	32.440,87
31-jan-2020	33,94		-0,30	-0,87%	34,02	33,57	34,54	1.591.100	54.532,47
30-jan-2020	34,24		-0,40	-1,15%	34,34	33,44	34,75	1.979.600	67.322,00
29-jan-2020	34,64		-0,60	-1,69%	35,24	34,35	35,59	1.256.200	44.042,85
28-jan-2020	35,24		-0,41	-1,14%	35,47	35,02	36,07	1.619.700	57.500,59
27-jan-2020	35,64		-0,86	-2,34%	36,22	35,02	36,22	1.131.400	40.335,71
24-jan-2020	36,50		-0,61	-1,64%	37,10	36,46	37,25	1.017.200	37.638,56
23-jan-2020	37,11		-0,11	-0,29%	37,01	35,87	37,11	1.724.500	63.278,00
22-jan-2020	37,22		-0,03	-0,08%	37,40	36,70	38,18	1.192.900	44.886,75
21-jan-2020	37,25		-0,51	-1,34%	37,75	36,91	37,85	2.109.600	79.579,85
20-jan-2020	37,75		+0,12	+0,32%	37,78	37,32	37,83	929.500	35.210,09
17-jan-2020	37,63		+0,88	+2,38%	36,91	36,76	37,63	1.574.100	59.109,48
16-jan-2020	36,76		0,00	0,00%	36,91	36,45	37,28	1.059.200	39.199,25
15-jan-2020	36,76		+0,46	+1,26%	36,27	35,69	37,20	2.997.900	111.080,44
14-jan-2020	36,30		+1,11	+3,17%	35,52	34,49	36,30	1.405.700	50.377,99
13-jan-2020	35,19		+1,00	+2,94%	34,32	34,12	36,25	1.349.300	47.835,69
10-jan-2020	34,18		-0,04	-0,12%	34,34	33,73	34,70	1.627.200	55.588,13
09-jan-2020	34,22		-0,57	-1,63%	34,83	33,87	34,83	1.945.000	67.106,51
08-jan-2020	34,79		-0,44	-1,24%	35,01	34,43	35,31	1.145.500	40.066,77
07-jan-2020	35,23		-1,21	-3,33%	36,46	34,91	36,70	2.823.800	101.073,18
06-jan-2020	36,44		-1,74	-4,56%	37,95	36,35	37,95	1.927.600	71.098,18
03-jan-2020	38,18		+0,84	+2,24%	36,46	36,41	38,29	984.800	37.437,86
02-jan-2020	37,35		+2,11	+5,99%	35,38	35,17	37,35	943.500	34.420,75
30-dez-2019	35,24		+0,35	+1,00%	34,92	34,66	35,61	839.800	29.715,76
27-dez-2019	34,89		+0,17	+0,49%	34,72	34,02	34,89	862.100	29.917,40
26-dez-2019	34,72		+0,96	+2,83%	33,81	33,28	34,77	998.400	34.380,14
23-dez-2019	33,76		+0,91	+2,76%	32,88	32,88	34,04	1.260.600	42.572,48
20-dez-2019	32,86		+0,59	+1,82%	32,53	32,35	33,39	1.461.400	48.308,51
19-dez-2019	32,27		+0,54	+1,69%	31,95	31,56	32,56	1.442.800	46.600,55
18-dez-2019	31,73		+0,42	+1,33%	31,34	31,11	31,95	1.045.100	33.265,75
17-dez-2019	31,32		0,00	0,00%	31,44	30,98	31,73	965.000	30.521,82
16-dez-2019	31,32		-0,62	-1,93%	32,23	31,18	32,23	1.322.200	41.842,75
13-dez-2019	31,93		-0,69	-2,10%	32,76	31,44	32,76	2.438.400	78.234,58
12-dez-2019	32,62		+1,48	+4,76%	31,74	31,68	32,70	1.959.300	63.813,49
11-dez-2019	31,14		-0,30	-0,95%	31,64	30,97	31,91	1.084.000	34.143,54
10-dez-2019	31,44		-0,17	-0,54%	31,84	30,99	31,84	730.400	22.973,05
09-dez-2019	31,61		-0,23	-0,72%	31,82	31,59	33,02	1.806.600	58.168,10
06-dez-2019	31,83		-0,49	-1,51%	32,61	31,65	32,77	2.693.600	86.366,93
05-dez-2019	32,32		+0,04	+0,12%	32,28	32,28	33,26	2.794.300	92.034,46
04-dez-2019	32,28		+1,06	+3,41%	31,34	31,17	32,46	3.045.700	97.339,39
03-dez-2019	31,22		+0,38	+1,23%	30,94	30,68	31,48	857.000	26.726,98
02-dez-2019	30,84		-0,78	-2,45%	31,62	30,74	31,63	1.253.700	39.049,78
29-nov-2019	31,62		+0,12	+0,38%	31,54	30,81	31,77	823.200	25.917,10
28-nov-2019	31,50		+0,11	+0,35%	31,54	30,91	31,54	726.600	22.826,93
27-nov-2019	31,39		+1,44	+4,82%	30,99	30,61	32,32	2.333.800	73.783,48
26-nov-2019	29,94		-0,41	-1,34%	30,33	29,67	30,34	2.085.400	63.306,96
25-nov-2019	30,35		-0,01	-0,03%	30,44	29,84	30,51	849.800	25.837,03
22-nov-2019	30,36		-0,09	-0,29%	30,71	29,88	30,71	1.211.000	36.944,59
21-nov-2019	30,45		+0,64	+2,14%	29,58	29,58	30,62	1.477.700	44.594,12
19-nov-2019	29,81		-0,23	-0,76%	30,29	29,35	30,34	2.615.600	77.952,16
18-nov-2019	30,04		-0,40	-1,31%	30,19	29,76	30,76	3.529.000	107.200,77
14-nov-2019	30,44		-2,30	-7,02%	32,92	29,14	32,92	6.383.500	193.680,29
13-nov-2019	32,74		-1,08	-3,21%	33,89	32,74	33,89	1.194.900	39.627,20
12-nov-2019	33,82		-0,17	-0,50%	33,69	32,80	33,88	1.099.600	36.839,18
11-nov-2019	33,99		+1,20	+3,67%	32,34	32,23	34,09	1.055.000	35.620,94
08-nov-2019	32,79		-0,75	-2,22%	33,54	32,51	33,54	1.340.600	44.324,85
07-nov-2019	33,54		-0,44	-1,29%	33,97	33,33	34,23	1.108.600	37.590,71

LINX3.SA History Daily 31-Aug-2018 - 31-Aug-2020

Exchange Date	Close	Adjusted Close	Net	%Chg	Open	Low	High	Volume	Turnover - BRL
06-nov-2019	33,97		+0,40	+1,19%	33,82	33,07	34,33	1.127.200	38.213,68
05-nov-2019	33,58		-1,24	-3,57%	35,03	33,40	35,03	1.346.300	45.609,96
04-nov-2019	34,82		-0,63	-1,77%	35,32	33,89	35,35	1.582.300	55.007,25
01-nov-2019	35,45		+0,94	+2,71%	34,41	34,23	35,59	1.108.400	39.112,03
31-out-2019	34,51		+0,27	+0,78%	33,93	33,67	34,62	883.500	30.471,46
30-out-2019	34,24		+1,11	+3,36%	33,35	32,99	34,24	724.700	24.644,40
29-out-2019	33,13		-0,20	-0,60%	33,32	32,96	33,93	1.515.300	50.833,54
28-out-2019	33,33		+0,01	+0,03%	33,37	32,58	33,40	609.200	20.222,18
25-out-2019	33,32		+0,18	+0,54%	33,14	32,36	33,32	605.300	20.056,90
24-out-2019	33,14		+0,28	+0,85%	32,86	32,16	33,20	811.000	26.744,25
23-out-2019	32,86		-0,45	-1,34%	33,18	32,57	33,27	1.024.600	33.793,87
22-out-2019	33,31		-0,53	-1,56%	33,87	32,79	34,07	1.442.500	48.288,88
21-out-2019	33,83		+0,03	+0,09%	33,87	33,10	33,87	624.300	21.013,74
18-out-2019	33,80		-0,52	-1,51%	34,32	33,29	34,43	951.200	32.271,45
17-out-2019	34,32		+0,27	+0,79%	34,28	33,92	34,68	744.100	25.591,84
16-out-2019	34,05		-0,36	-1,04%	34,56	33,79	34,66	1.522.300	52.291,94
15-out-2019	34,41		+0,08	+0,23%	34,52	33,62	34,61	959.000	32.981,99
14-out-2019	34,33		-0,33	-0,95%	34,43	33,70	34,97	1.035.500	35.555,40
11-out-2019	34,66		+1,03	+3,08%	33,62	33,62	35,01	1.076.800	37.417,17
10-out-2019	33,62		-0,29	-0,85%	33,90	33,14	33,98	738.000	24.832,17
09-out-2019	33,91		+0,86	+2,59%	33,04	33,04	34,13	791.800	26.892,46
08-out-2019	33,06		-0,06	-0,18%	33,23	32,75	33,38	520.100	17.258,03
07-out-2019	33,12		-0,61	-1,80%	33,53	32,83	33,59	916.600	30.565,10
04-out-2019	33,72		0,00	0,00%	33,73	33,34	33,92	839.400	28.336,16
03-out-2019	33,72		+1,46	+4,53%	32,58	31,89	33,73	1.321.500	44.048,12
02-out-2019	32,26		-0,20	-0,61%	32,35	31,85	32,93	1.014.200	33.085,84
01-out-2019	32,46		+0,29	+0,90%	32,09	32,07	32,69	988.100	32.156,20
30-set-2019	32,17		-0,86	-2,59%	33,03	32,17	33,19	951.400	31.079,83
27-set-2019	33,03		+0,04	+0,12%	32,83	32,64	33,43	791.900	26.325,50
26-set-2019	32,99		+0,26	+0,79%	32,97	32,65	33,18	1.543.600	50.991,13
25-set-2019	32,73		-0,68	-2,03%	33,06	32,18	33,35	819.100	26.892,07
24-set-2019	33,41		0,00	0,00%	33,37	33,06	33,79	436.000	14.632,37
23-set-2019	33,41		-0,46	-1,35%	33,79	32,93	33,82	1.913.900	64.198,35
20-set-2019	33,86		+0,09	+0,27%	33,84	32,94	34,02	2.042.700	68.974,97
19-set-2019	33,77		+1,44	+4,46%	33,36	33,36	34,71	2.938.500	100.472,90
18-set-2019	32,33		+0,59	+1,85%	31,92	31,78	32,50	1.222.800	39.374,38
17-set-2019	31,74		+0,97	+3,17%	30,86	30,86	32,32	957.200	30.663,47
16-set-2019	30,77		-0,47	-1,50%	31,09	30,61	31,48	1.765.400	54.895,77
13-set-2019	31,24		+0,03	+0,10%	31,46	30,89	31,80	694.900	21.802,87
12-set-2019	31,21		-0,88	-2,73%	32,29	31,20	32,29	1.379.000	43.890,72
11-set-2019	32,08		+1,34	+4,37%	31,13	30,89	32,09	1.338.100	42.696,09
10-set-2019	30,74		+0,60	+1,98%	30,51	29,95	31,12	2.015.800	61.930,69
09-set-2019	30,14		-1,34	-4,27%	31,68	29,36	31,68	3.227.000	98.714,87
06-set-2019	31,49		-0,10	-0,31%	31,66	31,14	32,20	1.536.300	48.614,60
05-set-2019	31,59		+1,57	+5,24%	30,25	29,71	31,83	3.466.000	106.247,40
04-set-2019	30,01		-0,83	-2,68%	31,21	30,01	31,21	1.980.500	60.289,08
03-set-2019	30,84		-0,70	-2,21%	31,55	30,68	31,81	1.139.300	35.491,86
02-set-2019	31,54		-0,18	-0,56%	31,73	30,91	31,91	735.900	23.153,97
30-ago-2019	31,71		+1,87	+6,27%	30,67	30,64	32,67	2.228.400	70.840,34
29-ago-2019	29,84		+0,55	+1,87%	29,26	28,87	30,09	987.600	29.547,64
28-ago-2019	29,30		+1,39	+4,99%	27,92	27,68	29,45	1.627.400	46.985,53
27-ago-2019	27,90		-0,45	-1,58%	28,63	27,61	28,87	1.343.100	37.921,57
26-ago-2019	28,35		-0,20	-0,70%	28,86	28,25	29,17	1.097.400	31.389,57
23-ago-2019	28,55		-0,55	-1,88%	29,10	28,24	29,21	1.821.800	52.514,79
22-ago-2019	29,10		-0,32	-1,08%	29,47	28,90	29,74	1.372.900	40.406,81
21-ago-2019	29,42		+0,02	+0,07%	29,64	29,15	30,06	1.622.300	48.182,49
20-ago-2019	29,40		-0,66	-2,18%	29,89	29,40	30,02	1.724.500	51.506,42
19-ago-2019	30,05		-0,98	-3,17%	31,06	30,01	31,46	1.222.200	37.490,41
16-ago-2019	31,04		-0,78	-2,44%	31,84	30,84	32,76	1.862.800	58.918,85
15-ago-2019	31,81		-1,60	-4,79%	33,33	31,63	33,36	2.518.100	80.769,61
14-ago-2019	33,42		-1,00	-2,92%	34,21	32,85	34,44	1.561.500	52.420,77
13-ago-2019	34,42		-0,83	-2,34%	35,26	33,81	35,86	2.399.400	83.593,14
12-ago-2019	35,25		+0,15	+0,43%	34,56	33,87	35,25	2.775.700	96.656,65
09-ago-2019	35,10		+1,42	+4,22%	33,71	33,34	35,10	3.133.300	109.169,69
08-ago-2019	33,67		+1,89	+5,95%	31,97	31,79	34,20	3.623.400	120.368,46
07-ago-2019	31,78		+0,05	+0,16%	31,67	31,10	32,17	1.661.600	52.791,70
06-ago-2019	31,73		+0,63	+2,01%	31,14	30,43	31,90	3.443.200	107.390,01
05-ago-2019	31,11		-0,68	-2,13%	31,78	30,71	31,83	1.274.100	39.730,49
02-ago-2019	31,78		-0,57	-1,75%	32,35	31,69	32,82	1.147.500	36.945,63
01-ago-2019	32,35		+0,12	+0,37%	32,45	32,18	33,52	2.705.800	89.385,57
31-jul-2019	32,23		-0,25	-0,77%	33,24	31,59	33,24	1.822.200	59.057,15
30-jul-2019	32,48		+0,15	+0,46%	32,23	32,03	33,24	1.571.400	51.475,38
29-jul-2019	32,33		+0,34	+1,06%	32,04	31,69	32,71	2.512.400	81.148,70

LINX3.SA History Daily 31-Aug-2018 - 31-Aug-2020

Exchange Date	Close	Adjusted Close	Net	%Chg	Open	Low	High	Volume	Turnover - BRL
26-jul-2019	31,99		-1,22	-3,68%	33,23	31,95	33,23	1.853.300	59.986,49
25-jul-2019	33,22		-0,51	-1,50%	33,76	32,01	33,76	1.883.600	61.973,28
24-jul-2019	33,72		-0,74	-2,14%	34,49	33,18	34,63	1.376.800	46.597,34
23-jul-2019	34,46		-0,32	-0,92%	34,77	33,98	34,84	1.415.500	48.768,94
22-jul-2019	34,78		+0,66	+1,92%	34,19	34,19	34,82	1.542.100	53.630,85
19-jul-2019	34,12		-0,49	-1,41%	34,79	33,84	34,79	1.199.100	41.257,35
18-jul-2019	34,61		-0,01	-0,03%	34,52	34,16	34,91	1.529.400	53.002,93
17-jul-2019	34,62		+0,65	+1,90%	34,02	33,72	34,79	4.752.100	164.660,67
16-jul-2019	33,97		+0,87	+2,61%	33,32	32,92	34,11	2.627.100	88.269,24
15-jul-2019	33,11		-0,14	-0,42%	33,35	32,88	33,43	1.963.600	65.365,46
12-jul-2019	33,25		-0,59	-1,73%	33,91	33,12	34,32	1.272.100	42.860,11
11-jul-2019	33,83		-0,59	-1,71%	34,57	33,62	34,68	1.617.700	55.260,66
10-jul-2019	34,42		-0,08	-0,23%	34,82	33,97	34,98	2.157.500	74.544,56
08-jul-2019	34,50		-0,40	-1,14%	35,11	34,11	35,16	1.643.500	56.670,64
05-jul-2019	34,90		+0,58	+1,68%	34,17	33,90	35,00	1.079.500	37.501,56
04-jul-2019	34,32		0,00	0,00%	34,52	34,15	34,77	1.254.000	43.352,90
03-jul-2019	34,32		+0,50	+1,47%	33,84	33,41	34,56	2.109.700	72.087,93
02-jul-2019	33,82		-0,83	-2,38%	34,74	33,72	35,41	2.665.400	92.009,48
01-jul-2019	34,65		-0,82	-2,30%	35,69	34,42	35,91	1.497.600	42.932,68
28-jun-2019	35,47		+0,85	+2,44%	34,75	34,68	35,64	3.410.300	120.952,96
27-jun-2019	34,62		-0,36	-1,02%	34,89	33,98	35,35	2.806.600	97.395,77
26-jun-2019	34,98		-1,18	-3,27%	35,91	34,62	36,52	6.523.900	231.476,85
25-jun-2019	36,16		-0,65	-1,76%	36,63	35,73	37,10	2.223.900	80.919,85
24-jun-2019	36,81		-0,80	-2,12%	37,48	36,41	37,62	1.389.100	51.639,18
21-jun-2019	37,60		-0,17	-0,45%	37,77	37,37	38,66	1.471.600	55.910,79
19-jun-2019	37,77		+0,52	+1,39%	37,21	36,65	37,77	1.146.800	43.015,14
18-jun-2019	37,26		+0,15	+0,40%	37,12	36,77	38,00	1.514.300	56.799,31
17-jun-2019	37,11		+0,50	+1,36%	36,57	36,00	37,21	1.798.800	66.326,13
14-jun-2019	36,61		+1,48	+4,22%	35,23	34,64	37,57	2.902.900	105.555,43
13-jun-2019	35,13		+1,92	+5,78%	33,12	32,83	35,51	2.465.600	85.269,76
12-jun-2019	33,21		+0,08	+0,24%	33,23	32,56	33,47	704.100	23.341,64
11-jun-2019	33,13		+0,07	+0,21%	33,52	32,89	34,17	1.162.100	39.157,60
10-jun-2019	33,06		-0,82	-2,41%	34,05	33,01	34,07	888.000	29.765,01
07-jun-2019	33,87		+1,98	+6,21%	31,98	31,80	33,96	1.524.100	50.719,56
06-jun-2019	31,89		-1,13	-3,43%	33,03	31,54	33,03	1.663.600	53.568,50
05-jun-2019	33,03		-0,74	-2,18%	33,82	32,48	34,09	1.433.900	47.657,08
04-jun-2019	33,76		+0,44	+1,31%	33,84	32,99	34,22	1.300.000	43.793,08
03-jun-2019	33,33		-0,85	-2,47%	34,69	32,97	34,69	1.188.700	39.895,95
31-mai-2019	34,17		+0,20	+0,59%	33,87	33,26	34,55	1.052.200	35.684,29
30-mai-2019	33,97		+1,07	+3,27%	33,52	32,25	34,42	1.872.800	62.822,64
29-mai-2019	32,90		+0,07	+0,21%	33,20	32,26	33,53	1.262.300	41.585,39
28-mai-2019	32,83		+1,29	+4,10%	31,62	31,62	33,44	2.067.100	68.248,79
27-mai-2019	31,54		+0,08	+0,25%	31,46	31,07	31,71	1.252.300	39.482,55
24-mai-2019	31,46		+0,62	+2,00%	30,84	30,71	31,58	615.700	19.327,40
23-mai-2019	30,84		-0,62	-1,96%	31,03	30,79	31,76	616.800	19.342,37
22-mai-2019	31,46		-0,38	-1,19%	31,83	31,07	32,39	886.000	28.141,61
21-mai-2019	31,83		+1,79	+5,96%	30,35	30,34	32,62	1.113.400	35.624,81
20-mai-2019	30,04		+0,35	+1,17%	29,94	29,37	30,82	999.900	30.346,32
17-mai-2019	29,70		-0,75	-2,45%	30,34	29,35	30,81	1.063.100	31.847,55
16-mai-2019	30,44		+0,56	+1,86%	29,88	29,65	31,41	1.124.500	34.859,61
15-mai-2019	29,88		-0,17	-0,56%	29,94	29,21	30,41	775.900	23.342,25
14-mai-2019	30,05		+0,02	+0,07%	30,04	29,32	30,22	1.177.100	35.332,32
13-mai-2019	30,03		+0,24	+0,80%	29,61	29,09	30,03	888.800	26.394,03
10-mai-2019	29,79		-0,56	-1,84%	30,44	29,19	30,45	1.143.900	34.158,92
09-mai-2019	30,35		-0,44	-1,42%	30,94	29,81	31,06	848.500	25.902,47
08-mai-2019	30,79		+1,04	+3,51%	30,04	29,98	31,32	2.066.500	64.141,11
07-mai-2019	29,75		-0,45	-1,48%	30,29	29,44	30,76	1.258.900	37.797,03
06-mai-2019	30,19		-1,04	-3,34%	30,77	29,72	31,08	4.132.700	124.104,04
03-mai-2019	31,24		-1,09	-3,38%	31,63	30,49	31,63	1.871.000	58.337,12
02-mai-2019	32,33		+0,33	+1,03%	32,00	31,28	32,78	998.200	32.129,07
30-abr-2019	32,00		-0,83	-2,52%	32,83	32,00	32,92	1.080.900	35.116,54
29-abr-2019	32,83		+0,70	+2,17%	32,09	32,05	33,00	1.292.100	42.393,53
26-abr-2019	32,13		-1,33	-3,98%	33,53	31,72	33,53	1.310.400	42.548,55
25-abr-2019	33,47		+0,42	+1,26%	32,84	31,70	33,84	1.532.500	50.414,96
24-abr-2019	33,05		+1,37	+4,31%	31,69	31,45	33,17	945.200	30.885,92
23-abr-2019	31,68		-0,19	-0,59%	32,18	31,21	32,18	1.263.200	40.367,55
22-abr-2019	31,87		+0,98	+3,17%	30,98	29,48	31,87	1.572.000	48.673,10
18-abr-2019	30,89		-4,36	-12,36%	33,17	28,41	33,41	8.678.400	266.008,28
17-abr-2019	35,25		-0,58	-1,63%	35,69	34,81	36,10	1.064.100	37.928,91
16-abr-2019	35,83		-1,13	-3,05%	36,64	35,83	37,19	972.900	35.563,30
15-abr-2019	36,96		-0,50	-1,32%	37,75	36,35	37,76	772.300	28.694,16
12-abr-2019	37,46		+0,82	+2,24%	36,44	36,44	38,76	2.509.000	95.356,29
11-abr-2019	36,63		-0,72	-1,93%	37,61	36,15	37,61	1.318.400	48.568,97

LINX3.SA History Daily 31-Aug-2018 - 31-Aug-2020

Exchange Date	Close	Adjusted Close	Net	%Chg	Open	Low	High	Volume	Turnover - BRL
10-abr-2019	37,36		+0,50	+1,34%	36,89	36,49	37,89	1.307.400	49.192,79
09-abr-2019	36,86		-1,00	-2,64%	37,61	36,47	38,25	1.473.900	55.118,26
08-abr-2019	37,86		-0,52	-1,37%	38,61	37,28	39,47	2.059.400	79.972,20
05-abr-2019	38,39		+0,97	+2,59%	37,70	36,94	38,51	3.367.100	129.319,08
04-abr-2019	37,42		+1,77	+4,97%	35,24	35,24	38,76	2.215.000	84.896,39
03-abr-2019	35,64		+0,47	+1,32%	35,50	35,18	36,03	1.064.600	38.321,94
02-abr-2019	35,18		-0,71	-1,99%	36,19	35,18	36,79	1.044.100	37.774,36
01-abr-2019	35,89		-0,74	-2,03%	37,11	35,23	37,18	1.569.200	56.824,66
29-mar-2019	36,63		+0,72	+2,01%	36,08	34,75	37,66	2.166.100	80.297,26
28-mar-2019	35,91		+0,67	+1,91%	35,15	33,78	36,07	2.064.400	72.487,59
27-mar-2019	35,24		-0,90	-2,49%	36,03	34,63	36,39	3.014.500	107.237,55
26-mar-2019	36,14		+2,58	+7,70%	33,66	33,60	36,20	5.397.100	192.357,78
25-mar-2019	33,56		+1,09	+3,35%	32,28	31,87	33,57	1.933.300	64.226,10
22-mar-2019	32,47		+1,00	+3,18%	30,91	30,55	32,57	1.484.300	47.492,59
21-mar-2019	31,47		+0,03	+0,09%	31,60	30,54	31,85	1.631.200	51.355,86
20-mar-2019	31,44		+1,73	+5,83%	29,80	29,42	32,08	3.458.900	108.093,71
19-mar-2019	29,70		+1,19	+4,17%	28,62	28,38	30,39	2.478.300	73.759,55
18-mar-2019	28,52		+0,50	+1,77%	28,47	27,67	28,61	574.800	16.412,21
15-mar-2019	28,02		-0,69	-2,41%	28,92	27,84	28,92	630.500	17.909,97
14-mar-2019	28,71		+0,51	+1,83%	28,23	27,34	28,93	1.958.800	55.104,69
13-mar-2019	28,20		-0,43	-1,49%	28,70	27,91	28,70	743.600	21.171,80
12-mar-2019	28,62		-0,24	-0,82%	28,75	28,47	29,03	840.000	24.293,93
11-mar-2019	28,86		-0,64	-2,18%	29,52	28,49	29,69	966.600	28.383,01
08-mar-2019	29,51		+0,41	+1,40%	28,76	28,37	29,81	910.000	26.956,50
07-mar-2019	29,10		+0,73	+2,58%	28,37	27,59	29,10	957.300	27.474,96
06-mar-2019	28,37		-0,14	-0,49%	28,83	27,58	28,97	662.900	18.732,06
01-mar-2019	28,51		+0,27	+0,95%	28,41	27,92	28,96	1.141.600	32.690,85
28-fev-2019	28,24		+0,13	+0,46%	28,00	27,51	28,63	648.800	18.388,77
27-fev-2019	28,11		-0,30	-1,05%	28,41	27,43	28,41	1.048.900	29.387,44
26-fev-2019	28,41		+1,03	+3,76%	27,38	26,93	28,51	856.000	23.899,29
25-fev-2019	27,38		+0,65	+2,45%	26,73	26,42	27,42	1.059.700	28.656,49
22-fev-2019	26,72		+0,98	+3,81%	25,83	25,20	26,93	2.562.600	67.710,10
21-fev-2019	25,74		-1,78	-6,47%	27,15	25,66	27,93	2.407.900	63.753,18
20-fev-2019	27,53		-0,20	-0,71%	27,93	26,67	28,03	1.842.700	50.818,14
19-fev-2019	27,72		-0,95	-3,31%	28,93	27,72	28,93	970.300	27.551,60
18-fev-2019	28,67		-0,08	-0,28%	28,70	28,22	29,00	526.400	15.220,45
15-fev-2019	28,75		-0,16	-0,55%	29,11	28,37	29,12	481.700	13.951,53
14-fev-2019	28,91		+0,69	+2,46%	28,22	27,90	28,91	860.400	24.602,85
13-fev-2019	28,22		+0,20	+0,71%	28,32	27,73	28,61	860.100	24.366,62
12-fev-2019	28,02		-0,69	-2,41%	28,58	27,64	28,75	931.500	26.431,74
11-fev-2019	28,71		-0,40	-1,36%	29,01	28,18	29,44	660.300	19.123,26
08-fev-2019	29,11		-0,10	-0,34%	29,03	28,07	29,35	1.032.100	29.862,78
07-fev-2019	29,21		-1,32	-4,31%	30,54	29,02	30,62	953.600	28.342,53
06-fev-2019	30,53		-0,17	-0,55%	30,72	29,52	31,00	987.200	30.447,54
05-fev-2019	30,69		+1,02	+3,44%	29,79	29,67	30,69	951.700	29.018,02
04-fev-2019	29,67		+0,27	+0,91%	29,62	29,44	29,90	2.509.500	75.126,10
01-fev-2019	29,41		-0,22	-0,74%	29,41	29,21	30,06	969.600	28.959,52
31-jan-2019	29,62		+0,71	+2,47%	29,21	29,06	30,13	1.148.500	34.280,14
30-jan-2019	28,91		+0,15	+0,52%	28,62	28,47	29,62	1.051.900	30.755,14
29-jan-2019	28,76		-1,13	-3,78%	29,78	28,26	30,21	1.610.800	47.115,35
28-jan-2019	29,89		-1,00	-3,24%	30,89	29,46	30,94	1.025.200	31.064,20
24-jan-2019	30,89		+1,17	+3,93%	29,75	29,75	31,19	823.900	25.511,37
23-jan-2019	29,72		+0,83	+2,88%	29,11	28,93	30,20	1.343.200	40.296,69
22-jan-2019	28,89		-0,40	-1,35%	29,41	28,32	29,55	797.100	23.332,01
21-jan-2019	29,29		-0,09	-0,30%	29,03	28,81	29,71	698.400	20.653,52
18-jan-2019	29,38		-0,96	-3,17%	29,95	28,96	29,95	1.155.400	34.405,35
17-jan-2019	30,34		-0,51	-1,67%	31,09	29,81	31,51	689.400	21.207,75
16-jan-2019	30,85		+0,41	+1,33%	30,46	30,26	31,36	1.165.000	36.287,92
15-jan-2019	30,45		+1,33	+4,56%	29,12	28,79	30,45	1.936.200	57.866,47
14-jan-2019	29,12		-0,39	-1,31%	29,61	28,69	30,11	1.309.900	38.571,05
11-jan-2019	29,51		-1,49	-4,79%	31,29	29,35	31,36	1.332.300	40.316,04
10-jan-2019	30,99		-0,99	-3,10%	32,24	30,55	32,56	1.221.300	37.953,96
09-jan-2019	31,98		+0,83	+2,67%	31,43	31,08	32,25	1.038.700	33.462,42
08-jan-2019	31,15		-1,52	-4,67%	32,57	30,74	32,73	1.525.900	48.158,68
07-jan-2019	32,67		-1,19	-3,51%	33,55	32,08	34,52	1.306.800	43.269,71
04-jan-2019	33,86		-0,11	-0,32%	33,72	33,30	34,38	449.300	15.416,53
03-jan-2019	33,97		-0,20	-0,58%	34,27	33,72	34,93	985.600	34.196,33
02-jan-2019	34,17		+1,89	+5,86%	32,75	32,13	34,44	622.400	21.077,92
28-dez-2018	32,28		+0,48	+1,49%	32,18	31,47	32,41	823.900	26.728,22
27-dez-2018	31,80		+0,56	+1,81%	31,59	31,29	32,38	654.800	21.057,71
26-dez-2018	31,24		+1,01	+3,34%	29,84	29,72	32,22	779.100	24.449,18
21-dez-2018	30,23		+0,52	+1,77%	29,66	29,60	30,64	1.512.600	46.036,17
20-dez-2018	29,70		-0,59	-1,96%	30,35	29,68	30,36	973.800	29.479,22

LINX3.SA History Daily 31-Aug-2018 - 31-Aug-2020

Exchange Date	Close	Adjusted Close	Net	%Chg	Open	Low	High	Volume	Turnover - BRL
19-dez-2018	30,30		-0,02	-0,07%	30,31	30,01	30,53	1.188.600	36.292,39
18-dez-2018	30,32		+0,22	+0,72%	30,59	29,55	30,59	1.722.900	52.515,94
17-dez-2018	30,10		-0,64	-2,09%	30,74	30,01	31,09	1.195.600	36.721,66
14-dez-2018	30,74		-0,09	-0,29%	30,89	30,36	31,40	981.800	30.597,17
13-dez-2018	30,83		-0,68	-2,15%	31,86	30,75	31,87	1.657.100	52.230,43
12-dez-2018	31,51		+1,44	+4,80%	30,37	29,65	31,51	769.500	23.889,08
11-dez-2018	30,07		-0,68	-2,22%	31,29	29,49	31,33	1.020.500	31.234,50
10-dez-2018	30,75		-0,70	-2,23%	31,45	30,40	31,61	1.742.600	54.637,92
07-dez-2018	31,45		+0,78	+2,55%	30,66	30,08	31,55	1.453.100	45.692,71
06-dez-2018	30,67		+0,63	+2,11%	30,01	29,47	31,11	1.619.900	49.416,76
05-dez-2018	30,04		+0,92	+3,16%	29,18	28,92	30,09	1.793.900	53.615,87
04-dez-2018	29,12		+0,76	+2,69%	28,56	28,44	29,21	1.417.300	41.392,29
03-dez-2018	28,35		+0,65	+2,36%	27,77	27,77	28,72	2.075.200	59.446,14
30-nov-2018	27,70		-0,20	-0,71%	28,01	26,89	28,12	2.010.300	55.572,72
29-nov-2018	27,90		-0,88	-3,06%	28,63	27,47	29,94	2.386.000	69.801,78
28-nov-2018	28,78		+2,63	+10,06%	26,42	25,94	28,78	2.938.800	80.908,58
27-nov-2018	26,15		+0,57	+2,24%	25,49	25,49	26,47	2.136.500	56.324,55
26-nov-2018	25,57		+0,54	+2,17%	24,93	24,93	25,99	741.700	19.276,74
23-nov-2018	25,03		-0,69	-2,69%	25,92	24,93	26,26	359.500	9.165,37
22-nov-2018	25,72		0,00	0,00%	25,72	25,25	26,06	294.400	7.627,28
21-nov-2018	25,72		-0,03	-0,12%	25,72	24,96	26,12	1.346.200	34.666,38
19-nov-2018	25,75		+0,92	+3,71%	24,92	24,44	26,60	909.000	23.688,21
16-nov-2018	24,83		+0,25	+1,01%	24,93	24,45	25,13	1.040.500	26.116,03
14-nov-2018	24,59		+0,90	+3,80%	24,16	23,25	25,32	1.752.300	43.565,97
13-nov-2018	23,68		-0,06	-0,25%	23,74	21,74	25,27	2.447.300	58.204,93
12-nov-2018	23,74		+0,99	+4,35%	22,75	22,74	23,97	1.105.900	26.054,78
09-nov-2018	22,75		+0,83	+3,79%	21,98	21,96	23,29	1.555.400	35.596,34
08-nov-2018	21,92		-3,01	-12,06%	25,23	21,92	25,48	2.166.600	50.233,44
07-nov-2018	24,93		-0,79	-3,08%	26,22	24,58	26,22	1.034.300	25.978,62
06-nov-2018	25,72		-0,35	-1,33%	25,87	25,33	26,27	841.200	21.848,29
05-nov-2018	26,07		+0,43	+1,66%	25,57	25,35	26,23	922.100	24.200,20
01-nov-2018	25,64		+0,28	+1,09%	25,70	24,35	25,89	1.837.900	46.391,57
31-out-2018	25,37		-1,35	-5,04%	26,63	24,78	26,77	2.350.700	60.418,00
30-out-2018	26,71		+2,08	+8,43%	24,63	24,44	27,09	2.039.600	53.613,73
29-out-2018	24,63		-0,40	-1,58%	25,54	24,19	26,11	1.009.700	25.193,71
26-out-2018	25,03		+0,29	+1,16%	24,72	23,68	25,28	2.985.000	74.127,00
25-out-2018	24,74		0,00	0,00%	25,22	24,19	25,22	2.514.300	63.061,39
24-out-2018	24,74		+0,06	+0,24%	24,66	24,23	26,54	2.165.600	54.943,77
23-out-2018	24,68		-0,01	-0,04%	24,42	21,36	24,93	5.344.500	122.235,97
22-out-2018	24,69		-0,04	-0,16%	24,49	23,74	28,52	3.873.600	100.065,41
19-out-2018	24,73		+5,44	+28,21%	20,58	20,46	24,73	7.859.500	183.147,07
18-out-2018	19,29		+1,49	+8,39%	17,86	17,85	19,80	4.166.300	80.546,42
17-out-2018	17,80		+0,46	+2,62%	17,20	17,16	17,84	526.200	9.376,26
16-out-2018	17,34		+0,46	+2,69%	17,01	16,83	17,46	793.300	13.710,63
15-out-2018	16,89		-0,82	-4,64%	17,70	16,87	17,84	1.073.000	18.631,81
11-out-2018	17,71		-0,06	-0,33%	17,87	17,56	17,97	310.300	5.566,58
10-out-2018	17,77		+0,14	+0,79%	17,52	17,27	17,90	629.300	11.238,97
09-out-2018	17,63		-0,21	-1,16%	17,94	17,49	18,09	856.600	15.415,88
08-out-2018	17,84		+0,53	+3,09%	18,62	17,55	18,62	673.300	12.088,21
05-out-2018	17,30		-0,26	-1,46%	17,61	17,09	17,61	2.597.600	45.260,55
04-out-2018	17,56		+0,45	+2,60%	16,90	16,81	17,66	1.160.600	20.180,48
03-out-2018	17,12		+0,45	+2,67%	16,70	16,62	17,33	1.005.200	17.344,63
02-out-2018	16,67		+0,65	+4,08%	16,14	15,96	16,68	1.265.200	20.946,33
01-out-2018	16,02		-0,18	-1,10%	16,28	15,69	16,67	497.700	8.036,20
28-set-2018	16,20		+0,05	+0,31%	16,08	16,01	16,32	330.400	5.401,65
27-set-2018	16,15		+0,14	+0,87%	16,17	15,90	16,32	874.600	14.314,96
26-set-2018	16,01		+0,12	+0,75%	15,76	15,76	16,29	775.000	12.578,70
25-set-2018	15,89		-0,02	-0,12%	15,69	15,58	16,02	1.428.200	22.848,77
24-set-2018	15,91		-0,12	-0,74%	15,91	15,53	15,98	873.000	13.897,77
21-set-2018	16,03		+0,20	+1,25%	15,95	15,69	16,31	964.900	15.684,56
20-set-2018	15,83		+0,30	+1,91%	15,68	15,46	15,89	1.072.600	17.038,81
19-set-2018	15,53		+0,45	+2,95%	14,99	14,90	15,78	2.769.200	43.055,04
18-set-2018	15,09		-0,37	-2,37%	15,45	14,55	15,45	4.862.400	73.205,13
17-set-2018	15,45		-0,13	-0,83%	15,47	15,27	15,61	257.300	4.012,19
14-set-2018	15,58		-0,10	-0,63%	15,82	15,32	15,84	800.100	12.554,27
13-set-2018	15,68		+0,15	+0,96%	15,83	15,50	15,87	594.100	9.424,10
12-set-2018	15,53		-0,30	-1,88%	16,00	15,48	16,07	800.100	12.701,16
11-set-2018	15,83		-0,51	-3,15%	16,25	15,70	16,26	603.600	9.658,60
10-set-2018	16,34		+0,02	+0,12%	16,33	16,04	16,43	613.500	10.063,12
06-set-2018	16,32		-0,39	-2,31%	16,74	16,10	16,74	602.000	9.933,70
05-set-2018	16,71		+0,14	+0,84%	16,67	16,31	16,73	222.000	3.728,97
04-set-2018	16,57		-0,27	-1,59%	16,97	16,42	16,97	516.600	8.635,51
03-set-2018	16,84		-0,18	-1,05%	16,80	16,49	16,98	244.500	4.146,21

Glossário

A

Abordagem da renda
Método de avaliação pela conversão a valor presente de benefícios econômicos esperados.

Abordagem de ativos
Método de avaliação de empresas onde todos os ativos e passivos (incluindo os não contabilizados) têm seus valores ajustados aos de mercado. Também conhecido como patrimônio líquido a mercado.

Abordagem de mercado
Método de avaliação no qual são adotados múltiplos comparativos derivados de preço de vendas de ativos similares.

Ágio por expectativa de rentabilidade futura (fundo de comércio ou goodwill)
Benefícios econômicos futuros decorrentes de ativos não passíveis de serem individualmente identificados nem separadamente reconhecidos.

Amortização
Alocação sistemática do valor amortizável de ativo ao longo de sua vida útil.

Arrendamento mercantil financeiro
O que transfere substancialmente todos os riscos e benefícios vinculados à posse do ativo, o qual pode ou não ser futuramente transferido. O arrendamento que não for financeiro é operacional.

Arrendamento mercantil operacional
O que não transfere substancialmente todos os riscos e benefícios inerentes à posse do ativo. O arrendamento que não for operacional é financeiro.

Ativo
Recurso controlado pela entidade como resultado de eventos passados dos quais se esperam benefícios econômicos futuros para a entidade.

Ativo imobilizado
Ativos tangíveis disponibilizados para uso na produção ou fornecimento de bens ou serviços, na locação por outros, investimento, ou fins administrativos, esperando-se que sejam usados por mais de um período contábil.

Ativo intangível
Ativo identificável não monetário sem substância física. Tal ativo é identificável quando: a) for separável, isto é, capaz de ser separado ou dividido da entidade e vendido, transferido, licenciado, alugado ou trocado, tanto individualmente quanto junto com contrato, ativo ou passivo relacionados; b) resulta de direitos contratuais ou outros direitos legais, quer esses direitos sejam transferíveis quer sejam separáveis da entidade ou de outros direitos e obrigações.

Ativos não operacionais
Aqueles não ligados diretamente às atividades de operação da empresa (podem ou não gerar receitas) e que podem ser alienados sem prejuízo do seu funcionamento.

Ativos operacionais
Bens fundamentais ao funcionamento da empresa.

Ativo tangível
Ativo de existência física como terreno, construção, máquina, equipamento, móvel e utensílio.

Avaliação
Ato ou processo de determinar o valor de um ativo.

B

Bem
Coisa que tem valor, suscetível de utilização ou que pode ser objeto de direito, que integra um patrimônio.

Benefícios econômicos
Benefícios tais como receitas, lucro líquido, fluxo de caixa líquido etc.

C

CAPEX (Capital Expenditure)
Investimento em ativo permanente.

Combinação de negócios
União de entidades ou negócios separados produzindo demonstrações contábeis de uma única entidade que reporta. Operação ou outro evento por meio do qual um adquirente obtém o controle de um ou mais negócios, independente da forma jurídica da operação.

Controlada
Entidade, incluindo aquela sem personalidade jurídica, tal como uma associação, controlada por outra entidade (conhecida como controladora).

Controladora
Entidade que possui uma ou mais controladas.

Controle
Poder de direcionar a gestão estratégica política e administrativa de uma empresa.

apsis

CPC
Comitê de Pronunciamentos Contábeis.

CFC
Conselho Federal de Contabilidade

Custo
Total dos gastos diretos e indiretos necessários à produção, manutenção ou aquisição de um bem em uma determinada data e situação.

Custo de capital
Taxa de retorno esperado requerida pelo mercado como atrativa de fundos para determinado investimento.

Custo de reedição
Custo de reprodução, descontada a depreciação do bem, tendo em vista o estado em que se encontra.

Custo de reprodução
Gasto necessário para reproduzir um bem, sem considerar eventual depreciação.

Custo de substituição
Custo de reedição de um bem, com a mesma função e características assemelhadas ao avaliando.

Custo direto de produção
Gastos com insumos, inclusive mão de obra, na produção de um bem.

Custo indireto de produção
Despesas administrativas e financeiras, benefícios e demais ônus e encargos necessários à produção de um bem.

CVM
Comissão de Valores Mobiliários.

D

Data-base
Data específica (dia, mês e ano) de aplicação do valor da avaliação.

Data de emissão
Data de encerramento do laudo de avaliação, quando as conclusões da avaliação são transmitidas ao cliente.

DCF (Discounted Cash Flow)
Fluxo de caixa descontado.

D&A
Depreciação e Amortização.

Depreciação
Alocação sistemática do valor depreciável de ativo durante a sua vida útil

Documentação de suporte
Documentação levantada e fornecida pelo cliente na qual estão baseadas as premissas do laudo.

E

EBIT (Earnings Before Interests and Taxes)
Lucro antes de juros e impostos.

EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortization)
Lucros antes de juros, impostos, depreciação e amortização.

Empreendimento
Conjunto de bens capaz de produzir receitas por meio de comercialização ou exploração econômica. Pode ser: imobiliário (ex.: loteamento, prédios comerciais/residenciais), de base imobiliária (ex.: hotel, shopping center, parques temáticos), industrial ou rural.

Empresa
Entidade comercial, industrial, prestadora de serviços ou de investimento detentora de atividade econômica.

Enterprise value
Valor econômico da empresa.

Equity value
Valor econômico do patrimônio líquido.

Estado de conservação
Situação física de um bem em decorrência de sua manutenção.

Estrutura de capital
Composição do capital investido de uma empresa entre capital próprio (patrimônio) e capital de terceiros (endividamento).

F

Fluxo de caixa
Caixa gerado por um ativo, grupo de ativos ou empresa durante determinado período de tempo. Geralmente o termo é complementado por uma qualificação referente ao contexto (operacional, não operacional etc.).

Fluxo de caixa do capital investido
Fluxo gerado pela empresa a ser revertido aos financiadores (juros e amortizações) e acionistas (dividendos) depois de considerados custo e despesas operacionais e investimentos de capital.

G

Goodwill
Ver Ágio por expectativa de rentabilidade futura

I

IAS (International Accounting Standard)
Normas Internacionais de Contabilidade.

IASB (International Accounting Standards Board)
Junta Internacional de Normas Contábeis.

Idade aparente
Idade estimada de um bem em função de suas características e estado de conservação no momento da vistoria.

apsis

IFRS (International Financial Reporting Standard)
Normas Internacionais de Relatórios Financeiros, conjunto de pronunciamentos de contabilidade internacionais publicados e revisados pelo IASB.

Imóvel
Bem constituído de terreno e eventuais benfeitorias a ele incorporadas. Pode ser classificado como urbano ou rural, em função da sua localização, uso ou vocação.

Impairment
Ver Perdas por desvalorização

Infraestrutura básica
Equipamentos urbanos de escoamento das águas pluviais, iluminação pública, redes de esgoto sanitário, abastecimento de água potável, energia elétrica pública e domiciliar e vias de acesso.

Instalações
Conjunto de materiais, sistemas, redes, equipamentos e serviços para apoio operacional a uma máquina isolada, linha de produção ou unidade industrial, conforme grau de agregação.

L

Liquidez
Capacidade de rápida conversão de determinado ativo em dinheiro ou em pagamento de determinada dívida.

M

Metodologia de avaliação
Uma ou mais abordagens utilizadas na elaboração de cálculos avaliatórios para a indicação de valor de um ativo.

Múltiplo
Valor de mercado de uma empresa, ação ou capital investido, dividido por uma medida da empresa (EBITDA, receita, volume de clientes etc.).

N

Normas Internacionais de Contabilidade
Normas e interpretações adotadas pela IASB. Elas englobam: Normas Internacionais de Relatórios Financeiros (IFRS); Normas Internacionais de Contabilidade (IAS); e interpretações desenvolvidas pelo Comitê de Interpretações das Normas Internacionais de Relatórios Financeiros (IFRIC) ou pelo antigo Comitê Permanente de Interpretações (SIC).

P

Parecer técnico
Relatório circunstanciado ou esclarecimento técnico, emitido por um profissional capacitado e legalmente habilitado, sobre assunto de sua especificidade.

Passivo
Obrigação presente que resulta de acontecimentos passados, em que se espera que a liquidação desta resulte em afluxo de recursos da entidade que incorporam benefícios econômicos.

Patrimônio líquido a mercado
Ver Abordagem de ativos.

Perdas por desvalorização (impairment)
Valor contábil do ativo que excede, no caso de estoques, seu preço de venda menos o custo para completá-lo e despesa de vendê-lo; ou, no caso de outros ativos, seu valor justo menos a despesa para a venda.

Perícia
Atividade técnica realizada por profissional com qualificação específica para averiguar e esclarecer fatos, verificar o estado de um bem, apurar as causas que motivaram determinado evento, avaliar bens, seus custos, frutos ou direitos.

Preço
Quantia pela qual se efetua uma transação envolvendo um bem, um fruto ou um direito sobre ele.

Propriedade para investimento
Imóvel (terreno, construção ou parte de construção, ou ambos) mantido pelo proprietário ou arrendatário sob arrendamento, tanto para receber pagamento de aluguel quanto para valorização de capital, ou ambos, que não seja para: uso na produção ou fornecimento de bens ou serviços, como também para fins administrativos.

T

Taxa de desconto
Qualquer divisor usado para a conversão de um fluxo de benefícios econômicos futuros em valor presente.

U

Unidade geradora de caixa
Menor grupo de ativos identificáveis gerador de entradas de caixa que são, em grande parte, independentes de entradas geradas por outros ativos ou grupos de ativos.

apsis

V

Valor contábil
Valor em que um ativo ou passivo é reconhecido no balanço patrimonial.

Valor de investimento
Valor para um investidor em particular, baseado em interesses particulares no bem em análise. No caso de avaliação de negócios, este valor pode ser analisado por diferentes situações, tais como sinergia com demais empresas de um investidor, percepções de risco, desempenhos futuros e planejamentos tributários.

Valor de reposição por novo
Valor baseado no que o bem custaria (geralmente em relação a preços correntes de mercado) para ser reposto ou substituído por outro novo, igual ou similar.

Valor depreciável
Custo do ativo, ou outra quantia substituta do custo (nas demonstrações contábeis), menos o seu valor residual.

Valor (justo) de mercado
Valor pelo qual um ativo pode ser trocado de propriedade entre um potencial vendedor e um potencial comprador, quando ambas as partes têm conhecimento razoável dos fatos relevantes e nenhuma está sob pressão de fazê-lo.

Valor presente
Estimativa do valor presente descontado de fluxos de caixa líquidos no curso normal dos negócios.

Valor recuperável
Valor justo mais alto de ativo (ou unidade geradora de caixa) menos as despesas de venda comparado com seu valor em uso.

Valor residual
Valor do bem novo ou usado projetado para uma data, limitada àquela em que o mesmo se torna sucata, considerando estar em operação durante o período.

Valor residual de ativo
Valor estimado que a entidade obteria no presente com a alienação do ativo, após deduzir as despesas estimadas desta, se o ativo já estivesse com a idade e condição esperadas no fim de sua vida útil.

Vida remanescente
Vida útil que resta a um bem.

Vida útil econômica
Período no qual se espera que um ativo esteja disponível para uso, ou o número de unidades de produção ou similares que se espera obter do ativo pela entidade.

ITR - Informações Trimestrais - 30/06/2020 - LINX S.A. Versão : 2

Índice

Dados da Empresa

Composição do Capital 1

DFs Individuais

Balanço Patrimonial Ativo 2

Balanço Patrimonial Passivo 3

Demonstração do Resultado 4

Demonstração do Resultado Abrangente 5

Demonstração do Fluxo de Caixa 6

Demonstração das Mutações do Patrimônio Líquido

DMPL - 01/01/2020 à 30/06/2020 7

DMPL - 01/01/2019 à 30/06/2019 8

Demonstração do Valor Adicionado 9

DFs Consolidadas

Balanço Patrimonial Ativo 10

Balanço Patrimonial Passivo 11

Demonstração do Resultado 13

Demonstração do Resultado Abrangente 14

Demonstração do Fluxo de Caixa 15

Demonstração das Mutações do Patrimônio Líquido

DMPL - 01/01/2020 à 30/06/2020 17

DMPL - 01/01/2019 à 30/06/2019 18

Demonstração do Valor Adicionado 19

Comentário do Desempenho 20

Notas Explicativas 22

Comentário Sobre o Comportamento das Projeções Empresariais 70

Outras Informações que a Companhia Entenda Relevantes 71

Pareceres e Declarações

Relatório da Revisão Especial - Sem Ressalva 72

Declaração dos Diretores sobre as Demonstrações Financeiras 73

Declaração dos Diretores sobre o Relatório do Auditor Independente 74

Motivos de Reapresentação 75

ITR - Informações Trimestrais - 30/06/2020 - LINX S.A. Versão : 2

Dados da Empresa / Composição do Capital

Número de Ações (Unidades)	Trimestre Atual 30/06/2020
Do Capital Integralizado	
Ordinárias	189.408.960
Preferenciais	0
Total	189.408.960
Em Tesouraria	
Ordinárias	14.125.991
Preferenciais	0
Total	14.125.991

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DFs Individuais / Balanço Patrimonial Ativo

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 30/06/2020	Exercício Anterior 31/12/2019
1	Ativo Total	1.683.640	1.803.510
1.01	Ativo Circulante	493.567	754.928
1.01.01	Caixa e Equivalentes de Caixa	155	16.387
1.01.02	Aplicações Financeiras	484.116	732.473
1.01.02.01	Aplicações Financeiras Avaliadas a Valor Justo através do Resultado	484.116	732.473
1.01.02.01.02	Títulos Designados a Valor Justo	484.116	732.473
1.01.06	Tributos a Recuperar	9.262	5.975
1.01.06.01	Tributos Correntes a Recuperar	9.262	5.975
1.01.07	Despesas Antecipadas	34	93
1.02	Ativo Não Circulante	1.190.073	1.048.582
1.02.01	Ativo Realizável a Longo Prazo	1.470	2.220
1.02.01.07	Tributos Diferidos	1.470	2.220
1.02.01.07.01	Imposto de Renda e Contribuição Social Diferidos	1.470	2.220
1.02.02	Investimentos	1.188.603	1.046.362
1.02.02.01	Participações Societárias	1.188.603	1.046.362
1.02.02.01.02	Participações em Controladas	1.188.603	1.046.362

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DFs Individuais / Balanço Patrimonial Passivo

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 30/06/2020	Exercício Anterior 31/12/2019
2	Passivo Total	1.683.640	1.803.510
2.01	Passivo Circulante	3.754	13.666
2.01.01	Obrigações Sociais e Trabalhistas	20	20
2.01.01.02	Obrigações Trabalhistas	20	20
2.01.02	Fornecedores	1.648	1.050
2.01.02.01	Fornecedores Nacionais	1.648	1.050
2.01.03	Obrigações Fiscais	1.460	1.807
2.01.03.01	Obrigações Fiscais Federais	1.460	1.807
2.01.03.01.01	Imposto de Renda e Contribuição Social a Pagar	1.189	0
2.01.03.01.02	Outras Obrigações fiscais Federais	271	1.807
2.01.05	Outras Obrigações	626	10.789
2.01.05.01	Passivos com Partes Relacionadas	5	0
2.01.05.02	Outros	621	10.789
2.01.05.02.06	Antecipação de Dividendos	86	9.719
2.01.05.02.07	Outras Contas a pagar	535	1.070
2.03	Patrimônio Líquido	1.679.886	1.789.844
2.03.01	Capital Social Realizado	645.447	645.447
2.03.02	Reservas de Capital	838.608	939.651
2.03.02.01	Ágio na Emissão de Ações	1.222.025	1.222.025
2.03.02.04	Opções Outorgadas	25.208	39.737
2.03.02.05	Ações em Tesouraria	-312.468	-225.954
2.03.02.07	Gastos na emissão de ações	-96.157	-96.157
2.03.04	Reservas de Lucros	201.848	210.877
2.03.04.01	Reserva Legal	7.037	7.037
2.03.04.05	Reserva de Retenção de Lucros	194.811	193.559
2.03.04.08	Dividendo Adicional Proposto	0	10.281
2.03.05	Lucros/Prejuízos Acumulados	-6.252	0
2.03.08	Outros Resultados Abrangentes	235	-6.131

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DFs Individuais / Demonstração do Resultado

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 01/04/2020 à 30/06/2020	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Igual Trimestre do Exercício Anterior 01/04/2019 à 30/06/2019	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
3.04	Despesas/Receitas Operacionais	-39	-12.698	14.415	30.724
3.04.02	Despesas Gerais e Administrativas	-2.412	-3.294	-619	-1.867
3.04.05	Outras Despesas Operacionais	-3	-3	0	0
3.04.05.01	Pesquisa e Desenvolvimento	-3	-3	0	0
3.04.06	Resultado de Equivalência Patrimonial	2.376	-9.401	15.034	32.591
3.05	Resultado Antes do Resultado Financeiro e dos Tributos	-39	-12.698	14.415	30.724
3.06	Resultado Financeiro	3.052	8.385	-5.913	-5.056
3.06.01	Receitas Financeiras	3.318	8.980	847	1.770
3.06.02	Despesas Financeiras	-266	-595	-6.760	-6.826
3.07	Resultado Antes dos Tributos sobre o Lucro	3.013	-4.313	8.502	25.668
3.08	Imposto de Renda e Contribuição Social sobre o Lucro	-211	-1.939	3.966	3.980
3.08.01	Corrente	-145	-1.189	0	0
3.08.02	Diferido	-66	-750	3.966	3.980
3.09	Resultado Líquido das Operações Continuadas	2.802	-6.252	12.468	29.648
3.11	Lucro/Prejuízo do Período	2.802	-6.252	12.468	29.648
3.99	Lucro por Ação - (Reais / Ação)				
3.99.01	Lucro Básico por Ação				
3.99.01.01	ON	0,01570	-0,03151	0,07780	0,18490
3.99.02	Lucro Diluído por Ação				
3.99.02.01	ON	0,01540	-0,03430	0,07310	0,17380

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DFs Individuais / Demonstração do Resultado Abrangente

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 01/04/2020 à 30/06/2020	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Igual Trimestre do Exercício Anterior 01/04/2019 à 30/06/2019	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
4.01	Lucro Líquido do Período	2.802	-6.252	12.468	29.648
4.02	Outros Resultados Abrangentes	1.851	6.366	-53	-927
4.02.01	Ajustes Acumulados de Conversão de Operações em Moeda Estrangeira	1.851	6.366	-53	-927
4.03	Resultado Abrangente do Período	4.653	114	12.415	28.721

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DFs Individuais / Demonstração do Fluxo de Caixa - Método Indireto

(Reais Mil)

Código da Conta	Descrição da Conta	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
6.01	Caixa Líquido Atividades Operacionais	-6.852	-6.461
6.01.01	Caixa Gerado nas Operações	-4.158	-7.842
6.01.01.01	Lucro Líquido do Período	-6.252	29.648
6.01.01.03	Resultado de Equivalência Patrimonial	9.401	-32.591
6.01.01.07	Plano de Opção de Compra de Ações	-68	691
6.01.01.09	Impostos Diferidos	750	-3.980
6.01.01.10	Impostos Correntes	1.189	0
6.01.01.12	Rendimento de Aplicação Financeira	-9.178	-1.610
6.01.02	Variações nos Ativos e Passivos	-2.694	1.381
6.01.02.03	Imposto a Recuperar	-1.285	356
6.01.02.04	Outros Créditos e Depositos Judiciais	59	43
6.01.02.05	Fornecedores	598	126
6.01.02.06	Obrigações Trabalhistas	0	-15
6.01.02.07	Impostos e Contribuições a Recolher	-230	-367
6.01.02.10	Outras Contas a Pagar	-530	1.238
6.01.02.11	Imposto de renda e contribuição social pagos	-1.306	0
6.02	Caixa Líquido Atividades de Investimento	110.533	30.046
6.02.06	Aplicação Financeiras	-15.665	-1.596
6.02.10	Aumento de Capital em Controladas	-145.000	-2.500
6.02.12	Resgate de Aplicação Financeira	271.198	34.142
6.03	Caixa Líquido Atividades de Financiamento	-119.913	775.669
6.03.05	Dividendos Pagos	-19.914	-25.000
6.03.06	Aporte de Capital de Acionista	0	156.980
6.03.07	Gastos com emissão de Ações	0	-31.293
6.03.08	Ações em tesouraria	-99.999	0
6.03.12	Ágio na Subscrição de Ações	0	674.982
6.05	Aumento (Redução) de Caixa e Equivalentes	-16.232	799.254
6.05.01	Saldo Inicial de Caixa e Equivalentes	16.387	50
6.05.02	Saldo Final de Caixa e Equivalentes	155	799.304

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DFs Individuais / Demonstração das Mutações do Patrimônio Líquido / DMPL - 01/01/2020 à 30/06/2020

(Reais Mil)

Código da Conta	Descrição da Conta	Capital Social Integralizado	Reservas de Capital, Opções Outorgadas e Ações em Tesouraria	Reservas de Lucro	Lucros ou Prejuízos Acumulados	Outros Resultados Abrangentes	Patrimônio Líquido
5.01	Saldos Iniciais	645.447	939.651	210.877	0	-6.131	1.789.844
5.03	Saldos Iniciais Ajustados	645.447	939.651	210.877	0	-6.131	1.789.844
5.04	Transações de Capital com os Sócios	0	-101.043	-10.281	0	0	-111.324
5.04.06	Dividendos	0	0	-10.281	0	0	-10.281
5.04.08	Plano de Opção de Ações	0	-1.044	0	0	0	-1.044
5.04.10	Recompra de ações	0	-100.374	0	0	0	-100.374
5.04.11	Exercício stock options	0	375	0	0	0	375
5.05	Resultado Abrangente Total	0	0	1.252	-6.252	6.366	1.366
5.05.01	Lucro Líquido do Período	0	0	0	-6.252	0	-6.252
5.05.02	Outros Resultados Abrangentes	0	0	0	0	6.366	6.366
5.05.02.04	Ajustes de Conversão do Período	0	0	0	0	6.366	6.366
5.05.03	Reclassificações para o Resultado	0	0	1.252	0	0	1.252
5.05.03.02	Efeito da Aplicação da IAS 29 (Hiperinflação)	0	0	1.252	0	0	1.252
5.07	Saldos Finais	645.447	838.608	201.848	-6.252	235	1.679.886

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DFs Individuais / Demonstração das Mutações do Patrimônio Líquido / DMPL - 01/01/2019 à 30/06/2019

(Reais Mil)

Código da Conta	Descrição da Conta	Capital Social Integralizado	Reservas de Capital, Opções Outorgadas e Ações em Tesouraria	Reservas de Lucro	Lucros ou Prejuízos Acumulados	Outros Resultados Abrangentes	Patrimônio Líquido
5.01	Saldos Iniciais	488.467	369.879	201.693	0	-2.830	1.057.209
5.03	Saldos Iniciais Ajustados	488.467	369.879	201.693	0	-2.830	1.057.209
5.04	Transações de Capital com os Sócios	156.980	653.679	-22.236	0	0	788.423
5.04.01	Aumentos de Capital	156.980	0	0	0	0	156.980
5.04.02	Gastos com Emissão de Ações	0	-31.293	0	0	0	-31.293
5.04.06	Dividendos	0	0	-22.236	0	0	-22.236
5.04.08	Plano de Opção de Ações	0	9.990	0	0	0	9.990
5.04.09	Ágio na subcrição de capital	0	674.982	0	0	0	674.982
5.05	Resultado Abrangente Total	0	0	971	29.648	-927	29.692
5.05.01	Lucro Líquido do Período	0	0	0	29.648	0	29.648
5.05.02	Outros Resultados Abrangentes	0	0	0	0	-927	-927
5.05.02.04	Ajustes de Conversão do Período	0	0	0	0	-927	-927
5.05.03	Reclassificações para o Resultado	0	0	971	0	0	971
5.05.03.02	Efeito da Aplicação da IAS 29 (Hiperinflação)	0	0	971	0	0	971
5.07	Saldos Finais	645.447	1.023.558	180.428	29.648	-3.757	1.875.324

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DFs Individuais / Demonstração do Valor Adicionado

(Reais Mil)

Código da Conta	Descrição da Conta	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
7.02	Insumos Adquiridos de Terceiros	-2.635	-384
7.02.02	Materiais, Energia, Servs. de Terceiros e Outros	-2.635	-384
7.03	Valor Adicionado Bruto	-2.635	-384
7.05	Valor Adicionado Líquido Produzido	-2.635	-384
7.06	Vlr Adicionado Recebido em Transferência	-421	34.359
7.06.01	Resultado de Equivalência Patrimonial	-9.401	32.589
7.06.02	Receitas Financeiras	8.980	1.770
7.07	Valor Adicionado Total a Distribuir	-3.056	33.975
7.08	Distribuição do Valor Adicionado	-3.056	33.975
7.08.01	Pessoal	662	1.481
7.08.01.01	Remuneração Direta	662	1.481
7.08.02	Impostos, Taxas e Contribuições	1.939	-3.980
7.08.02.01	Federais	1.939	-3.980
7.08.03	Remuneração de Capitais de Terceiros	595	6.826
7.08.03.01	Juros	595	6.826
7.08.04	Remuneração de Capitais Próprios	-6.252	29.648
7.08.04.03	Lucros Retidos / Prejuízo do Período	-6.252	29.648

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DFs Consolidadas / Balanço Patrimonial Ativo

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 30/06/2020	Exercício Anterior 31/12/2019
1	Ativo Total	2.484.145	2.563.943
1.01	Ativo Circulante	1.010.623	1.299.970
1.01.01	Caixa e Equivalentes de Caixa	43.076	75.898
1.01.02	Aplicações Financeiras	571.716	902.289
1.01.02.01	Aplicações Financeiras Avaliadas a Valor Justo através do Resultado	571.716	902.289
1.01.02.01.02	Títulos Designados a Valor Justo	571.716	902.289
1.01.03	Contas a Receber	322.313	276.626
1.01.03.01	Clientes	322.313	276.626
1.01.06	Tributos a Recuperar	31.778	22.648
1.01.06.01	Tributos Correntes a Recuperar	31.778	22.648
1.01.08	Outros Ativos Circulantes	41.740	22.509
1.01.08.03	Outros	41.740	22.509
1.02	Ativo Não Circulante	1.473.522	1.263.973
1.02.01	Ativo Realizável a Longo Prazo	61.538	48.419
1.02.01.01	Aplicações Financeiras Avaliadas a Valor Justo através do Resultado	15.432	2.073
1.02.01.01.01	Títulos Designados a Valor Justo	15.432	2.073
1.02.01.04	Contas a Receber	37.438	37.823
1.02.01.04.01	Clientes	14.530	11.485
1.02.01.04.02	Outras Contas a Receber	22.908	26.338
1.02.01.07	Tributos Diferidos	8.668	8.523
1.02.01.07.01	Imposto de Renda e Contribuição Social Diferidos	3.152	3.357
1.02.01.07.02	Impostos a recuperar	5.516	5.166
1.02.03	Imobilizado	215.011	206.240
1.02.03.01	Imobilizado em Operação	104.562	82.201
1.02.03.02	Direito de Uso em Arrendamento	110.449	124.039
1.02.04	Intangível	1.196.973	1.009.314
1.02.04.01	Intangíveis	282.204	281.756
1.02.04.01.02	Intangível em Operação	282.204	281.756
1.02.04.02	Goodwill	914.769	727.558
1.02.04.02.01	Ágio	914.769	727.558

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DFs Consolidadas / Balanço Patrimonial Passivo

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 30/06/2020	Exercício Anterior 31/12/2019
2.03.02.05	Ações em Tesouraria	-312.468	-225.954
2.03.02.07	Gastos na Emissão de Ações	-96.157	-96.157
2.03.04	Reservas de Lucros	201.848	210.877
2.03.04.01	Reserva Legal	7.037	7.037
2.03.04.05	Reserva de Retenção de Lucros	194.811	193.559
2.03.04.08	Dividendo Adicional Proposto	0	10.281
2.03.05	Lucros/Prejuízos Acumulados	-6.252	0
2.03.08	Outros Resultados Abrangentes	235	-6.131

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DFs Consolidadas / Balanço Patrimonial Passivo

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 30/06/2020	Exercício Anterior 31/12/2019
2.03.02.05	Ações em Tesouraria	-312.468	-225.954
2.03.02.07	Gastos na Emissão de Ações	-96.157	-96.157
2.03.04	Reservas de Lucros	201.848	210.877
2.03.04.01	Reserva Legal	7.037	7.037
2.03.04.05	Reserva de Retenção de Lucros	194.811	193.559
2.03.04.08	Dividendo Adicional Proposto	0	10.281
2.03.05	Lucros/Prejuízos Acumulados	-6.252	0
2.03.08	Outros Resultados Abrangentes	235	-6.131

PÁGINA: 12 de 75

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DFs Consolidadas / Demonstração do Resultado

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 01/04/2020 à 30/06/2020	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Igual Trimestre do Exercício Anterior 01/04/2019 à 30/06/2019	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
3.01	Receita de Venda de Bens e/ou Serviços	213.451	421.982	192.651	369.456
3.02	Custo dos Bens e/ou Serviços Vendidos	-65.809	-138.645	-63.417	-123.416
3.03	Resultado Bruto	147.642	283.337	129.234	246.040
3.04	Despesas/Receitas Operacionais	-137.070	-271.783	-104.823	-196.292
3.04.01	Despesas com Vendas	-39.088	-75.785	-36.081	-71.406
3.04.02	Despesas Gerais e Administrativas	-68.579	-134.079	-55.049	-99.011
3.04.04	Outras Receitas Operacionais	0	0	8.825	16.949
3.04.05	Outras Despesas Operacionais	-29.403	-61.919	-22.518	-42.824
3.04.05.01	Pesquisa e Desenvolvimento	-25.143	-54.695	-20.113	-38.485
3.04.05.02	Outras despesas Operacionais	-4.260	-7.224	-2.405	-4.339
3.05	Resultado Antes do Resultado Financeiro e dos Tributos	10.572	11.554	24.411	49.748
3.06	Resultado Financeiro	-4.025	-13.194	-8.724	-10.488
3.06.01	Receitas Financeiras	8.965	21.587	8.655	20.522
3.06.02	Despesas Financeiras	-12.990	-34.781	-17.379	-31.010
3.07	Resultado Antes dos Tributos sobre o Lucro	6.547	-1.640	15.687	39.260
3.08	Imposto de Renda e Contribuição Social sobre o Lucro	-3.745	-4.612	-3.219	-9.612
3.08.01	Corrente	-2.566	-6.140	-2.610	-4.635
3.08.02	Diferido	-1.179	1.528	-609	-4.977
3.09	Resultado Líquido das Operações Continuadas	2.802	-6.252	12.468	29.648
3.11	Lucro/Prejuízo Consolidado do Período	2.802	-6.252	12.468	29.648
3.11.01	Atribuído a Sócios da Empresa Controladora	2.802	-6.252	12.468	29.648
3.99	Lucro por Ação - (Reais / Ação)				
3.99.01	Lucro Básico por Ação				
3.99.01.01	ON	0,01570	-0,03510	0,07780	0,18490
3.99.02	Lucro Diluído por Ação				
3.99.02.01	ON	0,01540	-0,03430	0,07310	0,17380

PÁGINA: 13 de 75

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DFs Consolidadas / Demonstração do Resultado Abrangente

(Reais Mil)

Código da Conta	Descrição da Conta	Trimestre Atual 01/04/2020 à 30/06/2020	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Igual Trimestre do Exercício Anterior 01/04/2019 à 30/06/2019	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
4.01	Lucro Líquido Consolidado do Período	2.802	-6.252	12.468	29.648
4.02	Outros Resultados Abrangentes	1.851	6.366	-53	-927
4.02.01	Ajustes Acumulados de Conversão em Moeda Estrangeira	1.851	6.366	-53	-927
4.03	Resultado Abrangente Consolidado do Período	4.653	114	12.415	28.721
4.03.01	Atribuído a Sócios da Empresa Controladora	4.653	114	12.415	28.721

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DFs Consolidadas / Demonstração do Fluxo de Caixa - Método Indireto

(Reais Mil)

Código da Conta	Descrição da Conta	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
6.01	Caixa Líquido Atividades Operacionais	27.309	81.421
6.01.01	Caixa Gerado nas Operações	87.453	98.443
6.01.01.01	Lucro Líquido do Período	-6.252	29.648
6.01.01.02	Depreciação e Amortização	73.593	55.938
6.01.01.04	Adição e (reversão) para Créditos de Liquidação Duvidosa	5.211	-92
6.01.01.05	Perdas (ganhos) na baixa/alienação de bens	1.721	1.296
6.01.01.06	Adição e (reversão) de ajustes a valor presente	3.055	3.400
6.01.01.08	Encargos Financeiros	17.454	17.136
6.01.01.09	Impostos Diferidos	-1.528	4.977
6.01.01.10	Impostos Correntes	6.140	4.635
6.01.01.11	Plano de Opção de Compras de Ações	-1.044	9.990
6.01.01.12	Rendimento Aplicações Financeiras	-11.199	-12.422
6.01.01.13	Provisão para contigências	613	1.785
6.01.01.17	Outras Receitas Operacionais	-2.265	-18.173
6.01.01.19	Efeito da Aplicação da Hiperinflação	1.954	325
6.01.02	Variações nos Ativos e Passivos	-60.144	-17.022
6.01.02.01	Contas a Receber de Clientes	-52.989	-40.439
6.01.02.03	Impostos a Recuperar	-6.926	4.677
6.01.02.04	Outras Créditos e Depósitos Judiciais	-8.352	1.297
6.01.02.05	Fornecedores	-179	-677
6.01.02.06	Obrigações Trabalhistas	27.259	20.552
6.01.02.07	Impostos e Contribuições a Recolher	-8.114	-6.029
6.01.02.08	Receita Diferida	-9.869	-10.399
6.01.02.10	Outras Contas a Pagar	1.335	16.314
6.01.02.11	Imposto de Renda e Contribuição Social Pagos	-2.309	-2.318
6.02	Caixa Líquido Atividades de Investimento	136.069	-10.330
6.02.01	Aquisição de Ativo Imobilizado	-21.018	-9.682
6.02.02	Aquisição de Ativo Intangivel	-39.150	-60.801
6.02.03	Aquisição de Sociedade, Líquido de Caixa e Equivalentes de Caixa	-129.909	-73.885
6.02.06	Aplicações Financeiras	-274.715	-235.137
6.02.12	Resgate de Aplicação Financeira	600.861	369.175
6.03	Caixa Líquido Atividades de Financiamento	-206.450	713.640
6.03.02	Pagamentos de Empréstimos e Financiamentos	-10.344	-21.169
6.03.03	Encargos Financiamentos Pagos	-5.475	-9.983
6.03.04	Pagamentos de Aquisição de Controladas	-35.641	-24.093
6.03.05	Pagamentos de Arrendamento Mercantil	-35.377	-6.784
6.03.06	Aporte de Capital de Acionistas	0	156.980
6.03.07	Gastos com Emissão de Ações	0	-31.293
6.03.08	Adiantamento para Futuro Aumento de Capital	300	0
6.03.09	Ações em Tesouraria	-99.999	0
6.03.10	Antecipação de Dividendos Pagos	-19.914	-25.000
6.03.12	Ágio na Subscrição de Ações	0	674.982
6.04	Variação Cambial s/ Caixa e Equivalentes	10.250	-927
6.05	Aumento (Redução) de Caixa e Equivalentes	-32.822	783.804

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DFs Consolidadas / Demonstração do Fluxo de Caixa - Método Indireto

(Reais Mil)

Código da Conta	Descrição da Conta	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
6.05.01	Saldo Inicial de Caixa e Equivalentes	75.898	49.850
6.05.02	Saldo Final de Caixa e Equivalentes	43.076	833.654

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DFs Consolidadas / Demonstração das Mutações do Patrimônio Líquido / DMPL - 01/01/2020 à 30/06/2020

(Reais Mil)

Código da Conta	Descrição da Conta	Capital Social Integralizado	Reservas de Capital, Opções Outorgadas e Ações em Tesouraria	Reservas de Lucro	Lucros ou Prejuízos Acumulados	Outros Resultados Abrangentes	Patrimônio Líquido	Participação dos Não Controladores	Patrimônio Líquido Consolidado
5.01	Saldos Iniciais	645.447	939.651	210.877	0	-6.131	1.789.844	0	1.789.844
5.03	Saldos Iniciais Ajustados	645.447	939.651	210.877	0	-6.131	1.789.844	0	1.789.844
5.04	Transações de Capital com os Sócios	0	-101.043	-10.281	0	0	-111.324	0	-111.324
5.04.06	Dividendos	0	0	-10.281	0	0	-10.281	0	-10.281
5.04.08	Plano de Opção de Ações	0	-1.044	0	0	0	-1.044	0	-1.044
5.04.10	Recompra de Ações	0	-100.374	0	0	0	-100.374	0	-100.374
5.04.11	Exercício de Stock Options	0	375	0	0	0	375	0	375
5.05	Resultado Abrangente Total	0	0	1.252	-6.252	6.366	1.366	0	1.366
5.05.01	Lucro Líquido do Período	0	0	0	-6.252	0	-6.252	0	-6.252
5.05.02	Outros Resultados Abrangentes	0	0	0	0	6.366	6.366	0	6.366
5.05.02.04	Ajustes de Conversão do Período	0	0	0	0	6.366	6.366	0	6.366
5.06.03	Reclassificações para o Resultado	0	0	1.252	0	0	1.252	0	1.252
5.06.03.02	Efeito da Aplicação da IAS 29 (Hiperinflação)	0	0	1.252	0	0	1.252	0	1.252
5.07	Saldos Finais	645.447	838.608	201.848	-6.252	235	1.679.886	0	1.679.886

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DFs Consolidadas / Demonstração das Mutações do Patrimônio Líquido / DMPL - 01/01/2019 à 30/06/2019

(Reais Mil)

Código da Conta	Descrição da Conta	Capital Social Integralizado	Reservas de Capital, Opções Outorgadas e Ações em Tesouraria	Reservas de Lucro	Lucros ou Prejuízos Acumulados	Outros Resultados Abrangentes	Patrimônio Líquido	Participação dos Não Controladores	Patrimônio Líquido Consolidado
5.01	Saldos Iniciais	488.467	369.879	201.693	0	-2.830	1.057.209	0	1.057.209
5.03	Saldos Iniciais Ajustados	488.467	369.879	201.693	0	-2.830	1.057.209	0	1.057.209
5.04	Transações de Capital com os Sócios	156.980	653.679	-22.236	0	0	788.423	0	788.423
5.04.01	Aumentos de Capital	156.980	0	0	0	0	156.980	0	156.980
5.04.02	Gastos com Emissão de Ações	0	-31.293	0	0	0	-31.293	0	-31.293
5.04.06	Dividendos	0	0	-22.236	0	0	-22.236	0	-22.236
5.04.08	Plano de Opção de Ações	0	9.990	0	0	0	9.990	0	9.990
5.04.09	Ágio na Subscrição de Capital	0	674.982	0	0	0	674.982	0	674.982
5.05	Resultado Abrangente Total	0	0	971	29.648	-927	29.692	0	29.692
5.05.01	Lucro Líquido do Período	0	0	0	29.648	0	29.648	0	29.648
5.05.02	Outros Resultados Abrangentes	0	0	0	0	-927	-927	0	-927
5.05.02.04	Ajustes de Conversão do Período	0	0	0	0	-927	-927	0	-927
5.05.03	Reclassificações para o Resultado	0	0	971	0	0	971	0	971
5.05.03.02	Efeito da Aplicação da IAS 29 (Hiperinflação)	0	0	971	0	0	971	0	971
5.07	Saldos Finais	645.447	1.023.558	180.428	29.648	-3.757	1.875.324	0	1.875.324

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DFs Consolidadas / Demonstração do Valor Adicionado

(Reais Mil)

Código da Conta	Descrição da Conta	Acumulado do Atual Exercício 01/01/2020 à 30/06/2020	Acumulado do Exercício Anterior 01/01/2019 à 30/06/2019
7.01	Receitas	467.398	427.928
7.01.01	Vendas de Mercadorias, Produtos e Serviços	470.193	411.086
7.01.02	Outras Receitas	2.354	16.949
7.01.04	Provisão/Reversão de Créds. Liquidação Duvidosa	-5.149	-107
7.02	Insumos Adquiridos de Terceiros	-115.185	-101.076
7.02.01	Custos Prods., Mercs. e Servs. Vendidos	-33.376	-28.717
7.02.02	Materiais, Energia, Servs. de Terceiros e Outros	-78.897	-68.337
7.02.03	Perda/Recuperação de Valores Ativos	-2.912	-4.022
7.03	Valor Adicionado Bruto	352.213	326.852
7.04	Retenções	-75.279	-55.938
7.04.01	Depreciação, Amortização e Exaustão	-75.279	-55.938
7.05	Valor Adicionado Líquido Produzido	276.934	270.914
7.06	Vlr Adicionado Recebido em Transferência	21.587	17.069
7.06.02	Receitas Financeiras	21.587	17.069
7.07	Valor Adicionado Total a Distribuir	298.521	287.983
7.08	Distribuição do Valor Adicionado	298.521	287.983
7.08.01	Pessoal	213.822	178.077
7.08.01.01	Remuneração Direta	178.460	145.176
7.08.01.02	Benefícios	20.892	21.222
7.08.01.03	F.G.T.S.	14.470	11.679
7.08.02	Impostos, Taxas e Contribuições	53.047	51.689
7.08.02.01	Federais	38.015	38.889
7.08.02.02	Estaduais	2.713	2.432
7.08.02.03	Municipais	12.319	10.368
7.08.03	Remuneração de Capitais de Terceiros	37.904	28.569
7.08.03.01	Juros	34.781	27.557
7.08.03.02	Aluguéis	3.123	1.012
7.08.04	Remuneração de Capitais Próprios	-6.252	29.648
7.08.04.03	Lucros Retidos / Prejuízo do Período	-6.252	29.648

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Comentário do Desempenho

Senhores Acionistas,

A Administração da Linx S.A. ("Linx", "Companhia") submete à apreciação de Vossas Senhorias as Demonstrações Contábeis relativas aos períodos findos em 30 de junho de 2020 ("2º trimestre de 2020", "2T20") comparativamente a 30 de junho de 2019 ("2º trimestre de 2019", "2T19").

A Linx, presente no mercado há 35 anos, é líder em tecnologias para o varejo, utilizando a nuvem, big data, inteligência artificial, entre outras inovações, para criar um amplo portfólio de soluções transacionais e de performance, que incluem softwares de gestão (POS - ponto de venda e ERP - "enterprise resource planning"), SaaS ("software as a service") com destaque para Digital (OMS e e-commerce), serviços financeiros (TEF e sub-adquirência) e cross selling (NFCe e conectividade), entre muitas outras.

AOS NOSSOS ACIONISTAS

Durante o segundo trimestre de 2020, o Brasil viveu seu mais intenso período de distanciamento social até o momento, incluindo medidas para o fechamento de estabelecimentos comerciais não ligados a serviços essenciais, impactando grande parte da nossa base de clientes.

A Linx transformou a crise em oportunidade através de sua capacidade de gerar valor para o varejista com a sua plataforma end-to-end, proporcionando em muitos casos tecnologias que garantiram a continuidade das operações, principalmente com a oferta de soluções de Linx Digital. Como resultado, tivemos uma forte aceleração do processo de transformação digital nos últimos meses. Além das parcerias com os mais relevantes marketplaces do Brasil, a Linx lançou novas ofertas como a Linx Commerce para Farmácias com 60 mil SKU´s pré-cadastrados, integração com o marketplace da B2W, e com go-live em cerca de 3 dias após a assinatura do contrato. Outras soluções já existentes tiveram grande aumento na demanda, como o aplicativo da Neemo que foi expandido para atender também lojas de conveniência e o Link de Pagamentos que pode ser enviado para o cliente efetuar o pagamento de uma compra via aplicativos de mensagens e já está integrado com o ERP da loja.

Iniciativas lançadas no final de junho incluem o Linx Gestão de Fluxo, capaz de calcular a ocupação de ambientes como lojas e shoppings e a parceria da PinPag com a Associação Paulista de Medicina (APM), oferecendo a solução de pagamentos para médicos. A Linx também iniciou neste trimestre o primeiro projeto piloto de uma evolução funcional da plataforma de e-commerce com capacidades omni para atender também o varejista médio brasileiro.

Tudo isso só é possível devido ao constante investimento da Linx em P&D, permitindo que a Companhia esteja sempre preparada para enfrentar novas contingências e tenha capacidade de adaptar seus produtos e serviços de maneira ágil e assertiva. Esta estratégia também permite a captura de clientes por múltiplas portas de entrada e aumento do potencial de cross-sell, reforçada com a expansão do número de franquias e parcerias com agências para aumentar os pontos de contato com o varejista.

Como resultado, a Linx demonstrou a resiliência do seu negócio através do modelo SaaS, baseado em receita recorrente. Adicionalmente, a Companhia não registrou impactos materiais em churn ao longo do trimestre em função do perfil diferenciado de sua base de clientes, além da baixa representatividade das mensalidades cobradas sobre o faturamento dos varejistas. Houve, no entanto, negociações analisadas caso-a-caso sobre os vencimentos das faturas, conforme o relacionamento com o cliente, totalizando no trimestre um volume de postergações de pagamentos de R$54 milhões, dos quais 42% foram pagos dentro do prazo, 45% a vencer e 13% estão em fase de renegociação. Como resultado, a PCLD atingiu R$5,1 milhões no 2T20, representando 2,4% sobre a receita líquida, uma expansão de 80 bps frente ao trimestre anterior.

Importante salientar que o Comitê de Crise criado em meados de março continua operando para acompanhamento dos impactos do COVID-19. Além das diversas medidas para proteção de todos os nossos colaboradores e campanhas internas

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Comentário do Desempenho

para conscientização, a Linx adotou diversas medidas para preservação de caixa, algo refletido de forma positiva na evolução trimestral de custos e despesas e na expansão da margem EBITDA no período.

Continuamos operando normalmente e **reafirmamos nosso compromisso com o longo prazo**, garantindo a segurança do nosso time, o atendimento aos clientes e fornecedores, e consequentemente, com o negócio. Seguimos nossa estratégia de aquisições de empresas com foco em soluções que completam nosso portfólio de soluções para pequenas empresas e cross-sell para os clientes de Linx Core. Para tanto, continuamos investindo em inovação e no nosso time que vem trazendo **importantes reconhecimentos para a Linx, conforme pesquisas da IDC e da Institutional Investor**, em busca do nosso objetivo de aproximar cada vez mais pessoas e tecnologia por meio de experiências de compra apaixonantes mundo afora. Como sempre, agradecemos a confiança e permanecemos à disposição.

Alberto Menache & Time Linx

#soulinx

Declaração da Diretoria Estatutária

Em observância às disposições constantes em instruções CVM, o Conselho da Administração, o Comitê de Auditoria e o Conselho Fiscal da Linx declaram que discutiram, revisaram e concordaram com as conclusões expressas no relatório de auditoria dos auditores independentes e com as demonstrações contábeis trimestrais relativas aos períodos de três e seis meses findos em 30 de junho de 2020, autorizando a sua divulgação.

Relacionamento com Auditores Independentes

As demonstrações contábeis da Companhia e das suas controladas são auditadas pela Ernst & Young Auditores Independentes.

A política de atuação da Companhia na contratação de serviços não relacionados à auditoria externa busca avaliar a existência de conflito de interesses, assim, são avaliados os seguintes aspectos: o auditor não deve (i) auditar o seu próprio trabalho; (ii) exercer funções gerenciais no seu cliente e (iii) promover os interesses do seu cliente.

São Paulo, 11 de agosto de 2020.

A Diretoria

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Notas Explicativas

Linx S.A.

Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

1. Contexto operacional

Fundada em 1985 e com sede na Avenida Doutora Ruth Cardoso, 7221, 7º andar, São Paulo - Capital, a Linx S.A. ("Companhia" ou "Linx"), uma sociedade anônima, que por meio de suas controladas fornece ao setor varejista na América Latina soluções de software de gestão em ERP (*Enterprise Resource Planning*) e POS (*Point of Sale* ou *Point of Service*), soluções de conectividade TEF (*Electronic Funds Transfer*), *e-commerce,* CRM *(Customer Relationship Management*) e OMS *(Order Management System),* e meios de pagamento . A Companhia oferece tecnologia inovadora e escalável, com foco e especialização de longo prazo no setor de varejo, seu modelo verticalizado de atuação que combina equipes próprias nas áreas comerciais, de implementação, consultoria e suporte por meio do nosso modelo de negócios diferenciado.

A Linx abriu seu capital em 8 de fevereiro de 2013 e as ações da Companhia estão listadas no segmento "Novo Mercado" da Bolsa de Valores de São Paulo B3 e são negociadas sob o código "LINX3".

Em 26 de junho de 2019 por meio de ações ordinárias e emissão de *American Depositary Shares* ("ADS") a Linx abriu seu capital na bolsa de New York Stock Exchange ("NYSE") sob o código "LINX" e tem por atividade a participação em outras sociedades comerciais ou civis, nacional ou estrangeira, como sócia, acionista, cotista e ainda, a representação de outras sociedades de qualquer natureza no Brasil ou no exterior e a administração de bens próprios e de terceiros.

2. Base de preparação e apresentação das informações financeiras intermediárias

2.1. Declaração de conformidade

As informações financeiras intermediárias individuais e consolidadas foram preparadas de acordo com o pronunciamento técnico CPC 21 (R1) – Demonstração Intermediária, emitido pelo Comitê de Pronunciamentos Contábeis e equivalente a norma internacional de contabilidade IAS 34 – *Interim Financial Reporting,* emitida pelo *International Accounting Standards Board (IASB)* aplicáveis à elaboração da Informação Trimestral - ITR, e apresentadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, aplicáveis à elaboração da Informação Trimestral - ITR.

A apresentação da Demonstração do Valor Adicionado (DVA) é requerida pela legislação societária brasileira e pelas práticas contábeis adotadas no Brasil aplicáveis às companhias abertas. As IFRS não requerem a apresentação dessa demonstração. Como consequência, pelas IFRS, essa demonstração está apresentada como informação suplementar, sem prejuízo do conjunto das informações financeiras intermediárias.

Todas as informações relevantes próprias das informações financeiras intermediárias e somente elas, estão sendo evidenciadas e estas correspondem às utilizadas pela Administração na sua gestão.

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Notas Explicativas

Linx S.A.

Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

2.2. Base de preparação e apresentação

As informações financeiras intermediárias individuais e consolidadas foram preparadas utilizando o custo histórico como base de valor, exceto pela valorização de certos ativos e passivos como aqueles advindos de combinações de negócios e instrumentos financeiros, os quais são mensurados pelo valor justo. As informações financeiras intermediárias individuais e consolidadas apresentam informações comparativas em relação ao período anterior.

As informações financeiras intermediárias individuais e consolidadas da Companhia foram elaboradas com base no Real ("R$") como moeda funcional e de apresentação, estão expressas em milhares de Reais, exceto quando indicado de outra forma.

As informações financeiras intermediárias individuais e consolidadas foram elaboradas com apoio de bases de avaliação utilizadas nas estimativas contábeis. As estimativas contábeis envolvidas na preparação das informações financeiras intermediárias individuais e consolidadas foram apoiadas em fatores objetivos e subjetivos, com base no julgamento da Administração para determinação do valor adequado a ser registrado nas informações financeiras intermediárias individuais e consolidadas. Itens significativos sujeitos a essas estimativas e premissas incluem a seleção de vidas úteis do ativo imobilizado e do intangível e de sua recuperabilidade nas operações, recuperabilidade de tributos diferidos, avaliação dos ativos financeiros pelo valor justo, análise do risco de crédito para determinação da provisão para perdas estimadas em créditos de liquidação duvidosa, assim como a análise dos demais riscos para determinação de outras provisões, inclusive para contingências.

A liquidação e incertezas das transações envolvendo julgamento e premissas dessas estimativas poderá resultar em valores significativamente divergentes dos registrados nas informações financeiras intermediárias individuais e consolidadas devido ao tratamento probabilístico inerente ao processo de estimativa. Estimativas e premissas são revistas pelo menos anualmente pela Companhia.

Entre as rubricas de pagamentos de empréstimos e financiamentos e pagamentos de arrendamento mercantil, nas demonstrações dos fluxos de caixa, para as informações financeiras intermediárias de 30 de junho de 2019, houve reclassificação a fim de permitir a comparabilidade com as informações de 30 de junho de 2020.

A emissão das informações financeiras intermediárias individuais e consolidadas foram aprovadas pelo Conselho de Administração em 11 de agosto de 2020.

2.3. Covid-19

Em 11 de março de 2020, a Organização Mundial da Saúde (OMS) declarou pandemia global. Ainda em março, a Linx elaborou e colocou em prática um plano abrangendo diversas medidas preventivas necessárias para minimizar os efeitos da pandemia, dentre as quais destacam-se:

- Criação de um Comitê de Crise para avaliar continuamente a evolução do COVID-19, possíveis impactos e medidas necessárias, além de monitorar todas as

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determinações tomadas pelas autoridades competentes nas regiões em que tem operação;

- Suspensão ou postergação das viagens de negócios nacionais e internacionais; e

- Definição de home office para todos os Colaboradores a partir de 16 de março, visando diminuir a densidade populacional em seus escritórios como estratégia de mitigar os riscos de transmissão do vírus.

Posteriormente, a Companhia tomou diversas medidas que envolveram a antecipação e redução dos custos de operações de nuvem, desaceleração do ritmo de aquisições, congelamento da abertura de vagas ou promoções, cancelamento de viagens de negócios, diminuição dos pedidos de compras, redução de custos com terceiros e negociação de aluguel dos escritórios. Também foram efetuadas negociações com o Banco Nacional de Desenvolvimento Econômico e Social (BNDES), com sindicatos que representam nossos funcionários e os prazos foram renegociados com fornecedores. Ações complementares envolveram a renegociação e postergação de condições com clientes (a Linx tem procurado negociar caso a caso os vencimentos das faturas, conforme o relacionamento com o cliente), avaliação das perspectivas futuras por cada área de negócio e redução de distribuição de dividendos referente ao exercício de 2019.

Durante o segundo trimestre de 2020, o Brasil viveu seu mais intenso período de distanciamento social até o momento, incluindo medidas para o fechamento de estabelecimentos comerciais não ligados a serviços essenciais, impactando grande parte da base de clientes da Linx.

A Companhia não pode prever a extensão e a duração das medidas adotadas pelos governos nos países em que a Companhia e suas controladas operam e, portanto, não pode prever os impactos diretos e indiretos do coronavírus sobre seus negócios, resultados operacionais e condição financeira. Os possíveis efeitos nos negócios da Companhia dependerão da evolução dos seguintes fatores:

- Duração da pandemia;

- Ações governamentais, empresariais e individuais que foram e continuam sendo tomadas em resposta à pandemia;

- O impacto da pandemia na atividade econômica;

- O tempo que levará para a atividade econômica retornar aos níveis anteriores;

- O efeito sobre os clientes da Companhia e a demanda por seus produtos e serviços;

- Capacidade dos clientes da Companhia de pagar pelos serviços; e

Tais impactos, se houver, podem resultar em efeito material adverso para os nossos negócios, liquidez, condição financeira e resultados de operações. Assim, a extensão dos

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impactos da COVID-19 em nosso negócio depende de eventos futuros, que são altamente incertos e imprevisíveis, além de estarem fora do nosso controle, tendo em vista a possibilidade de surgirem novas informações sobre a gravidade do vírus, o alcance do surto e as ações necessárias para conter a pandemia ou tratar seu impacto, dentre outros.

Desta forma, o Comitê de Crise criado em março continua operando para acompanhamento dos impactos do COVID-19.

Adicionalmente, a Companhia avaliou as circunstâncias que poderiam indicar o impairment de seus ativos não financeiros e concluiu que não houve mudanças nas circunstâncias que indicariam uma perda por impairment. Como a pandemia ainda está avançando, o impacto financeiro resultante do coronavírus nas unidades geradoras de caixa da Companhia ("UGC"), se houver, não pode ser estimado com exatidão no momento.

3. Resumo das principais políticas contábeis

As informações financeiras intermediárias individuais e consolidadas aqui apresentadas foram preparadas com base nas políticas, práticas contábeis e métodos de cálculo de estimativas adotados na elaboração das demonstrações financeiras anuais do exercício findo em 31 de dezembro de 2019, divulgadas em 30 de junho de 2020, na qual estão apresentadas detalhadamente.

A seguir, apresentaremos um resumo das principais políticas contábeis adotadas pela Companhia, deixando em evidência somente as informações consideradas relevantes pela Administração.

3.1. Apresentação de informações por segmentos

Um segmento operacional é um componente da Companhia que desenvolve atividades de negócio para obter receitas e incorrer em despesas. Os segmentos operacionais refletem a forma como a Administração da Companhia revisa as informações financeiras para tomada de decisão. A Administração da Companhia identificou os segmentos operacionais, que atendem aos parâmetros quantitativos e qualitativos de divulgação e representam principalmente tipos de negócios sendo Linx Software e Linx Pay Meios de Pagamento Ltda e suas controladas.

3.2. Base de consolidação

As informações financeiras intermediárias consolidadas compreendem as informações financeiras da Companhia e suas controladas em 30 de junho de 2020. O controle é obtido quando a Companhia estiver exposta ou tiver direito a retornos variáveis com base em seu envolvimento com a investida e tiver a capacidade de afetar esses retornos por meio do poder exercido em relação à investida. Especificamente, a Companhia controla uma investida se, e apenas se, tiver:

- Poder em relação à investida (ou seja, direitos existentes que lhe garantem a atual capacidade de dirigir as atividades pertinentes da investida);

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- Exposição ou direito a retornos variáveis com base em seu envolvimento com a investida;

- A capacidade de usar seu poder em relação à investida para afetar os resultados.

A Companhia reavalia se exerce controle ou não de uma investida se fatos e circunstâncias indicarem que há mudanças em um ou mais dos três elementos de controle. A consolidação de uma controlada tem início quando a Companhia obtiver controle em relação à controlada e finaliza quando a Companhia deixar de exercer o mencionado controle. Ativo, passivo e resultado de uma controlada adquirida ou alienada durante o exercício são incluídos nas demonstrações financeiras consolidadas a partir da data em que a Companhia obtiver controle até a data em que a Companhia deixar de exercer o controle sobre a controlada.

Quando necessário, são efetuados ajustes às informações financeiras das controladas para adequar as suas políticas contábeis, em conformidade com as políticas contábeis da Companhia. Todos os ativos e passivos de partes relacionadas, patrimônio, receitas, despesas e fluxos de caixa referentes as transações entre as partes relacionadas são eliminados integralmente no processo de consolidação.

Nas demonstrações financeiras intermediárias individuais da controladora as informações financeiras das controladas são reconhecidas através do método de equivalência patrimonial.

As informações financeiras intermediárias individuais e consolidadas incluem as informações da Linx S.A., e suas controladas relevantes a seguir relacionadas:

	% Participação	
	30/06/2020	**31/12/2019**
Controladas		
Linx Sistemas e Consultoria Ltda.	**99,99%**	99,99%
Linx Telecomunicações Ltda.	**99,99%**	99,99%
Controladas indiretas		
Napse S.R.L.	**100,00%**	100,00%
Synthesis Holding LLC.	**100,00%**	100,00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	**100,00%**	100,00%
Santander Moving Tech RF Referenciado DI CP FI	**100,00%**	100,00%
Sback Tecnologia da Informação Ltda. (***)	**-**	100,00%
Linx Pay Meios de Pagamentos Ltda.	**100,00%**	100,00%
Hiper Software S.A.	**100,00%**	100,00%
SetaDigital Sistemas Gerenciais Ltda. (***)	**-**	100,00%
Esmeralda Serviços Digitais Ltda. (**)	**100,00%**	-
Safira Serviços Digitais Ltda (**)	**100,00%**	-
Ametista Serviços Digitais Ltda (**)	**100,00%**	-
Diamante Serviços Digitais Ltda (**)	**100,00%**	-
RRA Ferreira ME (*)	**100,00%**	-

(*) Empresa adquirida pela Linx Sistemas 2 de fevereiro de 2020
(**) Empresas adquiridas pela Linx Pay em 30 de janeiro de 2020
(***) Empresas incorporadas pela Linx Sistemas durante o exercício de 2020

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A Linx S.A é controladora direta das seguintes empresas:

Linx Sistemas e Consultoria Ltda. ("Linx Sistemas"): atuante no desenvolvimento de softwares de gestão no segmento de varejo, prestação de suporte técnico, consultoria e treinamento.

Linx Telecomunicações Ltda. ("Linx Telecomunicações"): atuante na prestação de serviços de telecomunicações em geral, assim entendida na transmissão de voz, dados, imagens e sons por quaisquer meios, incluindo-se serviços de redes e circuitos, telefonia, por quaisquer sistemas, inclusive, pela internet.

A Linx S.A é controladora indireta das seguintes empresas:

Napse S.R.L. ("Napse"): atuante no desenvolvimento e comercialização de softwares de automação de ponto de venda (POS), soluções para meios de pagamento eletrônico (TEF) e motor de promoções para grandes cadeias varejistas nos principais mercados da América Latina.

Synthesis Holding LLC. ("Synthesis"): holding pertencente ao grupo Napse e controladora das empresas Synthesis US LLC (Estados Unidos da América), Synthesis I.T. e Retail Americas S.R.L. (México).

Retail Renda Fixa Crédito Privado Fundo de Investimento ("Retail Renda Fixa"): fundo de investimento exclusivo e reservado para as operações de investimentos das empresas da Companhia e suas controladas.

Santander Moving Tech RF Referenciado DI CP FI ("Santander Moving Tech"): fundo de investimento exclusivo e reservado para as operações de investimentos da Companhia.

Linx Pay Meios de Pagamentos Ltda. ("Linx Pay"): atua com a finalidade de agregar todas as iniciativas da Companhia relacionadas à fintech como TEF (gateway de pagamentos), DUO (Smart POS) e o recém lançado Linx Pay Easy (subadquirência), além dos novos produtos alinhados ao posicionamento estratégico da Linx nessa área.

Hiper Software S.A. ("Hiper"): atua com foco em soluções SaaS (software como serviço) para micros e pequenos varejistas.

Esmeralda Serviços Digitais Ltda. (''PinPag"): *fintech* especializa em meios eletrônicos de pagamento e oferece soluções personalizadas e disruptivas de parcelamento para o varejo.

Safira Serviços Digitais Ltda. (''PinPag"): *fintech* especializa em meios eletrônicos de pagamento e oferece soluções personalizadas e disruptivas de parcelamento para o varejo.

Ametista Serviços Digitais Ltda. (''PinPag"): *fintech* especializa em meios eletrônicos de pagamento e oferece soluções personalizadas e disruptivas de parcelamento para o varejo.

Diamante Serviços Digitais Ltda. (''PinPag"): *fintech* especializa em meios eletrônicos de pagamento e oferece soluções personalizadas e disruptivas de parcelamento para o varejo.

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RRA Ferreira ME. ("Neemo"): atuante em soluções de *delivery* personalizado através da integração do aplicativo de delivery do estabelecimento e sua plataforma de e-commerce.

3.3. Pronunciamentos novos ou revisados aplicados pela primeira vez em 2020

Essas informações financeiras intermediárias individuais e consolidadas foram elaboradas seguindo a base de preparação e políticas contábeis consistentes com aquelas adotadas na elaboração das demonstrações financeiras do exercício social encerrado em 31 de dezembro de 2019 (Nota Explicativa 3 – "Principais Políticas Contábeis") e devem ser analisadas em conjunto com essas informações financeiras intermediárias, além dos novos pronunciamentos, interpretações e alterações, que entraram em vigor a partir 1º de janeiro de 2020, descritos a seguir:

	Normas e emendas a normas
Alterações ao IFRS 3/CPC 15 (R1)	Em outubro de 2018, o IASB emitiu alterações à definição de negócios no IFRS 3, sendo essas alterações refletidas na revisão 14 do CPC, alterando o CPC 15 (R1) para ajudar as entidades a determinar se um conjunto adquirido de atividades e ativos consiste ou não em um negócio.
Alterações ao IAS 1/CPC 26 (R1) e IAS 8/CPC 23	Alinha a definição de "omissão material" ou "divulgação distorcida material" em todas as normas e esclarecer certos aspectos da definição.
Alterações ao IAS 39/CPC 38, CPC IFRS 7/40 (R1) e IFRS 9/CPC 48	Aborda sobre a reforma nas taxas de juros utilizadas como referências de mercado, que serão finalizadas em períodos futuros.
Emenda à IFRS 16/CPC 06(R2) - Covid-19	Concede ao arrendatário uma isenção de avaliar se uma concessão de aluguel relacionada ao COVID-19 é uma modificação do arrendamento ou não.

A Companhia e suas controladas não esperam impactos relevantes em decorrência das normas e interpretações emitidas.

3.4. Novas normas, alterações e interpretações de normas emitidas que não entraram em vigor

Na data de elaboração destas informações financeiras intermediárias, as seguintes emissões e alterações haviam sido publicadas, porém não eram de aplicação obrigatória. A Companhia e suas controladas não adotaram antecipadamente qualquer pronunciamento, interpretação que tenha sido emitido, cuja aplicação não é obrigatória.

As normas e interpretações emitidas, mas ainda não vigentes, até a data de emissão das informações financeiras intermediárias são divulgadas abaixo:

	Normas e emendas a normas	Data efetiva (períodos anuais iniciados em ou após)
IFRS 17/CPC 50	Contratos de Seguros	1º de janeiro de 2021

A Companhia e suas controladas não esperam impactos relevantes em decorrência das normas e interpretações emitidas, mas ainda não vigentes.

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4. Reestruturação societária

4.1. Incorporação Sback

Em 1º de abril de 2020, foi efetivada a incorporação da Sback Tecnologia da informação Ltda., onde o acervo líquido foi consolidado pela controlada Linx Sistemas e Consultoria Ltda.

O quadro abaixo demonstra o valor contábil em 29 de fevereiro de 2020 do acervo líquido incorporado da Sback Tecnologia da informação Ltda:

Ativo		**Passivo**	
Caixa e equivalente de caixa	21	Fornecedores	155
Aplicações financeiras	12.500	Obrigações sociais	775
Contas a receber	2.890	Débitos com partes relacionadas	436
Tributos a recuperar	182	Obrigações tributárias	113
Créditos com partes relacionadas	2	Imposto de renda e contribuição social	257
Outros créditos	481	Receita Diferida	1.179
Ativo circulante	**16.076**	Outros passivos	2
		Passivo circulante	**2.917**
Outros Créditos	127		
Imobilizado	119	Outros passivos	127
Ativo não circulante	**246**	**Passivo não circulante**	**127**
		Capital social	100
		Prejuízos acumulados	13.178
		Patrimônio líquido	**13.278**
Total do ativo	**16.322**	**Total do passivo e patrimônio líquido**	**16.322**

O acervo líquido da Sback Tecnologia da Informação Ltda., foi avaliado por peritos que emitiram laudo de avaliação do patrimônio líquido da sociedade em 17 de março de 2020. A incorporação da Sback Tecnologia da Informação Ltda, não acarretou em aumento de capital ou alterações nas participações acionárias da Companhia.

4.2. Incorporação Seta

Em 1º de junho de 2020, foi efetivada a incorporação da SetaDigital Sistemas Gerenciais Ltda., onde o acervo líquido foi consolidado pela controlada Linx Sistemas e Consultoria Ltda.

O quadro abaixo demonstra o valor contábil em 30 de abril de 2020 do acervo líquido incorporado da SetaDigital Sistemas Gerenciais Ltda.:

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Ativo		Passivo	
Caixa e equivalente de caixa	2.636	Fornecedores	48
Contas a receber	1.865	Obrigações sociais	624
Outros créditos	68	Obrigações tributárias	176
Ativo circulante	4.569	Imposto de renda e contribuição social	147
		Outros passivos	2
Imobilizado	493	**Passivo circulante**	**997**
Intangível	44		
Ativo não circulante	537	Outros passivos	
		Passivo não circulante	
		Capital social	1.800
		Prejuízos acumulados	2.309
		Patrimônio líquido	**4.109**
Total do ativo	5.106	**Total do passivo e patrimônio líquido**	5.106

O acervo líquido da SetaDigital Sistemas Gerenciais Ltda., foi avaliado por peritos que emitiram laudo de avaliação do patrimônio líquido da sociedade em 14 de maio de 2020. A incorporação da SetaDigital Sistemas Gerenciais Ltda., não acarretou em aumento de capital ou alterações nas participações acionárias da Companhia.

5. Combinação de negócios

5.1. Aquisição PinPag

Em 30 de janeiro de 2020, a Linx Pay Meios de Pagamentos Ltda., controlada integral da Linx S.A., adquiriu 100% do capital social das empresas Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais e Diamante Serviços Digitais Ltda. ("PinPag"), que atuam no segmento de meios de pagamento como subcredenciadores e facilitadores de pagamentos, atuando também como correspondente bancário de determinados Bancos para consecução de suas atividades. A principal motivação para a aquisição das sociedades é reforçar sua estratégia de expansão de ofertas, serviços e produtos para meios de pagamento, representando uma importante oportunidade de crescimento para a Companhia.

O preço foi de R$ 200.000, a ser pago da seguinte forma:

(i) R$ 125.000 pagos no fechamento do contrato;

(ii) R$ 10.000 pagos após os vendedores terem comprovados a aquisição das ações ordinárias de emissão da Linx S.A.;

(iii) R$ 5.000 parcelas retidas;

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(iv) Contraprestação contingente adicional ("Custo de Aquisição de Negócios") de até R$ 60.000 (valor justo em 30 de junho de 2020 é de R$ 33.935), como segue:

Após a realização de certos objetivos operacionais e financeiros em cada ano e que serão pagos no ano subsequente:

- 2020 - R$ 24.560;
- 2021 - R$ 9.375.

Contraprestação de compra	
Valor pago à vista	125.000
Valor pago na aquisição das ações	10.000
Valor das parcelas retidas	5.000
Valor da parcela contingente (Earn-out)	33.935
Total da contraprestação	**173.935**

Análise do fluxo de caixa da aquisição	
Valor pago à vista	125.000
Caixa líquido adquirido da controlada	(11.396)
Fluxo de caixa das atividades de investimentos	**113.604**

5.2. Aquisição Neemo

Em 02 de fevereiro de 2020, a Linx Sistemas e Consultoria Ltda., controlada integral da Linx S.A., adquiriu 100% do capital social da RRA Ferreira - ME. ("Neemo"), que atua com foco em desenvolvimento de plataformas e aplicativos para varejistas. A principal motivação para a aquisição é reforçar sua estratégia de *cross selling* que visa estimular o cliente a complementar a sua compra inicial, representando uma importante oportunidade de crescimento para a Companhia.

O preço foi de R$ 22.425, a ser pago da seguinte forma:

(i) R$ 14.880 pago no fechamento do contrato;

(ii) R$ 1.500 pago após o vendedor ter comprovado a aquisição das ações ordinárias de emissão da Linx S.A.;

(iii) R$ 1.500 parcelas retidas;

(iv) R$ 1.195 a ser pago em trinta e três parcelas iguais;

(v) Contraprestação contingente adicional ("Custo de Aquisição de Negócios") de até R$ 3.350 (valor justo em 30 de junho de 2020 é de R$ 1.031), como segue:

Após a realização de certos objetivos operacionais e financeiros em cada ano e que serão pagos no ano subsequente:

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- 2020 - R$ 1.031.

Contraprestação de compra	
Valor pago à vista	14.880
Valor pago na aquisição das ações	1.500
Valor das parcelas retidas	1.500
Valor das parcelas complementares	1.195
Valor da parcela contingente (Earn-out)	1.031
Total da contraprestação	**20.106**

Análise do fluxo de caixa da aquisição	
Valor pago à vista	14.880
Valor que será pago na aquisição das ações	1.500
Caixa líquido adquirido da controlada	(75)
Fluxo de caixa das atividades de investimentos	**16.305**

5.3. Mensuração da combinação de negócios

De acordo com o IFRS 3 (R)/CPC 15 (R1) - Combinação de Negócios, o período de mensuração não pode exceder a um ano da data de aquisição, e portanto, até que seja concluída a identificação dos ativos adquiridos e goodwill, deve-se divulgar valores provisórios sujeitos à alteração. As aquisições de negócios são contabilizadas pelo método de aquisição. A contrapartida transferida em uma combinação de negócios é mensurada pelo valor justo, que é calculado pela soma dos valores justos dos ativos transferidos, dos passivos assumidos na data de aquisição junto aos antigos controladores da adquirida e das participações emitidas em troca do controle da adquirida.

5.4. Ativos adquiridos e passivos assumidos

Na data da conclusão da elaboração destas informações financeiras intermediárias individuais e consolidadas, a Companhia encontra-se em fase de revisão e ajuste da determinação do valor justo dos ativos identificáveis adquiridos e dos passivos assumidos das empresas adquiridas. Estima-se que esta análise será concluída em breve, assim que a Administração tiver todas as informações relevantes dos fatos, não ultrapassando o período máximo de 12 meses da data de aquisição.

O ágio preliminar apurado de R$ 186.864 compreende o valor dos benefícios econômicos futuros oriundos das sinergias decorrentes das aquisições. Há expectativa de que o ágio gere benefícios fiscais futuros.

Desde as datas das aquisições, as empresas adquiridas contribuíram para a Companhia com receitas de R$ 22.690 e lucros antes dos tributos de R$ 4.659

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6. Caixa e equivalentes de caixa

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Caixa e bancos – em moeda nacional	**140**	16.371	**19.411**	50.526
Caixa e bancos – em moeda estrangeira	**-**	-	**14.500**	17.448
Aplicações financeiras de curto prazo (*)	**15**	16	**9.165**	7.924
Total (**)	**155**	16.387	**43.076**	75.898

(*) Nos períodos findos em 30 de junho de 2020 e 31 de dezembro de 2019 havia aplicações em moeda estrangeira
(**) Os valores apresentados incluem R$ 5.560 (R$ 9.502 em 31 de dezembro de 2019) referente à Linx Pay Meios de Pagamento Ltda e suas controladas.

As aplicações financeiras de curto prazo, de alta liquidez, são prontamente conversíveis em um montante conhecido de caixa e estão sujeitas a um insignificante risco de mudança de valor.

As aplicações financeiras de curto prazo referem-se substancialmente a Fundo de Renda Fixa remunerado pela taxa de 94,87% do Certificado de Depósito Interbancário (CDI).

A exposição da Companhia e suas controladas a risco e a análise de sensibilidade são divulgadas na Nota Explicativa nº 29.

7. Aplicações financeiras

					Controladora		Consolidado	
Tipo	Nome	Data de aplicação	Vencimento	Taxa rend. médio em relação ao CDI (%)	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Moeda nacional								
Fundo	Retail Renda Fixa Crédito Privado	21/12/2018	Indeterminado	SELIC / LTT	**382.567**	632.341	**457.745**	774.257
Fundo	Moving Tech Renda Fixa	24/03/2020	Indeterminado	92,16%	**101.549**	100.132	**101.560**	100.136
Opções	Opções Box	03/12/2019	03/03/2021	104,80%	-	-	**23.516**	16.901
Renda Fixa	Outros (*)	20/05/2019	01/09/2025	102,50%	-	-	**4.327**	9.034
Total moeda nacional					**484.116**	732.473	**587.148**	900.328
Moeda estrangeira								
Outros	Time Deposit	12/12/2019	10/02/2020	-	-	-	-	4.034
Total moeda estrangeira					-	-	-	4.034
Total (**)					**484.116**	**732.473**	**587.148**	**904.362**
	Ativo circulante				**484.116**	**732.473**	**571.716**	**902.289**
	Ativo não circulante				-	-	**15.432**	**2.073**

(*) Os valores apresentados incluem R$ 2.216 de títulos públicos dados em garantia em operações da Linx Pay.
(**) Os valores apresentados incluem R$ 7.574 (R$ 9.007 em 31 de dezembro de 2019) referente à Linx Pay Meios de Pagamento Ltda e suas controladas.

A Administração tem por política a utilização destes recursos, substancialmente, para fins de pagamentos pontuais, tais como aquisições de empresas, pagamento de JSCP (juros sobre capital

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próprio) e dividendos, não utilizando os recursos aplicados nesta conta para fazer frente a sua necessidade de fluxo de caixa operacional.

A exposição da Companhia e suas controladas a risco e a análise de sensibilidade são divulgadas na nota explicativa n° 29.

8. Contas a receber de clientes

	Consolidado	
	30/06/2020	31/12/2019
Duplicatas a receber:		
A vencer	270.657	248.411
Vencidos	59.942	27.243
	330.599	275.654
Duplicatas a receber exterior:		
A vencer	5.748	12.247
Vencidos	9.747	4.978
	15.495	17.225
Total (*)	346.094	292.879
(-) Perdas estimadas em créditos de liquidação duvidosa	(8.571)	(3.360)
(-) Ajustes a valor presente	(680)	(1.408)
	336.843	288.111
Ativo circulante	322.313	276.626
Ativo não circulante	14.530	11.485

(*) Os valores apresentados incluem R$ 116.253 (R$ 96.026 em 31 de dezembro de 2019) referente à Linx Pay Meios de Pagamento Ltda e suas controladas.

Os títulos líquidos de provisão para perdas e ajuste a valor presente têm a seguinte composição:

	Consolidado	
	30/06/2020	31/12/2019
A vencer	275.652	259.221
Vencidos:		
De 1 a 30 dias	19.580	18.749
De 31 a 60 dias	15.615	2.290
De 61 a 90 dias	13.606	3.663
De 91 a 180 dias	12.390	4.188
	336.843	288.111

A Companhia e suas controladas constitui a PECLD (Perdas Estimadas em Créditos de Liquidação Duvidosa) considerando o histórico de perdas por faixa de vencimento, sendo considerada suficiente pela Companhia e suas controladas para cobrir eventuais perdas. A Companhia e suas controladas também constitui provisão de perdas esperadas para os títulos a receber de clientes que compõem a base de contas a receber em aberto. A Administração acredita que o risco relativo às contas a receber de clientes em geral é minimizado pelo fato de a composição de clientes da Companhia e suas controladas ser diluída.

A movimentação desta provisão no consolidado está demonstrada a seguir:

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Mapa de movimentação da PECLD	Consolidado 30/06/2020	Consolidado 31/12/2019
Saldo inicial	**(3.360)**	(4.215)
Adição de provisão	**(6.416)**	(5.551)
Utilização/reversão	**1.205**	6.406
Saldo final	**(8.571)**	(3.360)

9. Tributos a recuperar

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
IR e CSLL a recuperar ou retidos na fonte	**9.262**	5.975	**25.778**	18.494
ICMS	-	-	**5.624**	5.242
PIS e COFINS	-	-	**1.368**	1.367
Outros (*)	-	-	**4.524**	2.711
	9.262	5.975	**37.294**	27.814
Ativo circulante	**9.262**	5.975	**31.778**	22.648
Ativo não circulante	-	-	**5.516**	5.166

(*) Corresponde substancialmente a adiantamentos de imposto de renda, IVA e ISR da Napse.

10. Partes relacionadas

10.1. Remuneração do pessoal-chave da Administração

A remuneração total do pessoal-chave da Administração (10 e 8 administradores em 2020 e 2019, respectivamente), relativa aos períodos findos em 30 de junho de 2020 e 2019 são resumidas como segue:

	30/06/2020	30/06/2019
Benefício de curto prazo a empregados		
Pagamento de Pró-Labore e bônus	**6.256**	**6.457**
Pagamentos com base em ações	**2.244**	**4.286**
	8.500	**10.743**

10.2. Resultado

No período de seis meses findo em 30 de junho de 2020, existiram despesas compartilhadas no montante de R$ 7.501 (R$ 7.558 em 30 de junho de 2019). Não ocorreram outras transações com partes relacionadas

10.3. Juros sobre capital próprio

No período findo em 31 de dezembro de 2019, houve pagamento de juros sobre capital próprio da Linx Sistemas para a Linx S.A no valor de R$ 18.000.

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11. Outros créditos

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Adiantamento a funcionários, férias e 13° salário	-	-	**16.622**	16.706
Retenções para contingências - adquiridas (*)	-	-	**12.936**	13.193
Despesas antecipadas – serviços	-	-	**5.395**	7.464
Adiantamento para fornecedores	**23**	16	**19.958**	6.141
Outros (**)	**11**	77	**9.737**	5.343
	34	93	**64.648**	48.847
Ativo circulante	**34**	93	**41.740**	22.509
Ativo não circulante	-	-	**22.908**	26.338

(*) Refere-se as parcelas contingentes das empresas Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse e Millennium, conforme contratos de aquisições
(**) Esses valores incluem outras contas a receber e depósitos em garantia da Napse no montante de R$ 4.790 (R$ 3.527 em 31 de dezembro de 2019).

12. Investimentos

12.1 Investimentos em controladas diretas

	Linx Sistemas	Linx Telecomunicações	Total
Participação	99,99%	99,99%	
Saldos em 31 de dezembro de 2018	979.389	7.911	987.300
Equivalência patrimonial	33.778	1.618	35.396
Aumento de capital	-	2.500	2.500
Ajuste de conversão acumulado	(3.364)	-	(3.364)
Benefício pós-emprego	63	-	63
Efeito da atualização da IAS 29 (hiperinflação)	2.263	-	2.263
Plano de outorga de ações	22.204	-	22.204
Saldos em 31 de dezembro de 2019	1.034.333	12.029	1.046.362
Equivalência patrimonial	**(10.586)**	**1.185**	**(9.401)**
Aumento de capital	**145.000**	-	**145.000**
Ajuste de conversão acumulado	**6.366**	-	**6.366**
Efeito da atualização da IAS 29 (hiperinflação)	**1.252**	-	**1.252**
Plano de outorga de ações	**(976)**	-	**(976)**
Saldos em 30 de junho de 2020	**1.175.389**	**13.214**	**1.188.603**

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12.2 Informações de controladas diretas

	Linx Sistemas	Linx Telecomunicações	Total
Saldos em 30 de junho de 2020			
Participação	99,99%	99,99%	
Ativos circulantes	517.836	10.598	528.434
Ativos não circulantes	1.472.602	5.700	1.478.302
Total de ativos	1.990.438	16.298	2.006.736
Passivos circulantes	433.980	3.084	437.064
Passivos não circulantes	381.069	-	381.069
Total de passivos	815.049	3.084	818.133
Patrimônio líquido	1.175.389	13.214	1.188.603
Receitas	484.828	10.254	495.082
Despesas	(495.414)	(9.069)	(504.483)
Lucro (Prejuízo) líquido	(10.586)	1.185	(9.401)

13. Imobilizado

	30/06/2020			31/12/2019
	Custo	Depreciação acumulada	Valor líquido	Valor líquido
Computadores e eletrônicos	90.679	(47.118)	43.561	21.611
Veículos	9.737	(4.741)	4.996	4.308
Móveis e utensílios	17.451	(7.560)	9.891	9.629
Instalações, máquinas e equipamentos	38.284	(18.742)	19.542	19.668
Imobilizado em andamento	255	-	255	-
Benfeitorias em imóveis de terceiros	43.642	(20.810)	22.832	23.433
Imóveis	3.350	(871)	2.479	2.546
Terrenos e outros	1.006	-	1.006	1.006
Total (*)	204.404	(99.842)	104.562	82.201

(*) Os valores apresentados incluem R$ 20.001 (R$ 4.449 em 31 de dezembro de 2019) referente à Linx Pay Meios de Pagamento Ltda e suas controladas

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30 de junho de 2020
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As movimentações nos saldos do imobilizado estão descritas a seguir:

	Custo							
	Saldo em 31/12/2019	Adição (*)	Adição aquisição	IAS 29 (**)	Baixas	Transferências	Variação cambial	Saldo em 30/06/2020
Computadores e eletrônicos	58.270	16.815	15.393	(236)	(3)	283	157	90.679
Veículos	9.745	1.695	-	(13)	(1.713)	13	10	9.737
Móveis e utensílios	16.447	916	116	(20)	(71)	36	27	17.451
Instalações, máquinas e equipamentos	36.810	1.413	49	-	(39)	23	28	38.284
Benfeitorias em imóveis de terceiros	41.956	2.024	-	(221)	-	(266)	149	43.642
Imobilizado em andamento	-	255	-	-	-	-	-	255
Imóveis	3.350	-	-	-	-	-	-	3.350
Terrenos e outros	1.006	-	-	-	-	-	-	1.006
Total	167.584	23.118	15.558	(490)	(1.826)	89	371	204.404

(*) Na demonstração de fluxo de caixa, estão sendo consideradas como atividades de investimentos apenas as adições que tiveram desembolso de caixa no valor de R$ 21.018

(**) Valores referentes a atualização da IAS 29 (hiperinflação) na Napse Argentina

		Depreciação acumulada						
	Taxa anual depreciação	Saldo em 31/12/2019	Adição	Adição Aquisição	Baixas	Transferências	Variação cambial	Saldo em 30/06/2020
Computadores e eletrônicos	20%	(36.659)	(5.132)	(5.289)	2	56	(96)	(47.118)
Veículos	20%	(5.437)	(873)	-	1.575	2	(8)	(4.741)
Móveis e utensílios	10%	(6.818)	(701)	(27)	22	(16)	(20)	(7.560)
Instalações, máquinas e equipamentos	10%	(17.142)	(1.574)	(12)	14	(15)	(13)	(18.742)
Benfeitorias em imóveis de terceiros	10%	(18.523)	(1.796)	-	-	(441)	(50)	(20.810)
Imóveis	4%	(804)	(67)	-	-	-	-	(871)
Total		(85.383)	(10.143)	(5.328)	1.613	(414)	(187)	(99.842)

Baseando-se no teste anual de recuperação dos ativos da Companhia e suas controladas, elaborado com as projeções realizadas sobre as demonstrações financeiras de 31 de dezembro de 2019, perspectivas de crescimento e resultados operacionais durante o exercício findo em 31 de dezembro de 2019, não foram identificadas perdas ou indicativos de perdas, visto que o valor em uso é superior ao valor líquido contábil na data da avaliação (as premissas utilizadas estão divulgadas na nota explicativa nº 14.1). Adicionalmente, para a data-base de 30 de junho de 2020, a Companhia avaliou as circunstâncias que poderiam indicar o impairment de seus ativos não financeiros devido ao cenário do Covid-19 e concluiu que não houve mudanças nas circunstâncias que indicariam uma perda por impairment.

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14. Intangível

	30/06/2020			31/12/2019
	Custo	Amortização acumulada	Valor líquido	Valor líquido
Software (i)	100.493	(55.808)	44.685	47.187
Desenvolvimento de software (ii)	30.655	-	30.655	22.729
Softwares desenvolvidos (iii)	212.053	(164.465)	47.588	38.989
Desenvolvimento de software - juros capitalizados	25.090	(10.749)	14.341	12.455
Marcas adquiridas	46.205	(5.518)	40.687	41.162
Tecnologia aquisições	143.116	(110.633)	32.483	39.471
Carteira de clientes aquisições	158.894	(87.131)	71.763	79.761
Ágio	914.769	-	914.769	727.558
Outros	2	-	2	2
Total (*)	**1.631.277**	**(434.304)**	**1.196.973**	1.009.314

(*) Os valores apresentados incluem R$ 185.057 (R$ 9.841 em 31 de dezembro de 2019) referente à Linx Pay Meios de Pagamento Ltda e suas controladas
(i) Software adquirido para o uso dos funcionários da empresa e rotinas de desenvolvimento de software
(ii) Software em desenvolvimento que ainda não está sendo comercializado
(iii) Desenvolvimento de software sob um processo de inovação que já foram comercializados

As movimentações nos saldos do ativo intangível estão descritas a seguir:

		Custo							
	Saldo em 31/12/2019	Adição (*)	Adição aquisição	Combinação de negócios (**)	IAS 29 (**)	Baixas	Transferências	Variação cambial	Saldo em 30/06/2020
Software (i)	95.280	4.524	34	-	15	(263)	(10)	913	100.493
Desenvolvimento de software (ii)	22.729	7.926	-	-	-	-	-	-	30.655
Softwares desenvolvidos (iii)	188.854	23.199	-	-	-	-	-	-	212.053
Desenvolvimento de software - juros capitalizados	20.569	4.521	-	-	-	-	-	-	25.090
Marcas adquiridas	46.199	-	6	-	-	-	-	-	46.205
Tecnologia aquisições	143.735	-	-	-	-	(619)	-	-	143.116
Carteira de clientes aquisições	158.268	626	-	-	-	-	-	-	158.894
Ágio	727.558	972	-	186.865	-	(626)	-	-	914.769
Outros	2	-	-	-	-	-	-	-	2
Total	1.403.194	41.768	40	186.865	15	(1.508)	(10)	913	1.631.277

(i) Software adquirido para o uso dos funcionários da empresa e rotinas de desenvolvimento de software
(ii) Software em desenvolvimento que ainda não está sendo comercializado
(iii) Desenvolvimento de software sob um processo de inovação que já foram comercializados
(*) Na demonstração de fluxo de caixa, estão sendo consideradas como atividades de investimentos apenas as adições que tiveram desembolso de caixa no valor de R$ 39.150
(**) Valores referentes ao ágio, carteira de clientes e tecnologia nas aquisições das empresas PinPag e Neemo no exercício de 2020
(***) Valores referentes a atualização da IAS 29 (hiperinflação) na Napse Argentina

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			Amortização acumulada				
	Taxa anual amortização	Saldo em 31/12/2019	Adição	Adição aquisição	Transferências	Variação cambial	Saldo em 30/06/2020
Software (i)	10 a 20%	(48.093)	**(7.681)**	**(7)**	**531**	**(558)**	**(55.808)**
Softwares desenvolvidos (ii)	33%	(149.865)	**(14.600)**	-	-	-	**(164.465)**
Desenvolvimento de software - juros capitalizados	33%	(8.114)	**(2.635)**	-	-	-	**(10.749)**
Marcas adquiridas	10 a 20%	(5.037)	**(481)**	-	-	-	**(5.518)**
Tecnologia aquisições	10 a 20%	(104.264)	**(6.369)**	-	-	-	**(110.633)**
Carteira de clientes aquisições	20 a 50%	(78.507)	**(8.624)**	-	-	-	**(87.131)**
Total		(393.880)	**(40.390)**	**(7)**	**531**	**(558)**	**(434.304)**

(i) Software adquirido para o uso dos funcionários da empresa e rotinas de desenvolvimento de software
(ii) Desenvolvimento de software sob um processo de inovação que já foram comercializados

14.1. Teste de recuperabilidade dos Ágios

A Companhia e suas controladas avaliaram a recuperação do valor contábil dos ágios utilizando o conceito do valor em uso, utilizando a metodologia do fluxo de caixa descontado.

O processo de determinação do valor em uso envolveu a utilização de premissas, julgamentos e estimativas sobre os fluxos de caixa, tais como taxas de crescimento das receitas, custos e despesas, estimativas de investimentos e capital de giro futuros e taxas de descontos. As premissas sobre projeções de crescimento, do fluxo de caixa foram baseadas em estimativas da Administração, estudos de mercado e de projeções macroeconômicas. Os fluxos de caixa futuros foram descontados com base na taxa média ponderada do custo de capital (Custos de capital médio ponderado - CCMP).

De forma consistente com as técnicas de avaliação econômica, a avaliação do valor em uso foi efetuada por um período de 5 anos, e a partir de então, considerando-se a perpetuidade das premissas tendo em vista a capacidade de continuidade dos negócios por tempo indeterminado. A Administração julgou apropriada a utilização do período de 5 anos com base em sua experiência passada em elaborar as projeções de seu fluxo de caixa. Tal entendimento está de acordo com o parágrafo 35 do CPC 01 (R1) - Redução do Valor Recuperável de Ativos.

Em 2019 a taxa de crescimento utilizada para extrapolar as projeções além do período de 5 anos foi de 5,5%, que se refere ao crescimento de perpetuidade correspondente à expectativa de inflação de longo prazo do BCB (Banco Central do Brasil) acrescido de 1% de crescimento real. Em 2019 os fluxos de caixa futuros estimados foram descontados a taxa de desconto antes dos tributos de 13,69%, também em valores nominais.

Em 2019 a taxa de inflação anual para o período analisado nos fluxos projetados foi de 3,52%.

As premissas-chave foram baseadas no desempenho histórico da Companhia e suas controladas e em premissas macroeconômicas razoáveis e fundamentadas com base em projeções do mercado financeiro, documentadas e aprovadas pela Administração da Companhia.

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30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

Baseando-se no teste anual de recuperação dos ativos intangíveis da Companhia e suas controladas, elaborado com as projeções realizadas sobre as demonstrações financeiras de 31 de dezembro de 2019, perspectivas de crescimento e resultados operacionais durante o exercício findo em 31 de dezembro de 2019, não foram identificadas perdas ou indicativos de perdas, visto que o valor em uso é superior ao valor líquido contábil na data da avaliação.

O cálculo do valor em uso é impactado principalmente pelas seguintes premissas:

Crescimento da receita: é baseado na observação do comportamento histórico de cada linha de receita, bem como em tendências baseadas em análise de mercado. As projeções das receitas se referem entre as linhas de não recorrentes (consultoria em implantação e royalties pelo uso de suas licenças), e recorrentes (contratuais - referentes à cobrança de taxa de manutenção dos sistemas, com previsão de reajuste anual), onde a Companhia e suas controladas consideraram um crescimento anual entre 9 e 18% para os próximos 5 anos.

Os custos da Companhia e suas controladas foram projetados, considerando a manutenção da margem bruta, que varia entre 72% e 74%.

Volume de Capex: As necessidades de investimento em CAPEX foram projetadas em linha com índices históricos e suficientes para suportar o crescimento das operações.

Taxas de desconto: representam a avaliação de riscos no mercado atual. O cálculo da taxa de desconto é baseado em circunstâncias específicas da empresa, sendo derivado de:

Custos de capital médio ponderado (CCMP): o qual leva em consideração tanto a dívida quanto o patrimônio. O custo do patrimônio é derivado do rendimento esperado sobre o investimento pelos investidores da Companhia. O custo de dívida é baseado nos financiamentos com rendimento de juros que a Companhia e suas controladas são obrigadas a honrar.

Modelo de precificação de ativos financeiros (CAPM): o qual leva em consideração a sensibilidade do ativo ao risco não-diversificável (também conhecido como risco sistêmico ou risco de mercado), representado pela variável conhecida como índice beta ou coeficiente beta (β), assim como o retorno esperado do mercado e o retorno esperado de um ativo teoricamente livre de riscos.

Adicionalmente, para a data-base de 30 de junho de 2020, a Companhia avaliou as circunstâncias que poderiam indicar o impairment de seus ativos não financeiros devido ao cenário do Covid-19 e concluiu que não houve mudanças nas circunstâncias que indicariam uma perda por impairment.

14.2. Desenvolvimento de software

A atividade da controlada Linx Sistemas e Consultoria Ltda. pressupõe o contínuo desenvolvimento de novos sistemas e aplicativos visando aumentar o leque de opções para os clientes atuais e novos potenciais, tendo em vista a crescente demanda de mercado por soluções informatizadas para os negócios em geral. Neste contexto, estão em desenvolvimento diversos projetos voltados para sistemas e aplicativos para os clientes. Os

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30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

valores contabilizados no intangível correspondem à parcela do custo do departamento de desenvolvimento de projetos, apurado com base em apontamento de horas dos respectivos colaboradores. A amortização de cada projeto é realizada a partir do momento em que o ativo estiver disponível para uso pelo prazo médio de três anos que segundo a Administração, reflete o período esperado de retorno financeiro dos referidos projetos. A amortização de software desenvolvido para uso interno foi registrada em despesas gerais e administrativas e a amortização de software desenvolvido para cliente foi registrada em custo dos serviços.

No período findo em 30 de junho de 2020, foi reconhecido no resultado do período o montante de R$ 54.695 (R$ 38.485 em 30 de junho de 2019), referente à pesquisa e manutenção de software desenvolvido.

15. Direito de uso

	Saldo em 31/12/2019	Adição (***)	Amortização (**)	Variação cambial	Saldo em 30/06/2020
Aluguel	73.482	4.950	(6.477)	474	72.429
Equipamentos	5.180	-	(505)	-	4.675
Cloud (*)	45.377	4.273	(16.305)	-	33.345
Total	124.039	9.223	(23.287)	474	110.449

(*) Locação de espaço em nuvem
(**) Taxa média de amortização anual 10 a 33%
(***) A Companhia e suas controladas aplicaram exceções da norma para contratos de curto prazo e baixo valor, registrados na despesa de aluguel no valor de R$ 333 em 30 de junho de 2020

16. Empréstimos e financiamentos

					Consolidado	
Tipo	Encargos	Taxa efetiva	Vencimento	Covenants	30/06/2020	31/12/2019
Empréstimo – BNDES	IPCA + 3,10% Pré fixada + Spread 1,37% a.a	7,873% a.a.	15/12/2027	15.1 (a)	148.761	147.585
Empréstimo – BNDES	TJLP + 1,67% a.a.	6,893% a.a.	15/02/2021	15.1 (b)	24.832	31.078
Empréstimo – BNDES	TJLP + 1,96% a.a.	7,188% a.a.	15/03/2022	15.1 (c)	28.047	30.945
Empréstimo – Itaú	TJLP + 7,20% a.a.	12,653% a.a.	15/04/2021		-	165
					201.640	209.773
Passivo circulante					54.550	40.836
Passivo não circulante					147.090	168.937

Os contratos de empréstimos vigentes não possuem bens dados em garantia.

O montante classificado no passivo não circulante terá o seguinte cronograma de pagamentos:

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30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

	Consolidado	
Período	30/06/2020	31/12/2019
2021	**17.097**	39.216
2022	**24.538**	24.474
2023	**21.046**	21.043
2024	**21.046**	21.043
2025	**21.046**	21.043
2026	**21.046**	21.043
2027	**21.271**	21.075
	147.090	168.937

A movimentação está demonstrada a seguir:

	Consolidado	
	30/06/2020	31/12/2019
Saldo anterior	**209.772**	249.981
Ingressos por aquisição de controladas	**-**	443
Encargos financeiros	**7.687**	18.418
Encargos financeiros pagos	**(5.475)**	(16.896)
Pagamentos de empréstimos e financiamentos	**(10.344)**	(42.174)
Total	**201.640**	209.772

16.1. Covenants

(a) O empréstimo do BNDES firmado em 13 de dezembro de 2018, possui cláusula restritiva para pagamento antecipado da dívida. Os seguintes índices devem ser apurados semestralmente nos demonstrativos financeiros consolidados:

(i) Endividamento geral / ativo total: igual ou inferior a 60%;

(ii) Dívida líquida / EBITDA: igual ou inferior a 2,0.

Para efeito de apuração dos índices, deverão ser adotadas as seguintes definições e critérios:

- Endividamento geral: Somatório do passivo circulante e passivo não circulante;

- Dívida líquida: Somatório do saldo das dívidas onerosas consolidadas da Interveniente, incluindo: empréstimos e financiamentos; mútuos; emissão de títulos de renda fixa, notas promissórias e debêntures, conversíveis ou não, no mercado de capital local ou internacional; bem como a venda ou a cessão de recebíveis futuros, caso sejam contabilizados como obrigações; e demais operações financeiras de endividamento da Companhia, registrados nos passivos circulante e não circulante, menos disponibilidades (caixa e aplicações financeiras).

- EBITDA: Resultado antes dos juros, impostos de renda, depreciação e amortização;

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Na hipótese de não atingimento dos níveis estabelecidos no inciso VII da Cláusula Nona (Obrigações da Interveniente Controladora), a Companhia deve constituir, no prazo de 120 dias, contado da data da comunicação, por escrito, do BNDES, garantias reais, aceitas pelo BNDES, em valor correspondente a, no mínimo, 130% (cento e trinta por cento) do valor do financiamento ou da dívida decorrente, salvo se naquele prazo estiverem restabelecidos os níveis acima referidos.

Os índices financeiros mencionados acima são verificados com base nas datas bases estipuladas nos contratos firmados entre a Companhia e o respectivo agente. A Administração acompanha os cálculos destes índices periodicamente a fim de verificar indícios de não cumprimento dos termos contratuais. Em 30 de junho de 2020, a Companhia encontra-se em conformidade com as cláusulas contratuais restritivas.

(b) O empréstimo do BNDES firmado em 28 de outubro de 2014, possui cláusula restritiva para pagamento antecipado da dívida. Durante a vigência do contrato, dois dos seguintes índices apurados semestralmente nos demonstrativos consolidados devem ser mantidos:

(i) Endividamento geral / ativo total: igual ou inferior a 60%;

(ii) Dívida líquida / EBITDA: igual ou inferior a 2,0;

(iii) EBITDA / Receita operacional líquida: igual ou superior a 20%.

Para efeito de apuração dos índices, deverão ser adotadas as seguintes definições e critérios:

- EBITDA: resultado antes dos juros, imposto de renda, depreciação e amortização;

- Dívida líquida: saldos das dívidas onerosas consolidadas, incluindo empréstimos e financiamentos; mútuos, emissão de títulos de renda fixa, notas promissórias e debêntures, conversíveis ou não, no mercado de capital local ou internacional, bem como a venda ou a cessão de recebíveis futuros, caso sejam contabilizados como obrigações; e demais operações financeiras de endividamento da Companhia, registrados nos passivos circulantes e não circulantes, menos as disponibilidades. Para efeito de apuração deste índice não serão considerados como dívida liquida os valores classificados no balanço patrimonial como contas a pagar por aquisição de controladas.

Na hipótese de não atingimento dos níveis estabelecidos no contrato, a Companhia deve constituir, no prazo de 180 dias, contado da data do inadimplemento, garantias reais, aceitas pelo BNDES em valor correspondente a, no mínimo, 130% do valor do financiamento ou da dívida de decorrente, ou apresentar fiança bancária a ser prestada por instituição financeira que a critério do BNDES, esteja em situação econômica financeira que lhe confira grau de notória solvência, pelo valor total da dívida, salvo se naquele prazo estiverem restabelecidos os níveis acima referidos.

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

Os índices financeiros mencionados acima são verificados com base nas datas bases estipuladas nos contratos firmados entre a Companhia e o respectivo agente. A Administração acompanha os cálculos destes índices periodicamente a fim de verificar indícios de não cumprimento dos termos contratuais. Em 30 de junho de 2020, a Companhia encontra-se em conformidade com as cláusulas contratuais restritivas.

(c) O empréstimo do BNDES firmado em 11 de dezembro de 2015, possui cláusula restritiva para pagamento antecipado da dívida. Durante a vigência do contrato, dois dos seguintes índices apurados semestralmente nos demonstrativos consolidados devem ser mantidos:

(i) Endividamento geral / ativo total: igual ou inferior a 60%;

(ii) Dívida líquida / EBITDA: igual ou inferior a 2,0;

(iii) EBITDA / Receita operacional líquida: igual ou superior a 20%.

Para efeito de apuração dos índices, deverão ser adotadas as seguintes definições e critérios:

- EBITDA: Resultado antes dos juros, imposto de renda, depreciação e amortização;
- Dívida líquida: Saldos das dívidas onerosas consolidadas, incluindo empréstimos e financiamentos; mútuos, emissão de títulos de renda fixa, notas promissórias e debêntures, conversíveis ou não, no mercado de capital local ou internacional, bem como a venda ou a cessão de recebíveis futuros, caso sejam contabilizados como obrigações; e demais operações financeiras de endividamento da Companhia, registrados nos passivos circulantes e não circulantes, menos as disponibilidades. Para efeito de apuração deste índice não serão considerados como dívida liquida os valores classificados no balanço patrimonial como contas a pagar por aquisição de controladas.

Na hipótese de não atingimento dos níveis estabelecidos no contrato, a Companhia deve constituir, no prazo de 180 dias, contado da data do inadimplemento, garantias reais, aceitas pelo BNDES em valor correspondente a, no mínimo, 130% do valor do financiamento ou da dívida de decorrente, ou apresentar fiança bancária a ser prestada por instituição financeira que a critério do BNDES, esteja em situação econômica financeira que lhe confira grau de notória solvência, pelo valor total da dívida, salvo se naquele prazo estiverem restabelecidos os níveis acima referidos.

Os índices financeiros mencionados acima são verificados com base nas datas bases estipuladas nos contratos firmados entre a Companhia e o respectivo agente. A Administração acompanha os cálculos destes índices periodicamente a fim de verificar indícios de não cumprimento dos termos contratuais. Em 30 de junho de 2020, a Companhia encontra-se em conformidade com as cláusulas contratuais restritivas.

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30 de junho de 2020
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17. Arrendamento a pagar

	Taxa	Consolidado 30/06/2020	Consolidado 31/12/2019
Arrendamento de propriedade	10,27%	**78.057**	76.995
Arrendamento de equipamentos	10,27%	**3.721**	4.975
Arrendamento de cloud	8,73%	**27.432**	44.112
		109.210	126.082
Passivo circulante		**40.734**	47.478
Passivo não circulante		**68.476**	78.604

As movimentações nos passivos de arrendamento a pagar são:

	Saldo em 31/12/2019	Adições	Pagamentos	Atualização de juros	Variação cambial	Saldo em 30/06/2020
Arrendamento de propriedade	76.995	4.279	(7.926)	3.894	815	78.057
Arrendamento de equipamentos	4.975	-	(1.405)	151	-	3.721
Arrendamento de cloud	44.112	4.639	(26.046)	997	3.730	27.432
Total dos passivos de atividades de financiamento	126.082	8.918	(35.377)	5.042	4.545	109.210

Em 30 de junho de 2020, os arrendamentos possuem prazo médio de pagamento de 3,9 anos (31 de dezembro de 2019 – 5,4 anos).

Os pagamentos futuros e o valor presente dos pagamentos de arrendamento a pagar, referente ao passivo não circulante, são apresentados a seguir:

Período	Consolidado 30/06/2020	Consolidado 31/12/2019
2021	**9.664**	26.487
2022	**18.018**	16.398
2023	**18.018**	16.398
2024	**9.537**	8.777
2025	**8.777**	8.777
2026	**8.777**	8.777
2027	**8.777**	8.777
2028	**8.777**	8.777
2029	**687**	687
Pagamento de arrendamento	**91.032**	103.855
Encargos financeiros	**(22.556)**	(25.251)
Valor presente dos pagamentos de arrendamento	**68.476**	78.604

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18. Obrigações trabalhistas

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Provisão férias, 13º salário e encargos	-	-	39.519	32.415
INSS a recolher	20	20	16.188	7.523
Provisão participação lucros e resultados	-	-	8.705	5.426
FGTS a pagar	-	-	7.336	2.584
Salários a pagar	-	-	2.211	1.901
Outros	-	-	6.635	3.208
	20	20	80.594	53.057
Passivo circulante	20	20	78.772	51.080
Passivo não circulante	-	-	1.822	1.977

19. Contas a pagar por aquisição de controladas

As contas a pagar por aquisição de controladas referem-se aos valores devidos aos seus antigos proprietários quando da aquisição das ações ou quotas representativas do capital social dessas empresas. As dívidas são atualizadas de acordo com cláusulas contratuais e possuem os seguintes cronogramas de liquidação:

	Consolidado	
	30/06/2020	31/12/2019
Parcelas não sujeitas à atualização (*)	75.013	57.246
Parcelas Napse sujeitas à atualização com base na variação cambial e LIBOR	11.761	16.960
Parcelas sujeitas à atualização com base na variação do CDI - 3,65%	341	284
Parcelas sujeitas à atualização com base na variação do IPCA - 3,30%	19.301	12.666
Parcelas sujeitas à atualização com base na variação do IGPM - 6,82%	8.615	8.253
Ajuste a valor presente (**)	(8.556)	(12.340)
	106.475	83.069
Passivo circulante	69.098	43.432
Passivo não circulante	37.377	39.637

(*) Valores referentes as parcelas contratuais fixas mensais e as estimativas dos *earn-outs* (revisado anualmente)
(**) Valores referentes ao AVP sobre as parcelas contratuais fixas mensais e *earn-outs*

O montante classificado no passivo não circulante será amortizado de acordo com o seguinte cronograma:

	Consolidado	
Período	30/06/2020	31/12/2019
2021	584	23.691
2022	28.928	11.715
2023	3.021	4.231
2024	1.601	-
2025	3.243	-
	37.377	39.637

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30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

Do total a pagar em 30 de junho de 2020, R$ 105.425 é relacionado a consideração contingente (R$ 83.032 em 31 de dezembro de 2019). A Companhia e suas controladas esperam liquidar integralmente os valores relativos as contraprestações contingentes e não houve alterações relevantes de expectativas em relação ao ano anterior. O valor justo destas obrigações, considerou também uma taxa de juros de mercado (Selic). A hierarquia do valor justo da consideração contingente é classificada como nível 3 (Nota 29.7).

A movimentação no consolidado está demonstrada a seguir:

	Consolidado	
	30/06/2020	**31/12/2019**
Saldo anterior	**83.069**	112.487
Adição por aquisição (*)	**53.532**	54.723
Pagamentos de principal/encargos financeiros pagos	**(35.641)**	(48.093)
Atualização encargos financeiros	**8.505**	11.108
Contingências (**)	**(725)**	(7.773)
Earn-Out (***)	**(2.265)**	(39.383)
	106.475	83.069

(*) Adições por aquisições sendo R$ 48.935 PinPag, R$ 3.725 Neemo, e repactuação do contrato da Napse R$ 872
(**) Valores de contingências oriundos das empresas adquiridas, compensados dos valores que a Companhia e suas controladas tem a pagar com os antigos administradores
(***) Os valores referem-se a reversão de *Earn-out* sobre metas não atingidas das empresas adquiridas Sback, Único e Napse

20. Receita diferida

	Consolidado	
	30/06/2020	**31/12/2019**
Receita serviços (*)	**18.483**	18.457
Receita de *royalties* (**)	**14.442**	24.337
	32.925	42.794
Passivo circulante	**28.909**	36.360
Passivo não circulante	**4.016**	6.434

(*) Refere-se a horas contratadas pelos clientes para prestação de serviço, o reconhecimento é feito após a prestação de serviço e baixa da ficha de atendimento
(**) Refere-se aos saldos do diferimento dos contratos de software (Royalties) decorrentes da adoção inicial do IFRS 15/CPC 47 e movimentações subsequentes

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21. Imposto de renda e contribuição social

21.1. Despesa de imposto de renda e contribuição social

	Controladora		Consolidado	
	30/06/2020	30/06/2019	30/06/2020	30/06/2019
Imposto corrente				
Imposto corrente sobre o lucro do período	**(1.189)**	-	**(6.140)**	(4.635)
Imposto diferido				
Imposto diferido sobre o lucro do período	**(750)**	3.980	**1.528**	(4.977)
Despesa de imposto de renda e contribuição social	**(1.939)**	3.980	**(4.612)**	(9.612)

A conciliação da despesa calculada pela aplicação das alíquotas fiscais nominais combinadas e da despesa de imposto de renda e contribuição social registrada no resultado está demonstrada abaixo:

	Controladora		Consolidado	
	30/06/2020	30/06/2019	30/06/2020	30/06/2019
Resultado antes do imposto de renda e contribuição social	**(4.313)**	25.668	(1.640)	39.260
Alíquota de imposto de renda e contribuição social	**34%**	34%	**34%**	34%
Imposto de renda e contribuição social pela alíquota de 34%	**1.466**	(8.727)	**558**	(13.348)
Diferenças permanentes				
Resultado de equivalência patrimonial	**(3.196)**	11.080	-	-
Lei nº 11.196/05 (Incentivo a pesquisa e desenvolvimento)	-	-	-	6.210
Brindes, multas e despesas indedutíveis	-	1.851	**(447)**	1.763
Lucros auferidos no exterior	-	-	**(1.632)**	(1.384)
Imposto de renda e contribuição social apurado pelo lucro presumido	-	-	**(743)**	125
Efeitos de alíquotas fiscais de controladas no exterior	-	-	**(2.307)**	(1.119)
Outras diferenças líquidas	**(209)**	(224)	**(41)**	(1.859)
Despesa de imposto de renda para taxa efetiva	**(1.939)**	3.980	**(4.612)**	(9.612)
Alíquota efetiva	-	-16%	-	-24%

21.2. Impostos diferidos

O imposto de renda e a contribuição social diferidos são registrados para refletir os efeitos fiscais futuros atribuíveis às diferenças temporárias entre a base fiscal de ativos e passivos e o seu respectivo valor contábil.

O imposto de renda e a contribuição social diferidos em situação temporária são demonstrados a seguir:

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30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

	Controladora		Consolidado	
Ativo	30/06/2020	31/12/2019	30/06/2020	31/12/2019
IR/CS diferidos sobre prejuízo fiscal e base negativa	**1.150**	1.665	**2.298**	1.665
Plano de opção de compra de ações	**320**	555	**385**	555
IR/CS s/ empresas no exterior	-	-	**30**	841
Provisão para créditos de liquidação duvidosa	-	-	**48**	-
IR/CS diferido sobre adoção inicial IFRS 9 e IFRS 15	-	-	**16**	12
Provisão para ajuste a valor presente	-	-	**116**	284
Outras provisões	-	-	**259**	-
Total do imposto de renda e contribuição social diferidos líquidos (ativo)	**1.470**	2.220	**3.152**	3.357

	Consolidado	
Passivo	30/06/2020	31/12/2019
IR/CS diferidos sobre diferença entre ágio contábil e ágio fiscal	**(112.137)**	(97.593)
IR/CS diferidos sobre ativos identificados nas aquisições	**(23.045)**	(25.092)
IR/CS diferido sobre adoção inicial IFRS 9 e IFRS 15	**5.166**	8.228
IR/CS diferidos sobre IFRS 16/CPC 06 (R2)	**1.211**	3.538
IR/CS s/ empresas no exterior	**(720)**	(705)
IR/CS diferidos sobre prejuízo fiscal e base negativa	**23.003**	7.138
Perdas estimadas em créditos de liquidação duvidosa	**912**	108
Provisão benefícios para empregados	**446**	446
Provisão para contingências	**1.891**	1.779
Provisão para ajuste a valor presente	**5.664**	4.678
Plano de opção de compra de ações	**9.550**	9.925
Provisão de PLR, bônus, dissidio e horas extras	**3.920**	2.102
Outras provisões	**1.027**	1.242
Total do imposto de renda e contribuição social diferidos líquidos (passivo)	**(83.112)**	(84.206)

21.3. Recuperabilidade de imposto de renda e contribuição social sobre prejuízo fiscal e base negativa

	Expectativa de realização	
Ano	Controladora	Consolidado
2020	1.150	2.298
2021	-	2.454
2022	-	7.690
2023	-	12.859
Total	**1.150**	**25.301**

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

22. Outros passivos

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Contas a pagar estabelecimentos comerciais (*)	-	-	**90.218**	80.411
Contas a pagar a ex-acionistas (**)	-	-	**16.071**	-
Juros sobre adiantamento de cessão de recebíveis (*)	-	-	-	5.207
Antecipações de clientes	**36**	36	**1.618**	1.590
Benefício pós emprego	-	-	**1.311**	1.311
Parcelamento de Impostos e contribuições	-	-	**398**	619
Outros (***)	**499**	1.034	**5.778**	5.716
	535	1.070	**115.394**	94.854
Passivo circulante	**535**	1.070	**113.383**	89.985
Passivo não circulante	-	-	**2.011**	4.869

Os valores apresentados incluem R$ 106.351 (R$ 85.702 em 31 de dezembro de 2019) referente à Linx Pay Meios de Pagamento Ltda e suas controladas.

(*) Valores a pagar para estabelecimentos referentes a operação de subadquirência da Linx Pay e suas controladas
(**) Refere-se a mútuos efetuados entre controladas e ex-acionistas antes da aquisição das empresas Ametista Serviços Digitais Ltda, Diamante Serviços Digitais Ltda, Safira Serviços Digitais Ltda e Esmeralda Serviços Digitais Ltda.
(***) Corresponde substancialmente a outros passivos da Napse no montante de R$ 4.289 (R$ 3.584 em 31 de dezembro de 2019)

23. Patrimônio líquido

23.1. Capital social

A Companhia está autorizada a aumentar o capital social em até R$ 1.000.000, independentemente de reforma de seu Estatuto Social, mediante deliberação do Conselho de Administração.

O capital social é representado exclusivamente por ações ordinárias e a cada ação ordinária corresponde a um voto nas deliberações da Assembleia Geral.

O órgão competente para deliberar sobre as emissões é o Conselho de Administração, onde o Conselho de Administração fixará as condições da emissão, subscrição, forma e prazo de integralização, preço por ação, forma de colocação (pública ou privada) e sua distribuição no País e/ou no exterior.

A critério do Conselho de Administração poderá ser realizada emissão, sem direito de preferência ou com redução do prazo de que trata o artigo 171, parágrafo 4º da Lei nº 6.404,de 15 de dezembro de 1976, conforme alterada ("Lei das Sociedades por Ações"), de ações, debêntures conversíveis em ações ou bônus de subscrição, cuja colocação seja feita mediante venda em bolsa de valores ou por subscrição pública, ou ainda mediante permuta por ações em oferta pública de aquisição de controle, nos termos estabelecidos em lei, dentro do limite do capital autorizado.

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O capital social é representado por ações autorizadas, subscritas e inteiramente integralizadas, sem valor nominal e está dividido da seguinte forma:

	30/06/2020		31/12/2019	
	Ações	%	Ações	%
Acionistas Fundadores	**26.988.764**	**14,25%**	26.982.764	14,24%
GIC Private Limited.	**18.900.432**	**9,98%**	18.900.432	9,98%
Genesis Asset Managers	**10.124.454**	**5,35%**	10.124.454	5,35%
MFS	**9.805.963**	**5,18%**	-	-
BlackRock Inc.	**-**	**-**	9.950.316	5,25%
Ações em tesouraria	**14.125.991**	**7,46%**	9.869.772	5,21%
Outros	**109.463.356**	**57,78%**	113.581.222	59,97%
	189.408.960	**100%**	189.408.960	100%
Capital Social	**645.477**		645.477	

<u>Ações em tesouraria</u>

Em 09 de março de 2020, foi aprovada a abertura de um programa de Recompra de Ações da Companhia, tendo como objetivos maximizar a geração de valor para o acionista por meio de uma administração eficiente da estrutura de capital, por intermédio da aquisição das ações ordinárias de sua própria emissão, para permanência em tesouraria, bonificação ou posterior alienação no mercado, cancelamento, sem redução do capital social da Companhia, respeitado o disposto no § 1º do artigo 30 da Lei das S.A., e nas normas enunciadas na ICVM 567/2015, podendo, ainda, atender o exercício dos programas de ações diferidas e eventualmente programas de opções de compra de ações.

Para este novo programa de Recompra de Ações, a Companhia poderá, a seu exclusivo critério e nos termos do Programa de Recompra adquirir até 8.100.000 (oito milhões e cem mil) de ações ordinárias, nominativas, escriturais e sem valor nominal, de emissão da Companhia, correspondentes a até 4,28% do total de ações de emissão da Companhia e até 4,51% das Ações em Circulação.

No período findo em 30 de junho de 2020, o montante das ações em tesouraria é de R$ 312.468 (R$ 225.954 em 31 de dezembro de 2019).

23.2. Reservas de capital

A reserva de capital está constituída da seguinte forma:

	30/06/2020	31/12/2019
Ágio na subscrição de capital (a)	**1.222.025**	1.222.025
Plano de opção de compra de ações (Nota 31)	**25.208**	39.737
Gastos com emissão de ações (b)	**(96.157)**	(96.157)
	1.151.076	1.165.605

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(a) Em conformidade com a Lei 6.404/76, o preço de emissão das ações sem valor nominal pode ser fixado com parte destinada à formação de reserva de capital. Em 26 de junho de 2019 com base na oferta global de ações foi verificado o ágio na subscrição de capital de R$ 682.454

(b) Em conformidade com o Pronunciamento IFRS 9/CPC 48 – Instrumentos financeiros, os custos de transação incorridos na captação de recursos por meio da emissão de novas ações foram registrados separadamente como uma redução do patrimônio líquido

23.3. Reserva legal

É constituída mediante a apropriação de 5% do lucro líquido do exercício social, em conformidade com o art. 193 da Lei nº 6.404/76, até o limite de 20% do capital social.

Para o exercício findo em 31 de dezembro de 2019, em conformidade com parágrafo 1º do artigo 193 da Lei nº 6.404/76, a Companhia não constituiu a reserva legal pois o montante das reservas legais, acrescidas das reservas de capital excederam o percentual de 30% do capital social.

24. Provisão para contingências

A Companhia e as suas controladas são parte (polo passivo) em ações judiciais e processos administrativos perante vários tribunais e órgãos governamentais, decorrentes do curso normal das operações, envolvendo questões tributárias, trabalhistas, aspectos cíveis e outros assuntos.

Em 30 de junho de 2020, a Administração, com base em informações de seus assessores jurídicos mantém a provisão constituída no total de R$ 20.201 (R$ 19.588 em 31 de dezembro de 2019).

Existem outros processos avaliados pelos assessores jurídicos como sendo de risco possível, no montante de R$ 61.082 em 30 de junho de 2020 (R$ 62.887 em 31 de dezembro de 2019), para os quais nenhuma provisão foi constituída uma vez que a Administração avalia que não seja mais provável do que não uma obrigação presente na data-base.

Como resultado de procedimentos de fiscalização de atuação estadual realizado em 2018, foi lavrado auto de infração pelo entendimento de que a Companhia teria realizado operações de locação de equipamentos e espaços de data center no período entre janeiro de 2014 a dezembro de 2015, sob o fundamento de que as operações possuiriam natureza de serviços de telecomunicação e portanto estariam sujeitas à incidência do imposto de ICMS à alíquota de 25% e multa equivalente a 50% do valor atualizado do tributo pela falta de emissão de documentos fiscais nas operações. O montante atualizado para este processo no período findo em 30 de junho de 2020 é de R$ 38.876 (R$ 38.387 em 31 de dezembro de 2019) já incluídos na posição de risco possível mencionado acima.

As possíveis contingências das empresas adquiridas são garantidas pelos antigos proprietários conforme contratos de compra e venda. A Companhia e suas controladas possuem valores retidos suficientes para garantir esses compromissos, classificados na rubrica outros créditos no balanço patrimonial, com base nas diligências realizadas durante os processos de aquisições.

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30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

	Consolidado			
Movimentação	**Trabalhista**	**Cível**	**Tributário**	**Total**
Saldo em 31 de dezembro de 2019	9.203	1.627	8.758	19.588
Adições	1.760	333	204	2.297
Baixas	(1.352)	(508)	(120)	(1.980)
Atualização monetária	216	79	1	296
Saldo em 30 de junho de 2020	**9.827**	**1.531**	**8.843**	**20.201**

25. Receita operacional líquida

Abaixo apresentamos a conciliação entre a receita bruta e a receita líquida apresentada na demonstração de resultado do período:

	Consolidado			
	Período de seis meses findos em		Período de três meses findos em	
	30/06/2020	30/06/2019	**30/06/2020**	30/06/2019
Receita bruta operacional				
Receita de assinatura	**415.306**	368.716	**213.130**	188.201
Receita de serviços	**68.644**	52.770	**33.163**	30.794
	483.950	421.486	**246.293**	218.995
Deduções sobre venda				
PIS	**(2.869)**	(2.481)	**(1.455)**	(1.316)
COFINS	**(13.241)**	(11.447)	**(6.716)**	(6.069)
ISS	**(11.158)**	(9.351)	**(5.467)**	(4.703)
INSS	**(17.558)**	(15.527)	**(8.957)**	(8.128)
Outros	**(3.385)**	(2.823)	**(1.873)**	(1.664)
Cancelamentos e abatimentos	**(13.757)**	(10.401)	**(8.374)**	(4.464)
	(61.968)	(52.030)	**(32.842)**	(26.344)
Total (*)	**421.982**	369.456	**213.451**	192.651

(*) Os valores apresentados incluem R$ 9.898 (R$ 4.060 em 30 de junho de 2020) referente à Linx Pay Meios de Pagamento Ltda e suas controladas.

A Companhia e suas controladas não possuem clientes que representam individualmente mais que 10% da receita dos períodos findos em 30 de junho de 2020 e 30 de junho de 2019.

Tabela abaixo apresenta as informações geográficas conforme requerido pelo IFRS 8/CPC 22 – informações por segmentos.

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	Informações Geográficas	
	30/06/2020	30/06/2019
Receita líquida		
No Brasil	**399.444**	351.272
No exterior	**22.538**	18.184
	421.982	369.456
Ativos		
No Brasil	**2.440.730**	2.594.531
No exterior	**43.415**	30.841
	2.484.145	2.625.372
Passivos		
No Brasil	**781.112**	733.484
No exterior	**23.147**	16.564
	804.259	750.048

26. Custos dos serviços prestados

	Consolidado		Consolidado	
	Período de seis meses findos em		Período de três meses findos em	
	30/06/2020	30/06/2019	**30/06/2020**	30/06/2019
Natureza				
Depreciação e amortização	**(29.592)**	(27.454)	**(14.715)**	(14.378)
Pessoal	**(76.735)**	(67.868)	**(35.933)**	(33.984)
Serviços de terceiros	**(17.114)**	(12.423)	**(7.927)**	(7.679)
Viagens e estadias	**(1.232)**	(2.319)	**(209)**	(1.395)
Despesa com link	**(13.671)**	(13.008)	**(6.724)**	(5.768)
Outros	**(301)**	(344)	**(301)**	(213)
Total (*)	**(138.645)**	(123.416)	**(65.809)**	(63.417)

(*) Os valores apresentados incluem R$ 1.252 (R$ 15 em 30 de junho de 2019) referente à Linx Pay Meios de Pagamento Ltda e suas controladas.

27. Receita (despesas) operacionais

	Controladora		Consolidado		Controladora		Consolidado	
	Período de seis meses findos em				Período de três meses findos em			
	30/06/2020	30/06/2019	**30/06/2020**	30/06/2019	**30/06/2020**	30/06/2019	**30/06/2020**	30/06/2019
Natureza								
Aluguéis	-	-	**(3.123)**	(1.012)	-	-	**(1.136)**	(984)
Comissões	-	-	**(22.390)**	(18.971)	-	-	**(12.589)**	(9.661)
Depreciação e amortização (**)	-	-	**(45.687)**	(28.484)	-	-	**(24.202)**	(17.213)
Manutenção e conservação	-	-	**(6.706)**	(3.047)	-	-	**(3.717)**	671
Pessoal	**(662)**	(1.481)	**(137.087)**	(110.209)	**(347)**	(503)	**(70.154)**	(56.133)
Propaganda e publicidade	**(220)**	-	**(7.681)**	(6.533)	**(220)**	-	**(3.006)**	(3.453)
Serviços de terceiros	**(1.749)**	(91)	**(30.620)**	(22.220)	**(1.656)**	(64)	**(13.721)**	(11.669)
Viagens e estadias	**(37)**	-	**(2.965)**	(4.284)	**(32)**	-	**(513)**	(2.140)

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30 de junho de 2020
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Despesa com link	-	-	**(1.162)**	(45)	-	-	**(773)**	(36)
Perdas eventuais	-	-	**(7.901)**	(4.025)	-	-	**(4.800)**	(2.289)
Despesas com Informática	**(1)**	-	**(971)**	(1.800)	**(1)**	-	**(527)**	(883)
Outras receitas	-	-	**2.354**	16.949	-	-	**1.937**	8.825
Outros	**(628)**	(295)	**(7.844)**	(12.611)	**(159)**	(52)	**(3.869)**	(9.858)
	(3.297)	(1.867)	**(271.783)**	(196.292)	**(2.415)**	(619)	**(137.070)**	(104.823)
Função								
Despesas administrativas e gerais	**(3.294)**	(1.867)	**(134.079)**	(99.011)	**(2.412)**	(619)	**(68.579)**	(55.049)
Despesas de vendas	-	-	**(75.785)**	(71.406)	-	-	**(39.088)**	(36.081)
Pesquisa e desenvolvimento	**(3)**	-	**(54.695)**	(38.485)	**(3)**	-	**(25.143)**	(20.113)
Outras receitas (despesas) operacionais	-	-	**(7.224)**	12.610	-	-	**(4.260)**	6.420
Total (*)	**(3.297)**	(1.867)	**(271.783)**	(196.292)	**(2.415)**	(619)	**(137.070)**	(104.823)

(*) Os valores apresentados incluem R$ 9.272 (R$ 3.354 em 31 de junho de 2020) referente à Linx Pay Meios de Pagamento Ltda e suas controladas.
(**) Os valores apresentados incluem a amortização do direito de uso no montante de R$ 11.902

28. Resultado financeiro

	Controladora		Consolidado		Controladora		Consolidado	
	Período de seis meses findos em				Período de três meses findos em			
	30/06/2020	30/06/2019	**30/06/2020**	30/06/2019	**30/06/2020**	30/06/2019	**30/06/2020**	30/06/2019
Receitas Financeiras								
Juros ativos	-	-	**1.206**	1.638	-	-	**386**	836
Juros s/aplicações financeiras	**8.774**	1.524	**10.955**	11.717	**3.309**	646	**4.082**	5.604
Descontos obtidos (***)	-	-	**1.059**	144	-	-	**901**	71
Variação cambial ativa	**206**	-	**6.119**	4.602	**9**	-	**2.573**	986
Efeito da atualização IAS 29	-	-	**(9)**	-	-	-	**(9)**	-
Outras receitas	-	246	**2.257**	2.421	-	201	**1.032**	1.158
	8.980	1.770	**21.587**	20.522	**3.318**	847	**8.965**	8.655
Despesas Financeiras								
Juros passivos	-	-	**(5.627)**	(4.670)	-	-	**(2.547)**	(3.764)
Juros s/empréstimos e financiamentos	-	-	**(2.921)**	(3.549)	-	-	**(2.087)**	(1.245)
Desconto concedido	-	-	**(7.243)**	(4.500)	-	-	**(3.445)**	(2.087)
Variação cambial passiva	**(289)**	(6.674)	**(11.321)**	(11.279)	**(97)**	(6.674)	**(6.395)**	(8.023)
Imposto sobre operações financeiras	-	-	**(465)**	(467)	-	-	**(199)**	(225)
Efeito da atualização IAS 29	-	-	**(1.787)**	(140)	-	-	**892**	398
Outras despesas (*)	**(306)**	(152)	**(5.417)**	(6.405)	**(169)**	(86)	**791**	(2.433)
	(595)	(6.826)	**(34.781)**	(31.010)	**(266)**	(6.760)	**(12.990)**	(17.379)
Total (**)	**8.385**	(5.056)	**(13.194)**	(10.488)	**3.052**	(5.913)	**(4.025)**	(8.724)

(*) Refere-se substancialmente a realização do AVP relacionados aos saldos de combinação de negócios e despesas bancárias
(**) Os valores apresentados incluem R$ 1.510 (R$ 370 em 31 de junho de 2020) referente à Linx Pay Meios de Pagamento Ltda e suas controladas
(***) Os valores apresentados incluem R$ 331 referente a desconto obtido em arrendamento de propriedade contabilizado conforme CPC 06 (R2)/ Emenda à IFRS 16

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30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

29. Gestão de riscos financeiros

A Companhia e suas controladas apresentam exposição aos seguintes riscos advindos do uso de instrumentos financeiros:

- Risco de crédito
- Risco de liquidez
- Risco de mercado
- Risco operacional

29.1. Risco de crédito

Risco de crédito é o risco de prejuízo financeiro da Companhia e suas controladas caso um cliente ou contraparte em um instrumento financeiro falhe em cumprir com suas obrigações contratuais, que surgem principalmente dos recebíveis de suas controladas de clientes.

A exposição da Companhia e suas controladas ao risco de crédito é influenciada, principalmente, pelas características individuais de cada cliente. A Companhia e suas controladas estabeleceram uma política de crédito sob a qual todo o novo cliente tem sua capacidade de crédito analisada individualmente antes dos termos e das condições padrão de pagamento.

A Companhia e suas controladas possuem uma carteira de clientes muito diversificada com baixo nível de concentração, onde o maior cliente representa apenas 1,68% da receita recorrente.

As controladas estabelecem uma provisão para perdas estimadas em créditos de liquidação duvidosa que representa sua estimativa de perdas incorridas com relação às contas a receber de clientes (vide nota explicativa nº 8). O principal componente desta provisão é específico e relacionado a riscos significativos individuais.

A Companhia e suas controladas possuem transações de caixa e equivalentes de caixa e aplicações financeiras com contrapartes de baixo risco de crédito.

Em 30 de junho de 2020, a exposição máxima referente ao caixa e equivalentes de caixa, aplicações financeiras e as contas a receber está representada abaixo:

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Caixa e equivalentes de caixa (Nota 6)	**155**	16.387	**43.076**	75.898
Aplicações financeiras (Nota 7)	**484.116**	732.473	**587.148**	904.362
Contas a receber de clientes (Nota 8)	**-**	-	**336.843**	288.111
	484.271	748.860	**967.067**	1.268.371

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30 de junho de 2020
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29.2. Risco de liquidez

Risco de liquidez é o risco em que a Companhia e suas controladas irão encontrar dificuldades em cumprir com as obrigações associadas com seus passivos financeiros que são liquidados com pagamentos à vista ou com outro ativo financeiro. A abordagem da Companhia e suas controladas na administração de liquidez são de garantir, o máximo possível, que sempre tenha liquidez suficiente para cumprir com suas obrigações ao vencerem, sob condições normais, sem causar perdas inaceitáveis ou com risco de prejudicar a reputação da Companhia e suas controladas.

A tabela a seguir demonstra em detalhes o vencimento dos passivos financeiros contratados:

	Controladora			
Operação	**Até 1 ano**	**Até 2 anos**	**De 3 a 5 anos**	**Total**
Fornecedores	1.648	-	-	1.648
Outros passivos (Nota 22)	535	-	-	535
	2.183	**-**	**-**	**2.183**

	Consolidado				
Operação	Até 1 ano	Até 2 anos	De 3 a 5 anos	Acima de 5 anos	Total
Fornecedores	29.696	-	-	-	29.696
Empréstimos e financiamentos (Nota 16)	54.550	17.097	66.630	63.363	201.640
Arrendamento a pagar (Nota 17)	40.734	9.664	45.573	35.795	131.766
Contas a pagar por aquisição de controladas-*Earn Outs* (Nota 19)	55.315	26.177	4.231	-	85.723
Contas a pagar por aquisição de controladas-Parcelas Retidas (Nota 19)	13.349	8.743	2.923	3.243	28.258
Contas a pagar por aquisição de controladas-Outras (Nota 19)	434	616	-	-	1.050
Outros passivos (Nota 22)	113.383	2.011	-	-	115.394
	307.461	64.308	119.357	102.401	593.527

Como os valores incluídos na tabela são os fluxos de caixa não descontados, esses valores não serão conciliados com os valores divulgados no balanço patrimonial para arrendamento a pagar e contas a pagar por aquisição de controladas.

Tipicamente, a Companhia e suas controladas garantem que possuem caixa à vista suficiente para cumprir com despesas operacionais esperadas, incluindo o cumprimento de obrigações financeiras; isto exclui o impacto potencial de circunstâncias extremas que não podem ser razoavelmente previstas, como desastres naturais.

29.3. Risco de mercado

Risco de taxas de juros e inflação: o risco de taxas de juros decorre da parcela da dívida referenciada ao TJLP, TLP, IPCA, IGPM, CDI e LIBOR e aplicações financeiras em CDI, que podem afetar negativamente as receitas ou despesas financeiras caso ocorra um movimento desfavorável nas taxas de juros e inflação. A exposição deste risco está demonstrada abaixo na análise da sensibilidade.

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Notas Explicativas

Linx S.A.

Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

29.4. Risco operacional

Risco operacional é o risco de prejuízos diretos ou indiretos decorrentes de uma variedade de causas associadas a processos, pessoal, tecnologia e infraestrutura da Companhia e suas controladas e de fatores externos, exceto riscos de crédito, mercado e liquidez, como aqueles decorrentes de exigências legais e regulatórias e de padrões geralmente aceitos de comportamento empresarial. O objetivo da Companhia e suas controladas é administrar o risco operacional e risco na qualidade de serviços para evitar a ocorrência de prejuízos financeiros e danos à reputação da Companhia e suas controladas.

29.5. Gestão de capital

A política da Diretoria é manter uma sólida base de capital para manter a confiança do investidor, credor e mercado e manter o desenvolvimento futuro do negócio. A Diretoria monitora os retornos sobre capital, que a Companhia define como resultados de atividades operacionais divididos pelo patrimônio líquido total. A Diretoria também monitora o nível de dividendos para seus acionistas.

29.6. Análise dos instrumentos financeiros

É apresentada a seguir uma tabela de comparação por classe de valor contábil e do valor justo dos instrumentos financeiros da Companhia e suas controladas.

	Controladora				Consolidado			
	Valor contábil	Valor justo	Valor contábil	Valor justo	Valor contábil	Valor justo	Valor contábil	Valor justo
	30/06/2020	30/06/2020	31/12/2019	31/12/2019	30/06/2020	30/06/2020	31/12/2019	31/12/2019
Ativos financeiros								
Caixa e equivalentes de caixa (Nota 6)	155	155	16.387	16.387	43.076	43.076	75.898	75.898
Aplicações financeiras (Nota 7)	484.116	484.116	732.473	732.473	587.148	587.148	904.362	904.362
Contas a receber de clientes (Nota 8)	-	-	-	-	336.843	336.843	288.111	288.111
Outros créditos (Nota 11)	34	34	93	93	64.648	64.648	48.847	48.847
Total	484.305	484.305	748.953	748.953	1.031.715	1.031.715	1.317.218	1.317.218
Passivos financeiros								
Fornecedores	1.648	1.648	1.050	1.050	29.696	29.696	24.007	24.007
Empréstimos e financiamentos (Nota 16)	-	-	-	-	201.640	201.640	209.773	209.773
Arrendamento a pagar (Nota 17)	-	-	-	-	109.210	109.210	126.082	126.082
Contas a pagar por aquisição de controladas (Nota 19)	-	-	-	-	106.475	106.475	83.069	83.069
Outros passivos (Nota 22)	535	535	1.070	1.070	115.394	115.394	94.854	94.854
Total	2.183	2.183	2.120	2.120	562.415	562.415	537.785	537.785

Os valores desses instrumentos reconhecidos no balanço patrimonial não diferem significativamente dos valores justos.

- Contas a receber de clientes e fornecedores se aproximam de seu respectivo valor contábil em grande parte devido ao vencimento no curto prazo destes instrumentos.

- Empréstimos e financiamentos, arrendamentos mercantis e contas a pagar por aquisições são corrigidos conforme contrato e representam o saldo a ser liquidado na data do encerramento das obrigações contratuais.

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Linx S.A.

Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

Instrumentos financeiros por categoria:

	Controladora			
	30/06/2020		31/12/2019	
	Valor justo por meio do resultado	Custo amortizado	Valor justo por meio do resultado	Custo amortizado
Ativos financeiros				
Caixa e equivalentes de caixa (Nota 6)	15	140	16	16.371
Aplicações financeiras (Nota 7)	484.116	-	732.473	-
Outros créditos (Nota 11)	-	34	-	93
	484.131	174	732.489	16.464
Passivos financeiros				
Fornecedores	-	1.648	-	1.050
Outros passivos (Nota 22)	-	535	-	1.070
	-	2.183	-	2.120

	Consolidado			
	30/06/2020		31/12/2019	
	Valor justo por meio do resultado	Custo amortizado	Valor justo por meio do resultado	Custo amortizado
Ativos financeiros				
Caixa e equivalentes de caixa (Nota 6)	9.165	33.911	7.924	67.974
Aplicações financeiras (Nota 7)	587.148	-	904.362	-
Contas a receber de clientes (Nota 8)	-	336.843	-	288.111
Outros créditos (Nota 11)	-	64.648	-	48.847
	596.313	435.402	912.286	404.932
Passivos financeiros				
Fornecedores	-	29.696	-	24.007
Empréstimos e financiamentos (Nota 16)	-	201.640	-	209.773
Arrendamento a pagar (Nota 17)	-	109.210	-	126.082
Contas a pagar por aquisição de controladas (Nota 19)	106.475	-	83.069	-
Outros passivos (Nota 22)	-	115.394	-	94.854
	106.475	455.940	83.069	454.716

29.7. Hierarquia de valor justo

O seguinte quadro demonstra a hierarquia da mensuração do valor justo dos ativos e passivos da Companhia e suas controladas.

Divulgações quantitativas da hierarquia do valor justo em 30 de junho de 2020:

	Total	Preços cotados em mercados ativos (Nível 1)	Dados observáveis significativos (Nível 2)	Dados não observáveis significativos (Nível 3)
Ativos mensurados a valor justo				
Ativos financeiros a valor justo				
Aplicações financeiras (Nota 7)	587.148	-	587.148	-
Passivos mensurados a valor justo				

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

Passivos financeiros a valor justo				
Empréstimos e financiamentos (Nota 16)	**201.640**	-	**201.640**	-
Arrendamento a pagar (Nota 17)	**109.210**	-	**109.210**	-
Contas a pagar por aquisição de controladas (Nota 19)	**106.475**	-	**1.050**	**105.425**

Itens mensurados ao valor justo em bases recorrentes – Os passivos da Companhia relacionados as combinações de negócios são mensurados ao valor justo com inputs de nível 3. A Companhia determina o valor justo do *earn-out* e qualquer alteração subsequente no valor justo aplicando abordagem de desconto baseada em probabilidade ponderada. O valor justo do *earn-out* é avaliado considerando pagamentos que a Companhia espera realizar com base em observações internas históricas.

A Companhia e suas controladas utilizam técnicas de avaliação apropriadas com o auxílio de dados suficientes disponíveis para mensurar o valor justo, maximizando o uso de dados observáveis relevantes e minimizando o uso de dados não observáveis.

Não houve transferências entre níveis de mensuração na hierarquia do valor justo no período findo em 30 de junho de 2020 para esses ativos.

29.8. Análise da sensibilidade dos ativos e passivos financeiros

Os principais riscos atrelados às operações da Companhia e suas controladas estão ligados a variação da TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC e LIBOR, para financiamentos junto ao BNDES e contas a pagar por aquisições de empresas e CDI para aplicações financeiras.

As aplicações com CDI estão registradas a valor de mercado, conforme cotações divulgadas pelas respectivas instituições financeiras e os demais se referem, em sua maioria, a certificado de depósito bancário, portanto, o valor registrado desses títulos não apresenta diferença para o valor de mercado.

Com a finalidade de verificar a sensibilidade do indexador nas aplicações financeiras as quais a Companhia e suas controladas estavam expostas na data base de 30 de junho de 2020, foram definidos 03 cenários diferentes para risco de diminuição do CDI. Com base no índice de junho de 2020, que foi de 2,15% (4,40% em 31 de dezembro de 2019) e este definido como cenário provável; a partir deste, foram de 25% e 50%.

		Controladora			
Operação	**Saldo em 30/06/2020**	**Risco**	**Cenário I (Provável)**	**Cenário II**	**Cenário III**
Aplicações financeiras	484.116	Diminuição	2,15%	1,61%	1,08%
Receita financeira		do CDI	10.408	7.794	5.228

		Consolidado			
Operação	**Saldo em 30/06/2020**	**Risco**	**Cenário I (Provável)**	**Cenário II**	**Cenário III**
Aplicações financeiras	587.148	Diminuição	2,15%	1,61%	1,08%
Receita financeira		do CDI	12.624	9.453	6.341

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

Com o objetivo de verificar a sensibilidade do indexador nas dívidas ao qual a Companhia e suas controladas estavam expostas na data de 30 de junho de 2020, foram definidos 03 cenários diferentes para risco de aumento aos indexadores. Com base nos valores da TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC e LIBOR vigentes em 30 de junho de 2020, disponíveis na CETIP, IBGE, Banco Central, FGV, entre outros. Desta maneira foi definido o cenário provável para o ano de 2020 e a partir deste, calculadas variações de 25% e 50%.

Para cada cenário foi calculada a despesa financeira bruta não levando em consideração incidência de tributos e o fluxo de vencimentos de cada contrato programado para 2020. A data base utilizada para os financiamentos foi 30 de junho de 2020 projetando os índices para um ano e verificando a sensibilidade dos mesmos em cada cenário.

		Consolidado			
Operação	**Saldo em 30/06/2020**	**Risco**	**Cenário I (Provável)**	**Cenário II**	**Cenário III**
Financiamentos - BNDES	201.640	Aumento	9.961	12.461	14.942
Taxa sujeita à variação		da TJLP	4,94%	6,18%	7,41%
Aquisição de empresas	8.615	Aumento	378	473	568
Taxa sujeita à variação		do IGPM	4,39%	5,49%	6,59%
Aquisição de empresas	341	Aumento	7	9	11
Taxa sujeita à variação		do CDI	2,15%	2,69%	3,23%
Aquisição de empresas	19.301	Aumento	19	25	29
Taxa sujeita à variação		do IPCA	0,10%	0,13%	0,15%
Aquisição de empresas	11.761	Desvalorização	645	806	967
Taxa sujeita à variação		do R$	5,48%	6,85%	8,22%

30. Lucro por ação

O lucro básico por ação é calculado mediante a divisão do lucro atribuível aos acionistas da Companhia, pela quantidade média ponderada de ações ordinárias disponíveis durante o período.

O lucro diluído por ação é calculado mediante o ajuste da quantidade média ponderada de ações ordinárias em circulação, para presumir a conversão de todas as ações ordinárias potenciais diluídas.

Os quadros abaixo apresentam os dados de resultado e ações utilizados no cálculo dos lucros básico e diluído por ação:

	Controladora e Consolidado	
	30/06/2020	30/06/2019
Lucro (prejuízo) líquido do período	**(6.252)**	29.648
Número médio ponderado de ações	189.408.960	167.866.181
(-) Ações em tesouraria	(11.271.064)	(7.542.605)
Média ponderada ajustada de ações	**178.137.896**	160.323.576
Lucro (prejuízo) básico por ação - (em reais)	**(0,0351)**	0,1849

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

	Controladora e Consolidado	
	30/06/2020	30/06/2019
Lucro (prejuízo) líquido do período	**(6.252)**	29.648
Número médio ponderado de ações (*)	189.408.960	167.866.181
(+) Stock Option	4.112.589	10.222.591
(-) Ações em tesouraria	(11.271.064)	(7.542.605)
Média ponderada ajustada de ações	**182.250.485**	170.546.167
Lucro (prejuízo) diluído por ação (em reais)	**(0,0343)**	0,1738

(*) Valores pós-desdobramento das ações de 13 de junho de 2016

31. Pagamento com base em ações

31.1. Stock option

Foi aprovado pela Assembleia Geral Extraordinária da Companhia, realizada em 4 de dezembro de 2012, o Plano de Opção de Compra de Ações da Linx S.A., que estabelece as condições gerais de outorga de opções de compra de ações de emissão da Companhia nos termos do art. 168, § 3º, da Lei nº 6.404/76.

O valor justo de cada opção concedida é estimado na data da concessão com base no modelo Black-Scholes de precificação de opções, que considerou as variáveis e resultados as seguintes:

Stock Options

Outorga					Premissas valor justo				
					Expectativa de				
Número	Data	Quantidade de opções	Preço de exercício-reais	Valor justo das ações	Dividendos - %	Volatilidade - %	Taxa de juros livre de risco - %	Prazo maturidade	Data de expiração
1ª	2013	1.842.951	6,24	4,24	3,30%	25,24%	10,27%	4 anos	2017
2ª	2014	406.059	11,28	3,94	0,80%	25,11%	10,12%	4 anos	2018
3ª	2015	432.855	38,72	11,86	1,28%	24,00%	12,96%	4 anos	2019
4ª	2016	566.592	38,17	14,00	0,85%	25,01%	7,25%	4 anos	2020
5ª	2017	391.618	16,99	3,83	1,34%	24,25%	9,71%	4 anos	2021
6ª	2018	420.552	21,61	2,99	1,39%	23,69%	7,43%	4 anos	2022

A seguir as movimentações no plano de opção de ações:

	Opção de compra de ações	
	Número de ações em circulação	Preço de exercício (em reais)
31 de dezembro de 2019	716.173	19,16
(-) Exercidas	(24.207)	
30 de junho de 2020	691.966	5,27

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

31.2. Ações restritas

O valor justo de cada ação restrita é estimado na data da concessão com base no modelo Black-Scholes de precificação de opções, que considerou as variáveis e resultados as seguintes:

Ações Diferidas								
Outorga				Premissas valor justo				
				Expectativa de				
Número	Data da Outorga	Quantidade de ações	Valor justo das ações	Dividendos - %	Volatilidade - %	Taxa de juros livre de risco - %	Prazo maturidade	Data de Expiração
1ª	2016	10.446	16,00	0,80%	25,01%	13,64%	1 ano	2017
2ª	2017	884.602	27,84	1,34%	24,25%	9,71%	4 anos	2021
3ª	2018	448.489	18,12	1,39%	23,69%	7,43%	4 anos	2022
4ª	2019	3.232.761	27,75	1,33%	27,14%	6,42%	4 anos	2023
5ª	2020	854.762	20,11	1,01%	30,80%	5,11%	4 anos	2024

A seguir as movimentações nas ações restritas:

	Ações restritas	
	Número de ações em circulação	Preço de exercício (em reais)
31 de dezembro de 2019	3.699.594	34,33
Outorgadas	854.762	
(-) Exercidas	(922.708)	
(-) Canceladas	(177.846)	
30 de junho de 2020	3.453.802	20,32

O efeito acumulado no período findo em 30 de junho de 2020 é de R$ 4.950 (R$ 11.341 em 30 de junho de 2019), registrado na demonstração do resultado como despesa com salários. Este efeito não teve impacto no caixa da Companhia.

O saldo acumulado no patrimônio líquido apresentado em reserva de capital na rubrica de "plano de opções de ações" no período findo em 30 junho de 2020 é de R$ 25.208 (R$ 39.737 em 31 de dezembro de 2019).

32. Passivos de atividades de financiamento

	31/12/2018	01/01/2019	Pagamentos	Variação cambial	Novas aquisições	Outros (*)	31/12/2019
Empréstimos e financiamentos (Nota 16)	249.981	-	(59.070)	-	443	18.418	209.772
Arrendamento a pagar (Nota 17)	-	91.796	(18.845)	249	-	52.882	126.082
Contas a pagar por aquisição de controladas (Nota 19)	112.487	-	(48.093)	1.483	54.723	(37.531)	83.069
Total dos passivos de atividades de financiamento	362.468	91.796	(126.008)	1.732	55.166	33.769	418.923

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

	31/12/2019	Pagamentos	Variação cambial	Novas aquisições	Outros (*)	30/06/2020
Empréstimos e financiamentos (Nota 16)	209.772	**(15.819)**	**-**	**-**	**7.687**	**201.640**
Arrendamento a pagar (Nota 17)	126.082	**(35.377)**	**4.545**	**8.918**	**5.042**	**109.210**
Contas a pagar por aquisição de controladas (Nota 19)	83.069	**(35.641)**	**3.613**	**53.532**	**1.902**	**106.475**
Total dos passivos de atividades de financiamento	418.923	**(86.837)**	**8.158**	**62.450**	**14.631**	**417.325**

(*) As movimentações incluídas na coluna de "outros" incluem os efeitos das adições da IFRS 16/CPC 06 (R2), o efeito do reconhecimento dos juros ainda não pagos sobre os empréstimos, contas a pagar por aquisição e ajuste a valor presente das aquisições

33. Ativos e passivos dos segmentos operacionais

Os segmentos operacionais são definidos a partir das atividades de negócio refletindo a forma como a Administração da Companhia revisa as informações financeiras para tomada de decisão. Sendo assim, a Companhia possui dois segmentos operacionais: Linx Software e Linx Pay Meios de Pagamento Ltda. e suas controladas. As políticas contábeis dos segmentos operacionais são as mesmas àquelas aplicadas às demonstrações financeiras consolidadas.

As informações a seguir apresentam a posição patrimonial sumariada dos segmentos operacionais reportáveis para os períodos findos em 30 de junho de 2020 e 31 de dezembro de 2019:

	30/06/2020			
	Software	Linx Pay Meios de Pagamento Ltda e suas controladas	Eliminações	Total consolidado
Ativo				
Circulante	861.651	151.796	(2.824)	1.010.623
Não circulante	1.473.870	227.720	(228.068)	1.473.522
Total do ativo	2.335.521	379.516	(230.892)	2.484.145
Passivo				
Circulante	298.732	143.946	(2.824)	439.854
Não Circulante	356.903	14.403	(6.901)	364.405
Patrimônio líquido	1.679.886	221.167	(221.167)	1.679.886
Total do passivo e patrimônio líquido	2.335.521	379.516	(230.892)	2.484.145

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Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

	31/12/2019			
	Software	Linx Pay Meios de Pagamento Ltda	Eliminações	Total consolidado
Ativo				
Circulante	1.193.336	112.679	(6.045)	1.299.970
Não circulante	1.292.217	30.930	(59.174)	1.263.973
Total do ativo	**2.485.553**	**143.609**	**(65.219)**	**2.563.943**
Passivo				
Circulante	284.775	91.117	(6.045)	369.847
Não Circulante	410.934	2.837	(9.519)	404.252
Patrimônio líquido	1.789.844	49.655	(49.655)	1.789.844
Total do passivo e patrimônio líquido	**2.485.553**	**143.609**	**(65.219)**	**2.563.943**

34. Cobertura de seguros

A Companhia e suas controladas adotam a política de contratar cobertura de seguros para os bens sujeitos a riscos para cobrir eventuais sinistros, considerando a natureza de sua atividade. As coberturas em 2020 e 2019 são demonstradas a seguir:

	Controladora e Consolidado	
	30/06/2020	31/12/2019
Responsabilidade civil para profissionais	**10.000**	10.000
Responsabilidade civil para administradores	**70.000**	70.000
Riscos operacionais	**200.000**	165.800
Veículos	**600**	600
	280.600	246.400

35. Eventos subsequentes

35.1 Recebimento de recurso junto ao BNDES

Em 30 de julho de 2020, a controlada Linx Sistemas e Consultoria Ltda recebeu recurso no montante de R$ 107.936, o qual refere-se a uma das parcelas integrantes do contrato de empréstimo assinado junto ao Banco Nacional de Desenvolvimento Econômico e Social – BNDES em 13 de dezembro de 2018. Parte substancial do crédito deste contrato destina-se ao plano de Investimentos da entidade contemplando ações de infraestrutura, pesquisa e desenvolvimento, treinamento, marketing e comercialização. O referido contrato prevê como encargos IPCA, mais taxa pré-fixada de 3,10% ao ano e spread de 1,37% ano.

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Notas Explicativas

Linx S.A.

Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

35.2 Combinação de negócios

Conforme informado no Fato Relevante de 11 de agosto de 2020, nessa mesma data foi celebrado o Acordo de Associação e Outras Avenças ("Acordo de Associação") pela Companhia, pela STNE Participações S.A. ("STNE" e, em conjunto com a Linx, as "Companhias"), e pela STONECO LTD. ("StoneCo"), controladora da STNE, com a interveniência e anuência de outros terceiros, que trata da combinação dos negócios da Companhia e da STNE ("Operação").

A assinatura do Acordo de Associação foi aprovada pelo Conselho de Administração da Linx em reunião realizada em 10 de agosto de 2020.

Cumpridas as condições previstas no Acordo de Associação para esse fim, o Conselho de Administração da Linx, após a assinatura do Protocolo e Justificação da Incorporação de Ações ("Protocolo"), reunir-se-á oportunamente para (a) detalhar sua recomendação aos acionistas da Companhia acerca da Operação; e (b) convocar a assembleia geral para deliberar sobre os termos da Operação.

Estrutura da Operação

Conforme o disposto no Acordo de Associação, as partes concordaram que a integração das atividades da STNE e da Linx será implementada por meio (i) da incorporação da totalidade das ações de emissão da Linx pela STNE ("Incorporação de Ações"), com a atribuição, aos acionistas da Linx, de ações preferenciais mandatoriamente resgatáveis classe A e classe B de emissão da STNE; e (ii) do resgate da totalidade dessas novas ações preferenciais mandatoriamente resgatáveis da STNE ("Resgate de Ações"), mediante o pagamento de valor em dinheiro e da entrega de ações classe A de StoneCo, negociadas na NASDAQ - Nasdaq Stock Market.

Mediante a aprovação da Incorporação de Ações, serão atribuídas aos acionistas da Linx novas ações preferenciais mandatoriamente resgatáveis classe A e classe B de emissão da STNE, sendo atribuída uma ação preferencial mandatoriamente resgatável classe A e uma ação preferencial mandatoriamente resgatável classe B de emissão da STNE para cada uma ação ordinária de emissão da Linx ("Novas Ações"). As Novas Ações terão os direitos e benefícios a elas atribuídos nos termos do Estatuto Social da STNE.

Imediatamente após a implementação da Incorporação de Ações, o Resgate de Ações dar-se-á da seguinte forma:

(a) cada uma ação preferencial Classe A de STNE será resgatada mediante o pagamento, à vista, ao seu titular, de R$ 30,39 (em Reais), atualizado pro rata die com base na variação do CDI a partir do sexto mês contado a partir da data de assinatura do Acordo de Associação; e

(b) cada uma ação preferencial Classe B de STNE será resgatada mediante a entrega, ao seu titular, de 0,0126774 ações classe A de StoneCo, negociadas na NASDAQ.

A relação de troca acordada pelas partes atribui um valor de R$ 33,76 (em Reais) por ação da Companhia.

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Notas Explicativas

Linx S.A.

Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

O Protocolo poderá estabelecer alternativas de combinação de parcela em dinheiro ou em ações classe A da StoneCo, desde que respeitado o desembolso de R$ 5,4 bilhões e de entrega de 2.269.802 ações classe A da StoneCo.

Os detentores de American Depositary Receipts ("ADRs") lastreados em ações de emissão da Linx farão jus ao recebimento de ações classe A da StoneCo, observada a mesma Relação de Troca. Para tanto, a STNE e a StoneCo tomarão as providências para obter o registro da Operação (ou sua isenção, conforme aplicável) junto à Securities and Exchange Commission nos EUA. Uma vez consumada a Operação, as ações e os ADRs de emissão da Linx deixarão de ser negociados na B3 S.A. – Brasil, Bolsa, Balcão ("B3") e na New York Stock Exchange - NYSE, respectivamente.

Condições Precedentes da Operação

O fechamento da Operação está sujeito ao cumprimento de condições precedentes usuais para este tipo de operação, incluindo, sem limitação, (i) a aprovação da sua consumação pelo Conselho Administrativo de Defesa Econômica – CADE de forma definitiva; (ii) o registro de declaração (registration statement) da StoneCo no Formulário F-4, nos termos do Securities Act de 1933 dos EUA; (iii) a aprovação, pelos acionistas da Linx, (a) da dispensa da aplicação do Artigo 43 do estatuto social da Linx relacionada a eventual obrigação da STNE de realizar a oferta pública para aquisição de ações da Linx em decorrência da Operação; (b) da dispensa da adesão da STNE ao segmento Novo Mercado da B3; e (c) da Incorporação de Ações, inclusive, mas não se limitando, ao Protocolo e o respectivo laudo de avaliação; e (iv) a aprovação, pelos acionistas da STNE, (a) da Incorporação de Ações, inclusive, mas não se limitando, ao Protocolo e o respectivo laudo de avaliação; e (b) do Resgate de Ações, como ato subsequente e interdependente da Incorporação de Ações. A aprovação pelos acionistas da Linx deverá contar com a anuência da maioria dos titulares das ações em circulação da Companhia presentes na assembleia geral da Companhia que irá deliberar sobre a Operação, nos termos do artigo 46, parágrafo único do Regulamento do Novo Mercado, bem como o voto de metade, no mínimo, das ações com direito a voto, nos termos do § 2º do artigo 252 da Lei das S.A.

O Acordo de Associação poderá ser rescindido caso determinadas condições não sejam verificadas.

Exclusividade e Multa Compensatória

Nos termos do Acordo de Associação, a Companhia assumiu um compromisso de exclusividade com o Grupo Stone para consumar a Operação, ressalvada a possibilidade de certos administradores da Companhia de receber e analisar propostas vinculantes e não-solicitadas de terceiros. Caso seja realizada operação concorrente com um terceiro, a Companhia deverá pagar multa compensatória à STNE equivalente a R$ 605 milhões.

Em caso de não aprovação da Operação pelos acionistas da Linx em Assembleia Geral a ser convocada, a Companhia ficará obrigada a efetuar o pagamento à STNE de multa compensatória equivalente a 25% da multa prevista no parágrafo acima. Caso venha a ser aceita, aprovada ou contratada pela Linx ou seus acionistas uma operação concorrente com um terceiro que tenha sido anunciada ou apresentada até a data de tal assembleia geral acima referida e tal operação concorrente seja concluída em um período de até 12 meses após a data de tal assembleia, a

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Notas Explicativas

Linx S.A.

Notas explicativas às informações financeiras intermediárias
30 de junho de 2020
(Em milhares de reais, exceto quando indicado de outra forma)

Companhia deverá pagar multa compensatória adicional à STNE equivalente a 75% da multa prevista no parágrafo acima.

Caso a aprovação do CADE para a Operação não seja obtida, a STNE deverá pagar multa compensatória à Linx no valor de R$ 605 milhões.

Em caso de descumprimento por qualquer uma das partes das suas respectivas obrigações assumidas que resulte na rescisão do Acordo de Associação, a Linx ou a STNE pagará uma multa compensatória à parte inocente no valor de R$ 605 milhões.

Outros Compromissos

No âmbito da Operação, os acionistas fundadores da Linx, de um lado, e os acionistas controladores da STNE, de outro lado, celebraram um Compromisso de Voto e Assunção de Obrigações, que prevê o voto favorável em assembleia para a aprovação da Operação. Adicionalmente, durante a vigência do Compromisso de Voto, os acionistas fundadores da Linx se comprometeram a não alienar ou de qualquer forma dispor das suas ações de emissão da Linx, conforme o caso.

Além do Acordo de Associação e do Compromisso de Voto, e como condição proposta pela STNE como elemento essencial da Operação, a STNE celebrou compromissos remunerados de não-competição e de não-aliciamento com os acionistas fundadores que ocupam posições chave na administração da Companhia e fez uma proposta para contratação do atual Diretor-Presidente da Companhia para que continue a prestar serviços para o Grupo Stone, em ambos os casos condicionados à conclusão da Operação.

Até a data da consumação da Operação, as Companhias permanecerão operando de forma independente.

Direito de Recesso

A Companhia informa que a Incorporação de Ações ensejará direito de recesso aos acionistas dissidentes da Companhia. Os detalhes sobre o exercício do direito de recesso, incluindo o valor de reembolso, serão oportunamente comunicados ao mercado.

Alberto Menache
Diretor-Presidente

Antonio Ramatis Fernandes Rodrigues
Vice-Presidente Financeiro

Úrsula Copi Peres
Contadora

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Comentário Sobre o Comportamento das Projeções Empresariais

A Companhia não tem como política a divulgação de projeções financeiras

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Outras Informações que a Companhia Entenda Relevantes

Não há outras informações que a Companhia entenda ser relevantes.

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Pareceres e Declarações / Relatório da Revisão Especial - Sem Ressalva

RELATÓRIO SOBRE A REVISÃO DE INFORMAÇÕES TRIMESTRAIS

Aos Acionistas, Conselheiros e Administradores da

Linx S.A.

Introdução

Revisamos as informações contábeis intermediárias, individuais e consolidadas, da Linx S.A. ("Companhia"), contidas no Formulário de Informações Trimestrais (ITR) referente ao trimestre findo em 30 de junho de 2020, que compreendem o balanço patrimonial em 30 de junho de 2020 e as respectivas demonstrações do resultado e do resultado abrangente para os períodos de três e seis meses findos naquela data e das mutações do patrimônio líquido e dos fluxos de caixa para o período de seis meses findos naquela data, incluindo as notas explicativas.

A administração é responsável pela elaboração das informações contábeis intermediárias individuais e consolidadas de acordo com a NBC TG 21 – Demonstração Intermediária e com a norma internacional IAS 34 – Interim Financial Reporting, emitida pelo International Accounting Standards Board (IASB), assim como pela apresentação dessas informações de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, aplicáveis à elaboração das Informações Trimestrais (ITR). Nossa responsabilidade é a de expressar uma conclusão sobre essas informações contábeis intermediárias com base em nossa revisão.

Alcance da revisão

Conduzimos nossa revisão de acordo com as normas brasileiras e internacionais de revisão de informações intermediárias (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade e ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectivamente). Uma revisão de informações intermediárias consiste na realização de indagações, principalmente às pessoas responsáveis pelos assuntos financeiros e contábeis e na aplicação de procedimentos analíticos e de outros procedimentos de revisão. O alcance de uma revisão é significativamente menor do que o de uma auditoria conduzida de acordo com as normas de auditoria e, consequentemente, não nos permitiu obter segurança de que tomamos conhecimento de todos os assuntos significativos que poderiam ser identificados em uma auditoria. Portanto, não expressamos uma opinião de auditoria.

Conclusão

Com base em nossa revisão, não temos conhecimento de nenhum fato que nos leve a acreditar que as informações contábeis intermediárias individuais e consolidadas incluídas nas informações trimestrais acima referidas não foram elaboradas, em todos os aspectos relevantes, de acordo com a NBC TG 21 e a IAS 34 aplicáveis à elaboração de Informações Trimestrais (ITR), e apresentadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

Outros assuntos

Demonstração do valor adicionado

As informações trimestrais acima referidas incluem as demonstrações do valor adicionado – DVA, individuais e consolidadas, referentes ao período de seis meses findo em 30 de junho de 2020, elaboradas sob a responsabilidade da administração da Companhia e apresentadas como informação suplementar para fins de IAS 34. Essas demonstrações foram submetidas a procedimentos de revisão executados em conjunto com a revisão das informações trimestrais, com o objetivo de concluir se elas estão conciliadas com as informações contábeis intermediárias e registros contábeis, conforme aplicável, e se sua forma e conteúdo estão de acordo com os critérios definidos na NBC TG 09 – Demonstração do Valor Adicionado. Com base em nossa revisão, não temos conhecimento de nenhum fato que nos leve a acreditar que essas demonstrações do valor adicionado não foram elaboradas, em todos os aspectos relevantes, segundo os critérios definidos nessa Norma e de forma consistente em relação as informações contábeis intermediárias individuais e consolidadas tomadas em conjunto.

São Paulo, 11 de agosto de 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Héctor Ezequiel Rodríguez Padilla | Lazaro Angelim Serruya

CRC-1SP299427/O-9 | CRC-1DF015801/O-7

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Pareceres e Declarações / Declaração dos Diretores sobre as Demonstrações Financeiras

Em conformidade com o inciso VI do artigo 25 da CVM nº 480, de 7 de dezembro de 2009, o Conselho de Administração declara que revisou, discutiu e concordou com as Informações financeiras intermediárias, individuais e consolidadas, referentes aos períodos de três e seis meses findos em 30 de junho de 2020.

São Paulo, 11 de agosto de 2020.

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Pareceres e Declarações / Declaração dos Diretores sobre o Relatório do Auditor Independente

Em conformidade com o inciso V do artigo 25 da CVM nº 480, de 7 de dezembro de 2009, o Conselho de Administração declara que revisou, discutiu e concordou com o relatório do auditor independente sobre a revisão das Informações financeiras intermediárias, individuais e consolidadas, referentes aos períodos de três e seis meses findos em 30 de junho de 2020.

São Paulo, 11 de agosto de 2020.

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Motivos de Reapresentação

Versão	Descrição
2	Em atenção à solicitação da B3, ajustamos a escala da quantidade de ações informadas no quadro de composição do capital.

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STNE Participações S.A.

Demonstrações financeiras individuais e consolidadas
em 30 de junho de 2020
e Relatório dos auditores independentes

1

STNE Participações S. A.

Demonstrações financeiras individuais e consolidadas

30 de junho de 2020

Índice

Relatório dos auditores independentes sobre as demonstrações financeiras individuais e consolidadas 3
Balanço patrimonial 6
Demonstração do resultado 7
Demonstração do resultado abrangente 8
Demonstração da mutação do patrimônio líquido 9
Demonstração do fluxo de caixa 10
Notas explicativas às demonstrações financeiras 11

2

São Paulo Corporate Towers
Av. Presidente Juscelino Kubitschek, 1.909
Vila Nova Conceição
04543-011 - São Paulo - SP - Brasil

Tel: +55 11 2573-3000
ey.com.br

Relatório do auditor independente sobre as demonstrações financeiras individuais e consolidadas

Aos Acionistas, Conselheiros e Diretores da
STNE Participações S.A.
São Paulo - SP

Opinião

Examinamos as demonstrações financeiras individuais e consolidadas da STNE Participações S.A. ("Companhia"), identificadas como controladora e consolidado, respectivamente, que compreendem o balanço patrimonial em 30 de junho de 2020 e as respectivas demonstrações do resultado, do resultado abrangente, das mutações do patrimônio líquido e dos fluxos de caixa para o semestre findo nessa data, bem como as correspondentes notas explicativas, incluindo o resumo das principais políticas contábeis.

Em nossa opinião, as demonstrações financeiras acima referidas apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira, individual e consolidada, da Companhia em 30 de junho de 2020, o desempenho individual e consolidado de suas operações e os seus respectivos fluxos de caixa individuais e consolidados para o semestre findo nessa data, de acordo com as práticas contábeis adotadas no Brasil e com as Normas Internacionais de Relatório Financeiro (IFRS) emitidas pelo *International Accounting Standards - IASB*.

Base para a opinião

Nossa auditoria foi conduzida de acordo com as normas brasileiras e internacionais de auditoria. Nossas responsabilidades, em conformidade com tais normas, estão descritas na seção a seguir, intitulada "Responsabilidades do auditor pela auditoria das demonstrações financeiras individuais e consolidadas". Somos independentes em relação à Companhia e suas controladas, de acordo com os princípios éticos relevantes previstos no Código de Ética Profissional do Contador e nas normas profissionais emitidas pelo Conselho Federal de Contabilidade, e cumprimos com as demais responsabilidades éticas de acordo com essas normas. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa opinião.

Responsabilidades da administração e da governança pelas demonstrações financeiras individuais e consolidadas

A administração é responsável pela elaboração e adequada apresentação das demonstrações financeiras individuais e consolidadas, de acordo com as práticas contábeis adotadas no Brasil e com as Normas Internacionais de Relatório Financeiro (IFRS) emitidas pelo *International Accounting Standards - IASB*, e pelos controles internos que ela determinou como necessários para permitir a elaboração de demonstrações financeiras livres de distorção relevante, independentemente se causada por fraude ou erro.

Na elaboração das demonstrações financeiras individuais e consolidadas, a administração é

1

responsável pela avaliação da capacidade de a Companhia continuar operando, divulgando, quando aplicável, os assuntos relacionados com a sua continuidade operacional e o uso dessa base contábil na elaboração das demonstrações financeiras, a não ser que a administração pretenda liquidar a Companhia ou cessar suas operações, ou não tenha nenhuma alternativa realista para evitar o encerramento das operações.

Os responsáveis pela governança da Companhia e suas controladas são aqueles com responsabilidade pela supervisão do processo de elaboração das demonstrações financeiras.

Responsabilidades do auditor pela auditoria das demonstrações financeiras individuais e consolidadas

Nossos objetivos são obter segurança razoável de que as demonstrações financeiras individuais e consolidadas, tomadas em conjunto, estão livres de distorção relevantes, independentemente se causada por fraude ou erro, e emitir relatório de auditoria contendo nossa opinião. Segurança razoável é um alto nível de segurança, mas não uma garantia de que a auditoria realizada de acordo com as normas brasileiras e internacionais de auditoria sempre detectam as eventuais distorções relevantes existentes. As distorções podem ser decorrentes de fraude ou erro e são consideradas relevantes quando, individualmente ou em conjunto, possam influenciar, dentro de uma perspectiva razoável, as decisões econômicas dos usuários tomadas com base nas referidas demonstrações financeiras.

Como parte da auditoria realizada de acordo com as normas brasileiras e internacionais de auditoria, exercemos julgamento profissional e mantemos ceticismo profissional ao longo da auditoria. Além disso:

- Identificamos e avaliamos os riscos de distorção relevante nas demonstrações financeiras individuais e consolidadas, independentemente se causada por fraude ou erro, planejamos e executamos procedimentos de auditoria em resposta a tais riscos, bem como obtemos evidência de auditoria apropriada e suficiente para fundamentar nossa opinião. O risco de não detecção de distorção relevante resultante de fraude é maior do que o proveniente de erro, já que a fraude pode envolver o ato de burlar os controles internos, conluio, falsificação, omissão ou representações falsas intencionais.

- Obtivemos entendimento dos controles internos relevantes para a auditoria para planejarmos procedimentos de auditoria apropriados às circunstâncias, mas não com o objetivo de expressarmos opinião sobre a eficácia dos controles internos da Companhia e suas controladas.

- Avaliamos a adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis e respectivas divulgações feitas pela administração.

- Concluímos sobre a adequação do uso, pela administração, da base contábil de continuidade operacional e, com base nas evidências de auditoria obtidas, se existe incerteza relevante em relação a eventos ou condições que possam levantar dúvida significativa em relação à

2

capacidade de continuidade operacional da Companhia. Se concluirmos que existe incerteza relevante, devemos chamar atenção em nosso relatório de auditoria para as respectivas divulgações nas demonstrações financeiras individuais e consolidadas ou incluir modificação em nossa opinião, se as divulgações forem inadequadas. Nossas conclusões estão fundamentadas nas evidências de auditoria obtidas até a data de nosso relatório. Todavia, eventos ou condições futuras podem levar a Companhia a não mais se manter em continuidade operacional.

- Avaliamos a apresentação geral, a estrutura e o conteúdo das demonstrações financeiras, inclusive as divulgações e se as demonstrações financeiras individuais e consolidadas representam as correspondentes transações e os eventos de maneira compatível com o objetivo de apresentação adequada.

Comunicamo-nos com os responsáveis pela governança a respeito, entre outros aspectos, do alcance e da época dos trabalhos de auditoria planejados e das constatações significativas de auditoria, inclusive as deficiências significativas nos controles internos que eventualmente tenham sido identificadas durante nossos trabalhos.

São Paulo, 05 de outubro de 2020.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP034519/O-6

Anderson Pascoal Constantino
Contador CRC-1SP190451/O-5

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STNE Participações S.A.

Balanço Patrimonial em 30 de junho de 2020
Em milhares de reais

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Ativo				
Ativo circulante				
Caixa e equivalentes de caixa (Nota 4)	12	4.229	201.333	27.094
Contas a receber de clientes (Nota 5)	-	-	16.581	7.241
Dividendos a receber (Nota 7)	51.841	54.475	49.476	54.475
Despesas antecipadas (Nota 6)	1.307	3.185	40.280	3.751
Outros ativos	470	2.107	12.125	11.192
	53.630	**63.996**	**319.795**	**103.753**
Ativo não circulante				
Contas a receber de partes relacionadas (Nota 15)	1.492.717	1.610.122	1.456.104	1.612.717
Imposto de renda e contribuição social diferidos (Nota 8)	-	-	24.758	28.986
Outros ativos	31.840	-	33.037	450
Despesas antecipadas (Nota 6)	-	-	60.771	-
Investimentos (Nota 9)	440.396	201.269	20.104	28.242
Imobilizado (Nota 10)	16.528	31.702	92.418	73.733
Intangível (Nota 11)	84	126	178.214	78.773
	1.981.565	**1.843.219**	**1.865.406**	**1.822.901**
Total do ativo	**2.035.195**	**1.907.215**	**2.185.201**	**1.926.654**

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STNE Participações S.A.

Balanço Patrimonial em 30 de junho de 2020
Em milhares de reais

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Passivo e Patrimônio líquido				
Passivo circulante				
Fornecedores (Nota 12)	1.810	3.972	16.121	7.960
Empréstimos e financiamentos (Nota 13)	5.578	11.575	6.401	12.444
Salários e encargos sociais (Nota 14)	-	-	10.763	6.868
Dividendos a pagar (Nota 7)	267.389	267.389	267.393	267.389
Outros passivos	2.518	8.433	9.628	10.780
	277.295	**291.369**	**310.306**	**305.441**
Passivo não circulante				
Contas a pagar a partes relacionadas (Nota 15)	3.548	4.714	4.461	4.141
Empréstimos e financiamentos (Nota 13)	1.730	8.996	2.874	10.171
Salários e encargos sociais (Nota 14)	-	-	3.252	2.343
Imposto de renda e contribuição social diferidos (Nota 8)	16.504	10.687	28.968	10.687
Provisão para riscos processuais	-	-	369	385
Outros passivos	11.571	-	13.172	1.411
	33.353	**24.397**	**53.096**	**29.138**
Patrimônio líquido (Nota 16)				
Capital social	1.574.515	1.574.515	1.574.515	1.574.515
Reserva de capital	162.560	25.513	162.560	25.513
Prejuízos acumulados	(12.528)	(8.579)	(12.528)	(8.579)
Patrimônio líquido atribuível aos acionistas da controladora	**1.724.547**	**1.591.449**	**1.724.547**	**1.591.449**
Participação dos não controladores	-	-	97.252	626
Total do patrimônio líquido	**1.724.547**	**1.591.449**	**1.821.799**	**1.592.075**
Total do passivo e do patrimônio líquido	**2.035.195**	**1.907.215**	**2.185.201**	**1.926.654**

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STNE Participações S.A.

Demonstração do resultado para o período findo em 30 de junho de 2020

Em milhares de reais

	Controladora	Consolidado
	30/06/2020	30/06/2020
Receita de serviços (Nota 18)	-	91.239
Custos dos serviços prestados (Nota 19)	-	(43.419)
Lucro bruto	**-**	**47.820**
Despesas administrativas	(4.945)	(23.624)
Despesas de vendas	(48)	(15.974)
Outras receitas (despesas) operacionais, líquidas	1.796	(3.604)
Receitas (despesas) operacionais (Nota 19)	**(3.197)**	**(43.202)**
Receita financeira	501	4.017
Despesa financeira	(723)	(66)
Perda com investimentos em coligadas (Nota 9)	(1.290)	(2.818)
Lucro (prejuízo) antes do imposto de renda e contribuição social	**(4.709)**	**5.751**
Imposto de renda e contribuição social corrente (Nota 8)	-	(10.155)
Imposto de renda e contribuição social diferidos (Nota 8)	760	(3.306)
Prejuízo do período	**(3.949)**	**(7.710)**
Prejuízo atribuível a:		
Acionistas da controladora	(3.949)	(3.949)
Participação dos não controladores	-	(3.761)
	(3.949)	**(7.710)**

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STNE Participações S.A.

Demonstração do resultado abrangente para o período findo em 30 de junho de 2020

Em milhares de reais

	Controladora 30/06/2020	Consolidado 30/06/2020
Lucro líquido (prejuízo) do período	**(3.949)**	**(7.710)**
Total do resultado abrangente do período	**(3.949)**	**(7.710)**
Total do resultado abrangente atribuível a:		
Acionistas da controladora	(3.949)	(3.949)
Participação dos não controladores	-	(3.761)
	(3.949)	**(7.710)**

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STNE Participações S.A.

Demonstração das mutações do patrimônio líquido para o período findo em 30 de junho de 2020
Em milhares de reais

	Atribuível aos acionistas da controladora					
	Capital Social	Reserva de capital	Prejuízos acumulados	Total	Participação dos não controladores	Total
Saldos em 31 de dezembro de 2019	**1.574.515**	**25.513**	**(8.579)**	**1.591.449**	**626**	**1.592.075**
Recebimento em caixa de não controladores (Nota 23)	-	135.055	-	135.055	95.445	230.500
Diluição de participação de não controladores (Nota 23)	-	(298)	-	(298)	298	-
Participação de não controladores oriundos de combinação de negócios (Nota 23)	-	-	-	-	4.356	4.356
Pagamento baseado em ações (Nota 17)	-	2.290	-	2.290	123	2.413
Outros	-	-	-	-	165	165
Prejuízo do período	-	-	(3.949)	(3.949)	(3.761)	(7.710)
Saldos em 30 de junho de 2020	**1.574.515**	**162.560**	**(12.528)**	**1.724.547**	**97.252**	**1.821.799**

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STNE Participações S.A.

Demonstração do Fluxo de Caixa para o período findo em 30 de junho de 2020

Em milhares de reais

	Controladora	Consolidado
	30/06/2020	**30/06/2020**
Lucro líquido (prejuízo) do período	**(3.949)**	**(7.710)**
Ajustes ao lucro líquido:		
Depreciação e amortização (Nota 10 (i))	8.319	22.594
Imposto de renda e contribuição social diferidos (Nota 8)	(760)	3.306
Perda com investimentos em coligadas (Nota 9)	1.290	2.818
Resultado financeiro, líquido	298	(1.109)
Provisão para riscos processuais	-	49
Remuneração baseada em ações	-	4.918
Perda esperada com crédito de liquidação duvidosa (Nota 5)	-	2.126
Ganho na baixa de imobilizado e intangível	(507)	(144)
Valor justo de derivativos	1.714	1.714
Valor justo de participação anteriormente detida em adquirida	-	(2.992)
Variações nos Ativos e Passivos:		
Contas a receber de partes relacionadas	117.723	157.128
Impostos a recuperar	51	(1.912)
Despesas antecipadas	1.878	(97.300)
Contas a receber e outros ativos	(31.968)	(40.141)
Contas a pagar a partes relacionadas	(1.166)	320
Impostos a recolher	212	15.839
Salários e encargos sociais	-	188
Dividendos recebidos	4.999	4.999
Provisão para contingências	-	(65)
Outros passivos	(2.147)	2.358
Imposto de renda e contribuição social pagos	(219)	(9.225)
Caixa líquido das atividades operacionais	**95.768**	**57.759**
Aquisições de ativo imobilizado (Nota 24)	-	(37.939)
Aquisições de ativo intangível (Nota 11)	-	(5.941)
Aquisição de controlada, líquida de caixa adquirido (Nota 22)	-	(56.708)
Aumento de capital em controladas e coligadas (Nota 24)	(93.510)	(7.473)
Caixa líquido das atividades de investimento	**(93.510)**	**(108.061)**
Pagamentos de arrendamentos (Nota 13)	(6.475)	(7.039)
Recebimento em caixa de não controladores e ganho com diluição (Nota 23)	-	230.665
Dividendos pagos para acionistas não controladores		
Caixa líquido das atividades de financiamento	**(6.475)**	**223.626**
Variação cambial de caixa e equivalentes de caixa	-	915
Aumento (redução) de caixa e equivalentes de caixa, líquido	**(4.217)**	**174.239**
Saldo inicial de caixa e equivalentes de caixa	4.229	27.094
Saldo final de caixa e equivalente de caixa (Nota 4)	12	201.333
Aumento (redução) de caixa e equivalentes de caixa, líquido	**(4.217)**	**174.239**

As notas explicativas são parte integrante das demonstrações financeiras.

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

1. Contexto operacional

STNE Participações S.A. ("STNE Par", "Companhia ou "Grupo"), é uma sociedade anônima, constituída em 05 de novembro de 2019. A Companhia está sediada na Rua Gomes de Carvalho, 1.609, 5º andar, Vila Olímpia, São Paulo, SP.

A Companhia é controlada pela DLP Capital LLC, que detém 100% das ações da Companhia, que por sua vez é controlada pela StoneCo Ltd ("Grupo StoneCo"), companhia aberta com ações negociadas na NASDAQ sob o código STNE e sede nas Ilhas Cayman.

A Companhia e suas controladas (coletivamente, o "Grupo") estão envolvidas principalmente no fornecimento de soluções de tecnologia financeira para clientes e parceiros integrados para conduzir o comércio eletrônico de forma transparente em todos os canais de pontos de venda, online e offline, o que inclui a integração a plataformas de tecnologia baseadas em nuvem, oferecendo serviços para aceitação de diversas formas de pagamentos eletrônicos, automação de processos de negócios nas soluções de ponto de venda e capital de giro.

A emissão destas demonstrações financeiras individuais e consolidadas foi aprovada em Reunião de Diretoria em 05 de outubro de 2020.

2. Informações do Grupo

2.1. Controladas

As demonstrações financeiras individuais e consolidadas do Grupo incluem as seguintes controladas:

			Participação societária do grupo %	
Nome da empresa	**Pais de origem**	**Principais atividades**	**30/06/2020**	**31/12/2019**
Buy4 Processamento de Pagamentos S.A. ("Buy4")	Brasil	Processamento de transações de cartões	100,00	100,00
Buy4 Sub LLC ("Buy4 LLC")	USA	Armazenamento na nuvem de transação de cartão	100,00	100,00
Cappta S.A. ("Cappta")	Brasil	Transferência eletrônica de fundos	56,73	61,79
Mundipagg Tecnologia em Pagamento S.A. ("Mundipagg")	Brasil	Serviço de tecnologia	99,70	99,70
Equals S.A. ("Equals")	Brasil	Serviço de conciliação	100,00	100,00
Stone Franchising Ltda, ("Stone Franchising")	Brasil	Gerenciamento de franquias	99,99	99,99
Stone Logística Ltda (Stone Log)	Brasil	Serviços de logística	100,00	100,00
PDCA S.A. ("PDCA") (Nota 23)	Brasil	Serviços de meios de pagamento	67,00	100,00
Linked Gourmet Soluções para Restaurantes S.A. ("Linked") (Nota 22)	Brasil	Serviço de tecnologia	58,10	-
MAV Participações S.A. ("MVarandas") (Nota 22)	Brasil	Serviço de tecnologia	100,00	-
Vitta Tecnologia em Saúde S.A. ("Grupo Vitta") (Nota 22)	Brasil	Gerenciamento de plano de saúde	51,56	-
AXEI Saúde Corretora de Seguros LTDA. ("Grupo Vitta") (Nota 22)	Brasil	Corretora de planos de saúde	51,56	-
Vitta Serviços em Saúde LTDA. ("Grupo Vitta") (Nota 22)	Brasil	Serviços médicos	51,56	-

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

2.2. Coligadas

Nome da empresa	Pais de origem	Principais atividades	Participação societária do grupo %	
			30/06/2020	31/12/2019
Linked Gourmet Soluções para Restaurantes S.A. ("Linked") (Nota 22)	Brasil	Serviço de tecnologia	-	48,56
Collact Serviços Digitais Ltda. ("Collact") (a)	Brasil	Serviço de tecnologia	25,00	25,00
VHSYS Sistema de Gestão S.A. ("VHSYS") (b)	Brasil	Serviço de tecnologia	33,33	33,33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud") (c)	Brasil	Serviço de tecnologia	25,00	25,00
Trinks Serviços de Internet S.A. ("Trinks") (d)	Brasil	Serviço de tecnologia	19,90	19,90

(a) Em 6 de fevereiro de 2019, a StoneCo Brasil Participações S.A adquiriu uma participação de 25% na Collact, empresa privada sediada no Estado de São Paulo, Brasil, que desenvolve software de gerenciamento de relacionamento com clientes ("CRM"), focado principalmente no segmento de *food service*, com a qual a Companhia espera obter sinergias em seus serviços aos clientes. A Companhia também possui a opção de adquirir uma participação adicional no período de 2 a 3 anos contados a partir da data da aquisição inicial, o que permitirá adquirir uma participação adicional de 25% na Collact. Em 05 de dezembro de 2019 o investimento foi transferido para a Companhia com a assunção de ativos cindidos da StoneCo Brasil Participações S.A.

(b) Em 4 de junho de 2019, a StoneCo Brasil Participações S.A adquiriu uma participação de 33,33% na VHSYS, uma empresa privada com sede no Estado do Paraná, Brasil, por R$ 13.785 a pagar até janeiro de 2020. A Companhia também possui uma opção para adquirir participação adicional no período de 1 a 2 anos contados a partir da data da aquisição inicial. No caso de aquisição de participação adicional, a Companhia deterá 50% do seu capital social. A VHSYS é uma plataforma de interface de programação de aplicativos ("API") baseada em nuvem, de ponto de venda ("POS") e plataforma de planejamento de recursos empresariais ("ERP"), criada para atender a uma variedade de empresas de serviços e varejo. A plataforma de autoatendimento consiste em mais de 40 aplicativos acessíveis a *la carte*, como gerenciamento de pedidos e vendas, faturamento, gerenciamento dinâmico de inventário, gerenciamento de caixa e pagamentos, CRM, mensagens móveis, além de integrações de mercado, logística e comércio eletrônico, entre outros. Em 05 de dezembro de 2019 o investimento foi transferido para a Companhia com a assunção de ativos cindidos da StoneCo Brasil Participações S.A.

(c) Em 27 de agosto de 2019, a StoneCo Brasil Participações S.A adquiriu uma participação de 25% na Tablet Cloud, empresa privada sediada no Estado de São Paulo, Brasil, por R$ 1.688. A Companhia já pagou R$ 1.003 e pagará o valor restante até maio de 2020. A Companhia também possui a opção de adquirir uma participação adicional no período de 1,5 a 3 anos contados a partir da data da aquisição inicial. No caso de aquisição de participação adicional, a Companhia deterá 50% do seu capital social. A Tablet Cloud é um POS de marca branca e um aplicativo simples de ERP focado em pequenas e médias empresas com necessidades mais simples. O aplicativo é executado em soluções inteligentes de POS e *tablet*, oferecendo aos proprietários de negócios controle completo sobre sua caixa registradora e estoque em um dispositivo totalmente móvel, além de ter uma plataforma robusta de ERP acessível on-line. Em 05 de dezembro de 2019 o investimento foi transferido para a Companhia com a assunção de ativos cindidos da StoneCo Brasil Participações S.A.

(d) Em 25 de novembro de 2019, a StoneCo Brasil Participações S.A adquiriu 19,9% de participação na Trinks por R$ 4.493 pagáveis até novembro de 2020. A Trinks é uma empresa não listada com sede no Estado do Rio de Janeiro, Brasil, que desenvolve uma solução integrada de gestão, focado principalmente no segmento de serviços de beleza. A Companhia também possui a opção de adquirir uma participação adicional no período de 1,5 a 3 anos contados a partir da data da aquisição inicial, o que permitirá a Companhia adquirir uma participação adicional de 30,1% na Trinks. A Companhia determinou que a Trinks é uma coligada por sua influência significativa no

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STNE Participações S.A.
Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

conselho de administração. Em 05 de dezembro de 2019 o investimento foi transferido para a Companhia com a assunção de ativos cindidos da StoneCo Brasil Participações S.A.

O Grupo possui opções para adquirir participação adicional em todas as associadas listadas na tabela. Cada uma das opções foi avaliada de acordo com fórmulas predeterminadas e nenhum registro foi necessário.

3. Principais práticas contábeis

3.1. Base de preparação e apresentação das demonstrações financeiras

As demonstrações financeiras da Companhia foram preparadas conforme as práticas contábeis adotadas no Brasil, que compreendem as disposições da legislação societária, previstas na Lei nº 6.404/76, com as alterações das Leis nº 11.638/07 e nº 11.941/09, e os pronunciamentos contábeis, interpretações e orientações emitidos pelo Comitê de Pronunciamentos Contábeis ("CPC"), aprovados pelo Conselho Federal de Contabilidade ("CFC"); e em conformidade com as normas internacionais de contabilidade emitidas pelo IASB (IFRS).

A Companhia foi constituída em 05 de novembro de 2019, portanto não há a apresentação de saldos comparativos referentes ao semestre findo em 30 de junho de 2019.

O Grupo adotou todas as normas, revisões de normas e interpretações emitidas pelo CPC que estavam em vigor em 30 de junho de 2020.

A preparação das demonstrações financeiras requer o uso de certas estimativas contábeis críticas e o exercício de julgamento por parte da administração do Grupo no processo de aplicação de políticas contábeis. Itens significativos sujeitos a essas estimativas e premissas incluem a avaliação dos ativos financeiros pelo valor justo, provisões para créditos de liquidação duvidosa, impostos diferidos, avaliação de vida útil de ativo imobilizado e intangível, redução a valor recuperável de ativos não financeiros e provisão para riscos processuais.

A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Administração do Grupo revisa suas estimativas e premissas pelo menos anualmente.

Práticas contábeis de transações consideradas imateriais não foram incluídas nas demonstrações financeiras.

Ressalta-se, ainda, que as práticas contábeis foram aplicadas de modo uniforme no exercício corrente.

3.2. Base de consolidação

As demonstrações financeiras individuais e consolidadas incluem as demonstrações financeiras da Companhia e de suas controladas. O controle é obtido quando:

- tem poder sobre a investida (ou seja, os direitos existentes que lhe dão a capacidade atual de dirigir as atividades relevantes da investida);
- está exposto, ou tem direitos, a retornos variáveis decorrentes de seu envolvimento com a investida; e
- tem a capacidade de usar esse poder para afetar seus retornos.

Geralmente, há uma presunção de que a maioria dos direitos de voto resulta em controle. Para suportar esta presunção e quando o Grupo tem menos do que a maioria dos direitos de voto ou

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

similares de uma investida, são considerados todos os fatos e circunstâncias relevantes ao avaliar se tem poder sobre uma investida, incluindo:

- o(s) acordo(s) contratual(ais) com os outros detentores de votos da investida;
- direitos decorrentes de outros acordos contratuais; e
- os direitos de voto do Grupo e os potenciais direitos de voto.

A consolidação de uma controlada começa quando o Grupo obtém o controle sobre a controlada e termina quando perde o controle sobre a controlada. Os ativos, passivos, receitas e despesas de uma controlada adquirida ou alienada durante o ano são incluídas nas demonstrações financeiras consolidadas a partir da data em que obtém o controle até a data em que deixa de controlar a subsidiária.

Lucros ou prejuízos e cada componente de outros resultados abrangentes são atribuídos aos acionistas da controladora e aos acionistas minoritários, mesmo que isso resulte em um saldo deficitário da participação dos não controladores. Quando necessário, as demonstrações contábeis das controladas são ajustadas para adequar suas políticas contábeis àquelas estabelecidas pelo Grupo. Todas as transações, saldos, receitas e despesas entre as empresas do Grupo são eliminados integralmente nas demonstrações financeiras consolidadas.

Uma alteração na participação acionária de uma controlada, sem perda de controle, é contabilizada como uma transação de patrimônio, na reserva para "Transações entre acionistas".

3.3. Informações por segmento

Ao rever o desempenho operacional e alocar recursos, o principal tomador de decisões operacionais, que é o Diretor Presidente ("CEO") e o Conselho de Administração ("CA"), revisa itens selecionados da demonstração do resultado e outros resultados abrangentes.

O principal tomador de decisões operacionais considera como um único segmento operacional, monitorando as operações, tomando decisões sobre alocação de recursos, avaliando o desempenho com base em um único segmento operacional e analisando os dados financeiros relevantes em uma base combinada para todas as controladas e coligadas.

A receita, os resultados e ativos para este segmento podem ser determinados por referência à demonstração individual e consolidada do resultado e de outros resultados abrangentes e balanço patrimonial.

3.4. Conversão em moeda estrangeira

3.4.1 Moeda funcional e de apresentação

As demonstrações financeiras são apresentadas em reais, que é a moeda funcional do Grupo, e também, a moeda de apresentação.

3.4.2 Transações e saldos

Os ativos e passivos monetários denominados em moeda estrangeira foram convertidos para reais pela taxa de câmbio vigente na data de fechamento do balanço. Os ganhos e as perdas de variação cambial resultantes da liquidação dessas transações e da conversão de ativos e passivos monetários denominados em moeda estrangeira são reconhecidos no resultado do exercício.

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

3.5. Caixa e equivalentes de caixa

Caixa e equivalentes de caixa incluem dinheiro em caixa e aplicações financeiras, que são investimentos de curto prazo e alta liquidez, com risco insignificante de mudança de valor, e com prazo de vencimento, na data da aquisição, igual ou inferior a 90 dias.

3.6. Instrumentos financeiros

Um instrumento financeiro é um contrato que dá origem a um ativo financeiro de uma entidade e a um passivo financeiro ou instrumento patrimonial de outra entidade.

3.6.1. Ativos financeiros

3.6.1.1. Reconhecimento inicial e mensuração

Ativos financeiros são classificados no reconhecimento inicial e subsequentemente mensurados ao custo amortizado, ao valor justo por meio de outros resultados abrangentes ("VJORA") ou ao valor justo por meio do resultado ("VJR").

A classificação dos ativos financeiros no reconhecimento inicial depende das características dos fluxos de caixa contratuais do ativo financeiro e do modelo de negócios do Grupo para a gestão destes ativos financeiros. Exceto para contas a receber que não contenham um componente de financiamento significativo ou para as quais o Grupo tenha aplicado o expediente prático, o Grupo inicialmente mensura um ativo financeiro ao seu valor justo acrescido dos custos de transação, no caso de um ativo financeiro que não é a VJR. Contas a receber que não contenham um componente de financiamento significativo ou para as quais o Grupo tenha aplicado o expediente prático são mensuradas ao preço de transação determinado de acordo com o CPC 47 / IFRS 15 – Receita de Contrato com Cliente.

Para que um ativo financeiro seja classificado e mensurado ao custo amortizado ou VJORA, ele precisa gerar fluxos de caixa que sejam "somente pagamentos de principal e juros" ("SPPJ") sobre o valor do principal em aberto. Esta avaliação é chamada de teste de SPPJ e é executada a nível de instrumento. Ativos financeiros com fluxos de caixa que não sejam SPPJ são classificados e mensurados ao VJR, independentemente do modelo de negócios.

O modelo de negócios do Grupo para administrar ativos financeiros se refere a como ele gerencia seus ativos financeiros para gerar fluxos de caixa. O modelo de negócios determina se os fluxos de caixa resultarão do recebimento de fluxos de caixa contratuais, da venda dos ativos financeiros ou de ambos. Ativos financeiros classificados e mensurados ao custo amortizado são mantidos em um modelo de negócios cujo objetivo seja manter ativos financeiros para receber fluxos de caixa contratuais, enquanto os ativos financeiros classificados e mensurados ao VJORA são mantidos em um modelo de negócios cujo objetivo é de ambos, receber fluxos de caixa contratuais e da venda de ativos financeiros.

Ativos financeiros ao VJR incluem ativos financeiros mantidos para negociação, ativos financeiros designados no reconhecimento inicial ao VJR, ou ativos financeiros obrigatoriamente mensurados ao valor justo. Ativos financeiros são classificados como mantidos para negociação se forem adquiridos com o objetivo de venda ou recompra no curto prazo. Instrumentos financeiros derivativos, incluindo derivativos embutidos separados, também são classificados como mantidos para negociação, a menos que sejam designados como instrumentos de hedge eficazes. Não obstante os critérios para os instrumentos de dívida serem classificados ao custo amortizado ou ao

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

VJORA, conforme descrito acima, os instrumentos de dívida podem ser designados ao VJR no reconhecimento inicial, caso isso elimine ou reduza significativamente um descasamento contábil.

As compras ou vendas de ativos financeiros que exigem a entrega de ativos dentro de um prazo definido pela regulamentação ou prática de mercado (negociações regulares) são reconhecidas na data de negociação, ou seja, a data em que o Grupo se compromete a comprar ou vender o ativo.

3.6.1.2. Mensuração subsequente

Para fins de mensuração subsequente, ativos financeiros são classificados em quatro categorias:

- Ativos financeiros ao custo amortizado (instrumentos de dívida);
- Ativos financeiros ao VJORA com reclassificação de ganhos e perdas acumulados (instrumentos de dívida);
- Ativos financeiros ao VJORA sem reclassificação de ganhos e perdas acumulados no momento da sua baixa (instrumentos patrimoniais); ou
- Ativos financeiros ao VJR.

3.6.1.2.1. Ativos financeiros ao custo amortizado (instrumentos de dívida)

Os ativos financeiros ao custo amortizado são subsequentemente mensurados usando o método da taxa efetiva de juros e estão sujeitos a redução ao valor recuperável. Ganhos e perdas são reconhecidos no resultado quando o ativo é baixado, modificado ou apresenta redução ao valor recuperável.

Os ativos financeiros ao custo amortizado incluem Contas a receber de clientes, Contas a receber de partes relacionadas, Dividendos a receber e Outros ativos.

3.6.1.2.2. Ativos financeiros ao VJORA (instrumentos de dívida)

Para os instrumentos de dívida ao VJORA, a receita de juros, variação cambial e as perdas ou reversões por redução ao valor recuperável são reconhecidos na demonstração do resultado, de forma semelhante aos ativos financeiros mensurados ao custo amortizado. As alterações restantes no justo valor são reconhecidas em ORA. No momento da baixa, a variação do valor justo acumulada reconhecida em ORA é reclassificada para o resultado.

O Grupo não possui investimentos classificados nesta categoria.

3.6.1.2.3. Ativos financeiros ao VJORA (instrumentos patrimoniais)

Após o reconhecimento inicial, o Grupo pode optar por classificar irrevogavelmente seus investimentos em ações como instrumentos patrimoniais designados ao VJORA quando eles satisfazem a definição de patrimônio nos termos do CPC 39 / IAS 32 - Instrumentos Financeiros: Apresentação e não são mantidos para negociação. A classificação é determinada com base em cada instrumento.

Ganhos e perdas sobre esses ativos financeiros nunca são reclassificados para o resultado. Os dividendos são reconhecidos como outras receitas na demonstração do resultado quando o direito

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de pagamento é estabelecido, exceto quando o Grupo se beneficia de tais resultados como uma recuperação de parte do custo do ativo financeiro, caso em que esses ganhos são registrados em ORA. Instrumentos patrimoniais designados ao VJORA não são sujeitos ao teste de redução ao valor recuperável.

O Grupo não possui investimentos classificados nesta categoria.

3.6.1.2.4. Ativos financeiros ao VJR

Ativos financeiros ao VJR são apresentados no balanço patrimonial ao valor justo, com as variações líquidas do valor justo reconhecidas na demonstração do resultado.

O Grupo não possui investimentos classificados nesta categoria.

3.6.1.3. Baixa

Um ativo financeiro (ou, quando aplicável, parte de um ativo financeiro ou parte de um grupo de ativos financeiros semelhantes) é baixado (ou seja, retirado do balanço patrimonial do Grupo) quando:

- Os direitos de receber fluxos de caixa do ativo tiverem expirado; ou

- O Grupo transferiu seus direitos contratuais de receber fluxos de caixa do ativo ou assumiu uma obrigação contratual de pagar integralmente os fluxos de caixa recebidos sem atraso significativo a um terceiro nos termos de um contrato de repasse; e (a) O Grupo transferiu substancialmente todos os riscos e benefícios do ativo, ou (b) O Grupo não transferiu nem reteve substancialmente todos os riscos e benefícios do ativo, mas transferiu o controle do ativo.

Quando o Grupo transfere seus direitos contratuais de receber fluxos de caixa de um ativo ou celebra um acordo de repasse, ele avalia se, e em que medida, reteve os riscos e benefícios da propriedade. Quando não transferiu nem reteve substancialmente todos os riscos e benefícios do ativo, nem transferiu o controle do ativo, o Grupo continua a reconhecer o ativo transferido na medida de seu envolvimento contínuo. Neste caso, o Grupo também reconhece um passivo associado. O ativo transferido e o passivo associado são mensurados em uma base que reflita os direitos e as obrigações retidos pelo Grupo.

O envolvimento contínuo sob a forma de garantia sobre o ativo transferido é mensurado pelo menor valor entre o valor contábil original do ativo e o valor máximo da contraprestação recebida que o Grupo pode ser obrigada a restituir.

3.6.1.4. Perda por redução ao valor recuperável (“Impairment”) de ativos financeiros

O Grupo reconhece uma provisão para perdas de crédito esperadas para todos os instrumentos de dívida não mantidos ao VJR. As perdas de crédito esperadas baseiam-se na diferença entre os fluxos de caixa contratuais devidos de acordo com o contrato e todos os fluxos de caixa que o Grupo espera receber, descontados a uma taxa que se aproxime da taxa efetiva de juros original da transação. Os fluxos de caixa esperados incluirão fluxos de caixa da venda de garantias mantidas ou outras melhorias de crédito que sejam integrantes dos termos contratuais.

O Grupo aplica uma abordagem simplificada no cálculo das perdas de crédito esperadas. Portanto, o Grupo não acompanha as alterações no risco de crédito, mas reconhece as perdas com base em

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perdas de crédito esperadas durante a vida remanescente da exposição em cada data-base. O Grupo estabeleceu uma matriz que se baseia em sua experiência histórica de perdas de crédito, ajustada para fatores prospectivos específicos para os devedores e para o ambiente econômico.

O Grupo aplica a abordagem simplificada para os ativos classificados como custo amortizado.

3.6.2. Passivos financeiros

3.6.2.1. Reconhecimento inicial e mensuração

Os passivos financeiros são classificados, no reconhecimento inicial, como passivos financeiros ao VJR, custo amortizado ou como derivativos designados como instrumentos de hedge em um hedge efetivo, conforme o caso.

Todos os passivos financeiros são mensurados inicialmente ao seu valor justo, no caso de custo amortizado, líquidos dos custos de transação diretamente atribuíveis.

3.6.2.2. Mensuração subsequente

A mensuração de passivos financeiros depende de sua classificação, conforme descrito abaixo:

3.6.2.2.1. Passivos financeiros ao VJR

Os passivos financeiros ao VJR incluem passivos financeiros mantidos para negociação e passivos financeiros designados no reconhecimento inicial como ao VJR.

Passivos financeiros são classificados como mantidos para negociação se forem incorridos com o objetivo de recompra no curto prazo. Esta categoria também inclui instrumentos financeiros derivativos contratados pelo Grupo que não são designados como instrumentos de hedge em relacionamentos de hedge, conforme definido pelo CPC 48 / IFRS 9 – Instrumentos Financeiros. Derivativos embutidos separados também são classificados como mantidos para negociação, a menos que sejam designados como instrumentos de hedge eficazes.

Ganhos ou perdas em passivos mantidos para negociação são reconhecidos na demonstração do resultado.
Os passivos financeiros designados no reconhecimento inicial ao VJR são designados na data inicial de reconhecimento, e somente se os critérios do CPC 48 / IFRS 9 forem atendidos.

O Grupo não possui passivos financeiros ao VJR.

3.6.2.2.2. Passivos financeiros ao custo amortizado

Após o reconhecimento inicial, empréstimos e financiamentos contraídos sujeitos a juros são mensurados subsequentemente ao custo amortizado, utilizando o método da taxa efetiva de juros. Ganhos e perdas são reconhecidos no resultado quando os passivos são baixados, bem como pelo processo de amortização da taxa de juros.

O custo amortizado é calculado levando em consideração qualquer deságio ou ágio na aquisição e taxas ou custos que são parte integrante do método da taxa efetiva de juros. A amortização pelo método da taxa efetiva de juros é incluída como despesa financeira na demonstração do resultado.

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Essa categoria inclui Fornecedores, Empréstimos e financiamentos, Contas a pagar a partes relacionadas, Dividendos a pagar e Outros passivos.

3.6.2.3. Baixa

Um passivo financeiro é baixado quando a obrigação sob o passivo é extinta, ou seja, quando a obrigação especificada no contrato for liquidada, cancelada ou expirar. Quando um passivo financeiro existente é substituído por outro do mesmo mutuante em termos substancialmente diferentes, ou os termos de um passivo existente são substancialmente modificados, tal troca ou modificação é tratada como a baixa do passivo original e o reconhecimento de um novo passivo. A diferença nos respectivos valores contábeis é reconhecida na demonstração do resultado.

A taxa de desconto cobrada pela antecipação aos clientes de seus recebíveis parcelados é mensurada pela diferença entre o valor original devido ao cliente, líquido de comissões e taxas cobradas, e o valor pré-pago. A receita financeira é reconhecida uma vez que o cliente tenha escolhido o recebimento como sendo antecipado.

3.6.3. Valor justo de instrumentos financeiros

O Grupo mensura instrumentos financeiros tais como derivativos, a valor justo a cada data-base.

Valor justo é o preço que seria recebido pela venda de um ativo ou pago para transferir um passivo em uma transação ordenada entre participantes do mercado na data da mensuração. A mensuração do valor justo é baseada na presunção de que a transação para vender o ativo ou transferir o passivo ocorra:

- No mercado principal do ativo ou passivo; ou
- Na ausência de um mercado principal, no mercado mais vantajoso para o ativo ou passivo.

O mercado principal ou o mercado mais vantajoso deve ser acessível pelo Grupo.

O valor justo de um ativo ou passivo é mensurado usando as premissas que os participantes do mercado usariam ao precificar o ativo ou passivo, assumindo que os participantes do mercado atuem no seu melhor interesse econômico.
O Grupo utiliza técnicas de avaliação adequadas às circunstâncias e para as quais existem dados suficientes disponíveis para mensurar o valor justo, maximizando o uso de dados observáveis relevantes e minimizando o uso de dados não observáveis.

Todos os ativos e passivos para os quais o valor justo é mensurado ou divulgado nas demonstrações financeiras são classificados na hierarquia de valor justo, descrita a seguir, com base nos dados de nível mais baixo que sejam significativos para a mensuração do valor justo como um todo:

O Grupo utiliza a seguinte hierarquia para determinar e divulgar o valor justo de instrumentos financeiros pela técnica de avaliação:

- Nível I – preços cotados nos mercados ativos para ativos e passivos idênticos;
- Nível II – outras técnicas para as quais todos os dados que tenham efeito significativo sobre o valor justo registrado sejam observáveis, direta ou indiretamente; e

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- Nível III – técnicas que usam dados que tenham efeito significativo no valor justo registrado que não sejam baseados em dados observáveis no mercado.

Para ativos e passivos reconhecidos nas demonstrações financeiras ao valor justo de forma recorrente, o Grupo determina se houve transferências entre níveis na hierarquia reavaliando a categorização (com base nos dados de nível mais baixo que sejam significativos para a mensuração do valor justo como um todo) a cada data-base.

3.6.4. Compensação de instrumentos financeiros

Os ativos e passivos financeiros são compensados e o valor líquido é apresentado no balanço patrimonial se houver um direito legal atualmente exequível de compensação dos valores reconhecidos e se houver a intenção de liquidar em bases líquidas, realizar os ativos e liquidar os passivos simultaneamente.

3.6.5. Instrumentos financeiros derivativos

De tempos em tempos, o Grupo utiliza instrumentos financeiros derivativos, como contratos de moeda do tipo '*non-deliverable forward*', para proteger seus riscos à moeda estrangeira.

Instrumentos financeiros derivativos são inicialmente reconhecidos ao valor justo na data em que um contrato de derivativos é celebrado e são, subsequentemente, reavaliados ao seu valor justo. Derivativos são considerados como ativos financeiros quando o valor justo do instrumento for positivo e como passivos financeiros quando o valor justo for negativo.

Quaisquer ganhos ou perdas resultantes de mudanças no valor justo de derivativos são levados diretamente ao resultado.

O Grupo não aplica contabilidade de hedge.

3.7. Imobilizado

O imobilizado é mensurado ao seu custo histórico, menos depreciação acumulada e perdas por redução ao valor recuperável. O custo histórico inclui gastos que são diretamente atribuíveis à aquisição dos itens e, se aplicável, líquido de créditos de impostos. Os custos subsequentes são incluídos no valor contábil do ativo ou reconhecidos como um ativo separado, conforme apropriado, somente quando for provável que benefícios econômicos futuros associados ao item fluirão à Companhia, e que o custo do item seja relevante e que possa ser mensurado com segurança. Todos os outros gastos com reparos e manutenção são reconhecidos no resultado durante o período em que são incorridos. A depreciação é reconhecida pelo método linear com base na vida útil estimada dos ativos, conforme demonstrado a seguir:

	Vida útil estimada (anos)
Pin Pads & POS	3-5
Equipamentos de informática	5
Instalações	5-10
Máquinas e Equipamentos	5
Móveis e Utensílios	10
Direito de uso – Imóveis	1-5

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As benfeitorias em imóveis de terceiros e os direitos de uso são amortizados pelo método linear, pelo menor prazo entre a vida útil estimada da benfeitoria ou o prazo remanescente do arrendamento.

Os valores residuais, as vidas úteis e os métodos de depreciação dos ativos são revisados, a cada data-base, e ajustados de forma prospectiva, quando apropriado. Ganhos e perdas em alienações ou baixa são determinados pela comparação dos resultados da venda (se houver) com o valor contábil e são reconhecidos no resultado.

3.8. Intangível

3.8.1. Softwares e custos de desenvolvimento

Certos custos diretos de desenvolvimento associados a softwares desenvolvidos internamente e aprimoramentos de software da plataforma de tecnologia do Grupo são capitalizados. Os custos capitalizados, que ocorrem após a determinação pela administração da viabilidade técnica, incluem serviços externos e custos internos da folha de pagamento. Esses custos são registrados como intangível quando o desenvolvimento é concluído e o ativo está pronto para uso, e são amortizados pelo método linear, geralmente durante um período de cinco anos. Gastos com pesquisa e desenvolvimento, bem como os custos de manutenção e treinamento, são contabilizados como despesas, conforme incorridos. Em determinadas circunstâncias, a administração pode determinar que o software anteriormente desenvolvido e sua despesa relacionada não mais atendem à definição de viabilidade da administração, o que poderia resultar na redução ao valor recuperável desse ativo.

3.8.2. Outros intangíveis

Intangíveis adquiridos separadamente são mensurados ao custo no reconhecimento inicial. Após o reconhecimento inicial, os intangíveis são demonstrados ao custo, menos amortização acumulada e perdas por redução ao valor recuperável. Os intangíveis gerados internamente, exceto 3.8.1. acima, não são capitalizados e o gasto relacionado é refletido no resultado do período no qual o gasto é incorrido.

A vida útil do intangível é avaliada como definida ou indefinida. Em 30 de junho de 2020 e 31 de dezembro de 2019, o Grupo não possui intangíveis de vida útil indefinida.

Intangíveis com vida útil definida são amortizados ao longo da vida útil econômica e avaliados em relação à perda por redução ao valor recuperável sempre que houver indicação de perda de valor econômico do ativo. O período e o método de amortização para intangíveis com vida útil definida são revisados no mínimo ao final de cada exercício ou quando houver indicadores de redução ao valor recuperável. Mudanças de vida útil estimada ou no consumo esperado dos benefícios econômicos futuros desses ativos são contabilizadas por meio de mudanças no período ou método de amortização, conforme o caso, sendo tratadas como mudanças de estimativas contábeis.

A amortização de intangíveis com vida útil definida é reconhecida na demonstração do resultado na categoria de despesa consistente com a utilização do intangível. As vidas úteis dos ativos intangíveis são demonstradas abaixo:

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	Vida útil estimada (anos)
Relacionamento com clientes	3-10
Marcas e Patentes	5-20
Softwares	2-10
Licença de uso	5

Ganhos e perdas resultantes da alienação ou baixa de um ativo intangível são mensurados como a diferença entre o valor líquido da venda (se houver) e o valor contábil, e são reconhecidos no resultado.

3.9. Perda por redução ao valor recuperável de ativos não financeiros

O Grupo avalia, em cada data-base, se há algum indício de que um ativo possa estar deteriorado. Se houver algum indício, ou quando o teste anual de redução ao valor recuperável de um ativo for requerido, o Grupo estima o valor recuperável do ativo. O valor recuperável de um ativo é o maior valor entre o valor justo de um ativo ou unidade geradora de caixa ("UGC"), menos os custos de venda, e o seu valor em uso. O valor recuperável é determinado para um ativo individual, a menos que o ativo não gere entradas de caixa que sejam em grande parte independentes daquelas de outros ativos ou grupos de ativos. Quando o valor contábil de um ativo ou UGC excede seu valor recuperável, o ativo é considerado deteriorado e é reduzido ao seu valor recuperável.

Na determinação do valor justo menos custos de venda, transações de mercado recentes são consideradas. Se tais transações não puderem ser identificadas, um modelo de avaliação apropriado será usado. Esses cálculos são corroborados por múltiplos de avaliação, preços de ações cotados para empresas de capital aberto ou outros indicadores de valor justo disponíveis.

Na avaliação do valor em uso, os fluxos de caixa futuros estimados são descontados ao valor presente pela taxa de desconto, antes dos impostos, que reflita o valor de mercado corrente da moeda no tempo e os riscos específicos do ativo.

Perdas por redução ao valor recuperável de operações continuadas são reconhecidas na demonstração do resultado em categorias de despesas consistentes com a função do ativo que sofreu a redução ao valor recuperável.

Para ativos não financeiros, exceto ágio, é efetuada uma avaliação em cada data-base para determinar se existe uma indicação de que as perdas por redução ao valor recuperável reconhecidas anteriormente já não existem ou diminuíram. Se tal indicação existir, o Grupo estima o valor recuperável do ativo ou da UGC. Uma perda por redução ao valor recuperável reconhecida anteriormente é revertida apenas se tiver ocorrido uma alteração nas premissas utilizadas para determinar o valor recuperável do ativo desde que a última perda por redução ao valor recuperável foi reconhecida. A reversão é limitada para que o valor contábil do ativo não exceda seu valor recuperável, nem exceda o valor contábil que teria sido apurado, líquido de depreciação, caso não tivesse sido reconhecida a perda por redução ao valor recuperável do ativo em exercícios anteriores. Essa reversão é reconhecida na demonstração do resultado, a menos que o ativo seja contabilizado por um valor reavaliado, caso em que a reversão é tratada como um aumento de reavaliação.

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3.10. Investimentos

Uma coligada é uma entidade sobre a qual o Grupo tenha influência significativa. Influência significativa é o poder de participar nas decisões de política financeira e operacional da investida, sem haver, no entanto, controle ou controle conjunto sobre essas políticas. As considerações feitas na determinação da influência significativa ou controle conjunto são similares àquelas necessárias para determinar o controle sobre as controladas. Os investimentos do Grupo em suas coligadas e empreendimentos conjuntos (*joint ventures*) são contabilizados pelo método da equivalência patrimonial.

De acordo com o método da equivalência patrimonial, o investimento em uma coligada ou empreendimento conjunto é inicialmente reconhecido ao custo. O valor contábil do investimento é ajustado para reconhecer as alterações na participação do Grupo nos ativos líquidos das coligadas desde a data de aquisição. O ágio relacionado a uma coligada é incluído no valor contábil do investimento e não é testado separadamente.

Nenhum dos investimentos em coligadas apresentou restrições significativas na transferência de recursos na forma de dividendos em dinheiro ou pagamento de obrigações, durante o período reportado.

3.11. Provisões

Provisões para demandas judiciais (trabalhistas, cíveis e tributárias) são reconhecidas quando: (i) o Grupo possui uma obrigação presente (legal ou não formalizada) em consequência de um evento passado; (ii) é provável que uma saída de recursos seja necessária para liquidar a obrigação; e (iii) uma estimativa confiável do valor da obrigação possa ser feita.

Se houver uma série de obrigações semelhantes, a probabilidade de uma saída ser necessária para liquidação é determinada considerando a classe de obrigações como um todo. Uma provisão é reconhecida mesmo que a probabilidade de uma saída em relação a qualquer item incluído na mesma classe de obrigações seja baixa.

As provisões são mensuradas pelo valor presente das despesas que se espera que sejam necessárias para liquidar a obrigação usando uma taxa antes dos impostos que reflita avaliações atuais do mercado sobre o valor do dinheiro no tempo e os riscos específicos da obrigação. O aumento da provisão devido à passagem de o tempo é reconhecido como despesa financeira.

Quando o Grupo espera que o valor de uma provisão seja reembolsado, no todo ou em parte, por exemplo, por força de um contrato de seguro, o reembolso é reconhecido como um ativo separado, mas apenas quando o reembolso for praticamente certo.

A despesa relativa a uma provisão é apresentada na demonstração do resultado, líquida de qualquer reembolso.

3.12. Despesas antecipadas

Despesas antecipadas são reconhecidas como um ativo no balanço patrimonial. Essas despesas incluem licenças pré-pagas de software, determinados serviços de consultoria e prêmios de seguro.

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3.13. Imposto de renda e contribuição social

3.13.1. Impostos correntes

O imposto de renda ("IRPJ") é calculado à alíquota de 15%, acrescida do adicional específico de 10% sobre o lucro tributável anual excedente para IRPJ. A contribuição social ("CSLL") é calculada à alíquota de 9% sobre o lucro tributável.

3.13.2. Impostos diferidos

O imposto de renda e contribuição social diferidos são reconhecidos sobre as diferenças temporárias decorrentes de diferenças entre as bases fiscais dos ativos e passivos e seus valores contábeis nas demonstrações financeiras, bem como sobre os prejuízos fiscais e base negativa de contribuição social.

O imposto de renda e contribuição social diferidos são determinados, usando alíquotas de imposto (e leis fiscais) promulgadas, ou substancialmente promulgadas, na data do balanço, e que devem ser aplicadas quando o respectivo imposto diferido ativo for realizado ou quando o imposto diferido passivo for liquidado.

O imposto de renda e contribuição social diferidos ativos são reconhecidos, quando aplicável, somente na proporção da probabilidade de que lucro tributável futuro esteja disponível e contra o qual as diferenças temporárias e prejuízos fiscais possam ser usados. De acordo com a legislação tributária brasileira, o prejuízo fiscal pode ser utilizado para compensar até 30% do lucro tributável do exercício e não expira.

O imposto de renda e contribuição social diferidos são apresentados líquidos no balanço quando há o direito legal de compensá-los quando da apuração dos impostos correntes, em geral relacionado com a mesma autoridade fiscal.

3.14. Receitas

3.14.1. Receita de contrato com clientes

A receita é reconhecida quando o Grupo transfere o controle dos bens ou serviços para os clientes, em um valor que reflete a contraprestação que o Grupo espera receber em troca desses bens ou serviços. O Grupo concluiu que geralmente é o principal em seus acordos de receita, porque normalmente controla os bens ou serviços antes de transferi-los para o cliente. O Grupo aplica os cinco passos seguintes:

(1) identificação dos contratos com o cliente;
(2) identificação das obrigações de desempenho previstas no contrato;
(3) determinação do preço da transação;
(4) alocação do preço da transação às obrigações de desempenho previstas no contrato; e
(5) reconhecimento da receita quando ou conforme a obrigação de desempenho é atendida.

A receita é reconhecida líquida dos impostos cobrados dos clientes, que são posteriormente recolhidos para as autoridades governamentais.

O Grupo reconhece receita dos seguintes itens:

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3.14.1.1. Transações e outros serviços

As principais obrigações de desempenho do Grupo são fornecer serviços de processamento de pagamentos eletrônicos, incluindo a captura, transmissão, processamento e liquidação de transações realizadas com cartões de crédito, débito e refeição, bem como taxas para outros serviços. A promessa do Grupo aos seus clientes é realizar uma quantidade desconhecida ou não especificada de tarefas e a contraprestação recebida depende do uso dos clientes (ou seja, número de transações de pagamento processadas, número de cartões cadastrados, etc.); como tal, o preço total da transação é variável. O Grupo aloca as taxas variáveis cobradas no dia em que tem o direito contratual de faturar seus clientes, portanto a receita é reconhecida em um determinado momento.

A receita de transações é reconhecida líquida de taxas de intercâmbio retidas pelos emissores de cartão e das taxas de avaliação pagas às redes do sistema de pagamento, que são repasses recebidos em seu nome, uma vez que o Grupo não assume os riscos e benefícios significativos da autorização, serviços de processamento e liquidação fornecidos pelas redes do sistema de pagamento e pelos emissores de cartões.

O Grupo é um agente na autorização, processamento e liquidação de transações de pagamento, uma vez que não suporta os riscos e benefícios significativos desses serviços da seguinte forma:

- O Grupo facilita a aquisição de informações de pagamento e gestão da relação com o cliente e não é o principal responsável pela autorização, processamento e serviços de liquidação realizados por redes do sistema de pagamento e emissores de cartões;

- O Grupo não tem liberdade para estabelecer as taxas de avaliação e intercâmbio, que são definidas pelas redes do sistema de pagamento. O Grupo geralmente tem o direito de aumentar sua taxa de desconto ao cliente para proteger sua comissão líquida quando as taxas de intercâmbio e de avaliação são aumentadas pelas redes do sistema de pagamento;

- O Grupo não cobra a taxa de intercâmbio que é retida pelo emissor do cartão e efetivamente atua como uma câmara de compensação na cobrança e remessa de taxas de avaliação e acordos de pagamento em nome de redes do sistema de pagamento e clientes; e

- O Grupo não assume risco de crédito do titular do cartão (ou seja, cliente do cliente). Ela assume o risco de crédito do emissor do cartão para a liquidação do pagamento e as taxas de avaliação. Os emissores de cartões são qualificados pelas redes do sistema de pagamento e são geralmente instituições financeiras de alta qualidade de crédito. Os recebíveis podem ser considerados como garantidos pelos procedimentos de liquidação de faturas do titular do cartão. Como tal, a exposição do Grupo ao risco de crédito é geralmente baixa.

3.14.1.2. Aluguel de equipamentos

O Grupo fornece arrendamento operacional de equipamentos de captura eletrônica para clientes, líquido de impostos retidos na fonte.

O Grupo contabiliza o aluguel de equipamentos como uma obrigação de desempenho separada e reconhece a receita pelo seu preço de venda independente, considerando que o aluguel é cobrado como uma taxa mensal fixa. A receita é reconhecida em “Receita de vendas, líquida” de forma linear ao longo do prazo contratual do arrendamento, iniciando quando o cliente obtém o controle do equipamento arrendado. O Grupo não fabrica equipamentos, mas compra equipamentos de fornecedores terceirizados e armazena o *hardware* em propriedades e equipamentos até serem alugados a um cliente.

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3.14.1.3. Contratos com múltiplas obrigações de desempenho

Os contratos do Grupo com seus clientes podem consistir em múltiplas obrigações de desempenho e o Grupo contabiliza as obrigações de desempenho individuais separadamente se elas forem distintas. Quando os equipamentos ou serviços são agrupados em um contrato com um cliente, os componentes são separados usando o preço de venda individual relativo dos componentes que é baseado no preço habitual do Grupo para cada elemento em transações separadas ou custo esperado mais uma margem. Em situações limitadas, o preço de venda individual relativo para um elemento que não pode ser avaliado numa base anterior, a receita é primeiro atribuída ao elemento em que o preço de venda individual relativo foi estabelecido e o montante residual seria atribuído ao elemento sem preço de venda individual relativo.

3.15. Benefícios a empregados

3.15.1. Obrigações de curto prazo

Os passivos relacionados a benefícios de curto prazo a empregados são mensurados em uma base não descontada e são contabilizados como despesa conforme o serviço relacionado é fornecido.

O passivo é reconhecido pelo valor esperado a ser pago sob os planos de bônus em dinheiro ou participação nos resultados de curto prazo se o Grupo tiver uma obrigação legal ou não formalizada de pagar devido aos serviços passados prestados pelos empregados e a obrigação puder ser estimada de forma confiável.

3.15.2. Remuneração com base em ações

O Grupo possui planos de remuneração baseada em ações, segundo os quais a administração se compromete com a liquidação de ações baseados em seu preço ou valor, para empregados e não empregados em troca de serviços.

O custo de transações liquidadas em ações com funcionários é mensurado pelo valor justo na data da outorga. O custo é registrado como despesa juntamente com um aumento correspondente no patrimônio líquido durante o período do serviço ou na data da concessão, quando a concessão se refere a serviços passados. A despesa acumulada reconhecida para transações que serão liquidadas com títulos patrimoniais em cada data de reporte até a data de aquisição reflete a extensão na qual o período de aquisição pode ter expirado e a melhor estimativa do Grupo sobre o número de outorgas que, em última instância, serão adquiridos. A despesa ou crédito na demonstração do resultado do período representam a movimentação na despesa acumulada reconhecida no início e no fim daquele período.

Condições de serviço e outras condições de desempenho que não sejam de mercado não são consideradas na determinação do valor justo dos prêmios outorgados, porém a probabilidade de que as condições sejam satisfeitas é avaliada como parte da melhor estimativa do Grupo sobre o número de outorgas que, em última instância, serão cumpridas e os títulos adquiridos. Condições de desempenho de mercado são refletidas no valor justo na data da outorga. Quaisquer outras condições atinentes, mas que não possuam uma exigência de serviço a elas associada, são consideradas condições de não aquisição de direito.

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3.15.3. Participação nos lucros e gratificações anuais

O Grupo reconhece um passivo e uma despesa de participação nos lucros e gratificações anuais com base em uma fórmula que leva em conta o lucro atribuível aos acionistas do Grupo após certos ajustes. O Grupo reconhece uma provisão quando estiver contratualmente obrigada ou quando houver uma prática anterior que tenha gerado uma obrigação não formalizada.

3.16. Classificação circulante versus não circulante

O Grupo apresenta ativos e passivos no balanço patrimonial com base na classificação circulante / não circulante. Um ativo é classificado como circulante quando:

- espera-se realizá-lo ou pretenda vende-lo ou consumi-lo no ciclo operacional normal;
- for mantido principalmente para negociação;
- espera-se realizá-lo dentro de 12 meses após o período de divulgação; ou
- é caixa ou equivalente de caixa, a menos que haja restrições quanto à sua troca ou utilização para liquidar um passivo por, pelo menos, 12 meses após o período de divulgação.

Todos os demais ativos são classificados como não circulantes.

Um passivo é classificado como circulante quando:

- espera-se liquidá-lo no ciclo operacional normal;
- for mantido principalmente para negociação;
- deve ser liquidado dentro de 12 meses após o período de divulgação; ou
- não há direito incondicional para diferir a liquidação do passivo por, pelo menos, 12 meses após o período de divulgação.

O Grupo classifica todos os demais passivos como não circulante.

Os ativos e passivos fiscais diferidos são classificados no ativo e passivo não circulante.

3.17. Arrendamentos

A determinação se um contrato é, ou contém, um arrendamento é baseada na substância do contrato na data de início. Caso o cumprimento do contrato dependa do uso de ativos específicos ou o contrato transfira o direito de uso do ativo, tais ativos são definidos como uma transação de arrendamento.

3.17.1. Grupo como arrendatário

O Grupo aplica uma abordagem única de reconhecimento e mensuração para todos os arrendamentos, exceto para arrendamentos de curto prazo e arrendamentos de ativos de baixo

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valor. O Grupo reconhece passivos de arrendamento para fazer pagamentos de arrendamento e ativos de direito de uso que representam o direito de usar os ativos subjacentes.

3.17.1.1 Ativos de direito de uso

O Grupo reconhece os ativos de direito de uso na data de início da locação (ou seja, na data em que o ativo subjacente está disponível para uso). Os ativos de direito de uso são mensurados ao custo, deduzido de qualquer depreciação acumulada e perdas por redução ao valor recuperável, e ajustados para qualquer remensuração de passivos de arrendamento. O custo dos ativos com direito de uso inclui o valor dos passivos reconhecidos, custos diretos iniciais incorridos e pagamentos do arrendamento feitos na data de início ou antes menos quaisquer incentivos recebidos do arrendamento. Os ativos de direito de uso são depreciados pelo método linear pelo menor entre o prazo do arrendamento e a vida útil estimada dos bens, conforme segue:

	Vida útil estimada (anos)
Imóveis	1-10
Veículos	1-3
Software	3

Se a propriedade do bem arrendado for transferida para o Grupo no final do prazo do arrendamento ou o custo refletir o exercício de uma opção de compra, a depreciação é calculada com base na vida útil estimada do bem. Os ativos de direito de uso também estão sujeitos a redução ao valor recuperável.

3.17.1.2 Passivos de arrendamento

Na data de início da locação, o Grupo reconhece na rubrica de empréstimos e financiamentos os passivos de arrendamento mensurada pelo valor presente dos pagamentos do arrendamento a efetuar ao longo do prazo do arrendamento. Os pagamentos do arrendamento incluem pagamentos fixos (incluindo pagamentos fixos em substância) menos quaisquer incentivos de arrendamento a receber e valores que se espera que sejam pagos sob as garantias de valor residual. Os pagamentos do arrendamento também incluem o preço de exercício de uma opção de compra razoavelmente certa a ser exercida pelo Grupo e o pagamento de multas por rescisão de um arrendamento, se o prazo do arrendamento refletir o Grupo exercendo a opção de rescisão. Os pagamentos variáveis do arrendamento são reconhecidos como despesa no período em que ocorre o evento ou condição que desencadeou o pagamento.

Ao calcular o valor presente dos pagamentos do arrendamento, o Grupo usa a taxa incremental de empréstimo na data de início do arrendamento se a taxa de juros implícita no arrendamento não for prontamente determinável. Após a data de início, o valor das obrigações do arrendamento é aumentado para refletir o acréscimo de juros e reduzido para os pagamentos do arrendamento efetuados. Além disso, o valor contábil dos passivos de arrendamento é reavaliado se houver uma modificação, uma mudança no prazo do arrendamento, uma mudança nos pagamentos fixos do arrendamento em sua substância ou uma mudança na avaliação para comprar o ativo subjacente.

3.17.1.3 Arrendamentos de curto prazo e arrendamentos de ativos de baixo valor

O Grupo aplica a isenção de reconhecimento de arrendamento de curto prazo para seus arrendamentos de curto prazo de Escritórios, Pin Pads e POS, software, veículos e outros

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equipamentos (ou seja, aqueles arrendamentos que têm um prazo de arrendamento de 12 meses ou menos a partir da data de início e não contém uma opção de compra). Também se aplica a isenção de reconhecimento de arrendamento de ativos de baixo valor para locações de equipamentos de escritório considerados de baixo valor (ou seja, abaixo de U$ 5.000). Os pagamentos de arrendamentos em arrendamentos de curto prazo e arrendamentos de ativos de baixo valor são reconhecidos como despesa pelo método linear durante o prazo do arrendamento.

3.17.2. Grupo como arrendador

Os arrendamentos em que o Grupo não transfere substancialmente todos os riscos e benefícios inerentes à propriedade de um ativo são classificadas como arrendamentos operacionais. As receitas de aluguel decorrentes são contabilizadas pelo método linear ao longo dos prazos do arrendamento e são incluídas na receita na demonstração do resultado em função de sua natureza operacional. Custos diretos iniciais incorridos na negociação e obtenção de um arrendamento operacional são adicionados ao valor contábil do ativo arrendado e reconhecidos ao longo do prazo do arrendamento na mesma base da receita do aluguel. As rendas contingentes são reconhecidas como receita no período em que são auferidas.

O Grupo possui contratos de arrendamento mensal canceláveis relativos a equipamentos de captura eletrônica de transações para terceiros (clientes). Os bens arrendados são incluídos no "Imobilizado" na demonstração da posição financeira individual e consolidada e são depreciados ao longo da sua vida útil esperada. A receita de arrendamento operacional (líquida de quaisquer incentivos dados ao arrendatário) é reconhecida pelo método linear pelo prazo do arrendamento na receita líquida de serviços de assinatura e aluguel de equipamentos

3.18. Combinação de negócios

Combinações de negócios são contabilizadas pelo método de aquisição. O custo de uma aquisição é medido como o total da contraprestação transferida, incluindo ativos adquiridos, instrumentos de patrimônio emitidos e passivos incorridos ou assumidos na data da transação, que é mensurado em valor justo na data de aquisição e o valor de quaisquer participações de não controladores na adquirida. Para cada combinação de negócios, o Grupo escolhe mensurar a participação de não controladores na adquirida pelo justo valor ou com base na proporção nos ativos líquidos identificáveis da adquirida.Custos diretamente atribuíveis à aquisição são contabilizados como despesas quando incorridos.

Os ativos adquiridos e passivos assumidos são mensurados ao valor justo, classificados e alocados de acordo com os termos contratuais, econômicos circunstâncias e condições relevantes à data de aquisição.

Qualquer contraprestação contingente a ser transferida pela adquirente será reconhecida pelo valor justo na data de aquisição. Mudanças subsequentes no valor da contraprestação contingente devem ser reconhecidas no resultado.

O goodwill é mensurado como o excesso do total da contraprestação transferida e o valor reconhecido para participações de não controladoras e qualquer participação anterior detida sobre o valor justo dos ativos líquidos adquiridos. Se o valor justo dos ativos líquidos adquiridos for superior à contraprestação agregada transferida, o Grupo reavalia se identificou corretamente todos os ativos adquiridos e todos os passivos assumidos e revisa os procedimentos utilizados para

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mensurar os valores a serem reconhecidos na data de aquisição. Se a reavaliação ainda resultar em um excesso do valor justo dos ativos líquidos adquiridos sobre a contraprestação agregada transferida, então o ganho é reconhecida no resultado.

Após o reconhecimento inicial, o ágio é mensurado ao custo menos quaisquer perdas por redução ao valor recuperável acumuladas. Goodwill é testado para redução ao valor recuperável pelo menos anualmente em 31 de dezembro ou sempre que houver indicação de que poderá haver redução ao valor recuperável.

As perdas por redução ao valor recuperável relacionadas ao ágio não são revertidas em períodos futuros.

3.19. Pronunciamentos novos ou revisados aplicados pela primeira vez em 2020

3.19.1. Alterações ao CPC 15 (R1) / IFRS 3: Definição de negócios

A definição alterada de negócio requer que uma aquisição inclua "*inputs*" (entrada de recursos) e processos substantivos que juntos contribuam significativamente para a capacidade de criar "*outputs*" (saída de recursos). A definição do termo "*outputs*" é alterada para se concentrar nos bens e serviços fornecidos aos clientes, gerando receitas de investimentos (como dividendos ou juros) e outras receitas, e exclui retornos na forma de custos mais baixos e outros benefícios econômicos. As alterações provavelmente resultarão em mais aquisições sendo contabilizadas como aquisições de ativos.

O Grupo adotou as alterações na data de entrada em vigor de 1º de janeiro de 2020 e não teve impactos reconhecidos nas suas demonstrações financeiras.

3.19.2. Alterações ao CPC 26 (R1) / IAS 1 e CPC 23 / IAS 8: Definição de omissão material

Foram feitas alterações ao CPC 26 (R1) / IAS 1 – Apresentação das Demonstrações Contábeis e CPC 23 / IAS 8 – Políticas Contábeis, Mudança de Estimativa e Retificação de Erro, que usam uma definição consistente de materialidade nas demais normas emitidas pelo IASB e pelo CPC, esclareceu quando as informações são materiais e incorporou algumas das orientações do CPC 26 (R1) / IAS 1 sobre informações imateriais.

Em particular, essas alterações esclarecem:

- que a referência a informações obscuras endereça situações nas quais o efeito é semelhante a omitir ou distorcer essas informações, e que uma entidade avalia a materialidade no contexto das demonstrações financeiras como um todo, e;

- o significado de "usuários principais das demonstrações financeiras para fins gerais" a quem essas demonstrações financeiras são direcionadas, definindo-os como "investidores, credores por empréstimos e outros credores, existentes e potenciais" que devem confiar nas demonstrações financeiras de uso geral para grande parte das informações financeiras de que precisam.

O Grupo adotou as alterações na data de entrada em vigor de 1º de janeiro de 2020 e não teve impactos reconhecidos nas suas demonstrações financeiras.

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3.19.3. Alterações à Estrutura Conceitual para Relatório Financeiro

O IASB e o CPC emitiram uma revisão da Estrutura Conceitual para Relatório Financeiro, a qual será usada nas decisões de definição de padrões com efeito imediato. As principais mudanças incluem:

- aumentar a importância da administração no objetivo dos relatórios financeiros
- restabelecer a prudência como componente da neutralidade
- definir uma entidade de reporte, que pode ser uma entidade legal ou uma parte de uma entidade
- revisar as definições de um ativo e um passivo
- remover o limite de probabilidade para reconhecimento e adicionar orientações sobre desreconhecimento
- adicionar orientações em diferentes bases de mensuração, e
- declarar que lucro ou prejuízo é o principal indicador de desempenho e que, em princípio, receitas e despesas em outros resultados abrangentes devem ser recicladas sempre que isso melhore a relevância ou a representação fiel das demonstrações financeiras.

Nenhuma alteração será feita às normas contábeis atuais. Entretanto, as entidades que dependem da Estrutura Conceitual para Relatório Financeiro para determinar suas políticas para transações, eventos ou condições que não sejam tratadas de acordo com os normas contábeis precisarão aplicar a Estrutura Conceitual para Relatório Financeiro revisada, a partir de 1º de janeiro de 2020. Essas entidades deverão avaliar se suas políticas contábeis ainda são apropriadas sob a revisão da Estrutura.

O Grupo adotou as alterações na data de entrada em vigor de 1º de janeiro de 2020 e não teve impactos reconhecidos nas suas demonstrações financeiras.

3.20. Julgamentos, estimativas e premissas significativas

A preparação das demonstrações financeiras do Grupo requer que a Administração faça julgamentos e estimativas e adote premissas que afetam os valores apresentados de receitas, despesas, ativos e passivos, na data-base das demonstrações financeiras. Incertezas sobre essas premissas e estimativas podem resultar em valores que exijam um ajuste relevante no valor contábil dos ativos ou passivos afetados em períodos futuros.

Premissas significativas sobre fontes de incerteza em estimativas futuras e outras fontes significativas na data-base que representam um risco significativo de causar um ajuste material no valor contábil de ativos e passivos no próximo exercício financeiro estão descritos abaixo:

3.20.1. Valor justo de ativos financeiros

Quando o valor justo de ativos e passivos financeiros registrados no balanço patrimonial não puder ser mensurado com base em preços em mercados ativos, seu valor justo é mensurado usando técnicas de avaliação, incluindo o modelo do fluxo de caixa descontado. As fontes para esses modelos são dados de mercado observáveis sempre que possível, mas quando praticável, é

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necessário um certo julgamento na determinação de valor justo. Os julgamentos incluem considerações de dados como risco de liquidez, risco de crédito e volatilidade. Alterações nas premissas relacionadas a esses fatores podem afetar o valor justo dos instrumentos financeiros.

3.20.2. Provisões para créditos de liquidação duvidosa

Para Contas a receber de emissores de cartão, o Grupo utiliza uma matriz de provisão para calcular as perdas de crédito esperadas. As taxas de provisão são baseadas na classificação de *rating* interno, que considera informação externa, como *rating* dado pelas principais agências de classificação, fatores prospectivos específicos para os devedores, e ambiente econômico.

Para Contas a receber de clientes, as taxas de provisão utilizadas pelo Grupo são baseadas em dias de atraso para agrupamentos de vários segmentos de clientes que possuem padrões de perda semelhantes (por exemplo, tipo de produto, tipo e classificação do cliente e cobertura por cartas de crédito e outras formas de seguro de crédito). A provisão é inicialmente baseada nas taxas históricas de inadimplência observadas pelo Grupo. O Grupo calibra para ajustar a experiência histórica de perda de crédito com informações prospectivas a cada ano. Por exemplo, se há previsão de deterioração das condições econômicas previstas (por exemplo, produto interno bruto) no próximo ano, o que pode levar a um aumento da inadimplência, as taxas históricas de inadimplência são ajustadas. A cada data-base, o histórico das taxas de inadimplência observadas é atualizado e as alterações nas estimativas futuras são analisadas. A avaliação da correlação entre taxas de inadimplência históricas observadas, condições econômicas previstas e perdas de crédito esperadas é uma estimativa significativa. O montante de perda de crédito esperada é sensível a mudanças nas circunstâncias e nas condições econômicas previstas. A experiência histórica de perda de crédito do Grupo e a previsão de condições econômicas também podem não ser representativas do real nível de inadimplência do cliente no futuro.

3.20.3. Impostos diferidos

Impostos diferidos ativos são reconhecidos para todos os prejuízos fiscais não utilizados na extensão em que seja provável que haja lucro tributável disponível para permitir a utilização dos referidos prejuízos. Julgamento significativo da administração é requerido para determinar o valor do imposto diferido ativo que pode ser reconhecido, com base no prazo provável e nível de lucros tributáveis futuros, juntamente com estratégias futuras de planejamento fiscal.

3.20.4. Vida útil do Imobilizado e Intangível

O imobilizado e os ativos intangíveis incluem a preparação de estimativas para determinar a vida útil para fins de depreciação e amortização. A determinação da vida útil requer estimativas em relação aos avanços tecnológicos esperados e usos alternativos de ativos. Há um elemento significativo de julgamento envolvido em fazer suposições sobre o desenvolvimento tecnológico, uma vez que é difícil prever o tempo e a natureza dos futuros avanços tecnológicos.

3.20.5. Redução ao valor recuperável de ativos não financeiros

O Grupo avalia, a cada encerramento de exercicio, se há uma indicação de que um ativo pode estar com perda no valor recuperável. Os ativos intangíveis com vida útil indefinida e ágio são testados anualmente para verificar a perda de valor recuperável no nível da UGC, conforme o caso, e quando as circunstâncias indicarem que o valor contábil pode ser prejudicado. A perda por redução ao valor

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Em milhares de reais

recuperável existe quando o valor contábil de um ativo ou unidade geradora de caixa excede seu valor recuperável, que é o maior entre seu valor justo menos os custos de venda e o valor em uso.

O valor justo menos os custo venda é baseado em dados disponíveis de transações de vendas similares, entre partes conhecedoras e interessadas, para ativos semelhantes ou preços de mercado observáveis menos custos incrementais da alienação do ativo. O cálculo do valor em uso é baseado no modelo de fluxo de caixa descontado ("FCD"). Os fluxos de caixa derivam do orçamento para os próximos cinco anos e não incluem atividades de reestruturação com as quais o Grupo ainda não esteja comprometido ou investimentos futuros significativos que melhorarão o desempenho dos ativos da UGC em teste. O valor recuperável é sensível à taxa de desconto usada para o modelo DCF, bem como às entradas de caixa futuras esperadas e à taxa de crescimento usada para fins de extrapolação. Essas estimativas são mais relevantes para o ágio e outros intangíveis com vida útil indefinida reconhecida pelo Grupo. As principais premissas utilizadas para determinar o valor recuperável para as diferentes UGCs, incluindo uma análise de sensibilidade, são divulgadas e explicadas mais detalhadamente na Nota 11.

Obsolescência tecnológica, suspensão de determinados serviços e outras mudanças nas circunstâncias que demonstram a necessidade de registrar uma possível perda no valor recuperável também são consideradas nas estimativas.

3.20.6. Provisão para riscos processuais

As provisões para os processos judiciais e administrativos são registradas quando o risco de perda de um processo administrativo ou judicial é considerado provável e os valores podem ser mensurados com segurança, com base na natureza, complexidade e histórico dos processos e na opinião dos consultores jurídicos internos e externos.

Provisões são registradas quando o risco de perda de processos judiciais ou administrativos é avaliado como provável e os valores envolvidos podem ser mensurados com precisão suficiente, com base nas melhores informações disponíveis. São revertidos total ou parcialmente quando as obrigações deixam de existir ou são reduzidas. Dadas as incertezas decorrentes dos procedimentos, não é praticável determinar o momento de qualquer saída (desembolso de caixa).

4. Caixa e equivalentes de caixa

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Depósitos bancários denominados em R$	12	4.229	200.008	23.627
Depósitos bancários denominados em US$	-	-	1.325	3.467
	12	**4.229**	**201.333**	**27.094**

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Em milhares de reais

5. Contas a receber de clientes

	Consolidado	
	30/06/2020	31/12/2019
Contas a receber de clientes (a)	19.510	8.044
Perda esperada com crédito de liquidação duvidosa	(2.929)	(803)
	16.581	**7.241**

(a) Composto principalmente por contas a receber de serviços de tecnologia prestados a clientes.

O movimento de perdas estimadas com crédito de liquidação duvidosa é o seguinte:

	Consolidado
	30/06/2020
Em 31 de dezembro de 2019	803
Constituição	2.126
Em 30 de junho de 2020	**2.929**

	Consolidado
	30/06/2020
Em 05 de novembro de 2019	-
Assunção de ativos cindidos	778
Constituição	25
Em 31 de dezembro de 2019	**803**

6. Despesas antecipadas

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Publicidade (a)	-	-	97.234	-
Outros	1.307	3.185	3.817	3.751
	1.307	**3.185**	**101.051**	**3.751**
Circulante	1.307	3.185	40.280	3.751
Não circulante	-	-	60.771	-

(a) O saldo refere-se ao acordo de veiculação de peças publicitárias firmado entre o Grupo Globo e a PDCA, no valor total de R$ 125.000, dos quais R$ 100.000 já foram pagos. O prazo para utilização da verba é de 3 anos, e no período findo em 30 de junho de 2020, R$ 2.766 foram registrados no resultado.

7. Dividendos

Os montantes registrados de dividendos a pagar e dividendos a receber são oriundos da incorporação de parcela cindida da StoneCo Brasil ocorrida em 2019.

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8. Imposto de renda e contribuição social

a) Reconciliação da alíquota efetiva de imposto de renda e contribuição social

	Controladora	Consolidado
	30 de junho de 2020	30 de junho de 2020
Lucro antes dos impostos e participações	**(4.709)**	**5.751**
Alíquotas vigentes - %	34%	34%
Imposto de renda e contribuição social às alíquotas vigentes	**1.601**	**(1.955)**
Efeitos do imposto de renda e contribuição social sobre:		
Impostos diferidos não reconhecidos	(2.265)	(7.284)
Perda (ganho) de entidades não sujeitas ao pagamento de imposto de renda	-	(3.386)
Resultado de equivalência patrimonial	407	(958)
Incentivos fiscais	-	40
Lei do bem	-	928
Outras diferenças permanentes	1.017	(846)
Imposto de renda e contribuição social	**760**	**(13.461)**
Taxa (%) de alíquota efetiva	15%	234%
Impostos correntes	-	(10.155)
Impostos diferidos	760	(3.306)
Imposto de renda e contribuição social	**760**	**(13.461)**

b) Impostos diferidos

As variações líquidas do imposto de renda e contribuição social diferidos estão relacionadas ao seguinte:

	Controladora		
	Dez/19	Movimentação	Jun/20
Diferenças temporárias	-	-	
Diferenças temporárias	247	(247)	-
PPA Equals	(10.934)	1.007	(9.927)
PPA Linked	-	(1.019)	(1.019)
PPA Mvarandas	-	(5.558)	(5.558)
Total passivo fiscal diferido	**(10.687)**	**(5.817)**	**(16.504)**
Imposto de renda e contribuição social diferidos	**(10.687)**	**(5.817)**	**(16.504)**

	Consolidado		
	Dez/19	Movimentação	Jun/20
Prejuízo fiscal/Base Negativa	22.587	(3.869)	18.718
Diferenças temporárias	4.148	2.054	6.040
Remuneração baseada em ações	2.251	(2.251)	-
Total do ativo fiscal diferido	**28.986**	**(4.066)**	**24.758**
Diferenças temporárias	247	(247)	-
PPA Equals	(10.934)	1.007	(9.927)
PPA Linked	-	(1.019)	(1.019)
PPA Mvarandas	-	(5.558)	(5.558)
PPA Vitta	-	(12.464)	(12.464)
Total passivo fiscal diferido	**(10.687)**	**(18.281)**	**(28.968)**
Imposto de renda e contribuição social diferidos	**18.299**	**(22.347)**	**(4.210)**

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Segundo a legislação tributária brasileira, diferenças temporárias e prejuízos fiscais podem ser mantidos como créditos fiscais indefinidamente. No entanto, o prejuízo fiscal pode ser utilizado apenas para compensar até 30% do lucro tributável do exercício.

Estimativa de realização do ativo fiscal diferido

A Companhia estima a realização dos ativos fiscais diferidos existentes em 30 de junho de 2020, de acordo com a expectativa de geração de lucros tributáveis futuros, conforme estudo técnico de realização. Segue expectativa de realização:

Consolidado	
Ano	**Valor**
2020	12.232
2021	6.410
2022	5.467
2023	649
Total	**24.758**

9. Investimentos

(a) Movimentação dos investimentos

						Equivalência Patrimonial		
	31/12/2019	Aportes	Combinação de negócios (iv)	Efeito na alocação preliminar em Combinação de negócios	Dividendos distribuidos	Patrimônio Liquido (i)	Resultado (iii)	30/06/2020
Controladas								
Buy4	85,738	-	-	-	-	1,686	13,568	100,992
Cappta	6,007	-	-	-	-	24	604	6,635
Mundipagg	11,832	-	-	-	(1,287)	359	2,747	13,651
Stone Franchising	819	-	-	-	(809)	-	276	286
Equals	62.008	-	-	-	(269)	(7)	(3.037)	58.695
PDCA	6.979	56.695	-	-	-	134.985	(10.626)	188.033
Stone Log	(356)	5,000	-	-	-	-	(1,129)	3,515
Linked	6,360	-	6,792	1,019	-	-	(1,796)	12,375
Mvarandas	-	-	30.671	5.558	-	-	(119)	36.110
Coligadas (ii)								
Tablet Cloud	1,634	-	-	-	-	-	(120)	1,514
Trinks	4,493	-	-	-	-	-	(227)	4,266
Collact	1,423	-	-	-	-	-	(248)	1,175
VHSYS	14.332	-	-	-	-	-	(1.183)	13.149
Total	**201.269**	**61.695**	**37.463**	**6.577**	**(2.365)**	**137.047**	**(1.290)**	**440.396**

(i) Composto por lançamentos realizados nos patrimônios líquidos das controladas que refletem na controladora, oriundos de pagamentos baseado em ações.

(ii) Os saldos em 30 de junho de 2020 das coligadas correspondem ao valor da proporção do patrimônio líquido que a Companhia possui e o valor adicional pago pela participação.

(iii) Os dados utilizados para cálculo da equivalência patrimonial das coligadas, bem como para divulgação das principais informações financeiras considera a data-base de 30 de maio, utilizando-se da defasagem máxima permitida (CPC 18, parágrafo 34). Não houve

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Em milhares de reais

movimentação relevante do mês de junho para ajustes ou divulgações adicionais e a defasagem ocorre pela diferença no prazo de fechamento contábil da Companhia e de suas coligadas.

(iv) Os saldos apresentados na movimentação referem-se para a MVarandas ao valor total da contraprestação negociadas entre as partes e para a Linked o valor total do último aporte feito para aquisição do controle (montante de R$ 3.800) mais o montante de R$ 2.992 da diferença entre o valor contábil e o valor justo da participação anteriormente detida pela Companhia.

(b) Informações financeiras dos investimentos

	Ativo circulante	Ativo não circulante	Passivo circulante	Passivo não circulante	Patrimônio líquido	Ágio e mais valia (iv)	Receitas	Resultado liquido
Controladas								
Buy4	39.431	86.057	16.409	8.087	100.992	-	52.949	13.568
Cappta	6.679	3.075	2.043	4.584	3.127	4.861	7.709	1.391
Mundipagg	13.539	5.111	4.551	407	13.692	-	11.131	2.755
Stone Franchising	3.541	-	1.675	1.580	286	-	971	276
Equals	5.296	45.489	3.226	43.277	4.282	54.413	12.283	(802)
PDCA	265.647	31.612	15.657	955	280.647	-	4.134	(13.872)
Stone Log	1.630	3.843	814	1.144	3.515	-	-	(1.129)
Linked	2.940	2.561	597	359	4.545	8.717	642	(2.948)
Mvarandas	612	26	706	31	(99)	30.651	1.828	6
Coligadas								
Tablet Cloud	1.038	33	104	-	967	-	276	(479)
Trinks	1.989	169	965	-	1.193	-	1.692	(1.142)
Collact	709	328	1.211	721	(895)	-	801	(990)
VHSYS	7.257	3.853	3.171	5.910	2.029	-	6.202	(3.548)

(v) Composto por ágio e mais valia reconhecidos na data de aquisição das Companhias.

10. Imobilizado

	Controladora			
	Saldo em 31/12/2019	Adições	Baixas	Saldo em 30/06/2020
Equipamentos de informática	2.280	-	(85)	2.195
Instalações	20.183	-	-	20.183
Máquinas e aparelhos e equipamentos	388	-	-	388
Móveis e utensílios	2.628	-	-	2.628
Direito de uso - Imóveis	31.020	670	(15.394)	16.296
Custo	**56.499**	**670**	**(15.479)**	**41.690**
Equipamentos de informática	(1.441)	(208)	1	(1.648)
Instalações	(11.140)	(1.857)	-	(12.997)
Máquinas e aparelhos e equipamentos	(243)	(42)	-	(285)
Móveis e utensílios	(731)	(131)	-	(862)
Direito de uso - Imóveis	(11.242)	(6.039)	7.911	(9.370)
Depreciação acumulada	**(24.797)**	**(8.277)**	**7.912**	**(25.162)**
Imobilizado de uso	**31.702**	**(7.607)**	**(7.567)**	**16.528**

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Em milhares de reais

	Consolidado				
	Saldo em 31/12/2019	**Adições**	**Baixas**	**Combinação de negócios**	**Saldo em 30/06/2020**
Pin Pad e POS	14.232	21.084	(408)	-	34.908
Equipamentos de informática	53.348	18.920	(8)	372	72.632
Instalações	20.415	1.749	-	257	22.421
Máquinas e aparelhos e equipamentos	390	30	-	64	484
Móveis e utensílios	2.944	193	-	46	3.183
Imobilizado em andamento	77	-	-	-	77
Veículos e aeronave	-	-	-	53	53
Direito de uso - Imóveis	33.662	1.036	(15.395)	-	19.303
Custo	**125.068**	**43.012**	**(15.811)**	**792**	**153.061**
Pin Pad e POS	(5.752)	(2.606)	-	-	- 8.358
Equipamentos de informática	(21.161)	(5.628)	5	(146)	- 26.930
Instalações	(11.365)	(1.996)	-	(70)	- 13.431
Máquinas e aparelhos e equipamentos	(245)	(47)	-	(3)	- 295
Móveis e utensílios	(805)	(156)	-	(16)	- 977
Veículos e aeronave	-	-	-	(56)	- 56
Direito de uso - Imóveis	(12.007)	(6.465)	7.876	-	- 10.596
Depreciação acumulada	**(51.335)**	**(16.898)**	**7.881**	**(291)**	**- 60.643**
Imobilizado de uso	**73.733**	**26.114**	**(7.930)**	**501**	**92.418**

(i) Despesas de depreciação e amortização

A despesa de depreciação e amortização foi lançada nas seguintes rubricas da demonstração do resultado:

	Controladora	**Consolidado**
	30/06/2020	**30/06/2020**
Custo dos serviços	32	11.308
Despesas gerais e administrativas	8.277	11.275
Despesas de vendas	10	11
Despesas de depreciação e amortização	**8.319**	**22.594**
Despesa de depreciação	8.277	16.898
Despesa de amortização (Nota 11)	42	5.696
Despesas de depreciação e amortização	**8.319**	**22.594**

(ii) Perda por redução ao valor recuperável

Em 30 de junho de 2020, não havia indicadores de perda por redução ao valor recuperável de ativo imobilizado.

11. Intangível

	Controladora		
	Saldo em 31/12/2019	**Adições**	**Saldo em 30/06/2020**
Marcas e Patentes	45	-	45
Licença de uso	345	-	345
Custo	**390**	**-**	**390**
Marcas e Patentes	(4)	(10)	(14)
Licença de uso	(260)	(32)	(292)
Depreciação acumulada	**(264)**	**(42)**	**(306)**
Imobilizado de uso	**126**	**(42)**	**84**

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Em milhares de reais

	Consolidado				
	Saldo em 31/12/2019	Adições	Baixas	Combinação de negócios	Saldo em 30/06/2020
Ágio	27.336	-	-	39.633	66.969
Relacionamento com clientes	5.986	-	-	25.064	31.050
Marcas e Patentes	1.705	13	-	18.996	20.714
Software	68.862	4.789	(8.385)	12.995	78.261
Licença de uso	378	42	-	3.924	4.344
Intangível em andamento	2.255	1.097	-	1.342	4.694
Custo	**106.522**	**5.941**	**(8.385)**	**101.954**	**206.032**
Relacionamento com clientes	(2.614)	(542)	-	-	(3.156)
Marcas e Patentes	(447)	(176)	-	-	(623)
Software	(24.426)	(4.940)	8.385	-	(20.981)
Licença de uso	(262)	(38)	-	(2.758)	(3.058)
Depreciação acumulada	**(27.749)**	**(5.696)**	**8.385**	**(2.758)**	**(27.818)**
Imobilizado de uso	**78.773**	**245**	**-**	**99.196**	**178.214**

Perda por redução ao valor recuperável de ativos intangíveis

O Grupo revisou o teste de redução ao valor recuperável de ativos não financeiros em 30 de junho de 2020, de acordo com o CPC 01 (R1) / IAS 36 – Redução ao Valor Recuperável de Ativos em virtude das operações de combinação de negócios ocorridas no segundo trimestre de 2020, conforme nota explicativa nº 22.

As premissas utilizadas estão relacionadas da seguinte forma:

- O valor em uso considera os fluxos de caixa esperados pela Administração para a UGC ajustados pelos impactos esperados da COVID-19.
- A taxa de desconto antes dos impostos aplicada às projeções de fluxo de caixa é baseada no WACC do Grupo, que em 30 de junho de 2020 é de 10,7%.
- A taxa de crescimento constante aplicada ao fluxo de caixa na perpetuidade é de 5,0% considerando a inflação local de longo prazo e o crescimento real de longo prazo.

O teste não resultou em perdas por redução ao valor recuperável em 30 de junho de 2020.

Além disso, um teste considerando uma análise de sensibilidade foi efetuado com base nas seguintes premissas:

- Redução de 10,0% do fluxo de caixa livre para o patrimônio líquido no primeiro ano;
- Queda de 10,0% na taxa de crescimento do segundo ao quinto ano;
- Redução de 250 pontos-base na taxa de crescimento constante após o quinto ano;
- Aumento de 500 pontos-base na taxa de desconto antes dos impostos.

A análise de sensibilidade não resultou em perdas por redução ao valor recuperável em 30 de junho de 2020.

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Em milhares de reais

12. Fornecedores

	Controladora		Consolidado	
	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Fornecedores nacionais	1.810	3.972	15.878	7.960
Fornecedores estrangeiros	-	-	243	-
	1.810	**3.972**	**16.121**	**7.960**

13. Empréstimos e financiamentos

	Taxa média anual de juros %	Vencimento	Controladora		Consolidado	
			30/06/2020	31/12/2019	30/06/2020	31/12/2019
Arrendamentos (a)	105,7% - 107,1% of CDI Rate*	Jan/20 - Jun/24	5.578	11.575	6.352	12.444
Outros			-	-	49	-
Empréstimo - circulante			**5.578**	**11.575**	**6.401**	**12.444**
Arrendamentos (a)	105,7% - 107,1% of CDI Rate*	Jan/20 - Jun/24	1.730	8.996	2.874	10.171
Empréstimo - não circulante			**1.730**	**8.996**	**2.874**	**10.171**
Total da divida			**7.308**	**20.571**	**9.275**	**22.615**

(a) O Grupo possui contratos de arrendamento de imóveis. As obrigações do Grupo sob seus arrendamentos são garantidas pela titularidade dos ativos arrendados. Geralmente, o Grupo está impedido de atribuir e sublocar os ativos arrendados.

O movimento dos empréstimos e finaciamentos é o seguinte:

	Controladora						
	31/12/2019	Combinação de negócios	Adições	Pagamentos	Baixas	Juros	30/06/2020
Arrendamentos	20.571	-	670	(6.475)	(8.074)	616	7.308
	20.571	**-**	**670**	**(6.475)**	**(8.074)**	**616**	**7.308**
Circulante	11.575						5.578
Não circulante	8.996						1.730

	Consolidado						
	31/12/2019	Combinação de negócios	Adições	Pagamentos	Baixas	Juros	30/06/2020
Arrendamentos	22.615	-	1.036	(7.039)	(8.074)	688	9.226
Outros	-	49	-	-	-	-	49
	22.615	**49**	**1.036**	**(7.039)**	**(8.074)**	**688**	**9.275**
Circulante	12.444						6.401
Não circulante	10.171						2.874

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14. Salários e encargos sociais

	Consolidado	
	30/06/2020	31/12/2019
Salários e encargos sociais	6.796	5.697
Férias, bônus e encargos sociais	7.219	3.514
Total salários e encargos sociais	**14.015**	**9.211**
Circulante	10.763	6.868
Não circulante	3.252	2.343

15. Transações com partes relacionadas

As partes relacionadas compreendem as empresas controladoras e coligadas, acionistas, pessoal-chave da administração e quaisquer negócios que são controlados, direta ou indiretamente, pelos acionistas e conselheiros sobre os quais exercem influência significativa.

As transações com partes relacionadas foram contratadas a taxas compatíveis com as praticadas com terceiros, vigentes nas datas das transações, levando-se em consideração a redução de risco. Os saldos em aberto no encerramento do período não têm garantias, não estão sujeitos a juros e são liquidados em dinheiro. Não houve garantias prestadas ou recebidas em relação a quaisquer contas a receber ou a pagar envolvendo partes relacionadas.

Os saldos a receber e a pagar e impactos em resultado por transações com partes relacionadas estão demonstrados a seguir:

	Controladora		Consolidado	
Ativos	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Stone Pagamentos S.A – controlador comum	1.444.911	1.600.784	1.447.691	1.602.808
Mútuo conversível	976	6.153	1.039	6.216
Pessoal chave da administração	-	-	3.595	3.575
Cappta S.A. - controlada	2.630	2.342	-	-
PDCA - controlada	922	-	-	
Stone Logística Ltda – controlada	-	600	-	-
Equals S.A– controlada	42.502	-	-	-
Outros – controlador comum	776	243	3.779	118
Contas a receber de partes relacionadas	**1.492.717**	**1.610.122**	**1.456.104**	**1.612.717**

	Controladora		Consolidado	
Passivos	30/06/2020	31/12/2019	30/06/2020	31/12/2019
Stone Pagamentos S.A – controlador comum	-	(900)	-	-
DLPPar Participações S.A – controlador comum	(3.548)	(3.548)	(3.548)	(3.548)
Outros – controlador comum	-	(266)	(913)	(593)
Contas a pagar a partes relacionadas	**(3.548)**	**(4.714)**	**(4.461)**	**(4.141)**

	Consolidado
Receitas	30/06/2020
Stone Pagamentos S.A – controlador comum	59.866
Outros	3.637
Receitas	**63.503**

As principais operações com partes relacionadas foram:

41

STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

Contas a receber de partes relacionadas: Em 30 de junho de 2020, o principal saldo refere-se a redução de capital da Stone Pagamentos S.A, advindo da incorporação de parcela cindida da StoneCo Brasil, que detinha a totalidade das ações da parte relacionada. Os demais saldos referem-se substancialmente a empréstimos feitos ao pessoal chave da administração, mútuos conversíveis em ações a empresas do grupo em início de operação, e saldos de reembolsos, originados principalmente pelo rateio de despesas devidas.

Contas a pagar a partes relacionadas: Em 30 de junho de 2020, o saldo está composto substancialmente por saldo de reembolso, originados por rateios de despesas devidas para empresas do mesmo grupo.

Receitas: No período findo em 30 de junho de 2020, os montantes estão compostos substancialmente pelo serviço de processamento de pagamento prestado pela Buy4 para a Stone Pagamentos S.A.

Os administradores da Companhia também são administradores de todo o Grupo StoneCo, fazendo jus à remuneração através da empresa em que estão registrados para fins trabalhistas. Desta forma, a informação sobre a remuneração dos administradores da STNE Par não refletiria a melhor informação relativa aos negócios da Companhia.

16. Patrimônio líquido

(i) Capital subscrito e integralizado

Capital social

Em 30 de junho de 2020, o capital social está dividido em 1.803.427.332 ações ordinárias sem quaisquer ações preferenciais e sem valor nominal, subscritas e inteiramente integralizadas, distribuídas entre os acionistas como segue:

	30/06/2020		
Acionistas	**País sede**	**Participação (%)**	**Ações**
DLP Capital LLC ("DLP Capital")	EUA	99,9999999%	1.803.427.331
DLP Par Participações S.A. ("DLP Par")	Brasil	0,0000001%	1
Total do Capital Social		**100%**	**1.803.427.332**

Em 2020 não houve movimentação na quantidade de ações da Companhia.

(ii) Reserva de capital

No período findo em 30 de junho de 2020, a Companhia possui uma reserva adicional, sendo R$ 27.803 para a distribuição de remunerações baseadas em ações (Nota 17), e o restante oriundos do aporte na controlada PDCA, feito por não controladores.

17. Pagamento baseado em ações

O plano de remuneração, emitido em setembro de 2018, possui característica de outorga de Unidades de Ações Restritas ("UARs"). As concessões estão vinculadas a condições de desempenho individual e corporativo e seguem as regras de período de aquisição (*vesting period*) estabelecidas e aplicadas de acordo com a política interna corporativa, que define: aproximadamente 6% foram adquiridas até o IPO da StoneCo Ltd.; 21% adquiridas em 4 anos, 15% adquiridas em 5 anos, 21% adquiridas em 7 anos e 37% adquiridas em 10 anos.

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

A prestação de serviço do empregado em contrapartida ao prêmio em ações é mensurada com base no valor justo na data da outorga do prêmio.

Neste plano, foram outorgadas 632.016 novas ações e 2.772 opções de ações da empresa StoneCo Ltd nas controladas da Companhia.

Em maio de 2020, foram outorgadas novas UARs para as controladas do grupo, feitas nas mesmas características do plano outorgado em 2018, a quantidade total outorgada foi de 8.306 UARs com período de *vesting* de 20% em 5 anos, 30% em 7 anos e 50% em 10 anos. Na data da outorga o preço da ação da StoneCo era de U$ 25,40.

As movimentações ocorridas em 2020 de UARs e opções de ações são apresentadas abaixo:

	UARs	Opções	Total
Saldo em 31 de dezembro de 2019	**511.092**	**2.772**	**513.864**
Outorgas	8.306	-	8.306
Emitidas	(15.530)	-	(15.530)
Transferências entre empresas do grupo	(81.215)	-	(81.215)
Canceladas	(25.024)	-	(25.024)
Saldo em 30 de junho de 2020	**397.629**	**2.772**	**400.401**

As opções de ações possuem um preço médio ponderado de exercício de US$ 24,00.

No semestre findo em 30 de junho de 2020, foi reconhecida despesa no resultado, incluindo encargos o valor de R$ 4.918 (Nota 20).

No semestre findo em 30 de junho de 2020, a Companhia registrou na reserva de capital o montante de R$ 2.290 para a distribuição de remuneração baseada em ações.

18. Receita total

	Consolidado
	30/06/2020
Receita bruta de serviços	102.366
(-) Impostos sobre vendas	(11.127)
Receita liquida de serviços	**91.239**
Momento do reconhecimento da receita	
Reconhecida em um momento específico no tempo	91.239
Reconhecida ao longo do tempo	-
Receita liquida de serviços	**91.239**

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STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

19. Composição de custos e despesas por natureza

	Controladora	Consolidado
	30/06/2020	30/06/2020
Despesas com pessoal (Nota 19)	177	32.573
Depreciação e amortização (Nota 10)	8.319	22.594
Custo dos servios prestados	78	17.674
Serviços de terceiros	2.516	5.534
Despesas com instalações	2.629	2.900
Despesas de marketing e comissões de vendas	-	12.066
Gastos com viagens	(5)	377
Outros	(10.517)	(7.097)
Total de custo e despesa	**3.197**	**86.621**

20. Benefícios a empregados

	Controladora	Consolidado
	30/06/2020	30/06/2020
Salários	177	22.692
Remuneração baseada em ações	-	4.918
Custos previdenciários	-	4.138
Outros	-	825
	177	**32.573**

O Grupo oferece um pacote de benefícios padrão a todos os funcionários, consistindo principalmente em planos de assistência médica, seguro de vida em grupo, vale-refeição e alimentação e vale-transporte. Todos os valores relacionados são registrados no resultado de cada exercício.

21. Instrumentos financeiros

(i) Gestão de riscos

As atividades do Grupo o expõem a diversos riscos financeiros; a saber: risco de crédito, risco de mercado (incluindo risco de variação cambial, risco de fluxo de caixa ou valor justo associado com a taxa de juros, e risco de preço), risco de liquidez e risco de fraude. O programa de gestão de risco global do Grupo concentra-se na imprevisibilidade dos mercados financeiros e busca minimizar potenciais efeitos adversos no desempenho financeiro do Grupo. O Grupo usa instrumentos financeiros derivativos para mitigar certas exposições a risco. É política do Grupo que nenhuma negociação com derivativos para fins especulativos possa ser realizada.

A gestão de risco é realizada pelo departamento de tesouraria central ("Tesouraria do Grupo"), segundo as políticas aprovadas pelo Conselho de Administração. A tesouraria do Grupo identifica, avalia e protege o Grupo contra eventuais riscos financeiros em cooperação com suas unidades operacionais. O Conselho de Administração estabelece princípios, por escrito, para a gestão de risco global, bem como para áreas específicas, como de risco cambial, risco de taxa de juros, risco de crédito, risco de fraude, uso de instrumentos financeiros derivativos e não derivativos e investimento de excedentes de caixa.

(a) Risco de crédito

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

Risco de crédito é o risco de a empresa incorrer em perdas decorrentes de uma contraparte em um instrumento financeiro, decorrentes da falha deste em cumprir com suas obrigações contratuais. O risco de crédito decorre da exposição do Grupo a terceiros, incluindo caixa e equivalentes de caixa, instrumentos financeiros derivativos, depósitos em bancos e outras instituições financeiras, bem como de suas atividades operacionais, principalmente relacionadas a contas a receber.

O valor contábil dos ativos financeiros representa a máxima exposição de crédito.

(b) Risco de mercado

O risco de mercado é o risco de que o valor justo dos fluxos de caixa futuros de um instrumento financeiro flutue devido a variações nos preços de mercado. O risco de mercado compreende principalmente dois tipos de risco: risco de taxa de juros e risco cambial.

O grupo não está exposto de forma significativa ao risco de mercado, já que não possui instrumentos financeiros relevantes associados a taxa de juros ou variação cambial.

(c) Risco de liquidez

A previsão de fluxo de caixa é realizada nas entidades operacionais do Grupo e agregada por sua equipe de Finanças. Essa equipe monitora as previsões contínuas das exigências de liquidez do Grupo para assegurar que ele tenha caixa suficiente para atender às necessidades operacionais, mantendo margem suficiente em suas linhas de crédito compromissadas e não utilizadas em todos os momentos para que o Grupo não viole limites ou cláusulas restritivas (quando aplicável) de qualquer um de seus empréstimos. Essa previsão leva em consideração os planos de financiamento da dívida do Grupo, cumprimento de cláusulas restritivas, cumprimento dos objetivos de índices do balanço patrimonial e, se aplicável, exigências regulatórias externas ou legais – por exemplo, restrições de moeda.

O excedente de caixa mantido pelas entidades operacionais, além do saldo exigido para administração do capital de giro, é transferido para a tesouraria do Grupo. O departamento de tesouraria do Grupo investe o excedente de caixa em contas bancárias que rendem juros, depósitos a prazo, depósitos de curto prazo e títulos e valores mobiliários, escolhendo instrumentos com vencimentos apropriados ou liquidez suficiente para fornecer margem suficiente conforme determinado pelas previsões acima mencionadas.

A tabela abaixo analisa os passivos financeiros não derivativos do Grupo, por faixas de vencimento, correspondentes ao período remanescente no balanço patrimonial até a data contratual do vencimento. Os valores divulgados na tabela são os fluxos de caixa não descontados contratados.

	Controladora			
	Menos de um ano	**Entre 1 e 2 anos**	**Entre 2 e 5 anos**	**Mais de 5 anos**
Em 30 de junho de 2020				
Fornecedores	1.810	-	-	-
Empréstimos e financiamentos	5.578	1.730	-	-
Contas a pagar a partes relacionadas	-	3.548	-	-
Dividendos a pagar	267.389	-	-	-
Outros passivos	2.518	11.571	-	-

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STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

	Controladora			
	Menos de um ano	Entre 1 e 2 anos	Entre 2 e 5 anos	Mais de 5 anos
Em 31 de dezembro de 2019				
Fornecedores	3.972	-	-	-
Empréstimos e financiamentos	11.575	8.321	675	-
Contas a pagar a partes relacionadas	-	4.714	-	-
Dividendos a pagar	267.389			
Outros passivos	8.433	-	-	-

	Consolidado			
	Menos de um ano	Entre 1 e 2 anos	Entre 2 e 5 anos	Mais de 5 anos
Em 30 de junho de 2020				
Fornecedores	16.121	-	-	-
Empréstimos e financiamentos	6.401	2.177	697	-
Contas a pagar a partes relacionadas	-	4.461	-	-
Dividendos a pagar	267.393			
Outros passivos	9.628	4.001	9.171	-

	Consolidado			
	Menos de um ano	Entre 1 e 2 anos	Entre 2 e 5 anos	Mais de 5 anos
Em 31 de dezembro de 2019				
Fornecedores	7.960	-	-	-
Empréstimos e financiamentos	12.444	8.693	1.478	-
Contas a pagar a partes relacionadas	-	4.141	-	-
Dividendos a pagar	267.389			
Outros passivos	10.780	1.411	-	-

(ii) Instrumentos financeiros por categoria

(a) Ativos conforme o balanço patrimonial

	Controladora			
	Custo amortizado	VJR	VJORA	Total
Em 30 de junho de 2020				
Dividendos a receber	51.841	-	-	51.841
Contas a receber de partes relacionadas	1.492.717	-	-	1.492.717
Outros ativos	32.310	-	-	32.310
	1.576.868	**-**	**-**	**1.576.868**

46

STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

	Controladora			
	Custo amortizado	VJR	VJORA	Total
Em 31 de dezembro de 2019				
Dividendos a receber	54.475	-	-	54.475
Contas a receber de partes relacionadas	1.610.122	-	-	1.610.122
Outros ativos	393	1.714	-	2.107
	1.664.990	**1.714**	**-**	**1.666.704**

	Consolidado			
	Custo amortizado	VJR	VJORA	Total
Em 30 de junho de 2020				
Contas a receber de clientes	16.581	-	-	16.581
Dividendos a receber	49.476	-	-	49.476
Contas a receber de partes relacionadas	1.456.104	-	-	1.456.104
Outros ativos	45.162	-	-	45.162
	1.567.323	**-**	**-**	**1.567.323**

	Consolidado			
	Custo amortizado	VJR	VJORA	Total
Em 31 de dezembro de 2019				
Contas a receber de clientes	7.241	-	-	7.241
Dividendos a receber	54.475	-	-	54.475
Contas a receber de partes relacionadas	1.612.717	-	-	1.612.717
Outros ativos	9.928	1.714	-	11.642
	1.684.361	**1.714**	**-**	**1.686.075**

(b) Passivos conforme o balanço patrimonial

	Controladora		
	Custo amortizado	VJR	Total
Em 30 de junho de 2020			
Fornecedores	1.810	-	1.810
Empréstimos e financiamentos	7.308	-	7.308
Dividendos a pagar	267.389	-	267.389
Contas a pagar a partes relacionadas	3.548	-	3.548
Outros passivos	14.089	-	14.089
	294.144	**-**	**294.144**

	Controladora		
	Custo amortizado	VJR	Total
Em 31 de dezembro de 2019			
Fornecedores	3.972	-	3.972
Empréstimos e financiamentos	20.571	-	20.571
Dividendos a pagar	267.389	-	267.389
Contas a pagar a partes relacionadas	4.714	-	4.714
Outros passivos	8.433	-	8.433
	305.079	**-**	**305.079**

47

STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

	Consolidado		
	Custo amortizado	VJR	Total
Em 30 de junho de 2020			
Fornecedores	16.121	-	16.121
Empréstimos e financiamentos	9.275	-	9.275
Dividendos a pagar	267.393	-	267.393
Contas a pagar a partes relacionadas	4.461	-	4.461
Outros passivos	13.629	9.171	22.800
	310.879	**9.171**	**320.050**

	Consolidado		
	Custo amortizado	VJR	Total
Em 31 de dezembro de 2019			
Fornecedores	7.960	-	7.960
Empréstimos e financiamentos	22.615	-	22.615
Dividendos a pagar	267.389	-	267.389
Contas a pagar a partes relacionadas	4.141	-	4.141
Outros passivos	12.191	-	12.191
	314.296	**-**	**314.296**

(iii) Estimativa do valor justo

(a) Mensuração a valor justo

A tabela abaixo apresenta uma comparação por classe entre o valor contábil e o valor justo dos instrumentos financeiros do Grupo:

	Controladora					
	30/06/2020			31/12/2019		
	Valor contábil	Valor justo	Nível de hierarquia	Valor contábil	Valor justo	Nível de hierarquia
Ativos financeiros						
Contas a receber de clientes (1)	-	-	II	-	-	II
Dividendos a receber (1)	51.841	51.841	II	54.475	54.475	II
Contas a receber de partes relacionadas (1)	1.492.717	1.492.717	II	1.610.122	1.610.122	II
Outros ativos (1)	32.310	32.310	II	2.107	2.107	II
	1.576.868	**1.576.868**		**1.666.704**	**1.666.704**	
Passivos financeiros						
Fornecedores (1)	1.810	1.810	II	3.972	3.972	II
Empréstimos e financiamentos (2)	7.308	7.308	II	20.571	20.571	II
Dividendos a pagar (1)	267.389	267.389	II	267.389	267.389	II
Contas a pagar a partes relacionadas (1)	3.548	3.548	II	4.714	4.714	II
Outros passivos (1)	14.089	14.089	II	8.433	8.433	II
	294.144	**294.144**		**305.079**	**305.079**	

48

STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

	Consolidado					
	30/06/2020			31/12/2019		
	Valor contábil	Valor justo	Nível de hierarquia	Valor contábil	Valor justo	Nível de hierarquia
Ativos financeiros						
Contas a receber de clientes (1)	16.581	16.581	II	7.241	7.241	II
Dividendos a receber (1)	49.476	49.476	II	54.475	54.475	II
Contas a receber de partes relacionadas (1)	1.456.104	1.456.104	II	1.612.717	1.612.717	II
Outros ativos (1)	45.162	45.162	II	11.642	11.642	II
	1.567.323	**1.567.323**		**1.686.075**	**1.686.075**	
Passivos financeiros						
Fornecedores (1)	16.121	16.121	II	7.960	7.960	II
Empréstimos e financiamentos (2)	9.275	9.275	II	22.615	22.615	II
Dividendos a pagar (1)	267.393	267.393	II	267.389	267.389	II
Contas a pagar a partes relacionadas (1)	4.461	4.461	II	4.141	4.141	II
Outros passivos (1) (3)	22.800	22.800	II/III	12.191	12.191	II
	320.050	**320.050**		**314.296**	**314.296**	

(1) Os valores contábeis das Contas a receber de clientes, Dividendos a receber, Contas a receber de partes relacionadas, Outros ativos, Fornecedores, Dividendos a pagar, Contas a pagar a partes relacionadas e Outros passivos são mensurados ao custo amortizado e estão registrados ao seu valor original deduzido de provisão para perda por redução ao valor recuperável (impairment) e ajuste a valor presente, quando aplicável. Supõe-se que os valores contábeis se aproximam de seus valores justos, levando em consideração a realização desses saldos.

(2) Empréstimos e financiamentos são mensurados ao custo amortizado. Os valores justos são estimados descontando os fluxos de caixa futuros usando o custo médio ponderado da taxa de capital.

(3) Inserido no saldo de outros passivos há o valor de contraprestação contingente decorrente da combinação de negócios que é mensurado ao VJR. O valor justo é estimado de acordo com fórmulas pré-determinadas explícitas no contrato da transação, o montante de R $ 9.171 foi registada no segundo trimestre de 2020 e classificada como nível III no nível de hierarquia. Mais detalhes na Nota 22.

Para o período findo em 30 de junho de 2020, não houve transferências entre as mensurações de valor justo de Nível I e Nível II nem entre as mensurações de valor justo de Nível II e Nível III.

(iv) Compensação de instrumentos financeiros

Os saldos de ativos e passivos financeiros são compensados (ou seja, apresentados no balanço patrimonial pelo seu valor líquido) somente se o Grupo e suas controladas atualmente possuírem o direito de compensar os valores reconhecidos e pretendem liquidar numa base líquida, ou realizar o ativo e liquidar o passivo simultaneamente.

Em 30 de junho de 2020, o Grupo não possui instrumentos financeiros que atendam às condições de reconhecimento em base líquida.

(v) Gestão de capital

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Período findo em 30 de junho de 2020
Em milhares de reais

Os objetivos da Companhia ao administrar seu capital são os de salvaguardar a capacidade de continuidade da Companhia para oferecer retorno e benefícios aos seus acionistas e parceiros de negócios, além de manter uma estrutura de capital ideal para reduzir seu custo.

Para manter ou ajustar a estrutura de capital da Companhia, a administração pode, ou propõe, nos casos em que os acionistas têm de aprovar, rever a política de pagamento de dividendos, devolver capital aos acionistas ou, ainda, emitir novas ações ou vender ativos para reduzir, por exemplo, o nível de endividamento.

A Companhia monitora o capital com base no caixa líquido / dívida líquida ajustado(a). O caixa líquido / dívida líquida ajustado(a) é calculado como caixa ajustado (incluindo caixa e equivalentes de caixa, dividendos a receber e contas a receber de partes relacionadas conforme demonstrado no balanço patrimonial), líquido da dívida ajustada (fornecedores, empréstimos e financiamentos, dividendos a pagar e contar a partes a partes relacionadas, conforme demonstrado no balanço patrimonial).

A estratégia da Companhia é manter um caixa líquido ajustado positivo. O caixa líquido ajustado em 30 de junho de 2020 era o seguinte:

	Controladora		Consolidado	
	30/06/2020	**31/12/2019**	**30/06/2020**	**31/12/2019**
Caixa e equivalentes de caixa	12	4.229	201.333	27.094
Dividendos a receber	51.841	54.475	49.476	54.475
Contas a receber de partes relacionadas	1.492.717	1.610.122	1.456.104	1.612.717
Caixa ajustado	**1.544.570**	**1.668.826**	**1.706.913**	**1.694.286**
Fornecedores	(1.810)	(3.972)	(16.121)	(7.960)
Empréstimos e financiamentos	(7.308)	(20.571)	(9.275)	(22.615)
Dividendos a pagar	(267.389)	(267.389)	(267.393)	(267.389)
Contas a pagar a partes relacionadas	(3.548)	(4.714)	(4.461)	(4.141)
Dívida ajustada	**(280.055)**	**(296.646)**	**(297.250)**	**(302.105)**
	1.264.515	**1.372.180**	**1.409.663**	**1.392.181**

22. Combinação de negócios

22.1 Informações financeiras dos negócios adquiridos

Os ativos preliminares adquiridos e passivos assumidos nas combinações de negócios encerradas no período são apresentados a seguir:

Valor justo	**Linked (i)**	**Grupo Vitta (ii)**	**MVarandas (iii)**	**Total**
Caixa e equivalentes de caixa	596	2.964	439	3.999
Contas a receber de clientes	473	504	8	985
Imobilizado	167	304	30	501
Intangível	2.266	1.295	-	3.561
Intangível - Relacionamento com clientes (iv)	296	9.165	15.603	25.064
Intangível – Software (iv)	2.063	9.880	-	11.943
Intangível – Marcas (iv)	636	17.613	746	18.995
Outros ativos	2.850	1.722	31	4.603
Tota de ativos	**9.347**	**43.447**	**16.857**	**69.651**

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

Valor justo	**Linked (i)**	**Grupo Vitta (ii)**	**MVarandas (iii)**	**Total**
Fornecedores	-	783	30	813
Salários e encargos sociais	202	1.597	312	2.111
Imposto de renda e contribuição social diferidos	1.019	12.463	5.559	19.041
Outros passivos	526	280	146	952
Total de passivos	**1.747**	**15.123**	**6.047**	**22.917**
Ativos líquidos	**7.600**	**28.324**	**10.810**	**46.734**
Contraprestação total	14.340	41.356	30.671	86.367
Goodwill	**6.740**	**13.032**	**19.861**	**39.633**

(i) Em 15 de abril de 2020, a Companhia obteve o controle da Linked por meio de uma aquisição por etapas, iniciada em 21 de junho de 2018, adquirindo 27,06% de participação por R$ 2.367 totalmente pago até dezembro de 2018, a seguir durante 2019, adquirindo participação adicional de 21,50% por meio de aumento de capital de R$ 5.181 totalmente pago em janeiro de 2020 e em 15 de abril de 2020, através de aumento de capital que proporcionou a aquisição do controle do Linked com 58,1% de participação, o Grupo espera obter sinergias no atendimento aos clientes.

(ii) Em 29 de maio de 2020, a Equals (controlada da Companhia) adquiriu 51,56% de participação na Vitta Tecnologia em Saúde S.A, AXEI Saúde Corretora de Seguros LTDA e Vitta Serviços em Saúde LTDA. (todos descritos como Grupo Vitta), o Grupo Vitta é focado na gestão de planos de saúde, serviços de saúde e serviços de seguros, o Grupo espera obter sinergias no atendimento aos clientes.

(iii) Em 30 de abril de 2020, a Companhia adquiriu 100% de participação na MVarandas Tecnologia Serviços Ltda. ("MVarandas"). MVarandas é uma empresa não listada com sede em João Pessoa, Brasil, que desenvolve software e serviços para o mercado de food service. Através desta aquisição, o Grupo espera obter sinergias no atendimento aos clientes.

(iv) A Companhia realizou uma avaliação prévia a valor justo dos ativos adquiridos na combinação de negócios, tendo sido identificados ativos como, relacionamento com clientes, softwares desenvolvidos internamente e marcas, os detalhes sobre os métodos e premissas adotadas estão descritas a seguir:

Empresa	**Descrição**	**Relacionamento com clientes**	**Software**	**Marcas**
Linked	Método	Fluxo de caixa descontado	Custo de reposição	*Royalty relief*
	Vida útil estimada	5 anos	3 anos	5 anos
	Índice de atualização	IPCA	IPCA	*Royalty rate - 2,5%*
	Fonte	Projeções internas da adquirida	Dados históricos	Projeções internas da adquirida e royalty rate de fontes do mercado
Grupo Vitta	Método	Fluxo de caixa descontado	Custo de reposição	*Royalty relief*
	Vida útil estimada	5 anos	3 anos	Indefinida
	Índice de atualização	IPCA	IPCA	*Royalty rate - 2,5%*

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

Empresa	Descrição	Relacionamento com clientes	Software	Marcas
	Fonte	Projeções internas da adquirida	Dados históricos	Projeções internas da adquirida e royalty rate de fontes do mercado
	Taxa de perpetuidade	N/A	N/A	5,50%
MVarandas	Método	Fluxo de caixa descontado	N/A	*Royalty relief*
	Vida útil estimada	5 anos	N/A	5 anos
	Índice de atualização	IPCA	N/A	*Royalty rate - 2,5%*
	Fonte	Projeções internas da adquirida	N/A	Projeções internas da adquirida e royalty rate de fontes do mercado

Todas as alocações são preliminares, baseados nas informações iniciais obtidas junto às empresas adquiridas. A Companhia avaliará os ativos e passivos das adquiridas no período de 12 meses subsequentes a cada uma das aquisições, e fará a alocação detalhada ao final da avaliação.

Para todos os ativos, foi utilizada uma taxa de desconto de 11,30%, equivalente ao custo médio de capital aliado ao risco do setor. Para o ativo marca, utilizamos um royalty rate médio para o setor de software. Para a vida útil de cada ativo utilizamos benchmark interno, porém esperamos que a marca Vitta tenha uma longevidade distinta, pois trata-se de um serviço com maior penetração junto à consumidores em geral.

22.2 Contraprestação transferida

O valor justo da contraprestação transferida na combinação de negócios foi o seguinte:

	Linked	Grupo Vitta	MVarandas	Total
Contraprestação paga em caixa em 2020	2.800	39.356	18.550	60.706
Contraprestação a pagar em 2020	1.000	-	550	1.550
Contraprestação a pagar após 2020	-	-	2.400	2.400
Participação de não controladores em adquirida (vii)	2.356	2.000	-	4.356
Valor justo de participação anteriormente detida na adquirida (v)	8.184	-	-	8.184
Contraprestação contingente (vi)	-	-	9.171	9.171
Total	**14.340**	**41.356**	**30.671**	**86.367**

(v) Como resultado da aquisição realizada em estágios da Linked, o Grupo reconheceu um ganho de R$ 2.992 pela diferença entre o valor contábil da participação de 48,56% anteriormente detida na Linked no valor de R$ 5.192 e do valor justo dessa participação no valor de R$ 8.184. O ganho foi incluído em outro receitas (despesas) operacionais, líquidas na demonstração do resultado do período findo em 30 de junho de 2020.

(vi) A contraprestação contingente da MVarandas será transferida aos acionistas vendedores após o fechamento do ano fiscal de 2022 e são determinados pela avaliação da MVarandas que será definida considerando múltiplos da receita registrada em 2022 menos o pagamento feito em 2020, há um limite de R$ 16.300.

(vii) Os valores de participações de não controladores em adquiridas foram calculados considerando a proporção sobre o patrimônio líquido contábil dos não controladores, sendo para a Linked, 41,90% e para o Grupo Vitta, 48,44%.

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STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

Para avaliar a contraprestação contingente, o Grupo considerou diferentes probabilidades de cenários e descontou os fluxos de caixa futuros pelas taxas de juro disponíveis no mercado que se encontram disponíveis para o Grupo para instrumentos financeiros semelhantes. O valor de R$ 9.171 está regsitrado em outros passivos não circulantes no balanço patrimonial.

22.3 Custos incorridos na combinação de negócios

Conforme mencionado acima, o valor justo e a alocação do preço de compra ainda estão sendo avaliados, por isso os custos totais relacionados à aquisição estão também sendo apurados. Não são esperados custos relevantes no processo.

22.4 Contribuição de receita e resultado líquido

A receita líquida individual e o resultado líquido desde a data de aquisição até o final de cada período para todas as combinações de negócios são apresentados abaixo:

Companhia	Receita total	Prejuízo líquido
Linked	191	(1.300)
Grupo Vitta	1.297	(1.056)
MVarandas	602	(119)

A receita líquida e o prejuízo líquido da Companhia são apresentados a seguir em uma base pro forma, assumindo que as aquisições ocorreram no início do ano:

	Semestre findo em 30/06/2020
Receita total pro forma	98.138
Prejuízo líquido pro forma	(13.319)

Estas informações financeiras pro forma são apresentadas apenas para fins informativos e não pretendem representar os resultados operacionais que o Grupo teria se as aquisições tivessem sido concluídas na data presumida, nem é necessariamente indicativo dos resultados que podem ser esperados em períodos futuros.

23. Transações com participação dos não controladores

	Mudanças em participação de não controladores			
	Contribuições de capital por acionistas não controladores	Transferências para participação de não controladores	Mudanças no patrimônio líquido atribuível aos controladores	Valores pagos por acionistas não controladores
Para o período findo em 30 de junho de 2020				
Transações entre controladas e acionistas				
Contribuições de capital para controlada e aumento de partipação de não controladores na Companhia (a)	230.500	95.445	135.055	230.500
Diluição de participação de não controladores	-	(298)	298	-
Participação de não controladores oriundos de combinação de negócios (Nota 22)	4.356	-	-	-

(a) Em março de 2020, a controlada PDCA emitiu 28.924.816 novas ações, no valor total de R$ 230.500, aportadas integralmente pelo Salônica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior ("Salônica"), empresa do Grupo Globo. Isso resultou na diluição da participação do Grupo na PDCA de 100,0% para 67,0% e um aumento

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STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

correspondente na participação dos acionistas não controladores. A diluição da participação do Grupo resultou em um ganho de diluição que é reconhecido nas reservas de capital do Grupo.

24. Informações complementares às demonstrações dos fluxos de caixa

	Controladora	Consolidado
	30/06/2020	30/06/2020
Adições de imobilizado (Nota 10)	-	(43.012)
Adições de direito de uso - Imóveis (IFRS 16)	-	1.036
Adições não pagas ao final do período	-	4.037
Aquisições de ativo imobilizado	**-**	**(37.939)**

	Controladora	Consolidado
	30/06/2020	30/06/2020
Aporte de capital (Nota 9)	(61.695)	-
Combinação de negócios (Nota 9)	(37.463)	-
Adições de períodos anteriores pagas em 2020	(7.473)	(7.473)
Adições não pagas ao final do período	13.121	-
Aumento de capital em coligadas	**(93.510)**	**(7.473)**

25. Eventos subsequentes

25.1 Aquisição Delivery Much

Em 03 de julho de 2020, a Companhia adquiriu 22,64% de participação na Delivery Much Tecnologia S.A. ("Delivery Much"), pelo valor de R$ 35.998. A Delivery Much é uma empresa privada sediada no Estado do Rio Grande do Sul, Brasil, que atua no mercado de delivery de alimentos com foco em cidades de pequeno e médio porte.

25.2 Aquisição Mlabs

Em 03 de setembro de 2020, a Companhia adquiriu 50% de participação na MLabs Software Ltda. ("MLabs"). A MLabs é uma empresa privada com sede no Estado de São Paulo, Brasil, que desenvolve uma plataforma de integração de redes sociais.

25.2.1 Informações financeiras dos negócios adquiridos

Os ativos preliminares adquiridos e passivos assumidos na combinação de negócio encerrada são apresentados a seguir:

Valor justo	**MLabs**
Caixa e equivalentes de caixa	4.078
Contas a receber de clientes	944
Imobilizado	644
Outros ativos	500
Tota de ativos	**6.166**
Fornecedores	146
Empréstimo com partes relacionadas	4.000
Salários e encargos sociais	980
Obrigações tributárias	368
Total de passivos	**5.494**

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STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

Valor justo	MLabs
Ativos líquidos	**672**
Contraprestação total	62.473
Goodwill	**61.801**

Por ter ocorrido recentemente, a Administração ainda não tem informações suficientes para avaliar quais serão os valores preliminares dos ativos que serão reconhecidos e eventualmente os passivos que serão assumidos por conta da combinação de negócios. É esperado ter uma informação mais completa nas demonstrações financeiras de 31 de dezembro de 2020.

25.2.2 Contraprestação transferida

O valor justo da contraprestação transferida na combinação de negócios foi o seguinte:

	Mlabs
Contraprestação paga em caixa em 2020	37.371
Contraprestação a pagar em 2020	2.159
Contraprestação a pagar após 2020	12.951
Participação de não controladores em adquirida (ii)	336
Contraprestação contingente (i)	9.992
Total	**62.809**

(i) A contraprestação contingente da MLabs será transferida aos acionistas vendedores após o fechamento do ano fiscal de 2022 e é calculada com base em fórmulas pré-determinadas considerando principalmente o valor da receita que a adquirida terá no encerramento do exercício de 2022, há um limite de R$ 11.741 para pagamento da contraprestação contingente.

(ii) O valor de participação de não controladores na Mlabs foi calculado considerando a proporção sobre o patrimônio líquido contábil dos não controladores de 50%.

25.2.3 Custos incorridos na combinação de negócios

Conforme mencionado acima, o valor justo e a alocação do preço de compra ainda está sendo apurado, por isso os custos totais relacionados à aquisição estão também sendo apurados, e não são esperados custos relevantes no processo.

25.2.4 Contribuição de receita e resultado líquido

A receita líquida e o prejuízo líquido da Companhia são apresentados a seguir em uma base pro forma, assumindo que a aquisição ocorreu no início do ano:

	Semestre findo em 30/06/2020
Receita total pro forma	99.069
Resultado líquido pro forma	(7.482)

Estas informações financeiras pro forma são apresentadas apenas para fins informativos e não pretendem representar os resultados operacionais que o Grupo teria se a aquisição tivesse sido concluída na data presumida, nem é necessariamente indicativo dos resultados que podem ser esperados em períodos futuros.

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Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

25.3 Aquisição Questor

Em 1 de outubro de 2020, a Companhia adquiriu 50% de participação na Questor Sistemas S.A. ("Questor"). A Questor é uma empresa com sede em Chapecó, Estado de Santa Catarina, Brasil, que desenvolve softwares de gestão para escritórios contábeis.

25.3.1 Informações financeiras dos negócios adquiridos

Dado a recente data de aquisição, ainda não temos os saldos de ativos líquidos na data de aquisição. Os saldos abaixo apresentados são de 31 de julho de 2020:

Valor contábil em 31/07/2020	**Questor**
Ativo circulante	19.536
Ativo não circulante	1.165
Total de ativos	**20.701**
Passivo circulante	3.461
Total de passivos	**3.461**
Ativos líquidos	**17.240**
Contraprestação total	52.500
Goodwill	**35.260**

Por ter ocorrido recentemente, a Administração ainda não tem informações suficientes para avaliar quais serão os valores preliminares dos ativos que serão reconhecidos e eventualmente os passivos que serão assumidos por conta da combinação de negócios, bem como avaliar todas as variáveis que podem impactar o valor justo da contraprestação total. É esperado ter uma informação mais completa nas demonstrações financeiras de 31 de dezembro de 2020.

25.3.2 Contraprestação transferida

O valor justo da contraprestação transferida na combinação de negócios foi o seguinte:

	Questor
Contraprestação paga em caixa em 2020	45.469
Contraprestação a pagar entre 2021 e 2025	3.301
Contraprestação contingente (i)	4.000
Total	**52.500**

(i) A contraprestação contingente da Questor será transferida aos acionistas vendedores conforme atingimento de metas de receita, lucratividade e sinergia entre os negócios do Grupo.

25.3.3 Custos incorridos na combinação de negócios

Conforme mencionado acima, o valor justo e a alocação do preço de compra ainda está sendo apurado, por isso os custos totais relacionados à aquisição estão também sendo apurados, e não são esperados custos relevantes no processo.

25.3.4 Contribuição de receita e resultado líquido

A receita líquida e o lucro líquido da Questor são apresentados a seguir em uma base pro forma, assumindo que a aquisição ocorreu no início do ano:

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STNE Participações S.A.

Notas Explicativas às Demonstrações Financeiras individuais e consolidadas
Período findo em 30 de junho de 2020
Em milhares de reais

	Semestre findo em 30/06/2020
Receita total pro forma	14.699
Resultado líquido pro forma	4.435

Estas informações financeiras pro forma são apresentadas apenas para fins informativos e não pretendem representar os resultados operacionais que o Grupo teria se a aquisição tivesse sido concluída na data presumida, nem é necessariamente indicativo dos resultados que podem ser esperados em períodos futuros.

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STNE Participações S.A.

Informações Financeiras Consolidadas Pro Forma
em 30 de junho de 2020

1

EY
Building a better working world

São Paulo Corporate Towers
Av. Presidente Juscelino Kubitschek, 1.909
Vila Nova Conceição
04543-011 - São Paulo - SP - Brasil

Tel: +55 11 2573-3000
ey.com.br

Relatório de asseguração emitido por auditor independente sobre a compilação de informações financeiras consolidadas pro forma para atendimento à Instrução CVM 565

Aos Acionistas, Conselheiros e Diretores da
STNE Participações S.A.
São Paulo - SP

Concluímos nosso trabalho de asseguração para emissão de relatório sobre a compilação de informações financeiras consolidadas *pro forma* da STNE Participações S.A. ("Companhia"), elaborada sob responsabilidade de sua administração, para atendimento à Instrução nº 565, emitida pela Comissão de Valores Mobiliários ("CVM"). As informações financeiras consolidadas *pro forma* compreendem o balanço patrimonial consolidado *pro forma* em 30 de junho de 2020, as demonstrações dos resultados consolidados *pro forma* para o período de seis meses findo em 30 de junho de 2020 e para o exercício findo em 31 de dezembro de 2019 e as respectivas notas explicativas. Os critérios aplicáveis com base nos quais a administração da Companhia compilou as informações financeiras consolidadas *pro forma* estão especificados no Comunicado CTG 06 – Apresentação de Informações Financeiras *Pro Forma*, do Conselho Federal de Contabilidade, e estão sumariados nas notas explicativas que integram as informações financeiras consolidadas *pro forma*.

As informações financeiras consolidadas *pro forma* foram compiladas pela administração da Companhia para ilustrar o impacto da potencial transação com a Linx S.A. ("Linx"), apresentado na nota explicativa 1, sobre o balanço patrimonial consolidado da Companhia em 30 de junho de 2020 e suas demonstrações dos resultados consolidados para o período de seis meses findo naquela data e para o exercício findo em 31 de dezembro de 2019, como se a potencial transação tivesse ocorrido em 30 de junho de 2020 para o balanço patrimonial e em 5 de novembro de 2019 (início das atividades da Companhia) para as demonstrações dos resultados. Como parte desse processo, informações sobre a posição patrimonial e financeira e do desempenho operacional da Companhia foram extraídas pela administração da Companhia das demonstrações financeiras consolidadas para o período de seis meses findo em 30 de junho de 2020 e para o exercício findo em 31 de dezembro de 2019, sobre as quais emitimos relatórios de auditoria sem ressalvas em 25 de setembro de 2020 e 29 de abril de 2020, respectivamente. Adicionalmente, as informações sobre a posição patrimonial e financeira e do desempenho operacional da Linx foram extraídas pela administração da Companhia de suas demonstrações e informações financeiras consolidadas, referentes ao período de seis meses findo em 30 de junho de 2020 e para o exercício findo em 31 de dezembro de 2019, sobre as quais emitimos relatório de revisão e relatório de auditoria, sem modificações, em 11 de agosto de 2020 e 30 de março de 2020, respectivamente.

Responsabilidade da administração da Companhia pelas informações financeiras consolidadas *pro forma*

A administração da Companhia é responsável pela compilação das informações financeiras consolidadas *pro forma* com base no Comunicado CTG 06.

1

Responsabilidades do auditor independente

Nossa responsabilidade é expressar uma opinião, conforme requerido pela Comissão de Valores Mobiliários, sobre se as informações financeiras consolidadas *pro forma* foram compiladas pela administração da Companhia, em todos os aspectos relevantes, com base no Comunicado CTG 06 - Apresentação de Informações Financeiras consolidadas *Pro Forma*.

Conduzimos nosso trabalho de acordo com a NBC TO 3420 – Trabalho de Asseguração sobre a Compilação de Informações Financeiras consolidadas *Pro Forma* incluídas como anexo ao Protocolo e Justificação da Incorporação, emitida pelo Conselho Federal de Contabilidade, equivalente à Norma Internacional emitida pela Federação Internacional de Contadores ISAE 3420. Essas normas requerem o cumprimento de exigências éticas pelos auditores e que os procedimentos de auditoria sejam planejados e executados com o objetivo de obter segurança razoável de que a administração da Companhia compilou, em todos os aspectos relevantes, as informações financeiras consolidadas *pro forma* com base no Comunicado CTG 06 – Apresentação de Informações Financeiras consolidadas *Pro Forma*.

Para os fins deste trabalho, não somos responsáveis pela atualização ou reemissão de quaisquer relatórios ou opiniões sobre quaisquer informações financeiras históricas usadas na compilação das informações financeiras consolidadas *pro forma*.

A finalidade das informações financeiras consolidadas *pro forma* é a de exclusivamente ilustrar o impacto da potencial transação relevante sobre as informações financeiras históricas da Companhia, como se a potencial transação tivesse ocorrido na data anterior selecionada para propósito ilustrativo. Dessa forma, nós não fornecemos qualquer asseguração de que o resultado real da potencial transação em 30 de junho de 2020 e em 31 de dezembro de 2019 teria sido conforme apresentado.

Um trabalho de asseguração razoável sobre se as informações financeiras consolidadas *pro forma* foram compiladas, em todos os aspectos relevantes, com base nos critérios aplicáveis, envolve a execução de procedimentos para avaliar se os critérios aplicáveis adotados pela administração da Companhia na compilação das informações financeiras consolidadas *pro forma*, oferecem base razoável para apresentação dos efeitos relevantes diretamente atribuíveis à potencial transação, e para obter evidência suficiente apropriada sobre se:

• os correspondentes ajustes *pro forma* proporcionam efeito apropriado a esses critérios; e

• as informações financeiras consolidadas *pro forma* refletem a aplicação adequada desses ajustes às informações financeiras históricas.

Os procedimentos selecionados dependem do julgamento do auditor independente, levando em consideração seu entendimento sobre a Companhia, sobre a natureza da potencial transação com relação à qual as informações financeiras consolidadas *pro forma* foram compiladas, bem como outras circunstâncias relevantes do trabalho. O trabalho envolve ainda a avaliação da apresentação geral das informações financeiras consolidadas *pro forma*.

Acreditamos que a evidência obtida é suficiente e apropriada para fundamentar nossa opinião sobre a compilação das informações financeiras consolidadas *pro forma*.

2

Opinião

Em nossa opinião, as informações financeiras consolidadas *pro forma* foram compiladas, em todos os aspectos relevantes, com base no Comunicado CTG 06 - Apresentação de Informações Financeiras *Pro Forma*.

São Paulo, 25 de setembro de 2020.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP034519/O-6

Anderson Pascoal Constantino
Contador CRC-1SP190451/O-5

3

STNE Participações S.A.

Balanço patrimonial consolidado pro forma (não auditado)
em 30 de junho de 2020
Em milhares de reais

	STNE	Recebimento de ativo (a)	Aporte de capital (b)	Compra de ações StoneCo (c)	Incorporação de ações LINX (d)	Resgate das ações (e)	Ajustes de aquisição Linx (f)	Saldo pro forma
Ativo								
Ativo circulante								
Caixa e equivalentes de caixa	201.333	1.300.000	4.984.502	(633.412)	43.076	(5.651.090)	-	244.409
Aplicações financeiras	-	-	-	-	571.716	-	-	571.716
Outros ativos financeiros correntes	-	-	-	633.412	-	(633.412)	-	-
Contas a receber de clientes	16.581	-	-	-	322.313	-	-	338.894
Dividendos a receber	49.476	-	-	-	-	-	-	49.476
Outros ativos	52.405	-	-	-	73.518	-	-	125.923
	319.795	**1.300.000**	**4.984.502**	-	**1.010.623**	**(6.284.502)**	-	**1.330.418**
Ativo não circulante								
Contas a receber de partes relacionadas	1.456.104	(1.300.000)	-	-	-	-	-	156.104
Imposto de renda e contribuição social diferidos	24.758	-	-	-	3.152	-	-	27.910
Outros ativos	93.808	-	-	-	58.386	-	-	152.194
Investimentos	20.104	-	-	-	-	-	-	20.104
Imobilizado	92.418	-	-	-	181.666	-	-	274.084
Intangível	178.214	-	-	-	1.230.318	-	1.612.430	3.020.962
Ágio na aquisição da Linx	-	-	-	-	4.604.616	-	(1.137.561)	3.467.055
	1.865.406	**(1.300.000)**	-	-	**6.078.138**	-	**474.869**	**7.118.413**
Total do ativo	**2.185.201**	-	**4.984.502**	-	**7.088.761**	**(6.284.502)**	**474.869**	**8.448.831**

5

STNE Participações S.A.

Balanço patrimonial consolidado pro forma (não auditado)
em 30 de junho de 2020
Em milhares de reais

	STNE	Recebimento de ativo (a)	Aporte de capital (b)	Compra de ações StoneCo (c)	Incorporação de ações LINX (d)	Resgate das ações (e)	Ajustes de aquisição Linx (f)	Saldo pro forma
Passivo e Patrimônio líquido								
Passivo circulante								
Dividendos a pagar	267.393	-	-	-	86	-	-	267.479
Empréstimos, financiamentos e arrendamentos a pagar	6.401	-	-	-	95.284	-	-	101.685
Ações preferenciais resgatáveis	-	-	-	-	6.284.502	(6.284.502)	-	-
Outros passivos	36.512	-	-	-	344.484	-	59.300	440.296
	310.306	-	-	-	**6.724.356**	**(6.284.502)**	**59.300**	**809.460**
Passivo não circulante								
Empréstimos, financiamentos e arrendamentos a pagar	2.874	-	-	-	215.566	-	-	218.440
Imposto de renda e contribuição social diferidos	28.968	-	-	-	83.112	-	474.869	586.949
Outros passivos	21.254	-	-	-	65.727	-	-	86.981
	53.096	-	-	-	**364.405**	-	**474.869**	**892.370**
Patrimônio líquido								
Capital social	1.574.515	-	4.984.502	-	-	-	-	6.559.017
Reserva de capital	162.560	-		-	-	-	-	162.560
Prejuízos acumulados	(12.528)	-	-	-	-	-	(59.300)	(71.828)
Patrimônio líquido atribuível aos acionistas da controladora	**1.724.547**	-	**4.984.502**	-	-	-	**(59.300)**	**6.649.749**
Participação dos não controladores	97.252				-			97.252
Total do patrimônio líquido	**1.821.799**	-	**4.984.502**	-	-	-	**(59.300)**	**6.747.001**
Total do passivo e do patrimônio líquido	**2.185.201**	-	**4.984.502**	-	**7.088.761**	**(6.284.502)**	**474.869**	**8.448.831**

6

STNE Participações S.A.

Demonstração do resultado consolidado pro forma (não auditado) para o período de seis meses findo em em 30 de junho de 2020
Em milhares de reais

	STNE	Amortização da alocação do preço pago (f)	Incorporação de ações LINX (d)	Saldo pro forma
Receita de serviços	91.239	-	421.982	513.221
Custos dos serviços prestados	(43.419)	-	(138.645)	(182.064)
Lucro bruto	**47.820**	-	**283.337**	**331.157**
Despesas administrativas	(23.624)	(151.208)	(134.079)	(308.911)
Despesas de vendas	(15.974)	-	(75.785)	(91.759)
Outras receitas (despesas) operacionais, líquidas	(3.604)	-	(61.919)	(65.523)
Receitas (despesas) operacionais	**(43.202)**	**(151.208)**	**(271.783)**	**(466.193)**
Receita financeira	4.017	-	21.587	25.604
Despesa financeira	(66)	-	(34.781)	(34.847)
Perda com investimentos em coligadas	(2.818)	-	-	(2.818)
Lucro (prejuízo) antes do imposto de renda e contribuição social	**5.751**	**(151.208)**	**(1.640)**	**(147.097)**
Imposto de renda e contribuição social corrente	(10.155)	-	(6.140)	(16.295)
Imposto de renda e contribuição social diferidos	(3.306)	51.411	1.528	49.633
Prejuízo do período	**(7.710)**	**(99.797)**	**(6.252)**	**(113.759)**
Prejuízo atribuível a:				
Acionistas da controladora	(3.949)	(99.797)	(6.252)	(109.998)
Participação dos não controladores	(3.761)	-	-	(3.761)
	(7.710)	**(99.797)**	**(6.252)**	**(113.759)**

7

STNE Participações S.A.

Demonstração do resultado consolidado pro forma (não auditado) para o exercício findo em em 31 de dezembro de 2019
Em milhares de reais

	STNE	Amortização intangível PPA (f)	Incorporação de ações LINX (d)	Saldo pro forma
Receita de serviços	10.121	-	788.159	798.280
Custos dos serviços prestados	(4.859)	-	(272.115)	(276.974)
Lucro bruto	**5.262**	-	**516.044**	**521.306**
Despesas administrativas	(4.148)	(50.402)	(219.916)	(274.466)
Despesas de vendas	(736)	-	(144.735)	(145.471)
Outras receitas (despesas) operacionais, líquidas	1.042	-	(70.283)	(69.241)
Receitas (despesas) operacionais	**(3.842)**	**(50.402)**	**(434.934)**	**(489.178)**
Receita financeira	225	-	70.103	70.328
Despesa financeira	(398)	-	(87.280)	(87.678)
Perda com investimentos em coligadas	(560)	-	-	(560)
Lucro (prejuízo) antes do imposto de renda e contribuição social	**687**	**(50.402)**	**63.933**	**14.218**
Imposto de renda e contribuição social corrente	(1.092)	-	(11.394)	(12.486)
Imposto de renda e contribuição social diferidos	654	17.137	(13.663)	4.128
Lucro líquido (prejuízo) do período	**249**	**(33.265)**	**38.876**	**5.860**
Lucro líquido (prejuízo) atribuível a:				
Acionistas da controladora	(147)	(33.265)	38.876	5.464
Participação dos não controladores	396	-	-	396
	249	**(33.265)**	**38.876**	**5.860**

8

STNE Participações S.A.

Notas Explicativas às informações financeiras consolidadas pro forma (não auditadas) para o período de seis meses findos em 30 de junho de 2020
Em milhares de reais

1. Descrição da transação e base para elaboração das informações financeiras consolidadas pro forma

1.1 Descrição da transação

A transação proposta, a ser submetida para aprovação dos acionistas da Linx S.A. ("Linx") e da STNE Participações S.A. ("STNE" ou "Companhia") visa à reorganização societária de Linx e STNE ("Transação") mediante:

(a) a incorporação da totalidade das ações de emissão da Linx pela STNE, resultando na emissão, pela STNE, em favor dos acionistas da Linx proprietários das ações incorporadas, de ações preferenciais mandatoriamente resgatáveis classe A e classe B de emissão da STNE ("Novas Ações STNE"), sendo que para cada ação ordinária de emissão da Linx serão entregues 1 (uma) ação preferencial mandatoriamente resgatável classe A e 1 (uma) ação preferencial mandatoriamente resgatável classe B de emissão da STNE ("Incorporação das Ações da Linx"). Após consumada a Incorporação das Ações da Linx, a Linx preservará personalidade jurídica e patrimônio próprios, inexistindo sucessão legal; e

(b) na mesma data, como ato subsequente e interdependente da Incorporação das Ações da Linx, será consumado no resgate da totalidade das Novas Ações STNE, mediante o seguinte pagamento aos titulares das Novas Ações STNE (a "Relação de Troca"): (x) cada 1 (uma) ação preferencial Classe A de STNE receberá, em contrapartida pelo Resgate de Ações, R$ 31,56 (trinta e um reais e cinquenta e seis centavos); e (y) cada 1 (uma) ação preferencial Classe B de STNE receberá, em contrapartida pelo Resgate de Ações, (a) 0,0126774 (zero vírgula zero um dois seis sete sete quatro) ação classe A negociada na NASDAQ ("Ações Classe A StoneCo") de emissão da StoneCo Ltd., sociedade constituída e validamente existente sob as leis das Ilhas Cayman, inscrita no CNPJ/ME sob o nº 31.752.270/0001-82 ("StoneCo") ou, (b) 0,0126774 (zero vírgula zero um dois seis sete sete quatro) BDR (Brazilian Depositary Receipt) ("BDR StoneCo"), sendo que cada 1 (um) BDR corresponderá a 1 (uma) Ação Classe A StoneCo. Os detentores de ADSs da Linx receberão Ações Classe A StoneCo e os detentores de ações da Linx receberão BDRs StoneCo.

A Relação de Troca está sujeita às premissas previstas no Acordo de Associação e Outras Avenças assinado entre Linx, STNE e StoneCo, dentre outras partes, em 11 de agosto de 2020 e aditado em 1º de setembro de 2020 ("Acordo de Associação").

Uma vez consumada a Transação, as ações e ADSs de emissão da Linx deixarão de ser negociados na B3 S.A. – Brasil, Bolsa, Balcão e na Bolsa de Valores de Nova Iorque (NYSE), respectivamente. Os American Depositary Receipts (ADRs) emitidos pela Linx também deixarão de ser negociados.

A consumação da Transação está sujeita às aprovações societárias aplicáveis e à verificação das condições suspensivas previstas no Acordo de Associação, incluindo a aprovação de autoridades da concorrência no Brasil e no exterior.

A data da consumação da Transação corresponderá àquela que for comunicada em aviso ao mercado a ser divulgado indicando que as condições suspensivas estão satisfeitas.

9

STNE Participações S.A.

Notas Explicativas às informações financeiras consolidadas pro forma (não auditadas) para o período de seis meses findos em 30 de junho de 2020
Em milhares de reais

1.2 Base para elaboração das informações financeiras consolidadas pro forma

As informações financeiras consolidadas pro forma não auditadas foram elaboradas a partir das demonstrações financeiras consolidadas históricas da STNE e da Linx, e estão sendo apresentadas conforme o Comunicado CTG 06 – Apresentação de Informações Financeiras Pro Forma. Os ajustes pro forma foram determinados com base em premissas e estimativas, as quais a Administração da STNE acredita serem razoáveis, efetivamente sustentáveis e diretamente relacionadas à Transação.

As informações contábeis históricas referentes à STNE PAR utilizadas na elaboração destas informações financeiras consolidadas pro forma foram obtidas a partir das demonstrações contábeis consolidadas do período findo em 30 de junho de 2020 e das demonstrações contábeis consolidadas do período findo em 31 de dezembro de 2019, elaboradas de acordo com as práticas contábeis adotadas no Brasil e IFRS, ambas auditadas pela Ernst & Young Auditores Independentes S.S., cujos relatórios de auditoria datados de 25 de setembro de 2020 e 29 de abril de 2020, respectivamente, não contém modificações.

As informações contábeis históricas referentes à Linx utilizadas na elaboração destas informações financeiras consolidadas pro forma foram obtidas a partir das informações contábeis intermediárias consolidadas do período findo em 30 de junho de 2020 e das demonstrações contábeis consolidadas do período findo em 31 de dezembro de 2019, elaboradas de acordo com as práticas contábeis adotadas no Brasil e IFRS, revisadas e auditadas pela Ernst & Young Auditores Independentes S.S., cujo relatório sobre a revisão de informações trimestrais e o relatório de auditoria datado de 11 de agosto de 2020 e 30 de março de 2020, respectivamente, não contém modificações.

As informações financeiras consolidadas pro forma não auditadas relativas ao balanço patrimonial consolidado pro forma não auditado em 30 de junho de 2020 e a demonstração do resultado consolidada pro forma não auditada relativa aos períodos findos em 30 de junho de 2020 e 31 de dezembro de 2019 foram elaboradas e apresentadas exclusivamente para ilustrar o balanço patrimonial consolidado em 30 de junho de 2020 e a demonstração do resultado consolidada da STNE nos períodos findos em 30 de junho de 2020 e 31 de dezembro de 2019, considerando como se a Transação tivesse ocorrido na data do balanço patrimonial em 30 de junho de 2020 e na demonstração do resultado para o mesmo período e para 31 de dezembro de 2019 em 05 de novembro de 2019 (data da constituição da STNE), e não devem ser utilizadas como indicativo de futuras demonstrações dos resultados consolidadas ou interpretadas como demonstração do resultado ou balanço patrimonial efetivo da STNE. Adicionalmente, essas informações não refletem, por exemplo: (i) qualquer sinergia, eficiência operacional e economia de custos que possam decorrer da reorganização societária; (ii) qualquer possível benefício gerado pelo crescimento combinado das Companhias; ou (iii) eventuais restrições impostas por autoridades concorrenciais no Brasil e/ou no exterior.

As informações financeiras consolidadas pro forma não auditadas foram aprovadas pela administração em 25 de setembro de 2020.

Para fins destas informações financeiras consolidadas pro forma não auditadas, preparado em cumprimento ao disposto no art. 6º, § 3º e art. 7º da Instrução CVM 565: (i) os administradores da Linx declaram que a situação econômico-financeira da Linx não se alterou de maneira relevante desde 30 de junho de 2020 até a presente data; e (ii) os administradores da STNE

10

STNE Participações S.A.

Notas Explicativas às informações financeiras consolidadas pro forma (não auditadas) para o período de seis meses findos em 30 de junho de 2020
Em milhares de reais

declaram que a situação econômico-financeira da STNE não se alterou de maneira relevante desde 30 de junho de 2020 até a presente data.

2. Ajustes pro forma

As informações financeiras consolidadas pro forma não auditadas foram elaboradas e apresentadas a partir do balanço patrimonial consolidado histórico e da demonstração do resultado consolidado histórica da Companhia e os ajustes pro forma foram determinados com base em premissas e melhores estimativas da administração da Companhia, as quais acreditamos serem razoáveis, e incluem os ajustes a seguir:

(a) Recebimento de caixa oriundo de crédito junto a Stone Pagamentos S.A

Em 2019 a STNE recebeu diversos ativos cindidos de uma entidade do grupo econômico chamada StoneCo Brasil Participações S.A. Entre outros, existe um crédito contra a Stone Pagamentos S.A., dos quais R$ 1.300.000 serão recebidos e destinados para a liquidação da transação com a Linx..

(b) Aporte de capital da DLP Capital LLC na STNE

Com o objetivo de constituir o caixa total para liquidação da transação com a Linx, a STNE receberá de sua controladora direta, DLP Capital LLC, o montante de R$ 4.984.502, através de aporte de capital.

Contraprestação total para aquisição da Linx	R$ 6.284.502
Entrada de caixa por liquidação de contas a receber de partes relacionadas (item (a) acima)	R$ (1.300.000)
Aporte de capital da DLP Capital LLC na STNE	**R$ 4.984.502**

(c) Compra de ações StoneCo Ltd

Conforme descrito no item (d) abaixo, a contraprestação ofertada aos acionistas da Linx é composta por liquidação em dinheiro e entrega em ações da StoneCo Ltd. Dado que a STNE não detém ações da StoneCo Ltd, a STNE subscreverá e adquirirá novas ações de emissão da StoneCo Ltd., para garantir a liquidação da transação. O valor está composto na tabela apresentada no item (d) abaixo.

(d) Incorporação de ações da Linx

Em 11 de agosto de 2020, a Linx e a STNE celebraram o Acordo de Associação. Caso o protocolo e justificação de incorporação de ações da Linx pela STNE seja aprovado pelos acionistas da Linx e da STNE em suas respectivas Assembleias Gerais, e sujeito às demais condições suspensivas estabelecidas em referidos instrumentos, a Incorporação de Ações da Linx será implementada. Se a Transação for concluída, a Linx se tornará uma subsidiária integral da STNE.

De acordo com os termos e sujeito às condições estabelecidas no Acordo de Associação, cada ação da Linx emitida e em circulação imediatamente antes da consumação da transação será automaticamente transferida para a STNE, em troca de uma ação preferencial Classe A resgatável da STNE recentemente emitida e uma ação preferencial classe B resgatável da STNE recentemente emitida. Imediatamente em seguida, as ações preferenciais Classe A da STNE serão resgatadas por um pagamento em dinheiro equivalente a R$ 31,56/ação e as

11

STNE Participações S.A.

Notas Explicativas às informações financeiras consolidadas pro forma (não auditadas) para o período de seis meses findos em 30 de junho de 2020
Em milhares de reais

ações preferenciais Classe B da STNE serão resgatadas por 0,0126774/ação ordinária Classe A da StoneCo Ltd.

O valor total da transação será de R$ 35,10/ação da Linx, considerando um número de ações totalmente diluídas da Linx de 179.058.617 e o preço das ações da StoneCo em 31 de agosto 2020. Abaixo composição dos valores da transação:

Quantidade total de ações Linx a serem aportadas	179.058.617
Fator a ser recebido pelos acionistas da Linx de ações StoneCo Ltd	0,0126774
Quantidade de ações StoneCo Ltd a serem entregues	**2.269.998**
Preço da ação StoneCo Ltd em 31 de agosto de 2020, em USD	USD 51,00
Conversão do dólar em 31 de agosto de 2020, em R$	R$ 5,4713
Contraprestação ofertada em entrega de ações StoneCo Ltd, em R$ mil	**R$ 633.412**
Quantidade total de ações Linx a serem aportadas	179.058.617
Valor por ação a receber em dinheiro, em R$	R$ 31,56
Contraprestação ofertada em dinheiro, em R$ mil	**R$ 5.651.090**
Contraprestação total, em R$ mil	**R$ 6.284.502**
Preço total por ação da Linx, em R$	**R$ 35,10**

(e) Resgate das ações STNE

Como descrito no item (d) acima, as ações da STNE que serão recebidas pelos acionistas da Linx serão resgatadas em ato contínuo e interdependente da Transação, sendo pago pela STNE o montante de R$ 5.651.090 mil em dinheiro, e R$ 633.412 mil em ações da StoneCo Ltd. Imediatamente após o resgate, as Novas Ações STNE serão canceladas.

(f) Alocação preliminar do preço pago na combinação de negócios

A seguir apresentamos os valores estimados de ativos identificados na combinação de negócios e as premissas adotadas para essa mensuração preliminar:

	Valor	**Vida util (anos)**	**Amortização preliminar de 01/01/2020 a 30/06/2020**	**Amortização preliminar de 05/11/2019 a 31/12/2019**
Contraprestação total	6.284.502			
Patrimônio Líquido contábil	1.679.886			
Saldo a alocar	**4.604.616**			
Carteira de clientes (i)	1.223.560	5	122.356	40.785
Software (ii)	173.113	3	28.852	9.617
Marca (iii)	215.757	Indefinida	-	-
Intangível identificado	**1.612.430**		**151.208**	**50.402**
Imposto de renda e contribuição social diferidos	(474.869)		(51.411)	(17.137)
Intangível identificado líquido de IR e CSLL diferido	**1.137.561**		**99.797**	**33.265**
Ágio	3.467.055	Indefinida	-	-
Alocação preliminar total	**4.604.616**			

(i) O valor justo da carteira de clientes foi determinado pelo método MEEM (Multi-period Excess Earnings Method). Utilizamos uma vida útil estimada de 5 anos e consideramos o crescimento de receita da Linx observada no 1o. semestre de 2020 como o crescimento esperado para o ano 1, e para os anos seguintes um crescimento de 9%a.a., e utilizamos a taxa de desconto de 13,69%, sendo estes dois últimos índices conforme informado nas demonstrações financeiras intermediárias da Linx. Além disso, estimamos os custos de pessoal com crescimento esperado baseado no IPCA, e o investimento em ativos e custos de capital baseados nas projeções de receita descritas acima.

12

STNE Participações S.A.

Notas Explicativas às informações financeiras consolidadas pro forma (não auditadas) para o período de seis meses findos em 30 de junho de 2020
Em milhares de reais

(ii) Para a mensuração do ativo software utilizamos o método de reposição. Foi avaliado o dispêndio médio do período de 1 de janeiro de 2019 e 30 de junho de 2020, e considerado que o período de reposição é equivalente a vida útil estimada para softwares desenvolvidos internamente apresentada pela Linx, que é de 3 anos. Foi considerado um crescimento anual de gastos da ordem de 11%, correspondente a média de crescimento de receita para o período de 3 anos. A taxa de desconto utilizada foi de 13,69%.

(iii) Para a marca, o método utilizado para o cálculo foi o royalty relief, com taxa de 2,5%. As receitas foram baseadas nas mesmas projeções indicadas no item (i) acima, adicionando uma taxa de crescimento na perpetuidade de 5,5%.

Em conexão com a Transação, o Acordo de Associação indica que 3.775.648 opções de ações e ações restritas serão exercidas ou antecipadas. Entendemos que a parcela antecipada dessas ações poderá gerar despesas adicionais no resultado da Linx em momento imediatamente anterior ao fechamento da Transação. As informações disponíveis não nos permitem calcular uma estimativa razoável sobre os impactos em caixa, patrimônio líquido e despesa adicionais geradas por este evento.

Adicionalmente, a Companhia estima incorrer em custos para conclusão da transação no montante total de R$ 59.300, ajustado no balanço patrimonial consolidado pro forma como um acréscimo na rubrica de outros passivos e uma redução no mesmo montante na rubrica de prejuízos acumulados.

13

DRAFT

LINX S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 06.948.969/0001-75

NIRE: 35.300.316.584

I. DATE, TIME AND PLACE. Held on October 1, 2020, at 9 p.m., at the headquarters of Linx S.A. ("Company"), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7.221, suite 701, Bl. A, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

II. CALL NOTICE AND ATTENDANCE. Call notice was waived considering the attendance by the totality of the members of Company's Board of Directors, pursuant to article 21 of the Company's Bylaws. All members of the Company's Board of Directors attended by means of videoconference, as well as representatives of the financial advisors Goldman Sachs and BR Partners Assessoria Financeira Ltda. (Ricardo Lacerda, Jairo Loureiro, Gustavo Furnachi) and legal advisors (Marcelo Maria Santos, Pedro Chueiri and Paula Costa, members of law firm Ulhôa Canto, Rezende e Guerra Advogados ("Ulhôa Canto"); Patrícia Campos de Castro Véras, member of law firm Veiga, Hallack Lanziotti e Casto Véras Advogados; Daniel de Avila Vio, member of law firm Chediak Advogados; Pablo Rentería, member of law firm Rentería Advogados; Miguel Tornovsky and Cristianne Zarzur, members of Pinheiro Neto Advogados) and also, pursuant to Article 163, paragraph 3 of Law 6.404/1976 ("Corporations Law"), João Adamo Junior, Flávio Cesar Maia Luz and Marcelo Amaral Moraes, members of the Company's Fiscal Board, and Pedro Jaime Cervatti, who is a member of the Company's Audit Committee, jointly with Directors João Cox Neto and Roger de Barbosa Ingold. Antonio Ramatis Rodrigues, Financial Vice-President and Investor Relations Director of the Company, was also present.

III. PRESIDING BOARD. Chairman: Nércio José Monteiro Fernandes; Secretary: Henry Sergio Sztutman.

IV. AGENDA:

(i) to analyze and compare the terms and conditions (a) of the draft of the Protocol and Justification of the Merger of the Shares issued by Linx S.A. by STNE Participações S.A." ("Protocol and Justification"), to be entered into by the administrators of the Company and of STNE Participações S.A., enrolled with the CNPJ/ME under No. 35.767.420/0001-82 ("STNE"), controlled by StoneCo Ltd., enrolled with the CNPJ/ME under No. 31.752.270/0001-82 ("StoneCo") ("Stone Transaction"); and (b) of the proposal publicly disclosed by Totvs S.A. ("Totvs") on August 14, 2020, jointly with the draft of the Protocol and Justification of the Merger of Shares received on September 4, 2020 and amended on September 11, 2020, as evaluation carried out by the Company's Independent Committee ("Totvs Proposal").

(ii) in case, after analyzing and comparing of the Stone Transaction with the Totvs Proposal, the Board of Directors resolves to recommend the Stone Transaction to the Company's Shareholders: to previously express themselves, as set forth in Article 24, items "xi" and "xiii", of the Bylaws, on the following matters:

(1) the approval, "ad referendum" of the shareholders' general meeting, of the waiver of the public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, with the quorum for instatement of article 135 of Corporations Law, within the scope of the proposal of corporate reorganization set forth in the Protocol and Justification;

(2) the resolution, "ad referendum" of the shareholders' general meeting, on the following acts related to the merger of the totality of the shares issued by the Company into STNE, as established in the Protocol and Justification ("Merger of Shares"):

(2.b) the approval of the Merger of Shares, the effectiveness of which will be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions indicated in the Protocol and Justification, being certain that the approval will also contain an authorization for the practice, by the Company's administrators, of all acts necessary to the consummation of the Merger of Shares, with the subscription, by such administrators, on behalf of the shareholders, of the new shares to be issued by STNE, pursuant to art. 252, paragraph 2, of the Corporations Law; and

(iii) to approve the call of an Extraordinary General Shareholders' Meeting of the Company ("GSM") to resolve on the topics included in the agenda, as well as the approval of the materials and Proposal of the Administration related to the GSM in separate documents to be provided to the Company's shareholders.

V. DOCUMENTS READ IN PREPARATION FOR THE MEETING: (i) minutes of the Independent Committee's Meeting held on the date hereof (**Exhibit I**); (ii) presentation made by BR Partners with a comparison between the economic aspects of both proposals (**Exhibit II**); comparison of the main topics of the Totvs Proposal and of the Stone Transaction prepared by Ulhôa Canto (**Exhibit III**); (iv) Goldman Sachs' fairness opinion addressed to the Company's Board of Directors (**Exhibit IV**); (v) BR Partners' fairness opinion addressed to the Independent Directors of the Company (**Exhibit V**); and (vi) draft of the call notice of the GSM (**Exhibit VI**).

VI. RESOLUTIONS: After the meeting was installed, the works were carried out as follows:

(i) Directors Nércio José Monteiro Fernandes, Alberto Menache and Alon Davan stated t to the remaining members of the Boatd of Directors that, considering the agenda of the present meeting, which includes a comparative analysis of the Stone Transaction and of the Totvs Proposal, and considering the rights and obligations provided for in the Vote Commitment and Duties Assumptions, as well as in the non-competition agreements entered into by and between themselves and StoneCo Ltd., DLP Capital LLC and DLPPAR Participações S.A on August 11, 2020, and amended on September 1, 202, they have opted not to participate on the discussions and resolutions regarding the Stone Transaction, as to reinforce the perception of impartiality of the resolutions taken by the Board of Directors and have left the meeting:

(ii) Next, the independent directors discussed on the entire work developed to review the Totvs Proposal over the last 47 days, since the receipt of the Totvs Proposal on August 14, 2020, holding more than 20 interactions, preparing studies, reviews and opinions. The work development was recorded in the minutes of the Independent Committee's meetings, which were filed in the Company's headquarter and sent to the Audit Committee and the Fiscal Board for acknowledgment.

(iii) The members of the Independent Committee, in line with their duties to evaluate and recommend to the Board of Director their evaluation on the Totvs Proposal, held on the date hereof a meeting with the purpose to formulate an evaluation to be presented to the Board of Directors of the Totvs Proposal, according to the minutes sent to the Board of Director on the date hereof (**Exhibit I**).

(iv) BR Partners then began presenting the comparison, prepared on 29.09.2020, as requested by the Independent Committee, between the financial aspects described in both proposals, as per **Exhibit II**, envisaging to facilitate the analysis and discussion of both proposals by the Independent Committee. Within such comparative description, the following items were highlighted:

Stone	Totvs
- Payment in cash of BRL 31.56 per Linx share	- Payment in cash of BRL 6.20 per Linx share
- Exchange of shares at the rate of 0.0126774 shares issued by StoneCo for each Linx share, around 0.7% of StoneCo.	- Exchange of shares at the rate of 1 share issued by Totvs for each Linx share, around 24% of Totvs
- On September 29, 2020, equivalent to BRL 35.39, being 89.2% in cash and 10.8% in shares.	- On September 29, 2020, equivalent to BRL 33.44, being 18.5% in cash and 81.5% in shares.

(v) It was made clear that, as opposed to what is provided for in the Stone Transaction, the Totvs Proposal presents a significant part of the payment in shares (81.5%), Notwithstanding, it was informed that Totvs did not, so far, despite being requested to do so, deepen into or presented details on the synergy potential, efficiency gains and strengthening of investments in the different and supplementary growing paths arising from the Totvs Proposal. The lack of such information jeopardizes a better view with regard to the economic and financial terms of the Totvs Proposal, in addition not to allow the possibility of the effective use of synergies.

(vi) It was verified that, due to the fact that most part of the payment of Totvs Proposal is made with Totvs shares, any alterations to Totvs' financial, patrimonial or other situation between the date of the Protocol and the date of the eventual consummation of the business combination may affect the amount to be paid for Linx's shares. The Totvs Proposal does not set obligations binding Totvs to refrain from practicing certain acts which may alter its patrimonial and financial status during the referred period, but only does so with regards to the Company. As an example, Linx could not contract loans which increase its indebtedness in more than BRL 200 million, while Totvs would be free to contract loans in any amount. This lack of reciprocity results in uncertainty and, thus, raises concerns over the Totvs Proposal, particularly because until the eventual consummation of the operation with Totvs, Totvs may undergo through significant negative patrimonial changes, which could materially affect the economic value of the equity interest that would be granted to Linx's shareholders Totvs' corporate capital as compensation for Linx's shares. Regarding the Stone

Transaction, such concern does not present a major relevance, since most part of the payment would be made in cash.

(vii) The comparison between the adjustments to the exchange ratio provided for in the Totvs' and Stone's proposals, prepared by BR Partners, was highlighted as follows:

Stone	Totvs
- Dividends, interest on equity capital paid by Linx or by Stone after August 11, 2020	- Dividends, interest on equity capital and other Profits, stated as paid by Linx as from August 14, 2020.
- Financial advisors fees, related to competitive proposals	- Dividends, interest on equity capital and other profits paid by Totvs DO NOT AFFECT the exchange ratio

(viii) In the Totvs Proposal, it was verified that there is no reciprocity with regard to the events that result in adjustment in the exchange ratio since any dividends, interest on equity capital and other profits statement by Totvs to its shareholders, as of the date of consummation of the business combinations shall not necessarily lead to a proportional adjustment in the replacement and exchange ratio in benefit of the Company's Shareholders. On the other hand, in the Stone Transaction, any dividends, interest on net equity and other profits statements, either made by Linx or by Stone to their respective shareholders, results in an automatic adjustment in the exchange ratio.

(ix) Additionally, in order to allow the objective and clear quotation of the proposals, the legal advisors of the Independent Committee (Ulhôa Canto) presented the comparison between the legal aspects of both proposals, as per **Exhibit II**. The following relevant legal aspects were highlighted:

(a) the Totvs Proposal consists of a binding proposal of Totvs, valid until October 13, 2020, and there is no confirmation or indication that such proposal will be extended by Totvs, also subject to certain conditions, which will be detailed below;

(b) Both proposals are subject to approval by their respective shareholders at a general meeting, as well as to approval of the Administrative Council for Economic Defense – CADE. Additionally, both StoneCo and Totvs must observe the process of registry with the Securities Exchange Commission of the United States of America ("SEC") related to the respective proposed transaction and the respective offer of shares to Linx shareholders. StoneCo has already submitted the draft of its F-4 Form to the SEC and the SEC has determined that it will not comment StoneCo's F-4 Form, remaining only StoneCo's submission of an amendment to the F-4 Form already presented to the SEC, which shall include the terms of the Protocol and Justification and of the call notice to the Company's GSM. It is expected that the process for the Totvs F-4 Form to become effective will be significantly longer. On this date, there is no confirmation that the F-4 Form has been present to the SEC by Totvs.

(c) In relation to penalties:

Stone	Totvs
- In case of withdrawal or noncompliance by STNE, STNE shall pay Linx a fine of up to **BRL 453.750.000,00**;	- In case of withdrawal or noncompliance by Totvs, **there is no penalty provided**;
- In case of rejection by CADE or approval with restrictions not complied with, STNE shall pay Linx a fine of up to **BRL 453,750,000.00**;	- In case of rejection by CADE or approval with restriction not complied with, Totvs shall pay Linx a fine of up to **BRL 100,000,000.00**;
- In case of noncompliance, including by omission, of Linx, Linx shall pay to STNE a fine of up to **BRL 453,750,000.00**;	- In case of noncompliance, including by omission, of Linx, **there is no penalty provided**;
- In case the transaction is not approved in the Linx GSM, Linx shall pay STNE a fine of up to **BRL 112.500.000,00.**	- In case the transaction is not approved in the Linx GSM, **there is no penalty provided**.

(d) The Protocol proposed by Totvs does not include penalties for the following cases: (i) any withdrawal or noncompliance by Totvs with any obligation undertaken thereby in the Totvs Proposal, (e) rejection of the business combination subject of the Totvs Proposal by Totvs Shareholders. This lack of penalties represents a significant unbalance and jeopardizes the Company, since Totvs may give up or even fail to comply with the business conditions at any time, without incurring in any penalty. Such uncertainty does not represent the Company's best interest or the best market practices;

(e) In this same way, the Protocol proposed by Totvs does not include any penalty in significant amount for the event of rejection of the business combination with Totvs by CADE, as well as for the approval by CADE with restrictions that could not be overpassed upon negotiation between the parties. The proposed amount in the Protocol is not sufficient to cover the losses caused by the dissolution of the business in case of rejection and, therefore, does not represent the Company's best interest nor the best market practices;

(f) The Totvs Proposal imposes to the Company the duty to refrain from paying any penalty related to the rejection in the shareholders' meeting, thus prohibiting the payment of the fine provided for in the Association Agreement entered into with STNE. The maintenance of such obligation, besides being contrary to the understanding of experts in the subject, materially affects the binding nature of the Totvs Proposal, provided that if the fine owed by the Company under the Association Agreement is paid, Totvs will ultimately have the right to decide, unilaterally, if the business combination provided for in the Totvs Proposal will or will not be consummated, which results in legal uncertainty and does not represent the Company's best interest.

(x) the independent directors started to review the opinions of law firms Vinicius Marques de Carvalho Advogados – VMCA and Demarest Advogados, required by the Independent Committee itself to evaluate the antitrust aspects of both operations. Their opinions are as follows:

(1) according to a study presented by VMCA: (i) both Totvs and Stone transactions must be submitted to prior approval by CADE; (ii) CADE's appraisal of the Totvs Proposal tends to be more complex than the one of the Stone Transaction, (iii) the transaction proposed by Totvs is more likely to take longer to be analyzed than the Stone Transaction, because the Totvs transaction is more exposed to remedy risks than the Stone one, (iv) the Totvs Proposal has less expressive chances to be approved without any restrictions in comparison to the Stone Transaction, and (v) in an hypothetical scenario of imposition of remedies by CADE, the Totvs proposal would be subject to more significant (structural) remedies than the ones occasionally applicable to the Stone Transaction;

(2) the law firm Demarest Advogados concluded that: (i) from an antitrust perspective, the transaction with Totvs implies risks that are considerably higher than the ones in the transaction with Stone; and (ii) considering the several factors that may affect the analysis, the antitrust process of the Stone Transaction may take 5 to 6 months, while the Totvs transaction one may take 6 to 11 months.

(xi) to substantiate the shareholders' votes on the GSM, the Independent Committee requested professor Arnoldo Wald's legal opinion and the Company requested legal opinions from professors Nelson Eizirik and Fábio Ulhoa Coelho regarding the validity of the break-up fees, whose opinions where on the following direction:

(1) professor Arnoldo Wald stated that (i) the provision for compensatory fine in the Association Agreement does not imply any restrictions to the exercise of the voting rights by the Company's shareholders, and does not imply any legally questionable lien to their right to receive third-party proposals; (ii) the approval of the compensatory fines constitutes a business judgment, constituting a decision taken by the independent directors in a thoughtful and informed manner; and (iii) the hypothesis for compensatory fine set forth in Association Agreement are legally valid and justifiable, and their values are not legally questionable;

(2) pursuant to the study presented by Nelson Eizirik: (i) the Board of Directors did not create any undue liens to the shareholders of the Company by authorizing the execution of preliminary agreements including provisions related to break-up fees, both in what concerns the exercise of their right to vote in the GSM and in relation to the possibility to receive other acquisition proposals from third parties; (ii) the compensatory fine equivalent to 7.2% of the transaction value, established as part of the exclusivity commitment in case a similar transaction is closed with a third party, is valid and justifiable, considering that it is in line with percentages practiced in similar transactions, was freely agreed in accordance to the legal provisions and does not prevent the receipt of competing offers; (iii) the compensatory fine equivalent to R$112.500.000,00 applicable in case the GSM rejects the transaction with Stone is legally valid and justifiable, considering that it represents only 1.8% of the transaction's total amount and is compatible with the resources already incurred and those that are still to be borne by the Stone group due to their undertaken obligations;

(3) pursuant to legal opinion present by professor Fábio Ulhôa Coelho: (i) the agreed compensatory fine is licit and justifiable; (ii) the compensatory fine does not hinder nor constraints the Company's shareholders to approve the transaction; (iii) the compensatory fine established in case another transaction is closed corresponds to an usual business condition in the market, its amount is in accordance with the legal limit of Brazilian law and agreeing to it is not abusive.

(xii) The Directors then questioned BR Partners what was its financial appraisal regarding the proposals examined, and BR Partners answered that, as requested by the Independent Committee, they had drafted an economic valuation of the Company and of the Stone Transaction and of the Totvs Proposal based exclusively on the information received and, observing the financial data evaluated, indicated that, in comparison with the Totvs Proposal, the Stone Transaction presents, on the analysis date, a financial result more advantageous to the Company's shareholders.

(xiii) BR Partners and Goldman Sachs submitted their respective and different fairness opinions regarding the Stone Transaction, which are included in **Exhibits IV and V**, considering that the Goldman Sachs' fairness opinion was presented orally and later confirmed through the submission of a written opinion dated as of October 1, 2020 that attested that from this date and based on and subject to assumptions, procedures and subjects considered and the qualifiers and limitations over the evaluation made during the drafting of the fairness opinion, the compensation to be paid to the Company's shareholders, pursuant to the Association Agreement and the Protocol and Justification, was fair from a financial standpoint to such shareholders.

(xiv) The independent directors also approved the execution of the Second Amendment to the Association Agreement, in order to amend the provisions stated below, and authorized the Executive Office to enter into the Second Amendment to the Association Agreement on behalf of the Company: (a) adjustments to the number of shares issued by the Company and to the provisions related to the stock option plans of the Company, to guarantee the talent retention of the Company; (b) detailing the provisions related to the termination of the Association Agreement; and (c) other consistency adjustments with the terms of the Protocol.

(xv) After the explanation and discussions with the legal and financial advisors BR Partners, and taking into account: (a) the conditions of the Totvs Proposal which create uncertainties related to the maintenance of the amount to be paid for the Linx shares; (b) the information of BR Partners that, based on the financial evaluation prepared by request of the Independent Committee, indicated that, in comparison with the Totvs Proposal, the Stone Transaction presents, on the date of the analysis, a more advantageous economic result for the Company's shareholders; (c) the respective and different fairness opinions presented by BR Partners and Goldman Sachs, which concluded on their dates that exclusively under an economic-financial standpoint, the terms and conditions of the Stone Transaction, pursuant to the Association Agreement and the Protocol and Justification, were fair to the Company's shareholders, subject to the assumptions, procedures and matters considered and the qualifications and limitations regarding the evaluation as disclaimed during their preparation, given that Goldman Sachs' fairness opinion was presented orally and later confirmed through the delivery of a written opinion dated as of October 1, 2020; (d) the impossibility of a precise evaluation of the gains resulting from synergies among Totvs and Linx, due to Totvs' decision not to present the detailing of such information with the Independent Committee; (e) greater chance of approval, or of approval without any restrictions, of the Stone Transaction by CADE, or even the hypothesis of approval with restrictions, being such restrictions less burdensome in the Stone Transaction in comparison to the Totvs Proposal, pursuant to the presented legal opinions; (f) the uncertainty about the binding nature of the Totvs Proposal, considering the conditions it imposes on the maintenance of the proposal validity. (g) the term is still uncertain regarding the effectiveness of Form F-4 regarding Totvs Proposal; (h) the confirmation that the penalties included in the Association Agreement with STNE are valid, usual in this type of operation and reasonable considering the circumstances of the case at hand, and that they do not create any undue lien to the Company's shareholders regarding their voting rights related to the operation; (i) that the lack of penalties in Totvs Proposal for withdrawal and noncompliance with the obligations by Totvs makes the Company insecure; and (j) that after considering all the abovementioned factors, the comparison between the proposals, whether carried out in this moment or after the effectiveness of Totvs' Form F-4, it shows that Stone Transaction is the one that best meets the interests of the Company and its shareholders, involving an important amount and a lower level of legal and financial uncertainty, the independent directors unanimously resolved on the following:

(1) Based on the analysis and comparison of the several aspects related to the Stone Transaction and the Totvs Proposal, to express themselves favorably to the Stone Transaction and to recommend its submission to the Company's shareholders:

(2) To express themselves favorably to the approval of the waiver of any public offering of acquisition of shares, as set forth in article 43 et seq. of the Bylaws.

(3) To express themselves favorably to the approval of the following acts, related to the Merger of Shares:

(3.a) to approve "ad referendum" of the shareholders' meeting the terms and conditions of the Protocol and Justification and to authorize its execution by Executive Officers of the Company;

(3.b) to approve "ad referendum" of the shareholders' meeting the Merger of Shares, which effects will be conditioned to the satisfaction (or waiver, as applicable) of the conditions precedent indicated in the Protocol and Justification, it being certain that the approval will also contain an authorization for the practice, by the Company's administrators, of all acts necessary to the consummation of the Merger of Shares, with the subscription, by such administrators, on behalf of the shareholders, of the new shares to be issued by STNE, pursuant to art. 252, paragraph 2, of the Corporations Law;

(5) In case any of the matters above is not approved by the GSM, to express themselves favorable to the authorization for the continuation of the interactions with Totvs, should the term of its business combination proposal be extended.

(xvi) questioned by the independent directors, the attending legal counsel ratified the compliance of the resolutions taken on this Board of Directors meeting with applicable law, the bylaws and further internal corporate rules and good governance practices;

(xvii) After items (i) to (iii) of the agenda were approved, the board of directors' meeting was adjourned to allow the Fiscal Board and the Audit Committee to resolve on the matters set forth in item (ii) of this meeting agenda:

(xviii) Upon being aware of such unanimous approval by the members of the Fiscal Board and the Audit Committee of favorable demonstration to the approval by the Company's shareholders of the Stone Transaction and further matters included in item (ii) of this Meeting's agenda, pursuant to the Fiscal Board competence set forth in the Corporations Law and of the Audit Committee set forth in the bylaws, the independent directors continued the Board of Directors' meeting and resolved on the last matter in the agenda, related to the call of the GSM to resolve on the above mentioned approved proposals. After discussing the matter with the relevant legal and financial advisors BR Partners, the directors approved the call of the GSM to be held in a remote manner on November 17, 2020, pursuant to the attached Call Notice terms (**Exhibit VI**);

Annex I

List of the main interactions between, in one side, Linx S.A.'s Independent Committee, its financial advisors (BR Partners) and/or its legal counsel (Ulhôa Canto Advogados), and the financial advisors (Goldman Sachs) and legal counsel (Pinheiro Neto Advogados) of Linx S.A. and, on the other side, the managers of Totvs S.A., their financial advisors (Itaú BBA) and their legal counsel (BMA Advogados)[1]

Date	Participants	Format and Subject
August 17, 2020	João Cox, Laércio Cosentino, Itaú BBA and Goldman Sachs	Call between João Cox and Laercio Cosentino to confirm that they were authorized and ready for an initial work meeting. Financial advisors from Itaú BBA and Goldman Sachs schedule the kick-off meeting to August 18, 2020.
August 18, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Pinheiro Neto Advogados and White & Case	First meeting between advisors. Main aspects discussed: business plan, break-up fee, structure of Totvs' proposal, antitrust aspects, eventual term extension. Totvs manifests that it does not envision the need for a NDA Agreement.
August 20, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Pinheiro Neto Advogados and White & Case	Second meeting between advisors. Main aspects discussed: F-4 Form, joint-venture agreement and draft of merger protocol, antitrust aspects, synergies, break-up fee, definition of "ordinary course of business", and fully diluted basis of the proposal.
August 24, 2020	White & Case, Goldman Sachs and Milbank	Interaction to obtain information on the status of the F-4 Form.
August 24, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Pinheiro Neto Advogados and White & Case	Third meeting between advisors. Main aspects discussed: antitrust aspects, F-4 Form, implementation schedule, necessity or not of a recommendation by the Board of Directors, eventual public offer of acquisition.
August 30, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Ulhôa Canto, Pinheiro Neto Advogados and White & Case	Fourth meeting between advisors. Main aspects discussed: implementation of schedule and simultaneity with Stone, F-4 form, antitrust aspects, synergies, possible extension of the proposal deadline.
September 11, 2020	BR Partners, Goldman Sachs, Ulhôa Canto Advogados, Itaú BBA and BMA Advogados	Zoom Meeting to obtain clarifications on the Totvs Proposal to support the evaluation by the Independent Committee.
September 19, 2020	Ulhôa Canto Advogados and BMA Advogados	E-mails to set up meeting on September 20, 2020.

[1] *This list contains only mentions to the interactions considered as the mains interactions. This list is not exhaustive and does not include all of the interactions eventually held between the persons indicated herein.*

September 20, 2020	Ulhôa Canto Advogados and BMA Advogados	Zoom Meeting to obtain clarifications on the Totvs Proposal to support the evaluation by the Independent Committee.
September 21, 2020	Ulhôa Canto Advogados and BMA Advogados	Zoom Meeting to obtain clarifications on the Totvs Proposal to support the evaluation by the Independent Committee.
September 21, 2020	Marcelo Maria Santos (Ulhôa Canto Advogados) and Barbara Rosenberg (BMA Advogados)	Contacts through WhatsApp to implement interactions among legal counsels of antitrust aspects of the Company and Totvs.
September 22, 2020	Marcelo Maria Santos (Ulhôa Canto Advogados) and Barbara Rosenberg (BMA Advogados)	Contacts through WhatsApp to implement interactions among legal counsels of antitrust aspects of the Company and Totvs.

MATERIAL ESTRITAMENTE
CONFIDENCIAL

BEM-VINDO!

Apresentação para o Comitê Independente

Setembro - 2020

BR PARTNERS   linx

Disclaimer

- O BR Partners Assessoria Financeira Ltda. ("**BR Partners**") foi contratado pela **LINX S.A.** ("**Companhia**"), nos termos da Carta Mandato, celebrada entre referidas partes em 06 de setembro de 2020 **("Contrato")**, para a emissão de uma opinião independente a respeito da justeza, para a Companhia, do ponto de vista estritamente financeiro, do valor atribuído às suas ações ("**Fairness Opinion**") que será utilizada para suportar a avaliação dos Conselheiros Independentes em relação às propostas apresentadas à Companhia envolvendo a aquisição da totalidade das ações de sua emissão ("**Transação**"). As duas propostas objeto de nossa análise são as das seguintes empresas: (i) StoneCo Ltd. e (ii) Totvs S.A.. Nas duas propostas apresentadas à Companhia até o presente momento, a Transação envolve a incorporação das ações da Companhia pelo proponente comprador, por meio do pagamento de uma Consideração Agregada que envolve a atribuição de ações de emissão do proponente incorporador e uma parcela em dinheiro aos atuais acionistas da Companhia **("Consideração Agregada"),** com base na relação de troca proposta por cada um dos proponentes compradores, sendo (i) R$ 31,56 em dinheiro e 0,0126774 de ações da Stone, para a proposta da Stone e (ii) R$ 6,20 em dinheiro e 1 ação de emissão da Totvs, para a proposta da Totvs. Ressaltamos que a descrição da Transação acima não busca reproduzir todos os detalhes da Transação, os quais constam dos documentos correspondentes recebidos pela Companhia e por ela descritos conforme por ela divulgados.

- No âmbito do Contrato, a Companhia solicitou ao BR Partners a preparação de uma análise econômico-financeira sobre a Transação, composta por (1) uma Carta de Fairness Opinion sobre a Transação e (2) esta apresentação ("Apresentação") (conjuntamente a Fairness Opinion e a Apresentação doravante referidas como "Material.

- Este Material foi aprovado pelo Comitê de Fairness Opinion do BR Partners e é endereçado aos Conselheiros Independentes da Companhia, eleitos para o Comitê Especial Independente da Companhia, cuja constituição foi ratificada em Reunião do Conselho de Administração da Companhia realizada em 01º de setembro de 2020 ("Conselheiros Independentes") e tem como objetivo auxiliá-los sobre as condições financeiras das propostas e a tomada de decisão quanto à efetivação da Transação.

- Para todos os fins, a data de emissão deste Material é 29 de setembro de 2020 ("Data de Emissão"). Não obstante, o BR Partners deixa desde já registrado que todas as premissas relativas à Transação utilizadas neste Material foram analisadas até o dia 29 de setembro de 2020. Eventuais alterações (i) nas informações e documentos transmitidos pela Companhia ao BR Partners e (ii) nos termos e condições da Transação ocorridas após a Data de Emissão, podem afetar as conclusões deste Material, inclusive e especialmente a Fairness Opinion, e não estão aqui contempladas.

BR PARTNERS

2

Disclaimer

- Para todos os propósitos de emissão do Fairness Opinion, o BR Partners considerou que todos os documentos fornecidos pela Companhia ao BR Partners são os únicos documentos da Transação e que todas as minutas apresentadas ao BR Partners refletem substancialmente os termos e condições constantes das versões finais de tais documentos.

- A análise contida neste Material é exclusivamente econômico-financeira e parte da premissa de que o Comprador irá adquirir a totalidade das ações representativas do capital social da Companhia. Neste sentido, o BR Partners não avaliou qualquer risco relacionado (i) ao processo competitivo e à estrutura jurídica para concretização da Transação ou dela resultante, (ii) à solvência das partes envolvidas na Transação para o cumprimento das obrigações financeiras e não financeiras previstas na documentação de formalização da Transação e (iii) ao cumprimento dos demais termos e condições previstos nos documentos da Transação, necessários para sua concretização.

- A análise econômico-financeira elaborada pelo BR Partners avaliou única e exclusivamente a Consideração Agregada, considerando a avaliação financeira da Companhia feita pela BR Partners e o valor por ação da Companhia oferecido pela StoneCo Ltd. e pela Totvs S.A., respectivamente, bem como as informações de mercado e as fornecidas pela Companhia quanto à sua situação financeira. Não foram analisadas e não fizeram parte do nosso escopo de trabalho qualquer análise, avaliação, opinião ou consideração em relação a quaisquer quantias decorrentes de contratos, condições ou pagamentos por eventuais serviços, obrigações de não concorrência ou contratações com a Companhia, que possam eventualmente vir a ser pagas aos seus administradores ou acionistas controladores, que não a Consideração Agregada oferecida como contraprestação aos seus acionistas, pelas ações da Companhia.

- A Transação poderá trazer benefícios à Companhia decorrentes de sinergia com os negócios desenvolvidos tanto pela StoneCo Ltd. como pela Totvs S.A., no entanto não recebemos qualquer indicação formal ou material ou informações em relação a possíveis sinergias, que nos permitissem calcular ou avaliar eventuais potenciais sinergias que possam resultar da Transação com qualquer uma das proponentes.

- Não nos foi solicitado considerar, e nosso trabalho não considera, os méritos relativos à Transação quando comparada com qualquer outra alternativa estratégica de negócios que possa existir para a Companhia. Adicionalmente, não pretendemos definir o preço pelo qual os ativos ou ações da Companhia deveriam ser negociadas a qualquer momento.

- Para chegar às conclusões apresentadas no Material, o BR Partners realizou a análise pelo método de fluxo de caixa descontado da Companhia, que presume uma série de premissas operacionais e financeiras, com base nas melhores estimativas relacionadas à Companhia, fornecidas ao BR Partners pela própria Companhia.

BR Partners 4

Índice

1.	Nosso Entendimento da Situação	11
2.	Análise Econômico-financeira da Linx	15
3.	Analise do Preço das Ações da Linx, Stone e Totvs	26
4.	Análise das Propostas Recebidas	36
	Anexo	48

BR PARTNERS
10

1.

Nosso Entendimento da Situação

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Nosso Entendimento da Situação

ATUAÇÃO DO BR PARTNERS

- O **BR Partners Assessoria Financeira Ltda**. ("**BR Partners**") foi contratado pela **Linx S.A**. ("**Companhia**" ou "**Linx**"), para a emissão de uma opinião independente ("***Fairness Opinion***") e uma apresentação com analises financeiras para suportar a avaliação dos Conselheiros Independentes em relação às atuais propostas apresentadas à Companhia e seus acionistas
- Na data de emissão dessa apresentação as propostas recebidas pela Linx e objeto de nossa analise foram das da Totvs S.A. ("**Totvs**") e StoneCo Ltd. ("**Stone**")

CONTEXTO DA PROPOSTA DA STONE

- Em 11 de agosto de 2020, a Linx anunciou a celebração do acordo de associação com a Stone para combinação dos negócios de ambas as companhias
  - A assinatura do acordo de associação foi aprovada pelo Conselho de Administração da Linx em reunião realizada em 10 de agosto de 2020
  - Inicialmente, o valor total ofertado considerava que, para cada ação da Linx, os acionistas receberiam R$ 30,39 em dinheiro e 0,0126774 ações da Stone, que na data representava um valor de R$ 33,76 / ação da Linx
    - ➢ Após diversas rodadas de negociação, a Stone elevou o valor total de forma que para cada ação da Linx, os acionistas receberiam R$ 31,56 em dinheiro e 0,0126774 ações da Stone, que na data de 01 de setembro de 2020 representava um valor de R$ 35,10 / ação da Linx

CONTEXTO DA PROPOSTA DA TOTVS

- Em 14 de agosto de 2020, a Totvs encaminhou uma Proposta de Combinação de Negócios para o Conselho de Administração da Linx
  - A proposta previa o pagamento de R$ 6,20 em dinheiro e 1 ação da Totvs por cada ação da Linx
  - Em 11 de setembro de 2020, a Totvs prorrogou a validade de sua proposta para 13 de outubro de 2020

Fonte: Linx

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Contexto Atual da Linx e Atuação do BR Partners

Visão geral das propostas recebidas pela Linx

stone — PRINCIPAIS CONDIÇÕES PROPOSTA ATUAL

- **Condições de Pagamento:**
  - R$ 31,56 por ação da Linx, com correção 100% CDI[1];
  - 0,0126774 ação classe A da Stone por ação Linx;
- ***Non-compete*:** de 5 anos para acionistas fundadores
- ***Break-up fee* (para Linx):** R$ 454 milhões em caso de descumprimento, pela Linx, das obrigações de exclusividade e R$ 112,5 mi em caso de não aprovação / não convocação da AGE
- **Aprovações Necessárias:** AGEs Linx e Stone[3], CADE e SEC

TOTVS — PRINCIPAIS CONDIÇÕES PROPOSTA ATUAL

- **Condições de Pagamento:**
  - R$ 6,20 por ação da Linx, com correção do CDI[2];
  - 1 ação da Totvs por ação Linx;
- ***Non-compete*:** não há
- ***Break-up fee* (para Linx):** não há
- **Aprovações Necessárias:** AGEs Linx e Totvs[1], CADE e obtenção da declaração de eficácia pela SEC do Formulário F-4 da Totvs stone
Celebração do Acordo de Associação com a Stone para combinação dos negócios
11/08/2020
Divulgação dos documentos da transação
12/08/2020
Assinatura de um Aditivo com a Stone com novos termos para transação
01/09/2020
TOTVS
Entrega formal da proposta pela Totvs ao Conselho da Linx
14/08/2020
Comunicado da Linx esclarecendo que em nenhum momento, até a entrega da Proposta TOTVS, foram apresentados ou discutidos quaisquer termos de uma transação
17/08/2020
Totvs comunica em fato relevante que está em fase final de revisão dos documentos societários aplicáveis à transação
01/09/2020
11/09/2020
Totvs anuncia prorrogação da proposta de aquisição da Linx por 30 dias
Linx

Notas:
(1) Correção do CDI ocorre 6 meses após a assinatura do acordo em 11/08/2020.
(2) Correção do CDI ocorre 6 meses após a assinatura do acordo em 14/08/2020.
(3) Acionistas da Stone devem abdicar do direito de preferência sobre as ações a serem emitidas para fins do pagamento da parcela em ações.

BR PARTNERS 13

BR PARTNERS Linx

2.

Análise Econômico-financeira da Linx

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Premissas do Fluxo Descontado para a Firma

Base de Informações o Material	▪ A construção das projeções utilizadas em nossa análise se baseou nas premissas operacionais e financeiras conforme apresentadas neste material e de acordo com as informações disponibilizados pela administração da Linx ▪ As análises incluídas na modelagem financeira ou de qualquer outra forma constantes nestes materiais são necessariamente baseadas em premissas públicas ou que foram fornecidas pela Linx
Data Base da Avaliação	▪ Data base da avaliação: 30 de junho de 2020 considerando os dados realizados até essa data
Período de Projeção	▪ Os fluxos projetados foram de 01 de julho de 2020 até 30 de dezembro de 2030 e considerarmos fluxo perpétuo depois desse período
Moeda	▪ Em R$ em termos nominais
Taxa de Desconto	▪ A metodologia utilizada para a taxa de desconto foi a do WACC, sendo que para estimar o custo de capital próprio foi aplicado o modelo do *Capital Asset Pricing Model* – CAPM
Metodologia de avaliação	▪ Foi considerado o fluxo de caixa livre disponível para a firma (FCFF)

Fonte: Informações públicas, Companhia, Euromonitor e Relatório Focus do BACEN na data de 18 de setembro de 2020.

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Principais Premissas Operacionais e Financeiras

Premissas Macro Utilizadas

- Premissas macroeconômicas baseadas no Relatório Focus do Banco Central datado de 18 de setembro de 2020 e nos relatórios de mercado desenvolvidos pelo Euromonitor
- Após o período projetado pelas fontes, assumiu-se manutenção do último dado de projeção (2024E)

	2019A	2020E	2021E	2022E	2023E	2024E	...	2030E
IPCA	4,31%	1,99%	3,01%	3,50%	3,25%	3,25%	...	3,25%
IGP-M	7,30%	15,28%	4,21%	4,00%	3,75%	3,60%	...	3,60%
Cresc. Varejo Brasil	5,19%	(2,47%)	7,51%	7,70%	7,09%	6,85%	...	6,85%
Cresc. Varejo Online Brasil	13,50%	39,78%	13,36%	14,27%	13,78%	14,30%	...	14,30%

Faturamento

O faturamento da Companhia foi projetado com base nas divisões dos diferentes serviços oferecidos, conforme ITR divulgado para o 2ª trimestre de 2020:

- **Core:** fornecimento de serviços e sistemas de gestão empresarial integrada
  - Utilizado a receita do segmento do ano de 2019 e projetada conforme crescimento do mercado de varejo no Brasil, corrigido por IGP-M, conforme orientação da Companhia, e multiplicado pelo fator de renovação de clientes, divulgado em seu último ITR, de 99%
- **Pay:** ecossistema completo de soluções de meios de pagamento online e offline. Receita projetada em duas divisões distintas conforme último ITR divulgado pela Companhia
  - TEF: total do número de estabelecimentos atendidos atualmente pelos serviços da Companhia multiplicado pelo ticket médio mensal por loja
    - Número de lojas: total do número de estabelecimentos atendidos atualmente pelos serviços oferecidos (conforme orientação da Companhia), crescendo anualmente de acordo com a taxa de crescimento do varejo no Brasil
    - Ticket médio mensal por loja: ajustado por IPCA, conforme orientação da Companhia
  - Outros: Utilizado a receita do segmento do ano de 2019 e projetada conforme crescimento do mercado de varejo online no Brasil, corrigido por IPCA + crescimento real conforme orientação da Companhia

Fonte: Informações públicas, Companhia, Euromonitor e Relatório Focus do BACEN na data de 18 de setembro de 2020.

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Sumário das Projeções da Linx (Cont.)

Fluxo de Caixa Descontado (g = 6,10%)

Fluxo de Caixa da Firma

R$ mm	2S20E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	Perp.
(+) EBIT	**144**	**141**	**194**	**265**	**352**	**460**	**581**	**712**	**855**	**972**	**1.100**	
(-) IRPJ/CSLL	(49)	(48)	(66)	(90)	(120)	(156)	(198)	(242)	(291)	(330)	(374)	
(=) NOPAT	**95**	**93**	**128**	**175**	**232**	**304**	**383**	**470**	**564**	**641**	**726**	
(+) Depreciação e Amortização	45	231	253	259	263	274	289	304	316	328	257	
(+/-) Capital de Giro	(46)	(63)	(96)	(112)	(126)	(148)	(123)	(135)	(147)	(139)	(149)	
(-) Capex	(151)	(302)	(318)	(334)	(349)	(363)	(133)	(135)	(135)	(131)	(122)	
(=) Fluxo de Caixa da Firma	**(58)**	**(41)**	**(32)**	**(13)**	**21**	**67**	**417**	**504**	**598**	**700**	**712**	**13.718**
Fator de Desconto	97%	87%	78%	70%	63%	56%	50%	45%	40%	36%	32%	32%
(=) Fluxo de Caixa Descontado	**(56)**	**(36)**	**(25)**	**(9)**	**13**	**38**	**210**	**227**	**242**	**253**	**231**	**4.451**

Valuation

Ações Linx	# Ações
Quantidade Ações ON (Atual)	189.408.960
(+) Opções e Ações Restritas	3.775.648
(-) Ações em Tesouraria	14.125.991
Ações Antes da Transação	**179.058.617**

	R$ mm	R$ / Ação
(=) Valor da Firma	**5.540**	
(+) VPL Benef. Fiscal[1]	23	
(=) Valor da Firma	**5.563**	
(+) Dívida[2] (2T20A)	(438)	
(-) Caixa (2T20A)	615	
(=) Valor do *Equity*	**5.740**	**32,06**

Análise de Sensibilidade
(R$ / Ação)

Taxa de Desconto (%)	Perpetuidade 5,10%	5,60%	6,10%	6,60%	7,10%
10,61%	34,71	37,55	41,02	45,36	50,93
11,11%	31,09	33,36	36,08	39,41	43,56
11,61%	28,04	29,88	32,06	34,67	37,86
12,11%	25,44	26,96	28,73	30,82	33,32
12,61%	23,21	24,47	25,93	27,62	29,63

(1) VPL do benefício fiscal gerado pelo saldo de prejuízo fiscal acumulado de R$ 25,3 mm em 2T20.
(2) O cálculo da dívida bruta considera R$ 202 mi de dívida financeira, R$ 109 mi de dívida por arrendamento, R$ 106 mi de contas a pagar por aquisição de controladas e R$ 20 mi de provisões diversas.

BR PARTNERS
25

BR PARTNERS Linx

3.

Analise do Preço das Ações da Linx, Stone e Totvs

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Performance de Mercado

Performance das ações da Linx, Stone e Totvs dos últimos 2 anos

Média de performance das ações vs. preço base de 29/09/2018 (base 100)

Últimos...	LINX	STONE	TOTVS
15d	41,6%	79,7%	241,3%
30d	42,8%	76,8%	241,2%
60d	27,7%	66,0%	229,9%
90d	14,9%	53,6%	209,0%
120d	7,4%	36,3%	190,0%
180d	9,1%	30,8%	180,3%

Base 100
400
350
300
250
200
150
100
50
-
out-18
dez-18
fev-19
abr-19
jun-19
ago-19
nov-19
jan-20
mar-20
mai-20
jul-20
set-20
R$ 27,24
+229,8%
R$ 301,82
US$ 53,35(1)
+83,6%
R$ 34,45
+38,4%
LINX3
STNE
TOTS3
IBOV
S&P500

Fonte: Capital IQ em 29 de setembro de 2020.
(1) Foi utilizado a taxa de câmbio de BRLUSD 5,65.

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Avaliação de Mercado das Companhias

R$ mm, exceto se indicado	LINX	STONE[1]	TOTVS
Preço	R$ 34,45	US$ 53,35 R$ 301,82	R$ 27,24
Ações (mm)	175,3	308,7	567,8
Capitalização de Mercado	**R$ 6.038**	**US$ 16.469 R$ 93.179**	**R$ 15.466**
(+) Dívida Total	R$ 438	US$ 886 R$ 5.014	R$ 859
(-) Caixa e Equivalentes	R$ 615	US$ 630 R$ 3.566	R$ 1.276
(+) Part. de Minoritários	-	US$ 3 R$ 17	-
Valor da Firma	**R$ 5.862**	**US$ 16.728 R$ 94.645**	**R$ 15.049**

Múltiplos			
VF / EBITDA 2020E	30,7x	55,4x	27,5x
VF / EBITDA 2021E	25,1x	35,9x	23,6x
VF / EBITDA 2022E	21,3x	22,6x	19,8x
P/E 2020E	151,9x	106,6x	53,1x
P/E 2021E	74,5x	69,4x	40,7x
P/E 2022E	44,5x	50,5x	32,8x

R$ mm, exceto se indicado; **Consenso Capital IQ**	LINX	STONE	TOTVS
Receita Líquida 20E	882	3.063	2.593
Receita Líquida 21E	995	4.305	2.987
Receita Líquida 22E	1.114	5.754	3.290
EBITDA 20E	191	1.709	548
EBITDA 21E	234	2.642	637
EBITDA 22E	275	4.188	761
Lucro Líquido 20E	40	874	291
Lucro Líquido 21E	81	1.343	380
Lucro Líquido 22E	136	1.844	471
Capex 20E	(104)	(366)	(85)
Capex 21E	(74)	(478)	(97)
Capex 22E	(79)	(512)	(105)
DPS 18A (R$/Ação) / *Yield*	0,25	-	0,09
DPS 19A (R$/Ação) / *Yield*	0,12	-	0,18
DPS 20E (R$/Ação) / *Yield*	0,10	0,004	0,30
DPS 21E (R$/Ação) / *Yield*	0,22	0,30	0,41
DPS 22E (R$/Ação) / *Yield*	0,51	0,51	0,57
Dividendos 18A (R$ mm)	43	-	53
Dividendos 19A (R$ mm)	21	-	104
Dividendos 20E (R$ mm)	18	1	168
Dividendos 21E (R$ mm)	39	93	234
Dividendos 22E (R$ mm)	90	158	326

Fonte: Capital IQ em 29 de setembro de 2020.
(1) Considera taxa de câmbio de BRLUSD 5,65.

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Análise do Preço Negociado da Linx

Análise de volume transacionado na bolsa por faixas de preço das ações[1]

Volume (mm ações)
Preço por Ação (R$)
120,0
100,0
80,0
60,0
40,0
20,0
-
10
23
26
45
25
34
20
45
24
33
55
80
109
64
108
105
34
16
16,50
17,75
19,00
20,25
21,50
22,75
24,00
25,25
26,50
27,75
29,00
30,25
31,50
32,75
34,00
35,25
36,50
37,75
Fechamento de 29/09/2020: 34,45

Limite Inferior (R$)	16,50	17,75	19,00	20,25	21,50	22,75	24,00	25,25	26,50	27,75	29,00	30,25	31,50	32,75	34,00	35,25	36,50	37,75
Limite Superior (R$)	17,74	18,99	20,24	21,49	22,74	23,99	25,24	26,49	27,74	28,99	30,24	31,49	32,74	33,99	35,24	36,49	37,74	38,99
Desconto sobre maior (%)	(56,3%)	(53,0%)	(49,7%)	(46,4%)	(43,0%)	(39,7%)	(36,4%)	(33,1%)	(29,8%)	(26,5%)	(23,2%)	(19,9%)	(16,6%)	(13,2%)	(9,9%)	(6,6%)	(3,3%)	0,0%
Prêmio sobre menor (%)	0,0%	7,6%	15,2%	22,7%	30,3%	37,9%	45,5%	53,0%	60,6%	68,2%	75,8%	83,3%	90,9%	98,5%	106,1%	113,6%	121,2%	128,8%
% sobre volume total (%)	1,2%	2,7%	3,1%	5,2%	2,9%	4,0%	2,3%	5,3%	2,8%	3,9%	6,4%	9,4%	12,7%	7,4%	12,6%	12,3%	4,0%	1,9%
Dias Negociados (dias)	5,0	9,0	12,0	20,0	14,0	14,0	12,0	23,0	14,0	26,0	41,0	51,0	54,0	50,0	64,0	45,0	20,0	10,0
Volume Médio Diário (mm/dia)	2,1	2,6	2,2	2,2	1,8	2,4	1,7	2,0	1,7	1,3	1,3	1,6	2,0	1,3	1,7	2,3	1,7	1,6

Fonte: Capital IQ em 29 de setembro de 2020.
(1) Os intervalos foram calculados de forma que todos os preços negociados no período de um ano fossem contemplados e divididos em intervalos iguais.

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Análise do Preço Negociado da Stone

Análise de volume transacionado na bolsa por faixas de preço das ações[1]

Volume
(mm ações)
200,0
180,0
160,0
140,0
120,0
100,0
80,0
60,0
40,0
20,0
-
21
25
84
89
173
79
60
78
146
120
100
121
63
9
18
67
39
6
Preço por Ação (US$)
16,50
18,65
20,80
22,95
25,10
27,25
29,40
31,55
33,70
35,85
38,00
40,15
42,30
44,45
46,60
48,75
50,90
53,05
Fechamento de 29/09/2020: US$ 53,35

Limite Inferior (US$)	**16,50**	**18,65**	**20,80**	**22,95**	**25,10**	**27,25**	**29,40**	**31,55**	**33,70**	**35,85**	**38,00**	**40,15**	**42,30**	**44,45**	**46,60**	**48,75**	**50,90**	**53,05**
Limite Superior (US$)	**18,64**	**20,79**	**22,94**	**25,09**	**27,24**	**29,39**	**31,54**	**33,69**	**35,84**	**37,99**	**40,14**	**42,29**	**44,44**	**46,59**	**48,74**	**50,89**	**53,04**	**55,19**
Desconto sobre maior (%)	(68,9%)	(64,8%)	(60,8%)	(56,7%)	(52,7%)	(48,6%)	(44,6%)	(40,5%)	(36,5%)	(32,4%)	(28,4%)	(24,3%)	(20,3%)	(16,2%)	(12,2%)	(8,1%)	(4,1%)	0,0%
Prêmio sobre menor (%)	0,0%	13,0%	26,1%	39,1%	52,1%	65,2%	78,2%	91,2%	104,2%	117,3%	130,3%	143,3%	156,4%	169,4%	182,4%	195,5%	208,5%	221,5%
% sobre volume total (%)	1,6%	1,9%	6,5%	6,8%	13,4%	6,1%	4,7%	6,0%	11,2%	9,3%	7,7%	9,4%	4,8%	0,7%	1,4%	5,1%	3,0%	0,4%
Dias Negociados (dias)	16,0	14,0	46,0	31,0	45,0	34,0	26,0	30,0	53,0	36,0	45,0	48,0	22,0	4,0	8,0	18,0	14,0	3,0
Volume Médio Diário (mm/dia)	1,3	1,8	1,8	2,9	3,9	2,3	2,3	2,6	2,8	3,3	2,2	2,5	2,9	2,1	2,3	3,7	2,8	1,9

Fonte: Capital IQ em 29 de setembro de 2020.
(1) Os intervalos foram calculados de forma que todos os preços negociados no período de um ano fossem contemplados e divididos em intervalos iguais.

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33

Análise do Preço Negociado da Totvs

Análise de volume transacionado na bolsa por faixas de preço das ações[1]

Volume (mm ações)
300,0
250,0
200,0
150,0
100,0
50,0
Preço por Ação (R$)
Fechamento de 29/09/2020: 27,24
22
58
55
88
121
199
138
83
210
244
164
151
161
120
131
52
77
21
7,50
8,75
10,00
11,25
12,50
13,75
15,00
16,25
17,50
18,75
20,00
21,25
22,50
23,75
25,00
26,25
27,50
28,75

Limite Inferior (R$)	**7,50**	**8,75**	**10,00**	**11,25**	**12,50**	**13,75**	**15,00**	**16,25**	**17,50**	**18,75**	**20,00**	**21,25**	**22,50**	**23,75**	**25,00**	**26,25**	**27,50**	**28,75**
Limite Superior (R$)	**8,74**	**9,99**	**11,24**	**12,49**	**13,74**	**14,99**	**16,24**	**17,49**	**18,74**	**19,99**	**21,24**	**22,49**	**23,74**	**24,99**	**26,24**	**27,49**	**28,74**	**29,99**
Desconto sobre maior (%)	(73,9%)	(69,6%)	(65,2%)	(60,9%)	(56,5%)	(52,2%)	(47,8%)	(43,5%)	(39,1%)	(34,8%)	(30,4%)	(26,1%)	(21,7%)	(17,4%)	(13,0%)	(8,7%)	(4,3%)	0,0%
Prêmio sobre menor (%)	0,0%	16,7%	33,3%	50,0%	66,7%	83,3%	100,0%	116,7%	133,3%	150,0%	166,7%	183,3%	200,0%	216,7%	233,3%	250,0%	266,7%	283,3%
% sobre volume total (%)	1,1%	2,8%	2,6%	4,2%	5,8%	9,5%	6,6%	4,0%	10,0%	11,6%	7,8%	7,2%	7,7%	5,7%	6,3%	2,5%	3,7%	1,0%
Dias Negociados (dias)	14,0	33,0	25,0	23,0	35,0	44,0	26,0	17,0	41,0	46,0	31,0	32,0	28,0	23,0	23,0	9,0	29,0	10,0
Volume Médio Diário (mm/dia)	1,6	1,7	2,2	3,8	3,5	4,5	5,3	4,9	5,1	5,3	5,3	4,7	5,8	5,2	5,7	5,8	2,7	2,1

Fonte: Capital IQ em 29 de setembro de 2020.
(1) Os intervalos foram calculados de forma que todos os preços negociados no período de um ano fossem contemplados e divididos em intervalos iguais.

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34

Recomendação dos Analistas

Média dos preços alvo para a Linx, Stone e Totvs

Linx

Banco	Data	Recomendação	*Target* (R$ / US$)	% sobre 29/09/2020
Santander	22/set/20	Neutro	29,00 / 5,34	(16%)
Bradesco BBI	01/set/20	Neutro	27,00 / 5,02	(22%)
Banco Safra	01/set/20	Neutro	28,00 / 5,21	(19%)
HSBC	19/ago/20	Venda	22,00 / 4,00	(36%)
Credit Suisse	17/ago/20	Neutro	32,00 / 5,85	(7%)
BTG Pactual	12/ago/20	Neutro	28,00 / 5,11	(19%)
Bank of America	30/jul/20	Venda	24,00 / 4,62	(30%)
Itaú BBA	14/jul/20	Compra	30,00 / 5,53	(13%)
Empiricus	25/jun/20	Compra	35,00 / 6,55	2%
JP Morgan	05/jun/20	Venda	19,00 / 3,85	(45%)
Goldman Sachs	29/abr/20	Compra	28,00 / 5,17	(19%)
Jefferies	01/abr/20	Compra	39,00 / 7,44	13%
Morgan Stanley	27/fev/20	Compra	30,00 / 6,70	(13%)
		Média	**27,67 / 4,89 (2)**	

stone (1)

Banco	Data	Recomendação	*Target* (R$ / US$)	% sobre 29/09/2020
Evercore ISI	29/set/20	Compra	339,47 / 60,00	12%
Nau Securities	23/set/20	Neutro	177,54 / 32,00	(40%)
Credit Suisse	25/ago/20	Neutro	173,75 / 31,00	(42%)
Guggenheim Securities	23/ago/20	Compra	342,87 / 61,00	14%
Susquehanna Financial	23/ago/20	Neutro	281,05 / 50,00	(6%)
HSBC	19/ago/20	Neutro	241,87 / 44,00	(18%)
JP Morgan	18/ago/20	Compra	279,98 / 51,00	(4%)
Santander	17/ago/20	Venda	267,99 / 49,00	(8%)
Goldman Sachs	13/ago/20	Compra	317,10 / 59,00	11%
Bradesco BBI	12/ago/20	Venda	230,19 / 42,00	(21%)
BTG Pactual	12/ago/20	Compra	312,41 / 57,00	7%
		Média	**286,12 / 50,57 (2)**	

TOTVS

Banco	Data	Recomendação	*Target* (R$ / US$)	% sobre 29/09/2020
Santander	28/set/20	Compra	35,00 / 6,24	28%
Bradesco BBI	07/set/20	Compra	36,00 / 6,79	32%
HSBC	19/ago/20	Venda	14,00 / 2,55	(49%)
Eleven Financial Research	17/ago/20	Compra	32,00 / 5,85	17%
Credit Suisse	17/ago/20	Neutro	27,00 / 4,94	(1%)
Scotiabank	15/ago/20	Neutro	25,00 / 4,64	(8%)
BTG Pactual	06/ago/20	Compra	28,00 / 5,22	3%
		Média	**28,50 / 5,04 (2)**	

Recomendação dos Analistas

23%
38%
38%
Buy
Hold
Sell

18%
45%
36%
Buy
Hold
Sell

14%
57%
29%
Buy
Hold
Sell

Fonte: Capital IQ, Relatórios de Analistas de Mercado e Bloomberg em 29 de setembro de 2020.
(1) Os retornos foram calculados com base na moeda que a ação é negociada, dólares americanos
(2) Média do preço-alvo dos analistas de mercado pulicados na Bloomberg. A conta leva em consideração outras recomendações de analistas que não estão apresentadas nesta página

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4.

Análise das Propostas Recebidas

Payment Successful

Visão Geral das Propostas Recebidas

	stone	TOTVS
DESCRIÇÃO	• Recebimento total de R$ 31,56 em dinheiro e 0,0126774 ações classe A de STNE para cada ação da Linx por meio da incorporação de Ações da Linx por STNE Participações S.A. ("STNE") • Os acionistas da Linx passarão a ser acionistas da StoneCo Ltd. ("StoneCo")	• Recebimento total de R$ 6,20 em dinheiro e 1 ação da Totvs para cada ação da Linx por meio da incorporação de Ações da Linx pela Katrina Participações S.A. ("Katrina"), subsidiária integral da Totvs S.A. ("Totvs"), com a posterior incorporação de Katrina pela Totvs • Acionistas da Linx serão acionistas da Totvs
CONSIDERAÇÃO AGREGADA	• Para cada ação ON da Linx: 1 ação PN Classe A e 1 ação PN Classe B de emissão da STNE, mandatoriamente resgatáveis • Resgate das Novas Ações STNE: • Para cada ação PN Classe A de STNE: R$ 31,56 por ação, atualizado conforme a variação do CDI a partir do 6º mês contado da assinatura do Acordo (i.e. 11.08.2020) até o efetivo pagamento. • Para cada ação PN Classe B de STNE será resgatada mediante a entrega de 0,0126774 ações classe A de STNE, negociadas na NASDAQ	• Para cada ação ON da Linx: 4 ON da Holding e 1 PN da Holding • Resgate das PN da Holding: R$6,20, em até 30 dias contados da consumação da operação com correção do CDI após 6º aniversario da proposta recebida em 14/08/2020 • Incorporação da Holding pela Totvs: 1 ação ON da Linx para 1 ação ON da TOTVS
AJUSTE DA CONSIDERAÇÃO AGREGADA	• Dividendos, juros sobre o capital próprio e outros proventos declarados e/ou pagos pela Linx e/ou pela StoneCo até a data de fechamento da operação, inclusive • Custos eventualmente incorridos pela Linx para a contratação de assessores financeiros, para a avaliação ou de qualquer forma, no contexto de eventuais Operações Concorrentes	• Dividendos, juros sobre capital e outros proventos pagos pelas Totvs não afetam a relação de troca • Deduzido, quando for o caso, de eventual imposto de renda retido na fonte que seja devido pelos Acionistas da Linx em decorrência da operação

Fonte: CVM e relação com Investidores da Linx

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Visão Geral das Propostas Recebidas (Cont.)

	stone	TOTVS
COMPRIMISSO DE VOTO	• Acionistas Linx e da STNE celebraram Compromisso de Voto e Assunção de Obrigações, por meio do qual assumiram obrigações para a implementação da operação, incluindo o dever de votar favoravelmente às deliberações necessárias para a aprovação	• n/a
PRINCIPAIS CONDIÇÕES SUSPENSIVAS	• Aprovação do CADE • Formulário F4 da Stone deverá ter se tornado efetivo e se mantido efetivo para permitir a entrega de Ações Classe A da STNE • Aprovação da Assembleia da STNE • Aprovação pela AGE da Linx da (i) dispensa de ser realizada oferta pública pela STNE (art. 43 do ESO da Linx); (ii) dispensa de a STNE aderir ao seguimento de Novo Mercado da B3; e (iii) toda a documentação para a incorporação de ações	• Aprovação do CADE • Obtenção da declaração de eficácia pela SEC do Formulário F-4 da Totvs • Realização e deliberação da Operação pelas AGEs da Linx e Totvs • Aprovações Societárias, que incluem a AGE da Linx para dispensar obrigação de realizar OPA nos termos do artigo 43 do Estatuto Social
MULTA CADE	• Caso o CADE imponha quaisquer restrições à operação, as partes deverão envidar os melhores esforços para atender tais imposições do CADE • Em não sendo possível atender as restrições, o Acordo poderá ser rescindido pela Linx, e STNE deverá pagar multa de R$453.750.000,00 (sem direito à indenização suplementar).	• Caso o CADE imponha quaisquer restrições à Operação, as partes deverão envidar os melhores esforços para atender a tais imposições do CADE • Em não sendo possível atender às restrições, a Linx poderá dar a Operação por resolvida, com o pagamento de uma multa compensatória pela Totvs à Linx de R$ 100.000.000,00 (sem direito à indenização suplementar)

Fonte: CVM e relação com investidores da Linx

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Visão Geral das Propostas Recebidas (Cont.)

stone

PRINCIPAIS MÉRITOS

- ▲ Proposta considera pagamento equivalente a R$ 35,39 equivalente em 89,4% em dinheiro e 10,6% em ações[1], como maior visibilidade valor no curto prazo para os acionistas da Linx
- ▲ Capacidade financeira para execução da transação
- ▲ Documentos negociados e discutidos entre as partes para consumação da transação

PRINCIPAIS CONSIDERAÇÕES

- ▼ Multa de até R$ 453.750.000,00 para os seguintes pontos: (i) descumprimento da cláusula de exclusividade (ii) rejeição pelo CADE ou aprovação com restrições (iii) descumprimento do acordo pela Linx ou Stone (iv) pela não aprovação da AGE, multa reduzida para R$ 112.500.000,00
- ▼ Necessidade de aprovação da incorporação da Linx na Assembleia Geral da Stone
- ▼ Aprovação pelo CADE

TOTVS

PRINCIPAIS MÉRITOS

- ▲ Proposta considera pagamento equivalente a R$ 33,44 equivalente em 18,5% em dinheiro e 81,5% em ações[1]
- ▲ Negócios complementares, consolidando uma nova companhia relevante no mercado de ERP e POS no Brasil
- ▲ Potencial de criação de sinergias na complementariedade das operação

PRINCIPAIS CONSIDERAÇÕES

- ▼ A despeito de reiterados pedidos a companhia não disponibilizou qualquer analise preparada pela ofertante sobre a captura de sinergias
- ▼ Horizonte de implementação das principais condições suspensivas ainda dependente do formulário da SEC F-4 e aprovação pelo CADE
- ▼ Necessidade de aprovação da Assembleia Geral

(1) Valores conforme 29 de setembro de 2020.

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Cenário de Combinação Societária entre Linx e Stone

Passo a Passo da Oferta

- Para cada ação ON da Linx: 1 ação PN Classe A e 1 ação PN Classe B de emissão da STNE, mandatoriamente resgatáveis
- Resgate das Novas Ações STNE:
- Para cada ação PN Classe A de STNE: R$ 31,56 por ação, atualizado conforme a variação do CDI a partir do 6º mês contado da assinatura do Acordo (i.e. 11.08.2020) até o efetivo pagamento.
- Para cada ação PN Classe B de STNE será resgatada mediante a entrega de 0,0126774 ações classe A de STNE, negociadas na NASDAQ

Snapshot da Estrutura Societária Pré Potencial Combinação

ATUAIS ACIONISTAS
stone

+ 2,3 mm de ações

Snapshot da Estrutura Societária Pós Potencial Combinação

ATUAIS ACIONISTAS
99,3%
ACIONISTAS LINX
0,7%
stone

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Cenário de Combinação Societária entre Linx e Totvs

Passo a Passo da Oferta

- Para cada ação ON da Linx: 4 ON da Holding e 1 PN da Holding
- Resgate das PN da Holding: R$6,20, em até 30 dias contados da consumação da operação com correção do CDI após 6º aniversario da proposta recebida em 14/08/2020
- Incorporação da Holding pela Totvs: 1 ação ON da Linx para 1 ação ON da TOTVS

Snapshot da Estrutura Societária Pré Potencial Combinação

ACIONISTAS FUNDADORES
CONSTELLATION ASSET MANAGEMENT
GIC
NOVO MERCADO BM&FBOVESPA
17%
5%
5%
73%
TOTVS

+ 179 mi de ações

Snapshot da Estrutura Societária Pós Potencial Combinação

ACIONISTAS FUNDADORES
CONSTELLATION ASSET MANAGEMENT
GIC
ACIONISTAS LINX
NOVO MERCADO BM&FBOVESPA
12%
4%
4%
24%
56%
TOTVS

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Combinação Financeira entre Linx e Totvs

Cenário de Combinação com Totvs

- Em adição às analises anteriores, fizemos algumas analises de cenários de combinação entre Linx e Totvs para os acionistas de Linx terem uma visão de qual seria o tamanho da nova
- Nossas analises se basearam na média das projeções feitas por analistas de mercado que atuam na cobertura das ações tanto de Linx quando de Totvs que foram divulgadas à Bloomberg
- Considerando que não tivemos indicação de impactos de ganhos de sinergia até a data de emissão dessa apresentação, não foi considerado nenhum eventual ganho advindo de sinergias

R$ mm		Linx	Linx %	Totvs %	TOTVS	COMPANHIA COMBINADA
Receita Líquida	2020E	988	28%	72%	2.593	**3.581**
	2021E	1.227	29%	71%	2.987	**4.214**
	2022E	1.508	31%	69%	3.290	**4.798**
EBITDA	2020E	347	33%	67%	548	**822**
	2021E	372	37%	63%	637	**1.009**
	2022E	447	37%	63%	761	**1.208**
Lucro Liquido	2020E	100	26%	74%	291	**392**
	2021E	94	21%	79%	380	**475**
	2022E	117	22%	78%	471	**586**

Fonte: Para Totvs, Capital IQ em 29 de setembro 2020, e para Linx, conforme modelo financeiro preparado de acordo com as premissas descritas neste material.

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Visão Geral de Companhias Comparáveis

	Valor de Mercado (US$ mm)	Enterprise Value (EV) (US$ mm)	EV/Receita Líquida 2020E	EV/Receita Líquida 2021E	EV/Receita Líquida 2022E	EV/EBITDA 2020E	EV/EBITDA 2021E	EV/EBITDA 2022E	P/LL 2020E	P/LL 2021E	P/LL 2022E
Tecnologia e Meios de Pagamento Brasil											
Linx	1.067	1.036	8,0x	5,9x	5,3x	30,7x	25,1x	21,3x	151,9x	74,5x	44,5x
TOTVS	2.733	2.660	5,8x	5,0x	4,6x	27,5x	23,6x	19,8x	53,1x	40,7x	32,8x
Sinqia	267	222	6,0x	5,2x	4,6x	39,2x	27,9x	23,6x	73,4x	39,5x	29,3x
Locaweb	1.253	1.194	14,9x	12,7x	10,8x	60,5x	42,9x	33,6x	159,0x	77,9x	58,3x
Cielo	1.901	3.252	1,6x	1,5x	1,4x	10,2x	8,1x	8,4x	19,5x	11,3x	10,0x
		Média	**7,3x**	**6,1x**	**5,3x**	**33,6x**	**25,5x**	**21,3x**	**91,4x**	**48,8x**	**35,0x**
		Mediana	**6,0x**	**5,2x**	**4,6x**	**30,7x**	**25,1x**	**21,3x**	**73,4x**	**40,7x**	**32,8x**
Tecnologia e Meios de Pagamento EUA											
Stone	16.469	16.750	30,9x	22,0x	16,5x	55,4x	35,9x	22,6x	106,6x	69,4x	50,5x
PagSeguro	12.311	11.709	9,8x	7,6x	6,2x	27,4x	20,5x	15,7x	46,7x	31,5x	25,0x
		Média	**20,4x**	**14,8x**	**11,4x**	**41,4x**	**28,2x**	**19,2x**	**76,7x**	**50,5x**	**37,7x**
		Mediana	**20,4x**	**14,8x**	**11,4x**	**41,4x**	**28,2x**	**19,2x**	**76,7x**	**50,5x**	**37,7x**
		Média	**11,0x**	**8,6x**	**7,1x**	**35,8x**	**26,3x**	**20,7x**	**87,2x**	**49,3x**	**35,8x**
		Mediana	**8,0x**	**5,9x**	**5,3x**	**30,7x**	**25,1x**	**21,3x**	**73,4x**	**40,7x**	**32,8x**

Fonte: Capital IQ em 29 de setembro de 2020.

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Cálculo da Taxa de Desconto

WACC	
Taxa Livre de Risco	
Taxa Livre de Risco dos EUA (10 anos) – mediana 180d[4]	0,7%
Prêmio de Risco Brasil[5]	3,7%
Taxa Ajustada	**4,4%**
Beta Alavancado	
Beta Desalavancado[1]	0,95
(x) Dívida / Capitalização Total (Média Comparáveis)[2]	30,0%
(-) Taxa de Imposto Marginal[3]	34,0%
(=) Beta Realavancado	**1,22**
Custo do Capital Próprio	
Prêmio de Risco de Mercado[6]	7,1%
(x) Beta Realavancado	1,22
(=) Prêmio de Risco de Mercado Ajustado	8,6%
(+) Taxa Livre de Risco[4]	4,4%
Custo de Capital Próprio (US$ Nominal)	**13,0%**
Inflação EUA [7]	2,0%
Inflação Brasil – Expectativa BACEN Longo-Prazo	3,3%
Custo de Capital Próprio (R$ Nominal)	**14,4%**
Custo da Dívida	
Custo Marginal da Dívida (Pre-Tax)[8]	7,7%
Taxa de Imposto Marginal	34,0%
Custo da Dívida (Post-Tax) (R$ Nominal)	**5,1%**
WACC	
Cost of Equity	14,4%
(x) % Equity	70,0%
(+) Cost of Debt	5,1%
(x) % Debt	30,0%
WACC (R$ Nominal)	**11,61%**

Notas

(1) Fonte: Bloomberg em 29 de setembro de 2020. Média dos betas ajustados das companhias selecionadas (conforme página seguinte) em relação ao índice local (últimos 2 anos, diário)

(2) Considera média de mercado como alavancagem *target* por conta do aumento do endividamento da Companhia devido as aquisições na projeção

(3) Taxa de imposto marginal do Brasil

(4) Fonte: U.S. Department of the Treasury em 29 de setembro de 2020. Mediana dos últimos 180 dias

(5) Fonte: EMBI em 29 de setembro de 2020 . Mediana dos últimos 180 dias

(6) Prêmio de risco de mercado baseado na taxa de retorno de longo prazo da NYSE entre 1926 e 2015. Fonte: 2015 Ibbotson SBBI Valuation Yearbook

(7) Projeção de inflação de longo prazo conforme Bloomberg em 29 de setembro de 2020 de 2,0%

(8) Considera o custo médio ponderado das dívidas existentes no balanço da Linx na data de 29 de setembro de 2020, conforme ITR 2T20

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Betas Selecionados de Companhias Comparáveis

Betas

Maior R^2 entre betas

Companhia	Beta Local 5Y Daily	R^2	Beta MSCI 5Y Daily	R^2	Beta Local 5Y Weekly	R^2	Beta MSCI 5Y Weekly	R^2	Beta Local 3Y Daily	R^2	Beta MSCI 3Y Daily	R^2	Beta Local 3Y Weekly	R^2	Beta MSCI 3Y Weekly	R^2	Beta Local 2Y Daily	R^2	Beta MSCI 2Y Daily	R^2	Beta Local 2Y Weekly	R^2	Beta MSCI 2Y Weekly	R^2
Tecnologia e Meios de Pagamento Brasil																								
TOTVS	0,80	25,7%	1,20	20,8%	0,87	30,8%	1,27	29,6%	0,87	33,8%	1,21	25,3%	0,97	40,4%	1,24	33,6%	0,90	36,8%	1,24	29,4%	1,01	44,8%	1,26	37,4%
sinqia	0,76	13,5%	1,20	14,8%	0,99	24,1%	1,35	21,2%	0,85	23,2%	1,23	20,9%	1,16	34,9%	1,40	27,7%	0,90	28,4%	1,28	25,6%	1,22	37,0%	1,50	33,2%
locaweb	1,03	36,0%	1,64	46,7%	1,32	46,0%	1,83	62,0%	1,03	36,0%	1,64	46,7%	1,32	46,0%	1,83	62,0%	1,03	36,0%	1,64	46,7%	1,32	46,0%	1,83	62,0%
cielo	0,93	27,8%	1,28	18,1%	0,95	27,7%	1,24	20,9%	0,97	27,2%	1,29	19,3%	1,02	27,7%	1,25	23,2%	1,03	32,0%	1,33	22,1%	1,11	33,9%	1,28	25,3%
stone	1,50	33,0%	1,76	34,0%	1,57	33,8%	1,68	36,0%	1,50	33,0%	1,76	34,0%	1,57	33,8%	1,68	36,0%	1,50	33,0%	1,76	34,0%	1,57	33,8%	1,68	36,0%
PagSeguro	1,36	30,5%	1,62	32,9%	1,44	38,4%	1,50	38,4%	1,36	30,5%	1,62	32,9%	1,44	38,4%	1,50	38,4%	1,39	39,5%	1,64	41,8%	1,52	45,7%	1,58	45,3%
Média	**1,06**	**27,8%**	**1,45**	**27,9%**	**1,19**	**33,5%**	**1,48**	**34,7%**	**1,10**	**30,6%**	**1,46**	**29,8%**	**1,25**	**36,9%**	**1,48**	**36,8%**	**1,13**	**34,3%**	**1,48**	**33,3%**	**1,29**	**40,2%**	**1,52**	**39,9%**
Mediana	**0,98**	**29,2%**	**1,45**	**26,8%**	**1,15**	**32,3%**	**1,43**	**32,8%**	**1,00**	**31,7%**	**1,46**	**29,1%**	**1,24**	**36,7%**	**1,45**	**34,8%**	**1,03**	**34,5%**	**1,49**	**31,7%**	**1,27**	**40,9%**	**1,54**	**36,7%**

Fonte: Bloomberg 29 de setembro de 2020

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Ata de Reunião Extraordinária do Conselho de Administração realizada em 1º de outubro de 2020

Anexo III – Comparação dos Principais Pontos da Proposta Totvs e da Operação Stone

	Proposta Totvs	Operação Stone	Comentários
Contratos, propostas e demais acordos.	Proposta enviada em 14 de agosto de 2020, acompanhada de minuta do Protocolo e Justificação de Incorporação de Ações recebida em 4 de setembro de 2020, conforme aditado em 11 de setembro de 2020.	Minuta de Protocolo e Justificação de Incorporação de Ações. Acordo de Associação, conforme aditado. Contratos de Não Concorrência e Carta de Contratação.	A Operação Stone será contratada por meio de Acordo de Associação (conforme aditado) e Protocolo e Justificação de Incorporação de Ações. Já a Operação Totvs consiste em proposta, vinculante para Totvs, válida até 13 de outubro de 2020.
Termos e Condições	Conforme o disposto no Protocolo e Justificação, a Operação Totvs resultará: (i) na titularidade, pela Totvs, da totalidade das ações de emissão da Companhia; e (ii) assumindo que o capital total da Companhia esteja representado, na data da consumação da operação, por 179.428.737 ações ordinárias, *ex* tesouraria, pelos acionistas da Linx, para cada ação ordinária de emissão da Linx de que sejam proprietários na referida data, de (ii.a) 1 parcela em moeda corrente nacional de R$6,20, atualizada pro rata die conforme a variação do CDI a partir de 14 de fevereiro de 2021, ajustada na forma prevista no Protocolo e Justificação no item 2.2, a ser paga à vista, em parcela única, em até 30 dias contados da Data da Consumação da Operação Totvs, e (ii.b) 1 ação ordinária de emissão da Totvs, ajustada na forma prevista no Protocolo e Justificação no item 2.1. A Operação Totvs compreenderá as seguintes etapas, todas interdependentes, cuja consumação estará sujeita às aprovações societárias aplicáveis e à verificação das condições suspensivas referidas abaixo, sendo que todas as etapas deverão ocorrer na mesma data: (a) aumento de capital da Katrina, mediante a emissão de 163.500.000 novas ações ordinárias, nominativas e sem valor nominal, as quais serão totalmente subscritas e integralizadas pela Totvs, em moeda corrente nacional, até a data da consumação da operação, pelo preço de emissão total de R$1.125.000.000,00, dos quais R$1.115.000.000,00 serão alocados à constituição de reserva de capital; (b) como ato subsequente e interdependente do aumento de capital da Katrina, incorporação da totalidade das ações de emissão da Linx pela Katrina, por seu valor econômico, resultando na emissão, pela Katrina, em favor dos acionistas da Linx proprietários das ações incorporadas, de ações ordinárias e preferenciais resgatáveis de emissão da Katrina, sendo que para cada ação ordinária de emissão da Linx serão entregues 4 ações ordinárias e 1 ação preferencial resgatável de emissão da Katrina, pelo preço de emissão total de ao menos R$6.180.000.000,00, dos quais R$5.282.856.315,00 serão alocados à constituição de reserva de capital. Após consumada a Operação Totvs, a Linx preservará personalidade jurídica e patrimônio próprios, inexistindo sucessão legal; (c) como ato subsequente e interdependente da Incorporação das Ações da Linx, resgate da totalidade das ações preferenciais de emissão da Katrina, com o pagamento, para cada 1 ação preferencial de emissão da Katrina resgatada, do valor do resgate. Uma vez resgatadas, as ações preferenciais da Katrina serão canceladas contra reserva de capital; e (d) como ato subsequente e interdependente do Resgate, incorporação da Katrina pela Totvs, pelo valor patrimonial contábil da Katrina (já considerados os efeitos do Aumento de Capital da Katrina, da Incorporação das Ações da Linx e do Resgate), com a consequente extinção da Katrina e sucessão, pela Totvs, de todos os seus bens, direitos e obrigações, com a consequente migração dos Acionistas da Linx para o quadro acionário da Totvs. Aos acionistas titulares de ações da Linx que dissentirem da deliberação que aprovar a Incorporação das Ações da Linx será assegurado direito de retirada, com base no art. 252, §2º da Lei nº 6.404/76. A relação de substituição das ações de emissão da Linx, em decorrência da Incorporação das Ações da Linx, e a relação de troca deverão ser ajustadas, proporcionalmente, em caso de emissão, bonificações, desdobramento, grupamento, recompra ou cancelamento de ações da Linx e/ou da Totvs ocorridos a partir de 14 de agosto de 2020, conforme o caso. A parcela em dinheiro será (i) reduzida no montante de quaisquer dividendos, juros sobre	A integração das atividades da STNE e da Linx será implementada por meio (i) da incorporação das ações da Companhia pela STNE, nos termos do artigo 252 da Lei das S.A. e da Instrução CVM nº 565/15 ("Incorporação de Ações"), com a atribuição, aos acionistas da Linx, de ações preferenciais mandatoriamente resgatáveis classe A e classe B de emissão da STNE; e (ii) do resgate da totalidade dessas novas ações preferenciais mandatoriamente resgatáveis da STNE ("Resgate de Ações"), mediante o pagamento de valor em dinheiro e da entrega de ações classe A de StoneCo, negociadas na NASDAQ - Nasdaq Stock Market ou BDR (Brazilian Depositary Receipt) Nível I da StoneCo admitidos a negociação na B3. Serão atribuídas aos acionistas da Linx 1 ação preferencial mandatoriamente resgatável classe A e 1 ação preferencial mandatoriamente resgatável classe B de emissão da STNE (sujeito aos ajustes mencionados no Protocolo e Justificação) para cada 1 ação ordinária de emissão da Linx ("Novas Ações STNE"). As Novas Ações STNE serão automaticamente resgatadas após a efetivação da Incorporação de Ações da seguinte forma: (a) cada 1 ação preferencial Classe A de STNE receberá R$ 31,56, atualizado pro rata die conforme a variação do CDI a partir do 6º mês contado a partir de 11 de agosto de 2020, e até a data do efetivo pagamento; e (b) cada 1 (uma) ação preferencial Classe B de STNE receberá (a) 0,0126774 ação classe A de emissão da StoneCo, sociedade constituída e validamente existente sob as leis das Ilhas Cayman, inscrita no CNPJ/ME sob o nº 31.752.270/0001-82 ("StoneCo") negociada na NASDAQ ("Ações Classe A StoneCo") ou, (b) 0,0126774 BDR, sendo que cada 1 BDR corresponderá a 1 Ação Classe A StoneCo. Uma vez resgatadas, as ações preferenciais da STNE serão canceladas contra reserva de capital. Os detentores de American Depositary Shares ("ADSs") lastreados em ações de emissão da Linx receberão Ações Classe A StoneCo e os detentores de ações da Linx receberão BDRs StoneCo, observadas as regras de tratamento das frações previstas no Protocolo e Justificação. Com base na cotação de fechamento das Ações Classe A StoneCo em Reais do dia 29 de setembro de 2020, a relação de troca corresponde a um valor por ação da Linx de R$35,39, a qual poderá ser ajustado até a Data de Consumação da Operação Stone, nos termos do Acordo de Associação e do Protocolo e Justificação, incluindo em razão de (i) quaisquer dividendos, juros sobre o capital próprio e outros proventos declarados e/ou pagos pela Linx e/ou pela StoneCo a partir da data do Acordo de Associação e até a Data de Consumação da Operação Stone, inclusive; e (ii) custos eventualmente incorridos pela Companhia para a contratação de assessores financeiros, para a avaliação ou de qualquer forma, no contexto de eventuais Operações Concorrentes (conforme definido na Cláusula 7.1(ii) do Acordo de Associação). A relação de troca foi definida com base em premissas descritas no Acordo de Associação e na minuta do Protocolo e Justificação.	Como resultado de ambas as operações, a Companhia passará a ser uma subsidiária integral da Totvs ou da STNE (controlada pela StoneCo), conforme o caso. A Operação Stone atribuirá uma participação aproximada de 0,7% aos acionistas no capital social da StoneCo, além de uma parcela em dinheiro de R$31,56 por ação. Já na Operação Totvs, será atribuída aos acionistas da Linx uma participação de aproximadamente 24% no capital social da Totvs após a combinação, além de uma parcela em dinheiro de R$6,20 por ação. Segundo a avaliação feita pelo Comitê Independente, não obstante a significativa participação societária atribuída aos acionistas da Companhia no capital social da Totvs, os assessores da Totvs informaram que a Totvs não iria, entre a data da proposta do Protocolo Totvs e a data da eventual consumação da combinação de negócios proposta pela Totvs, assumir as mesmas obrigações de não fazer impostas à Linx na minuta do Protocolo e Justificação. Essa falta de reciprocidade acarreta insegurança e, consequentemente, preocupação adicional sobre a proposta da Totvs, em especial porque, até a consumação da Operação Totvs, a Totvs pode vir a sofrer alterações patrimoniais significativas, que poderão afetar de modo substancial o valor econômico da participação societária a eles atribuída no capital social da Totvs. Nos termos da Proposta Totvs, qualquer declaração de dividendos, juros sobre o capital próprio e outros proventos pela Totvs aos seus acionistas, até a data de consumação da Operação Totvs, não levará necessariamente a um ajuste proporcional nas relações de substituição e troca em favor dos acionistas da Companhia. Com base na análise do Protocolo Stone e do Protocolo Totvs, (i) no caso da Proposta Totvs, não foram apresentadas sinergias, porém a relevância da parcela em ações é alta, representando 81,5% da consideração agregada ofertada; (ii) a preocupação indicada no item "b", acima, é menos relevante no caso da Operação Stone, já que, embora também não tenham sido apresentadas as sinergias, a parcela em dinheiro a ser paga aos acionistas da Linx é bem maior, em comparação com a participação societária que será a eles atribuída; e (iii) também pesa desfavoravelmente sobre a avaliação da proposta apresentada pela Totvs o fato de que qualquer declaração de dividendos, juros sobre o capital próprio e outros proventos pela Totvs aos seus acionistas, até a data de consumação da Operação Totvs, não levará necessariamente a um ajuste proporcional nas relações de substituição e troca em favor dos acionistas da Companhia, sendo esse o caso da Operação Stone. Ver comentários adicionais na linha destinada a Sinergias, abaixo.

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Anexo III – Comparação dos Principais Pontos da Proposta Totvs e da Operação Stone

	o capital próprio e outros proventos declarados e pagos pela Linx a partir de 14 de agosto de 2020; e (ii) deduzido, quando for o caso, de eventual imposto de renda retido na fonte que seja devido pelos Acionistas da Linx em decorrência da Operação.		
Condições Suspensivas	Condições Suspensivas. (a) aprovação da Operação Totvs pelo Conselho Administrativo de Defesa Econômica – CADE; (b) obtenção da declaração de eficácia pela SEC do formulário de registro (registration statement) protocolado pela Totvs junto à SEC para fins da convocação ("Formulário F-4"), realização e deliberação da Operação Totvs pelas Assembleias Gerais de Acionistas da Linx e da Totvs; (c) verificação da observância, pelas Partes, do disposto nos itens 7.1 (condução normal dos negócios), 7.1.1 (obrigações de não fazer apenas pela Linx), 7.1.2 (não verificação de nenhuma Alteração Adversa Relevante) e 7.2 (eventual antecipação do exercício dos Planos de Opção de Compra de Ações e dos Planos de Ações Diferidas da Linx) do Protocolo e Justificação, sem prejuízo do direito da Totvs ou da Linx de, a seu exclusivo critério, dispensar expressamente tal observância, no todo ou em parte, em relação à Linx, ou em relação à Totvs e/ou à Katrina, conforme o caso; (d) confirmação, pelas respectivas Partes, da veracidade das declarações objeto do item 7.6 do Protocolo e Justificação, cabendo apenas à outra Parte, a seu exclusivo critério, dispensar expressamente a confirmação de uma ou outra declaração; e (e) (i) obtenção, pela Linx, dos consentimentos de terceiros previstos em seus contratos atualmente em vigor e à inexistência de obrigações em valor igual ou superior a R$50.000.000,00, individualmente ou no agregado, que possam ter seu vencimento antecipado declarado (ou outras penalidades incidentes) em decorrência da Operação Totvs; ou (ii) à liquidação, pela Linx, de todas as Obrigações Sujeitas a Vencimento Antecipado; ou (iii) à existência de caixa, na Linx, em valor correspondente a, pelo menos, 100% do montante necessário para liquidar todas as Obrigações Sujeitas a Vencimento Antecipado (incluindo quaisquer penalidades incidentes). Uma vez inequivocamente implementadas todas as Condições Suspensivas e tendo havido as Aprovações Societárias, qualquer das Companhias poderá comunicar às demais a implementação das Condições Suspensivas, mediante notificação escrita acompanhada de cópia de todos os documentos que evidenciam a verificação inequívoca de todas as Condições Suspensivas, e, em até 2 dias úteis a contar do recebimento da referida notificação, a Totvs e a Linx divulgarão um aviso ao mercado indicando, pelo menos, a data em que a Operação Totvs será consumada, incluindo a data na qual as ações de emissão da Linx deixarão de ser negociadas. Essa data, que corresponderá ao 5º dia útil contado da implementação da última das Condições Suspensivas, será a data de referência para definição dos acionistas da Linx que receberão as ações de emissão da Totvs.	Condições Suspensivas. (a) Condições Suspensivas das Partes. A obrigação das partes de proceder à consumação da Operação Stone está condicionada à satisfação de cada uma das seguintes condições suspensivas: (i) Inexistência de Impedimento. Nenhum juízo ou tribunal competente (inclusive tribunal arbitral) deverá ter emitido qualquer ordem, mandado, medida cautelar ou despacho e nenhum outro órgão governamental deverá ter emitido qualquer ordem ou lei, que esteja à época em vigor e produza o efeito de tornar os atos na data da consumação da Operação Stone ilegais ou ainda por outra forma vedar sua consumação; e (ii) Aprovação do CADE. A Operação Stone deverá ser aprovada pelo Conselho Administrativo de Defesa Econômica - CADE de forma definitiva ("Aprovação do CADE"). (b) Condições Suspensivas Linx. A obrigação da Linx e de determinados acionistas de Linx, conforme previsto no Acordo de Associação, para proceder à consumação da Operação Stone está condicionada à satisfação ou renúncia (a exclusivo critério da Linx) de cada uma das seguintes condições suspensivas: (i) Declarações e Garantias da STNE. As declarações e garantias feitas e prestadas pela STNE, pela StoneCo e por DLP CAPITAL LLC e DLPPAR PARTICIPAÇÕES S.A. (em conjunto, "DLP") deverão ser fiéis e corretas em todos os aspectos relevantes nesta data e até a Data de Consumação da Operação Stone (exceção feita aos casos em que as próprias declarações e garantias contenham referência a data anterior, quando serão fiéis e corretas em todos os aspectos relevantes em tal data); (ii) Compromissos. A STNE, StoneCo e DLP deverão ter cumprido todas as obrigações e atendido todos os compromissos e acordos que devam ser cumpridos ou atendidos por eles anteriormente à Data de Consumação da Operação Stone, nos termos do Acordo de Associação; (iii) Aprovações Assembleares. A Assembleia Geral da STNE deverá aprovar, nos termos da Lei das S.A.: (a) toda a documentação necessária para a Incorporação das Ações e a atribuição das Novas Ações STNE, inclusive, mas não se limitando, ao Protocolo e Justificação; e (b) o Resgate de Ações; e (iv) Programa dos BDR StoneCo Nível 1. O registro de programa de BDR (Brazilian Depositary Receipt) Nível I da StoneCo, em volume suficiente para cumprir integral e pontualmente a obrigação prevista no Item 1.2(b)(ii)(b) do Acordo de Associação, deverá ser requerido e obtido pela StoneCo perante a CVM, bem como a admissão da totalidade dos referidos BDR para negociação na B3. (c) Condições Suspensivas STNE. A obrigação assumida por STNE, StoneCo e DLP para proceder à consumação da Operação Stone está condicionada à satisfação ou renúncia (a exclusivo critério da STNE) de cada uma das seguintes condições suspensivas, além da aprovação das matérias constantes da ordem do dia da Assembleia: (i) Declarações e Garantias da Linx. As declarações e garantias feitas e prestadas pela Linx e pelos Acionistas Linx deverão ser fiéis e corretas em todos aspectos relevantes nesta data e até a Data de Consumação da Operação Stone (exceção feita aos casos em que as próprias declarações e garantias contenham referência a data anterior, quando serão fiéis e corretas em todos os aspectos relevantes em tal data); (ii) Compromissos. A Linx e os Acionistas Linx deverão ter cumprido todas as obrigações e atendido todos os compromissos e acordos que devam ser cumpridos ou atendidos por eles anteriormente à Data de Consumação da Operação Stone, nos termos do Acordo de Associação; (iii) Consentimento de Terceiros. A Linx deverá (i) ter obtido os consentimentos de terceiros de seus contratos atualmente em vigor (sem a assunção de obrigações) envolvendo R$ 50.000.000,00 (cinquenta milhões de reais) ou mais, de forma individual ou agregada, que possam ter seu vencimento antecipado declarado (ou outras penalidades	A minuta do Protocolo Totvs contém condição suspensiva que impõe à Linx o dever de se abster de pagar qualquer penalidade dependente de aprovação assemblear, ficando proibido o pagamento da multa prevista no Acordo de Associação. Dessa forma, a manutenção dessa obrigação afeta significativamente o caráter vinculante da proposta da Totvs, tendo em vista que, uma vez paga à Stone a multa que é devida pela Linx sob o Acordo de Associação, a Totvs terá a prerrogativa de, em última análise, decidir sozinha se a combinação de negócios objeto da sua proposta será ou não consumada, o que gera insegurança jurídica e não corresponde ao melhor interesse da Companhia. Além disso, as condições suspensivas comuns mais relevantes para a Operação Totvs e para a Operação Stone são a eficácia do Formulário F-4 e a prévia aprovação pelo CADE. Sobre a condição suspensiva consistente na eficácia do F-4 (requisito para que os titulares de ADS da Linx negociados na NYSE possam deliberar em assembleia geral acerca de cada uma das operações): segundo o Comitê Independente e seus assessores jurídicos, o F-4 da Totvs ainda não foi apresentado à SEC e a sua eficácia, no melhor cenário, terá início em 8 a 12 semanas a contar da sua apresentação, segundo a própria Totvs; a StoneCo, por sua vez, já submeteu a minuta do seu Formulário F-4 à SEC e a SEC determinou que não comentará o Formulário F-4 da StoneCo, restando somente à StoneCo submeter aditivo ao Formulário F-4 já apresentado à SEC, que incluirá os termos do Protocolo e Justificação e do edital de convocação da AGE da Linx. A STNE e a StoneCo se comprometeram a tornar o registro de declaração (registration statement) da StoneCo no Formulário F-4 efetivo no menor prazo possível, em qualquer caso com pelo menos 31 dias de antecedência à data de realização das Assembleias Gerais de Linx e de STNE. É esperado que o processo para eficácia do Formulário F-4 da Totvs seja significativamente mais longo. Na atual data, não há confirmação de que o Formulário F-4 tenha sido apresentado à SEC pela Totvs. Esse prazo mais longo e incerto para a verificação da condição de eficácia do Formulário F-4 no caso da Operação Totvs pode representar um fator de risco adicional para a implementação da combinação de negócios objeto da proposta da Totvs. Com relação à aprovação pelo CADE, ambas as operações seguirão o rito ordinário, e tendem a levar elevado tempo de análise pela autarquia. De toda forma, conforme estudo apresentado pelo escritório Vinícius Marques de Carvalho Advogados, advogado especialista em direito concorrencial especialmente contratado pelo Comitê Independente, (i) ambas as operações – Totvs ou Stone – deverão ser submetidas à prévia aprovação do CADE sob o rito ordinário; (ii) a avaliação pelo CADE da proposta de combinação da Totvs tende a ser mais complexa do que a Operação Stone, (iii) a operação proposta pela Totvs tem maiores chances de levar mais tempo para ser apreciada do que a Operação Stone, porque a primeira está mais exposta ao risco de imposição de remédios do que a segunda, (iv) são menores as chances de a proposta da Totvs ser aprovada sem restrições em comparação com a Operação Stone, e (v) em um cenário hipotético de imposição de remédios pelo CADE, a proposta da Totvs estaria sujeita a remédios mais significativos (estruturais) do que aqueles eventualmente aplicáveis para a Operação

Ata de Reunião Extraordinária do Conselho de Administração realizada em 1º de outubro de 2020
Anexo III – Comparação dos Principais Pontos da Proposta Totvs e da Operação Stone

		incidentes) em decorrência da Incorporação das Ações da Linx ("Obrigações Sujeitas a Vencimento Antecipado"); ou (ii) ter liquidado todas as suas Obrigações Sujeitas a Vencimento Antecipado; ou (iii) ter caixa representando 100% (cem por cento) do montante necessário para liquidar todas as suas Obrigações Sujeitas a Vencimento Antecipado (incluindo quaisquer penalidades incidentes); e (iv) Ausência de Alteração Adversa Relevante. Desde a data do Acordo de Associação e até a Data de Consumação da Operação Stone, a Linx não deverá ter sofrido qualquer Alteração Adversa Relevante (conforme definido no Acordo de Associação).	Stone. Em segundo parecer contratado pelo Comitê Independente, o escritório Demarest Advogados concluiu que (i) do ponto de vista concorrencial, a operação com a Totvs implica riscos consideravelmente maiores que a operação com a Stone; e (ii) considerando os vários fatores que impactam a análise, o processo antitruste da Operação Stone pode demandar de 5 a 6 meses, enquanto o da Operação Totvs pode demandar de 6 a 11 meses.
Efeitos caso a operação não se concretize	A Cláusula 6.7.1 do Protocolo Totvs dispõe que: • Na hipótese de o Tribunal do CADE: (i) impor restrições como condição para a aprovação da Operação Totvs e, após envidarem os melhores esforços, a Totvs e a Linx não consigam atender às restrições, ou (ii) reprovar a Operação Totvs, a Linx poderá dar a operação por resolvida e fará jus ao recebimento, da Totvs, a título de pré-fixação de perdas e danos, do montante de R$ 100 milhões (sem direito à indenização suplementar).	Nos termos do Acordo de Associação, conforme aditado, foi prevista multa compensatória no valor de R$ 453.750.000,00 ("Multa") será devida, integral ou parcialmente, conforme abaixo disposto: (i) A Linx deverá pagar a Multa à STNE em caso de descumprimento, pela Linx, das obrigações de exclusividade previstas no Capítulo 7 do Acordo de Associação no prazo de 5 (cinco) dias úteis após o recebimento da notificação por escrito neste sentido enviada pela STNE com a consequente rescisão do Acordo de Associação; (ii) A aprovação ou a contratação pela Linx ou por seus acionistas de uma Operação Concorrente, bem como a realização ou aceitação de uma Operação Concorrente (como definido no Acordo de Associação) pela Linx ou seus acionistas, sob qualquer forma, implicará na obrigação de pagamento da Multa pela Linx em favor da STNE, em até 5 (cinco) dias úteis a partir de tal data e na consequente rescisão do Acordo de Associação; (iii) Em caso de descumprimento por qualquer das Companhias, DLP ou StoneCo das suas respectivas obrigações assumidas no Acordo de Associação que resulte na rescisão do Acordo de Associação, a companhia infratora deverá pagar a Multa à companhia inocente, no prazo de 5 (cinco) dias úteis após o recebimento da notificação por escrito neste sentido enviada pela Companhia inocente; (iv) Após a efetividade do registro do Form F-4 da StoneCo, na hipótese de não realização da AGE da Linx acerca da Operação STNE ("AGE Linx") ou ausência de aprovação e/ou rejeição de qualquer matéria pela AGE Linx que impeça, inviabilize ou onere a consumação da Operação STNE, incluindo, mas não se limitando à não aprovação da proposta de dispensa da eventual obrigação da STNE de realizar a oferta pública para aquisição de ações da Linx, nos termos do Artigo 43 do estatuto social da Linx, em decorrência da aquisição de ações de emissão da Linx ou à não aprovação da proposta de dispensa da adesão da STNE ao segmento Novo Mercado da B3, a Linx deverá pagar o equivalente a 25% (vinte e cinco por cento) do valor da Multa (ou seja, R$ 112.500.000,00) para a STNE no prazo de 5 (cinco) dias úteis após a data em que ocorrer a AGE Linx ou após a data da AGE Linx em segunda ou a terceira convocação, se aplicável. Nessa hipótese, caso uma Operação Concorrente (como definido no Acordo de Associação), que tenha sido anunciada ou apresentada à Linx ou a seus acionistas até a data da referida AGE Linx, venha a ser aceita, aprovada ou contratada pela Linx ou seus acionistas durante o período de 12 (doze) meses após a AGE Linx ou após a data em que ficar caracterizada a ausência de realização da AGE Linx, que resultou na obrigação de pagamento da referida Multa, a Linx deverá pagar adicionalmente o equivalente a 75% (setenta e cinco por cento) do valor da Multa para a STNE no prazo de 5 (cinco) dias úteis após a aprovação, aceitação, contratação ou a consumação da Operação Concorrente, o que ocorrer primeiro; e	A proposta Stone prevê break-up fees semelhantes a outros precedentes de mercado e foram impostas pela Stone como condição do negócio submetido originalmente ao Conselho de Administração, tendo sido elemento determinante para a fixação do preço da oferta e apresentação da proposta em si aos acionistas Linx. Naquela ocasião, foram também negociadas compensações financeiras para a Linx caso a Stone não consumasse a transação, inclusive em virtude de não-aprovação pelo CADE. Sob essa perspectiva, a Proposta Totvs é menos vantajosa para os interesses da Linx, já que não prevê pagamento de multa em patamar semelhante àquele previsto no Acordo de Associação da Stone para as hipóteses de (1) eventual descumprimento, inclusive por omissão, por parte da Totvs, de qualquer obrigação por ela assumida na sua proposta, (2) rejeição da combinação de negócios objeto da Proposta Totvs pelos acionistas da Totvs, (3) rejeição da combinação de negócios pelo CADE, ou (4) aprovação com restrições que não possam ser superadas em boa-fé entre as partes. Adicionalmente, a Totvs, por meio de seus assessores, indicou que, se preciso fosse, litigaria com o Grupo Stone para invalidá-la, ou para exigir o ressarcimento cabível, o que vai de encontro a avaliação amparada pela opinião do Professor Arnoldo Wald, no sentido de que os termos dessa penalidade são plenamente válidos, sendo, portanto, devida pela Companhia a referida multa.

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Tel: 212-902-1000 | Fax: 212-902-3000

Goldman Sachs

PERSONAL AND CONFIDENTIAL

October 2, 2020

Board of Directors
LINX S.A.
Avenida Doutora Ruth Cardoso, 7,221
05425-902 São Paulo, SP
Federative Republic of Brazil

Gentlemen:

Attached is our opinion letter, dated October 2, 2020 ("Opinion Letter"), with respect to the fairness from a financial point of view to the holders (other than StoneCo Ltd. ("StoneCo") and its affiliates) of the outstanding shares of common stock, with no par value per share, of LINX S.A. (the "Company") of the Consideration (as defined in the Opinion Letter) to be paid to such holders pursuant to the Association Agreement and Other Covenants, dated as of August 11, 2020 and amended and restated as of September 1, 2020, by and between StoneCo, STNE Participações S.A., a wholly owned subsidiary of StoneCo ("Acquisition Sub"), DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan and the Company and the Protocol and Justification of Merger, dated as of October 2, 2020 executed by the management of the Company and Acquisition Sub.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its recommendation of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

Goldman Sachs & Co LLC
(GOLDMAN SACHS & CO. LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

Goldman Sachs

PERSONAL AND CONFIDENTIAL

October 2, 2020

Board of Directors
LINX S.A.
Avenida Doutora Ruth Cardoso, 7,221
05425-902 São Paulo, SP
Federative Republic of Brazil

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than StoneCo Ltd. ("StoneCo") and its affiliates) of the outstanding shares of common stock, with no par value per share (the "Shares"), of LINX S.A. (the "Company") of the Consideration (as defined below) to be paid to such holders pursuant to the Association Agreement and Other Covenants, dated as of August 11, 2020 and amended and restated as of September 1, 2020 (the "Association Agreement"), by and between StoneCo, STNE Participações S.A., a wholly owned subsidiary of StoneCo ("Acquisition Sub"), DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan and the Company and the Protocol and Justification of Merger, dated as of October 2, 2020 (the "Merger Protocol", together with the Association Agreement, the "Agreements") executed by the management of the Company and Acquisition Sub. The Agreements provide that the Company will be merged with and into Acquisition Sub and that the holders of Shares will receive, in exchange for each of their existing Shares, one (1) Class A preferred share and one (1) Class B preferred share of Acquisition Sub, which will be converted at the closing of the transaction, respectively, into R$ 31.56 in cash, (the "Cash Consideration") and 0.0126774 class A shares of StoneCo traded on NASDAQ, par value US$0.000079365 per share ("StoneCo Common Stock"), of StoneCo (the "Stock Consideration", together with the Cash Consideration, the "Consideration"). Section 1.3 and Section 1.6 of the Association Agreement provide for certain adjustments to the Consideration, as to which adjustments we are expressing no opinion.

Goldman Sachs & Co. LLC, Goldman Sachs do Brasil Banco Múltiplo S.A. (together with Goldman Sachs & Co. LLC, "we") and their affiliates (together with Goldman Sachs & Co. LLC and Goldman Sachs do Brasil Banco Múltiplo S.A., "Goldman Sachs") are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, StoneCo, any of their respective affiliates and third parties, including Madrone Capital Partners ("Madrone"), HR Holdings, LLC, André Street, Eduardo Cunha Monnerat Solon de Pontes and Thomas A. Patterson, all significant shareholders of StoneCo ("Significant Shareholders"), and any of their respective affiliates or portfolio companies, or any currency or

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Board of Directors
LINX S.A.
October 2, 2020
Page 2

commodity that may be involved in the transaction contemplated by the Agreements (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which will be paid upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner with respect to a public offering of 32,774,601 Shares in June 2019. We also have provided certain financial advisory and/or underwriting services to StoneCo and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as global coordinator with respect to the initial public offering of 54,886,364 shares of StoneCo Common Stock in October 2018; and as global coordinator with respect to a public offering of 20,642,500 shares of StoneCo Common Stock in April 2019. We also have provided certain financial advisory and/or underwriting services to Madrone and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner with respect to unsecured consumer loan asset-backed securitization transactions (aggregate principal amount $275,000,000) by Oportun Financial Corporation ("Oportun"), a portfolio company of Madrone, in October 2018; as lead bookrunner with respect to unsecured consumer loan asset-backed securitization transactions (aggregate principal amount $175,000,000) by Oportun in November 2018; as lead bookrunner with respect to unsecured consumer loan asset-backed securitization transactions (aggregate principal amount $279,400,000) by Oportun in July 2019; and as joint bookrunner with respect to a public offering of convertible senior notes due 2025 (aggregate principal amount $350,000,000) by Enphase Energy Incorporated, a portfolio company of Madrone, in March 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, StoneCo, Significant Shareholders and their respective affiliates and, as applicable, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Madrone and its affiliates from time to time and may have invested in limited partnership units of affiliates of Madrone from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreements; annual reports to stockholders of the Company and StoneCo for the one year and two years ended December 31, 2019, respectively; the Company's Registration Statement on Form F-1, including the prospectus contained therein dated June 25, 2019; StoneCo's Registration Statements on Form F-1, including the prospectuses contained therein dated April 1, 2019 and October 22, 2018, respectively; the Company's Management Proposal (*Proposta da Administração*); certain interim reports to stockholders of the Company and StoneCo; certain other communications from the Company and StoneCo to their respective stockholders; certain publicly available research analyst reports for the Company and StoneCo; and certain internal financial analyses and forecasts for the Company as prepared by the management of the Company and approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and StoneCo, and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the Shares and shares of StoneCo Common Stock; compared certain financial and stock market information for the Company and StoneCo with similar information for certain other companies the securities of

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October 2, 2020
Page 3

which are publicly traded; reviewed the financial terms of certain recent business combinations in the software industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or StoneCo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or StoneCo or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than StoneCo and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreements. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreements or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than StoneCo and its affiliates) of Shares pursuant to the Agreements or otherwise. We are not expressing any opinion as to the prices at which shares of StoneCo Common Stock or the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company or StoneCo or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or StoneCo or the ability of the Company or StoneCo to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction, and is not, and should not be considered, a valuation, appraisal report or *laudo de avaliação*. This opinion has been approved by a fairness committee of Goldman Sachs.

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors
LINX S.A.
October 2, 2020
Page 4

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than StoneCo and its affiliates) of Shares pursuant to the Agreements is fair from a financial point of view to such holders.

Very truly yours,

Goldman Sachs & Co LLC
(GOLDMAN SACHS & CO. LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

São Paulo, 29 de setembro de 2020.

À

LINX S.A.

Av. Doutora Ruth Cardoso, nº 7221, Conjunto 701, Bloco A, Sala 1, Ed. Birmann 21, Pinheiros.

São Paulo – SP

Atenção: Senhores João Cox e Roger de Barbosa Inglod, Conselheiros Independentes da Linx S.A..

Ref.: OPINIÃO DE VALOR sobre a proposta financeira a respeito da venda da totalidade das ações da Linx S.A.

Prezados Senhores,

O BR Partners Assessoria Financeira Ltda. ("**BR Partners**") foi contratado pela **Linx S.A.** ("**Companhia**"), nos termos da Carta Mandato, celebrada entre referidas partes em 06 de setembro de 2020 **("Contrato")**, para a emissão de uma opinião independente ("**Fairness Opinion**" ou "**Opinião**") para suportar a avaliação dos Conselheiros Independentes em relação às atuais propostas apresentadas à Companhia e seus acionistas, envolvendo a aquisição da totalidade de suas ações por meio de uma parcela em caixa pago pelas ações da Companhia e da incorporação da totalidade das ações de sua emissão, com a consequente atribuição de ações de emissão do proponente incorporador aos atuais acionistas da Companhia, com base na relação de troca constante da proposta ("**Transação**").

1. Extensão e Propósito da Avaliação.

O propósito específico desta Opinião é expressar as conclusões do BR Partners exclusivamente acerca dos aspectos financeiros da proposta apresentada pela StoneCo Ltd.

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("**Comprador**") para aquisição por meio de: (i) pagamento em caixa ("**Caixa**") e (ii) incorporação da totalidade das ações da Companhia com a entrega aos acionistas da Companhia, em troca pelas ações desta extintas com a incorporação, de ações de emissão do Comprador ("**Ações**"). Com a concretização da Transação, o Comprador passará a ser titular de 100% das Ações, nos termos do "Acordo de Associação" ("**Proposta**"), disponibilizada de forma pública pela Companhia através de seu site de relação com investidores.

Nos termos da Transação, **sujeito ao cumprimento dos termos, condições e ajustes previstos em seus documentos vinculativos**, em consideração pela aquisição das ações de emissão da Companhia, seus acionistas receberão (i) 0,0126774 Ações de emissão do Comprador por cada ação da Companhia, incorporada e (ii) o pagamento do montante em caixa de R$31,56 por ação da Companhia ("**Consideração Agregada**"), conforme especificado na Proposta. Ressaltamos que a descrição da Transação acima não reproduz todos os detalhes da Transação, os quais constam com maior especificidade nos documentos da Transação.

2. Metodologia Utilizada

Após recebimento e análise das informações, o BR Partners verificou diversas metodologias de avaliação econômico-financeira e concluiu como apropriada a do Fluxo de Caixa Descontado, que presume premissas operacionais e financeiras, com base nas melhores estimativas sobre a Companhia, fornecidas pela própria Companhia ao BR Partners. Tais premissas operacionais e financeiras, bem como projeções, utilizadas na preparação da análise econômico-financeira da Transação ("**Apresentação**") foram fornecidos e posteriormente validados pela Companhia, com a consequente realização de todos os ajustes no modelo financeiro utilizados para a elaboração da Apresentação e desta Opinião. As estimativas financeiras fornecidas pela Companhia consideram sua própria visão sobre seu resultado financeiro esperado. Neste sentido, o BR Partners não assume qualquer responsabilidade pelas estimativas e projeções, preparadas e fornecidas pela própria Companhia. Tampouco o BR Partners assume qualquer responsabilidade sobre as premissas utilizadas na preparação de referidas estimativas e projeções.

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3. Natureza e Fonte das Informações nas quais se baseou

Para elaboração desta Opinião, o BR Partners considerou e analisou exclusivamente as seguintes informações, projeções e documentos fornecidos pela Companhia:

- Modelo financeiro plurianual;
- Orçamento de resultados do ano de 2020;
- Arquivo de perguntas e respostas discutido entre o BR Partners e a Companhia.

Adicionalmente, o BR Partners realizou interações com executivos e administradores da Companhia a respeito da Transação, atestando, dessa forma, a razoabilidade e aplicabilidade de tais premissas e projeções para elaboração da análise. A Companhia também declara que tais materiais foram preparados de boa-fé.

O BR Partners desde já esclarece que as análises e conclusões da Apresentação e desta Opinião poderão ser distintas das que efetivamente constam em tais documentos, caso haja alterações materiais em qualquer dos materiais fornecidos pela Companhia ao BR Partners sob a forma de "minuta", acima listados, inclusive, mas não se limitando à proposta de aquisição e aos documentos da Transação.

4. Premissas e Ressalvas

- O BR Partners não assumiu a responsabilidade de conduzir, e, de fato, não conduziu, (i) verificação independente de qualquer informação financeira, comercial ou outras informações utilizadas, recebidas, revisadas ou consideradas para a emissão desta Opinião; (ii) qualquer avaliação de ativos e passivos (contingentes ou não) da Companhia; (iii) auditoria técnica das condições dos ativos e passivos da Companhia, ou (iv) qualquer outro tipo de diligência contábil, legal, fiscal, regulatória, financeira ou de qualquer outra forma sobre a Companhia.

- Todas as estimativas e projeções financeiras da Transação utilizadas na análise econômico-financeira que acompanha esta Opinião ("**Apresentação**"), e que fundamentam suas conclusões, foram fornecidas pela Companhia ou com a sua anuência ao BR Partners até o dia 29 de setembro de 2020 ("**Data de Emissão**"), de

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boa-fé, no melhor entendimento da Companhia de que essas estimativas e projeções são críveis e idôneas e as consideramos exatas, completas, precisas e suficientes em todos os seus aspectos relevantes. Quaisquer estimativas e projeções sobre a Companhia, descritos ou utilizados na Apresentação, foram disponibilizados, preparados, utilizados e/ou discutidos com o BR Partners pelos representantes da Companhia, obtidas de fontes públicas consideradas idôneas e fidedignas, e/ou baseadas em estimativas e projeções ali presentes e presumimos e confiamos na exatidão, conteúdo, veracidade, consistência, completude, suficiência e integralidade das informações analisadas por nós ou conosco discutidas.

- A Apresentação e as conclusões desta Opinião foram elaboradas levando em consideração as projeções de volume de comercialização, *capex*, estrutura de custos e despesas fornecidas pela Companhia, bem como um cenário de projeções revisado pela Companhia.

- O BR Partners não assume qualquer responsabilidade ou obrigação de indenização em razão do conteúdo, exatidão, veracidade, integridade, consistência, suficiência e precisão das informações, estudos, projeções ou previsões que lhe foram fornecidas pela Companhia, utilizados na Apresentação e/ou nesta Opinião.

- Caso qualquer das premissas utilizadas na preparação da Apresentação e dessa Opinião ou qualquer das informações fornecidas ao BR Partners pela Companhia se prove, de qualquer forma, incorreta, incompleta ou imprecisa, as conclusões da Apresentação e desta Opinião podem ser alteradas de forma substancial.

- Esta Opinião, incluindo a análise e as conclusões a ela relacionadas, não foi preparada com vistas à satisfação de qualquer lei ou regulamento societário, de mercado de capitais ou relativo a valores mobiliários. Esta Opinião não é, nem deve ser lida como se fosse, (i) um parecer; ou (ii) um laudo técnico ou laudo de avaliação, conforme definido na legislação brasileira, inclusive na Lei 6.404/1976 ("**Lei das Sociedades por Ações**"). Além disso, esta Opinião e a Apresentação não deverão ser utilizadas para o atendimento de quaisquer requisitos legais ou regulamentares aplicáveis à Companhia e/ou à Transação, no âmbito de quaisquer eventos societários e/ou operações de mercado de capitais a ela relacionados, incluindo-se, mas sem limitação, aos artigos 4º, 8º, 45, 227, 256 e 264 da Lei das Sociedades por Ações, à

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regulamentação da Comissão de Valores Mobiliários – CVM e da Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, da *Securities and Exchange Comission* e/ou da *Financial Industry Regulatory Authority*.

- Os órgãos deliberativos, os administradores e os acionistas da Companhia são os únicos e exclusivos responsáveis por quaisquer decisões tomadas, com base em suas próprias análises dos riscos, conveniência e benefícios da Transação. O BR Partners não assume e não se responsabiliza por qualquer prejuízo e/ou perdas, diretas ou indiretas, ou lucros cessantes eventualmente relacionados à Apresentação e a esta Opinião, incorridos pela Companhia e/ou por seus acionistas. A presente Fairness Opinion não confere direitos à administração da Companhia ou a qualquer acionista, detentor de valores mobiliários ou credor da Companhia. Este documento não é, e não deve ser utilizado como, uma recomendação ou opinião para os acionistas da Companhia com relação ao posicionamento que eles devem tomar com relação à aceitação da Transação. Todos os acionistas devem conduzir suas próprias análises sobre a Transação e, ao avaliar a Transação, devem se basear nos seus próprios assessores financeiros, fiscais e legais.

- Esta Opinião não avalia (i) qualquer outro aspecto além do valor econômico-financeiro da Transação ou (ii) qualquer outra implicação da Transação ou (iii) qualquer contrato, acordo ou entendimento a ela relacionado. Esta Opinião restringe-se à análise da Consideração Agregada da Transação oferecida pelo Comprador aos acionistas da Companhia, conforme a Proposta e demais documentos vinculativos e o BR Partners não expressa qualquer opinião a respeito de eventual impacto da aceitação ou não da Transação no valor das ações ou outros títulos mobiliários da Companhia negociadas no mercado de valores mobiliários a qualquer tempo.

- A análise econômico-financeira elaborada pelo BR Partners avaliou única e exclusivamente a Consideração Agregada oferecida pelo Comprador, considerando a avaliação financeira da Companhia feita pela BR Partners e o valor por ação da Companhia oferecido pelo Comprador e pela Totvs S.A., respectivamente, bem como as informações de mercado e as fornecidas pela Companhia quanto à sua situação financeira. Não foram analisadas e não fizeram parte do nosso escopo de trabalho

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qualquer análise, avaliação, opinião ou consideração em relação a quaisquer quantias decorrentes de contratos, condições ou pagamentos por eventuais serviços, obrigações de não concorrência ou contratações com a Companhia, que possam eventualmente ser pagas aos seus administradores ou acionistas controladores, que não a Consideração Agregada oferecida como contraprestação aos seus acionistas, pelas ações da Companhia. A Transação poderá trazer benefícios à Companhia decorrentes de sinergia com os negócios desenvolvidos tanto pelo Comprador como pela Totvs S.A., no entanto não recebemos qualquer indicação formal ou material ou informações em relação a possíveis sinergias, que nos permitissem calcular ou avaliar eventuais potenciais sinergias que possam resultar da Transação com qualquer uma das proponentes.

- O BR Partners não foi contratado pela Companhia para assessorá-la em quaisquer outros aspectos da Transação, especialmente no que diz respeito à condução das negociações e à estruturação da Transação, restringindo-se apenas à elaboração da Apresentação e à emissão desta Opinião endereçada aos Conselheiros Independentes, eleitos para o Comitê Especial Independente da Companhia, cuja constituição foi ratificada em Reunião do Conselho de Administração da Companhia realizada em 01º de setembro de 2020. Adicionalmente, esta Opinião não trata dos méritos estratégicos e comerciais da Transação, em comparação com outras estratégias ou operações negociais que possam estar disponíveis à Companhia, forma como a Transação foi conduzida pela Companhia, nem trata da forma ou estrutura da Transação, ou de eventual decisão estratégica e comercial das partes envolvidas na Transação, ou dos efeitos da sua realização, e nem a Apresentação e nem esta Opinião levam em conta esses fatos e, assim sendo, não nos compete qualquer responsabilidade (seja por força de contrato, disposições de responsabilidade civil ou por outros motivos) oriunda de tais análises ou advinda de quaisquer riscos, incluindo-se riscos de imagem e reputação assumidos pela Companhia em relação à Transação. Nossas análises não incluem benefícios ou perdas operacionais, eventual ágio da Transação, valor incremental e custos, caso existam, a partir da sua divulgação, exceto se de outra forma indicado expressamente neste material. Adicionalmente, nossas análises não distinguem e tampouco consideram ou incluem eventuais alterações regulatórias nos setores de atuação direta ou indireta da Companhia.

- Adicionalmente, dados e informações de mercado relacionados ao cenário macroeconômico necessários para a realização da análise econômico-financeira pelo

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BR Partners foram obtidos junto a publicações do Banco Central do Brasil, Bloomberg e Capital IQ, os quais podem ser substancialmente diferentes dos resultados efetivamente verificados no futuro, uma vez que a análise e valores da análise econômico-financeira da Transação são baseados em previsões de resultados financeiros futuros.

- O BR Partners receberá uma remuneração fixa a ser paga pela Companhia mediante a entrega desta Opinião, remuneração esta que independe do resultado de qualquer deliberação favorável ou desfavorável dos órgãos deliberativos da Companhia sobre a Transação.

- O BR Partners não expressou qualquer opinião em relação a quaisquer consequências, incluindo fiscais, regulatórias, jurídicas ou outras, que possam resultar da Transação, tampouco sua opinião considera qualquer aspecto legal, fiscal, regulatório ou contábil, acerca dos quais o BR Partners entende que a Companhia e seus órgãos deliberativos obtiveram o assessoramento necessário de profissionais qualificados.

- O BR Partners declara que não possui interesse, direto ou indireto, na Transação.

- O BR Partners não assume qualquer obrigação de atualizar revisar, reformular, complementar ou de retificar a Apresentação ou esta Opinião, no todo ou em parte, para qualquer fim ou propósito, após a Data de Emissão.

- Não nos foi solicitado considerar, e nosso trabalho não considera, os méritos relativos à Transação quando comparada com qualquer outra alternativa ou estratégia de negócios que possa existir para a Companhia. Adicionalmente, não pretendemos definir o preço pelo qual os ativos ou ações da Companhia deveriam ser negociadas a qualquer momento.

5. O Fórum em que a Opinião foi Apreciada e Aprovada

A Apresentação e esta Opinião foram elaboradas por uma equipe técnica do BR Partners com relevante *expertise* em avaliações econômico-financeiras. Adicionalmente, a Apresentação e esta Opinião, depois de preparadas pela equipe técnica do BR Partners,

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foram submetidas à análise crítica de um comitê interno do BR Partners ("**Comitê de Avaliação**"), composto por diretores do BR Partners com ampla e reconhecida experiência em fusões e aquisições e avaliações de empresas e ativos. Neste sentido, para garantir a isenção dos membros do Comitê de Avaliação na análise crítica dos termos e conclusões da Apresentação e desta Opinião, nenhum de seus membros foi parte da equipe técnica do BR Partners que elaborou referidos documentos.

Todas as críticas, comentários e sugestões do Comitê de Avaliação foram endereçados pela equipe técnica do BR Partners responsável pela elaboração da Apresentação e desta Opinião. Apenas após uma nova revisão e aprovação do Comitê de Avaliação sobre os materiais em questão que a Apresentação e esta Opinião foram encaminhadas para os órgãos deliberativos da Companhia.

6. Avaliação se a Transação é Justa e Equitativa ou não, do Ponto de Vista Financeiro

Sujeito ao exposto acima e às demais considerações contidas na Apresentação, na presente data, a Consideração Agregada Transação, do ponto de vista exclusivamente financeiro, é justa para os acionistas da Companhia, tendo em vista os padrões de mercado atuais.

Essa é a Opinião do BR Partners, preparada exclusivamente em português e regida pelas leis da República Federativa do Brasil, sobre a Transação. O BR Partners está à disposição para prestar os esclarecimentos adicionais que se façam necessários aos órgãos deliberativos da Companhia.

Atenciosamente,

____

BR Partners Assessoria Financeira Ltda.

Documento assinado por meio eletrônico, conforme MP 2200-2 de 24/08/2001.

TEXT - 52698750v1 10367.12

8

Protocolo de Assinatura(s)

O Documento acima foi submetido para assinatura eletrônica, na plataforma de assinaturas FEPWeb™. Para garantir sua autenticidade e verificar as assinaturas, por favor, utilize o endereço a seguir: **https://brpartners.fepweb.com.br/fepweb-signer-ui/#/session/validate-doc** copiando o código abaixo para verificar a validade deste documento:

Código Verificador : 05E148F0-26EF-4E76-846D-A36F75C184E6

Segue abaixo os nomes com poderes e que efetivaram as assinaturas :

BR Partners – Fairness Opinion para os Conselheiros Independentes da Linx

Jairo eduardo loureiro filho Assinou em 30/09/2020 16:39:14 jairo.loureiro@brap.com.br	Ricardo Fleury Cavalcanti De Albuquerque Lacerda Assinou em 30/09/2020 16:53:12 ricardo.lacerda@brap.com.br
válido:✓ não-expirado:✓ não-revogado:✓	válido:✓ não-expirado:✓ não-revogado:✓

Documento assinado por meio eletrônico, conforme MP 2200-2 de 24/08/2001.

Documento assinado por meio eletrônico, conforme MP 2200-2 de 24/08/2001.

MINUTA

LINX S.A.
Companhia Aberta de Capital Autorizado
CNPJ/ME nº 06.948.969/0001-75
NIRE 35.300.316.584

EDITAL DE CONVOCAÇÃO
DE
ASSEMBLEIA GERAL EXTRAORDINÁRIA

Ficam convocados os senhores acionistas da Linx S.A. ("Companhia") a reunirem-se em Assembleia Geral Extraordinária ("AGE") que será realizada no dia 17 de novembro de 2020, às 14:00 horas, de modo exclusivamente virtual, com participação por meio de sistema eletrônico a ser oportunamente informado, com a possibilidade de envio do Boletim de Voto a Distância, nos termos do artigo 4º, §2º, inciso II da Instrução CVM nº 481/09 ("ICVM 481"). A administração recomenda a leitura dos materiais e documentos sobre propostas recebidas e avaliadas pela Companhia indicados na Proposta da Administração, que inclui a avaliação da administração da Companhia sobre a proposta apresentada publicamente pela Totvs S.A., companhia aberta, inscrita no CNPJ/ME sob o nº 53.113.791/0001-22 ("Totvs"). A AGE terá a seguinte ordem do dia:

(1) a aprovação do "*Protocolo e Justificação de Incorporação das Ações de Emissão da Linx S.A. pela STNE Participações S.A.*" ("Protocolo e Justificação"), celebrado em 2 de outubro de 2020 pelos administradores da Companhia e da STNE, e a incorporação da totalidade das ações de emissão da Companhia pela STNE Participações S.A., inscrita no CNPJ/ME sob o nº 35.767.420/0001-82 ("STNE"), controlada pela StoneCo Ltd., inscrita no CNPJ/ME sob o nº 31.752.270/0001-82 ("StoneCo") ("Incorporação de Ações"), nos termos e condições previstos no Protocolo e Justificação;

(2) a aprovação da dispensa de ingresso da STNE no Novo Mercado, no contexto da Incorporação de Ações, conforme previsto no artigo 46, parágrafo único, do Regulamento do Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão;

(3) a aprovação da dispensa da realização da oferta pública de aquisição de ações de emissão da Companhia prevista no artigo 43 do Estatuto Social, no contexto da proposta de reorganização societária prevista no Protocolo e Justificação;

(4) observadas as disposições do Acordo de Associação e Outras Avenças celebrado com a STNE em 11.08.2020, conforme aditado em 01.09.2020 e 02.10.2020, caso qualquer das matérias anteriormente deliberadas relacionadas à proposta de Incorporação de Ações envolvendo a STNE não seja aprovada na data da AGE, autorizar a continuidade das interações com a Totvs, caso a validade da sua proposta de combinação de negócios seja estendida.

As propostas de deliberação descritas nos itens (1) a (3) da ordem do dia indicadas acima são negócios jurídicos interdependentes, sendo premissa que cada uma das deliberações sobre esses itens não tenha eficácia, individualmente, sem que as demais também tenham. Dessa forma, caso a AGE rejeite qualquer das matérias constantes em qualquer de tais itens ou não sejam obtidas as aprovações societárias ou satisfeitas as condições previstas no Protocolo e Justificação, as matérias eventualmente aprovadas na AGE com relação a esse item não produzirão efeitos.

Tendo em vista a interdependência das matérias objeto da ordem do dia, caso não seja atingido, em

MINUTA

primeira convocação, o quórum de instalação previsto no Art. 135 da Lei das S.A. (i) a AGE não será instalada; e (ii) a administração da Companhia tomará as providências para segunda convocação da AGE, com a mesma ordem do dia, respeitados os prazos aplicáveis.

1. Documentos à Disposição dos Acionistas:

Toda a documentação pertinente às matérias que serão deliberadas na AGE encontra-se à disposição dos acionistas, na sede da Companhia e na internet (ri.linx.com.br, www.cvm.gov.br e www.b3.com.br).

2. Legitimação e Representação:

Os acionistas participarão da AGE de forma remota, por meio de sistema eletrônico a ser oportunamente informado, com a utilização de vídeo e áudio, nos termos do Manual de Participação na AGE e Proposta de Administração, que também estabelece em maiores detalhes os documentos necessários ao credenciamento prévio e à participação virtual e o endereço eletrônico para o qual deverá ser enviado o link de acesso à AGE. Poderão participar da AGE ora convocada os acionistas titulares de ações emitidas pela Companhia, por si, seus representantes legais ou procuradores, desde que referidas ações estejam escrituradas em seu nome junto à instituição financeira depositária responsável pelo serviço de ações escriturais da Companhia, conforme disposto no art. 126 da Lei da S.A. Os acionistas, além de exibirem documentos hábeis de identificação, deverão apresentar, com antecedência mínima de 2 (dois) dias, na hipótese de representação por procuração, instrumento de mandato devidamente formalizado e assinado pelo acionista outorgante, na forma detalhada no Manual de Participação na AGE publicado pela Companhia e disponível em ri.linx.com.br, www.cvm.gov.br e www.b3.com.br. O The Bank of New York Mellon, instituição financeira depositária dos ADRs da Companhia nos Estados Unidos da América, enviará aos titulares dos ADRs a documentação necessária para que se façam representar na AGE, observando os termos e procedimentos, inclusive no que se refere ao mecanismo de proxy, estabelecidos no "Contrato de Depósito" assinado com a Linx, conforme aplicável. A Companhia ainda disponibilizará para a AGE o sistema de votação a distância, nos termos da ICVM 481, permitindo que seus acionistas exerçam seu direito de voto por meio do preenchimento e envio de boletim de voto à distância. Conforme a regulamentação aplicável, os acionistas deverão enviar seus respectivos boletins de voto à distância por meio de seus agentes de custódia ou ao escriturador de ações da Companhia ou, ainda, diretamente à Companhia, conforme as orientações constantes do Manual de Participação na AGE. Em qualquer hipótese, o boletim de voto à distância deverá ser recebido pela Companhia com até 7 (sete) dias de antecedência da AGE.

A AGE será gravada, nos termos do Artigo 21-C, §1º, inciso III da ICVM 481, e a Companhia não se responsabilizará por problemas de conexão que os participantes credenciados possam enfrentar ou outras situações que não estejam sob o controle da Companhia, tais como instabilidade na conexão com a internet ou incompatibilidade do sistema eletrônico com o equipamento do participante.

São Paulo, 2 de outubro de 2020.

Nércio José Monteiro Fernandes
Presidente do Conselho de Administração

2

LINX S.A.
Publicly-Held Company with Authorized Capital
Taxpayers Registry No. (CNPJ): 06.948.969/0001-75
NIRE: 35.300.316.584

MINUTES OF THE FISCAL BOARD'S MEETING
HELD ON OCTOBER 1, 2020

Date, Time and Place: On the first day of October of 2020, at 23h20, by videoconference.

Call Notice: Call notice waived due to the attendance of all members of the Fiscal Board.

Attendance: All effective members of the Company's Fiscal Board were present, namely: João Adamo Junior, Flavio Cesar Maia Luz and Marcelo Amaral Moraes, by videoconference, besides Mr. Fernando Silveira Carvalho, partner of TozziniFreire Advogados, law firm specially hired by the Fiscal Council. .

Presiding Board: Chairman: João Adamo Junior; Secretary: Fernando Silveira Carvalho.

Agenda and Resolutions: The members of the fiscal council of Linx S.A. ("Company"), in the exercise of the attribution granted thereto by item III of article 163 of Law No. 6,404/76, having participated in the Board of Directors' Meeting, held on this date, and having analyzed the minutes of the Independent Committee's Meeting (also held on this date, which was read to all present in the Board of Directors' Meeting), analyzed the following matters:

(A.1) the comparison between (i) the publicly made proposal by Totvs S.A., reflected in the draft "Protocol and Justification of Merger of Shares" submitted to the Company's Independent Committee ("Totvs Proposal"), and (ii) the offer presented by STNE Participações S.A., controlled by StoneCo Ltd., pursuant to the draft of the "Protocol and Justification of Merger of Shares of Linx S.A. by STNE Participações S.A." ("Stone Offer");

(A.2) the legal opinions hired by the Company and by the Independent Committee regarding corporate and antitrust matters involved in the Totvs Proposal and in the Stone Offer;

(A.3) fairness opinions issued by BR Partners Assessoria Financeira Ltda. and by Goldman Sachs regarding the Stone Offer;

(A.4) the decision of the Independent Committee to recommend to the Company's General Shareholders' Meeting the approval of the Stone Offer, based on the analysis indicated above ("Administration Proposal").

(B) decided, unanimously, after the analysis of the matters listed on items (A.1) to (A.4) above, to approve, in conformity with their attributions pursuant to Law No. 6,404/76, the Administration Proposal to be submitted to the resolution of the Company's General Meeting, which is in accordance with the applicable legal requirements, pursuant to the opinion included in Annex I to these minutes.

Adjournment: Having nothing further to discuss, Mr. Chairman offered the floor to those present and, as there was no pronouncement, the session was adjourned and these minutes were drawn up and, after read and found to be in order, were signed by all members of the Fiscal Board in attendance.

São Paulo, October 1, 2020.

Presiding Board:

____________________________	____________________________
João Adamo Junior Chairman	Fernando Silveira Carvalho Secretary

Members of the Fiscal Board in Attendance:

____
Flavio Cesar Maia Luz

____
João Adamo Junior

____
Marcelo Amaral Moraes

2

EXHIBIT I OF THE MINUTES OF THE FISCAL BOARD'S MEETING HELD ON OCTOBER 1, 2020

LINX S.A.
Publicly-Held Company with Authorized Capital
CNPJ: 06.948.969/0001-75
NIRE: 35.300.316.584

FISCAL BOARD'S OPINION

The effective members of the Fiscal Board of Linx S.A. ("Company"), undersigned, in the exercise of the attribution granted to them under item III of article 163 of Law No. 6,404/76 ("Corporations Law"), in a meeting held on this date, analyzed and discussed the following matters, having participated in the meeting of the Board of Directors, held on this date, and having analyzed the minutes of the meeting of the Independent Committee (also held on this date, which was read to those present at the meeting of the Board of Directors), analyzed the following matters:

(1) the comparison between (i) the publicly made proposal by **TOTVS S.A.**, reflected in the draft "Protocol and Justification of Merger of Shares" submitted to the Company's Independent Committee ("Totvs Proposal"), and (ii) the offer presented by **STNE PARTICIPAÇÕES S.A.**, controled by StoneCo Ltd., pursuant to the draft "Protocol and Justification of Merger of Shares of Linx S.A. by STNE Participações S.A." ("Stone Offer");

(2) the legal opinions hired by the Company and by the Independent Committee regarding corporate and antitrust matters involved in the Totvs Proposal and in the Stone Offer;

(3) fairness opinions issued by BR Partners Assessoria Financeira Ltda. and by Goldman Sachs regarding the Stone Offer;

(4) the decision of the Independent Committee to recommend to the Company's General Shareholders' Meeting the approval of the Stone Offer, based on the analysis indicated above ("Administration Proposal").

Based on the analysis of the referred matters, the effective members of the Fiscal Council manifested their approval, in conformity with their attributions pursuant to Corporations Law, of the Administration Proposal, which is in compliance with the applicable legal requirements, to be submitted to the resolution of the Company's General Shareholders' Meeting.

3

São Paulo, October 1, 2020.

____

Flavio Cesar Maia Luz

____

João Adamo Junior

____

Marcelo Amaral Moraes

4

LINX S.A.

Publicly-Held Company with Authorized Capital

National Register of Legal Entities No. (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE AUDIT COMMITTEE'S MEETING
HELD ON OCTOBER 1, 2020

Date, Time and Place: On the first day of October of 2020, at 23h20, on the headquarters of Linx S.A. ("Company"), at the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7.221, suite 701, block A, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

Call Notice: Call notice waived due to the attendance of all members of the Audit Committee.

Attendance: All effective members of the Company's Audit Committee were present, namely: Pedro Jaime Cervatti and Roger de Barbosa Ingold, as well as Mr. João Cox Neto, Independent Director and Coordinator of the Audit Committee, by videoconference.

Presiding Board: Chairman: João Cox Neto; Secretary: Ana Paula Frigo.

Agenda: pursuant to article 9 of the Internal Regiment of the Audit Committee, to give an opinion on the proposal for the merger of the shares of the Company by STNE PARTICIPAÇÕES S.A., a joint-stock corporation enrolled with the National Register of Legal Entities (CNPJ/ME) under No. 35.767.420/0001-82, with headquarters in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, zip code 04547-006 ("STNE"), controlled by StoneCo Ltd. ("StoneCo"), in the form of articles 224, 225 and 252 of Law No. 6,404/76 ("Stone Transaction"), pursuant to the terms and conditions foreseen in the Association Agreement of August 11, 2020, as amended on September 1, 2020, and on the Protocol and Justification of the Merger of Shares of Linx by STNE to be entered into by the managers of the Company and of STNE ("Protocol").

Resolutions: the meeting was installed and the discussions were initiated as reported below:

(i) members João Cox and Roger Ingold described the gathering of information and the evaluation conducted by the Independent Committee on the Totvs Offer, which were formalized in the minutes of the Independent Committee made available to the Audit Committee and listed on **Annex I**;

(ii) the members of the Audit Committee analyzed also: (a) the legal opinions requested by the Company and by the Independent Committee of renowned jurists on several aspects of the Stone Transaction, (b) the financial analysis of BR Partners regarding the Stone Transaction and the Totvs Proposal (**Annex II**); (c) the fairness opinions prepared by Goldman Sachs and BR Partners, attached hereto as **Annex III**; and (d) the Protocol, its exhibits, and all other aspects to be submitted to the General Shareholders' Meeting which will appraise the Stone Transaction (**Annex IV**).

(iii) after examination of the documents and the discussions related to the Stone Transaction, as well as the analysis of the comparative studies prepared by financial and legal advisors, and considering:

(a) that the Audit Committee is the advice body related to the Board of Directors and, pursuant to article 9 of its Internal Regiment, the Audit Committee is responsible to report and recommend to the Board of Directors its opinion on the proposals of the administration bodies to be submitted to the General Shareholders' Meeting;

(b) in addition to the legal opinions requested by the Company of jurists Nelson Eizirik and Fábio Ulhôa Coelho, the Independent Committee also requested a legal opinion of Professor Arnoldo Wald to evaluate several aspects of the Stone Transaction, as detailed below:

(b.i) Professor Arnoldo Wald stated that (1) the provision for compensatory fine in the Association Agreement does not imply any restrictions to the exercise of the voting rights by the Company's shareholders, and does not imply any legally questionable lien to their right to receive third-party proposals; (2) the approval of the compensatory fines constitutes a business judgment, constituting a decision taken by the independent directors in a thoughtful and informed manner; and (3) the hypothesis for compensatory fine set forth in Association Agreement are legally valid and justifiable, and their values are not legally questionable;

(b.ii) pursuant to the study presented by jurist Nelson Eizirik: (1) the Board of Directors did not create any undue liens to the shareholders of the Company by authorizing the execution of preliminary agreements including provisions related to break-up fees, both in what concerns the exercise of their right to vote in the GSM and in relation to the possibility to receive other acquisition proposals from third parties; (2) the compensatory fine equivalent to 7.2% of the transaction value, established as part of the exclusivity commitment in case a similar transaction is closed with a third party, is valid and justifiable, considering that it is in line with percentages practiced in similar transactions, was freely agreed in accordance to the legal provisions and does not prevent the receipt of competing offers; (3) the compensatory fine equivalent to R$112.500.000,00 applicable in case the GSM rejects the transaction with Stone is legally valid and justifiable, considering that it represents only 1.8% of the transaction's total amount and is compatible with the resources already incurred and those that are still to be borne by the Stone group due to their undertaken obligations;

(b.iii) pursuant to legal opinion present by Professor Fábio Ulhôa Coelho: (1) the agreed compensatory fine is licit and justifiable; (2) the compensatory fine does not hinder nor constraints the Company's shareholders to approve the transaction; (3) the compensatory fine established in case another transaction is closed corresponds to an usual business condition in the market, its amount is in accordance with the legal limit of Brazilian law and agreeing to it is not abusive.

(b.iv) according to an opinion presented by VMCA: (1) both Totvs and Stone transactions must be submitted to prior approval by CADE on ordinary rite; (2) CADE's appraisal of the Totvs Proposal tends to be more complex than the one of the Stone Transaction, (3) the transaction proposed by Totvs is more likely to take longer to be analyzed than the Stone Transaction, because the Totvs transaction is more exposed to remedy risks than the Stone one, (4) the Totvs Proposal has less expressive chances to be approved without any restrictions in comparison to the Stone Transaction, and (5) in an hypothetical scenario of imposition of remedies by CADE, the Totvs proposal would be subject to more significant (structural) remedies than the ones occasionally applicable to the Stone Transaction;

(b.v) the law firm Demarest Advogados presented an opinion that: (1) from an antitrust perspective, the transaction with Totvs implies risks that are considerably higher than the ones in the transaction with Stone; and (2) considering the several factors that may affect the analysis, the antitrust process of the Stone Transaction may take 5 to 6 months, while the Totvs transaction one may take 6 to 11 months.

(c) the indication of BR Partners of, after preparing an economic-financial evaluation of the Company and of the Stone Transaction and Totvs Proposal based exclusively on the informations received and, in view of the financial data available, the Stone Transaction

2

presents, on the date of the analysis, a financial result more advantageous to the shareholders of the Company in comparison to the Totvs Proposal;

(d) the fairness opinions presented by BR Partners and by Goldman Sachs, which confirm that the Company's valuation under the Stone Transaction was fair on the issuance date of the fairness opinions;

(e) the conditions provided on the Totvs Proposal, as comprehensively analyzed on the Independent Committee meeting held on this date;

(f) the understanding, based on the examination of all the documents, that the Stone Transaction is the one that better represents the interests of the Company and of its shareholders;

the members of the Aufit Committee, at the exercise of the attribution which is granted to them under the Internal Regiment, have formalized, unanimously and without any restrictions, its favorable opinion to the proposal of merger of shares of the Company by **STNE**.

Adjournment: Having nothing further to discuss, Mr. Chairman offered the floor to those present and, as there was no pronouncement, the session was adjourned and these minutes were drawn up and, after read and found to be in order, were signed by all members of the Audit Committee in attendance.

São Paulo, October 1, 2020.

Presiding Board:

____________________	____________________
João Cox Neto Chairman	Ana Paula Frigo Secretary

Members of the Fiscal Board in Attendance:

____

João Cox Neto

____

Pedro Jaime Cervatti

____

Roger de Barbosa Ingold

3

ANNEX I

Minutes of Meetings of the Independent Committee - Linx		
#	**Date**	**Matter**
1	26.08.2020	Discuss on the possible combinations of business with Stone or Totvs.
2	27.08.2020	Discuss on the possible combinations of business with Stone or Totvs.
3	28.08.2020 (14h)	Analyze the proposal of combination of businesses presented by Totvs.
4	02.09.2020	Organize the work plan in relation to the course of works with Totvs.
5	05.09.2020	Approval of the hiring of BR Partners for the preparation of a fairness opinion.
6	09.09.2020	Discuss on the possible combinations of business with Stone or Totvs.
7	10.09.2020	Discuss on main points to be clarified on the Totvs proposal.
8	11.09.2020	Approve the hiring of law firm Vinicius Marques de Carvalho Advogados for the rendering of specialized antitrust legal counsel services.
9	14.09.2020	Discuss the association agreement entered into with Stone and the Totvs proposal.
10	15.09.2020	Approve the hiring of law firm Demarest Advogados for the rendering of specialized antitrust legal counsel services.
11	17.09.2020	Evaluate and prepare the responses to the questions presented bby the legal counsel of the Fiscal Council.
12	22.09.2020 (14:30h)	Approve the hiring of law firm Arnoldo Wald for the rendering of legal counsel services.
13	22.09.2020 (15:30h)	Discuss the Totvs proposal.
14	30.09.2020	Conclude the evaluation of the Totvs proposal and formulate the recommendation to the Board of Directors.

4

ANNEXES II, III AND IV

The financial analysis of BR Partners regarding the Stone Transaction and the Totvs Proposal (**Annex II**); the fairness opinions prepared by Goldman Sachs and BR Partners (**Annex III**); and the Protocol, its exhibits, and all other aspects to be submitted to the General Shareholders' Meeting which will appraise the Stone Transaction (**Annex IV**) have already been disclosed and can be accessed as exhibits to the Minutes of the Board of Directors' Meeting of the Company held on October 1, 2020.

5

[WALD Antunes Vita Longo Blattner logo]

ASSOCIATION AGREEMENT FOR THE ORGANIZATION OF A PUBLICLY-HELD JOINT-STOCK COMPANY.

ESTABLISHMENT OF A LIQUIDATED-DAMAGES CLAUSE AT REASONABLE AMOUNTS, WHICH DO NOT PREVENT THE EXERCISE OF VOTES BY SHAREHOLDERS NOR INHIBIT PROPOSALS FROM THIRD PARTIES.

SUMMARY OF THE OPINION

requested by

Linx S/A

and drafted by

PROFESSOR ARNOLDO WALD

September 2020

I.       THE CONSULTATION

1.       I have had the honor of being consulted by Messrs. João Cox and Roger de Barbosa Ingold, Independent Board Members of Linx S/A ("Linx"), hereinafter referred to as "Independent Board Members", through their illustrious attorney, Mr. Aloysio Meirelles de Miranda Filho, regarding certain legal aspects of the Association Agreement and Other Covenants ("Association Agreement") signed on August 11, 2020 by said company with, among others1, STNE Participações S.A. ("STNE") and StoneCo Ltd. ("StoneCo"), both belonging to the "Stone Group".

2.       Said Association Agreement established the rules for the possible integration of the companies’ activities through the merger by STNE of all shares issued by Linx, on the terms of article 252 of the Corporations Law. Pursuant to Clauses 2.1 et seq. of the Association Agreement, the merger is, however, subject to the implementation of several suspensive conditions, including and especially the approval from the Administrative Council for Economic Defense - CADE and approval from Linx’s shareholders gathered at a general meeting, to be called in due time.

1 The other signatories to the Association Agreement are DLP CAPITAL LLC (“DLP”), and Messrs. Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (jointly referred to as “Founding Shareholders”).

3.       Due to that, to prevent a breach or termination of the Association Agreement before the implementation of said conditions and to redress the damages to which the Parties are subject, if any of them does not come to pass, they have stipulated a compensatory fine in Clause 8.1, on the following terms:

"8.1. The Parties agree that the compensatory fine of four hundred and fifty-three million, seven hundred and fifty thousand reais (BRL 453,750,000.00) ("Fine") shall be owed, in whole or in part, as set forth below:

(i)       Linx shall pay the Fine to STNE in case Linx fails to fulfill the exclusivity obligations set out in Chapter 7, which must be paid within five (5) business days after the receipt of the written notice in this regard sent by STNE, and consequent termination of this Agreement;

(ii)       The approval of the contracting or the very contracting by Linx or its shareholders of a Competing Transaction, or the performance or acceptance of a Competing Transaction by Linx or its shareholders, in any way, shall entail Linx’s obligation to pay the Fine to STNE, within five (5) business days after said date, and the consequent termination of this Agreement;

(iii)       In case of failure, by any of the Companies, DLP or StoneCo, to fulfill their respective obligations undertaken in this Agreement, which results in the termination of this Agreement, the breaching Company shall pay the Fine to the innocent Company, within five (5) business days after receiving the written notice in this regard, sent by the innocent Company;

(iv)       Provided that the condition precedent set forth in Clause 2.2(iii) has been fulfilled, if the Linx EGM is not held, or in the absence of approval of any matter by the Linx EGM, which lack of approval prevents, renders impossible or burdens the consummation of the Transaction, including, without limitation, the failure to approve the proposal for dismissal of STNE’s possible obligation to make a public offer for the acquisition of Linx’s shares, pursuant to Article 43 of Linx’s bylaws, as a result of the acquisition of shares issued by Linx or the lack of approval of the proposal of dismissal of STNE’s adhesion to the Novo Mercado segment of B3, Linx shall pay a fine of one hundred and twelve million and five hundred thousand reais (BRL

112,500,000.00) to STNE within five (5) business days after the date when the Linx EGM occurs or after the date of the Linx EGM at second or third call, if applicable. In this case, if a Competing Transaction that has been announced or presented to Linx or its shareholders by the date of said Linx EGM, is accepted, approved or contracted by Linx or its shareholders during the period of twelve (12) months after the Linx EGM or after the date when the failure to hold the Linx EGM has been characterized, which resulted in the obligation to pay said Fine, Linx shall pay the remainder of the Fine (at the amount of three hundred and forty-one million, two hundred and fifty thousand reais (BRL 341,250,000.00) to STNE, within five (5) business days after the approval, acceptance, contracting or consummation of the Competing Transaction, whichever occurs first; and

(v)       In the event set forth in Clause 6.3.5 above, STNE shall pay the Fine to Linx, within five (5) business days after such case is verified.”

4.       As per the Minutes of the Meeting of Linx’s Board of Directors of August 10, 2020, which was made available to me by the Client, the proposal of execution of the Association Agreement was submitted to the appraisal of said Board by the Company’s Chief Executive Officer, Mr. Alberto Menache, and presented by financial and legal advisers, representatives of bank Goldman Sachs and law firms Pinheiro Neto and White & Case.

5.       On the exact terms of said Exhibit to the Minutes of the Meeting of August 10, 2020, considering "the facts and grounds presented by the advisers to substantiate their conclusions, as well as the economic analyses explained and considered in detail", Linx’s Board of Directors (formed by the Founding Shareholders and by the two Independent Board Members, the Clients herein) was of the opinion that the transaction "is in line with the Company’s best interests and shall generate value to the shareholders, given the expressive premium negotiated, recommending, by unanimous voting, the execution of the Association Agreement by the Company".

6.       As stated by the Clients, a few days after the formalization of the Agreement, on August 14, 2020, Totvs S/A ("Totvs") also submitted a proposal of business combination with Linx.

7.       In such scenario, a Special Independent Committee was set up, formed by the Clients hereof, on the terms of article 23 of the Company’s Bylaws, to analyze the business combination proposal made by Totvs - and also any other unsolicited proposals that may be received by Linx.

8.       The Special Independent Committee also led, in parallel, negotiations with the Stone Group itself, aiming at a possible improvement of the conditions stipulated in the Association Agreement signed by Linx on August 11, 2020. Said negotiations resulted in the execution, on September 1, 2020, of an Amendment to the Association Agreement that, among other things, (i) increased the price of redemption of STNE’s class A preferred shares; (ii) increased the value assigned to each Linx share in the replacement ratio initially set forth; and decreased by approximately 25% the amount of the compensatory fines set forth in Clause 8.1.

9.       The Clients report that, during the meetings with the Totvs representative, the latter are supposed to have stated their opinion that the compensatory fine set forth in Clause 8.1 of the Association Agreement is allegedly illegal. According to the Totvs representatives, the fine allegedly curtails the exercise of the voting rights by Linx’s shareholders, who are supposed to have felt pressured to vote in favor of the merger of the company’s shares into Stone’s equity, at the risk of subjecting the companies in which they are shareholders to the payment of hefty sums. They also claim that the fine is furthermore supposed to curtail Linx’s right to receive proposals from third parties in addition to the Stone Group, since any proposal should take into account the payment of the amounts in question by Linx.

10.       Within such context, the Clients submitted the following questions:

a.       Does the provision of payment of a compensatory fine in the events described in Clause 8.1 of the Association Agreement and Other Covenants signed on August 11, 2020 and amended on September 1, 2020 ("Association Agreement") entail the curtailment of the exercise of the voting rights by Linx’s shareholders?

b.       Does the provision for payment of a compensatory fine in the events described in Clause 8.1 of the Association Agreement represent a legally challengeable burden on Linx’s right to receive proposals from third parties, considering that the price of the competing proposals must take into account Linx’s obligation to pay a compensatory fine if the transaction with the Stone Group is not approved by the general meeting or if Linx is bought by a third party?

c.       Are the cases of levy of the compensatory fine set forth in Clause 8.1 of the Association Agreement legally binding and justifiable?

d.       Are the sums owed as compensatory fine on the terms of Clause 8.1 of the Association Agreement legally challengeable, considering the percentage that they represent out of the total of the transaction?

11.       In order to enable the analysis of the matters object of this Opinion, the Client gave us access to the following documents: (i) Association Agreement; (ii) First Amendment to the Association Agreement; (iii) Minutes of the Meeting of the Board of Directors, held on August 10, 2020; (iv) Material Facts published by Linx on August 11, 2020, August 14, 2020, September 1, 2020; (v) Notices to the Market published by Linx on August 12, 2020 and September 1, 2020; (vi) Material Facts published by Stoneco on August 11, 2020 and September 1, 2020; (vii) Material Facts published by TOTVS on August 14, 2020 and September 11, 2020; and (viii) Business Combination Proposal made by TOTVS.

12.       The full legal opinion is being drafted, but we can provide as of now the following analyses and conclusions listed at the end, to be later complemented.

II. CONCEPT AND PURPOSES OF LIQUIDATED-DAMAGE CLAUSES

13.       Liquidated-damage clauses are ancillary pacts in a legal business, the main purpose of which is to reaffirm the parties’ commitment to the obligations agreed upon and, consequently, to increase the security of the obligational relationships2. They thus have a preventive inhibitory effect, reinforcing the obligational bond and leading the debtor to hesitate before voluntarily failing to fulfill an obligation3.

14.       Liquidated-damage clauses have, on the other hand, the duty of pre-establishing the losses and damages arising from a breach or termination of the business. They are intended to conduct something similar to a prior settlement, to avoid such calculations having to be redone upon the appearance of a litigation4.

15.       Specifically for the case of mergers and acquisitions of companies, the liquidated-damages clause takes on the appearance of what is referred to, in U.S. law, as breakup fee: it ensures the conduction of the long and costly process of due diligence, preparation of appraisal reports, as well as negotiation and drafting of the

2 NONATO, Orosimbo. Curso de obrigações. Vol. II. Rio de Janeiro: Forense, 1959, page 305. WALD, Arnold. Direito Civil. Vol. 2, 22nd edition. São Paulo: Saraiva, 2015, pages 192-193

3 LARENZ, Karl. Derecho de obligaciones. T. I. Transl.: Jaime Santos Briz. Madrid: Revista de Derecho Privado, 1958, page 369.

4 “The parties are spared the uncertainties, costs and delays of a court discussion regarding the amount of the damages, and protected from unexpected sums, at the same time as, at the same time, the creditor sidesteps the difficulties inherent to the production of evidence” (MONTEIRO, António Pinto. Cláusula penal e indemnização. Lisbon: Almedina, 1999, page 35)

instruments that formalize the transaction. Share merger processes, such as the one under analysis herein, also usually require the opening of sensitive commercial information, which the companies would naturally not divide with competitors. Thus, the establishment of a contractual fine if the transaction is not consummated is relatively common, encouraging the parties to fulfill the conditions negotiated and redressing the damages incurred thereby, in case of possible failure of the transaction5.

16.       It is precisely because of that that, in Brazil, as illustrated by the study done by Goldman Sachs and by Pinheiro Neto Advogados, access to which was given to us by the Clients, the recent large transactions contained the stipulation of similar compensatory fines. We beg leave to transcribe the descriptive chart contained in said study:

Year	Seller	Buyer	Fine	Transaction Amount	% Fine/VT	Result
2015	Whitney do Brasil	Ânima Educação	BRL 46 million	BRL 1.143 billion	4%	Ânima gave up after changes to the funding and paid the fine in 2017.
2016	Magnesita	RHI	BRL 70 million	EUR 118 million (October 5, 2016)	16.4%	The transaction was completed, without triggering the fine.
2016	Vale Fertilizantes	Mosaic	BRL 407 million	USD 2.5 billion (December 19, 2016)	4.8%	The transaction was completed, without triggering the fine.

5 BALZ, Ulrich; ARLINGHAUS, Olaf (ed.). Praxisbuch Mergers & Acquisitions. 3rd ed. Munich: MI Wirtschaftsbuch, 2013, chap. 3.2. MILLER JR, Edwin. Mergers and Acquisitions. Hoboken: John Wiley, 2008, p. 318

2016	Estácio	Kroton	BRL 150 million	BRL 5.5 billion	2.7%	CADE vetoed the transaction and Kroton paid the fine in 2017.
2017	Liquigás (Petrobras)	Ultragaz (Grupo Ultra)	BRL 280 million	BRL 2.8 billion	10%	CADE vetoed the transaction and Ultragaz paid the fine in 2018.
2017	Cetip	BM&FBovespa	BRL 750 million	BRL 11.9 billion	6.3%	The transaction was completed, without triggering the fine.
2018	Fibria	Suzano	BRL 750 million	USD 14.5 billion (January 14, 2019)	1.4%	The transaction was completed, without triggering the fine.
2019	Sonae Sierra	Aliansce	BRL 200 million	BRL 2 billion	10%	The transaction was completed, without triggering the fine.
2019	Avon	Natura	(a) to Avon: USD 78,600,000 (b) to Natura: First Amount: USD 242,000,000 Second Amount: USD 133,000,000	USD 3,7 billion	(a) 2.12% (b) 1st: 6.5% (c) 2nd: 3.6%	The transaction was completed, without triggering the fine.

17.       Also note that in the proposal made by Totvs there is a provision for a compensatory fine in Linx’s favor, as well, at the amount of one hundred million reais (BRL 100,000,000.00), if the transaction is not consummated due to restrictions or denial by the Administrative Council for Economic Defense - CADE6.

III.       SUITABILITY OF THE COMPENSATORY FINE IN THE CASE AT HAND

18.       The first question posed to us by the Clients seeks to clarify whether the compensatory fine, in the terms it was formulated in Clause 8.1 of the Association Agreement, imposes an improper restriction upon the voting rights of Linx’s shareholders.

19.       Th answer, in our opinion, is no. The stipulation does not represent any restriction to the voting right in itself; only one of the several economic scenarios that must be taken into account by the shareholder upon exercising its voting rights at the Company’s general meeting. On the terms that Clause 8.1 has been worded, Linx’s shareholders continue to be completely free to possibly vote against the merger; they must only consider that Linx must, in such case, simply redress the losses and damages incurred by the Stone Group.

20.       In the Brazilian corporate law, there is no rule restricting the stipulation of breakup fees in merger transactions. Even though the Brazilian case law has not yet handled similar cases, in the U.S. law a leading case has already been set on this subject, acknowledging that said fines do not have the power to coerce the shareholders into voting favorably to the transaction, if they establish a reasonable estimate of the losses and damages to which the parties involved are subject.

21.       In said case, the Court was of the opinion that fifty million Dollars (USD 550 million) [sic] was a reasonable estimate of the losses and damages to which the parties were subject, thus concluding that the fine was not coercive or exacerbated. Refer to the relevant part of the judgment:

6 Clause 6.7.1. “If CADE’s Tribunal (i) imposes restrictions as a condition to approve the Transaction and, after using their best efforts, TOTVS and Linx are unable to comply with the restrictions, or (ii) denies the Transaction, Linx may consider the Transaction terminated and shall be entitled to receive from TOTVS, as pre-establishment of losses and damages, the amount of one hundred million reais (BRL 100,000,000,000.00) [sic], payable in Brazilian currency in cash and in a lump sum, within 30 days after the notice sent by Linx to TOTVS in this regard, and Linx may not demand any supplementary amount as a result of the failure to consummate the Transaction, as set forth in the sole paragraph of article 416 of the Civil Code”.

"In this appeal, the issues facing the Court surround the question of whether a two-tiered $550 million termination fee in a merger agreement is a valid liquidated damages provision or whether the termination fee was an invalid penalty and tended improperly to coerce stockholders into voting for the merger. (...) We hold that the termination fee should be analyzed as a liquidated damages provision because the merger agreement specifically so provided. Under the appropriate test for liquidated damages, the provisions at issue here were reasonable in the context of this case. We further find that the fee was not a penalty and was not coercive. (...) the mere fact that the stockholders knew that voting to disapprove the merger may result in activation of the termination fee does not by itself constitute stockholder coercion. (...) Because we find that actual damages in this case do not lend themselves to reasonably exact calculation, and because we further find that the $550 million termination fee was a reasonable forecast of damages and that the fee was neither coercive nor unconscionable, we hold that the fee is a valid liquidated damages provision in this merger agreement .7

22.       The same reasoning, in my opinion, must be followed, taking the Brazilian law into account: Liquidated-Damages clauses evidently do not have the purpose of generating enrichment to their holders. Therefore, article 413 of the Civil Code sets forth that "the penalty must be equitably reduced by the judge if the amount of the penalty is blatantly excessive, given the nature and purpose of the business"8.

23.       The matter left is, therefore, knowing whether the amount agreed upon in Clause 8.1 of the Association Agreement is excessive to the point of being a coercion of the shareholders and an unjust enrichment of the Stone Group. The answer to this question - which is actually one of the questions posed by the Clients - is, in my opinion, also no.

24.       The case amount is stipulated at BRL 453.75 million; if any party terminates or breaches the Agreement, or if CADE does not approve the transaction9. If Linx does not obtain its shareholders’ approval at a general meeting, the fine shall be of BRL

7 Brazen v. Bell Atl. Corp., 695 A.2d 43 (Del. 1997), Supreme Court of Delaware, 05/27/1997.

8 The case law of the two Panels that form the Second Section of the Superior Court of Justice allows the decrease of the liquidated-damages clause in a purchase agreement only when it is found, in the concrete case, that the amount agreed upon entails an excessive burden to one party and unjust enrichment to the other (Superior Court of Justice (STJ), Internal Appeal No. 660801/RS, Reporting Justice Jorge Scartezzini, published in the Court Gazette (DJ) on May 17, 2005, STJ, 4th Panel, Special Appeal No. 1447247/SP, Reporting Justice Luis Felipe Salomão, judged on 04/19/2018).

9 Pursuant to the First Amendment to the Association Agreement.

112.5 million, save if the Company approves a competing proposal, in which case the same BRL 453.75 million shall be owed.

25.       Pursuant to Clause 1.3.1 of the Association Agreement, the transaction can be completed through any alternative combination of a part in cash or shares, to be detailed in a share merger protocol currently being drafted, "provided that the disbursement of five billion, four hundred and forty-one million, one hundred and twenty-two thousand, one hundred and seventy-nine reais and forty-two centavos (BRL 5,441,122,179.42) and delivery of two million, two hundred and sixty-nine thousand, eight hundred and two (2,269,802) StoneCo Class A Shares are observed."

26.       Therefore, even though the final amount varies slightly due to the fluctuation of the share value, we can estimate the global sum involved in the transaction to be around BRL 6.28 billion10. We thus have it that the compensatory fines set forth in Clause 8.1 of the Agreement are equivalent, respectively, to 1.79% and 7.2% of the transaction amount.

27.       Said percentages are considerably below the ones considered by the case law to be excessive to justify the decrease thereof by the Courts. Even though, as has been remarked, the Brazilian case law has not yet analyzed compensatory fines specifically in merger transactions, the analysis of the decisions rendered regarding compensatory fines in other circumstances demonstrates that the amounts are within percentages deemed reasonable by the Brazilian case law. The STJ, for example11, has already declared the legality of compensatory clauses of 10% to 25% of the total amount of the business12; confirmed the suitability of bringing it down to 10% of the total amount, as done by the trial Court13; and declared that fines of 50%14 and "from

10 Stone increases the amount of the offer for Linx to BRL 6.2 bi and decreases the fine. In: Valor Econômico newspaper, September 2, 2020. Available at: https://valor.globo.com/empresas/noticia/2020/09/02/stone-eleva-valor-da-oferta-pela-linx-para-r-62-bi-e-reduz-multa.ghtml

11 The research on the matter at the STJ is hindered by Precedent 7, according to which special appeals cannot be used to review facts and evidence. Since equitable appraisal by the trial Court is a factual matter, it seldom delves into the merits of the proper percentage.

12 STJ, 2nd Panel, Appeal No. 1138183, Reporting Justice Sidnei Beneti, judged on 06/27/2012; In this same regard: STJ, 2nd Panel, Appeal No. 1723519, Reporting Justice Maria Isabel Gallotti, judged on 08/28/2019; STJ, 2nd Panel, Appeal No. 1631485, Reporting Justice Luís Felipe Salomão, judged on 05/22/2019; STJ, 3rd Panel, Internal Appeal No. 1140299, Reporting Justice Marco Aurélio Bellizze, judged on 12/05/2017: “This Superior Court’s case law leans toward enabling a withholding of 10% to 25% of the amounts paid in case of termination of the purchase and sale commitment due to the fault of the committed buyer, as well as to forbid the review of the amount established under such circumstance, as it entails a reexamination of the facts and evidence”.

13 STJ, 4th Section, Internal Appeal in the Motion to Clarify in Special Appeal No. 1383437, Reporting Justice Antonio Carlos Ferreira, judged on 04/09/2019.

14 STJ, Third Panel, Special Appeal No. 1799881, Reporting Justice Nancy Andrighi, judged on 04/02/2019.

25% to 100% of the contracted amount”15 are abusive - in the latter case, it also saw fit to directly bring the fine down to "a limit of 20% of the amount of the contract in case of withdrawal". Also in another precedent, it set the "contractual fine at 20% of the amount of the sentence, which corresponds to the extent of the unfulfilled obligations’’16.

28.       That is, the 7.2% is below not just the levels at which the fine is deemed abusive, but also of the percentages already decreased by the Court.

29.       The same can be said for the São Paulo Court of Justice case law, which is the seat of arbitration and the jurisdiction chosen for urgent judicial measures concerning the Association Agreement (Clauses 10.4 and 10.7). In this Court’s precedents, compensatory fines of 20% to 50% are deemed abusive and usually brought down to 10% to 5% of the total amount of the business. Let us see it, in a summarized manner:

Precedent (chronological order)	Fine set	Fine decreased
ED 9210255-12.2002.8.26.0000 [17]	10% a day	10% of the total
Appeal No. 0273989-46.2009.8.26.0000 [18]	50%	10%
Appeal No. 0011132-81.2011.8.26.0224 [19]	50%	5%
Appeal No. 1037624-50.2016.8.26.0602 [20]	20%	5%
Appeal No. 1018474-49.2017.8.26.0602 [21]	20%	5%
Appeal No. 1120794-97.2018.8.26.0100 [22]	50%	20%
Appeal No. 1006234-95.2019.8.26.0266 [23]	20%	10%
AI 2130692-58.2020.8.26.0000 [24]	50%	10%

15 STJ, Third Panel, Special Appeal No. 1580278, Reporting Justice Nancy Andrighi, judged on 08/21/2018; the grounds for such is that “the amount of the punitive fine, from 25 to 100% of the contracted amount, transfer to the consumer the risks of the business activity developed by the supplier and proves to be excessively burdensome to the least favored party, hindering the contractual balance”.

16 STJ, 3rd Panel, Special Appeal No. 1424074, Reporting Justice Ricardo Villas Bôas Cueva, judged on 11/10/2015.

17 TJ-SP, 20th Cham. Priv. Law, ED 9210255-12.2002.8.26.0000, Reporting Judge José Maria Câmara Junior, judged on 09/02/2009.

18 TJ-SP, 4th Cham. Priv. Law, Appeal No. 0273989-46.2009.8.26.0000, Reporting Judge Maia da Cunha, judged on 11/26/2009.

19 TJ-SP, 3rd Cham. Priv. Law, Appeal No. 0011132-81.2011.8.26.0224, Reporting Judge Carlos Alberto Garbi, judged on 06/26/2012.

20 TJ-SP, 1st Reserved Chamber of Business Law, Appeal No. 1037624-50.2016.8.26.0602, Reporting Judge Carlos Dia Motta, judged on 11/22/2018. In such case, “the parties transacted a commercial establishment and the respective quotas in the business for the total amount of BRL 550,000.00. Through clause five, the appellee took responsibility for the transfer of the quotas, within thirty days after the signature of the instrument”.

21 TJ-SP, 5th Cham. Priv. Law, Appeal No. 1018474-49.2017.8.26.0602, Reporting Judge J.L. Mônaco da Silva, judged on 04/02/2019.

22 TJ-SP, 2nd Reserved Chamber of Business Law, Appeal No. 1120794-97.2018.8.26.0100, Reporting Judge Sérgio Shimura, judged on 03/04/2020.

23 TJ-SP, 37th Cham. Priv. Law, Appeal No. 1006234-95.2019.8.26.0266, Reporting Judge José Wagner de Oliveira Melatto Peixoto, judged on 08/10/2020.

24 TJ-SP, 35th Cham. Priv. Law, Interlocutory Appeal No. 2130692-58.2020.8.26.0000, Reporting Judge Melo Bueno, judged on 08/13/2020.

Appeal No. 1001480-47.2019.8.26.0481 [25]	100%	50%
Appeal No. 1034979-28.2019.8.26.0576 [26]	50%	25%
Appeal No. 2083511-95.2019.8.26.0000 [27]	40%	20%
Appeal No. 1123306-53.2018.8.26.0100 [28]	20%	15%
Appeal No. 1008956-64.2019.8.26.0602 [29]	20%	5%
Appeal No. 1004551-82.2019.8.26.0020 [30]	50%	20%
Appeal No. 1001712-43.2019.8.26.0066 [31]	20%	10%
Appeal No. 1016289-55.2018.8.26.0100 [32]	50%	30%

30.       On the other hand, there are several precedents deeming compensatory fines of 10%33, 15%34 and even 20%35 of the business to be suitable and reasonable. Thus, also within the TJ-SP, we have it that the 7.2% for a compensatory fine is suitable, legitimate and non-abusive.

31.       In addition to the case law quoted herein, we must note that the fine percentages in this case are also within the amounts charged by the market in similar transactions. As demonstrated by the table reproduced in the previous chapter, in

25 TJ-SP, 16th Cham. Priv. Law, Appeal No. 1001480-47.2019.8.26.0481, Reporting Judge Miguel Petroni Neto, judged on 08/11/2020.

26 TJ-SP, 2nd Cham. Priv. Law, Appeal No. 1034979-28.2019.8.26.0576, Reporting Judge José Joaquim dos Santos, judged on 08/18/2020.

27 TJ-SP, 29th Cham. Priv. Law, Appeal No. 2083511-95.2019.8.26.0000, Reporting Judge Neto Barbosa Ferreira, judged on 08/25/2020.

28 TJ-SP, 27th Cham. Priv. Law, Appeal No. 1123306-53.2018.8.26.0100, Reporting Judge Daise Fajardo N. Jacot, judged on 08/31/2020.

29 TJ-SP, 27th Cham. Priv. Law, Appeal No. 1008956-64.2019.8.26.0602, Reporting Judge Rosangela Telles, judged on 08/30/2020.

30 TJ-SP, 34th Cham. Priv. Law, Appeal No. 1004551-82.2019.8.26.0020, Reporting Judge Lígia Araújo Bisogni, judged on 09/01/2020.

31 TJ-SP, 31st Cham. Priv. Law, Appeal No. 1001712-43.2019.8.26.0066, Reporting Judge Carlos Nunes, judged on 09/14/2020.

32 TJ-SP, 16th Cham. Priv. Law, Appeal No. 1016289-55.2018.8.26.0100, Reporting Judge Maurício Conti, judged on 09/15/2020.

33 TJ-SP, 29th Cham. Priv. Law, Appeal No. 1015565-53.2015.8.26.0004, Reporting Judge Airton Pinheiro de Castro, judged on 08/12/2020; 20th Cham. Priv. Law, Appeal No. 1042179-30.2017.8.26.0100, Reporting Judge Roberto Maia, judged on 12/16/2019.

34 TJ-SP, 31st Cham. Priv. Law, Appeal No. 1026325-88.2019.8.26.0564, Reporting Judge Carlos Nunes, judged on 07/03/2020.

35 TJ-SP, 13th Cham. Priv. Law, Appeal No. 1006553-03.2019.8.26.0189, Reporting Judge Ana de Lourdes Coutinho Silva da Fonseca, judged on 08/03/2020; 29th Cham. Priv. Law, Appeal No. 1018793-39.2014.8.26.0564, Reporting Judge Carlos Dias Motta, judged on 04/30/2019; 21st Cham. Priv. Law, Appeal No. 1001155-18.2017.8.26.0457, Reporting Judge Itamar Gaino, judged on 09/17/2020; 29th Cham. Priv. Law, Appeal No. 1001410-81.2016.8.26.0595, Reporting Judge Airton Pinheiro de Castro, judged on 05/06/2020; 25th Cham. Priv. Law, Appeal No. 1007796-70.2017.8.26.0344, Reporting Judge Hugo Crepaldi, judged on 09/30/2019; 1st Reserved Chamber of Business Law, Appeal No. 1012808-50.2018.8.26.0564, Reporting Judge Azuma Nishi, judged on 09/04/2019; 2nd Reserved Chamber of Business Law, Appeal No. 1014021-59.2017.8.26.0004, Reporting Judge Ricardo Negrão, judged on 05/25/2020 (in this case, the amount was even slightly higher - 20.37% of the amount of the contribution).

certain mergers and acquisitions transactions conducted over the past few years in the country, the compensatory fine percentage was set at 6.3%, 10% and even 16.4% of the amount involved.

32.       In another study, carried out by consultant Dealogic, it was concluded that in the Brazilian market the compensatory fines in corporate transactions such as this continue at an average of 7.4% of the transaction amount36. Thus quite close to the sanction analyzed herein, even in its worst-case scenario.

33.       Therefore, the compensatory fine contained in the Association Agreement does not seem to me to have the power to become an excessive burden to Linx, let alone unjust enrichment to the Stone Group. It seems, on the contrary, to be a reasonable pre-establishment of the losses and damages in case the business is undone.

34.       We must consider, in this aspect, the high complexity involved in this transaction, which increases the costs and risks of the frustration thereof by an act of one of the parties. Negotiations of such size involve high costs and may last for months on end. Likewise, as already noted, there is the opening of commercial and industrial secrets by one part to the other37, which poses a serious risk to the businesses of both38. It would be harmful for Linx to use information obtained from STNE to later be under the power of another company, which is a competitor of the proponent, which would have access to all documents produced at the time.

35.       In this case, it is reasonable - even desirable - to agree from the start on the possibility of indemnification for losses and damages in case of default on the Association Agreement, or if the transaction is not consummated. This permits the pre-establishment of indirect damages and loss of profits involved, promptly settling possible damages arising from said scenario. All that could lead to an endless litigation, which would be extremely difficult to prove, but which is already defined beforehand by the parties from the start of the relationship.

36 Agreement draws attention to hefty fines. In: Valor Econômico newspaper, 09/21/2020. Available at: https://valor.globo.com/empresas/noticia/2020/08/21/acordo-chama-atencao-para-multas-elevadas.ghtml

37 Association Agreement, Clause 3.1, fine: “The Parties hereby undertake to cooperate fully with each other throughout the entire process by providing all information and documents reasonably necessary to draft the Share Merger Protocol and Justification, in order to finalize the document as soon as possible.”

38 EU Directive 2016/943 from the European Parliament and Council, Recital 26: “The illegal acquisition, use or disclosure of a trade secret by third parties can have devastating effects on the lawful owner of the trade secret, since if publicly disclosed it would be impossible for the owner to go back to the situation it was in before the loss of the trade secret”.

IV.       COMPENSATORY FINES AND PROPOSALS FROM THIRD PARTIES

36.       In addition to not representing any restriction to the shareholders’ voting rights, the compensatory fines set in Clause 8.1 of the Association Agreement are not a burden upon Linx’s right to receive proposals from third parties.

37.       Note first that pursuant to said Agreement the spontaneous receipt of such proposals does not entail the levying of the compensatory fine. The Agreement also sets forth that, in such case, the Independent Board Members must analyze the proposal received and evaluate it with Linx’s best interests in mind. Clause 7.2 is in this regard:

"7.2. Exception. Without prejudice to compliance with the exclusivity obligations established above, if, by initiative of a third party, it is presented to Linx or its shareholders a binding proposal not subject to financing or due diligence regarding a Competing Transaction, the independent members of the Board of Directors of Linx — with Linx Shareholders’ participation being prohibited — are hereby authorized to receive and assess the concerning proposal, together with the involvement of their contracted advisers, to the best interest of Linx, it being certain that such conduct, including occasional recommendation of approval of Competing Transaction proposal by the Board of Directors of Linx (which may not count on the favorable vote of Linx Shareholders) required to comply with its fiduciary and legal duties, will not constitute violation of the exclusivity obligation assumed in this Agreement.” (emphasis added)

38.       Similar provisions are repeated in lateral provisions, which ensure the passive receipt by Linx of competing proposals39. On the other hand, Clause 8.1, which refers to the fine, does not make its levying contingent upon the receipt of any proposal, but

39 Association Agreement, 1.6. Adjustment to the Exchange Ratio. “The Exchange Ratio shall be adjusted at the amount of (...) (ii) costs that may be incurred by the Company to engage financial advisers, for evaluation or in any way, within the context of possible Competing Transactions (as defined in Clause 7.1(ii))”. 7.1. Exclusivity. “Linx and the Linx Shareholders undertake, directly and/or indirectly, from this date until the first of (a) the consummation of the Transaction; or (b) the termination of this Agreement, pursuant to Chapter 9 below, to: (ii) not request, seek and/or initiate any proposal related to any agreement, arrangement or transaction with third parties that is a competing transaction or which has the power to compete with the Transaction or which may hinder or prevent the Transaction Closing, or which has the same purpose or a purpose that is similar to that of the Transaction, including any corporate reorganization involving Linx (merger, share merger, capital decrease, spin-off or incorporation), public offer of share purchase intended to Linx’s shareholders or any transaction that depends on a waiver or elimination of the poison pill set forth in Article 43 of Linx’s bylaws (“Competing Transaction”); (iii) inform the other Parties to this Agreement, immediately and in writing, of any written approach received from third parties with the purpose of conducting or discussing the conduction of a Competing Transaction”.

only "if a Competing Transaction, which has been announced or submitted to Linx or its shareholders by the date of said Linx EGM, is accepted, approved or contracted by Linx or its shareholders" (emphasis added).

39.       That is why Linx set up an Independent Committee, formed by its Independent Board Members, with the sole purpose of "analyzing the Totvs Proposal and any other unsolicited competing offers of business combination involving the Company", with the purpose of "giving greater independence to the analysis process (...) in line with the best governance practices, always with the commitment of maximizing the creation of value to the Company’s shareholders”40.

40.       There being no a priori limitation, we must examine whether there would be an actual restriction with the compensatory fine - which, let us state beforehand, there is not.

41.       The same reasoning developed in the previous chapter rules out the argument that the fine could prevent the receipt of other proposals: provided that it is set at reasonable percentages, which are restricted to an anticipation of the losses and damages to which the parties involved are subjected, the fines in question do not curtail the receipt of proposals from third parties. So much so that Totvs itself sent afterwards an unsolicited proposal, albeit full of conditions.

42.       New offers must take into account the scenario in which the company is inserted at the time when they are made - for example, operational problems that decrease the company’s value, or a business boom or an offer from third parties, which cause it to become exponentially more valuable. The payment of compensatory fines to the Stone Group is only one of the economic scenarios in which Linx is inserted at the time of the drafting of proposals by third parties, resulting from its freedom to complete a business that seemed to it, at the time, to be extremely advantageous. Which business, in fact, could in a way be beneficial for potential interested parties, since they make the decision to make or not a proposal for Linx, considering the amounts already under discussion. In other words, if on the one hand proposals from third parties must already take the payment of fines into account, on the other hand they already have the parameters for the amounts that the shareholders and competitors consider legitimate and reasonable for the company at hand - which advantage could often be decisive in a negotiation.

43.       Note that the Directors requested clarification specifically with regard to the compensatory fine and the application thereof within the context of the transaction. It

40 Minutes of the extraordinary meeting of the Board of Directors of 09/01/2020.

was only after being sure that said provision is a common practice in the market, including at the proposed amounts (as stated in the chapters below) that they voted in favor of its completion41.

44.       In this regard, moving beyond the negotiations completed on August 10, 2020, the Independent Board Members continued to discuss and seek improvements of the conditions imposed to Linx by the Stone Group - which negotiations made it possible to sign the First Amendment, which: (i) increased the amounts to be received by Linx and its shareholders by BRL 240,000,000.00; (ii) disconnected the Association Agreement from parallel businesses; and (iii) significantly decreased the compensatory fine by 25%.

45.       Based on the foregoing, I consider that the compensatory fine does not represent, not even theoretically, a legally challengeable burden on Linx’s right to receive proposals from third parties.

V.       PRELIMINARY CONCLUSIONS

46.       Due to that, we state the preliminary conclusions below, based on the questions posed, which shall be complemented upon the issue of the final version of this Opinion.

a.       The provision of payment of the compensatory fine set out in Clause 8.1 of the Association Agreement, as amended, does not entail a curtailment of the exercise of the voting rights by Linx’s shareholders, nor a legally challengeable burden on their right to receive proposals from third parties.

b.       The provision of payment of the compensatory fine set forth in Clause 8.1 of the Association Agreement, as amended, does not entail a curtailment of the exercise of the voting rights by Linx’s shareholders, nor a legally challengeable burden on their right to receive proposals from third parties.

c.       The cases of levying of the compensatory fine set forth in Clause 8.1 of the Association Agreement are legally valid and justifiable, and their amounts are not legally challengeable, as they represent 7.2% of the total amount of the transaction in

41 Exhibit I to the Minutes of the Meeting of the Board of Directors held on August 10, 2020, paragraph 10.(ii): “Specifically in relation to the exclusivity obligation, the legal advisers explained that the independent members of the Company’s Board of Directors may receive and analyze unsolicited proposals, preserving the Company’s right to receive greater proposals from third parties, safeguarding the administrators’ fiduciary duties and the Company’s best interests”.

the worst-case scenario, which is within the parameters deemed reasonable and suitable by the case law, as well as in accordance with market practices.

This is our opinion, in reply to the consultation made.

São Paulo, September 28, 2020

[signature]

ARNOLDO WALD

Lawyer, Brazilian Bar Association - Rio de Janeiro Chapter (OAB/RJ) No. 6,582 and Brazilian Bar Association - São Paulo Chapter (OAB/SP) No. 46,560-A

Doctor in Law and Associate Professor at the National Law School

Full Professor of Civil Law at the Law School of the Rio de Janeiro State University

Retired Rio de Janeiro State Attorney

CORPORATE REORGANIZATION TRANSACTION. LAWFULNESS OF THE FINES SET FOR NON-PERFORMANCE OF THE TRANSACTION.

Opinion requested by Linx S.A. and prepared by Nelson Eizirik.

Rio de Janeiro, September 24, 2020.

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I - CONSULTATION

We have received from Linx S.A. (“Linx”, “Company” or “Client”) a request for a Legal Opinion on the corporate reorganization transaction to be implemented with STNE Participações S.A. (“STNE”) and STONECO LTD. (“StoneCo”, and, together with STNE, “Stone Group”) (“Transaction” or “Corporate Reorganization”).

To formalize the request for the Opinion, Client has sent to us the Consultation transcribed as follows (“Consultation”):

“According to material fact disclosed by Linx S.A. (“Linx” or “Company”) on August 11, 2020, it has been entered into on the referred to date the Association Agreement and Other Covenants (“Association Agreement”) by the Company, by STNE Participações S.A. (“STNE”, and, together with Linx, the “Companies”), and by STONECO LTD. (“StoneCo”), STNE’s controller, with third parties being the intervening-consenting parties, which deals with the combination of business of the Company and of STNE (“Transaction”).

For the purposes of approval of the Transaction and subject to the conditions precedent provided for in the Association Agreement, a general meeting of the Company will be convened to resolve on: (i) the approval of the protocol and justification, the appraisal report and the share merger of the Company’s shares in STNE; (ii) the waiver/removal of the obligation to propose a public offering for acquisition of relevant interest provided for in article 43 of the Articles of Association of Linx S.A.; and (iii) waiver of STNE from adhesion to Novo Mercado, pursuant to article 46 of the Novo Mercado Listing Regulation.

Within the scope of the Transaction, Mrs. Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan, founding shareholders of Linx (“Founding Shareholders”), on one side, and controlling shareholders of STNE, on the other side, entered into a Vote Commitment and Assumption of Obligation, which provides for the

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obligation of the Founding Shareholders to vote in favor of the approval of the Transaction at a meeting, except for occasional legal restrictions (“Vote Commitment”).

In addition, STNE entered into non-compete and non-solicitation commitments under compensation with the Founding Shareholders (“Non-Compete Agreements”) and made a proposal to hire the current Chief Executive Officer of the Company for him to keep providing services to Stone Group (“Proposal Letter”), in both cases conditioned to conclusion of the Transaction.”

Attached to the Consultation, the Company has forwarded to us a copy of the following documents: (i) Minutes of the Meeting of the Board of Directors of Linx dated 08.10.2020 (“Minutes BoD Meeting 08.10.2020”); (ii) Material Fact of 08.11.2020 (“First Material Fact”); (iii) Market Communication, dated 08.12.2020; (iv) Association Agreement and Other Covenants executed on 08.11.2020 (“Association Agreement”); (v) Vote Commitment and Assumption of Obligations, entered into on 08.11.2020 (“Vote Commitment”); (vi) Non-Compete Indemnification Agreements and Other Covenants (“Non-Compete Agreements”), entered into by STNE and by Mrs. Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan, founding shareholders of Linx (“Founding Shareholders”); and (vii) Proposal Letter forwarded by STNE to Mr. Alberto Menache for him to keep providing services for Stone Group (“Proposal Letter’).

On 09/01/2020, after submission of the Consultation, Linx disclosed a new Material Fact (“Second Material Fact”) informing that, on that date, the Company, STNE, and StoneCo entered into, among other instruments, an amendment to the Association Agreement, by means of which certain amendments were determined for the Transaction, including, among others, increase of the amount in cash to be received by the Company’s shareholders (“Amendment to the Association Agreement”).

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The Second Material Fact also informed that STNE and the Founding Shareholders renegotiated the terms of the Non-Compete Agreements and of the Proposal Letter, upon execution of the respective amendment instruments, disconnecting the Non-Compete Agreements from the Association Agreement.

On the same date of 09/01/2020, the Company sent to us, as a complement to the Consultation, a copy of the following documents: (i) amendments to the Association Agreement, to the Non-Compete Agreements and to the Proposal Letter1; (ii) minutes of the meeting of its Board of Directors held on 09/01/2020 (“BoD Meeting Minutes 09/01/2020”); and (iii) Press Release disclosed by StoneCo about the new terms agreed upon for the Transaction.

On 09/23/2020, Linx disclosed a Market Communication informing that StoneCo will seek to obtain registration of program Brazilian Depositary Receipts - BDR Sponsored Level I, so the Company’s shareholders may receive such BDRs as a part of the price of redemption of shares issued by STNE within the scope of the Transaction.

In view of the foregoing, Client has presented certain Questions, which will be answered as transcribed as follows.

II – THE OPINION

1ST QUESTION

“Within the context of the Transaction, upon authorizing execution of the agreements containing provisions for payment of compensatory fines, as described in the Association Agreement, have the Board of Directors created undue burden on the exercise of the voting right or damaged Linx

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1 References in this Opinion to the Association Agreement, to the Non-Compete Agreements and to the Proposal Letter will take into consideration, exclusively, the conditions provided for in the amendment and restatement instruments executed on 09.01.2020.

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Shareholders’ right to receive and opt for other competing proposals which were supposedly more favorable?”

ANSWER

1.1. Preliminary Agreements, Liquidated-Damages Clause and Breakup Fee in Corporate Reorganization Transactions

Share merger, as well as the companies merger, consolidation and spin-off, is a business procedure, a sequence of acts following a necessary order, directed to obtaining a final legal effect, in which each act presupposes the precedent one and prepares the subsequent one2.

In summary, such procedure involves two stages, to wit: (i) preparation of the protocol and justification, pursuant to articles 224 and 225 of the Corporations Law; and (ii) resolution by the general meetings of the involved companies.

In general, previously to preparation of the protocol, there is an initial phase of negotiations in which the conditions of transaction are discussed and agreed by the managers and/or controllers of the involved companies.

Thus, the managers of the companies interested in their respective corporate reorganizations enter into negotiations that may culminate in the execution of preliminary agreements, such as: preliminary agreement, memorandum of understandings and/or commitment instrument.

The execution of such types of preliminary agreements is, thus, a quite usual practice in corporate reorganization transactions, one of the purposes of which

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2 LUIZ GASTÃO PAES DE BARROS LEÃES, “Incorporação de Companhia Controlada”, Revista de Direito Mercantil, Industrial, Econômico e Financeiro. São Paulo: Ed. Revista dos Tribunais, v. 94, April-June, 1994. page 95 et al.

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is to previously bind the parties to the reorganization dealings, thus preventing the subsequent withdrawal of one of them for mere convenience after performance of all preparatory acts, such as preparation of the protocol and appraisal of the assets of the involved companies, without granting to the other any right to redress for the costs incurred by it3.

Execution of a preliminary agreement is justified to the extent that corporate reorganization transactions, such as share merger, are extremely complex businesses, the assessment of which is very difficult, demanding some time, as well as contracting specialists, independent auditors, financial analysts, among others.

Particularly in what refers to corporate reorganizations involving publicly-held companies, there may occur numerous turnarounds, such as: change in the shares quotation in the market; change in the company’s management structure; violation of professional secrecy by the intervening parties; interference by competitors or by the Public Authorities, etc.

In such stage of negotiation, it is convenient for participants the establishment of some type of obligational bond, somehow protecting them, mainly from the violation of professional secrecy, as well as minimizing the possibility of abortion of definitive contracting, or at least preventing payment of the incurred expenses.

Thus, the preliminary agreement is often used previously to resolution by the shareholders of the involved companies in relation to the final documents of the corporate reorganization transaction, aiming at granting some guarantees to the parties, over the course of the negotiations.

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3 MODESTO CARVALHOSA. Comentários à lei de sociedades anônimas. v. IV, t. I, 5th edition, reviewed and updated, São Paulo: Saraiva, 2011, page 270.

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       In such preliminary agreements, it is usual the existence of a specific clause providing for the payment of compensatory fine in the event of noncompliance with some agreed obligation, which is called liquidated-damages clause.

The liquidated-damages clause is the agreement accessory to a main obligation by means of which the parties establish a penalty, usually identified as the payment of fine, to be imposed to the contractor that failed to comply with the main obligation.

The key factor of enforcement of the liquidated-damages clause is the nonperformance of an obligation to which an obligor is subject, as it can be verified in article 408 of the Brazilian Civil Code, according to which debtor incurs the liquidated-damages clause by operation of law provided that it “fails to comply with the obligation or is put in default”.

Determination of liquidated-damages clause has double function in the contractual relationship. In the first place, the conventional penalty serves as a stimulus for obligor’s compliance with the main obligation, reinforcing the business relationship. Additionally, the liquidated-damages clause has the purpose of predetermining the losses and damages due in the event of nonperformance, exempting creditor from the burden of proving in court its damage to obtain indemnification for nonperformance with the main obligation.

Thus, in addition to reinforcing the obligation bond, the liquidated-damages clause aims at facilitating creditor’s redress in the event of occasional noncompliance with the main obligation. This is so because, in such event, creditor is exempted from proving and determining the amounts of the losses and damages, which, in the event of non-existence of the liquidated-damages clause, would constitute indispensable requisite for receipt of indemnification4.

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4 SILVIO RODRIGUES. Direito Civil. v. 2. 30th ed. São Paulo: Saraiva, 2002. page 287.

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       Particularly in what refers to preliminary agreements in corporate reorganization transactions, it is usual to provide for a compensatory fine by means of a liquidated-damages clause known as breakup fee.

The breakup fee requires a fixed payment to be made by one of the signatory parties of such preliminary agreement, due as a result of non-compliance with certain pre-established conditions, and that imply failure of the intended corporate reorganization transaction.

In such regard, the doctrine states, on a general basis, that the breakup fee is a “liquidated-damages clause with a predetermined amount in the event the agreement is terminated by fault of one of the parties”5.

Determination of breakup fees in corporate reorganization transactions is a usual practice in other legal systems. Furthermore, such type of fine has also been more and more adopted in “merger and acquisition” transactions (“M&A Transaction”) performed in Brazil, including in cases involving publicly-held companies6.

The triggering events of the breakup fee payment are usually the following: (i) withdrawal from the M&A Transaction by initiative of the Board of Directors; (ii) violation of any representations and warranties established between the parties in the M&A Transaction documents; (iii) rejection of the M&A Transaction by the shareholders’ meeting of one of the parties; or (iv) acceptance of a competing offer.

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5 DINIR SALVADOR RIOS DA ROCHA and MARCELO GALICIANO NUNES. “Term sheet e contrato de compra e venda de ações ou quotas”. In: Dinir Salvador Rios da Rocha e Larissa Teixeira Quattrini (coord.). Direito societário, Fusões, aquisições, reorganizações societárias e due diligence. São Paulo: Saraiva, 2012, page 106.

6 In such regard, the corporate reorganization transactions involving the following companies stand out: Suzano Papel e Celulose S.A. and Fibria Celulose S.A.; Magazine Luiza Cayman Ltd. and Netshoes (Cayman) Ltd., Aliansce Shopping Centers S.A. and Sonae Sierra Brasil S.A.; International Meal Company Alimentação S.A. and MultiQSR Gestão de Restaurantes Ltda., all of them concluded in 2019, as well as the transaction involving Natura Cosméticos S.A. and Avon Products, INC., concluded in 2020. The documents of the corporate reorganization transaction between Embraer S.A. and The Boeing Company, performed in 2019 and terminated in the following year, also contained provisions regarding breakup fee in certain situations. Sources: Investors Relations website of the referred to companies.

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However, the examples of events that may entail payment of breakup fees are not exhaustive, taking into consideration the several possible reasons for which one M&A Transaction may fail7.

Usually, the breakup fees are established for the benefit of an acquiring party in an M&A Transaction, both aiming at stimulating the corporate reorganization to be effectively performed and at compensating the costs incurred and the losses suffered by the acquiring party due to non-performance of the transaction - confirming constitution of the breakup fee as a liquidated-damages clause.

However, the preliminary agreements in M&A Transactions may also provide for breakup fees for the benefit of the party to whom the proposal is intended, or, in other words, the company “to be acquired”. In such situations, the clauses are usually referred to as reverse breakup fees.

The reverse breakup fees are commonly used in situations in which the M&A Transaction involves an antitrust risk. In such events, the purpose is to compensate the winning company if the transaction is not approved by the competition defense agencies, based on the principle that such possibility should have been foreseen by the acquiring party previously to presentation of the proposal.

Such form of compensatory fine is justified to the extent that the analyses performed by the competition defense agencies take a considerable amount of time to be concluded, during which, many times, the companies involved in the M&A Transaction, particularly the company “to be acquired”, are prevented from conducting their activities on a regular basis, due to the corporate reorganization transaction already contracted or to be implemented.

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7 HEATH PRICE TARBERT. "Merger Breakup Fees: A Critical Challenge to Anglo-American Corporate Law". In: Law and Policy in International Business, v. 34, No. 3, 2003, page 639-640.

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       Other examples of events that could give rise to payment of the reverse breakup fee are (i) the buying company’s incapacity to obtaining financing; (ii) non-approval of the M&A Transaction by buyer’s shareholders; and (iii) non-closing of the M&A Transaction up to the date agreed by the parties due to fault of buyer.

Therefore, the provision for payment of the reverse breakup fee is justified as a form of compensating the wining company for possible damages, such as loss of clients and of key employees, and such risk is transferred to the acquiring company8.

1.2. Answer to the Question

The provision for payment of compensatory fine due to failure of the Transaction is contained in Clause 8.1 of the Association Agreement, and it will be due by one party to the other as follows:

(i) by Linx STNE, if Linx fails to comply with the exclusivity obligations before STNE in relation to the Transaction, as provided for in Chapter 7 of the Association Agreement;

(ii) by Linx to STNE, if a transaction of acquisition of Linx by third parties is approved;

(iii) by the infringing party, in the event of non-compliance with its obligations assumed in the Association Agreement that results from its termination;

(iv) by Linx to STNE, if the Transaction is rejected by Linx General Meeting;

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8 DARREN S. TUCKER and KEVIN L. YINGLING. "Keeping the Engagement Ring: Apportioning Antitrust Risk with Reverse Breakup Fees". In: Antitrust, v. 22, No. 3, Summer 2008, page 71.

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       (v) by STNE to Linx, if the Administrative Council for Economic Defense - CADE disapproves the Transaction or imposes restrictions that may not be met by the signatory parties of the Association Agreement.

The amount of fine dealt with by Clause 8.1 of the Association Agreement has been agreed by the signatory parties to be four hundred fifty-three million seven hundred fifty thousand Reais (BRL 453,750,000.00), except for the compensatory fine referred to in item (iv) above, the amount of which is one hundred twelve million five hundred thousand Reais (BRL 112,500,000.00).

As it can be noticed, the events of payment of fine established in Clause 8.1 clearly indicate that the intent of the signatory parties of the Association Agreement was to previously define the amount of the losses and damages incurred by them if the Transaction is not performed, depending on the event it gives rise to.

In such regard, the wording of Clause 8.1.3 confirms such understanding, according to which “the Companies, StoneCo and DLP hereby agree that the Fine will be the only remedy of the Companies in the event of non-compliance with obligations assumed in this Agreement, it being certain that this Agreement does not admit specific performance nor any complementary indemnification of the Companies, their shareholders or managers”.

As previously analyzed, determination of payment of compensatory fine by means of the clause known as breakup fee is usual in preliminary agreements of M&A Transactions and is comprised, in the Brazilian legal system, by the general rule contained in article 408 of the Brazilian Civil Code, which regulates the determination of the liquidated-damages clause for the events in which one of the parties fails to comply with the obligations assumed in a certain agreement.

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       Thus, authorization, by the Board of Directors of Linx, of execution of the Association Agreement and other agreements related to the provision of payment of breakup fee is fully valid within the scope of the Transaction.

In fact, the Transaction is a proposal of corporate reorganization the total amount of which consists in nearly six billion two hundred forty-eight thousand Reais (BRL 6,248,000,000.00), involving big publicly-held companies in two different legal systems and complex management, operating, and governance structures.

In such regard, it is fully justifiable that StoneCo, upon proposing the Transaction, has required from Linx the exclusivity commitment in what refers to occasional proposals by competitors, as well as that it protects itself from the possibility of Linx’s being acquired by third parties, or, also, in the event the Transaction is rejected by the Company’s shareholders.

It should be reminded, in such sense, that, to enable implementation of the Transaction, StoneCo will have to make meaningful efforts and incur relevant costs both to obtain the required legal and regulatory approvals and to obtain the payments necessary for payment of the installment in cash to the Company’s shareholders, it being thus reasonable that it has required inclusion, in the Association Agreement, of a breakup fee for the event of the Transaction not being performed for any reason attributable to Linx.

Similarly, the decision of the Board of Directors of Linx to accept the terms of the proposal by StoneCo – including provision of payment of compensatory fine – is justified by the fact that, in the understanding of the members of the agency, the referred to proposal is of the interest of the Company and of its shareholders.

Thus, to the extent the breakup fee constitutes a valid clause in the Brazilian legal system, usual in transactions of such type and reasonable in what refers to the circumstances of the specific case, there is no reason to consider that

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the acceptance, by the Board of Directors of Linx, of the terms of the referred to liquidated-damages clause would create any undue burden to the Company’s shareholders in what refers to their voting right about the Transaction or to the possibility of receipt and occasional resolution about the other competing proposals that may, in their understanding, be more favorable.

To the extent of Linx Shareholders’ voting right at the General Meeting, the fact that there is a provision of payment of compensatory fine if the Transaction is not approved constitutes just an additional element to be considered by the shareholders upon exercising their voting right at the meeting.

That is, the shareholders will be previously aware that their voting at the General Meeting resolving on the Transaction will have consequences, to wit: implementation of the Transaction or payment, by the Company, of the compensatory fine due as a result of disapproval of the Transaction.

Similarly, the favorable position of the Board of Directors regarding the terms of the Association Agreement, in particular in what refers to the provision of the breakup fees, also does not damage Linx Shareholders’ right to analyze occasional competing proposals that may be received by the Company.

In such sense, Clause 7.2 of the Association Agreement9 expressly authorizes the independent members of the Board of Directors of Linx to receive and analyze competing proposals, establishing that such conduct will not constitute violation of the exclusivity obligation assumed by the Company within the scope of the Association Agreement.

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9 “7.2. Exception. Without prejudice to compliance with the exclusivity obligations established above, if, by initiative of a third party, it is presented to Linx or its shareholders a binding proposal not subject to financing or due diligence regarding a Competing Transaction, the independent members of the Board of Directors of Linx — with Linx Shareholders’ participation being prohibited — are hereby authorized to receive and assess the concerning proposal, together with the involvement of their contracted advisers, to the best interest of Linx, it being certain that such conduct, including occasional recommendation of approval of Competing Transaction proposal by the Board of Directors of Linx (which may not count on the favorable vote of Linx Shareholders) required to comply with its fiduciary and legal duties, will not constitute violation of the exclusivity obligation assumed in this Agreement.”

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That is, in the event that a competing proposal in relation to the Transaction is sent to the Company, it may be received and analyzed by the independent members of the Board of Directors and such measure will not trigger the payment of the breakup fee provided for in Clause 8.1 of the Association Agreement due to a supposed non-compliance with the exclusivity obligations assumed by Linx before STNE.

In such regard, it should be emphasized the resolution of the Board of Directors of Linx held on 09/01/2020, which ratified the formation of an Independent Committee composed by the independent board members of the Company, to “analyze the proposal of business combination publicly presented by TOTVS S.A (...) and any other non-requested competing offerings of business combination involving the Company that may be received”.

As it can be seen, Clause 7.2 of the Association Agreement not only provides for the possibility of Linx’s receiving competing offerings, but such event actually occurred, which fully removes any questioning related to the restraint to the right to receive competing proposals occasionally more favorable to the Company.

Occasional presented competing proposals will be priced taking into consideration the obligation assumed by Linx to pay the breakup fee if the Company is acquired by third parties. Furthermore, possibly, there would not exist a competing offering had the proposal for the Transaction not been presented and published, consequently drawing the attention of competitors to such commercial opportunity.

Thus, the third parties occasionally interested in present a corporate reorganization proposal involving the Company shall be aware that the provision of payment of the breakup fee provided for in the Association Agreement will influence the terms of the competing proposal to be presented by them - and this, it should be

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repeated, will not constitute any type of undue burden to the Company’s shareholders.

In view of the foregoing, it is concluded that the Board of Directors of Linx, upon authorizing the Company to enter into preliminary agreements related to the Transaction providing for payment of breakup fees — a practice usual in M&A Transactions and absolutely regular —, did not create any undue burden to the Company’s shareholders, both in what refers to the exercise of voting right at the General Meeting resolving on the Transaction and in relation to the possibility of receiving other acquisition proposals by occasionally interested third parties.

2nd QUESTION

“Is the compensatory fine equivalent to 7.2% of the amount of the Transaction, established as part of the exclusive commitment with the Stone Group to consummate the Transaction, in case a similar transaction is closed with a third party, legally valid and justifiable in context of the Operation?”

ANSWER

2.1. Amount of the Compensatory Fine

The Brazilian Civil Code has references regarding the amount of the compensatory fine provided for in liquidated-damages clauses. Article 412 sets forth that "the amount of the fine imposed in the liquidated-damages clause may not exceed that of the main obligation". Under the terms of such legal provision, therefore, the amount of the compensatory fine would be limited to the amount of the main obligation.

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       Another provision related to the amount of the compensatory fine is found in Article 413 of the Civil Code, which grants the judge powers to determine the reduction of the amount established in the liquidated-damages clause "if the amount of the penalty is blatantly excessive, considering the nature and purpose of the transaction".

Both provisions have been the subject of criticism by part of the jurists, in the sense that "in business relations, the parties should be free to stipulate the conventional penalty negotiated and considered adequate to regulate the particular circumstances of the covenant, including so that the debtor is, in fact, encouraged to fulfill the obligation agreed"10.

In the same way, José Cretella Neto points out that the possibility of reviewing the liquidated-damages clause by the Judiciary Branch, provided for in article 413 of the Civil Code, constitutes “a conception that is too archaic and is not compatible with the dynamism of the current business world, in which, for example, the confidentiality of certain projects deserves to be covered by a strict liquidated-damages clause, precisely to prevent that abuses are committed by any of the parties of the agreement and that irreparable damage is caused” 11.

Thus, the fact that the amount provided for in a liquidated-damages clause may be considered excessive by the Judiciary Branch, in addition to representing an absolutely subjective judgment, would constitute an affront to the parties’ right to freely stipulate the terms of an agreement - especially with regard to business transactions.

The discussion on the limitation of the compensatory fines amount gained strength with the enactment of Law No. 13,874/2019, known as “Economic

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10 RENATO BERGER. Temas Complexos de Direito Empresarial. São Paulo: Quartier Latin, 2019, page 151.

11 JOSÉ CRETELLA NETO. "Da Cláusula Penal nos Contratos Empresariais - Visão dos Tribunais Brasileiros e Necessidade de Mudança de Paradigma". In: Revista de Processo. v. 245. July 2015. pages 379-404.

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Freedom Law”, which is the result of Provisional Presidential Decree No. 881/2019 being converted into law.

Such law, which, among other matters, “institutes the Declaration of the Economic Freedom Rights", establishing rules for protection of free enterprise and free exercise of economic activity, explicitly seeks to privilege free contracting and autonomy of the parties in the case of equal business legal transaction.

In this sense, item VIII of article 3 of the Economic Freedom Law provided for that:

"Article 3 - The following are the rights of every natural or legal person, essential for the economic development and growth of the Country, subject to the provisions of the sole paragraph of article 170 of the Federal Constitution:

(...)

VIII - to be assured that equal business legal transactions will be subject to free stipulation by the parties of the agreement, in order to apply all the rules of business law only in a manner subsidiary to the agreement, except public policy rules" (emphasis added)

In addition, the inclusion by Law No. 13,874/2019 of article 421-A to the text of the Civil Code, under the following terms, stands out:

"Article 421-A - Civil and business agreements are assumed to be equal and symmetrical until there are concrete elements that justify the removal of this assumption, except for the legal regimes provided for in special laws, also ensuring that:

I - the parties of the agreement may establish objective parameters for the interpretation of the agreement clauses and their assumptions for review or resolution;

II - the risk allocation defined by the parties must be respected and observed; and

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III - the review of the agreement will only occur in an exceptional and limited manner." (emphasis added)

As can be seen, the Economic Freedom Law consolidated the understanding about the parties’ right to freely stipulate the terms and conditions of business legal transactions, as well as the measurement of the risks related thereto.

Thus, it is possible to affirm that, provided that the limit imposed by Article 412 of the Civil Code is observed - which, as analyzed, is not free from criticism - the Brazilian legal system understands the amount of the compensatory fine freely agreed by parties in business legal transactions to be regular, which may only be the subject of review in absolutely exceptional cases.

2.2. Answer to the Question

As referred in the answer to the 1st Question above, one of the main purposes of the provision of breakup fees in preliminary agreements involving M&A Transactions - which is a liquidated-damages clause stipulating the payment of a compensatory fine, being totally legal from a legal point of view - is to protect the acquiring party in relation to possible competing proposals that are presented.

Such third party proposals may arise for the most varied reasons, such as the visibility that the M&A Transaction brought to the market or its intention to take over a certain market share initially envisioned by the competitor that proposed the original transaction, in order to avoid its development.

Thus, the parties involved in the M&A Transaction, through the stipulation of the breakup fee, previously establish the compensation due to the acquiring party for the non-completion of the transaction due to the acceptance of the competing offer.

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       In this case, pursuant to Clause 8.1 of the Association Agreement, Linx and StoneCo established a compensatory fine, as a breakup fee, in the amount of four hundred and fifty-three million, seven hundred and fifty thousand Reais (BRL 453,750,000.00), which will be due, among other cases, if Linx breaches its exclusivity commitment in relation to the Transaction, accepting a competing takeover bid.

The amount of the breakup fee for accepting a competing proposal results in compensation to the acquiring party for the losses suffered, not only with the costs incurred in structuring the M&A Transaction - such as paying consultants, lawyers, performing due diligence - but also the opportunity cost borne by the aggrieved party in relation to the non-completion of the transaction.

In addition, the amount of the compensatory fine, in these cases, must be sufficient to inhibit the proposals of interested third parties, which is the main purpose of its stipulation, as previously analyzed.

With regard to M&A Transactions performed in Brazil, according to a survey carried out by Dealogic, in 2018 the average of the amounts established as breakup fees was 8.2% of the total amount of the transaction12. In 2020, according to the same consulting firm, this percentage would currently be of 7.4%13.

Therefore, from the point of view of market practice, the amount established in the Association Agreement as a breakup fee if the Transaction is not completed by accepting a competing proposal, equivalent to 7.2% of the total amount of the transaction, is consistent with the parameters usually practiced in similar transactions carried out in the Brazilian market.

_________

12 Valor Econômico, 03/20/2018 (https://valor.globo.com/financas/noticia/2018/03/20/adocao-de-taxa-de-insucesso-cresce-em-aquisicoes-no-brasil.ghtml).

13 Valor Econômico, 08/21/2020 (https://valor.globo.com/empresas/noticia/2020/08/21/acordo-chama-atencao-para-multas-elevadas.ghtml).

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       However, it should be noted that, even if the amount established in the Association Agreement as a breakup fee may be higher than that practiced in other M&A Transactions in Brazil, such fact would not imply the invalidity of the liquidated-damages clause or even the Transaction.

As previously analyzed, the Brazilian legal system enshrines the freedom of the parties of a business legal transaction to freely stipulate its terms and conditions, which certainly includes the fixing of the amounts related to the payment of compensatory fines for non-compliance with the main obligation.

In effect, when defining the amounts that will be due as a compensatory fine, the fixing of the liquidated-damages clause takes into account specific factors related to the legal transaction itself, which are unique in the specific case, even though similar situations may have previously existed in the business market - but never the same.

Thus, considering that the amount of the breakup fee defined by common agreement between Linx and StoneCo took into account sole and particular factors related to the Transaction and any consequences resulting from its non-performance, even if this amount was above the average practiced in other M&A Transaction in Brazil, this fact alone would not render the liquidated-damages clause in question invalid.

Additionally, it should be noted that the provision for payment of a compensatory fine as a breakup fee for breach of the exclusivity commitment with the Stone Group, pursuant to Clause 7.2 of the Association Agreement, does not prevent Linx from analyzing proposals from interested third parties, as analyzed in the answer to the 1st Question.

In view of the above, considering that the provision of the payment of a compensatory fine by Linx to STNE, equivalent to 7.2% of the amount of the

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Transaction, (i) is in line with the percentages usually practiced in similar M&A Transactions in the Brazilian market; (ii) it is a discretionary measure of the Companies, with the amount of the breakup fee freely agreed by the parties and in compliance with legal rules; and (iii) does not prevent Linx from receiving offers competing with the Transaction, which must be analyzed by the independent members of the Board of Directors and may occasionally be recommended for approval by said body, we believe that the provision of the compensatory fine in question is legally valid and fully justified in the context of the Transaction.

3rd QUESTION

“The compensatory fine equivalent to BRL 112,500,000.00 to cover the transaction costs incurred by STNE if the Company’s general meeting rejects the Transaction with STNE (and provided that no competing offer already announced within 12 months of the rejection is contracted), is legally valid and justified in the context of the Transaction?”

ANSWER

As analyzed in the answer to the 1st Question, one of the events that commonly give rise to the payment of the breakup fee is the non-approval of the M&A Transaction by the shareholders’ meeting of the company to be acquired.

Thus, when resolving on whether or not to approve the Transaction, Linx shareholders must counterbalance the benefits of the proposal presented by StoneCo in relation to the amount of the breakup fee, the payment of which will be due if such proposal is rejected. In this regard, the USA jurists points out that:

"Because breakup fees are contractual terms in the merger agreement, it is entirely reasonable to contend that when shareholders decide to vote on the basis of breakup fees, they are essentially considering the merits of the transaction. That is, stockholders are simply weighing the cost of triggering the

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breakup fees in relation to the possible benefits inured through an alternative transaction or none at all.

(...)

Nevertheless, suits alleging that breakup fees were coercive are extremely difficult to win. In Brazen v. Bell Atlantic Corp., the court frankly stated, "the mere fact that the stockholders knew that voting to disapprove the merger may result in activation of the [breakup] fee does not by itself constitute stockholder coercion."14 (emphasis added)

As can be seen, by weighing the cost-benefit ratio involving the Transaction, Linx shareholders will not be coerced into voting in a certain way, but led to reflect on the benefits and harms of their decision, including the provision for payment of breakup fee in case of rejection of the Transaction.

It is in this sense that, also as analyzed in the answer to the 1st Question, the provision for payment of the breakup fee if the Transaction is not approved, although it constitutes a relevant factor, represents only one more element to be taken into account by the Company’s shareholders at the General Meeting to resolve on the Transaction.

There being no doubts about the legality of the stipulation of the breakup fee, with specific reference to the compensatory fine provided for in the Association Agreement if the Transaction is not approved by Linx shareholders, it is important to note that the amount of said fine, one hundred and twelve million and five hundred thousand Reais (BRL112,500,000.00), is equivalent only to approximately 1.8% of the total amount of the Transaction.

In this sense, although it may be considered a large amount per se, the amount in question does not prove to be so relevant in the context of the Transaction

_________

14 HEATH PRICE TARBERT. "Merger Breakup Fees: A Critical Challenge to Anglo-American Corporate Law". In: Law and Policy in International Business, v. 34, No. 3, 2003, page 657.

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- which proves its non-coercive character in relation to the exercise of voting rights by Linx shareholders.

Thus, the amount stipulated in the Association Agreement for the termination fine in question is compatible not only in relation to the total amount of the Transaction, but also with respect to the various costs already incurred and those still pending by the Stone Group, either with the payment of advisors and lawyers, carrying out due diligence, as well as expenses with financial institutions. It is, therefore, a legitimate way for the Stone Group to be compensated if the Transaction fails due to its rejection by Linx shareholders.

In addition, the amount of the breakup fee in question is also justified due to the obligations assumed by STNE and StoneCo under the Association Agreement, especially with regard to the commitments of (i) financial capacity to consummate the Transaction, pursuant to item (xi) of Clause 4.1 of the Association Agreement; and (ii) payment of a reverse breakup fee to Linx if the Transaction is not approved by CADE or if it imposes restrictions that may not be met, as provided for in Clause 6.3.5 of the Association Agreement.

Therefore, it is concluded that the provision for payment, by Linx, of a compensatory fine in the amount of one hundred and twelve million and five hundred thousand Reais (BRL 112,500,000.00), equivalent to approximately 1.8% of the total amount of the Transaction, due if the Company’s General Meeting does not approve it, besides being legally valid, it is also justifiable in the context of the Transaction, especially taking into account the costs already incurred and those that will still be borne by the Stone Group, as analyzed.

This is our Opinion.

Rio de Janeiro, September 24, 2020.

Opinion

Fábio Ulhoa Coelho

Full Professor of Commercial Law of

Pontifícia Universidade Católica de São Paulo

Linx S.A. (“Linx”) makes a consultation regarding a corporate law issue, related to the combination of business transaction (“Transaction”) with the company STNE Participações S.A. (“STNE”), indirectly controlled by Stoneco Ltd. (“StoneCo”; and, together with STNE, “Stone Group”).

1.       It informs that, on 08/10/2020, it Board of Directors examined the Transaction proposal (“Stone Proposal”) which STNE had submitted to its Chief Executive Officer Alberto Menache (“Alberto”) and to the other founding shareholders, Nércio José Monteiro Fernandes (“Nércio”) and Alon Dayan (“Alon”) (together with Alberto, “Founding Shareholders”). At the meeting of the Board of Directors, the issue was deeply discussed by the board members, who had, at the time, the financial consultancy services of Goldman Sachs and the legal consultancy services of Pinheiro Neto Advogados, as recorded in Exhibit I of the Minutes.

2.       It also informs that the Transaction was approved by its Board of Directors, with the abstention of those legally impeded, and then it executed, with STNE, on 08/11/2020, the Association Agreement and Other Covenants (“Association Agreement”). On the same day, it provided for the publication of the material fact notice (“Material Fact of 08/11”).

3.       It describes the structure of the Transaction as follows:

(i) as means of integration of the STNE’s and Linx’s activities, the totality of the shares issued by the latter will be merged (“Share Merger”); (ii) Linx shareholders will receive, as substitution for the shares merged, mandatorily redeemable preferred shares issued by STNE, of two different classes (A and B); (iii) the relation of substitution will be one (1) class A preferred share and one (1) class B preferred share, issued by STNE, for one (1) ordinary share issued by Linx; (iv) the class A preferred shares will be redeemed immediately after the Share Merger, through the payment in cash, to the shareholder, of thirty Reais and thirty-nine centavos (BRL 30.39), updated pro rata die in accordance with the CDI variation, from the sixth month after the execution of the Association Agreement; (v) the class B preferred shares will be redeemed immediately after the Share Merger, upon consistent payment at the delivery of the class A shares of StoneCo, admitted to trading at NASDAQ, at the ratio of one (1) share issued by STNE to 0.0126774 share issued by StoneCo; (v) the relation of substitution of shares, at the Share Merger, attributes the amount of thirty-three Reais and seventy-six centavos (BRL 33.76) to the share issued by Linx; (vi) the protocol and the justification of the Share Merger (“Protocol”) may establish alternative ratios in the relation of substitution, provided that the maximum limits fixed in the Association Agreement for the price and number of shares issued by StoneCo in the redemption, respective, of the classes A and B preferred shares, issued by STNE, be observed; (vii) the American Depositary Receipts (“ADRs”) backed by Linx shares will be replaced by class A preferred shares issued by STNE; (vii) after the Transaction, the shares issued by Linx and the ADS will no longer be tradeable at B3 S.A. - Brasil, Bolsa, Balcão S.A. (“B3”) and New York Stock Exchange - NYSE, respectively; (viii) the Transaction is subject to the following conditions precedent: (viii.i) approval by the Administrative Council for Economic Defense (“CADE”); (viii.ii) registration of statement of StoneCo in the F-4 Form, in accordance with the 1933 Securities Act; (viii.iii) approval, by Linx shareholders, (a) of the waiver of application of article 43 of Linx Bylaws, related to any STNE obligation of conducting a public offering for acquisition of Linx’s shares as a result of the Transaction; (b) waiver of STNE’s adhesion to the Novo Mercado segment of B3; and (c) of the Share Merger, Protocol, appraisal report and other instruments necessary to its implementation; and (viii.iv) approval, by STNE shareholders, (a) of the Share Merger, Protocol, appraisal report and other instruments necessary to its implementation; and (b) the share redemption.

4.       It adds that, within the scope of the Transaction, the Founding Shareholders executed, on 08/11/2020, with STNE’s controlling shareholders, the Vote Commitment and Assumption of Obligations (“Vote Commitment”), where they assumed to vote, except for any legal restrictions, in the General Meeting of the client, in favor of the approval of the Transaction, as well as undertook not the sell or in any other way dispose of the shares issued by Linx held thereby.

5.       It notes that, at the same date, other legal businesses conditioned to the execution of the Transaction were executed, namely: (i) the paid commitments of the Founding Shareholders not to compete and not to solicit (“Non-Compete Agreements”); and (ii) the provision of services by Alberto to the Stone Group (“Engagement Letter”).

6.       It reports that, on 08/14/2020, Totvs S.A. (“Totvs”) presented to the client’s Board of Directors a Business Combination Proposal (“Totvs Proposal”), which provides for the “consolidation of the shareholding basis” of the two companies into

Totvs, with Linx shareholders holding the equivalent to 24% of the proposing party’s capital stock.

7.       In the Totvs-Proposal, each Linx shareholder will receive, in substitution for the shares issues thereby, one (1) Totvs share plus six Reais and twenty centavos (BRL 6.20). The implementation of the proposed businesses combination depends on its approval by the shareholders of the two companies and on CADE’s approval. On the same day, it provided for the publication of the material fact notice (“Material Fact of 08/14”).

8.       It narrates that, on 08/17/2020, given the terms of the Material Fact of 08/14, by Totvs, the client published a notice of material fact informing that, when the Board of Directors examined and approved the Stone Proposal, on 08/10/2020, “there was no expectation or concrete element regarding any proposal by TOTVS that justified to inform” that body thereof” (Material Fact of 08/17”).

9.       It reports that CVM, on 08/25/2020, sent an official letter to Linx, requesting information from the company, the independent members of the Board of Directors, Roger de Barbosa Ingold and João Cox Neto (“Independent Board Members”) and of the Founding Shareholders.

10.       The Stone Group, the narrative continues, partially changed its proposal, which was submitted, on 09/01/2020, to the discussion and resolution of the client’s Board of Directors, with the participation of the Independent Board Members only. After the new conditions were approved, the client executed the amendment to the Association Agreement (“Amendment”) on the same day, 09/01/2020.

11.       The Amendment changed the Association Agreement in the following aspects: (a) the price of the Redemption of the class A preferred shares was increased to thirty-one Reais and fifty-six centavos (BRL 31.56); (b) in the relation of substitution, in the Share Merger, the amount attributed to the Linx shares is increase to thirty-five Reais and ten centavos (BRL 35.10); (c) the compensatory fines set forth in the Association Agreement were reduced to four hundred and fifty-three million, seven hundred and fifty thousand Reais (BRL 453,750,000.00) and one hundred and twelve million and five hundred thousand Reais (BRL 112,500,000.00); and (d) disconnection of the Association Agreement in relation to the Non-Compete Agreement and the Engagement Letter.

12.       The Founding Shareholders, simultaneously to the negotiations of the Amendment, also negotiated the Non-Compete Agreements and the Engagement Letter.

13.       In the Non-Compete Agreements, the indemnification agreements were reduced and the period during which the Founding Shareholders undertake not to compete with the Stone Group was increased from three to five years.

14.       In turn, in the Engagement Letter, the Alberto’s function in the Stone Group was altered, it no longer being “Executive” to become “advisor”, with the due adjustment in the compensation.

15.       Still on 09/01/2020, the client published a notice of material fact, with the information related to the changes mentioned above in the Association Agreement, Non-Compete Agreements and Engagement Letter. In this same notice, it was informed to the market that the Independent Board Members were not yet ready to make a statement regarding the Totvs Proposal, as they still did not have more detailed information of the intended business combination (“Material Fact of 09/01”).

16.       At my request, the client sent the shareholding position of its shareholders:

Linx S.A. - Shareholding Position on 08.19
Shareholder	Common Shares (%)	Preferred Shares (%)	Total Shares (%)
Genesis Asset Managers	5.345000	0.000000	5.345000
Nércio José Monteiro Fernandes	5.688000	0.000000	5.688000
Alberto Menache	4.616000	0.000000	4.616000
Alon Dayan	3.616000	0.000000	3.616000
Daniel Mayo	0.328000	0.000000	0.328000
Others	57.880000	0.000000	57.880000
GIC Private Limited	9.980000	0.000000	9.980000
Itaú Unibanco S.A.	5.090000	0.000000	5.090000
Others	0.000000	0.000000	0.000000
Treasury Shares	7.457000	0.000000	7.457000
Total	100.000000	0.000000	100.000000

17.       Client presents to me copies of the following documents: (i) Communication to the Market, of 08/12/2020, with electronic links to the Association Agreement, Vote Commitment, Non-Compete Agreement Nércio, Non-Compete Agreement Alon,

Alberto Non-Compete Agreement and Alberto Engagement Letter; (ii) Minutes of the Meeting of the Board of Directors of 08/10/2020; (iii) Material Fact of 08/11; (iv) Material Fact of 08/14; (v) Material Fact of 08/17; (vi) CVM Official Letter CVM 136/2020/CVM/SEP/GEA-4, of 08/25/2020; (vi) Bylaws of Linx; (vii) Amendment to the Association Agreement; (viii) Amendments to the Non-Compete Agreements; (ix) Amendment to the Engagement Letter; (x) Minutes of the Meeting of the Board of Directors of 09/01/2020; (xi) Material Fact of 09/01; and (xii) Answer to CVM’s Official Letter, with the statement of the Founding Shareholders (Exhibit I) and of the Independent Board Members (Exhibit II), of 09/09/2020.

18.       The Opinion is divided in two sections, in addition to this brief introduction. The first one is dedicated to the examination of the allegation that the Transaction’s structure aimed at bypassing the rules on the disposal of control of a publicly-held company, showing its inconsistence. The second one covers the questions and their answers.

Section I - Absence of disposal of the controlling power

19.       The Share Merger is an fully regular legal and corporate means for Linx to be integrated to the Stone Group. There is no simulation or indirect business that may raise consistent doubts in relation thereto. Nor does the allegation, adopted by some market agents, that the Founding Shareholders were selling Linx’s control under the disguise of a share merger have grounds.

20.       First of all, I reinforce that Linx is company that does not have a controlling shareholder.

21.       The Founding Shareholders hold, together, less than 14% of Linx’s common shares. And the remaining 86% are not so spread in the market that make difficult or impossible for other share to organize themselves in order to overcome this reduced percentage of corporate interest thereof, if they so wish.

22.       It can be noted from the high quorums for the instatement of the last General Meetings that it would be easy for the other Linx shareholders, if they so wish, to create a control block with an interest higher than that of the Founding Shareholders. By the way , in 2020 Linx’s AGM was instated with the presence of more than 80% of the capital stock.

23.       If the Founding Shareholders are, since the beginning, administrators of Linx, being today the majority of the Board of Directors, this certainly is not due to the percentage of the shares that they hold together. On the contrary, their permanence in

Linx’s administration is due to the recognition, by the general shareholders of the company, that the company could not be in better hands.

24.       In sum, the Founding Shareholders are not Linx’s controlling shareholders to have, in their equity, corporate rights that constitute a control power that they could dispose of.

25.       On the other hand, the allegation brought by some market agents that the Non-Compete Agreements are instruments for the payment of a disguised control bonus has no grounds.

26.       Firstly, because there is no mathematical relation between the percentage participation of each of the Founding Shareholders and the compensation set forth in the Non-Compete Agreements (Amendments, of 09/01/2020). See below:

	Corporate Interest	Indemnification (StoneCo Shares)
Alberto	4.616%	340,476
Nércio	5.688%	268,797
Alon	3.616%	53,759

27.       In addition to the flagrant disproportion between the corporate interest and the amount of the indemnification for non-competition, both the delivery of StoneCo shares in three annual installments (the first one being due one year after the closing of the Transaction) and the resolutory condition agreed upon in clause 3.1 of the Non-Compete Agreements also reveal the absurdity of seeing therein a disguise for the control bonus.

28.       Let us read again the original version of the clause:

3.1. In consideration for the compliance by the Executive with the obligations set forth herein, Company will make a payment, to the Executive, upon the delivery of [...] class A shares issued by StoneCo, where one-third (1/3) of these shares will be delivered at the first (1st) anniversary of the Closing date, one-third (1/3) at the date of the 2nd anniversary of the Closing and the remaining one-third (1/3) will be delivered at the date of the third (3rd) [anniversary of the] Closing date (“Indemnification”), it being hereby agreed that the delivery of each installment of the Indemnification is conditioned to the effective compliance, by the Executive, of the duties assumed herein.

29.       In the amendment of 09/01/2020, clause 3.1 had the following wording, which maintained the same resolutory condition, where the payment of each installment of the indemnification depends of the effective absence of competition, but increased the term from three to five years:

In consideration for the compliance by Alberto with the obligations set forth herein, Stone Group will make a payment, to Alberto, upon the delivery of [...] class A shares issued by StoneCo, where one-fifth (1/5) of these shares will be delivered at the first (1st) anniversary of the Closing date, one-fifth (1/5) at the date of the second (2nd) anniversary of the Closing date, one-fifth (1/5) at the date of the third (3rd) anniversary of the Closing date, one-fifth (1/5) at the date of the fourth (4th) anniversary of the Closing date and one-fifth (1/5) at the date of the fifth (5th) anniversary of the Closing date (“Indemnification”), it being hereby agreed that the delivery of each installment of the Indemnification is conditioned to the effective compliance, by Alberto, of the duties assumed herein.

30.       As it can be seen, each one of the Founding Shareholders would only be entitled to receive the shares of they actually did not compete with Link, in the next five years subsequent to the Transaction. No one would disguise a control bonus in an installment conditioned to the verification, over the next five years, of a fact completely not related to the ownership of the controller’s corporate rights.

31.       If it was a disguised control bonus, the indemnification would be paid in cash, at the closing of the Transaction, in a quantity of StoneCo shares proportional to the corporate interest of each one of the Founding Shareholders; and, above all, the credit would not depend on competing or not with StoneCo, STNE or Linx, in the next five years. There is no sense in trying to hide a compensation for the transfer of corporate rights (which, by the way, the Founding Shareholders did not have) under an indemnification with such characteristics.

32.       The Non-Compete Agreements aim only at ensuring to the Stone Group that the Founding Shareholders will not use their knowledge and experience to create a new company, which would then compete with StoneCo, STNE or Linx.

33.       Therefore, they aim to ensure the interests of StoneCo and, indirectly, of its shareholders - among which, after the conclusion of the Transaction, the current Linx shareholders will be included.

34.       Likewise, Alberto Engagement Letter is not a private benefit of that Founding Shareholder, due to his condition of Linx Shareholder. The determining issue here,

once again, is his personal attributes as administrator of the company. It is his professionals qualities that made STNE consider the provision of services by Alberto to the Stone Group necessary to the success of the Transaction.

35.       And there is no incompatibility between the Alberto Non-Compete Agreement and the Alberto Engagement Letter.

36.       The duty of loyalty, from which results the duty of not competing with the party that contracts him, is inherent to any hiring of personal services of a consultant. But also the indetermination of the term is inherent to any contracting of the personal services of a consultant. No one can be required to provide personal services against their own will, being applicable the unilateral termination of the agreement, even when a definite term of duration is established.

37.       Thus, Stone Group would not have a full guarantee, regarding the impediment of competition by Alberto, if it had only executed the Engagement Letter with him. Alberto could terminate the services agreement at any time and be free to compete with StoneCo, STNE or Linx, had he not also executed the Non-Compete Agreement.

38.       In sum, if StoneCo was interested only in Linx’s control, without the value added to this company by the personal attributes of the Founding Shareholders, it could easy purchase shares of other shareholders, in a percentage a little above 14%, to taken them from the Board of Directors and elect their own administrators.

39.       As StoneCo did not choose this alternative (much less expensive), its attention to the personal attributes of the Founding Shareholders can be noted. On one hand, it would be harmful to the interests of the business combination if anyone of the three shareholders could compete with Linx or with the Stone Group, or even solicit talents from those companies; on the other, it would specially contribute to the business combination that StoneCo had in mind if Alberto started to provide services to the Stone Group.

40.       When one considers the importance, for Linx, of the personal attributes of the Founding Shareholders, one can note that the Transaction, in its totality, does not bring them any “specific benefit” in relation to the other shareholders of the company1. As

_________

1 For MODESTO CARVALHOSA: “which characterizes the difference between specific benefit (third type [of article 115, paragraph 1]) and the conflicting interest (fourth type) is that, in the former, those harmed will always be the other shareholders, and not necessarily the company, to the extent [...]. This is, indeed, a direct damage to the other shareholders, even if it does not result in any loss to the company, even in indirectly. Regarding the conflicting interest (fourth type), the relation is established directly between the company and the interested shareholder. It is the conflicting interest between the interest of the company, on one hand, and that of the interested shareholders, on the other. Therefore, there is not, in this fourth impediment, the assumption that any business between the interested shareholder and the company is harmful to the latter. The reason for the suspension of the exercise of the vote, in this case, is that a party - the interested shareholder - cannot determine the will of the other party - the company” (Op. cit, vol. 2, page 517)

shareholders, the Founding Shareholders strictly receives the same treatment given, by the Transaction, to the other holders of shares issued by Linx. The Non-Compete Agreement and the Engagement Letter, if they benefit them, they do so not due to their condition of shareholders, but due to their competence and experience as administrators.

41.       If the Founding Shareholders were not Linx shareholders, but only its administrators, even so it would be very likely that Stone would be interested in integrating its operation with those of Linx if it had the perspectives provided by the Non-Compete Agreements and the Engagement Letter. As seen above, everything indicates that, without the due treatment of the importance that the personal attributes of the Founding Shareholders has to Linx, the Stone Group would not have the same interest in the integration of the activities, which motivated it to present the Stone Proposal.

Section II - Questions and answers

42.       Having made the considerations above, it is possible to answer the questions proposed by the client, in an objective and concise manner.

1.       Within the context of the Transaction, by authorizing the execution of the agreements with provisions for the payment of compensatory fines, as described in the Association Agreement, did the Board of Directors create an undue burden to the exercise of voting rights or harm the right of Linx shareholders of receiving and choosing other allegedly more beneficial competing proposals?

43.       No at all. Everybody knows how the company market operates; that the negotiations involve a large expenditure by the potential buyer. And they are businesses usually subject to the implementation of conditions, such as the approval of antitrust authorities, compliance with corporate rules, etc.

44.       Among the expenditures to be considered in this reflection, those of fund raising in the financial or capital market are naturally included.

45.       Thus, it is a current practice in the company market (by the way, in several other agreements as well) to stipulate a fine for the case of non-consummation of the transaction.

46.       The liquidated-damages clause, as known, also serves to establish in advance the amount of the indemnification, so that the party may have refunded the costs incurred in the negotiation that was not successful. This is the case of the liquidated-damages clause contracted in clause 8.1.ii of the Association Agreement; called, by the way, “compensatory fine”, that is, intended to compensate, indemnify, refund expenditures with the negotiation.

47.       As seen in the previous section of the Opinion, by approving the Transaction, the Members of Linx’s Board of Directors acted in the interest of the company and of its shareholders and in the strict compliance with their fiduciary duties.

48.       The Transaction, it must be remembered, is inseparable from the fines contracted in the Association Agreement. The assumption, by a company such as the Stone Group, of certain risks (for instance, that of unfeasibility by CADE’s decision) and of expensive obligations (such as the requirement of authorization of the Security Exchange Commission and the obtaining of financing for the funds to the be employed in the redemption of STNE’s shares), without being based by contractual fines, in case the Transaction does not close by decision of Linx shareholders, is simply not supported by the market practices.

49.       Anyone who assumes that the administrator of a company would not comply with their duty whenever they agree with a legal business that includes a fine in case on non-consummation is reasoning out of reality. This simply does not exist in the company market.

50.       That is, Linx shareholders would be deprived of the gains with the Transaction if the administration of the company reasoned in that manner, out of reality. And they would be deprived not only of the gains of the Transaction, but also of any gains with any other actual opportunity that could be presented, of a business similar to that of the Stone Proposal.

51.       In sum, corresponding to the usual practice of the market, the fine referred to in the question does not prevent nor inhibit Linx shareholders from approving the Transaction.

2.       Is the compensatory fine established as part of the exclusivity commitment with the Stone Group to consummate the Transaction, in case a similar transaction is closed with a third party, legally valid and justifiable within the context of the Transaction?

52.       In the Association Agreement, the exclusivity commitment was contracted. According to that commitment, Linx and the Founding Shareholders assumed the obligation to give exclusivity to the Stone Group in relation to similar transactions proposed by third parties.

53.       In the Association Agreement, the commitment involves certain negative covenants, where the Founding Shareholders are required to adopt the following conducts: (i) refrain from prospecting business alternatives similar to the Transaction (“Competing Transaction”); and (ii) not to vote in favor of any Competing Transaction that may be presented, by third parties, to the Board of Directors.

54.       Exclusivity commitments are usual in the businesses practiced in the company market. Its ratio is also found in the optimization of the high transaction costs, required by such businesses.

55.       The establishment of a fine, in case of non-compliance, is also usual. Obviously, in order to make effective an obligation contracted within the scope of the exclusivity clause, one has to necessarily agree upon a sanction. Obligation without a sanction is not an obligation - everyone knows that.

56.       The establishment of a compensatory fine, equivalent to approximately seven point two percent (7.2%) of the value of the Transaction, observes a reasonable and current criterion. Moreover, it complies with the law in force in the Brazilian law, for not exceeding the amount of the main obligation (CC, art. 412).

57.       Therefore, there is nothing abusive or illegal in the contracting of the compensatory fine, pursuant to clause 8.1, for the case of non-compliance with the obligation included in clause 7.1.

58.       However, a specificity can be pointed out in the exclusivity commitment object of the Association Agreement: it relates to the limitation thereof, in relation to Linx.

59.       With emphasis, the Association Agreement, though fully binding the Founding Shareholders, does not bind Linx to the exclusivity in an absolute manner. This is because it expressly contemplates an exception to the exclusivity, allowing Linx to receive, process and considers a Competing Transaction, such as, for instance, the Totvs Proposal. See clause 7.2 of the Association Agreement, which details the non-existence of any impediment to the receiving and examination of the Competing Transaction by the Independent Board Members of Linx’s Board of Directors.

60.       Therefore, due to the partiality of the exclusivity, by Linx, a peculiarity of the Association Agreement, an opportunity is given to Linx shareholders to opt for a Competing Transaction, frustrating the negotiation around the Transaction included in the Stone Proposal.

61.       Thus, the compensatory fine agreed upon for this case is fully legal and justifiable. Firstly, because it corresponds to a business condition usually adopted in the company market; secondly, because there is no obligation without sanctions; and, thirdly, because the liquidated-damages clause agreed upon observes the legal limit of the Brazilian law.

62.       And, if such reasons that invoke the practice in the company market and the generality of the agreements in Brazil were not sufficient, the compensatory fine object of the question is also legal due to the specificity of the limitation of the exclusivity, pursuant to the Association Agreement.

63.       At the negotiation table, the rationality and equity recommends that, when agreeing with a limitation of the exclusivity by Linx, the Stone Group is compensated for the expenditures incurred in the negotiations, if a Competing Transaction prevails, exactly due to the opportunity opened by this specificity of the Association Agreement.

3.       Is the compensatory fine equivalent to BRL 112,500,000.00 to cover the transaction costs incurred by STNE if the Company’s general meeting rejects the Transaction with STNE (and provided that no competing offer already announced within 12 months of the rejection is contracted), legally valid and justified in the context of the Transaction?

64.       According to the provision of clause 8.1.iv of the Association Agreement, the frustration of the Transaction causes the payment of a compensatory fine, in favor of the Stone Group.

65.       And said clause distinguishes between two situations.

66.       On the one hand, the frustration of the Transaction, due to the non-implementation of the STNE Suspensive Condition related to the General Meeting Approvals (clause 2.3.iv); on the other, the frustration of the Transaction followed by the consummation of the Competing Transaction. In the first case, the compensatory fine is reduced to 25% of its amount.

67.       The two situations are different, and they may lawfully be the object of different agreements, as made in the Association Agreement. Especially if one takes into account that it is very likely that only a competitor of Linx (horizontal competition) or of the Stone Group itself (vertical competition) will be interested in presenting a proposal of a Competing Transaction.

68.       In the first case, the Stone Group will face a concentration in the Brazilian market where it acquires one of its main inputs; in the second, with the strengthening of a competitor.

69.       These adverse scenarios do not occur when the frustration of the Transaction is due only to the non-implementation of a STNE Suspensive Condition related to the General Meeting Approvals.

4.       Is Linx administration required to await supplementation and answers to other proposals, especially TOTVS’, to send them simultaneously for resolution in a general meeting?

70.       There is no such obligation.

71.       Firstly because this would imply to put the definition of the appropriate moment for the resolution of the general meeting at the hands of third parties. It would suffice for any company to spread that it has a competing proposal, list a few of its main lines and then all would stop waiting for specifications - this is an absurd. Linx would be, in this case, fully submitted to the will and strategy of third parties, which, in addition to not being shareholders, may many times be competitors.

72.       Secondly, Linx shareholders are already aware of the existence of the Totvs Proposal and know the bases that were made public by the Material Fact of 08/14.

73.       Thus, it is possible to call the General Meeting of Linx as soon as the conditions of the Amendment of the Association Agreement are implemented, for resolution on the Share Merger.

74.       Each Linx shareholder will go to the meeting already convinced of which proposal, among those presented and those that may be made, meets their interest. If the voting of the Share Merger Transaction is in the agenda, they will vote in favor, it they consider it interesting; and will vote contrary thereto, if they understand that the other proposal is more interesting therefor.

São Paulo, September 23, 2020

[signature]

Fábio Ulhoa Coelho

STNE PARTICIPAÇÕES S.A.
CNPJ/ME nº 35.767.420/0001-82
NIRE 35.300.546.130

ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIA
REALIZADA EM 02 DE OUTUBRO DE 2020

DATA, HORA E LOCAL: Realizada em 02 de outubro de 2020, às 14:00 horas, na sede social da **STNE PARTICIPAÇÕES S.A.**, localizada na Rua Gomes de Carvalho, nº 1.609, 5º andar, Vila Olímpia, CEP 04547-006, na cidade de São Paulo, Estado de São Paulo ("Companhia").

CONVOCAÇÃO E PRESENÇA: Dispensadas e sanadas todas as formalidades de convocação, publicação de anúncios e documentos e, observância de prazos, face à presença de acionistas representando 100% (cem por cento) do capital social da Companhia, conforme assinaturas constantes do Livro de Presença de Acionistas da Companhia e de acordo com o disposto no artigo 124, parágrafo 4º, da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada ("Lei das Sociedades por Ações"), quais sejam: (i) **DLPPAR PARTICIPAÇÕES S.A.**, sociedade anônima de capital fechado, com sede na cidade de São Paulo, Estado de São Paulo, na Rua Fidêncio Ramos, nº 308, conjunto 91, Vila Olímpia, CEP 04551-010, inscrita no CNPJ/ME sob o nº 23.858.641/0001-87, neste ato representada na forma seu Estatuto Social pelos seguintes diretores: (a) **Marcelo Bastianello Baldin**, brasileiro, casado, administrador de empresas, portador da carteira de identidade RG nº 32.901.222 SSP/SP, inscrito no CPF/ME sob o nº 226.377.428-95, residente e domiciliado na Cidade de São Paulo, Estado de São Paulo; e (b) **Rafael Martins Pereira**, brasileiro, casado, administrador de empresas, portador da carteira de identidade RG nº 5.279.958 SSP/MG, inscrito no CPF/ME sob o nº 323.879.848-03, residente e domiciliado na Cidade de São Paulo, Estado de São Paulo; e (ii) **DLP CAPITAL LLC**, com sede na cidade de Dover, Estado de Delaware, na 615 South DuPont Highway, 19901, inscrita no CNPJ/ME sob o nº 14.933.482/0001-47, neste ato representada na forma de seus documentos constitutivos pelos seguintes diretores: (a) **Marcelo Bastianello Baldin**, acima qualificado e (b) **Rafael Martins Pereira**, acima qualificado. Sem prejuízo do disposto acima, a Lista de Presença de Acionistas presentes encontra-se anexa à presente ata, na forma do **Anexo I**.

MESA: Presidente: **Vivian Coelho dos Santos Breder**; Secretária: **Priscilla Saraiva Godoy**.

ORDEM DO DIA: Deliberar sobre: (i) o grupamento da totalidade das ações de emissão da Companhia; (ii) a alteração do artigo 5º do estatuto social da Companhia; e (iii) a consolidação do estatuto social da Companhia.

DELIBERAÇÕES: Após discutidas as matérias constantes da Ordem do Dia, os acionistas da Companhia, por unanimidade de votos e sem quaisquer restrições, resolveram aprovar:

(i) o grupamento da totalidade das ações ordinárias de emissão da Companhia à razão de 4 para 1, de forma que 4 ações ordinárias passam a corresponder a 1 (uma) ação ordinária, sendo mantido o valor do capital social da Companhia, de modo que o seu capital social passa a ser representado por 450.856.833 (quatrocentos e cinquenta milhões, oitocentas e cinquenta e seis mil, oitocentas e

SP - 19624071v5

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trinta e três) ações ordinárias, nominativas e sem valor nominal, e com todos os mesmos direitos e vantagens das ações ordinárias anteriormente emitidas pela Companhia;

(ii) a consequente alteração do artigo 5º do Estatuto Social da Companhia, que passará a vigorar com a seguinte redação:

> *"**Artigo 5º.** O capital social da Companhia, totalmente subscrito e parcialmente integralizado, é de R$ 1.803.427.332,12 (um bilhão, oitocentos e três milhões, quatrocentos e vinte e sete mil, trezentos e trinta e dois reais e doze centavos), dividido em 450.856.833 (quatrocentos e cinquenta milhões, oitocentas e cinquenta e seis mil, oitocentas e trinta e três) ações ordinárias, nominativas e sem valor nominal.*
>
> *§1º Cada ação ordinária confere a seu titular 1 (um) voto nas deliberações da Assembleia Geral.*
>
> *§2º Os acionistas têm preferência para a subscrição de novas ações, na proporção das ações já possuídas anteriormente. Caso algum acionista renuncie, por escrito, ao seu direito de preferência ou, se consultado, não se manifeste dentro de 30 (trinta) dias contados da data da consulta, caberá aos demais acionistas, na proporção das ações possuídas, o direito à subscrição dessas ações dentro do prazo de 30 (trinta) dias a partir da data do término do prazo para exercício do direito de preferência.*
>
> *§3º As ações preferenciais Classe A e as ações preferenciais Classe B terão prioridade no reembolso do capital, sem prêmio, tendo as ações preferenciais Classe A prioridade em relação às ações preferenciais Classe B. As ações preferenciais Classe A e Classe B serão resgatáveis pela Companhia e não terão direito a voto, exceto nos casos previstos em lei."*

(iii) tendo em vista a deliberação acima, aprovar a consolidação do Estatuto Social da Companhia, o qual é parte integrante da presente ata, sob forma do **Anexo II**.

<u>ESCLARECIMENTOS</u>: Por fim, foi aprovada a lavratura da presente ata na forma de sumário, nos termos do Artigo 130, parágrafo 1º da Lei das S.A.

<u>ENCERRAMENTO</u>: Nada mais havendo a ser tratado, foi a presente ata lavrada, lida, aprovada por todos os presentes. A presente Assembleia Geral foi realizada a distância com a coleta das assinaturas das acionistas, por meio da plataforma *D4Sign* (credenciada pela ICP-Brasil, nos termos da Medida Provisória nº 2.200-2/2001). Os membros da Mesa e as acionistas presentes reconhecem e concordam com a assinatura através da referida plataforma, atestando sua veracidade, autenticidade, integridade, validade e eficácia. As partes também concordam que a assinatura eletrônica desta Assembleia Geral não obsta ou prejudica sua exequibilidade. Esta Assembleia Geral produz efeitos para todas as partes a partir da data abaixo indicada, ainda que uma ou mais partes realizem a assinatura eletrônica em data posterior.

A presente ata é cópia fiel da via lavrada em livro próprio.

São Paulo, 02 de outubro de 2020.

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Mesa:

Vivian Coelho dos Santos Breder - Presidente
Priscilla Saraiva Godoy – Secretária

Acionistas:

DLPPAR PARTICIPAÇÕES S.A. - Por Marcelo Bastianello Baldin e Rafael Martins Pereira
DLP CAPITAL LLC- Por Marcelo Bastianello Baldin e Rafael Martins Pereira

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STNE PARTICIPAÇÕES S.A.
CNPJ/ME nº 35.767.420/0001-82
NIRE 35.3.0054613-0

ANEXO I À ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIA DA STNE PARTICIPAÇÕES S.A. REALIZADA EM 02 DE OUTUBRO DE 2020

LISTA DE PRESENÇA DE ACIONISTAS

Acionistas	Ações Ordinárias
DLP Capital LLC	1.803.427.331
DLPPAR Participações S.A.	1
TOTAL	1.803.427.332

Mesa:

Vivian Coelho dos Santos Breder - Presidente
Priscilla Saraiva Godoy – Secretária

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ANEXO II À ATA DA ASSEMBLEIA GERAL EXTRAORDINÁRIA DA STNE PARTICIPAÇÕES S.A. REALIZADA EM 02 DE OUTUBRO DE 2020

STNE PARTICIPAÇÕES S.A.
CNPJ/ME nº 35.767.420/0001-82
NIRE 35.3.0054613-0

CAPÍTULO I
DENOMINAÇÃO, SEDE, FORO E DURAÇÃO

Artigo 1º. A **STNE PARTICIPAÇÕES S.A.** ("Companhia") é uma sociedade por ações fechada, regida por este Estatuto Social, pela Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada ("Lei das Sociedades por Ações") e pelas demais disposições legais aplicáveis

Artigo 2º. A Companhia tem sede e foro na Cidade de São Paulo, Estado de São Paulo na Rua Gomes de Carvalho, 1609, 5º andar, Vila Olímpia, CEP 04547-006, podendo, mediante deliberação da Diretoria, abrir, transferir e fechar filiais, escritórios, sucursais, representações e qualquer outro tipo de dependência de instituições de pagamento em qualquer localidade do território nacional ou do exterior.

Artigo 3º. A Companhia terá prazo de duração indeterminado.

CAPÍTULO II
OBJETO SOCIAL

Artigo 4º. A Companhia tem por objeto social a participação em outras Sociedades, como sócia ou acionista, no país ou no exterior ("Holding").

CAPÍTULO III
CAPITAL SOCIAL E AÇÕES

Artigo 5º. O capital social da Companhia, totalmente subscrito e parcialmente integralizado, é de R$ 1.803.427.332,12 (um bilhão, oitocentos e três milhões, quatrocentos e vinte e sete mil, trezentos e trinta e dois reais e doze centavos), dividido em 450.856.833 (quatrocentos e cinquenta milhões, oitocentas e cinquenta e seis mil, oitocentas e trinta e três) ações ordinárias, nominativas e sem valor nominal.

§1º. Cada ação ordinária confere a seu titular 1 (um) voto nas deliberações da Assembleia Geral.

§2º. Os acionistas têm preferência para a subscrição de novas ações, na proporção das ações já possuídas anteriormente. Caso algum acionista renuncie, por escrito, ao seu direito de preferência, ou, se consultado, não se manifeste dentro de 30 (trinta) dias contados da data da

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consulta, caberá aos demais acionistas, na proporção das ações possuídas, o direito à subscrição dessas ações dentro do prazo de 30 (trinta) dias a partir da data do término do prazo para exercício do direito de preferência.

§3º. As ações preferenciais Classe A e as ações preferenciais Classe B terão prioridade no reembolso do capital, sem prêmio, tendo as ações preferenciais Classe A prioridade em relação às ações preferenciais Classe B. As ações preferenciais Classe A e Classe B serão resgatáveis pela Companhia e não terão direito a voto, exceto nos casos previstos em lei.

Artigo 6º. As ações serão registradas no Livro de Registro de Ações da Companhia, que não emitirá certificados de ações.

CAPÍTULO IV
ASSEMBLEIAS GERAIS

Artigo 7º. Os acionistas com direito de voto, reunir-se-ão em Assembleia Geral, ordinariamente, uma vez por ano, dentro dos 04 (quatro) primeiros meses seguintes ao encerramento de cada exercício social e, extraordinariamente, sempre que os interesses sociais assim o exigirem, nos termos da legislação aplicável, deste Estatuto Social.

§ 1º. Os acionistas com direito a voto, exercerão seu direito de voto nas Assembleias Gerais da Companhia em conformidade com as disposições deste Estatuto Social arquivado na sede da Companhia. O presidente da Assembleia Geral não computará qualquer voto proferido em violação ao presente Estatuto, sob pena de responsabilidade pessoal.

§ 2º. As deliberações serão tomadas pela maioria absoluta dos acionistas detentores de ações votantes representativas do capital social, salvo quando exigido quórum mais elevado em lei, neste Estatuto Social.

§ 3º. É vedado a qualquer acionista obrigar a Companhia em negócios estranhos ao seu objeto social como fianças, avais ou garantias não relacionadas com seus negócios, bem como receber de terceiros qualquer vantagem pessoal, direta ou indireta, em relação à Companhia.

§ 4º. As Assembleias Gerais da Companhia poderão ser realizadas na forma presencial, semipresencial e digital, desde que respeitadas as regras de convocação, instalação e quórum previstas neste Estatuto Social. Para fins de esclarecimento, considera-se assembleia (i) presencial: aquela realizada com a presença dos acionistas na sede da Companhia; (ii) semipresencial: quando os acionistas puderem participar e votar presencialmente, na sede da Companhia, e também a distância; e (iii) digital: quando a participação dos acionistas for totalmente a distância e o conclave não for realizado em local físico.

§ 5º. Serão considerados presentes às assembleias, os acionistas que participarem por meio de vídeo conferência ou conferência telefônica.

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§ 6º. O formato da Assembleia Geral deverá ser previamente acordado pelos acionistas, conforme a necessidade de cada membro do quadro societário e indicado na respectiva Assembleia.

§ 7º. Para Assembleias Gerais realizadas semipresencialmente e/ou digitalmente é autorizada a assinatura eletrônica e digital, por meio de certificados digitais emitidos pela ICP-Brasil e/ou por meios de certificação admitidos pelas partes como válidos e de acordo com a Medida Provisória 2.200/2001.

§ 8º. As Assembleias Gerais realizadas formato digital, serão consideradas como realizadas na sede da Companhia, nos termos do Artigo 1º, §3º, da Instrução Normativa nº 79/2020, do Departamento de Registro Empresarial e Integração.

CAPÍTULO V
ADMINISTRAÇÃO DA COMPANHIA

Artigo 8º. A administração da Companhia será exercida por uma Diretoria, eleita na forma da lei e deste Estatuto Social.

§ 1º. A Assembleia Geral fixará o montante global da remuneração dos administradores e seus benefícios.

§2º. As Reuniões da Diretoria da Companhia poderão ser realizadas na forma presencial, semipresencial e digital, desde que respeitadas as regras de convocação, instalação e quórum previstas neste Estatuto Social.

§3º. A definição das modalidades acima mencionadas e assinatura eletrônica de Atas de Reunião estão previstas nos §4º a §8º do Artigo 7º deste Estatuto Social.

§4º. Serão considerados presentes às reuniões, os membros da Diretoria que participarem por meio de vídeo conferência ou conferência telefônica.

Artigo 9º. A Diretoria será composta de, no mínimo 2 (dois) e, no máximo, 10 (dez) Diretores, acionistas ou não, todos residentes e domiciliados no país, eleitos pela Assembleia Geral e por esta destituíveis a qualquer tempo, com mandato de 03 (três) anos, sendo permitida a cumulação de cargos e a reeleição.

§ 1º. Ocorrendo vacância de cargo de quaisquer Diretores, ou impedimento do titular, caberá a Assembleia Geral eleger o novo Diretor ou designar o substituto, fixando, em qualquer dos casos, o prazo da gestão e os respectivos vencimentos.

§ 2º. A Diretoria reunir-se-á sempre que necessário e a sua convocação cabe a qualquer dos Diretores. A reunião será presidida pelo Diretor que a houver convocado.

§ 3º. A reunião instalar-se-á com a presença de Diretores que representem a maioria dos

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membros da Diretoria.

§ 4º. As atas das reuniões e as deliberações da Diretoria serão lavradas em livro próprio.

Artigo 10º. A Diretoria terá todos os poderes e atribuições que a Lei e o Estatuto Social da Companhia lhe conferirem para a prática dos atos necessários ao funcionamento regular da Companhia, podendo decidir sobre todos os atos e realizações de todas as operações que se relacionarem com o objeto da Companhia e que não forem da competência privativa da Assembleia Geral.

Artigo 11º. A Diretoria poderá designar um dos seus membros para representar a Companhia em atos e operações no País ou no Exterior, ou constituir um procurador apenas para a prática de ato específico, devendo a ata que contiver a resolução de Diretoria ser arquivada na Junta Comercial, se necessário.

Artigo 12º. Todos os atos que criarem responsabilidade para com a Companhia, ou dispensarem obrigações de terceiros para com ela, incluindo a representação da Companhia judicialmente, ativa e passivamente, só serão válidos se assinados da seguinte forma:

(i) por 2 (dois) Diretores em conjunto;

(ii) por um Diretor em conjunto com um procurador; ou

(iii) por dois procuradores em conjunto.

§ 1º. Os mandatos serão sempre assinados por 2 (dois) membros da Diretoria em conjunto, e serão outorgados para fins específicos e por prazo determinado de, no máximo, até 1 (um) ano, salvo os que contemplarem os poderes da cláusula ad judicia, inclusive com poderes et extra.

§ 2º. A Companhia será representada isoladamente por qualquer dos membros da Diretoria, sem as formalidades previstas neste artigo, nos seguintes casos: **(i)** prestação de depoimento pessoal; e **(ii)** na qualidade de prepostos em audiências.

§ 3º. Como exceção às regras acima estabelecidas, os procuradores com poderes ad judicia poderão exercer o mandato isoladamente, por tempo indeterminado, e poderão substabelecer, com ou sem reservas de iguais poderes.

CAPÍTULO VI
CONSELHO FISCAL

Artigo 13º. A Companhia compor-se-á de 3 (três) membros efetivos, brasileiros residentes no país, acionistas ou não, com as qualificações exigidas pela lei.

Artigo 14º. O Conselho Fiscal não terá funcionamento permanente e somente será instalada por

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deliberação da Assembleia Geral, a pedido de acionistas, feito na forma da lei, ocasião em que serão eleitos seus membros para o período compreendido entre a sua instalação e a primeira Assembleia Geral que se realizar, observando-se, na sua constituição, as prescrições legais relativas aos direitos dos titulares de ações ordinárias.

Artigo 15º. Os membros do Conselho Fiscal, quando no exercício de suas funções, perceberão a remuneração que lhes for fixada pela Assembleia Geral que os eleger.

CAPÍTULO VII
DO EXERCÍCIO SOCIAL, DO BALANÇO E DO LUCRO

Artigo 16º. O exercício social terá início em 1º de janeiro e término em 31 de dezembro de cada ano, ocasião em que o balanço e as demais demonstrações financeiras deverão ser preparadas.

Artigo 17º. Dos resultados positivos do exercício serão deduzidos antes de qualquer participação: **(i)** os prejuízos acumulados em exercícios anteriores; **(ii)** a provisão para pagamento do Imposto de Renda e Contribuição Social sobre o Lucro Líquido; e **(iii)** a remuneração dos administradores, por deliberação da Assembleia Geral, e nos termos deste Estatuto Social.

Artigo 18º. Os dividendos serão sempre declarados em Assembleia Geral e serão pagos conforme esta deliberar.

§1º. Os dividendos não recebidos ou reclamados prescreverão no prazo de 3 (três) anos, contando da data em que tenham sido postos à disposição do acionista, e reverterão em favor da Companhia.

Artigo 19º. A Companhia poderá, por deliberação previamente aprovada por qualquer órgão da administração da Companhia, levantar balanços e demonstrações financeiras intercalares, mensais, trimestrais ou semestrais, podendo declarar dividendos à conta de lucros apurados nesses balanços, observado o disposto no artigo 204 da Lei das Sociedades Anônimas. A Companhia poderá, ainda, por deliberação de qualquer órgão da administração da Companhia, declarar dividendos intermediários à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ Único. A Companhia poderá, mediante deliberação de qualquer órgão de sua administração, remunerar os acionistas mediante pagamento de juros sobre o capital próprio, na forma e dentro dos limites estabelecidos em lei.

Artigo 20º. A Companhia poderá, mediante deliberação da Assembleia Geral, remunerar os acionistas mediante pagamento de juros sobre o capital próprio, na forma e dentro dos limites estabelecidos em Lei.

SP - 19624071v5

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CAPÍTULO IX
DA LIQUIDAÇÃO, DISSOLUÇÃO E EXTINÇÃO

Artigo 21º. A Companhia entrará em liquidação nos casos previstos na legislação em vigor, competindo à Assembleia Geral estabelecer o modo de liquidação, nomear o liquidante e eleger o Conselho Fiscal que funcionará nesse período.

Artigo 22º. A qualquer tempo, a Companhia poderá transformar-se em outro tipo societário, por decisão de acionistas representando a totalidade do capital social votante da Companhia, em Assembleia Geral previamente convocada, nos termos do disposto no artigo 221 da Lei das Sociedades por Ações.

CAPÍTULO X
DAS DISPOSIÇÕES GERAIS

Artigo 23º. Cada acionista terá o direito de requerer ao presidente da Assembleia Geral ou das reuniões da Diretoria que declare a invalidade do voto proferido em desacordo com as previsões deste Estatuto Social, e/ou requerer à administração da Companhia a suspensão ou o cancelamento imediato do registro da transferência de ações de emissão da Companhia efetuado em desacordo com o aqui previsto, independentemente de qualquer procedimento judicial ou extrajudicial.

Artigo 24º. Fica eleito o Foro da Cidade de São Paulo, da Comarca do Estado de São Paulo, para dirimir quaisquer controvérsias decorrentes deste Estatuto, com renúncia a qualquer outro, por mais privilegiado que seja.

Artigo 25º. Os casos omissos neste Estatuto Social serão resolvidos pela Assembleia Geral e regulados de acordo com o que preceitua a Lei das Sociedades por Ações, conforme alterada.

* * * *

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer